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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AGA MEDICAL HOLDINGS, INC.

As filed with the Securities and Exchange Commission on November 8, 2010

Registration No. 333-170045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
 FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ST. JUDE MEDICAL, INC.
(Exact Name of Registrant as Specified in Its Charter)

Minnesota (State or Other Jurisdiction of Incorporation or Organization)	3841 (Primary Standard Industrial Classification Code Number)	41-1276891 (IRS Employer Identification Number)

One St. Jude Medical Drive
St. Paul, Minnesota 55117
(651) 756-2000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Pamela S. Krop
Vice President, General Counsel and Secretary
St. Jude Medical, Inc.
One St. Jude Medical Drive
St. Paul, Minnesota 55117
(651) 765-2000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Joseph M. Barbeau Stewart L. McDowell Gibson, Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, California 94303-1125 (650) 849-5300	David C. Grorud Ryan C. Brauer Fredrikson & Byron, P.A. 200 South 6th Street Minneapolis, Minnesota 55402 (612) 492-7000

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and upon consummation of the transactions described in the enclosed prospectus/offer to exchange.

          If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

  Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
  Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer) ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS/OFFER TO EXCHANGE MAY CHANGE. ST. JUDE MEDICAL, INC. MAY NOT COMPLETE THIS EXCHANGE OFFER AND ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS/OFFER TO EXCHANGE IS NOT AN OFFER TO SELL THESE SECURITIES AND ST. JUDE MEDICAL, INC. IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS/OFFER TO EXCHANGE

ST. JUDE MEDICAL, INC.
OFFER TO EXCHANGE EACH OUTSTANDING SHARE OF COMMON STOCK
OF
AGA MEDICAL HOLDINGS,  INC.
FOR
$20.80 IN CASH
OR
$20.80 IN FAIR MARKET VALUE OF ST. JUDE MEDICAL, INC. COMMON STOCK
SUBJECT IN EACH CASE TO ADJUSTMENT AND PRORATION AS DESCRIBED IN THE PROSPECTUS/OFFER TO EXCHANGE AND THE RELATED LETTER OF ELECTION AND TRANSMITTAL

          THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), NEW YORK CITY TIME, ON THE EVENING OF NOVEMBER 17, 2010, UNLESS EXTENDED. SHARES TENDERED PURSUANT TO THIS EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE EXCHANGE OFFER.

          On October 15, 2010, St. Jude Medical, Inc. ("St. Jude Medical"), Asteroid Subsidiary Corporation ("Asteroid"), an indirect wholly-owned subsidiary of St. Jude Medical, and AGA Medical Holdings, Inc. ("AGA") entered into an agreement and plan of merger and reorganization (the "Merger Agreement") providing for St. Jude Medical (through an indirect wholly-owned subsidiary) to acquire all of the outstanding shares of AGA common stock by means of an exchange offer (the "Offer") and a subsequent merger (the "Merger") pursuant to the terms and conditions of the Merger Agreement. AGA's board of directors unanimously approved and adopted the Merger Agreement, determined that the Offer and the Merger are fair to, and in the best interests of, AGA's stockholders and recommends that AGA stockholders accept the Offer and tender their shares of AGA common stock pursuant to the Offer. The factors considered by AGA's board of directors in making the determinations and the recommendation described above are set forth in AGA's solicitation/recommendation statement on Schedule 14D-9, which has been filed with the Securities and Exchange Commission (the "SEC") and is being mailed to the AGA stockholders together with this prospectus/offer to exchange. AGA stockholders are encouraged to review carefully the Schedule 14D-9, together with this prospectus/offer to exchange.

          In the Offer, St. Jude Medical, through Asteroid, is offering to exchange for each share of AGA common stock accepted by Asteroid either $20.80 in cash, without interest, or $20.80 in fair market value of St. Jude Medical common stock. AGA stockholders may elect to receive either cash (the "cash election") or St. Jude Medical common stock (the "stock election") for each share of AGA common stock tendered in the Offer. Cash elections and stock elections made in the Offer will be subject to proration.

          The aggregate amount of cash and of St. Jude Medical common stock available to be paid and issued in the Offer will be determined on a 50/50 basis, such that if the holders of more than 50% of the shares of AGA common stock tendered in the Offer elect more than the amount of cash or St. Jude Medical common stock available in either case, AGA stockholders will receive on a pro rata basis the other kind of consideration to the extent the kind of consideration they elect to receive is oversubscribed. For example, if more than 50% of the AGA common stock tendered in the Offer is subject to cash elections, then holders who made cash elections in the aggregate will receive all of the cash available for payment in the Offer (50% of the total consideration payable to all stockholders who tender in the Offer), but also will receive some St. Jude Medical common stock on a pro rata basis, since there would have been an oversubscription for cash.

          Stockholders that tender their shares of AGA common stock, but do not elect to receive cash or to receive St. Jude Medical common stock for their AGA common stock will be treated as if they had made no election and the amount of cash and/or shares of St. Jude Medical common stock that they receive will be based on the amount of cash and/or St. Jude Medical common stock remaining after giving effect to the cash elections and stock elections.

          The fraction of a share or number of shares of St. Jude Medical common stock to be exchanged for each share of AGA common stock for which a stock election has been made will be equal to $20.80 divided by the volume weighted average of the daily closing prices of St. Jude Medical's common stock during the ten trading days ending on and including the second trading day prior to the final expiration date of the Offer (the "exchange rate").

          With respect to the number of shares of St. Jude Medical common stock, if any, to be received by AGA stockholders in exchange for such stockholders' shares of AGA common stock, the exchange rate will be determined in advance of the expiration of the Offer based on the final expiration date of the Offer. St. Jude Medical will announce the exchange rate by issuing a press release no later than 9:00 A.M., New York City time, on the trading day prior to the final expiration date. For example, St. Jude Medical will announce an exchange rate by issuing a press release no later than 9:00 A.M., New York City time, on November 16, 2010 that will apply if the Offer expires at 12:00 midnight (one minute after 11:59 P.M.), New York City time, on the evening of November 17, 2010, the initial expiration date of the Offer. If the Offer is extended, St. Jude Medical will recalculate the exchange rate based on the later expected final expiration date and announce the exchange rate in a similar manner.

          St. Jude Medical's obligation to exchange its common stock for AGA common stock in the Offer is subject to the conditions listed in the section entitled "The Merger Agreement—Conditions to the Offer" on page 117. St. Jude Medical common stock is traded on the New York Stock Exchange (the "NYSE") under the symbol STJ. AGA common stock is traded on the NASDAQ Global Select Market under the symbol AGAM.

          If the Offer is completed, the Offer will be followed by the Merger of Asteroid with and into AGA, in which any remaining shares of AGA common stock not tendered in the Offer will be converted into the right to receive $20.80 in cash, without interest or a fraction of a share or number of shares of St. Jude Medical common stock equal to the exchange rate, except for shares of AGA common stock with respect to which appraisal rights under Delaware law are properly exercised.

          In the Merger, 50% of the shares of AGA common stock exchanged by each holder in the Merger will be exchanged for cash and 50% will be exchanged for shares of St. Jude Medical common stock, subject to adjustment. In no event will the total number of shares of St. Jude Medical common stock to be issued in the Offer and the Merger exceed 19.9% of St. Jude Medical's common stock outstanding on the date on which shares of AGA common stock are first accepted for payment under the Offer. The amount of cash and/or shares of St. Jude Medical common stock payable in the Merger may also be subject to adjustment in the event the Offer, the Merger and the second merger collectively would not qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

          The Merger will entitle AGA stockholders to appraisal rights under the General Corporation Law of the State of Delaware (the "DGCL"). To exercise appraisal rights, an AGA stockholder must strictly comply with all of the procedures under the DGCL. These procedures are described more fully in the section entitled "The Transaction—Appraisal Rights" on page 96.

          See "Risk Factors," beginning on page 25, for a description of certain factors that you should consider in connection with the Offer, as well as related matters described in this prospectus/offer to exchange.

          St. Jude Medical has not authorized any person to provide any information or to make any representation in connection with the Offer other than the information contained or incorporated by reference in this prospectus/offer to exchange, and if any person provides any information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by St. Jude Medical.

          Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus/offer to exchange. Any representation to the contrary is a criminal offense.

The date of this prospectus/offer to exchange is November 8, 2010.

        This prospectus/offer to exchange incorporates by reference important business and financial information about St. Jude Medical from documents filed and to be filed with the SEC that have not been included in or delivered with this prospectus/offer to exchange. You should carefully read and consider all of the documents filed and to be filed by St. Jude Medical with the SEC and to be incorporated by reference into this prospectus/offer to exchange before making an investment decision. This information is available without charge at the SEC's website at www.sec.gov, as well as from other sources. See "Where You Can Find Additional Information" on page 2.

        AGA stockholders also may request copies of these publicly-filed documents from St. Jude Medical, without charge, upon written or oral request to the Corporate Secretary at St. Jude Medical, Inc., One St. Jude Medical Drive, St. Paul, MN 55117, (651) 756-2000. In order to receive timely delivery of the documents, AGA stockholders must make such request no later than November 9, 2010, or five business days before the expiration date, if any extension, of the Offer.

        Commencing on November 1, 2010, this prospectus/offer to exchange will incorporate by reference important business and financial information about AGA from documents filed with the SEC on and after November 1, 2010 that will not be included in or delivered with this prospectus/offer to exchange. You should carefully read and consider all of the documents filed by AGA with the SEC on and after November 1, 2010 and incorporated by reference into this prospectus/offer to exchange before making an investment decision. This information will be available without charge at the SEC's website at www.sec.gov, as well as from other sources. See "Where You Can Find Additional Information" on page 2.

        AGA stockholders also may request copies of these publicly-filed documents from AGA, without charge, upon written or oral request to the Corporate Secretary at AGA Medical Holdings, Inc., 5050 Nathan Lane North, Plymouth, MN 55442, (763) 513-9227. In order to receive timely delivery of the documents, AGA stockholders must make such request no later than November 9, 2010, or five business days before the expiration date, if any extension, of the Offer.

        This prospectus/offer to exchange does not constitute a solicitation of proxies for any meeting of stockholders of AGA. St. Jude Medical is not asking you for a proxy and you are requested not to send in a proxy. Any solicitation of proxies that St. Jude Medical or AGA might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        St. Jude Medical and Asteroid will promptly amend the Schedule TO filed with the SEC to reflect any material amendments in the information set forth in such Schedule TO as required by Rule 14d-3(b) under the Exchange Act.

 ANNEXES

Annex A	Agreement and Plan of Merger and Reorganization
Annex B	Opinion of Piper Jaffray & Co. to AGA Medical Holdings, Inc.
Annex C	Opinion of Gibson, Dunn & Crutcher LLP
Annex D	Section 262 of the General Corporation Law of the State of Delaware
Annex E	Information Concerning St. Jude Medical, Inc., Asteroid Subsidiary Corporation and Directors and Executive Officers of St. Jude Medical, Inc. and Asteroid Subsidiary Corporation

FORWARD-LOOKING STATEMENTS

        Information both included and incorporated by reference in this prospectus/offer to exchange may contain forward-looking statements, concerning, among other things, St. Jude Medical, Inc.'s ("St. Jude Medical") business strategies or the financial projections of AGA Medical Holdings, Inc. ("AGA"), which are subject to risks, uncertainties and assumptions. St. Jude Medical intends these forward-looking statements to be covered by the safe harbor provided by the Private Securities Litigation Reform Act of 1995 to the fullest extent permitted by such act.

        Forward-looking statements are statements that are not historical facts, and include statements regarding the timing of the transaction and the consideration to be received by the stockholders of AGA, the successful integration of the AGA business into St. Jude Medical, the expansion of St. Jude Medical's product offerings, St. Jude Medical's presence in the medical devices market, the enhancement of value and benefits to physician customers and to St. Jude Medical's and AGA's stockholders, and the ability to realize growth and efficiencies as a result of the Offer and the Merger. These forward-looking statements are identified by their use of terms such as "intend," "plan," "may," "should," "will," "anticipate," "believe," "could," "estimate," "expect," "continue," "potential," "opportunity," "project," "strategy" and similar terms. These statements are based on certain assumptions and analyses that St. Jude Medical believes are appropriate under the circumstances, and are subject to various risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may differ materially from those expected, estimated, projected, or implied in these forward-looking statements. St. Jude Medical cannot guarantee that it actually will achieve these plans, intentions or expectations, or complete the Offer and the Merger on the terms summarized in this prospectus/offer to exchange. The risks and uncertainties that could have a material adverse effect on St. Jude Medical's operations and future prospects or the completion of the Offer and the Merger include, but are not limited to:

  •
  the failure to satisfy the conditions to consummate the Offer and the Merger;

  •
  the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

  •
  the failure of the Offer or the Merger to close for any other reason;

  •
  the amount of the costs, fees, expenses and charges related to the Offer and the Merger;

  •
  the failure of St. Jude Medical to integrate AGA successfully;

  •
  general economic and business conditions;

  •
  global economic growth and activity;

  •
  industry conditions; and

  •
  changes in laws or regulations.

        These risks and uncertainties, along with the risk factors discussed under "Risk Factors" in this prospectus/offer to exchange, should be considered in evaluating any forward-looking statements contained in this prospectus/offer to exchange. All forward-looking statements speak only as of the date of this prospectus/offer to exchange, and, except as required by law, St. Jude Medical undertakes no obligation to publicly update or revise any of them in light of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to St. Jude Medical or AGA or any person acting on their behalf are qualified by the cautionary statements in this section.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        This prospectus/offer to exchange incorporates and will incorporate documents by reference that are not presented in or delivered with this prospectus/offer to exchange. You should rely only on the information contained in this prospectus/offer to exchange and in the documents that St. Jude Medical has incorporated by reference and that AGA will incorporate by reference into this prospectus/offer to exchange. St. Jude Medical has not authorized anyone to provide you with information that is different from or in addition to the information contained in, or incorporated by reference into, this prospectus/offer to exchange.

        St. Jude Medical and AGA file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy any reports, statements or other information that St. Jude Medical or AGA file with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. St. Jude Medical's and AGA's public filings also are available to the public from commercial document retrieval services and may be obtained without charge at the SEC's website at www.sec.gov. St. Jude Medical's and AGA's filings with the SEC are also available on their websites at www.sjm.com and www.amplatzer.com, respectively. The contents of those websites are not incorporated by reference into this prospectus/offer to exchange.

        St. Jude Medical has filed with the SEC a registration statement on Form S-4 ("Form S-4") to register the offer and sale of shares of St. Jude Medical common stock to be issued in the Offer and the Merger. This prospectus/offer to exchange is a part of that registration statement. St. Jude Medical may also file amendments to such registration statement. In addition, on October 20, 2010, St. Jude Medical filed with the SEC a Tender Offer Statement on Schedule TO ("Schedule TO") under the Exchange Act, together with exhibits, to furnish certain information about the Offer. St. Jude Medical may file amendments to the Schedule TO. As allowed by SEC rules, this prospectus/offer to exchange does not contain all of the information in the registration statement or the exhibits to the registration statement. You may obtain copies of the Form S-4 and Schedule TO (and any amendments to those documents) by contacting St. Jude Medical at the following address:

St. Jude Medical
One St. Jude Medical Drive
St. Paul, MN 55117
Attention: Corporate Secretary
(651) 756-2000

        St. Jude Medical has engaged Georgeson Inc. to act as its information agent in connection with the Offer. You can obtain copies of the Form S-4 and Schedule TO (and any amendments to those documents) along with the related letter of election and transmittal by contacting Georgeson Inc. at the following address:

Georgeson Inc.
199 Water Street—26th Floor
New York, NY 10038-3560
Banks and Brokers Call: (212) 440-9800
All Others Call Toll Free: (877) 278-4774

        On October 20, 2010, AGA filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 under the Exchange Act ("Schedule 14D-9"), together with exhibits containing the AGA board of director's recommendation with respect to the Offer and certain additional information about the Offer. AGA may file amendments to the Schedule 14D-9. You may obtain copies of the Schedule 14D-9 (and any amendments thereto) by contacting AGA at the following address:

AGA Medical Holdings, Inc.
5050 Nathan Lane North
Plymouth, MN 55442
(763) 513-9227

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed by St. Jude Medical with the SEC are incorporated by reference into this prospectus/offer to exchange. You should carefully read and consider all of these documents before making an investment decision.

  •
  Annual Report on Form 10-K for the year ended January 2, 2010, filed on March 2, 2010;

  •
  Quarterly Reports on Form 10-Q for the fiscal quarters ended April 3, 2010 and July 3, 2010, filed on May 4, 2010 and August 11, 2010, respectively;

  •
  Current Reports on Form 8-K, filed on January 15, 2010, January 25, 2010, March 15, 2010, March 19, 2010, May 7, 2010, October 18, 2010 and October 26, 2010;

  •
  The following information from Exhibit 99.1 to the Current Report on Form 8-K furnished on October 20, 2010: (i) The following line items from the table under the heading "St. Jude Medical, Inc. Condensed Consolidated Statements of Earnings: Net Sales through Net earnings, Diluted net earnings per share and Weighted average shares outstanding—diluted and (ii) the information in the table under the heading "Condensed Consolidated Balance Sheets."

  •
  Proxy Statement for 2010 Annual Meeting of Shareholders, filed on March 23, 2010; and

  •
  Description of St. Jude Medical common stock set forth in its Registration Statements on Form 8-A, filed on April 28, 1978 and November 8, 1996, including any amendment or report filed for purposes of updating such description.

        All documents filed by St. Jude Medical with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the filing of this document, including documents filed on and after the date of this document and prior to the effectiveness of the Form S-4 to which this document relates, and prior to the date the Offer is terminated, are incorporated by reference into this prospectus/offer to exchange and are part of this document from the date of filing. You should carefully read and consider all of the documents to be filed with the SEC by St. Jude Medical after the filing of this document and to be incorporated by reference into this prospectus/offer to exchange before making an investment decision.

        St. Jude Medical and Asteroid will promptly amend the Schedule TO filed with the SEC to reflect any material amendments in the information set forth in such Schedule TO as required by Rule 14d-3(b) under the Exchange Act.

        All documents filed by AGA with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act on and after November 1, 2010 will be incorporated by reference into this prospectus/offer to exchange and will be part of this document from the date of filing. You should carefully read and consider all of the documents to be filed with the SEC by AGA on and after November 1, 2010 and to be incorporated by reference into this prospectus/offer to exchange before making an investment decision.

        Nothing in this prospectus/offer to exchange shall be deemed to incorporate herein any information furnished but not filed with the SEC.

QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION

        Below are some of the questions that you as a holder of AGA common stock may have regarding the Offer and the Merger and answers to those questions. You are urged to carefully read the remainder of this prospectus/offer to exchange and the related letter of election and transmittal and the other documents to which we have referred, because the information contained in this section and in the "Summary" section is not complete. Additional important information is contained in the remainder of this prospectus/offer to exchange, the related letter of election and transmittal, and the documents incorporated herein. See "Where You Can Find Additional Information" on page 2.

        As used in this prospectus/offer to exchange, unless otherwise indicated or the context requires, "St. Jude Medical" refers to St. Jude Medical, Inc. and its consolidated subsidiaries, and "AGA" refers to AGA Medical Holdings, Inc. and its consolidated subsidiaries.

Q:
What are St. Jude Medical and AGA proposing to do?

A:
St. Jude Medical and AGA entered into a Merger Agreement on October 15, 2010, pursuant to which St. Jude Medical, through its indirect wholly-owned subsidiary Asteroid Subsidiary Corporation ("Asteroid"), is offering to exchange cash or shares of St. Jude Medical common stock for all of the outstanding shares of AGA common stock (the "Offer"). As of October 13, 2010, AGA had 50,268,924 shares of common stock outstanding, all of which St. Jude Medical seeks to acquire in the Offer. In addition, there were 3,235,962 shares of AGA common stock subject to options outstanding as of October 13, 2010 (the "Options"), some of which are exercisable or may become exercisable prior to the expiration of the Offer, and 251,100 shares of AGA common stock subject to restricted stock units (the "RSUs"), some of which have vested or may vest prior to the expiration of the Offer. To the extent these Options or RSUs are exercised or vest in exchange for shares of AGA common stock prior to the expiration of the Offer, St. Jude Medical will seek to acquire the shares issued upon such exercise in the Offer. Promptly after completion of the Offer, St. Jude Medical intends to merge Asteroid with and into AGA (the "Merger"). As a result of the Merger, the separate corporate existence of Asteroid will cease and AGA will continue as the surviving corporation of the Merger and an indirect wholly-owned subsidiary of St. Jude Medical.

  Options and RSUs to purchase shares of AGA common stock are not subject to the Offer, but will be canceled in connection with the Merger in exchange for which certain cash payments will be made to holders of canceled Options and RSUs. In addition, as of October 13, 2010, 28,725 shares were subject to purchase under AGA's employee stock purchase plan. All rights under this employee stock purchase plan shall be cancelled in exchange for cash payments upon consummation of the Merger.

Q:
What would I receive in exchange for my shares of AGA common stock?

A:
In the Offer, St. Jude Medical, through its indirect wholly-owned subsidiary, Asteroid, is offering to exchange for each share of AGA common stock that is validly tendered and not withdrawn either:

•
$20.80 in cash, without interest (the "Cash Consideration"); or

•
a fraction of a share or shares of St. Jude Medical common stock equal to the exchange rate (the "Stock Consideration"), which is $20.80 divided by the St. Jude Medical volume weighted average of the daily closing prices, determined by closing prices on the New York Stock Exchange for the ten trading days ending on and including the second trading day preceding the expected final expiration date of the Offer (the "Average Trading Price"), subject to adjustment and proration, as described in this prospectus/offer to exchange and the related letter of election and transmittal. You may elect to receive either cash (the "cash election"), or St. Jude Medical common stock ("stock election") for each of your shares of AGA common stock tendered in the Offer. You can elect cash for some of your shares and stock for others. If you tender your shares of AGA common stock, but do not elect to receive cash or to receive St. Jude Medical common stock for your AGA common stock, you will be treated as if you had made no election, and you will receive consideration as described in response to the question "What will happen if I tender my shares but do not make an election?"

  The exchange rate will be determined in advance of the expiration of the Offer based on the date on which St. Jude Medical will accept shares of AGA common stock for exchange pursuant to the Offer, which we refer to as the final expiration date. St. Jude Medical will announce the exchange rate by issuing a press release no later than 9:00 A.M., New York City time, on the trading day prior to the expected final expiration date of the Offer. For example, St. Jude Medical will announce the exchange rate by issuing a press release no later than 9:00 A.M., New York City time, on November 16, 2010 that will apply if the Offer expires at 12:00 midnight (one minute after 11:59 P.M.), New York City time, on the evening of November 17, 2010, the initial expiration date of the Offer. If the Offer is extended, St. Jude Medical will recalculate the exchange rate based on the later expected final expiration date and announce the exchange rate in a similar manner.

  The aggregate amount of cash and number of shares of St. Jude Medical common stock payable in the Offer are subject to the following limits:

  •
  The maximum amount of cash payable in the Offer is $20.80 multiplied by 50% of the aggregate number of shares of AGA common stock tendered in the Offer. Thus, 50% of the shares of AGA common stock tendered in the Offer will be exchanged for cash.

  •
  The maximum number of shares of St. Jude Medical common stock payable in the Offer is the exchange rate multiplied by 50% of the aggregate number of number of shares of AGA common stock tendered in the Offer. Thus, 50% of the shares of AGA common stock tendered in the Offer will be exchanged for shares of St. Jude Medical common stock.

  •
  In no event will the number of shares of St. Jude Medical common stock to be paid in the Offer and the Merger exceed 19.9% of shares of St. Jude Medical common stock outstanding on the final expiration date.

  Therefore, elections will be subject to proration if tendering holders of AGA common stock, in the aggregate, elect to receive more than the maximum amount of consideration to be paid as cash or shares of St. Jude Medical common stock.

  The fractional shares of St. Jude Medical common stock to which an AGA stockholder is entitled in the Offer or the Merger shall be aggregated with all other fractional shares of all other AGA stockholders in the Offer or Merger, as applicable. Those aggregated shares will be sold in the open market by the exchange agent, as agent for the AGA stockholders having an interest in those shares, and those AGA stockholders will be entitled to their proportional share of the cash proceeds, without interest, from that sale.

Q:
Is the Offer being made by St. Jude Medical or Asteroid?

A:
The Offer is technically being made by Asteroid, which was formed by St. Jude Medical specifically for the purpose of making the Offer and otherwise facilitating the transaction. Because Asteroid is an indirect wholly-owned subsidiary of St. Jude Medical, all of the shares of AGA common stock acquired by Asteroid in the Offer will actually be beneficially owned and indirectly controlled by St. Jude Medical. Therefore, although Asteroid is technically making the Offer and is a party to the Merger, when we discuss the Offer and the Merger, we generally refer only to St. Jude Medical.

Q:
How long will it take to complete the Offer and the Merger?

A:
St. Jude Medical hopes to complete the Offer in mid-November 2010. St. Jude Medical expects to complete the Merger shortly after it completes the Offer, or, if the approval of the stockholders of AGA for the Merger is required, shortly after the special meeting of AGA stockholders to approve the Merger.

Q:
Do I have to pay any brokerage fees or commissions?

A:
If you are the record owner of your shares and you tender your shares in the Offer, you will not incur any brokerage fees or commissions. If you own your shares through a broker or other nominee who tenders the shares on your behalf, your broker or other nominee may charge you a commission for doing so. You should consult with your broker or other nominee to determine whether any charges will apply.

Q:
Does AGA's board of directors support the Offer and the Merger?

A:
Yes. AGA's board of directors unanimously approved the Offer and the Merger and recommends that you tender your shares of AGA common stock in the Offer. Information about the recommendation of AGA's board of directors is described in AGA's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to you together with this prospectus/offer to exchange.

Q:
Have any of the stockholders of AGA agreed to tender their shares?

A:
Yes. Stockholders of AGA affiliated with Welsh, Carson, Anderson & Stowe ("Welsh Carson") and Franck Gougeon entered into a tender and voting agreement pursuant to which they have agreed to tender into the exchange offer an aggregate of 32,808,507 shares of AGA common stock, which represent approximately 65% of the common stock of AGA outstanding as of October 13, 2010. In the event that the AGA board of directors withdraws or adversely changes its recommendation in favor of the Offer and the Merger, or terminates the Merger Agreement to enter into an agreement with respect to a superior proposal, in each case in accordance with the terms of the Merger Agreement, the shares of AGA common stock subject to the tender and voting agreement in excess of the aggregate of 30% of the outstanding common stock of AGA on a fully diluted basis at that time will be released from the obligations under the tender and voting agreement, which we call a "tender and voting agreement release."

Q:
What percentage of St. Jude Medical common stock will AGA stockholders own after the Merger?

A:
If St. Jude Medical obtains all of the shares of AGA common stock pursuant to the transaction, former stockholders of AGA would own approximately 3.83% of the shares of common stock of St. Jude Medical, based upon the number of shares of St. Jude Medical common stock and AGA common stock outstanding on October 13, 2010, not taking into account Options, RSUs or other rights to acquire common stock of AGA or St. Jude Medical, and assuming the Average Trading Price for St. Jude Medical's shares as finally calculated for purposes of the Offer is approximately $39.90, which was the closing price on October 15, 2010.

Q:
What are the most significant conditions to the completion of the Offer?

A:
St. Jude Medical's obligation to accept shares of AGA common stock for exchange is subject to several conditions that must be satisfied or waived by Asteroid prior to the expiration of the offer, including:

•
there having been validly tendered and not withdrawn (not including shares of AGA common stock subject to a notice of guaranteed delivery unless such shares have actually been delivered) prior to the expiration date of the Offer, a number of shares of AGA common stock, which, together with any shares of AGA common stock that St. Jude Medical, Asteroid or any other subsidiary of St. Jude Medical owns, constitute at least a majority of the total number of outstanding shares of AGA common stock on a fully diluted basis (as though all rights and convertible securities convertible into or exercisable for shares of AGA common stock had been so converted or exercised), which is referred to in this prospectus/offer to exchange as the "minimum condition;"

•
the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), and under applicable foreign antitrust laws;

•
the registration statement of which this prospectus/offer to exchange is a part having been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement having been issued by the SEC;

•
the shares of St. Jude Medical common stock to be issued in the Offer having been approved for listing on the NYSE;

•
AGA having not breached or failed to comply in any material respect with any of its obligations, covenants or agreements in the Merger Agreement;

•
the representations and warranties of AGA contained in the Merger Agreement having been true and correct as of the date of the Merger Agreement and as of the time for acceptance and payment of the shares (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), subject to applicable materiality qualifications;

•
no action by any governmental entity or law that prohibits the Offer or the Merger or imposes material limitations on St. Jude Medical's ownership of the shares of AGA having been taken or enacted;

•
no event having occurred that has had or would reasonably be expected to have a material adverse effect on AGA;

•
all of the directors (other than three independent directors) having resigned immediately prior to St. Jude Medical's acceptance of AGA shares for exchange; and

•
the Merger Agreement not having been terminated.

  The minimum condition will be a majority of 53,784,711 shares of AGA common stock, which is equal to the sum of the total number of outstanding shares of AGA common stock and the total number of shares of AGA common stock issuable upon the exercise of all outstanding Options and RSUs to purchase AGA common stock and employee stock purchase plan rights. Other than the Options, RSUs and employee stock purchase plan rights, there are no rights or other securities convertible into or exercisable for shares of AGA common stock outstanding. As a result, there must be validly tendered and not withdrawn 26,892,357 shares of AGA common stock in the Offer to satisfy the minimum condition. Assuming that the stockholders of AGA who have entered into the tender and voting agreement tender or cause to be tendered all of the shares they beneficially owned as of October 13, 2010, no additional shares of AGA common stock must be tendered in the Offer to satisfy the minimum condition unless there is a tender and voting agreement release. If there is a tender and voting agreement release, an additional 10,756,944 shares of AGA common stock, representing approximately 20.0% of the sum of outstanding shares and shares issuable upon exercise of Options, RSUs and employee stock purchase plan rights, or 21.4% of the outstanding shares of AGA common stock (excluding shares issuable upon exercise of Options, RSUs and employee stock purchase plan rights) as of October 13, 2010, must be tendered into the Offer to satisfy the minimum condition.

  These and other conditions to the Offer are discussed in this prospectus/offer to exchange in the section entitled "The Merger Agreement—Conditions to the Offer" beginning on page 117.

Q:
How do I participate in the Offer?

A:
You are urged to read this entire prospectus/offer to exchange carefully, and to consider how the Offer and the Merger affect you. Then, if you wish to tender your shares of AGA common stock, you should complete and sign the enclosed letter of election and transmittal and return it with your stock certificates to Wells Fargo Shareowner Services, the designated exchange agent, or, if you hold your shares in "street name" through a broker or other nominee, ask your broker or other nominee to tender your shares. Please read this prospectus/offer to exchange carefully for more information about the procedures for tendering your shares, making a cash election or a stock election, the timing of the Offer, extensions of the Offer period and your rights to withdraw your shares from the Offer prior to the expiration date.

Q:
What will happen if I tender my shares but do not make an election?

A:
AGA stockholders who tender their shares of AGA common stock, but do not make an election will be allocated whatever form of Offer consideration is remaining (or a proportionate share of each form of Offer consideration if neither is oversubscribed), after taking into account the preferences of the tendering stockholders who made valid elections, as follows. If 50% or more of the aggregate number of shares of AGA common stock tendered in the Offer have made a valid election to receive cash, AGA stockholders who do not make an election will be treated as though they had elected to receive St. Jude Medical common stock. If 50% or more of the aggregate number of shares of AGA common stock tendered in the Offer have made a valid election to receive shares of St. Jude Medical common stock, AGA stockholders who do not make an election will be treated as though they had elected to receive cash. If neither form of consideration is oversubscribed, AGA stockholders who do not make an election will each receive the remaining cash and shares of St. Jude Medical common stock after taking into account all valid elections on a pro rata basis, such that after all shares of AGA common stock are exchanged, 50% of the aggregate shares of AGA common stock tendered in the Offer will have been exchanged for cash and 50% of the aggregate shares of AGA common stock tendered in the Offer will have been exchanged for shares of St. Jude Medical common stock.

Q:
What will happen if I do not tender my shares of AGA common stock?

A:
If, after completion of the Offer, St. Jude Medical owns a majority of the outstanding shares of AGA common stock, it intends to complete a Merger of its indirect wholly-owned subsidiary, Asteroid, with and into AGA. Upon consummation of the Merger, except for shares of AGA common stock with respect to which appraisal rights under Delaware law are properly exercised, each share of AGA common stock that has not been tendered and accepted for exchange in the Offer will be converted in the Merger into the right to receive either the Cash Consideration or the Stock Consideration. 50% of the shares of AGA common stock will be converted in the Merger into the right to receive the Cash Consideration and 50% will be converted into the right to receive the Stock Consideration, subject to adjustment as described in this prospectus/offer to exchange and the related letter of transmittal to be sent following the Merger. The fractional shares of St. Jude Medical common stock to which an AGA stockholder is entitled in the Merger shall be aggregated with all other fractional shares of all other AGA stockholders in the Merger. Those aggregated shares will be sold in the open market by the exchange agent, as agent for the AGA stockholders having an interest in those shares, and those AGA stockholders will be entitled to their proportional share of the cash proceeds, without interest, from that sale.

Q:
Will I be taxed on the cash or St. Jude Medical shares I receive?

A:
The tax consequences to AGA stockholders who receive shares of St. Jude Medical common stock and/or cash in exchange for AGA common stock if the transaction constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") will generally be as follows:

•
AGA stockholders who exchange all of their AGA common stock for St. Jude Medical common stock in the Offer or the Merger will not recognize any gain or loss from the exchange, except with respect to cash proceeds received upon the sale of a fractional share of St. Jude Medical common stock;

•
AGA stockholders who exchange all of their AGA common stock for cash in the Offer or the Merger generally will recognize gain or loss in the exchange equal to the difference between the aggregate amount of cash received for the AGA common stock and the stockholder's tax basis in the AGA common stock; and

•
AGA stockholders who exchange their AGA common stock for both St. Jude Medical common stock and cash in the Offer or the Merger will recognize gain, but not loss in the exchange, equal to the lesser of (a) the amount of cash received in the transaction (other than cash attributable to the proceeds from the sale of a fractional share of St. Jude Medical common stock) and (b) the amount of gain realized in the transaction. The amount of gain that is realized in the exchange will equal the excess of (i) the sum of the cash plus the fair market value of the St. Jude Medical common stock received in the exchange over (ii) the tax basis of the AGA common stock surrendered in the transaction. These AGA stockholders will also recognize gain or loss with respect to the sale of any fractional share of St. Jude Medical common stock received.

  If the St. Jude Medical common stock price as of the completion of the Offer or the second merger is significantly lower than the price of St. Jude Medical stock as calculated for purposes of determining the exchange rate, or if appraisal rights are exercised, there may be a risk that the Offer and the Merger would not qualify as part of a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In such circumstance, based on the adjustment provisions in the Merger Agreement, more AGA common stock exchanged in the Merger will be converted into a right to receive Stock Consideration in place of some or all of the AGA common stock that would have been converted into a right to receive Cash Consideration so that the aggregate value of the St. Jude Medical common stock issued in the transaction constitutes at least 40% of the aggregate value of the cash and St. Jude Medical common stock paid and issued in the Offer and Merger. If it is not possible to increase the aggregate value of the St. Jude Medical common stock issued in the transaction to this level, the transaction would be treated as a taxable sale of AGA common stock for U.S. federal income tax purposes, and no adjustment would be made to the amount of Cash Consideration paid in the Merger for this purpose. Upon completion of the Merger, St. Jude Medical plans to issue a press release as to whether the Offer and the Merger should qualify as part of a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

  You should carefully read the discussion under "Material U.S. Federal Income Tax Consequences." Tax matters are very complicated and the tax consequences to you of the Offer, the Merger and the second merger of AGA with and into a wholly-owned subsidiary of St. Jude Medical, as described below, will depend on the facts of your own situation, as well as facts that will not be known until after the Offer has been completed and the Merger has occurred. You are urged to consult your own tax advisor for a full understanding of the tax consequences of participating in the Offer or the Merger.

Q:
Do the statements on the cover page that the information in this prospectus/offer to exchange may change and that the registration statement filed with the SEC is not yet effective mean that the Offer has not yet commenced?

A:
No. The Offer has commenced and effectiveness of the registration statement is not necessary for you to tender your shares of AGA common stock.

Q:
Where can I find more information about St. Jude Medical and AGA?

A:
You can find more information about St. Jude Medical and AGA as described in the section entitled "Where You Can Find Additional Information" on page 2 of this prospectus/offer to exchange.

Q:
Whom should I contact if I have more questions about the transaction?

A:
If you have questions about the transaction, or to obtain the indicative exchange rate starting on November 1, 2010, and the exchange rate starting on November 16, 2010, please contact our information agent, Georgeson Inc., at (212) 440-9800 (banks and brokers) or toll free at (877) 278-4774 (all others).

SUMMARY

        This section summarizes material information presented in greater detail elsewhere in this prospectus/offer to exchange. However, this summary does not contain all of the information that may be important to AGA stockholders. AGA stockholders are urged to read carefully the entire prospectus/offer to exchange and the other documents referred to and incorporated by reference in this prospectus/offer to exchange to fully understand the Offer and the Merger. In particular, AGA stockholders should read the Merger Agreement, which is attached as Annex A. You may obtain the information incorporated by reference into this prospectus/offer to exchange by following the instructions in the section entitled, "Where You Can Find Additional Information."

The Transaction (Page 65)

        St. Jude Medical and AGA entered into the Merger Agreement on October 15, 2010, pursuant to which an indirect wholly-owned subsidiary of St. Jude Medical, Asteroid, is offering to exchange cash and shares of St. Jude Medical common stock for all of the outstanding shares of AGA common stock. In the Offer, Asteroid is offering to exchange cash in the amount of $20.80 or a fraction of a share or shares of St. Jude Medical common stock having a value equal to $20.80 for each share of AGA common stock that is validly tendered and not withdrawn. This amount of St. Jude Medical common stock shall be referred to as the exchange rate. The exchange rate will be determined in advance of the expiration of the Offer based on the final expiration date of the Offer. The exchange rate will be equal to $20.80 divided by the Average Trading Price. The Average Trading Price is the volume weighted average of the daily closing sale prices per share of St. Jude Medical common stock on the NYSE for the ten trading days ending on and including the second trading day preceding the final expiration date of the Offer. Based on $39.63, which is the Average Trading Price of St. Jude Medical common stock on the New York Stock Exchange (the "NYSE") for the ten trading days up to and including the second trading day prior to October 19, 2010, the exchange rate would be 0.525. AGA stockholders may contact St. Jude Medical's information agent toll free to obtain the indicative exchange rate starting on November 1, 2010, and the exchange rate starting on November 16, 2010. AGA stockholders may elect to receive cash or shares of St. Jude Medical common stock, for all of their shares of AGA common stock tendered in the Offer, subject to proration in the event the amount of cash or St. Jude Medical common stock available in the Offer is oversubscribed.

        Pursuant to the Merger Agreement, the initial expiration date for the Offer is November 17, 2010. In certain circumstances, St. Jude Medical is required to or may extend the Offer beyond this date.

        Promptly after completion of the Offer, St. Jude Medical intends to merge Asteroid with and into AGA. Each share of AGA common stock that has not been tendered and accepted for payment in the Offer will be converted in the Merger into the right to receive $20.80 in cash, without interest, or a fraction of a share or number of shares of St. Jude Medical common stock equal to the exchange rate, except for shares of AGA common stock with respect to which appraisal rights under Delaware law are properly exercised, treasury shares and shares that St. Jude Medical or Asteroid holds for its own account. 50% of the AGA shares converted in the Merger will receive the Cash Consideration and 50% will receive the Stock Consideration, subject to adjustment in the event the Offer and the Merger collectively would not otherwise qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As a result of the Merger, the separate corporate existence of Asteroid shall cease and AGA shall continue as the surviving corporation of the Merger. St. Jude Medical seeks to acquire ownership of 100% of the outstanding shares of AGA common stock through the Offer and the Merger. The Offer and the Merger are sometimes collectively referred to in this prospectus/offer to exchange as the "transaction."

        After completion of the Merger of Asteroid into AGA, St. Jude Medical will cause AGA to be merged with and into a wholly-owned subsidiary of St. Jude Medical (the "second merger"), unless the value of the cash paid in the transaction constitutes more than 60% of the aggregate value of the cash and St. Jude Medical common stock paid and issued in the transaction such that the transaction would not qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Purpose of the Offer (Page 66)

        St. Jude Medical is making the Offer in order to acquire all of the outstanding shares of AGA common stock. St. Jude Medical intends, as soon as practicable after completion of the Offer, to have its indirect wholly-owned subsidiary, Asteroid, the purchaser in the Offer, merge with and into AGA. The purpose of the Merger is to acquire all shares of AGA common stock not tendered and exchanged in connection with the Offer. In the Merger, each then outstanding share of AGA common stock, except for treasury shares, shares that St. Jude Medical or Asteroid holds for its own account and shares of AGA common stock with respect to which appraisal rights have been properly exercised under Delaware law, will be converted into the right to receive, the Cash Consideration or the Stock Consideration. 50% of the AGA shares converted in the Merger will receive the Cash Consideration and 50% will receive the Stock Consideration, subject to adjustment in certain circumstances.

The Companies (Page 126)

St. Jude Medical, Inc.

  St. Jude Medical, Inc.
  One St. Jude Medical Drive
  St Paul, MN 55117
  (651) 756-2000

        St. Jude Medical develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management, cardiology and cardiac surgery and atrial fibrillation therapy areas and neurostimulation medical devices for the management of chronic pain. St. Jude Medical's four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF) and Neuromodulation (NMD). St. Jude Medical's CV operating segment focuses on both the cardiology and cardiac surgery therapy areas. St. Jude Medical's principal products in each operating segment are as follows: CRM—tachycardia implantable cardioverter defibrillator systems (ICDs) and bradycardia pacemaker systems (pacemakers); CV—vascular closure devices, heart valve replacement and repair products and pressure measurement guidewires; AF—electrophysiology (EP) introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems; and NMD—neurostimulation devices. The company markets and sells its products through both a direct sales force and independent distributors. The principal geographic markets for its products are the United States, Europe, Japan and Asia Pacific. St. Jude Medical was incorporated in Minnesota in 1976. Its common stock is traded on the New York Stock Exchange under the symbol STJ.

Asteroid Subsidiary Corporation

  Asteroid Subsidiary Corporation
  c/o St. Jude Medical Inc.
  One St. Jude Medical Drive
  St Paul, MN 55117
  (651) 756-2000

        Asteroid is an indirect wholly-owned subsidiary of St. Jude Medical and was incorporated on October 12, 2010 in the State of Delaware. Asteroid has not engaged in any operations and exists solely to make the Offer and otherwise facilitate the transaction. Therefore, although Asteroid is technically making the Offer and will be a party to the Merger, when the transaction is discussed in this prospectus/offer to exchange, it generally refers only to St. Jude Medical.

AGA Medical Holdings, Inc.

  AGA Medical Holdings, Inc.
  5050 Nathan Lane North
  Plymouth, MN 55442
  (763) 513-9227

        AGA, based in Plymouth, Minnesota, is a leading innovator and manufacturer of medical devices for the treatment of structural heart defects and vascular abnormalities. AGA's AMPLATZER® occlusion devices offer minimally invasive, transcatheter treatments that have been clinically shown to be safe and highly effective in defect closure. AGA is the only manufacturer with occlusion devices approved to close seven different structural heart defects, with leading market positions for each of its devices. More than 1,650 articles supporting the benefits of AMPLATZER products have been published in medical literature. AGA markets its AMPLATZER products in 112 countries worldwide to interventional cardiologists, electrophysiologists, interventional radiologists and vascular surgeons. AGA's predecessor and subsidiary, AGA Medical Corporation, was founded in Minnesota in 1995. AGA was incorporated in 2005 in Delaware. Its common stock is traded on the NASDAQ Global Select Market under the symbol AGAM.

Timing of the Offer (Page 67)

        The Offer commenced on October 20, 2010 and is currently scheduled to expire on November 17, 2010, but may be extended under the circumstances described below.

Extension; Termination or Amendment (Page 67)

        Subject to the terms of the Merger Agreement, the Offer:

  •
  shall be extended by St. Jude Medical (but not later than March 1, 2011) if any of the conditions to the Offer shall not have been satisfied or waived;

  •
  may be extended by St. Jude Medical if and to the extent required by the SEC, NASDAQ or the NYSE or any other applicable law; and

  •
  may be extended once by St. Jude Medical (but not later than March 1, 2011) if all of the conditions to the Offer shall have been satisfied or waived, but less than 90% of the shares of AGA common stock on a fully diluted basis have been tendered in the Offer.

        During an extension, all shares of AGA common stock previously tendered and not properly withdrawn will remain subject to the Offer, subject to an AGA stockholder's right to withdraw its shares of AGA common stock. If the Offer has not been consummated by March 1, 2011, AGA or St. Jude Medical may terminate the Merger Agreement.

Withdrawal Rights (Page 70)

        Shares of AGA common stock tendered pursuant to the Offer may be withdrawn at any time prior to the expiration date of the Offer, as it may be extended.

Procedure for Tendering (Page 71)

        For an AGA stockholder to validly tender shares of AGA common stock pursuant to the Offer and make a cash election or stock election, a properly completed and duly executed letter of election and transmittal or manually executed copy of that document, along with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by Wells Fargo Shareowner Services, the designated exchange agent, at Corporate Actions Department, P.O. Box 64858, St. Paul, MN 55164-0858 (post office mailing address), or, to Corporate Actions Department, 161 North Concord Exchange, South St. Paul, MN 55075 (overnight/hand delivery). Alternatively, an AGA stockholder may comply with the guaranteed delivery procedures set forth in the section entitled "The Transaction—Procedure for Tendering."

        In addition, certificates for tendered shares of AGA common stock must be received by the exchange agent at one of these addresses, or the shares of AGA common stock must be tendered pursuant to the procedures for book-entry tender, in each case before the expiration date of the Offer.

Exchange of Shares of AGA Common Stock; Delivery of Cash and Shares of St. Jude Medical Common Stock (Page 69)

        Upon the terms of, and subject to the conditions to, the Offer, including, if the Offer is extended or amended, the terms and conditions of any extension or amendment, St. Jude Medical is required to accept for exchange, and to deliver cash and shares of St. Jude Medical common stock in exchange for, shares of AGA common stock validly tendered and not withdrawn, promptly after the expiration date of the Offer.

Elections and Prorations (Page 68)

        If you wish to make a cash election or a stock election, you must make a cash election or stock election when you tender shares of AGA common stock pursuant to the Offer to the exchange agent with your letter of election and transmittal.

Top-Up Option (Page 66)

        Pursuant to the Merger Agreement, AGA has granted to St. Jude Medical an irrevocable option to purchase newly-issued shares of AGA common stock in an amount up to the lowest number of shares of AGA common stock that, when added to the aggregate number of shares of AGA common stock owned by St. Jude Medical and Asteroid, will constitute one share of AGA common stock more than 90% of the total shares of AGA commons stock outstanding (the "Top-Up Option"). Subject to applicable legal and regulatory requirements, the Top-Up Option is exercisable by St. Jude Medical if, following completion of the Offer, St. Jude Medical or Asteroid beneficially own at least 75% of the outstanding shares of AGA common stock. The consideration payable by St. Jude Medical upon exercise of the Top-Up Option will have a value equal to the Cash Consideration, payable in cash to the extent of the par value of shares of AGA common stock so purchased, and, as to the balance for the shares of AGA common stock so purchased, payable in cash, shares of St. Jude Medical common stock (valued at the Average Trading Price), a promissory note (bearing interest at the prime rate and with a one-year maturity date), or a combination of the foregoing. If the Top-Up Option is exercised, St. Jude Medical and Asteroid must undertake to consummate as promptly as practicable the Merger described below to acquire all remaining shares of AGA common stock not acquired in the Offer. The Top-Up Option terminates concurrently with any termination of the Merger Agreement. Any dilutive impact on the value of shares of AGA common stock as a result of the existence or exercise of the Top-Up Option, the issuance of shares of AGA common stock in the Top-Up Option or the payment for such shares with a promissory note or shares of St. Jude Medical common stock will not be taken into account in determining the fair value of any shares of AGA common stock for which appraisal rights have been properly asserted.

Approval of the Merger (Page 75)

        If, after completion of the Offer, as it may be extended, or any exercise by Asteroid of the Top-Up Option, St. Jude Medical owns 90% or more of the outstanding shares of AGA common stock, the Merger can be accomplished without a vote of AGA stockholders. If, on the other hand, after completion of the Offer, as it may be extended, or any such exercise by St. Jude Medical of the Top-Up

Option, St. Jude Medical owns more than 50% but less than 90% of the outstanding shares of AGA common stock, a special meeting of AGA stockholders and the affirmative vote at such meeting of at least a majority of the shares of AGA common stock outstanding on the record date for such meeting will be needed to complete the Merger. Because St. Jude Medical will own a majority of the shares of AGA common stock outstanding on the record date for the special meeting, approval of the Merger by AGA stockholders will be assured.

Interests of Certain Persons (Page 75)

        When you consider the recommendation of AGA's board of directors that AGA stockholders tender their shares in the Offer, you should be aware that some AGA officers and directors may have interests in the transaction that are different from, or in addition to, yours. These interests are described more fully in the section entitled "The Transaction—Interests of Certain Persons."

Certain Legal Matters; Regulatory Approval (Page 80)

        Under the HSR Act, the Merger may not be consummated unless certain filings have been submitted to the Federal Trade Commission (the "FTC") and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division"), and certain waiting period requirements have been satisfied. St. Jude Medical and AGA have filed notification and report forms under the HSR Act with the FTC and with the Antitrust Division. St. Jude Medical and AGA will also make such foreign antitrust filings as they determine are necessary.

        Notwithstanding the termination of the waiting period under the HSR Act, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary in the public interest. In addition, certain private parties as well as state attorneys general and other antitrust authorities could challenge the transaction under antitrust laws in certain circumstances. Foreign antitrust authorities could also take action under their antitrust laws.

Source and Amount of Funds (Page 95)

        The Offer and Merger are not conditioned upon any financing arrangements or contingencies. The amount of cash required to fund the Cash Consideration and to fund transaction-related fees and expenses will be approximately $578 million. St. Jude Medical has sufficient cash on hand to pay such consideration, if necessary.

Appraisal Rights (Page 96)

        AGA stockholders are not entitled to appraisal rights in connection with the Offer. However, the Merger will entitle AGA stockholders to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"). To exercise appraisal rights, an AGA stockholder must not tender his or her shares in the Offer, must not submit a letter of election and transmittal in connection with the Offer or a letter of transmittal in connection with the Merger and must not vote in favor of (or consent to) the Merger and must strictly comply with all of the procedures required by the DGCL. These procedures are described more fully in the section entitled "The Transaction—Appraisal Rights."

        You are urged to read the appraisal rights provisions of the DGCL, which are attached as Annex D to this prospectus/offer to exchange.

Ownership of St. Jude Medical After the Offer and Merger (Page 95)

        Based on certain assumptions regarding the number of AGA shares to be exchanged, St. Jude Medical estimates that, if all shares of AGA common stock are exchanged pursuant to the Offer and the Merger, former AGA stockholders would own, in the aggregate, approximately 3.83% of the outstanding shares of St. Jude Medical common stock. For a detailed discussion of the assumptions on which this estimate is based, please see the section of this prospectus/offer to exchange entitled "The Transaction—Ownership of St. Jude Medical After the Offer and Merger."

Comparison of St. Jude Medical Shareholder Rights and AGA Stockholder Rights (Page 210)

        After the Offer and the Merger, AGA stockholders who receive Stock Consideration in the Offer and Merger will become St. Jude Medical shareholders and their rights as shareholders will be governed by the articles of incorporation and bylaws of St. Jude Medical. There are a number of differences between the articles of incorporation and bylaws of St. Jude Medical, a Minnesota corporation, and the certificate of incorporation and bylaws of AGA, a Delaware corporation, and there are a number of differences between the applicable Minnesota and Delaware corporation statutes. These differences are discussed under the section entitled "Comparison of St. Jude Medical Shareholder Rights and AGA Stockholder Rights."

Material U.S. Federal Income Tax Consequences (Page 216)

        Provided the Offer, the Merger and the second merger, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the tax consequences to AGA stockholders who receive shares of St. Jude Medical common stock and/or cash in exchange for AGA shares will generally be as follows:

  •
  an AGA stockholder who exchanges all of its AGA shares for shares of St. Jude Medical common stock in the Offer or the Merger will not recognize any gain or loss from the exchange, except with respect to cash proceeds received upon the sale of a fractional share of St. Jude Medical common stock, if any;

  •
  an AGA stockholder who exchanges all of its AGA shares for cash in the Offer or Merger generally will recognize gain or loss in the exchange equal to the difference between the aggregate amount of cash received for the AGA shares and the stockholder's tax basis in those AGA shares; and

  •
  an AGA stockholder who exchanges its AGA shares for both shares of St. Jude Medical common stock and cash in the Offer or the Merger will recognize gain, but not loss in the exchange, equal to the lesser of (a) the amount of cash received in the transaction (other than cash attributable to proceeds from the sale of a fractional share of St. Jude Medical common stock) and (b) the amount of gain realized in the transaction. The amount of gain that is realized will equal the excess of (i) the sum of the cash plus the fair market value of the St. Jude Medical common stock received over (ii) the tax basis of the AGA shares surrendered in the transaction. These AGA stockholders will also recognize gain or loss with respect to the sale of any fractional share of St. Jude Medical common stock received.

        If the St. Jude Medical common stock trading price drops significantly from the Average Trading Price prior to the close of the Offer, or the second merger, or if appraisal rights are exercised, the Offer, Merger and second merger may not qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In such circumstances, based on the adjustment provisions in the Merger Agreement, more AGA shares will be converted into a right to receive St. Jude Medical common stock in the Merger so that the aggregate value of the St. Jude Medical common stock issued in the transaction constitutes at least 40% of the total consideration in the Offer and the Merger. If it is not possible to increase the aggregate value of the St. Jude Medical common stock issued in the transaction to this level, the transaction will be treated as a taxable transaction for U.S. federal income tax purposes, and no proration will be made to bring the aggregate value of the St. Jude Medical common stock issued in the transaction to 40%. If necessary in order to confirm calculations relating to the impact of potential exercise of appraisal rights under Delaware law on the qualification of the Offer, the Merger and the second merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, AGA stockholders who exchange their shares in the Merger may not receive their merger consideration until approximately 20 days after the date of mailing of the notice of appraisal rights in connection with the Merger.

Accounting Treatment (Page 96)

        In accordance with accounting principles generally accepted in the United States, St. Jude Medical will account for the acquisition of shares of AGA common stock in the transaction under the acquisition method of accounting for business combinations.

Share Information and Market Prices for St. Jude Medical Common Stock

        St. Jude Medical common stock is traded on the New York Stock Exchange under the symbol STJ. AGA common stock is traded on the NASDAQ Global Select Market under the symbol AGAM.

        The following table lists the closing price and Average Trading Price of St. Jude Medical common stock, the closing price of AGA common stock, and the equivalent value of a share of AGA common stock if a cash election or stock election is made assuming that there was no oversubscription for the cash or stock consideration and that the final expiration date is on:

  •
  October 15, 2010, the trading day before the transaction was announced; and

  •
  October 19, 2010, the last day before commencement of the Offer.

				Equivalent Per Share Value of AGA Common Stock
		Average Trading Price of St. Jude Medical Common Stock
	Closing Price of St. Jude Medical Common Stock
			Closing price of AGA Common Stock	Cash Election	Stock Election
October 15, 2010	$39.90	$39.54	$14.71	$20.80	$20.99
October 19, 2010	$39.76	$39.63	$20.69	$20.80	$20.87

        The "equivalent per share value of AGA common stock" on each of these two days represents the total dollar value of the consideration that an AGA stockholder would have received for one share of AGA common stock if the stockholder had made a cash election or a stock election assuming that there was no oversubscription for the cash or stock consideration and that the final expiration date had been on those dates. The total dollar value of the per share stock consideration for the Offer will be determined based on the Average Trading Price of St. Jude Medical common stock during the ten trading days prior to and including the second trading day prior to the final expiration date of the Offer. As of October 15, 2010, the Average Trading Price of St. Jude Medical common stock for the ten trading days ending on and including the second trading day before the date of determination was $39.54 and as of October 19, 2010, the Average Trading Price for the ten trading days ending on and including the second trading day before such date of determination, St. Jude Medical common stock was $39.63. For each of these two days, the total dollar value of the per share consideration for a cash election was calculated as $20.80 and for a stock election by dividing $20.80 by the Average Trading Price of St. Jude Medical common stock on each date, and then multiplying such fraction by the closing price of St. Jude Medical common stock on each date.

        The market price of St. Jude Medical common stock may change at any time. Consequently, the total dollar value of the St. Jude Medical common stock that you will be entitled to receive, if any, as a result of the Offer or the Merger may be significantly higher or lower than its current value.

Price Range of Common Stock and Dividends

St. Jude Medical Share Prices and Dividends

        St. Jude Medical common stock is traded on the New York Stock Exchange under the symbol STJ. The following table sets forth, for the periods indicated, the high and low reported closing sale prices per share of St. Jude Medical common stock on the New York Stock Exchange composite transactions reporting system. St. Jude Medical did not declare any dividends on its common stock during the periods shown.

	Price Range of Common Stock
	High	Low
2008
First Quarter	$44.53	$38.95
Second Quarter	$45.52	$39.90
Third Quarter	$48.22	$40.18
Fourth Quarter	$43.23	$25.48
2009
First Quarter	$38.28	$29.44
Second Quarter	$41.77	$33.17
Third Quarter	$40.69	$36.08
Fourth Quarter	$38.59	$32.79
2010
First Quarter	$41.26	$37.03
Second Quarter	$42.46	$36.07
Third Quarter	$39.34	$34.57
Fourth Quarter (through November 8, 2010)	$40.66	$37.68

        On October 15, 2010 the trading day before the public announcement of the Offer and the Merger, the last sale price per share of St. Jude Medical common stock as reported on the New York Stock Exchange was $39.90. On November 8, 2010, the most recent practicable date prior to this prospectus/offer to exchange, the last sale price per share of St. Jude Medical common stock as reported on the New York Stock Exchange was $38.84.

AGA Share Prices and Dividends

        AGA common stock is traded on the NASDAQ Global Select Market under the symbol AGAM. The following table sets forth the high and low reported sale prices per share of AGA common stock for the periods indicated as quoted on the NASDAQ Global Select Market. AGA common stock began trading on the NASDAQ Global Select Market on October 21, 2009. AGA did not declare any cash dividends on its common stock during the periods shown.

	Price Range of Common Stock
	High	Low
2009
Fourth Quarter (beginning on October 21, 2009)	$15.00	$11.91
2010
First Quarter	$16.37	$13.08
Second Quarter	$18.95	$11.61
Third Quarter	$15.24	$11.87
Fourth Quarter (through November 8, 2010)	$21.05	$13.84

        On October 15, 2010 the trading day before the public announcement of the Offer and the Merger, the last sale price per share of AGA common stock as reported on the NASDAQ Global Select Market was $14.71. On November 8, 2010, the most recent practicable date prior to this prospectus/offer to exchange, the last sale price per share of AGA common stock as reported on the NASDAQ Global Select Market was $20.80.

        The timing and amount of future dividends paid by St. Jude Medical and AGA are subject to determination by the applicable board of directors in their discretion and will depend upon earnings, cash requirements and the financial condition of the respective companies and their subsidiaries, and other factors deemed relevant by the applicable company's board of directors. Pursuant to the Merger Agreement, AGA and St. Jude Medical have agreed not to declare or pay any dividends with respect to their common stock, except that St. Jude Medical and AGA may declare and pay ordinary course dividends payable by a subsidiary of St. Jude Medical or AGA, respectively, to St. Jude Medical or AGA, respectively, or to another of their respective subsidiaries. See "The Merger Agreement—Other Terms of the Merger Agreement—Conduct of Business" on page 110.

SELECTED CONSOLIDATED FINANCIAL DATA OF ST. JUDE MEDICAL

        The selected annual historical financial data presented below as of and for fiscal 2009-2005 have been derived from the audited consolidated financial statements of St. Jude Medical. The selected historical financial data for the first six months of fiscal 2010 and 2009 have been derived from the unaudited consolidated financial statements of St. Jude Medical. The unaudited financial statements for the first six months of 2010 and 2009 include all adjustments, consisting of normal recurring adjustments, which St. Jude Medical considers necessary to present a fair statement of the consolidated results of operations and financial position for the period. You should read this information in conjunction with the historical financial statements, related notes and other financial information of St. Jude Medical that are incorporated by reference into this prospectus/offer to exchange.

(in thousands except per share amounts)

	As of and for the six months ended July 3, 2010	As of and for the six months ended July 4, 2009	As of and for Fiscal Year
			2009	2008	2007	2006	2005
	(Unaudited)
Net sales	$2,574,465	2,318,205	$4,681,273	$4,363,251	$3,779,277	$3,302,447	$2,915,280
Operating profit	710,760	586,919	1,113,046	655,047	793,503	743,083	612,730
Net income	492,607	420,641	777,226	353,018	537,756	539,042	393,362
Basic net income per share	1.51	1.21	2.28	1.03	1.57	1.50	1.08
Diluted net income per share	1.50	1.20	2.26	1.01	1.53	1.45	1.04
Current assets	3,027,872	2,623,813	2,560,206	2,080,063	2,128,183	1,690,165	1,941,141
Noncurrent assets	3,898,426	3,740,010	3,865,605	3,642,441	3,201,221	3,099,629	2,903,699
Current liabilities	668,434	1,243,318	1,067,313	1,028,524	1,799,256	676,207	1,519,809
Noncurrent liabilities	2,444,558	1,342,147	2,034,947	1,458,074	570,829	1,144,361	432,781
Long-term debt obligations	1,961,837	961,022	1,587,615	1,126,084	182,493	859,137	176,970
Shareholders' equity	3,813,306	3,778,358	3,323,551	3,235,906	2,959,319	2,969,226	2,892,250
Diluted weighted shares outstanding	328,684	350,213	344,359	349,772	352,444	372,830	379,106
Basic weighted shares outstanding	326,113	346,308	340,880	342,888	342,103	359,252	363,612

SELECTED CONSOLIDATED FINANCIAL DATA OF AGA

        The summary below sets forth historical financial data for AGA. AGA derived the selected statements of operations data for the years ended December 31, 2007, 2008 and 2009 and balance sheet data as of December 31, 2008 and 2009 from AGA's audited consolidated financial statements and related notes that are included elsewhere in this prospectus/offer to exchange. AGA derived the selected consolidated statements of operations data for the period from January 1, 2005 to July 27, 2005, the period from July 28, 2005 to December 31, 2005 and the year ended December 31, 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 from AGA's audited consolidated financial statements that do not appear in this prospectus/offer to exchange. AGA derived the consolidated statements of operations data for the six months ended June 30, 2009 and 2010 and the balance sheet data as of June 30, 2009 and 2010 from AGA's unaudited consolidated financial statements and related notes that are included elsewhere in this prospectus/offer to exchange. AGA has prepared this unaudited information on the same basis as the audited consolidated financial statements and has included all adjustments, consisting only of normal recurring adjustments, that AGA considers necessary for a fair presentation of AGA's financial position and operating results for such period. AGA has prepared the unaudited interim consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, and the rules and regulations of the SEC for interim financial statements. AGA's historical results are not necessarily indicative of the results that may be expected in the future and the results for the six months ended June 30, 2010 are not necessarily indicative of the results for the full year. You should read this data together with AGA's consolidated financial statements and related notes included elsewhere in this prospectus/offer to exchange and the information under "AGA's Management's Discussion and Analysis of Financial Condition and Results of Operations."

        On July 28, 2005, the stockholders of AGA Medical Corporation contributed all of the outstanding shares of AGA Medical Corporation to AGA in exchange for shares of AGA. As a result of the contribution, AGA Medical Corporation became a wholly-owned subsidiary of AGA. All periods prior to July 28, 2005 are referred to as "Predecessor," and all periods on or after such date are referred to as "Successor." The data for Predecessor periods represents consolidated financial information of AGA Medical Corporation and its consolidated subsidiaries and the selected financial information for all Successor periods represents financial information of AGA and its consolidated subsidiaries. The financial statements for all Successor periods are not comparable to those of Predecessor periods.

	Successor							Predecessor
	Six Months Ended June 30,						Period From July 28, to December 31, 2005	Period From January 1, to July 27, 2005
			Year ended December 31,
	2010	2009	2009	2008	2007	2006
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$105,026	$94,381	$198,710	$166,896	$147,255	$127,529	$39,917	$58,206
Cost of goods sold	14,987	17,004	31,240	26,635	22,819	24,985	8,967	11,580

Gross profit	90,039	77,377	167,470	140,261	124,436	102,544	30,950	46,626
Operating expenses:
Selling, general and administrative	49,843	46,456	98,908	65,669	50,190	37,515	15,035	14,145
Research and development	21,620	16,477	35,197	32,760	26,556	12,096	3,084	4,012
Amortization of intangible assets	9,971	9,894	20,115	15,540	15,233	12,682	5,099	—
Change in purchase consideration	(153)	(698)	(1,149)	—	—	—	—	—
Litigation settlement	31,859	—	—	—	—	—	29,000	—
FCPA settlement	—	—	—	—	2,000	—	—	—
In-process research and development	—	—	—	—	—	—	50,800	—
Loss (gain) on disposal of property and equipment	(1)	(26)	63	68	(3)	709	26	—

Total operating expenses	113,139	72,103	153,134	114,037	93,976	63,002	103,044	18,157

Operating income (loss)	(23,100)	5,274	14,336	26,224	30,460	39,542	(72,094)	28,469
Investment income (loss)	—	(2,352)	(2,352)	(1,202)	(751)	754	193	(166)
Interest income	60	61	92	230	426	1,174	423	777
Interest income—related party	—	—	—	—	6	—	—	394
Interest expense	(4,451)	(8,149)	(17,219)	(16,492)	(21,213)	(22,893)	(6,418)	—
Other income, (expense), net	(263)	1,275	3,220	722	994	957	(91)	340

Income (loss) before income taxes	(27,754)	(3,891)	(1,923)	9,482	9,922	19,534	(77,987)	29,814
Income tax (benefit) expense	(10,168)	306	(828)	386	3,844	6,909	(9,926)	10,565

Net income (loss)	(17,586)	(4,197)	(1,095)	9,096	6,078	12,625	(68,061)	19,249
Less Series A and Series B preferred stock and Class A common stock dividends	—	(8,471)	(14,282)	(17,067)	(15,372)	(59,410)	(6,271)	—

Net income (loss) applicable to common stockholders	$(17,586)	$(12,668)	$(15,377)	$(7,971)	$(9,294)	$(46,785)	$(74,332)	$19,249

Net income (loss) per common share—basic and diluted	$(0.35)	$(0.59)	$(0.57)	$(0.37)	$(0.41)	$(2.00)	$(3.18)

Cash dividends per Class A common stock	—	$0.00	$0.00	$0.00	$0.00	$2.15	$0.00
Cash dividends per share of common stock	$0.00	$0.00	$0.00	$0.00	$0.00	$2.15	$0.72

Weighted average shares—basic and diluted	50,130	21,482	27,069	21,482	22,550	23,356	23,356

	Successor
	As of June 30,		As of December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in thousands)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$14,675	$8,798	$24,470	$22,867	$13,854	$8,190	$17,707
Working capital	52,344	22,563	50,444	30,546	16,454	27,080	27,061
Total assets	316,288	326,282	340,580	272,328	256,015	258,794	282,372
Long-term obligations, less current portion	239,659	291,420	219,962	253,442	242,600	242,589	140,151
Redeemable convertible Series A and Series B preferred stock and Class A common stock	—	184,922	—	174,571	158,701	158,425	154,795
Total stockholders' equity (deficit)	13,940	(237,058)	36,457	(226,458)	(217,769)	(210,568)	(121,140)

        Presentation for Successor periods gives effect to the 1.00 for 7.15 reverse stock split of AGA's common stock that occurred immediately prior to AGA's initial public offering.

COMPARISON OF UNAUDITED PRO FORMA COMBINED FINANCIAL DATA AND PER SHARE DATA

        The following tables present certain historical financial data regarding net sales, gross profit, net income (loss), book value, noncurrent assets and noncurrent liabilities for each of St. Jude Medical and AGA and unaudited pro forma combined financial data that give effect to the proposed Offer and Merger as a purchase of AGA by St. Jude Medical. The pro forma data of the combined company assumes a 100% acquisition of AGA common stock and the equivalent pro forma per share data for AGA assumes that 0.525 of a share of St. Jude Medical common stock will be issued in exchange for one share of AGA common stock. Please note that the actual final exchange ratio will differ from this example calculation. These data have been derived from and should be read in conjunction with the selected historical consolidated financial data of St. Jude Medical and AGA included elsewhere in this prospectus/offer to exchange, and the historical consolidated financial statements of St. Jude Medical and accompanying notes thereto that are incorporated by reference into this prospectus/offer to exchange, and the historical consolidated financial statements of AGA and accompanying notes thereto that are included in this prospectus/offer to exchange. Neither St. Jude Medical nor AGA has declared or paid cash dividends on its common stock during the periods shown.

        The unaudited pro forma combined financial data and per share data is presented for informational purposes only and is based on the historical consolidated financial statements of St. Jude Medical and AGA and certain assumptions and adjustments related to a preliminary allocation of the purchase price to the net assets acquired based upon preliminary estimates of fair value. Actual amounts from the final purchase price allocation, determined on the basis of more detailed information, will differ from the amounts reflected below. You should not rely on this pro forma combined data as being indicative of the consolidated results of operations or financial condition of St. Jude Medical that would have been reported had the Merger been completed as of the dates presented, and you should not regard this data as representative of future consolidated results of operations or financial condition of St. Jude Medical. It has been assumed for the purposes of the pro forma financial information as of and for the year ended January 2, 2010 provided below that the Merger was completed on January 4, 2009, for net sales, gross profit and net income per share purposes and on January 2, 2010 for noncurrent assets, noncurrent liabilities and book value per share purposes. It has been assumed for purposes of the pro forma financial information as of and for the six months ended July 3, 2010 provided below that the Merger was completed on January 3, 2010, for net sales, gross profit and net income per share purposes and on July 3, 2010 for noncurrent assets, noncurrent liabilities and book value per share purposes.

(in thousands, except per share amounts)	Six months ended July 3, 2010	Year ended January 2, 2010
St. Jude Medical Historical Data
Net sales	$2,574,465	$4,681,273
Gross profit	$1,907,994	$3,427,888
Net income per share:
Basic	$1.51	$2.28
Diluted	$1.50	$2.26
Book value per share at the end of the period	$11.65	$10.24
Noncurrent assets	$3,898,426	$3,865,605
Noncurrent liabilities	$2,444,558	$2,034,947
Pro Forma Combined (Unaudited)
Net sales	$2,679,491	$4,879,983
Gross profit	$1,965,533	$3,562,858
Net income per share:
Basic	$1.36	$2.11
Diluted	$1.35	$2.09
Book value per share at the end of the period	$12.74	$11.39
Noncurrent assets	$5,378,096	$5,340,312
Noncurrent liabilities	$2,909,072	$2,492,598

	Six months ended June 30, 2010	Year ended December 31, 2009
AGA Historical Data
Net sales	$105,026	$198,710
Gross profit	$90,039	$167,470
Net loss per share:
Basic and diluted	$(0.35)	$(0.57)
Book value per share at the end of the period	$0.28	$0.73
Noncurrent assets	$224,110	$241,664
Noncurrent liabilities	$262,514	$255,651
Pro Forma Combined Per Equivalent AGA Share (Unaudited)
Net sales	$2,679,491	$4,879,983
Gross profit	$1,965,533	$3,562,858
Net income per share:
Basic	$2.59	$4.03
Diluted	$2.57	$3.99
Book value per share at the end of the period	$24.27	$21.69
Noncurrent assets	$5,378,096	$5,340,312
Noncurrent liabilities	$2,909,072	$2,492,598

RISK FACTORS

        In considering whether to tender your shares of AGA common stock pursuant to the Offer, you should carefully consider the information in this prospectus/offer to exchange, including, in particular, the following risk factors.

 Risks Relating to the Offer

The market price of St. Jude Medical common stock may decline as a result of its acquisition of AGA.

        The market price of St. Jude Medical common stock may decline after the transaction is completed if:

  •
  the integration of AGA's business with St. Jude Medical is unsuccessful or takes longer or is more disruptive than anticipated;

  •
  St. Jude Medical does not achieve the expected synergies or other benefits of the AGA acquisition as rapidly or to the extent anticipated, if at all;

  •
  the effect of St. Jude Medical's acquisition of AGA on its financial results does not meet St. Jude Medical's expectations or those of St. Jude Medical's financial analysts or investors; or

  •
  after St. Jude Medical acquires AGA, AGA's business does not perform as anticipated.

        As of October 13, 2010, there were 329,006,642 shares of St. Jude Medical common stock outstanding and 47,520,034 shares were reserved for issuance pursuant to various equity compensation plans, of which 31,832,183 shares were subject to outstanding options or other rights. In connection with the transaction, St. Jude Medical estimates that it could issue up to 13.2 million additional shares of St. Jude Medical common stock based on the shares outstanding as of October 13, 2010 and the Average Trading Price calculated as of October 19, 2010. The increase in the number of outstanding shares of St. Jude Medical common stock may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market price of St. Jude Medical's common stock.

The failure to complete the transaction could negatively impact the stock prices and future business and financial results of St. Jude Medical and AGA.

        If the transaction is not completed, the ongoing businesses of St. Jude Medical and AGA may be adversely affected and St. Jude Medical and AGA may be subject to several risks and consequences, including the following:

  •
  AGA may be required, under certain circumstances, to pay St. Jude Medical a termination fee under the Merger Agreement of $32,475,000 (or, in certain circumstances, $21,650,000);

  •
  St. Jude Medical and AGA are required to pay costs relating to the transaction, whether or not the transaction is completed, such as legal, accounting and printing fees;

  •
  under the Merger Agreement, St. Jude Medical and AGA are subject to certain restrictions on the conduct of their businesses prior to completing the transaction, which may adversely affect their ability to execute certain of their business strategies; and

  •
  matters relating to the transaction may require substantial commitments of time and resources by St. Jude Medical and AGA management, which would otherwise have been devoted to other opportunities that may have been beneficial to St. Jude Medical and AGA as independent companies.

        In addition, if the transaction is not completed, St. Jude Medical and AGA may experience negative reactions from the financial markets and from their respective clients and employees. St. Jude

Medical and AGA also could be subject to litigation related to any failure to complete the transaction or to enforcement proceedings commenced against St. Jude Medical or AGA to perform their respective obligations under the Merger Agreement. If the transaction is not completed, St. Jude Medical and AGA cannot be certain that the risks described above will not materialize and will not materially affect the business, financial operations and stock prices of St. Jude Medical and AGA.

The Merger Agreement limits AGA's ability to pursue alternative transactions, and in certain instances requires payment of a termination fee, which could deter a third party from proposing an alternative transaction.

        The Merger Agreement has terms and conditions that make it difficult for AGA to enter into an alternative transaction. These "no shop" provisions impose restrictions on AGA and, subject to limited exceptions, limit AGA's ability to discuss, facilitate or commit to an alternative transaction. See "The Merger Agreement—Other Terms of the Merger Agreement—No Solicitation of Transactions" beginning on page 113 of this prospectus/offer to exchange. In addition, under specified circumstances, AGA is required to pay a termination fee as described above if the Merger Agreement is terminated. See "The Merger Agreement—Termination of the Merger Agreement—Termination Fees and Expenses" beginning on page 121 of this prospectus/offer to exchange.

        These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of AGA from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the Offer, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire AGA than it might otherwise have proposed to pay.

Even if the Offer is completed, full integration of AGA's operations with St. Jude Medical may be delayed if St. Jude Medical does not acquire at least 90% of the issued and outstanding AGA shares pursuant to the Offer.

        The Offer is subject to a condition that, before the expiration date, there shall have been validly tendered and not properly withdrawn at least a majority of AGA's shares of common stock on a fully diluted basis. If St. Jude Medical acquires at least 90% of the issued and outstanding shares of AGA common stock, the Merger will be able to be effected as a "short-form" merger under Delaware law. A short-form merger would enable St. Jude Medical to complete the acquisition of AGA without any action on the part of the other holders of AGA's common stock. If St. Jude Medical does not acquire 90% of the issued and outstanding shares of AGA's common stock in the Offer or upon exercise of the Top-Up Option, St. Jude Medical will be required to obtain the approval of AGA stockholders to consummate the Merger. Although this will not prevent the Merger from occurring, as St. Jude Medical will hold a sufficient number of shares of AGA common stock to approve the Merger, it would delay St. Jude Medical from completing the Merger and could delay the realization of some or all of the anticipated benefits from integrating AGA's operations with its operations.

AGA stockholders who receive St. Jude Medical common stock in the Offer or the Merger will become shareholders of St. Jude Medical. St. Jude Medical's common stock may be affected by different factors and holders will have different rights than those as AGA stockholders.

        Upon completion of the transaction, AGA stockholders receiving shares of St. Jude Medical common stock will become shareholders of St. Jude Medical. St. Jude Medical's business differs from that of AGA, and its results of operations and the trading price of St. Jude Medical common stock may be adversely affected by factors different from those that would affect AGA's results of operations and stock price. In addition, holders of shares of St. Jude Medical common stock will have different rights as shareholders of a Minnesota corporation than those rights they had as stockholders of a Delaware corporation before the transaction. For a detailed comparison of the rights of St. Jude Medical shareholders compared to the rights of AGA stockholders, see "Comparison of St. Jude Medical Shareholder Rights and AGA Stockholder Rights" beginning on page 210.

        After the effective time of the Merger, AGA stockholders will own in the aggregate a significantly smaller percentage of St. Jude Medical than they currently own of AGA. Following completion of the merger, AGA stockholders are expected to own less than 4% of the outstanding shares of St. Jude Medical common stock based on the number of shares of AGA common stock and St. Jude Medical common stock outstanding on the record date. Consequently, AGA stockholders, as a general matter, will have less influence over the management and policies of St. Jude Medical than they currently exercise over the management and policies of AGA.

AGA stockholders may not receive all consideration in the form elected.

        At the time AGA stockholders tender their shares of AGA common stock in the Offer and make an election, they will not know exactly what form of consideration they will receive because it will also depend upon the elections made by other tendering AGA stockholders. Each tendering AGA stockholder will receive either cash, shares of St. Jude Medical common stock, or a combination of cash and shares of St. Jude Medical common stock, based upon such stockholder's election (or lack thereof) and the elections of other tendering stockholders. To the extent that the demand for either Cash Consideration or Stock Consideration exceeds the aggregate amount of cash or St. Jude Medical common stock available in the Offer, St. Jude Medical will prorate the total cash or stock, as the case may be, proportionally among the AGA stockholders who elect the form of consideration for which elections exceed availability.

Required regulatory approvals may not be obtained on a timely basis or at all, which could delay or prevent completion of the transaction.

        The transaction is subject to antitrust laws. Completion of the transaction is conditioned upon the applicable waiting period having expired under the HSR Act and applicable foreign antitrust regulations. The requirement that this approval be obtained could delay the completion of the transaction for a significant period of time. St. Jude Medical filed a notification and report form under the HSR Act with the FTC and the Antitrust Division on October 18, 2010, AGA filed a notification and report form under the HSR Act with the FTC and the Antitrust Division on October 19, 2010, and the waiting period under the HSR Act will expire on November 17, 2010, unless the FTC or the Antitrust Division requests additional information. At any time before the effective time of the Merger, the Antitrust Division, the FTC or others could take action under the antitrust laws with respect to the Merger including seeking to enjoin the consummation of the Merger, to rescind the Merger or to require the divestiture of certain assets of St. Jude Medical or AGA. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

AGA's executive officers and directors have financial interests in the transaction that may be different from, or in addition to, the interest of AGA stockholders.

        Executive officers of AGA negotiated the Offer and the terms of the Merger Agreement with their counterparts at St. Jude Medical, and the board of directors of AGA approved the Merger Agreement and recommended that AGA stockholders tender their shares of AGA common stock in the Offer. In considering these facts and the other information contained herein, AGA stockholders should be aware that some of AGA's executive officers and directors have financial interests in the transaction that may be different from, or in addition to, the interest of AGA stockholders. These differences include, among others, the executive officers' interests stemming from severance benefits. For a detailed discussion of the special interests that AGA's executive officers and directors may have in the transaction, please see "The Transaction—Interests of Certain Persons" beginning on page 75.

The receipt of shares of St. Jude Medical common stock in the Offer and/or the Merger may be taxable to AGA stockholders.

        If the Offer, the Merger and the second merger are not, taken together, treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the exchange of AGA shares for shares of St. Jude Medical common stock in the Offer and/or the Merger will be taxable to such stockholders for U.S. federal income tax purposes. Counsel to St. Jude Medical and AGA are expected to render opinions at the closing of the Merger that the Offer, the Merger and the second merger, taken together, will be treated as an integrated transaction that qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code provided other conditions are satisfied. Whether such counsel will render these opinions depends on a number of factors that will not be definitively known prior to completion of the Offer and the Merger. In addition, opinions of legal counsel are not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not challenge the conclusion set forth in counsels' opinions. Further, if the closing price of St. Jude Medical common stock falls precipitously prior to the closing of the Offer or the second merger, or if appraisal rights are exercised, there are circumstances where the Offer, the Merger and the second merger, taken together, may not qualify as a reorganization under section 368(a) of the Internal Revenue Code. The Merger Agreement contains adjustment provisions that can increase the value of the St. Jude Medical common stock issued pursuant to the Merger Agreement in order to mitigate against such risk. However, the aggregate value of the additional St. Jude Medical common stock issued pursuant to these adjustment provisions may not be sufficient for the Offer, the Merger and the second merger, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the Offer, the Merger and the second merger do not, taken together, qualify as a reorganization under Section 368(a) of the Internal Revenue Code, the second merger will not occur and the Offer and Merger will be treated as a taxable sale of AGA common stock in exchange for cash and/or St. Jude Medical common stock. If that occurs, the AGA stockholders will be required to recognize gain or loss based on the value of both Cash Consideration and Stock Consideration received in the Offer and Merger, and depending on a particular stockholder's stock or cash elections and the operation of the proration mechanisms, the related tax liability may exceed the cash received in the transaction. See "Material U.S. Federal Income Tax Consequences."

        AGA stockholders should consult their tax advisors to determine the specific tax consequences to them of the Offer, the Merger and the second merger, including any federal, state, local, foreign or other tax consequences, and any tax return filing or other reporting requirements.

AGA stockholders whose shares are exchanged in the Merger have some differing considerations compared to AGA stockholders that tender in the Offer.

        The consideration payable in the Offer and the Merger will each consist of 50% of cash and 50% of shares of St. Jude Medical common stock, unless (in the case of the Merger) adjustments are required to be made in order for the Offer, the Merger and the second merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. However, stockholders who exchange their shares in the Merger will not have the right to elect between Cash Consideration or Stock Consideration, but instead will receive (subject to such adjustments) Cash Consideration for half of their shares of AGA common stock and Stock Consideration for half of their shares of AGA common stock. In the event that adjustments must be made pursuant to the Merger Agreement in order for the Offer, the Merger and the second merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then AGA stockholders that exchange their shares in the Merger may receive Stock Consideration for more than 50% of their shares of AGA common stock and Cash Consideration for fewer than 50% of their shares of AGA common stock. If necessary in order to confirm calculations relating to the impact of potential exercise of appraisal rights under Delaware law on the qualification of the Offer, the Merger and the second merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, AGA stockholders who exchange their shares in the Merger may not receive their merger consideration until approximately 20 days after the date of mailing of the notice of appraisal rights in connection with the Merger.

While the value of the consideration AGA stockholders receive is intended to be the same whether a stockholder receives cash or St. Jude Medical common stock, the market value of St. Jude Medical common stock may change after the determination of the Average Trading Price.

        The value of the consideration AGA stockholders receive is intended to be the same whether a stockholder receives cash or St. Jude Medical common stock. This equivalence is based on the Average Trading Price. However, the market value of St. Jude Medical common stock may change after the determination of the Average Trading Price. The market value of St. Jude Medical common stock on the date the Stock Consideration is paid to an AGA stockholder in the Offer or the Merger is likely to be different than the closing stock prices set forth in this prospectus/offer to exchange.

Risks Relating to St. Jude Medical's Business

St. Jude Medical faces intense competition and may not be able to keep pace with the rapid technological changes in the medical devices industry.

        The medical device market is intensely competitive and is characterized by extensive research and development and rapid technological change. St. Jude Medical's customers consider many factors when choosing suppliers, including product reliability, clinical outcomes, product availability, inventory consignment, price and product services provided by the manufacturer, and market share can shift as a result of technological innovation and other business factors. Major shifts in industry market share have occurred in connection with product problems, physician advisories and safety alerts, reflecting the importance of product quality in the medical device industry. St. Jude Medical's competitors range from small start-up companies to larger companies which have significantly greater resources and broader product offerings than it, and it anticipates that in the coming years, other large companies will enter certain markets in which it currently hold a strong position. For example, Boston Scientific acquired one of St. Jude Medical's principal competitors, Guidant Corporation, in 2006. In addition, St. Jude Medical expects that competition will continue to intensify with the increased use of strategies such as consigned inventory, and it has seen increasing price competition as a result of managed care, consolidation among healthcare providers, increased competition and declining reimbursement rates. Product introductions or enhancements by competitors which have advanced technology, better features or lower pricing may make its products or proposed products obsolete or less competitive. As a result, it will be required to devote continued efforts and financial resources to bring St. Jude Medical's products under development to market, enhance St. Jude Medical's existing products and develop new products for the medical marketplace. If it fails to develop new products, enhance existing products or compete effectively, St. Jude Medical's business, financial condition and results of operations will be adversely affected.

St. Jude Medical is subject to stringent domestic and foreign medical device regulation and any adverse regulatory action may materially adversely affect St. Jude Medical's financial condition and business operations.

        St. Jude Medical's products, development activities and manufacturing processes are subject to extensive and rigorous regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies monitors and enforces St. Jude Medical's compliance with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of its medical devices. The process of obtaining marketing approval or clearance from the FDA and comparable foreign bodies for new products, or for enhancements or modifications to existing products, could:

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  take a significant amount of time;

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  require the expenditure of substantial resources;

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  involve rigorous pre-clinical and clinical testing, as well as increased post-market surveillance;

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  involve modifications, repairs or replacements of its products; and

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  result in limitations on the indicated uses of St. Jude Medical's products.

        St. Jude Medical cannot be certain that it will receive required approval or clearance from the FDA and foreign regulatory agencies for new products or modifications to existing products on a timely basis. The failure to receive approval or clearance for significant new products or modifications to existing products on a timely basis could have a material adverse effect on its financial condition and results of operations.

        Both before and after a product is commercially released, St. Jude Medical has ongoing responsibilities under FDA regulations. For example, it is required to comply with the FDA's Quality System Regulation (QSR), which mandates that manufacturers of medical devices adhere to certain quality assurance requirements pertaining to, among other things, validation of manufacturing processes, controls for purchasing product components, and documentation practices. As another example, the Federal Medical Device Reporting regulation requires it to provide information to the FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury or, that a malfunction occurred which would be likely to cause or contribute to a death or serious injury upon recurrence. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA, which may result in observations on Form 483, and in some cases warning letters, that require corrective action. If the FDA were to conclude that it is not in compliance with applicable laws or regulations, or that any of St. Jude Medical's medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize such medical devices, order a recall, repair, replacement, or refund of such devices, or require it to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA has recently been increasing its scrutiny of the medical device industry and the government should be expected to continue to scrutinize the industry closely with inspections, and possibly enforcement actions, by the FDA or other agencies. Additionally, the FDA may restrict manufacturing and impose other operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices, and assess civil or criminal penalties against St. Jude Medical, its officers or its employees. The FDA may also recommend prosecution to the Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict it from effectively manufacturing, marketing and selling St. Jude Medical's products. In addition, negative publicity and product liability claims resulting from any adverse regulatory action could have a material adverse effect on St. Jude Medical's financial condition and results of operations.

        Foreign governmental regulations have become increasingly stringent and more common, and it may become subject to even more rigorous regulation by foreign governmental authorities in the future. Penalties for a company's noncompliance with foreign governmental regulation could be severe, including revocation or suspension of a company's business license and criminal sanctions. Any domestic or foreign governmental medical device law or regulation imposed in the future may have a material adverse effect on St. Jude Medical's financial condition and business operations.

St. Jude Medical's products are continually the subject of clinical trials conducted by it, its competitors or other third parties, the results of which may be unfavorable, or perceived as unfavorable by the market, and could have a material adverse effect on St. Jude Medical's business, financial condition or results of operations.

        As a part of the regulatory process of obtaining marketing clearance for new products and new indications for existing products, it conducts and participates in numerous clinical trials with a variety of study designs, patient populations and trial endpoints. Unfavorable or inconsistent clinical data from existing or future clinical trials conducted by it, by St. Jude Medical's competitors or by third parties, or the market's or FDA's perception of this clinical data, may adversely impact St. Jude Medical's ability to obtain product approvals, St. Jude Medical's position in, and share of, the markets in which it participates and its business, financial condition, results of operations or future prospects.

If St. Jude Medical is unable to protect its intellectual property effectively, its financial condition and results of operations could be adversely affected.

        Patents and other proprietary rights are essential to St. Jude Medical's business and its ability to compete effectively with other companies is dependent upon the proprietary nature of its technologies. It also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop, maintain and strengthen its competitive position. It seeks to protect these, in part, through confidentiality agreements with certain employees, consultants and other parties. It pursues a policy of generally obtaining patent protection in both the United States and in key foreign countries for patentable subject matter in its proprietary devices and also attempts to review third-party patents and patent applications to the extent publicly available to develop an effective patent strategy, avoid infringement of third-party patents, identify licensing opportunities and monitor the patent claims of others. It currently owns numerous United States and foreign patents and has numerous patent applications pending. It is also a party to various license agreements pursuant to which patent rights have been obtained or granted in consideration for cash, cross-licensing rights or royalty payments. It cannot be certain that any pending or future patent applications will result in issued patents, that any current or future patents issued to it or licensed by it will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide a competitive advantage to it or prevent competitors from entering markets which it currently serves. Any required license may not be available to it on acceptable terms, if at all. In addition, some licenses may be non-exclusive, and therefore its competitors may have access to the same technologies as it. In addition, it may have to take legal action in the future to protect its trade secrets or know-how or to defend them against claimed infringement of the rights of others. Any legal action of that type could be costly and time consuming and St. Jude Medical cannot be certain of the outcome. The invalidation of key patents or proprietary rights which it owns or an unsuccessful outcome in lawsuits to protect its intellectual property could have a material adverse effect on its financial condition and results of operations.

Pending and future patent litigation could be costly and disruptive to St. Jude Medical and may have an adverse effect on its financial condition and results of operations.

        St. Jude Medical operates in an industry that is susceptible to significant patent litigation and, in recent years, it has been common for companies in the medical device field to aggressively challenge the rights of other companies to prevent the marketing of new devices. Companies that obtain patents for products or processes that are necessary for or useful to the development of its products may bring legal actions against it claiming infringement and at any given time, it generally is involved as both a plaintiff and a defendant in a number of patent infringement and other intellectual property-related actions. Defending intellectual property litigation is expensive and complex and outcomes are difficult to predict. Any pending or future patent litigation may result in significant royalty or other payments or injunctions that can prevent the sale of products and may cause a significant diversion of the efforts of its technical and management personnel. While it intends to defend any such lawsuits vigorously, it cannot be certain that it will be successful. In the event that its right to market any of its products is successfully challenged or if it fails to obtain a required license or is unable to design around a patent, its financial condition and results of operations could be materially adversely affected.

Pending and future product liability claims and litigation may adversely affect St. Jude Medical's financial condition and results of operations.

        The design, manufacture and marketing of the medical devices it produces entail an inherent risk of product liability claims. Its products are often used in intensive care settings with seriously ill patients, and many of the medical devices it manufactures and sells are designed to be implanted in the human body for long periods of time or indefinitely. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which it manufactures or sells, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class.

        St. Jude Medical is currently the subject of various product liability claims, including several lawsuits in the United States and a lawsuit being allowed to proceed as a class action in Canada relating to products incorporating Silzone® coating. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. St. Jude Medical believes that the final resolution of the Silzone litigation matters may take a number of years and cannot reasonably estimate the time frame in which any potential settlements or judgments would be paid out or the amounts of any such settlements or judgments. In addition, the cost to defend any future litigation, whether Silzone-related or not, may be significant. It believes that many settlements and judgments relating to the Silzone litigation and its other litigation may be covered in whole or in part under its previously-issued product liability insurance policies and existing reserves. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under its previously-issued product liability insurance policies and existing reserves could have a material adverse effect on its consolidated earnings, financial position and cash flows.

St. Jude Medical's product liability insurers may refuse to cover certain losses on the grounds that such losses are outside the scope of its product liability insurance policies.

        One of St. Jude Medical's prior product liability insurers has filed a suit seeking a court order declaring that it is not required to provide coverage for some of the costs St. Jude Medical has incurred or may incur in the future in the Silzone® litigation described above. This insurer, as well as other insurers from whom it had purchased product liability insurance, may deny coverage of these and other past and/or future losses relating to its products on the grounds that such losses are outside the scope of coverage of those previously-issued insurance policies. To the extent that it suffers losses that are outside of the scope or range of coverage of those previously-issued product liability insurance policies, those losses may have a material adverse effect on its consolidated earnings, financial position and cash flows.

St. Jude Medical's self-insurance program may not be adequate to cover future losses.

        Consistent with the predominant practice in its industry, it does not currently maintain or intend to maintain any insurance policies with respect to product liability in the future. This decision was made based on current conditions in the insurance marketplace that have led to increasingly higher levels of self-insured retentions, increasing number of coverage limitations and high insurance premium rates. It will continue to monitor the insurance marketplace to evaluate the value to it of obtaining insurance coverage in the future. It believes that its self-insurance program, which is based on historical loss trends, will be adequate to cover future losses, although it can provide no assurances that this will remain true as historical trends may not be indicative of future losses. These losses could have a material adverse impact on its consolidated earnings, financial condition or cash flows.

The loss of any of St. Jude Medical's sole-source suppliers or an increase in the price of inventory supplied to it could have an adverse effect on its business, financial condition and results of operations.

        St. Jude Medical purchases certain supplies used in its manufacturing processes from single sources due to quality considerations, costs or constraints resulting from regulatory requirements. Agreements with certain suppliers are terminable by either party upon short notice and it has been advised periodically by some suppliers that in an effort to reduce their potential product liability exposure, it may terminate sales of products to customers that manufacture implantable medical devices. While some of these suppliers have modified their positions and have indicated a willingness to continue to provide a product temporarily until an alternative vendor or product can be qualified (or even to reconsider the supply relationship), where a particular single-source supply relationship is terminated, it may not be able to establish additional or replacement suppliers for certain components or materials quickly. This is largely due to the FDA approval system, which mandates validation of materials prior to use in its products, and the complex nature of manufacturing processes employed by many suppliers. In addition, it may lose a sole-source supplier due to, among other things, the acquisition of such a supplier by a competitor (which may cause the supplier to stop selling its products to it) or the bankruptcy of such a supplier, which may cause the supplier to cease operations. A reduction or interruption by a sole-source supplier of the supply of materials or key components used in the manufacturing of its products or an increase in the price of those materials or components could adversely affect its business, financial condition and results of operations.

Cost containment pressures and domestic and foreign legislative or administrative reforms resulting in restrictive reimbursement practices of third-party payors or preferences for alternate therapies could decrease the demand for products purchased by St. Jude Medical's customers, the prices which they are willing to pay for those products and the number of procedures using its devices.

        St. Jude Medical's products are purchased principally by healthcare providers that typically bill various third-party payors, such as governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed care plans, for the healthcare services provided to their patients. The ability of customers to obtain appropriate reimbursement for their services and the products they provide from government and third-party payors is critical to the success of medical technology companies. The availability of reimbursement affects which products customers purchase and the prices they are willing to pay. Reimbursement varies from country to country and can significantly impact the acceptance of new technology. After it develops a promising new product, it may find limited demand for the product unless reimbursement approval is obtained from private and governmental third-party payors.

        Major third-party payors for healthcare provider services in the United States and abroad continue to work to contain healthcare costs. The introduction of cost containment incentives, combined with closer scrutiny of healthcare expenditures by both private health insurers and employers, has resulted in increased discounts and contractual adjustments to healthcare provider charges for services performed and in the shifting of services between inpatient and outpatient settings. Initiatives to limit the growth of healthcare costs, including price regulation, are also underway in several countries in which it does business. Implementation of healthcare reforms in the United States and in significant overseas markets such as Germany, Japan and other countries may limit the price of, or the level at which, reimbursement is provided for its products and adversely affect both its pricing flexibility and the demand for its products. Healthcare providers may respond to such cost-containment pressures by substituting lower cost products or other therapies for its products.

        In March 2010, significant health care reform was enacted into law in the United States, which included a number of provisions aimed at improving quality and decreasing costs. It is uncertain what consequences these provisions will have on patient access to new technologies and what impacts these provisions will have on Medicare reimbursement rates. Legislative or administrative reforms to the U.S. or international reimbursement systems that significantly reduce reimbursement for procedures using its medical devices or deny coverage for such procedures, or adverse decisions relating to its products by administrators of such systems in coverage or reimbursement issues, would have an adverse impact on the products, including clinical products, purchased by its customers and the prices its customers are willing to pay for them. This in turn would have an adverse effect on its financial condition and results of operations.

St. Jude Medical's failure to comply with restrictions relating to reimbursement and regulation of healthcare goods and services may subject it to penalties and adversely affect its financial condition and results of operations.

        St. Jude Medical's devices are subject to regulation regarding quality and cost by the United States Department of Health and Human Services, including the Centers for Medicare and Medicaid Services (CMS), as well as comparable state and foreign agencies responsible for reimbursement and regulation of healthcare goods and services. Foreign governments also impose regulations in connection with their healthcare reimbursement programs and the delivery of healthcare goods and services. U.S. federal government healthcare laws apply when it submits a claim on behalf of a U.S. federal healthcare program beneficiary, or when a customer submits a claim for an item or service that is reimbursed under a U.S. federal government funded healthcare program, such as Medicare or Medicaid. The principal U.S. federal laws implicated include those that prohibit the filing of false or improper claims for federal payment, those that prohibit unlawful inducements for the referral of business reimbursable under federally-funded healthcare programs, known as the anti-kickback laws, and those that prohibit healthcare service providers seeking reimbursement for providing certain services to a patient who was referred by a physician that has certain types of direct or indirect financial relationships with the service provider, known as the Stark law.

        The laws applicable to St. Jude Medical are subject to evolving interpretations. If a governmental authority were to conclude that it is not in compliance with applicable laws and regulations, it and its officers and employees could be subject to severe criminal and civil penalties, including, for example, exclusion from participation as a supplier of product to beneficiaries covered by CMS. If it is excluded from participation based on such an interpretation, it could adversely affect its financial condition and results of operations.

Consolidation in the healthcare industry could lead to demands for price concessions or limit or eliminate its ability to sell to certain of its significant market segments.

        The cost of healthcare has risen significantly over the past decade and numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the medical device industry as well as among its customers, including healthcare providers. This in turn has resulted in greater pricing pressures and limitations on its ability to sell to important market segments, as group purchasing organizations, independent delivery networks and large single accounts, such as the Veterans Administration in the United States, continue to consolidate purchasing decisions for some of its healthcare provider customers. It expects that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances which may exert further downward pressure on the prices of its products and adversely impact its business, financial condition and results of operations.

Failure to integrate acquired businesses into St. Jude Medical's operations successfully could adversely affect its business.

        As part of St. Jude Medical's strategy to develop and identify new products and technologies, it has made several acquisitions in recent years and may make additional acquisitions in the future. Its integration of the operations of acquired businesses requires significant efforts, including the coordination of information technologies, research and development, sales and marketing, operations, manufacturing and finance. These efforts result in additional expenses and involve significant amounts of management's time that cannot then be dedicated to other projects. Its failure to manage successfully and coordinate the growth of the combined company could also have an adverse impact on its business. In addition, it cannot be certain that the businesses it acquires will become profitable or remain so. If its acquisitions are not successful, it may record unexpected impairment charges. Factors that will affect the success of its acquisitions include:

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  the presence or absence of adequate internal controls and/or significant fraud in the financial systems of acquired companies;

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  adverse developments arising out of investigations by governmental entities of the business practices of acquired companies;

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  any decrease in customer loyalty and product orders caused by dissatisfaction with the combined companies' product lines and sales and marketing practices, including price increases;

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  its ability to retain key employees; and

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  the ability of the combined company to achieve synergies among its constituent companies, such as increasing sales of the combined company's products, achieving cost savings and effectively combining technologies to develop new products.

The success of many of St. Jude Medical's products depends upon strong relationships with physicians.

        If St. Jude Medical fails to maintain its working relationships with physicians, many of its products may not be developed and marketed in line with the needs and expectations of the professionals who use and support its products. The research, development, marketing and sales of many of its new and improved products is dependent upon it maintaining working relationships with physicians. It relies on these professionals to provide it with considerable knowledge and experience regarding its products and the marketing of its products. Physicians assist it as researchers, marketing consultants, product consultants, inventors and as public speakers. If it is unable to maintain its strong relationships with these professionals and continue to receive their advice and input, the development and marketing of its products could suffer, which could have a material adverse effect on its financial condition and results of operations.

Instability in international markets or foreign currency fluctuations could adversely affect St. Jude Medical's results of operations.

        St. Jude Medical products are currently marketed in more than 100 countries around the world, with its largest geographic markets outside of the United States being Europe, Japan and Asia Pacific. As a result, it faces currency and other risks associated with its international sales. It is exposed to foreign currency exchange rate fluctuations due to transactions denominated primarily in Euros, Japanese Yen, Canadian Dollars, Australian Dollars, Brazilian Reals, British Pounds and Swedish Kronor, which may potentially reduce the U.S. Dollars it receives for sales denominated in any of these foreign currencies and/or increase the U.S. Dollars it reports as expenses in these currencies, thereby affecting its reported consolidated revenues and net earnings. Fluctuations between the currencies in which it does business has caused and will continue to cause foreign currency transaction gains and losses. It cannot predict the effects of currency exchange rate fluctuations upon its future operating results because of the number of currencies involved, the variability of currency exposures and the volatility of currency exchange rates.

        In addition to foreign currency exchange rate fluctuations, there are a number of additional risks associated with its international operations, including those related to:

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  the imposition of or increase in import or export duties, surtaxes, tariffs or customs duties;

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  the imposition of import or export quotas or other trade restrictions;

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  foreign tax laws and potential increased costs associated with overlapping tax structures;

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  compliance with import/export laws;

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  longer accounts receivable cycles in certain foreign countries, whether due to cultural, exchange rate or other factors;

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  changes in regulatory requirements in international markets in which it operates; and

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  economic and political instability in foreign countries, including concerns over excessive levels of national debt and budget deficits in countries where it markets its products that could result in an inability to pay or timely pay outstanding payables.

The medical device industry is the subject of numerous governmental investigations into marketing and other business practices. These investigations could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties and/or administrative remedies, divert the attention of St. Jude Medical's management and have an adverse effect on its financial condition and results of operations.

        St. Jude Medical's industry is subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. These authorities have been increasing their scrutiny of its industry. St. Jude Medical has received subpoenas and other requests for information from state and federal governmental agencies, including, among others, the U.S. Department of Justice and the Office of Inspector General of the Department of Health and Human Services. These investigations relate primarily to financial arrangements with health care providers, regulatory compliance and product promotional practices. It is cooperating with these investigations and is responding to these requests.

        In October 2005, the U.S. Department of Justice, acting through the U.S. Attorney's office in Boston, commenced an industry-wide investigation into whether the provision of payments and/or services by makers of ICDs and bradycardia pacemaker systems (pacemakers) to doctors or other persons constitutes improper inducements under the federal health care program anti-kickback law. As part of this investigation, St. Jude Medical has received three subpoenas from the government requesting documents regarding St. Jude Medical's practices related to ICDs, pacemakers, lead systems and related products marketed by St. Jude Medical's CRM operating segment. St. Jude Medical has cooperated with the investigation and has produced documents and witnesses as requested. In January 2010, the U.S. District Court for the District of Massachusetts unsealed a qui tam action (private individual bringing suit on behalf of the U.S. Government) filed by a former employee containing allegations relating to the issues covered by the subpoenas. Although in December 2009, the U.S. Department of Justice had declined to intervene in this qui tam suit, the U.S. Department of Justice filed a motion in August 2010 to intervene. The Court granted the U.S. Department of Justice's motion, without prejudice to St. Jude Medical, and also directed the U.S. Department of Justice to file its complaint by August 31, 2010. The U.S. Department of Justice has indicated that it intends only to pursue alleged claims related to four post-market studies conducted by St. Jude Medical primarily in 2004-2006. The Court also ruled that St. Jude Medical may file its objection to the August 2010 U.S. Department of Justice intervention and argue that the U.S. Department of Justice has not established good cause to intervene. The Court vacated the deadline for the U.S. Department of Justice to file its complaint, and scheduled the case for a status hearing on November 29, 2010.

        Additionally, in December 2008, the U.S. Attorney's Office in Boston delivered a subpoena issued by the OIG requesting the production of documents relating to implantable cardiac rhythm device and pacemaker warranty claims.

        In March 2010, St. Jude Medical received a Civil Investigative Demand (CID) from the Civil Division of the U.S. Department of Justice. The CID requests documents and sets forth interrogatories related to communications by and within St. Jude Medical on various indications for ICDs and a National Coverage Decision issued by Centers for Medicare and Medicaid Services. Similar requests were made of our major competitors.

        St. Jude Medical is fully cooperating with these investigations and is responding to these requests. However, it cannot predict when these investigations will be resolved, the outcome of these investigations or their impact on the company. An adverse outcome in one or more of these investigations could include the commencement of civil and/or criminal proceedings, substantial fines, penalties and/or administrative remedies, including exclusion from government reimbursement programs. In addition, resolution of any of these matters could involve the imposition of additional and costly compliance obligations. Finally, if these investigations continue over a long period of time, they could divert the attention of management from the day-to-day operations of its business and impose significant administrative burdens on it. These potential consequences, as well as any adverse outcome from these investigations or other investigations initiated by the government at any time, could have a material adverse effect on St. Jude Medical's financial condition and results of operations.

Regulatory actions arising from the concern over Bovine Spongiform Encephalopathy may limit St. Jude Medical's ability to market products containing bovine material.

        St. Jude Medical's Angio-Seal™ vascular closure device, as well as the vascular graft products, contain bovine collagen. In addition, some of the tissue heart valves it markets, such as its Biocor® and Epic™ tissue heart valves, incorporate bovine pericardial material. Certain medical device regulatory agencies may prohibit the sale of medical devices that incorporate any bovine material because of concerns over BSE, sometimes referred to as "mad cow disease," a disease which may be transmitted to humans through the consumption of beef. While it is not aware of any reported cases of transmission of BSE through medical products and is cooperating with regulatory agencies considering these issues, the suspension or revocation of authority to manufacture, market or distribute products containing bovine material, or the imposition of a regulatory requirement that it procure material for these products from alternate sources, could result in lost market opportunities, harm the continued commercialization and distribution of such products and impose additional costs on St. Jude Medical. Any of these consequences could in turn have a material adverse effect on its financial condition and results of operations.

St. Jude Medical is not insured against all potential losses. Natural disasters or other catastrophes could adversely affect its business, financial condition and results of operations.

        St. Jude Medical's facilities could be materially damaged by earthquakes, hurricanes and other natural disasters or catastrophic circumstances, including acts of war. For example, it has significant CRM facilities located in Sylmar and Sunnyvale, California. Earthquake insurance in California is currently difficult to obtain, extremely costly and restrictive with respect to scope of coverage. Its earthquake insurance for these California facilities provides $10 million of insurance coverage in the aggregate, with a deductible equal to 5% of the total value of the facility and contents involved in the claim. Consequently, despite this insurance coverage, it could incur uninsured losses and liabilities arising from an earthquake near one or both of its California facilities as a result of various factors, including the severity and location of the earthquake, the extent of any damage to its facilities, the impact of an earthquake on its California workforce and on the infrastructure of the surrounding communities and the extent of damage to its inventory and work in process. While it believes that its exposure to significant losses from a California earthquake could be partially mitigated by its ability to manufacture some of its CRM products at its manufacturing facilities in Sweden and Puerto Rico, the losses could have a material adverse effect on its business for an indeterminate period of time before this manufacturing transition is complete and operates without significant problems. Furthermore, its manufacturing facilities in Puerto Rico may suffer damage as a result of hurricanes which are frequent in the Caribbean and which could result in lost production and additional expenses to it to the extent any such damage is not fully covered by its hurricane and business interruption insurance.

        Even with insurance coverage, natural disasters or other catastrophic events, including acts of war, could cause St. Jude Medical to suffer substantial losses in its operational capacity and could also lead to a loss of opportunity and to a potential adverse impact on its relationships with its existing customers resulting from its inability to produce products for them, for which it would not be compensated by existing insurance. This in turn could have a material adverse effect on its financial condition and results of operations.

St. Jude Medical's operations are subject to environmental, health and safety laws and regulations that could require it to incur material costs.

        St. Jude Medical's operations are subject to environmental, health and safety laws and regulations concerning, among other things, the generation, handling, transportation and disposal of hazardous substances or wastes, particularly ethylene oxide, the cleanup of hazardous substance releases, and emissions or discharges into the air or water. It has incurred and expects to incur expenditures in the future in connection with compliance with environmental, health and safety laws and regulations. New laws and regulations, violations of these laws or regulations, stricter enforcement of existing requirements, or the discovery of previously unknown contamination could require it to incur costs or become the basis for new or increased liabilities that could be material.

Failure to successfully implement a new enterprise resource planning (ERP) system could adversely affect St. Jude Medical's business.

        St. Jude Medical is in the process of converting to a new ERP system. Failure to smoothly execute the implementation of the ERP system could adversely affect the company's business, financial condition and results of operations.

Current economic conditions could adversely affect St. Jude Medical's results of operations.

        The global financial crisis has caused extreme disruption in the financial markets, including severely diminished liquidity and credit availability. There can be no assurance that there will not be further deterioration in the global economy, and these and other factors beyond St. Jude Medical's control may adversely affect its ability to borrow money in the credit markets and to obtain financing for acquisitions or other general corporate and commercial purposes. Its customers may experience financial difficulties or be unable to borrow money to fund their operations which may adversely impact their ability or decision to purchase its products or to pay for products they do purchase on a timely basis, if at all. The strength and timing of any economic recovery remains uncertain, and it cannot predict to what extent the global economic slowdown may negatively impact its average selling prices, its net sales and profit margins, procedural volumes and reimbursement rates from third party payors. In addition, the current economic conditions may adversely affect its suppliers, leading them to experience financial difficulties or to be unable to borrow money to fund their operations, which could cause disruptions in its ability to produce its products.

St. Jude Medical's business, financial condition, results of operations and cash flows could be significantly and adversely affected by recent healthcare reform legislation and other administration and legislative proposals.

        The Patient Protection and Affordable Care Act and Health Care and Educational Reconciliation Act (the Acts) were enacted into law in March 2010. As a U.S. headquartered company with significant sales in the United States, this health care reform legislation will materially impact it as well as the U.S. economy. Certain provisions of the Acts will not be effective for a number of years and there are many programs and requirements for which the details have not yet been fully established or consequences not fully understood, and it is unclear what the full impacts will be from the legislation. The legislation levies a 2.3% excise tax on all U.S. medical device sales beginning in 2013. This is a significant new tax that will materially and adversely affect St. Jude Medical's business and results of operations. The legislation also focuses on a number of Medicare provisions aimed at improving quality and decreasing costs. It is uncertain at this point what negative unintended consequences these provisions will have on patient access to new technologies. The Medicare provisions include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the provisions include a reduction in the annual rate of inflation for hospitals starting in 2011 and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending. St. Jude Medical cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation. However, any changes that lower reimbursements for its products or reduce medical procedure volumes could adversely affect it business and results of operations.

Changes in tax laws or exposure to additional income tax liabilities could have a material impact on St. Jude Medical's financial condition and results of operations.

        St. Jude Medical is subject to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. It is subject to ongoing tax audits in various jurisdictions. Tax authorities may disagree with certain positions it has taken and assess additional taxes. It regularly assesses the likely outcomes of these audits in order to determine the appropriateness of its tax provision. However, there can be no assurance that it will accurately predict the outcomes of these audits, and the actual outcomes of these audits could have a material impact on its net income or financial condition. Additionally, changes in tax laws or tax rulings could materially impact its effective tax rate. For example, proposals for fundamental U.S. international tax reform, such as the recent proposal by the Obama administration, if enacted, could have a significant adverse impact on its future results of operations. In addition, recent health care legislation levies a 2.3% excise tax on all U.S. medical device sales beginning in 2013.

Risks Relating to AGA's Business

If AGA does not successfully implement its business strategy, its business and results of operations will be adversely affected.

        AGA may not be able to successfully implement its business strategy. Any such failure may adversely affect its business and results of operations. For example, to implement its business strategy AGA needs to, among other things, develop and introduce new products, find new applications for its existing products, obtain regulatory approval for such new products and applications and educate physicians about the clinical and cost benefits of AGA's products and thereby increase the number of hospitals and physicians that use its products. In addition, AGA is seeking to increase its international sales and will need to increase its worldwide direct sales force and enter into distribution agreements with third parties in order to do so, all of which may also result in additional or different foreign regulatory requirements, with which AGA may not be able to comply. Moreover, even if AGA successfully implements its business strategy, AGA's operating results may not improve. AGA may decide to alter or discontinue aspects of its business strategy and may adopt different strategies due to business or competitive factors.

The market opportunities that AGA expects to develop for its products may not be as large as it expects or may not develop at all.

        The growth of AGA's business is dependent, in large part, upon the development of market opportunities for its new products, and product enhancements and new applications for its existing products. The market opportunities that AGA expects to exist for its devices may not develop as expected, or at all. For example, clinical studies have shown linkages between the existence of PFOs and certain types of stroke and migraines. If the connection between PFO closure and the prevention or reduction of the occurrence of stroke and migraines is not as strong as AGA anticipates, the market opportunity for its AMPLATZER PFO Occluders will not develop as expected, if at all. Moreover, even if the market opportunities develop as expected, new technologies and products introduced by AGA's competitors may significantly limit AGA's ability to capitalize on any such market opportunity. AGA's failure to capitalize on its expected market opportunities would adversely effect its growth.

AGA AMPLATZER Septal Occluders generate a large portion of its net sales. If sales of this family of products were to decline, AGA's net sales and results of operations would be adversely affected.

        AGA's lead family of products, the AMPLATZER Septal Occluders, represented 54.1% of AGA's net sales for the year ended December 31, 2009, and AGA anticipates that this family of products will continue to account for a substantial portion of its net sales for the next few years. If sales of AMPLATZER Septal Occluders were to decline in any of AGA's key markets because of decreased demand, adverse regulatory actions, patent infringement claims, failure to protect AGA's intellectual property, manufacturing problems or delays, pricing pressures, competitive factors or any other reason, AGA's net sales would decrease, which would negatively affect AGA's business, financial condition and results of operations.

If AGA is unable to successfully develop and market new products or product enhancements or find new applications for its existing products, it will not remain competitive.

        AGA's future success and its ability to increase net sales and earnings depend, in part, on AGA's ability to develop and market new products, product enhancements and new applications for AGA's existing products. However, AGA may not be able to, among other things:

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  successfully develop or market new products or enhance existing products;

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  find new applications for its existing products;

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  manufacture, market and distribute such products in a cost-effective manner; or

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  obtain required regulatory clearances and approvals.

        AGA's failure to do any of the foregoing could have a material adverse effect on its business, financial condition and results of operations. In addition, if any of AGA's new or enhanced products contain undetected errors or design defects or if new applications that it develops for existing products do not work as planned, AGA's ability to market these products could be substantially impeded, resulting in lost net sales, potential damage to its reputation and delays in obtaining market acceptance of these products. AGA cannot assure you that it will continue to successfully develop and market new or enhanced products or new applications for its existing products.

        AGA makes its regulatory status forecasts, including determining expected dates of filings with, or submissions to, relevant authorities, based on the information currently available to it. The actual timing for any of these regulatory steps may vary, and AGA may revise any such forecasts as new information becomes available.

        Moreover, most new or enhanced products or new applications for AGA's existing products require that their safety and efficacy be proven by clinical trials before they receive regulatory approval. AGA's clinical trials may not prove the safety and efficacy of its products, and in such circumstances its products would not receive regulatory approval. In addition, these clinical trials typically last several years, and during that time competing products, procedures or therapies may be introduced that are less expensive and/or more effective than AGA's products and thus render AGA's products obsolete. If AGA does not continue to expand its product portfolio on a timely basis or if those products and applications do not receive regulatory and market acceptance or become obsolete, AGA will not grow its business as it currently expects.

If AGA fails to educate and train physicians as to the distinctive characteristics, benefits, safety, clinical efficacy and cost-effectiveness of its products, its sales will not grow.

        Acceptance of AGA's products depends, in large part, on AGA's ability to (1) educate the medical community as to the distinctive characteristics, benefits, safety, clinical efficacy and cost-effectiveness of its products compared to alternative products, procedures and therapies and (2) train physicians in the proper use and implementation of its devices. Certain of the structural heart defects and vascular diseases that can be treated by AGA's devices can also be treated by surgery, drugs or other medical devices, some of which have a longer history of use and are more widely used by the medical community. Physicians may be reluctant to change their medical treatment practices for a number of reasons, including:

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  lack of experience with new products;

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  lack of evidence supporting additional patient benefits;

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  perceived liability risks generally associated with the use of new products and procedures;

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  lack of availability of adequate reimbursement within healthcare payment systems; and

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  costs associated with the purchase of new products and equipment.

        Convincing physicians to dedicate the time and energy necessary to properly train to use new devices is challenging, and AGA may not be successful in these efforts. If physicians are not properly trained, they may misuse or ineffectively use AGA's products. Such misuse or ineffective use may result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against AGA. Accordingly, even if AGA's devices are superior to alternative treatments, AGA's success will depend on its ability to gain and maintain market acceptance for its devices. If AGA fails to do so, its sales will not grow and its business, financial condition and results of operations will be adversely affected.

The expansion of AGA's product portfolio is dependent upon the success of AGA's clinical trials and receipt of regulatory approvals. If these trials are not completed on schedule or are unsuccessful, or if AGA fails to obtain or experiences significant delays in obtaining the necessary regulatory approvals for AGA's product pipeline, AGA will not be able to market the related products.

        A number of AGA products are in the early stages of development. In the United States, before AGA can market a new medical device, or a new application of, claim for, or significant modification to, an existing device, it must first receive either approval of a PMA application from the FDA or clearance under section 510(k) of the U.S. Federal Food, Drug, and Cosmetic Act, or 510(k) clearance, unless an exemption applies. Clinical trials are always required to support a PMA application approval and may be required to support a 510(k) clearance. Currently, AGA has four studies underway designed to evaluate the safety and efficacy of its AMPLATZER PFO Occluder to treat migraine or recurrent stroke, as applicable, in patients with PFOs, as well as a number of post-approval studies.

        AGA's current or future clinical trials contemplated in support of its PMA or 510(k) applications may not commence or conclude in a timely fashion, or at all, or may not produce the desired results. For example, several of AGA's products under development do not yet have agreed-upon protocols or approved Investigational Device Exemptions, or IDEs. Agreeing on clinical trial designs and protocols may be time consuming and requires interaction with and advance approval from regulatory authorities. AGA cannot assure you that it will be able to agree on appropriate trial designs and protocols with the FDA and thus commence clinical trials or, if commenced, that its PMA applications will be approved or its 510(k) clearances will be granted, in a timely fashion or at all. If AGA's trials for any reason do not commence, do not produce the intended results or are delayed or halted due to the occurrence of adverse events, or if AGA does not otherwise obtain FDA or other regulatory agency approval with respect to its products in a timely fashion, AGA's future growth may be significantly hampered. AGA's failure to comply with the regulations relating to the PMA approval and 510(k) clearance processes could also lead to the issuance of warning letters, injunctions, consent decrees, manufacturing suspensions, loss of regulatory approvals, product recalls, and termination of distribution arrangements or product seizures. In the most egregious cases, criminal sanctions or closure of AGA's manufacturing facilities could be imposed.

        Moreover, sales of AGA's products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Because a significant portion of AGA's product sales are made in international markets, any failure to comply with directives and regulatory requirements imposed in foreign jurisdictions could also have a material adverse effect on AGA's business, financial condition and results of operations.

        Further, AGA continually evaluates the potential financial benefits and costs of its clinical trials and the products being evaluated in them. If AGA determines that the costs associated with attaining regulatory approval of a product exceed the potential financial benefits of that product or if the projected development timeline is inconsistent with its investment strategy, AGA may choose to stop a clinical trial or the development of a particular product, enhancement or application, which could have a material adverse effect on the growth of its business and could result in a charge to its earnings.

AGA depends on clinical investigators and clinical sites to enroll patients in its clinical trials and on other third-party contract research organizations to manage its clinical trials and to perform related data collection and analysis, and as a result, AGA may face significant costs and delays that are outside its control.

        AGA relies on clinical investigators and clinical sites to enroll patients in its clinical trials and other third-party contract research organizations to manage its clinical trials and to perform related data collection and analysis. AGA's agreements with clinical investigators, clinical sites and other third parties for clinical testing place substantial responsibilities on these parties. If clinical investigators, clinical sites or other third parties do not carry out their contractual duties or fail to meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to AGA's clinical protocols or the FDA's good clinical practice regulations, AGA's clinical trials may be extended, delayed or terminated, AGA may face significant costs and it may be unable to obtain regulatory approval or clearance for, or successfully commercialize, new products, enhancements or applications, in a timely manner, or at all.

        AGA also competes with other manufacturers of medical devices for investigators and clinical sites to conduct clinical trials. If AGA is unable to identify investigators and clinical sites on a timely and cost-effective basis, its ability to conduct trials of its products and, therefore, its ability to obtain required regulatory approval or clearance would be adversely affected.

AGA may be subject to compliance action, penalties or injunctions if it is determined to be promoting the use of its products for unapproved, or off-label, uses.

        AGA products are currently approved for the treatment of certain structural heart defects and vascular diseases. Pursuant to FDA regulations, AGA can only market its products in the United States for approved uses. Physicians may use AGA's products for indications other than those cleared or approved by the FDA, even though AGA does not promote its products for such off-label uses. If the FDA, however, determines that AGA's promotional materials or training constitutes promotion of an unapproved use, the FDA could request that AGA modify its training or promotional materials or could subject AGA to regulatory enforcement actions, including the issuance of warning letters, injunctions, consent decrees, seizures, civil fines or criminal penalties. Other federal, state or foreign enforcement authorities might also take action if they consider AGA's promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties from other statutory authorities.

AGA operates in a very competitive environment.

        The medical device industry is characterized by strong competition. AGA has several competitors, including Boston Scientific Corporation, NMT Medical, Inc., W. L. Gore & Associates, Inc., Cook, Inc., Occlutech GmbH, Cardia, Inc. and Atritech, Inc. Certain of AGA's competitors have substantially greater capital resources, larger customer bases, broader product lines, larger sales forces, greater marketing and management resources, larger research and development staffs and larger facilities than AGA and have more established reputations with AGA's target customers, as well as global distribution channels that may be more effective than those of AGA.

        AGA's competitors may develop and offer technologies and products that are safer or more effective, have better features, are easier to use, less expensive or more readily accepted by the marketplace than AGA's. Competitors' products could make AGA's technology and products obsolete or noncompetitive. AGA's competitors may also be able to achieve more efficient manufacturing and distribution operations than AGA may be able to achieve and may offer lower prices than AGA could offer profitably. AGA may decide to alter or discontinue aspects of its business and may adopt different strategies due to business or competitive factors or factors currently unforeseen, such as the introduction by AGA's competitors of new products or new medical technologies that would make AGA's products obsolete or uncompetitive.

        In addition, consolidation in the medical device industry could make the competitive environment more difficult. The industry has recently experienced some consolidation, and there is a risk that larger companies will enter AGA's markets.

AGA depends on third-party distributors to market and sell its products internationally in a number of markets. AGA's business, financial condition and results of operations may be adversely affected by both its distributors' performance and its ability to maintain these relationships on terms that are favorable to it.

        AGA depends, in part, on third-party distributors to sell its medical devices outside the United States. In 2009, AGA's net sales through third-party distributors was 19.3% of its total net sales. AGA's international distributors operate independently of it, and AGA has limited control over their operations, which exposes AGA to significant risks. Distributors may not commit the necessary resources to market and sell AGA's products and may also market and sell competitive products. In addition, AGA's distributors may not comply with the laws and regulatory requirements in their local jurisdictions, which may limit their ability to market or sell AGA's products. If current or future distributors do not perform adequately, or if AGA is unable to locate competent distributors in particular countries and secure their services on favorable terms, or at all, AGA may be unable to increase or maintain its level of net sales in these markets or enter new markets, and AGA may not realize its expected international growth.

The terms and effects of AGA's Deferred Prosecution Agreement with the U.S. Department of Justice relating to potential violations of the U.S. Foreign Corrupt Practices Act may negatively affect its business, financial condition and results of operations.

        On June 2, 2008, AGA entered into a Deferred Prosecution Agreement, or DPA, with the Department of Justice concerning alleged improper payments that were made by AGA's former independent distributor in China to (1) physicians in Chinese public hospitals in connection with the sale of AGA's products and (2) an official in the Chinese patent office in connection with the approval of AGA's patent applications, in each case, in potential violation of the Foreign Corrupt Practices Act, or the FCPA. The FCPA makes it unlawful for, among other persons, a U.S. company, acting directly or through an agent, to offer or to make improper payments to any "foreign official" in order to obtain or retain business or to induce such "foreign official" to use his or her influence with a foreign government or instrumentality thereof for such purpose.

        As part of the DPA, AGA consented to the Department of Justice filing a two-count criminal statement of information against it in the U.S. District Court, District of Minnesota, which was filed on June 3, 2008. The two counts include a conspiracy to violate the FCPA and a substantive violation of the anti-bribery provisions of the FCPA related to the above-described activities in China. Although AGA did not plead guilty to the statement of information, AGA accepted responsibility for the acts of its employees and agents as set forth in the DPA, and AGA faces prosecution under that information, and possibly other charges as well, if it fails to comply with the terms of the DPA. Those terms require AGA to, for approximately three years, (1) continue to cooperate fully with the Department of Justice on any investigation relating to violations of the FCPA and any and all other matters relating to improper payments, (2) continue to implement a compliance and ethics program designed to detect and prevent violations of the FCPA and other applicable anti-corruption laws, (3) review existing, and if necessary, adopt new controls, policies and procedures designed to ensure that AGA makes and keeps fair and accurate books, records and accounts and maintain a rigorous anti-corruption compliance code designed to detect and deter violations of the FCPA and other applicable anti-corruption laws, and (4) retain and pay for an independent monitor to assess and oversee AGA's compliance and ethics program with respect to the FCPA and other applicable anti-corruption laws. The DPA also required AGA to pay a monetary penalty of $2.0 million. In the fourth quarter of 2007, AGA recorded a financial charge of $2.0 million for this expected settlement, which was paid in June 2008. The terms of the DPA will remain binding on any successor or merger partner as long as the agreement is in effect.

        The effects that compliance with any of the terms of the DPA will have on AGA are unknown and they may have a material impact on AGA's business, financial condition and results of operations. The activities of the government-approved independent monitor, as well as the continued implementation of a compliance and ethics program and the adoption of internal controls, policies and procedures to detect and prevent future violations of the FCPA and other applicable anti-corruption laws, may result in increased costs to AGA and change the way in which it operates, the outcome of which AGA is unable to predict. For example, implementing and monitoring such compliance procedures in the large number of foreign jurisdictions where AGA operates can be expensive and time-consuming. As a result of AGA's remediation measures, AGA may also encounter difficulties conducting business in certain foreign countries and retaining and attracting additional business with certain customers, and AGA cannot predict the extent of these difficulties.

        In addition, entering into the DPA in the United States may adversely affect AGA's operations or result in legal claims against AGA, which may include claims of special, indirect, derivative or consequential damages.

AGA's failure to comply with the terms of the deferred prosecution agreement with the Department of Justice would have a negative impact on its ongoing operations.

        As described above, AGA is subject to a three-year DPA dated June 2, 2008 with the Department of Justice. If AGA complies with the DPA, the Department of Justice has agreed not to prosecute AGA with respect to the above-described activities in China and, following the term of the DPA, to permanently dismiss the criminal statement of information that is currently pending against it. Accordingly, the DPA could be substantially nullified, and AGA could be subject to severe sanctions and resumed civil and criminal prosecution, as well as severe fines, penalties and other regulatory sanctions, in the event of any additional violation of the FCPA or any other applicable anti-corruption laws by AGA or any of its officers, other employees or agents in any jurisdiction or AGA's failure to otherwise meet any of the terms of the DPA as determined by the Department of Justice in its sole discretion. The claims alleged in the DPA with the Department of Justice only relate to AGA's actions in China as outlined above, and do not relate to any future violations or the discovery of past violations not expressly covered by the DPA. Any breach of the terms of the DPA would also cause damage to AGA's business and reputation, as well as impair investor confidence in AGA and result in adverse consequences on AGA's ability to obtain or continue financing for current or future projects.

        In addition, although AGA is not currently restricted by the U.S. Department of Health and Human Services, Office of the Inspector General, from participating in federal healthcare programs, any criminal conviction of AGA under the FCPA in the future would result in AGA's mandatory exclusion from such programs, and it may lead to debarment from U.S. and foreign government contracts. Any such exclusion or debarment would have a material adverse effect on AGA's business, financial condition and results of operations.

        AGA's ability to comply with the terms of the DPA is dependent, among other things, on the success of its ongoing compliance and ethics program, including its ability to continue to manage its distributors and agents and supervise, train and retain competent employees, as well as the efforts of its employees to adhere to its compliance and ethics program and the FCPA and other applicable anti-corruption laws. It is possible that, despite its best efforts, additional FCPA issues, or issues under anti-corruption laws of other jurisdictions, could arise in the future. Any failure by AGA to adopt appropriate compliance and ethics procedures, to ensure that its officers, other employees and agents comply with the FCPA and other applicable anti-corruption laws and regulations in all jurisdictions in which it operates or to otherwise comply with any term of the DPA would have a material adverse effect on AGA's business, financial condition and results of operations.

Fluctuations in foreign exchange rates may adversely affect AGA's consolidated results of operations.

        AGA's foreign operations expose AGA to currency fluctuations and exchange rate risks. Approximately 44.8% of AGA's net sales for 2009 were in foreign currencies. Accordingly, AGA's consolidated results of operations have been, and will continue to be, subject to fluctuations in foreign exchange rates. Although AGA has benefited from foreign currency exchange rate fluctuations in the past, AGA may not benefit from the effect of foreign currency exchange rate fluctuations in the future, which may adversely affect its consolidated results of operations. During a period in which the U.S. dollar appreciates against a given foreign currency, AGA's consolidated net sales will be lower than they might otherwise have been because net sales earned in such foreign currency will translate into fewer U.S. dollars. At present, based on a foreign exchange rate exposure management policy initiated in the first quarter of 2009, AGA has started to engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar. As AGA grows its international direct sales, AGA expects its foreign currency-denominated net sales will increase, which would increase its risks related to fluctuations in foreign exchange rates. AGA cannot assure you that its monitoring of its net foreign currency exchange rate exposure, its foreign currency exchange rate exposure management policy or any foreign currency hedging activity that it implements will be effective or otherwise adequately protect AGA against fluctuations in foreign currency exchange rates.

AGA's ability to operate its company effectively could be impaired if it loses members of its senior management team or scientific personnel.

        AGA depends on the continued service of key managerial, scientific and technical personnel, as well as its ability to continue to attract and retain highly qualified personnel. AGA competes for such personnel with other companies, academic institutions, government entities and other organizations. Any loss or interruption of the services of AGA's key personnel could significantly reduce its ability to effectively manage its operations and meet its strategic objectives, because AGA may be unable to find an appropriate replacement, if necessary. For example, Dr. Amplatz plays a key role in the early stages of AGA's research and development programs, which are crucial to expanding its product portfolio. AGA has a ten-year research and development contract with Dr. Amplatz that expires in December 2015, and AGA may not be able to renew this contract. The loss of Dr. Amplatz's services may negatively affect AGA's ability to expand its product portfolio beyond its current pipeline. In addition, after termination of AGA's contract with Dr. Amplatz, Dr. Amplatz is not allowed to compete with AGA for 18 months in the United States. Any competition from Dr. Amplatz after that period or outside the United States may negatively affect AGA's business.

Healthcare legislative or administrative changes resulting in restrictive third-party payor reimbursement practices or preferences for alternate treatment may decrease the demand for, or put downward pressure on the price of, AGA products.

        AGA products are purchased principally by hospitals, which typically receive reimbursement from various third-party payors, such as governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed care plans, for the healthcare services provided to their patients. The ability of AGA customers to obtain appropriate reimbursement for their products and services from government and third-party payors is critical to AGA's success. The availability of reimbursement affects which products customers purchase and the prices they are willing to pay. Reimbursement varies from country to country and can significantly impact the acceptance of new products. After AGA develops a promising new product, AGA may experience limited demand for the product unless reimbursement approval is obtained from private and governmental third-party payors.

        Major third-party payors for hospital services in the United States and abroad continue to work to contain healthcare costs. The introduction of cost-containment incentives, combined with closer scrutiny of healthcare expenditures by both private health insurers and employers, has resulted in increased discounts and contractual adjustments to hospital charges for services performed. Initiatives to limit the growth of healthcare costs, including price regulation, are also underway in several countries in which AGA does business. Implementation of new legislative and administrative changes in the United States and in overseas markets, such as Germany and Japan, may limit the price of, or the level at which reimbursement is provided for, AGA products and, as a result, may adversely affect both AGA pricing flexibility and demand for AGA's products. Hospitals or physicians may respond to such cost-containment pressures by substituting lower-cost products or other treatments for AGA's products.

        Further legislative or administrative changes to the U.S. or international reimbursement systems that significantly reduce reimbursement for procedures using AGA's medical devices or deny coverage for such procedures, or adverse decisions relating to AGA's products by administrators of such systems in coverage or reimbursement issues, would have an adverse impact on the number of products purchased by AGA customers and the prices its customers are willing to pay for them. This, in turn, would adversely affect AGA's business, financial condition and results of operations.

AGA's business may be adversely affected if consolidation in the healthcare industry leads to demand for price concessions or if AGA is excluded from being a supplier by a group purchasing organization or similar entity.

        Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms have been launched by legislators, regulators and third-party payors to curb these costs. As a result, there has been a consolidation trend in the healthcare industry to create larger companies, including hospitals, with greater market power. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers from important markets as group purchasing organizations, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions. If a group purchasing organization excludes AGA from being one of their suppliers, AGA's net sales will be adversely impacted. AGA expects that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, which may exert further downward pressure on the prices of AGA products.

AGA conducts substantially all of its operations at its corporate headquarters, and any fire, explosion, violent weather conditions or other unanticipated events affecting AGA's corporate headquarters could adversely affect AGA's business, financial condition and results of operations.

        AGA conducts all of its manufacturing and research and development activities, as well as most of its sales, warehousing and administrative activities, at its corporate headquarters in Plymouth, Minnesota. AGA's corporate headquarters are subject to the risk of catastrophic loss due to unanticipated events, such as fires, explosions or violent weather conditions. This facility and the manufacturing equipment that AGA uses to produce its products would be difficult to replace or repair and could require substantial lead-time to do so. For example, if AGA were unable to utilize its existing manufacturing facility, the use of any new facility would need to be approved by the FDA, which would result in significant production delays. AGA may also in the future experience plant shutdowns or periods of reduced production as a result of regulatory issues, equipment failure or delays in deliveries. Any disruption or other unanticipated events affecting AGA's corporate headquarters and therefore AGA's sales, manufacturing, warehousing, research and development and administrative activities would adversely affect AGA's business, financial condition and results of operations. AGA currently carries $80.0 million of insurance coverage for damage to its property and the disruption of its business. Such insurance coverage, however, may not be sufficient to cover all of AGA's potential losses and may not continue to be available to AGA on acceptable terms, or at all.

AGA relies on a single supplier for nitinol, the key raw material in all of its products, which makes AGA susceptible to supply shortages of this material.

        AGA relies on a single supplier for nitinol, the key raw material in all of its products, and has no written agreement with this supplier. If AGA is unable to obtain nitinol from this supplier, AGA may be unable to obtain nitinol through other sources, on acceptable terms, within a reasonable amount of time or at all. Further, even if AGA is able to find an alternative source for nitinol, AGA may not be able to prevent an interruption of production of AGA products. AGA's business would be adversely affected if such interruption was prolonged. For example, if a raw material or component is a critical element, an element that can have a significant effect on performance and safety of the related device, such as nitinol with respect to AGA devices, FDA and foreign regulations may require additional testing and prior approval of such raw material or component from new suppliers prior to AGA's use of these materials or components. As a result, if AGA needs to establish additional or replacement suppliers for nitinol or any other critical component, AGA's access to these components may be delayed while AGA qualifies such suppliers and obtains any necessary FDA and foreign regulatory approvals.

Any disruption in the ongoing shipment of nitinol could interrupt production of AGA's products, which could result in a decrease in net sales, or could cause an increase in cost of sales if AGA has to pay another supplier a higher price for nitinol.

Any failure of AGA's management information systems could harm its business and results of operations.

        AGA's rapid growth may continue to place a significant strain on its managerial, operational and financial resources and systems. AGA depends on its recently implemented management information systems to actively manage its controlled regulatory and manufacturing documents. AGA also depends on its enterprise resource planning system to actively manage its invoicing, production and inventory planning, clinical trial information and quality compliance. AGA must continually assess the necessity for any upgrades to its information systems. The inability of its management information systems to operate as AGA anticipates could damage AGA's reputation with its customers, disrupt its business or result in, among other things, decreased net sales and increased overhead costs. As a result, any such failure could harm AGA's business, financial condition and results of operations.

Being a public company has substantially increased AGA's legal and financial compliance costs, which could harm AGA's business, financial condition and results of operations.

        Until the fourth quarter of 2009, AGA operated its business as a private company. As a publicly-traded company, AGA is subject to rules and regulations that increase its legal and financial compliance costs, make some activities more time-consuming and costly, and divert management's attention away from the operation of its business. AGA is obligated to file with the SEC annual and quarterly information and other reports that are specified in the Exchange Act, and are also subject to other reporting and corporate governance requirements, including requirements of the NASDAQ listing rules and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder, all of which impose significant compliance and reporting obligations upon AGA. AGA may not be successful in complying with these obligations, and compliance with these obligations could be time consuming and expensive. Failure to comply with the additional reporting and corporate governance requirements could lead to fines imposed on AGA, suspension or delisting from the NASDAQ Global Select Market, deregistration under the Exchange Act and, in the most egregious cases, the imposition of criminal sanctions.

AGA may need to raise additional capital in the future, which may not be available to AGA on acceptable terms, or at all.

        AGA may require significant additional debt and equity financing in order to implement its business strategy. In particular, AGA's capital requirements depend on many factors, including the amount of expenditures on research and development and intellectual property, the number of clinical trials that AGA conducts, new product development and the cash required to service AGA's debt. To the extent that AGA's existing or future capital is insufficient to meet these requirements and cover any losses, AGA will need to refinance all or a portion of its existing debt, raise additional funds through financings or curtail its growth, reduce its costs or sell certain of its assets. For example, AGA raised additional capital from affiliates of Welsh, Carson, Anderson & Stowe IX, L.P., or Welsh Carson, to finance the acquisition of the assets of its Italian distributor. AGA cannot assure you that such investors will agree to provide it with additional financing in the future. AGA's ability to raise additional capital will likely depend on, among other factors, its performance, its prospects, its level of indebtedness and its market conditions. Any additional equity or debt financing, if available at all, may be on terms that are not favorable to AGA. The recent global economic crisis and related tightening of credit markets has made it more difficult and more expensive to raise additional capital. If AGA is unable to access additional capital on terms acceptable to it, AGA may not be able to fully implement its business strategy, which may limit the future growth and development of its business. In addition, equity financings could result in dilution to AGA's stockholders, and equity or debt securities issued in future financings may have rights, preferences and privileges that are senior to those of its common stock. If AGA's need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for AGA to raise the necessary capital.

Product liability claims and uninsured or underinsured liabilities could have a material adverse effect on AGA's business.

        The manufacturing and marketing of medical devices involves an inherent risk of product liability claims. AGA's product development and production processes are extremely complex and could expose its products to defects. Any defects could harm AGA's credibility, lead to product liability claims and litigation and decrease AGA's products' market acceptance. AGA's current product liability policies provide $35.0 million of insurance coverage, with a $250,000 deductible per occurrence for new claims. AGA cannot assure you that such insurance will be available or adequate to satisfy future claims or that its insurers will be able to pay claims on its insurance policies. Product liability claims in excess of AGA's insurance coverage would be paid out of cash reserves, adversely affecting its financial condition and results of operations. In the event that AGA is held liable for a claim or for damages exceeding the limits of AGA insurance coverage, such claim could materially damage AGA's reputation and business. AGA currently has no outstanding product liability claims. However, defending a lawsuit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, and for these reasons, any product liability claims could result in significant costs and harm to AGA's business, financial condition and results of operations.

AGA may not successfully make or integrate acquisitions or enter into strategic alliances.

        AGA may pursue selected acquisitions and strategic alliances. AGA competes with other medical device companies for these opportunities, and cannot assure you that it will be able to effect acquisitions or strategic alliances on commercially reasonable terms, or at all. Even if AGA enters into these transactions, AGA may experience the following, among other things:

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  difficulties in integrating any acquired companies and products into existing business;

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  inability to realize the benefits it anticipates in a timely fashion, or at all;

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  attrition of key personnel from acquired businesses;

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  significant costs, charges or writedowns; or

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  unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development and expansion of AGA's existing operations.

        Consummating these transactions could also result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, all of which could have a material adverse effect on AGA's business, financial condition and results of operations. AGA may also issue additional equity in connection with these transactions which would dilute its existing stockholders.

If AGA fails to comply with the U.S. Federal Anti-Kickback Statute and similar state and foreign laws, it could be subject to criminal and civil penalties and exclusion from Medicare, Medicaid and other governmental programs.

        A provision of the U.S. Social Security Act, commonly referred to as the U.S. Federal Anti-Kickback Statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by Medicare, Medicaid or any other federal healthcare program. The Federal Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, most of the states in which AGA products are sold in the United States have adopted laws similar to the Federal Anti-Kickback Statute, and some of these laws are even broader than the Federal Anti-Kickback Statute in that their prohibitions are not limited to items or services paid for by a federal healthcare program but, instead, apply regardless of the source of payment. Violations of the Federal Anti-Kickback Statute or such similar state laws may result in substantial civil or criminal penalties and exclusion from participation in federal or state healthcare programs. AGA derives a significant portion of its net sales from international operations, and many foreign governments have equivalent statutes with similar penalties.

        All of AGA's financial relationships with healthcare providers and others who provide products or services to federal healthcare program beneficiaries are potentially governed by the Federal Anti-Kickback Statute and similar state or foreign laws. AGA believes its operations are in material compliance with the Federal Anti-Kickback Statute and similar state or foreign laws. However, AGA cannot assure you that it will not be subject to investigations or litigation alleging violations of these laws, which could be time-consuming and costly, could divert management's attention from operating the business and could prevent healthcare providers from purchasing AGA products, all of which could have a material adverse effect on AGA's business. In addition, if AGA's arrangements were found to violate the Federal Anti-Kickback Statute or similar state or foreign laws, it could have a material adverse effect on AGA's business and results of operations.

The possibility of non-compliance with manufacturing regulations raises uncertainties with respect to AGA's ability to manufacture AGA products. AGA's failure to meet strict regulatory requirements could require it to pay fines, incur other costs or even close facilities.

        The FDA and other federal, state and foreign regulatory authorities require that AGA's products be manufactured according to rigorous standards, including, but not limited to, Quality System Regulations, Good Manufacturing Practices and International Standards Organization ("ISO"), standards. These federal, state and foreign regulatory authorities may conduct periodic audits of AGA facilities or processes to monitor compliance with applicable regulatory standards. If a regulatory authority finds that AGA failed to comply with the appropriate regulatory standards, it may require product validation, new processes and procedures or shutdown of manufacturing operations. A regulatory authority may impose fines on AGA or delay or withdraw clearances or other regulatory approvals. If a regulatory authority determines that AGA's non-compliance is severe, the regulatory authority may impose other penalties including limiting AGA's ability to secure approvals for new devices and accessories. In addition, many of the improvements AGA makes to its manufacturing process must first be approved by the FDA and other federal, state and foreign regulatory authorities. AGA's failure to obtain the necessary approvals may limit AGA's ability to improve the way in which it manufactures its products.

AGA's business will be harmed if AGA fails to obtain necessary clearances or approvals to market AGA's medical devices.

        AGA's products are classified as medical devices and are subject to extensive regulation in the United States by the FDA and other federal, state and local authorities. Similar regulatory review and approval processes also exist in foreign countries in which AGA products are marketed. These regulations relate to product design, development, testing, manufacturing, labeling, sale, promotion, distribution, import, export and shipping.

        Before AGA can market a new medical device, or a new use of, claim for, or significant modification to, an existing product in the United States, AGA must first receive either PMA approval or 510(k) clearance from the FDA unless an exemption applies. The PMA approval process, commonly used for riskier devices such as those which support or sustain life or are used invasively in the body, requires an applicant to demonstrate the safety and efficacy of the device based, in part, on data obtained in clinical trials. The PMA approval process and clinical trials can be expensive and lengthy and entail significant user fees. In the 510(k) clearance process, the FDA must determine that the proposed device is "substantially equivalent" to a device legally on the market, known as a "predicate" device, with respect to intended use, technology and safety and efficacy, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA approval pathway is much more costly and uncertain than the 510(k) clearance process. It generally takes from one to three years, or even longer, from the time the PMA is submitted to the FDA until an approval is obtained. The 510(k) clearance process usually takes from three to 12 months, but it can take longer.

        In many of the foreign regions in which AGA markets its products, such as Europe, AGA is subject to regulations substantially similar to those of the FDA, although these foreign regulatory requirements may vary widely from country to country. In Europe, only medical devices which bear a CE Mark may be marketed. Japan has a regulatory process that generally accepts clinical data from either the United States or Europe supplemented by a small study in Japan to establish experience and confirm safety. In addition, as AGA selectively converts into direct sales forces in foreign regions, AGA will be subject to additional regulations in these markets.

        Any failure to receive desired marketing clearances or approvals from the FDA or other federal, state or foreign regulatory authorities may adversely affect AGA's ability to market its products and may have a significant adverse effect on AGA's overall business. Moreover, the value of existing clearances or approvals can be eroded if safety or efficacy problems develop.

AGA may fail to comply with continuing post-market regulatory requirements of the FDA and other federal, state or foreign authorities and become subject to substantial penalties, or AGA products may subsequently prove to be unsafe, forcing it to recall or withdraw such products from the market.

        Even after product clearance or approval, AGA and its contract manufacturers must comply with continuing regulation by the FDA and other federal, state or foreign authorities, including the FDA's Quality System Regulation requirements, which obligate manufacturers, including third-party contract manufacturers, to adhere to stringent design, testing, control, documentation and other quality assurance procedures during the design and manufacture of a device. AGA is also subject to medical device reporting regulations in the United States and abroad. For example, AGA is required to report to the FDA if its products may have caused or contributed to a death or serious injury or malfunction in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. AGA must report corrections and removals to the FDA where the correction or removal was initiated to reduce a risk to health posed by the device or to remedy a violation of the U.S. Food, Drug, and Cosmetic Act caused by the device that may present a risk to health, and AGA must maintain records of other corrections or removals. The FDA closely regulates promotion and advertising, and AGA's promotional and advertising activities may come under scrutiny. If any medical device reports AGA files with the FDA regarding death, serious injuries or malfunctions indicate or suggest that one of its products presents an unacceptable risk to patients, including when used off-label by physicians, AGA may be forced to recall its product or withdraw it from the market.

        AGA has had several product recalls in the past. For example, in October 2006, AGA recalled catheter and delivery systems after internal testing revealed the potential for a tear to develop in the packaging under extreme shipping conditions. AGA immediately modified its shipping method and subsequently received approval from the FDA and AMTAC in Europe to modify the packaging to prevent tears from developing. Approximately 15,871 devices were returned and replaced by AGA. On February 28, 2007, AGA submitted a letter to the FDA formally requesting the recall to be closed, and on October 9, 2008 the FDA confirmed that the recall has been completed. During the third quarter of

2005, AGA voluntarily recalled 80 of its AMPLATZER Vascular Plug devices over concerns that AGA operators failed to follow internal sterilization procedures. Of the 80 devices, only two had left AGA's possession. After testing the recalled products, none of them were found to be non-sterile. AGA submitted a letter to the FDA formally requesting closure of the recall, and the recall has been closed. In September 2005, AGA recalled its AMPLATZER Duct Occluder device after discovering through in-process testing during manufacturing that the device had the potential to rub against the catheter during the implant procedure. Approximately 2,800 devices were recalled, 92% of which had left AGA's possession. AGA made the required changes to the AMPLATZER Duct Occluder, and these changes have been approved both internationally and by the FDA. AGA submitted letters to the FDA formally requesting closure of the recall, and the recall has been closed. Finally, on December 8, 2004, AGA initiated a voluntary recall of all catheters and delivery systems in the field because of non-toxic contaminated tubing produced by one of its suppliers. AGA received several toxicology tests that confirmed the level of contamination was negligible and posed no threat to patients. AGA submitted letters to the FDA formally requesting closure of the recall, and the recall has been closed.

        AGA is currently conducting two post-approval studies that were required as a condition of approval by the FDA of the AMPLATZER Septal Occluder and the AMPLATZER Muscular VSD Occluder. The studies are designed to monitor, for a period of up to five years after the procedure, patients treated with a device in the clinical studies that supported approval of the product. The objective is to collect and report to the FDA additional data on the long-term safety and efficacy of the device. The majority of patients enrolled in these two studies were children at the time of receiving their implants. In some cases, it has been challenging to follow these patients for up to five years as they and their families move or otherwise stop seeing the physician who performed the treatment.

        Any failure to comply with continuing regulation by the FDA or other federal, state or foreign authorities could result in enforcement action that may include regulatory letters requesting compliance action, suspension or withdrawal of regulatory clearances or approvals, product recall, modification or termination of product marketing, entering into a consent decree, seizure and detention of products, paying significant fines and penalties, criminal prosecution and similar actions that could limit product sales, delay product shipment and harm its profitability. Any of these actions could materially harm AGA's business, financial condition and results of operations.

Modifications to AGA's products may require new regulatory approvals or clearances or may require AGA to recall or cease marketing its modified products until approvals or clearances are obtained.

        Modifications to AGA products may require new approvals or clearances in the United States and abroad, such as PMA approvals or 510(k) clearances in the United States and CE Marks in Europe. The FDA requires device manufacturers to initially make a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine that a modification does not significantly affect safety or efficacy or does not represent a major change in its intended use, so that no new U.S. or foreign approval or clearance is necessary. AGA has made modifications that it determined do not require approval or clearance. However, the FDA and foreign authorities can review a manufacturer's decision, including any of its decisions, and may disagree. If the FDA or other foreign authority disagrees and requires new approvals or clearances for the modifications, AGA may be required to recall and to stop marketing its products as modified, which could require AGA to redesign its products and harm its operating results. In these circumstances, it may also be subject to significant enforcement actions.

        If AGA determines that a modification to an FDA-approved or cleared device could significantly affect its safety or efficacy, or would constitute a major change in its intended use, then AGA must obtain a new PMA or PMA supplement approval or 510(k) clearance. Where AGA determines that modifications to its products require a new PMA or PMA supplemental approval or 510(k) clearance, AGA may not be able to obtain those additional approvals or clearances for the modifications or additional indications in a timely manner, or at all. For those products sold in Europe, AGA must notify AMTAC, its European Union Notified Body, if significant changes are made to the products or if there are substantial changes to its quality assurance systems affecting those products. Delays in obtaining required future approvals or clearances would adversely affect AGA's ability to introduce new or enhanced products in a timely manner, which in turn would harm AGA's future growth.

Healthcare policy changes, including new legislation to reform the U.S. healthcare system, may have a material adverse effect on AGA.

        On March 23, 2010, the Patient Protection and Affordable Care Act was enacted and was subsequently amended by the enactment on March 30, 2010 of the Health Care and Education Reconciliation Act. Together, these laws are commonly referred to as "Health Care Reform." The Health Care Reform legislation may not be implemented in its present form and any implementation will likely take several years. The full timing and financial impact of Health Care Reform on AGA's business operations and financial statements is uncertain. However, Health Care Reform as enacted includes the following provisions: (i) a medical device tax of 2.3%; (ii) creation of an independent medical advisory board to reduce Medicare spending and other national health expenditures by targeted percentages over several years; (iii) creation of a patient-centered outcomes research institute to conduct comparative effectiveness of medical treatments which may make findings that may be used to make public health care insurance coverage decisions; and (iv) creation of other programs which may reduce public and private health care expenditures. Any of these provisions or other provisions of the Health Care Reform legislation could increase AGA's taxes, limit the prices AGA is able to charge for its products or the amounts of reimbursement available for its products, and could limit the acceptance and availability of AGA's products. The full implementation of some or all of these provisions could have a material adverse effect on AGA's financial position and results of operations.

AGA has been and may in the future become subject to claims that its products violate the patent or intellectual property rights of others, which could be costly and disruptive to AGA.

        AGA operates in an industry that is susceptible to significant patent litigation, and in recent years, it has been common for companies in the medical device industry to aggressively challenge the rights of other companies to prevent the marketing of new or existing devices. As a result, AGA or its products may become subject to patent infringement claims or litigation or interference proceedings declared by the U.S. Patent and Trademark Office ("USPTO"), or the foreign equivalents thereto to determine the priority of claims to inventions. The defense of intellectual property suits, USPTO interference proceedings or the foreign equivalents thereto, as well as related legal and administrative proceedings, are both costly and time consuming and may divert management's attention from other business concerns. An adverse determination in litigation or interference proceedings to which AGA may become a party could, among other things:

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  subject AGA to significant liabilities to third parties, including treble damages;

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  require disputed rights to be licensed from a third party for royalties that may be substantial;

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  require AGA to cease using such technology; or

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  prohibit AGA from selling certain of its products.

        Any of these outcomes could have a material adverse effect on AGA's business, financial condition and results of operations.

        On March 28, 2006, AGA settled a patent infringement suit with NMT Medical, Inc. in which AGA paid NMT Medical and a second patent holder a $30.0 million one-time payment. As part of the settlement, AGA received a fully paid, royalty-free license for the related patents.

        On March 26, 2010, AGA settled a patent infringement suit with Medtronic, Inc. in which AGA agreed to pay Medtronic periodic payments ending the first business day of 2014 and totalling $35.0 million. As part of the settlement, AGA received a fully paid, royalty-free license of the related patents.

        In addition, AGA may have disputes with its licensors regarding the scope of their patents. AGA makes royalty payments with respect to certain patents that were assigned to it by Mr. Curtis Amplatz. In 2008, Mr. Amplatz inquired regarding the scope of the royalty agreements AGA had with him and whether the royalty agreements applied to additional products of Mr. Amplatz. In response, AGA had discussions in which it clarified the scope of the agreements and its payments under the agreements. AGA believes the inquiry of Mr. Amplatz to be concluded. However, any dispute relating to the products included in a portfolio subject to a royalty agreement or license could result in AGA being subject to additional royalty payments, although AGA does not believe any such dispute to limit its right to sell or market any of its devices currently exists.

AGA has filed and may in the future file patent litigation claims in the U.S. and foreign jurisdictions to protect its patent portfolio. If AGA is unsuccessful in these claims, its business, financial condition and results of operations could be adversely affected.

        AGA may initiate litigation to assert claims of infringement, enforce its patents, protect its trade secrets or know-how, or determine the enforceability, scope and validity of the proprietary rights of others. Any lawsuits that AGA initiates could be expensive, time consuming and divert management's attention from other business concerns. Furthermore, litigation may provoke third parties to assert claims against it and may put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not being issued.

        In August 2006, AGA brought a patent infringement action in Germany against Occlutech GmbH, an European manufacturer of cardiac occlusion devices, and DRABO Medizintechnik, based on the German part of one of its European patents, which was granted to AGA in October 2005 for intravascular occlusion devices and the method of manufacturing such devices. On July 31, 2007, the District Court in Düsseldorf entered a judgment in AGA's favor finding that Occlutech and DRABO literally infringed the German part of AGA's European patent. Under German practice, the court required AGA to post a bond in the amount of €1.0 million to secure its ability to respond to damages claimed by Occlutech in the event that the decision of the District Court is reversed on appeal or its patent is held invalid in related proceedings in the German patent court. The bond amount is not a limitation on such damages. On August 6, 2007, Occlutech filed an appeal against the District Court judgment before a German Court of Appeals contending that the District Court judgment was based on an overly broad interpretation of its European patent, and in addition, it initiated invalidation proceedings against the patent with the German Federal Patent Court in Munich. On December 22, 2008, the German Court of Appeals dismissed Occlutech's appeal and entered a judgment in AGA's favor finding that Occlutech infringed its patent. On October 6, 2009, the German Federal Patent Court found that AGA's patent was valid in all respects and dismissed Occlutech's invalidation proceedings. Occlutech has filed an appeal against both decisions with the German Federal Court of Justice. A final decision on the appeals with the German Federal Court of Justice is not expected to be reached until 2010 or later. In addition, Occlutech initiated proceedings against AGA's corresponding patents in Italy, the Netherlands, the United Kingdom, Spain and Sweden, seeking invalidity and non-infringement declarations. On October 29, 2008, the Patent Court in the Netherlands ruled in favor of Occlutech in the non-infringement declaration. The court did not rule on the invalidity claim. AGA has appealed the decision to the Dutch Court of Appeals and a decision is expected by the end of 2010. On July 31, 2009, a United Kingdom patent court upheld the validity of its patent, but it ruled that the Occlutech products do not infringe on its patent. AGA appealed and on June 22, 2010, the UK Court of Appeals affirmed the decision. AGA has appealed to the UK Supreme Court for further review. Final decisions in all of these actions are also not expected to be reached until 2010 or later. AGA cannot assure you that the outcome in any of these proceedings will be favorable to it, and if it does not prevail in one or more jurisdictions, its faces the risk of increased competition and significant damages being awarded against it.

        AGA has also been forced to defend its patent rights in China against various entities, including Shanghai Shape Memory Alloy Company Ltd., a medical device manufacturer based in Shanghai, China, and Beijing Starway Medical Devices Ltd., a medical device manufacturer based in Beijing, both of which in recent years have been manufacturing and exporting medical devices that AGA believes infringe its patent rights. AGA did not prevail in its lawsuits in China against these entities and two of its patents in China were invalidated as a result. Consequently, AGA is no longer able to assert rights under these patents within China and will need to rely primarily on foreign patents to prevent the importation of products from China into countries in which such importation would violate its local patent rights. In addition, these entities' activities have resulted in litigation in India and could result in future and potentially costly litigation in other countries in which AGA has patent rights against importers and distributors of infringing products originating in China.

        In addition, AGA may not prevail in lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on AGA's business, financial condition and results of operations.

If AGA patents and other intellectual property rights do not adequately protect its products, AGA may lose market share to its competitors and be unable to operate its business profitably.

        Patents and other proprietary rights are essential to AGA's business, and AGA's ability to compete effectively with other companies depends on the proprietary nature of its technologies. AGA also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop, maintain and strengthen its competitive position. AGA seeks to protect these, in part, through confidentiality agreements with certain employees, consultants and other parties. AGA pursues a policy of generally obtaining patent protection in both the United States and key foreign countries for patentable subject matter in AGA's proprietary devices and also attempt to review third-party patents and patent applications to the extent publicly available to develop an effective patent strategy, avoid infringement of third-party patents, identify licensing opportunities and monitor the patent claims of others. AGA's patent portfolio includes approximately 199 issued patents, the first of which expires in the United States in 2014 and in Europe in 2015, and approximately 110 pending patent applications. AGA cannot assure that any pending or future patent applications will result in issued patents, that any current or future patents issued or licensed to it will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide a competitive advantage to AGA or prevent competitors from entering markets which AGA currently serves. Any required license may not be available to AGA on acceptable terms, if at all. In addition, some licenses may be non-exclusive, and therefore AGA's competitors may have access to the same technologies as AGA does. Furthermore, AGA may have to take legal action in the future to protect its trade secrets or know-how, or to defend them against claimed infringement of the rights of others. Any legal action of that type could be costly and time-consuming to AGA, and AGA cannot assure that such actions will be successful. The invalidation of key patents or proprietary rights which AGA owns or unsuccessful outcomes in lawsuits to protect AGA's intellectual property may have a material adverse effect on AGA's business, financial condition and results of operations.

        The laws of foreign countries may not protect AGA's intellectual property rights to the same extent as the laws of the United States. For example, foreign countries generally do not allow patents to cover methods for performing surgical procedures. If AGA cannot adequately protect its intellectual property rights in these foreign countries, AGA's competitors may be able to compete more directly with it, which could adversely affect AGA's competitive position and, as a result, its business, financial condition and results of operations.

AGA's substantial debt may adversely affect its financial condition and operating activities.

        AGA has a significant amount of indebtedness. As of September 30, 2010, AGA had net debt of $222.5 million outstanding. Based on that level of indebtedness and interest rates applicable as of September 30, 2010, AGA's annualized cash interest expense would be $6.1 million. In addition, AGA has $40.0 million of available borrowings under its revolving credit facility, and has the ability to increase the aggregate amount of its Tranche B term loan under its senior secured credit facility by up to $75.0 million without the consent of any person other than the institutions agreeing to provide all or any portion of such increase. Although AGA believes that its current cash flow is sufficient to cover its annual interest expense for the foreseeable future, any increase in the amount of debt or any decline in the amount of cash available to make interest payments may require AGA to divert funds identified for other purposes for debt service and impair its liquidity position.

        AGA's substantial level of indebtedness could have other significant consequences to its stockholders, including:

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  requiring AGA to use a substantial portion of its cash flow from operations to pay interest and principal on its debt, thereby reducing the availability of its cash flow to fund working capital, research and development, including clinical trials, acquisitions and other general corporate purposes;

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  limiting AGA's ability to obtain additional financing in the future for working capital, research and development, including clinical trials, acquisitions and other general corporate purposes;

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  subjecting AGA to the risk of interest rate increases on its indebtedness with variable interest rates;

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  subjecting AGA to the possibility of an event of default under the financial and operating covenants contained in the agreements governing its indebtedness; and

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  limiting AGA's ability to adjust to rapidly changing market conditions, reducing its ability to withstand competitive pressures and making it more vulnerable to a downturn in general economic conditions than its competitors with less debt.

AGA's inability to generate sufficient cash flow may require it to seek additional financing.

        If AGA is unable to generate sufficient cash flow from operations in the future to service its debt, AGA may be required to refinance all or a portion of its existing debt, sell assets, borrow more money or raise capital through sales of its equity securities. If these or other kinds of additional financing become necessary, AGA cannot assure you that it could arrange such financing on terms that are acceptable to it, or at all.

AGA may incur additional indebtedness from time to time to finance research and development, including clinical trials, acquisitions, investments or strategic alliances or for other purposes.

        AGA may incur substantial additional indebtedness in the future. Although the agreements governing AGA's senior secured credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. For example, AGA has $40.0 million of available borrowings under its revolving credit facility, and AGA has the ability to increase the aggregate amount of its Tranche B term loan under its senior secured credit facility by up to $75.0 million without the consent of any person other than the institutions agreeing to provide all or any portion of such increase. If AGA incurs additional debt above the levels currently in effect, the risks associated with its leverage would increase.

AGA is subject to restrictive debt covenants, which may restrict its operational flexibility.

        AGA's senior secured credit facility contains various financial and operating covenants, including, among other things, restrictions on its ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other restricted payments, make investments, sell its assets or enter into consolidations, mergers and transfers of all or substantially all of its assets. AGA's senior secured credit facility also requires it to maintain specified financial ratios and satisfy financial condition tests. AGA's ability to meet those financial ratios and tests can be affected by events beyond its control, and AGA cannot assure you that it will continue to meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under its senior secured credit facility. Agreements governing any additional indebtedness AGA incurs in the future may contain similar or more stringent covenants. Covenants in AGA's existing or future debt agreements could limit AGA's ability to take actions that AGA believes are in its best interests. If an event of default exists under its senior secured credit facility or any additional indebtedness AGA incurs in the future, the lenders under such agreements could elect to declare all amounts outstanding thereunder to be immediately due and payable. If any such lender accelerates the payment of one of its indebtednesses, AGA cannot assure you that its assets would be sufficient to repay in full that indebtedness and its other indebtedness that would become due as a result of any acceleration.

AGA's obligations under its senior secured credit facility are secured by substantially all of its assets.

        AGA's obligations under its senior secured credit facility are secured by liens on substantially all of AGA's and its subsidiaries' assets. If AGA becomes insolvent or is liquidated, or if repayment under its senior secured credit facility is accelerated and AGA cannot repay such indebtedness, the lenders will be entitled to exercise the remedies available to a secured lender under applicable law and the applicable agreements and instruments, including the right to foreclose on all of AGA's and its subsidiaries' assets.

AGA's controlling stockholders have substantial control over it and could influence the outcome of key transactions, including a change of control.

        AGA is controlled by Welsh Carson, WCAS Capital Partners IV, L.P. and other individuals and entities affiliated with Welsh Carson (the "WCAS Stockholders"), and Franck L. Gougeon, its director and co-founder, and other entities controlled by Mr. Gougeon (the "Gougeon Stockholders"). The WCAS Stockholders and the Gougeon Stockholders beneficially own or control approximately 45% and 20%, respectively, of AGA's common stock outstanding, and they have entered into a shareholders agreement with AGA in relation to their stock ownership. Accordingly, AGA is a "controlled company" as set forth in Rules 5605 and 5615 of the NASDAQ listing rules because more than 50% of AGA's voting power is held by a group formed by the WCAS Stockholders and the Gougeon Stockholders. As a result, the WCAS Stockholders and the Gougeon Stockholders, if acting together, would be able to influence or control matters requiring approval by its stockholders, including the election of directors and the approval of mergers or other material corporate transactions. They may also vote in a way with which minority stockholders disagree and which may be adverse to minority stockholders' interests. Any conflict of interests between the WCAS Stockholders and the Gougeon Stockholders, on the one hand, and the other holders of AGA's common stock, on the other, may result in an actual or perceived conflict of interest on the part of AGA's directors affiliated with the WCAS Stockholders and the Gougeon Stockholders. The existence or perception of such a conflict of interest could materially limit the ability of these directors to participate in consideration of the matter. In addition, the concentration of ownership may have the effect of delaying, preventing or deterring a change of control of AGA, could deprive AGA's stockholders of an opportunity to receive a premium for their common stock as part of a sale of AGA and might ultimately affect the market price of AGA's common stock.

Some provisions of Delaware law and AGA's amended and restated certificate of incorporation and amended and restated bylaws may deter third parties from acquiring AGA.

        Provisions contained in AGA's amended and restated certificate of incorporation and amended and restated bylaws and the laws of Delaware, the state in which AGA is incorporated, could make it more difficult for a third party to acquire AGA, even if doing so might be beneficial to its stockholders. Provisions of AGA's amended and restated certificate of incorporation and amended and restated bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, AGA's amended and restated certificate of incorporation authorizes its board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by its stockholders. Thus, AGA's board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of AGA's common stock.

        These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of AGA. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing or to take other corporate actions that they desire.

AGA does not anticipate paying any cash dividends in the foreseeable future.

        AGA currently intends to retain its future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of AGA's business. AGA does not intend to pay any dividends to holders of its common stock even if permitted to do so under its senior secured credit facility. As a result, capital appreciation in the price of AGA's common stock, if any, will be its stockholders' only source of gain on an investment in its common stock.

        Even if AGA decides in the future to pay any dividends, AGA is a holding company with no independent operations of its own. As a result, AGA depends on its direct and indirect subsidiaries for cash to pay its obligations and make dividend payments. Deterioration in the financial conditions, earnings or cash flow of its subsidiaries for any reason could limit or impair the subsidiaries' ability to pay cash dividends or other distributions to AGA. In addition, AGA's ability to pay dividends in the future is dependent upon AGA's receipt of cash from its subsidiaries. Such subsidiaries may be restricted from sending cash to AGA by, among other things, existing law or certain provisions of its senior secured credit facility, the documents governing its future indebtedness that restrict its ability to pay dividends or otherwise distribute cash or other assets.

AGA's results of operations may fluctuate significantly from period to period and cause the market price of its common stock to decline.

        AGA has experienced significant fluctuations in its results of operations from period to period, and AGA cannot assure that it will not continue to do so in the future. Such fluctuations have occurred primarily due to non-recurring items. For example, AGA recorded for 2005 a $29.0 million charge related to its one-time payment in settlement of a patent infringement lawsuit and a $50.8 million charge related to in-process research and development that AGA determined would not reach technical feasibility or hold an alternative use. AGA's results of operations may fluctuate significantly in the future from period to period due to many factors, including current and potential patent infringement lawsuits and the timing of AGA's research and development expenditures, as well as the other factors described in this section. Any such fluctuation may cause the market price of AGA's common stock to decline.

AGA qualifies as a controlled company within the meaning of the NASDAQ listing rules and, as a result, relies and expects to continue to rely on exemptions from certain corporate governance requirements.

        AGA is a "controlled company" as set forth in Rules 5605 and 5615 of the NASDAQ listing rules, because more than 50% of AGA's voting power is held by a group formed by the WCAS Stockholders and the Gougeon Stockholders. Under the NASDAQ listing rules, a "controlled company" may elect not to comply with certain NASDAQ corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors and the requirement that director nominations and executive compensation must be approved by a majority of independent directors or a nominating or compensation committee, as applicable, comprised solely of independent directors. Accordingly, stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Risks Relating to the Combined Company

Uncertainties exist in integrating the business and operations of St. Jude Medical and AGA.

        There can be no assurance that St. Jude Medical will be able to successfully integrate AGA's operations with those of St. Jude Medical. There will be inherent challenges in integrating the companies' operations that could result in an interruption of, or a loss of momentum in, the activities of the combined companies and could adversely affect its results of operations. In addition, the overall integration of the two companies may result in unanticipated problems, delays, expenses, liabilities, competitive responses and loss of customer relationships, and may cause St. Jude Medical's stock price to decline. Issues that must be addressed in integrating the operations of the companies include, among other things:

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  conforming standards, controls, procedures and policies, business cultures and compensation structures between St. Jude Medical and AGA;

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  consolidating corporate and administrative infrastructures;

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  consolidating sales and marketing operations;

  •
  retaining existing customers and attracting new customers;

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  retaining key employees;

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  identifying and eliminating redundant and underperforming operations and assets;

  •
  minimizing the diversion of management's attention from ongoing business concerns;

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  compliance with AGA's DPA;

  •
  coordinating geographically dispersed organizations; and

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  managing tax costs or inefficiencies associated with integrating the operations of the combined company.

        In addition, even if the businesses and operations of St. Jude Medical and AGA are integrated successfully, the combined companies may not fully realize the expected benefits of the business combination, including sales or growth opportunities that were anticipated, within the anticipated timeframe, or at all. Further, because the businesses of St. Jude Medical and AGA differ, the results of operations of the combined companies and the market price of St. Jude Medical common stock after the business combination may be affected by factors different from those existing prior to the business combination and may suffer as a result of the business combination. Cross product sales, increased geographical sales coverage and other synergies may not occur or develop to the extent envisioned for the future. As a result, St. Jude Medical and AGA cannot assure you that the integration of the businesses and operations of St. Jude Medical and AGA will result in the realization of the full benefits anticipated from the business combination.

Failure to retain key employees could diminish the anticipated benefits of the Offer and the Merger.

        The success of the Offer and the Merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Employees and consultants may experience uncertainty about their future roles with St. Jude Medical and AGA until clear strategies are announced or executed. St. Jude Medical and AGA, while similar, do not have the same corporate cultures, and some employees or consultants may not want to work for the combined company. In addition, competitors may recruit employees during AGA's integration of St. Jude Medical, as is common in medical device mergers. If St. Jude Medical and AGA are unable to retain personnel that are critical to the successful integration and future operation of the companies, the combined company could face disruptions in its operations, loss of existing customers, key information, expertise or know-how, and unanticipated additional recruiting and training costs. In addition, the loss of key personnel could diminish the benefits of the Offer and the Merger actually achieved by the combined company.

The completion of the Offer and the Merger may cause customers or suppliers to terminate their relationships with the combined company.

        Certain customers or suppliers of St. Jude Medical may be uncertain about the combined company or may have prior experience with AGA that causes such customers or suppliers to be dissatisfied with AGA. Likewise, certain customers or suppliers of AGA may be uncertain about the combined company or may have prior experience with St. Jude Medical that causes such customer or supplier to be dissatisfied with St. Jude Medical. This uncertainty or dissatisfaction may cause such customers or suppliers to terminate their existing relationships with or seek to change their existing agreements with St. Jude Medical or AGA. These decisions could have an adverse affect on the business of the combined company.

ST. JUDE MEDICAL LEGAL PROCEEDINGS

Litigation

        Silzone® Litigation and Insurance Receivables:    St. Jude Medical has been sued in various jurisdictions beginning in March 2000 by some patients who received a heart valve product with Silzone® coating, which St. Jude Medical stopped selling in January 2000. Some of these claimants allege bodily injuries as a result of an explant or other complications, which they attribute to these products. Others, who have not had their Silzone-coated heart valve explanted, seek compensation for past and future costs of special monitoring they allege they need over and above the medical monitoring of all other replacement heart valve patients receive. Some of the lawsuits seeking the cost of monitoring have been initiated by patients who are asymptomatic and who have no apparent clinical injury to date. St. Jude Medical has vigorously defended against the claims that have been asserted and expects to continue to do so with respect to any remaining claims. While St. Jude Medical has a small number of individual Silzone cases in federal and state courts outstanding, St. Jude Medical's historical experience with similar cases and St. Jude Medical's expectations for these specific cases are that it will be able to resolve them at minimal, if any, cost to St. Jude Medical.

        St. Jude Medical has been able to successfully resolve class action matters in British Columbia and Quebec. As part of the British Columbia class action settlement, St. Jude Medical made a $2.1 million payment in March 2010. As part of the Quebec class action settlement, St. Jude Medical made a $5.7 million payment in April 2010. The Quebec class action settlement also resolved the claim raised by the Quebec Provincial health insurer seeking to recover the cost of insured services furnished or to be furnished to class members in the Quebec class action.

        St. Jude Medical has two outstanding class action cases in Ontario and one individual case in British Columbia by the Provincial health insurer. In Ontario, a class action case involving Silzone patients has been certified, and the trial began in February 2010. A second case seeking class action status in Ontario has been stayed pending resolution of the ongoing Ontario class action. The complaints in the Ontario cases request damages up to 2.0 billion Canadian Dollars (the equivalent of $1.9 billion at October 2, 2010). Based on St. Jude Medical's historical experience, the amount ultimately paid, if any, often does not bear any relationship to the amount claimed. The British Columbia Provincial health insurer has a lawsuit seeking to recover the cost of insured services furnished or to be furnished to class members in the British Columbia class action, and that lawsuit remains pending in the British Columbia court.

        St. Jude Medical has recorded an accrual for probable legal costs, settlements and judgments for Silzone related litigation. St. Jude Medical is not aware of any unasserted claims related to Silzone-coated products. For all Silzone legal costs incurred, St. Jude Medical records insurance receivables for the amounts that it expects to recover. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered by St. Jude Medical's product liability insurance policies or existing reserves could be material to St. Jude Medical's consolidated earnings, financial position and cash flows. The following table summarizes St. Jude Medical's Silzone legal accrual and related insurance receivable at October 2, 2010 and January 2, 2010 (in thousands):

	October 2, 2010	January 2, 2010
Silzone legal accrual	$23,133	$23,326
Silzone insurance receivable	$63,710	$42,538

        Part of St. Jude Medical's remaining product liability insurance for Silzone claims consists of a $50.0 million layer of insurance covered by American Insurance Company (AIC). In December 2007, AIC initiated a lawsuit in Minnesota Federal District Court seeking a court order declaring that it is not required to provide coverage for a portion of the Silzone litigation defense and indemnity expenses that St. Jude Medical may incur in the future. The insurance broker that assisted St. Jude Medical in procuring the insurance with AIC has also been added as a party to the case on St. Jude Medical's behalf. St. Jude Medical believes the claims of AIC are without merit and plans to vigorously defend against the claims AIC has asserted. In September 2010, the District Court issued a decision in favor of St. Jude Medical in response to a motion for partial summary judgment on AIC being required to provide payment of certain indemnity expenses. A second motion for partial summary judgment is scheduled to be heard by the District Court on October 29, 2010.

        Boston U.S. Attorney Investigation:    In October 2005, the U.S. Department of Justice (DOJ), acting through the U.S. Attorney's office in Boston, commenced an industry-wide investigation into whether the provision of payments and/or services by makers of ICDs and bradycardia pacemaker systems (pacemakers) to doctors or other persons constitutes improper inducements under the federal health care program anti-kickback law. As part of this investigation, St. Jude Medical has received three subpoenas from the government requesting documents regarding St. Jude Medical's practices related to ICDs, pacemakers, lead systems and related products marketed by St. Jude Medical's Cardiac Rhythm Management (CRM) operating segment. St. Jude Medical has cooperated with the investigation and has produced documents and witnesses as requested. In January 2010, the U.S. District Court for the District of Massachusetts unsealed a qui tam action (private individual bringing suit on behalf of the U.S. Government) filed by a former employee containing allegations relating to the issues covered by the subpoenas. Although in December 2009, the DOJ had declined to intervene in this qui tam suit, the DOJ filed a motion in August 2010 to intervene. The Court granted the DOJ's motion, without prejudice to St. Jude Medical, and also directed the DOJ to file its complaint by August 31, 2010. The DOJ has indicated that it intends only to pursue alleged claims related to four post-market studies conducted by St. Jude Medical primarily in 2004-2006. The Court also ruled that St. Jude Medical may file its objection to the August 2010 DOJ intervention and argue that the DOJ has not established good cause to intervene. The Court vacated the deadline for DOJ to file its complaint, and scheduled the case for a status hearing on November 29, 2010. It is not possible to predict the outcome of this matter at this time.

        Additionally, in December 2008, the U.S. Attorney's Office in Boston delivered a subpoena issued by the OIG requesting the production of documents relating to implantable cardiac rhythm device and pacemaker warranty claims. St. Jude Medical has cooperated with the investigation and has produced documents as requested.

        U.S. Department of Justice—Civil Investigative Demand:    In March 2010, St. Jude Medical received a Civil Investigative Demand (CID) from the Civil Division of the U.S. Department of Justice. The CID requests documents and sets forth interrogatories related to communications by and within St. Jude Medical on various indications for ICDs and a National Coverage Decision issued by Centers for Medicare and Medicaid Services. Similar requests were made of our major competitors. St. Jude Medical is cooperating with the investigation and is continuing to work with the U.S. Department of Justice in responding to the CID.

        Securities Class Action Litigation:    On March 18, 2010, a securities class action lawsuit was filed in federal district court in Minnesota against St. Jude Medical and certain officers on behalf of purchasers of St. Jude Medical common stock between April 22, 2009 and October 6, 2009. The lawsuit relates to St. Jude Medical's earnings announcements for the first, second and third quarters of 2009, as well as a preliminary earnings release dated October 6, 2009. The complaint, which seeks unspecified damages and other relief as well as attorneys' fees, alleges that St. Jude Medical failed to disclose that it was experiencing a slowdown in demand for its products and was not receiving anticipated orders for CRM devices. Class members allege that St. Jude Medical's failure to disclose the above information resulted in the class purchasing St. Jude Medical stock at an artificially inflated price. St. Jude Medical intends to vigorously defend against the claims asserted in this lawsuit.

        Derivative Litigation:    In September 2010, two derivative actions involving St. Jude Medical were filed in the United States District Court for the District of Minnesota. Derivative suits permit a shareholder to bring an action in the name of the corporation against the parties allegedly causing harm to the corporation. In both of these matters, the defendants consist of members (or a former member) of St. Jude Medical's board of directors as well as various officers and former officers of St. Jude Medical. No demand has been made to St. Jude Medical (or its board of directors). Rather, the plaintiffs are simply arguing that it would be futile for them to make such a demand and, accordingly, they ought to be allowed to represent the interests of the shareholders against St. Jude Medical and its board of directors. On October 15, 2010, the plaintiffs filed a motion before the Judicial Panel on MultiDistrict Litigation requesting that the two cases be transferred to the District of Massachusetts and consolidated with what they claim are related actions there. St. Jude Medical intends to oppose the transfer request and to vigorously defend against the claims asserted in these two derivative lawsuits.

        Putative Stockholder Class Action:    On October 29, 2010, a putative stockholder class action complaint was filed in Hennepin County District Court, Fourth Judicial District, State of Minnesota. The complaint, captioned Michael Rubin v. AGA Medical Holdings, Inc., et al., names as defendants the members of the AGA board of directors, as well as AGA, St. Jude Medical, Offeror, Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and The Franck L. Gougeon Revocable Trust. The plaintiff alleges that AGA's directors breached their fiduciary duties to AGA's stockholders. The complaint also alleges that AGA's purported controlling stockholders owed fiduciary duties to AGA's minority stockholders in connection with the transaction and breached such duties. The plaintiff further claims that St. Jude Medical and its subsidiaries aided and abetted the purported breaches of fiduciary duty. The complaint alleges, inter alia, that in approving the proposed transaction between AGA and St. Jude Medical, AGA board members accepted an inadequate price, failed to make full disclosure, and utilized unreasonable deal protection devices and that the AGA board members acted to put their personal interests ahead of the interests of AGA stockholders. The complaint seeks injunctive relief, including to enjoin the transaction, in addition to unspecified compensatory damages, attorneys' fees, other fees and costs and other relief. AGA believes the plaintiff's allegations lack merit.

        On October 28, 2010, a putative stockholder class action complaint was filed in the Delaware Court of Chancery. The complaint, captioned Jennifer Walling v. AGA Medical Holdings, Inc., et al., names as defendants the members of AGA's board of directors, as well as AGA, AGA, St. Jude Medical and Offeror. The plaintiff alleges that AGA's directors breached their fiduciary duties to AGA's stockholders and further alleges that AGA and St. Jude Medical aided and abetted the purported breaches of fiduciary duty. The complaint alleges, inter alia, that in approving the proposed transaction between AGA and St. Jude Medical, AGA board members accepted an inadequate price, failed to make full disclosure, and utilized unreasonable deal protection devices and that the AGA board members acted to put their personal interests ahead of the interests of AGA stockholders. The complaint seeks injunctive relief, including to enjoin the transaction, in addition to unspecified compensatory damages, attorneys' fees, other fees and costs and other relief. AGA believes the plaintiff's allegations lack merit.

Regulatory Matters

        The FDA inspected St. Jude Medical's manufacturing facility in Minnetonka, Minnesota at various times between December 8 and December 19, 2008. On December 19, 2008, the FDA issued a Form 483 identifying certain observed non-conformity with current Good Manufacturing Practice (cGMP) primarily related to the manufacture and assembly of the SafireTM ablation catheter with a 4 mm or 5 mm non-irrigated tip. Following the receipt of the Form 483, St. Jude Medical's AF division provided written responses to the FDA detailing proposed corrective actions and immediately initiated efforts to address the FDA's observations of non-conformity. St. Jude Medical subsequently received a warning letter dated April 17, 2009 from the FDA relating to these non-conformities with respect to this facility.

        The FDA inspected St. Jude Medical's Plano, Texas manufacturing facility at various times between March 5 and April 6, 2009. On April 6, 2009, the FDA issued a Form 483 identifying certain observed non-conformities with cGMP. Following the receipt of the Form 483, St. Jude Medical's Neuromodulation division provided written responses to the FDA detailing proposed corrective actions and immediately initiated efforts to address FDA's observations of nonconformity. St. Jude Medical subsequently received a warning letter dated June 26, 2009 from the FDA relating to these non-conformities with respect to its Neuromodulation division's Plano, Texas and Hackettstown, New Jersey facilities.

        With respect to each of these warning letters, the FDA notes that it will not grant requests for exportation certificates to foreign governments or approve pre-market approval applications for Class III devices to which the quality system regulation deviations are reasonably related until the violations have been corrected. St. Jude Medical is working cooperatively with the FDA to resolve all of its concerns.

        On April 23, 2010, the FDA issued a warning letter based upon a July 29, 2009 inspection of our Sunnyvale, California facility and a review of our website. The warning letter cites St. Jude Medical for its promotion and marketing of the Epicor™ LP Cardiac Ablation System and the Epicor UltraCinch LP Ablation Device based on certain statements made in St. Jude Medical's marketing materials. St. Jude Medical has worked diligently to address the points raised in the warning letter and believes it has addressed all of the FDA's concerns. The warning letter is not expected to have any material impact on St. Jude Medical's business.

        Customer orders have not been and are not expected to be impacted while St. Jude Medical works to resolve the FDA's concerns. St. Jude Medical is working diligently to respond timely and fully to the FDA's requests. While St. Jude Medical believes the issues raised by the FDA can be resolved without a material impact on St. Jude Medical's financial results, the FDA has recently been increasing its scrutiny of the medical device industry and raising the threshold for compliance. The government is expected to continue to scrutinize the industry closely with inspections, and possibly enforcement actions, by the FDA or other agencies. St. Jude Medical is regularly monitoring, assessing and improving its internal compliance systems and procedures to ensure that its activities are consistent with applicable laws, regulations and requirements, including those of the FDA.

THE TRANSACTION

General Description of the Offer

        St. Jude Medical is offering to exchange, as each holder of AGA common stock may elect, either:

  •
  cash in the amount of $20.80, without interest; or

  •
  a fraction of a share or number of shares of St. Jude Medical common stock having a value equal to $20.80 divided by the Average Trading Price;

for each outstanding share of AGA common stock validly tendered and not properly withdrawn, subject to the terms and conditions described in this prospectus/offer to exchange and the related letter of election and transmittal. AGA stockholders may elect to receive cash, St. Jude Medical common stock or a combination of cash and stock, for the aggregate of their shares of AGA common stock tendered in the Offer. The elected consideration to be exchanged for each validly tendered and not withdrawn share of AGA common stock consideration is subject to adjustment and proration in certain circumstances. For a discussion of these circumstances, see "—Elections and Proration." Stockholders that tender their shares of AGA common stock, but do not elect to receive cash or to receive St. Jude Medical common stock for their AGA common stock, will be treated as if they had made no election and the amount of cash and/or shares of St. Jude Medical common stock that they receive will be based on the amount of cash and/or St. Jude Medical common stock remaining after giving effect to the cash elections and stock elections.

        The expiration time and date of the Offer is 12:00 midnight (one minute after 11:59 P.M.), New York City time, on the evening of November 17, 2010, unless St. Jude Medical extends the period of time for which the Offer is open, in which case the term "expiration date" means the latest time and date on which the Offer, as so extended, expires.

        The exact fraction of a share or number of shares of St. Jude Medical common stock that constitutes the exchange rate will be determined on the second trading day preceding the final expiration date of the Offer by dividing $20.80 by the Average Trading Price of St. Jude Medical common stock on the NYSE for the ten trading days ending on and including the second trading day preceding the final expiration date.

        If, after completion of the Offer, as it may be extended, or any exercise by St. Jude Medical of the Top-Up Option, St. Jude Medical owns 90% or more of the outstanding shares of AGA common stock, the Merger can be accomplished without a vote of AGA stockholders. If, on the other hand, after completion of the Offer, as it may be extended, or any exercise by St. Jude Medical of the Top-Up Option, St. Jude Medical owns more than 50% but less than 90% of the outstanding shares of AGA common stock, a special meeting of AGA stockholders and the affirmative vote at such meeting of at least a majority of the shares of AGA common stock outstanding on the record date for such meeting will be needed to complete the Merger. Because St. Jude Medical will own a majority of the shares of AGA common stock outstanding on the record date for the special meeting, approval of the Merger by AGA stockholders will be assured.

        If you are the record owner of your shares of AGA common stock and you tender those shares directly to Wells Fargo Shareowner Services, the exchange agent, you will not incur any brokerage fees or commissions. If you own your shares of AGA common stock through a broker or other nominee, and your broker or other nominee tenders those shares on your behalf, your broker or other nominee may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply. St. Jude Medical is required to be responsible for any transfer taxes on the exchange of shares of AGA common stock pursuant to the Offer that are imposed on the acquiror of the shares of AGA common stock. You will be responsible for any transfer taxes that are imposed on the transferor.

        St. Jude Medical's obligation to deliver cash and shares of St. Jude Medical common stock in exchange for shares of AGA common stock pursuant to the Offer is subject to several conditions that must be satisfied or waived prior to the expiration of the Offer, including the minimum condition referred to below in the section entitled "The Merger Agreement—Conditions to the Offer" on page 117.

Purpose of the Offer

        St. Jude Medical is making the Offer in order to acquire all of the outstanding shares of AGA common stock. St. Jude Medical intends, as soon as practicable after completion of the Offer, to have its indirect wholly-owned subsidiary, Asteroid, the purchaser in the Offer, merge with and into AGA. The purpose of the Merger is to acquire all shares of AGA common stock not tendered and exchanged in connection with the Offer. In the Merger, each then outstanding share of AGA common stock, except for treasury shares, shares that St. Jude Medical or Asteroid holds for its own account and shares of AGA common stock for which appraisal rights have been properly exercised under Delaware law, will be converted into the right to receive either the Cash Consideration or the Stock Consideration. 50% of the shares of AGA common stock will be converted in the Merger into the right to receive the Cash Consideration and 50% will be converted into the right to receive the Stock Consideration, subject to adjustment in certain circumstances. For a discussion of these circumstances, see "The Merger Agreement—The Merger—Manner and Basis of Converting Shares of AGA Common Stock in the Merger" on page 106.

        If after completion of the Offer, either as a result of the Offer alone or in conjunction with the exercise the Top-Up Option, St. Jude Medical beneficially owns more than 90% of the outstanding shares of AGA, St. Jude Medical may effect the Merger without the approval of AGA stockholders, as permitted under Delaware law. If, on the other hand, St. Jude Medical beneficially owns more than 50%, but less than 90%, of the outstanding shares of AGA, a meeting of AGA stockholders and the affirmative vote of at least a majority of the shares of AGA common stock outstanding on the record date for such meeting will be needed to complete the Merger. Because, in that instance, St. Jude Medical would own a majority of the shares of AGA common stock outstanding on the record date, approval of the Merger by AGA stockholders will be assured. See "—Approval of the Merger" on page 75.

Top-Up Option

        Pursuant to the Merger Agreement, AGA has granted to Asteroid an irrevocable Top-Up Option to purchase newly-issued shares of AGA common stock in an amount up to the lowest number of shares of AGA common stock that, when added to the aggregate number of shares of AGA common stock owned by St. Jude Medical and Asteroid, will constitute one share of AGA common stock more than 90% of the total shares of AGA common stock outstanding. Subject to applicable legal and regulatory requirements, the Top-Up Option is exercisable by Asteroid if, following completion of the Offer, St. Jude Medical or Asteroid beneficially own at least 75% of the outstanding shares of AGA common stock. The consideration payable by Asteroid upon exercise of the Top-Up Option will have a value equal to the Cash Consideration, payable in cash to the extent of the par value of shares of AGA common stock so purchased, and, as to the balance for the shares of AGA common stock so purchased, payable in cash, shares of St. Jude Medical common stock (valued at the Average Trading Price), a promissory note, or a combination of the foregoing. The promissory note will bear interest at the prime rate and have a one-year maturity date, may be prepaid without premium or penalty, and shall provide that the unpaid principal and interest will become immediately due and payable if St. Jude Medical fails to make payment for 30 days or St. Jude Medical files or has filed against it any petition under bankruptcy or insolvency law. Any promissory note issued in connection with the Top-Up Option will remain an asset of the surviving corporation in the Merger and the second merger. If the

Top-Up Option is exercised, St. Jude Medical and Asteroid must undertake to consummate as promptly as practicable the Merger described below to acquire all remaining shares of AGA common stock not acquired in the Offer. The Top-Up Option terminates concurrently with any termination of the Merger Agreement.

Timing of the Offer

        The Offer commenced on October 20, 2010 and is currently scheduled to expire on November 17, 2010, pursuant to the Merger Agreement between St. Jude Medical and AGA, dated October 15, 2010. However, the Offer may be extended in certain circumstances as described below.

Extension; Termination and Amendment

        Subject to the terms of the Merger Agreement, the Offer:

  •
  shall be extended by St. Jude Medical (but not later than March 1, 2011) if any of the conditions to the Offer shall not have been satisfied or waived;

  •
  shall be extended by St. Jude Medical if and to the extent required by the SEC, NASDAQ, the NYSE or any other applicable law; and

  •
  may be extended once by St. Jude Medical (but not later than March 1, 2011) if all of the conditions to the Offer shall have been satisfied or waived, but less than 90% of the shares of AGA common stock on a fully diluted basis have been tendered in the Offer.

        During an extension, all shares of AGA common stock previously tendered and not properly withdrawn will remain subject to the Offer, subject to your right to withdraw your shares of AGA common stock. If the Offer has not been consummated by March 1, 2011, AGA or St. Jude Medical may terminate the Merger Agreement. See the section entitled "—Withdrawal Rights" on page 70 for more details.

        St. Jude Medical reserves the right to make any changes in the terms and conditions of the Offer by giving oral or written notice of the change to the exchange agent and by making a public announcement thereof. However, without the prior written consent of AGA, except pursuant to St. Jude Medical's matching right in the event of a competing offer, St. Jude Medical cannot make any changes that:

  •
  reduce the Cash Consideration or Stock Consideration;

  •
  change the form of consideration to be paid for shares of AGA common stock in the Offer (except to add consideration, pursuant to the proration or adjustment provisions in the Merger Agreement or pursuant to St. Jude Medical's matching right in the event of a competing offer);

  •
  decrease the number of shares of AGA common stock sought in the Offer;

  •
  waive or amend the minimum condition or the condition relating to the termination or expiration of the waiting period under the HSR Act or the effectiveness of the registration statement to which this prospectus/offer to exchange relates;

  •
  add to the conditions in the Offer or impose conditions to the Offer in addition to those set forth in the Merger Agreement;

  •
  extend the Offer except as required or permitted by the Merger Agreement;

  •
  make any other change to any of the terms and conditions to the Offer that is adverse to the holders of shares of AGA common stock; or

  •
  abandon or terminate the Offer except as provided for in the Merger Agreement.

        St. Jude Medical is required to follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, the announcement is required to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law, including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which, in the case of the Offer will require that any material change in the information published, sent or given to AGA stockholders in connection with the Offer be promptly sent to AGA stockholders in a manner reasonably designed to inform AGA stockholders of the change, and without limiting the manner in which St. Jude Medical may choose to make any public announcement, St. Jude Medical assumes no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release through PR Newswire.

        If St. Jude Medical makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, St. Jude Medical will extend the Offer to the extent required under the Exchange Act. If, prior to the expiration date and after obtaining AGA's prior written consent, St. Jude Medical changes the percentage of shares of AGA common stock being sought or the consideration offered to you, that change will apply to all stockholders whose shares of AGA common stock are accepted for exchange pursuant to the Offer. If at the time notice of that change is first published, sent or given to you, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that the notice is first so published, sent or given, St. Jude Medical is required to extend the Offer until the expiration of that ten business day period. For purposes of the Offer, a "business day" means any day other than a day on which the SEC is closed.

Designation of AGA's Directors after the Offer

        Upon the first acceptance of payment of shares of AGA common stock pursuant to the Offer, St. Jude Medical will be entitled to designate a majority of the directors on AGA's board of directors, the exact number to be determined in accordance with the terms of the Merger Agreement. As of this time, St. Jude Medical has not determined who will be its designees on the AGA board of directors. However, the designees will be selected from a list of potential designees comprised of officers of St. Jude Medical, which officers are set forth in Annex E. After St. Jude Medical's designees are elected to AGA's board prior to the completion of the Merger, the affirmative vote of a majority of the continuing directors will be required for AGA to, among other things, amend or terminate the Merger Agreement.

Elections and Prorations

        The cash elections and stock elections made by tendering AGA stockholders whose shares are accepted by St. Jude Medical in the Offer will be subject to adjustment and proration. Stockholders of AGA may make a cash election with respect to some of their shares of AGA common stock and a stock election with respect to others. If more than 50% of the total shares of AGA common stock validly tendered and accepted by St. Jude Medical in the Offer are represented by cash elections, AGA stockholders that have made a cash election, will receive their pro rata share of the available cash. If more than 50% of the total shares of AGA common stock validly tendered and accepted by St. Jude Medical in the Offer are represented by stock elections, AGA stockholders that have made made a stock election will receive their pro rata share of the available shares of St. Jude Medical common stock. The available St. Jude Medical common stock is subject to the limitation that the aggregate number of shares of St. Jude Medical common stock to be paid in the Offer and the Merger may not exceed 19.9% of the number of shares of St. Jude Medical common stock outstanding on date on which shares of AGA common stock are first accepted for payment under the Offer.

        AGA stockholders who do not make an election will be allocated whatever form of Offer consideration is remaining (or a proportionate share of each form of Offer consideration if neither is oversubscribed), after taking into account the preferences of the tendering stockholders who made valid elections, as follows. If 50% or more of the aggregate number of shares of AGA common stock tendered in the Offer have made a valid election to receive cash, AGA stockholders who do not make an election will be treated as though they had elected to receive St. Jude Medical common stock. If 50% or more of the aggregate number of shares of AGA common stock tendered in the Offer have made a valid election to receive shares of St. Jude Medical common stock, AGA stockholders who do not make an election will be treated as though they had elected to receive cash. If neither form of consideration is oversubscribed, AGA stockholders who do not make an election will each receive the remaining cash and shares of St. Jude Medical common stock after taking into account valid elections on a pro rata basis, such that after all shares of AGA common stock are exchanged, 50% of the aggregate shares of AGA common stock tendered in the Offer will have been exchanged for cash and 50% of the aggregate shares of AGA common stock tendered in the Offer will have been exchanged for shares of St. Jude Medical common stock.

        Holders of AGA common stock who do not exchange their shares in the Offer and whose shares are cancelled in the Merger will not have election rights, but instead, will receive the Cash Consideration for 50% of their shares of AGA common stock and the Stock Consideration for 50% of their shares of AGA common stock, subject to certain adjustments. The available St. Jude Medical common stock is subject to the limitation that the aggregate number of shares of St. Jude Medical common stock to be paid in the Offer and the Merger may not exceed 19.9% of the number of shares of St. Jude Medical common stock outstanding on the date on which shares of AGA common stock are first accepted for payment under the Offer. The available cash payable in the Merger is subject to adjustment whereby the aggregate Cash Consideration to be paid in the Merger would be decreased and the aggregate shares of St. Jude Medical common stock to be issued in the Merger would be increased, but not in excess of the limitation described in the preceding sentence, in order that the Offer, the Merger and the subsequent second merger may qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Exchange of Shares of AGA Common Stock; Delivery of Cash and Shares of St. Jude Medical Common Stock

        Upon the terms of, and subject to the conditions to, the Offer including, if the Offer is extended or amended, the terms and conditions of such extension or amendment, St. Jude Medical is required to accept for exchange, and to deliver cash and shares of St. Jude Medical common stock in exchange for shares of AGA common stock that are validly tendered and not properly withdrawn, promptly after the expiration date. In all cases, exchange of shares of AGA common stock tendered and accepted for exchange pursuant to the Offer will be made only after timely receipt by the exchange agent of:

  •
  certificates for the shares of AGA common stock or a confirmation of a book-entry transfer of the shares of AGA common stock in the exchange agent's account at The Depository Trust Company, which is referred to in this prospectus as "DTC;" and

  •
  a properly completed and duly executed letter of election and transmittal or a manually signed copy of that document, and any other required documents.

        For purposes of the Offer, St. Jude Medical will be deemed to have accepted for exchange shares of AGA common stock validly tendered and not properly withdrawn as, if and when St. Jude Medical notifies the exchange agent of its acceptance of the tenders of those shares of AGA common stock. The exchange agent is required to then deliver cash and shares of St. Jude Medical common stock in exchange for the shares of AGA common stock promptly after receipt of the notice referred to in the preceding sentence. The exchange agent will act as agent for St. Jude Medical for the purpose of receiving cash and shares of St. Jude Medical common stock and transmitting a certificate or certificates for St. Jude Medical common stock or cash, or a combination thereof, to AGA stockholders that have tendered their shares of AGA common stock in the Offer. You will not receive any interest on any cash that St. Jude Medical pays to you, even if there is a delay in making the exchange, and your consideration will be subject to applicable tax withholding.

        If St. Jude Medical does not accept any tendered shares of AGA common stock for exchange pursuant to the terms and conditions of the Offer for any reason, St. Jude Medical is required to return certificates for the unexchanged shares of AGA common stock to the tendering stockholder or, in the case of shares of AGA common stock tendered by book-entry transfer of unexchanged shares of AGA common stock into the exchange agent's account pursuant to the procedures described below in the section entitled "—Procedure for Tendering" on page 71, the shares of AGA common stock will be credited to an account maintained within DTC, as soon as practicable following expiration or termination of the Offer.

Treatment of Fractional Shares of St. Jude Medical Common Stock

        The fractional shares of St. Jude Medical common stock to which an AGA stockholder is entitled in the Offer or the Merger shall be aggregated with all other fractional shares of all other AGA stockholders in the Offer or Merger, as applicable. Those aggregated shares will be sold in the open market by the exchange agent, as agent for the AGA stockholders having an interest in those shares, and those AGA stockholders will be entitled to their proportional share of the cash proceeds, without interest, from that sale.

Withdrawal Rights

        Your tender of shares of AGA common stock pursuant to the Offer is irrevocable, except that shares of AGA common stock tendered pursuant to the Offer may be withdrawn at any time on or prior to the expiration date, and, unless St. Jude Medical previously accepted them for exchange pursuant to the Offer, may also be withdrawn at any time after December 19, 2010.

        For your withdrawal to be effective, the exchange agent must receive from you a written, telex or facsimile transmission notice of withdrawal at its address on the back cover of this prospectus/offer to exchange, and your notice must include your name, address, social security number, the certificate number(s) and the number of shares of AGA common stock to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered the shares of AGA common stock.

        A financial institution must guarantee all signatures on the notice of withdrawal unless the shares of AGA common stock have been tendered for the account of any eligible institution. Most banks, savings and loan associations and brokerage houses are able to provide these signature guarantees for you. The financial institution must be an "eligible institution," which means it is a participant in the Securities Transfer Agents Medallion Program. If shares of AGA common stock have been tendered pursuant to the procedures for book-entry tender discussed under the caption below entitled "—Procedure for Tendering," any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of AGA common stock and must otherwise comply with the DTC procedures. If certificates have been delivered to the exchange agent, the name of the registered stockholder and the serial numbers of the particular certificates evidencing the shares of AGA common stock withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates. St. Jude Medical will decide all questions regarding the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion, and St. Jude Medical's decision shall be final and binding.

        Neither St. Jude Medical, the exchange agent, Georgeson Inc. (the information agent), nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give proper notification. Any shares of AGA common stock properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, you may re-tender withdrawn shares of AGA common stock by following one of the procedures discussed below in the section entitled "—Procedure for Tendering" at any time on or prior to the expiration date.

Procedure for Tendering

        For you to validly tender shares of AGA common stock pursuant to the Offer, (a) the enclosed letter of election and transmittal, properly completed and duly executed or a manually executed copy of that document, along with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by the exchange agent at P.O. Box 3301, South Hackensack, NJ 07606-3301 (post office mailing address), or, to Attn: Corporate Actions Dept., 27th Floor, 480 Washington Boulevard, Jersey City, NJ 07310 (overnight/express mail/hand delivery), and certificates for tendered shares of AGA common stock must be received by the exchange agent at that address or the shares of AGA common stock must be tendered pursuant to the procedures for book-entry tender described below (and a confirmation of receipt of the tender received, which confirmation St. Jude Medical refers to below as a "book-entry confirmation"), in each case before the expiration date, or (b) you must comply with the guaranteed delivery procedures described below.

        The term "agent's message" means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of AGA common stock that are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of election and transmittal and that St. Jude Medical may enforce that agreement against the participant.

        The exchange agent is required to establish accounts with respect to the shares of AGA common stock at DTC for purposes of the Offer within three business days after October 20, 2010, and any financial institution that is a participant in DTC may make book-entry delivery of the shares of AGA common stock by causing DTC to transfer tendered shares of AGA common stock into the exchange agent's account in accordance with DTC's procedure for the transfer. However, although delivery of shares of AGA common stock may be effected through book-entry at DTC, the letter of election and transmittal (or a manually signed copy thereof), with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address on the back cover of this prospectus prior to the expiration date, or the guaranteed delivery procedures described below must be followed.

        Signatures on all letters of election and transmittal must be guaranteed by an eligible institution, except in cases in which shares of AGA common stock are tendered either by a registered holder of shares of AGA common stock who has not completed the box entitled "Special Issuance Instructions" on the letter of election and transmittal or for the account of an eligible institution. If the certificates for shares of AGA common stock are registered in the name of a person other than the person who signs the letter of election and transmittal, or if certificates for unexchanged shares of AGA common stock are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner St. Jude Medical has described above.

        The method of delivery of AGA stock certificates and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, St. Jude Medical recommends registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

        If you wish to tender shares of AGA common stock pursuant to the Offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date or cannot complete the procedure for book-entry transfer on a timely basis, your shares of AGA common stock may nevertheless be tendered, so long as all of the following conditions are satisfied:

  •
  you make your tender by or through an eligible institution;

  •
  the enclosed notice of guaranteed delivery, properly completed and duly executed, substantially in the form enclosed with this prospectus/offer to exchange, is received by the exchange agent as provided below on or prior to the expiration date; and

  •
  the certificates for all tendered shares of AGA common stock or a confirmation of a book-entry transfer of tendered securities into the exchange agent's account at DTC as described above, in proper form for transfer, together with a properly completed and duly executed letter of election and transmittal or a manually signed copy thereof, with any required signature guarantees (or, in the case of a book-entry transfer, an agent's message) and all other documents required by the letter of election and transmittal are received by the exchange agent within three NYSE trading days, after the date of execution of the notice of guaranteed delivery.

        You may deliver the notice of guaranteed delivery by hand or transmit it by facsimile transmission or mail to the exchange agent and you must include a signature guarantee by an eligible institution in the form provided in that notice. In all cases, St. Jude Medical is required to exchange shares of AGA common stock tendered and accepted for exchange pursuant to the Offer only after timely receipt by the exchange agent of certificates for shares of AGA common stock (or timely confirmation of a book-entry transfer of tendered securities into the exchange agent's account at DTC as described above), properly completed and duly executed letter(s) of election and transmittal or manually signed copy(s) thereof, or an agent's message in connection with a book-entry transfer, and any other required documents. If an AGA stockholder does not timely deliver any AGA shares that are the subject of a Notice of Guaranteed Delivery, then such shares will not be deemed validly tendered in the Offer and no cash or stock election will have been made with respect to such shares. Shares of AGA common stock delivered pursuant to a notice of guaranteed delivery will not be counted toward the minimum condition until the shares are actually delivered.

        By executing a letter of election and transmittal as described above, you irrevocably appoint St. Jude Medical's designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of AGA common stock tendered and accepted for exchange by St. Jude Medical and with respect to any and all other shares of AGA common stock and other securities (other than the shares of St. Jude Medical common stock) issued or issuable in respect of the shares of AGA common stock on or after October 13, 2010. That appointment is effective if and when, and only to the extent that, St. Jude Medical accepts the shares of AGA common stock for exchange pursuant to the Offer. All of these proxies shall be considered coupled with an interest in the tendered shares of AGA common stock and therefore shall not be revocable. Upon the effectiveness of the appointment, all prior proxies that you have given will be revoked, and you may not give any subsequent proxies (and, if given, they will not be deemed effective). St. Jude Medical's designees will, with respect to the shares of AGA common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of AGA stockholders or otherwise. St. Jude Medical reserves the right to require that, in order for shares of AGA common stock to be deemed validly tendered, immediately upon St. Jude Medical's exchange of the shares, St. Jude Medical must be able to exercise full voting rights with respect to the tendered shares of AGA common stock.

        St. Jude Medical will determine questions regarding the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of AGA common stock, in its sole discretion, and its determination shall be final and binding. St. Jude Medical reserves the absolute right to reject any and all tenders of shares of AGA common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. St. Jude Medical also reserves the absolute right to waive any defect or irregularity in the tender of any shares of AGA common stock. No tender of shares of AGA common stock will be deemed to have been validly made until all defects and irregularities in tenders of shares of AGA common stock have been cured or waived. Neither St. Jude Medical, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares of AGA common stock or will incur any liability for failure to give notification. St. Jude Medical's interpretation of the terms and conditions of the Offer (including the letter of election and transmittal and instructions thereto) will be final and binding.

        The tender of shares of AGA common stock pursuant to any of the procedures described above will constitute a binding agreement between St. Jude Medical and you upon the terms and subject to the conditions to the Offer.

        Procedure for Beneficial Owners to Tender.    If an AGA stockholder holds its shares in "street name" through a broker of other nominee, the AGA stockholder should ask its broker or other nominee to tender its shares or follow the instructions provided by the broker or other nominee with this prospectus/offer to exchange.

Conditions to the Offer

        Pursuant to the terms of the Merger Agreement, Asteroid is not required to accept for payment or, subject to any applicable rules of the SEC, to pay for any shares of AGA common stock tendered pursuant to the Offer, and may delay the acceptance for payment or payment of any shares of AGA common stock or terminate or amend the Offer if the following conditions are not met:

Minimum Condition

        Prior to the expiration date of the Offer, as it may be extended pursuant to the Merger Agreement, there must be validly tendered and not withdrawn (not including shares of AGA common stock subject to a notice of guaranteed delivery unless such shares have actually been delivered) prior to the expiration date of the Offer, a number of shares of AGA common stock, which, together with any shares of AGA common stock that St. Jude Medical, Asteroid or any other subsidiary of St. Jude Medical owns, which constitute at least a majority of the sum of:

  •
  the total number of shares of AGA common stock outstanding; and

  •
  the number of shares of AGA common stock issuable upon exercise or conversion of all outstanding rights and convertible securities.

        The minimum condition will be a majority of 53,784,711 shares of AGA common stock, which is equal to the sum of the total number of outstanding shares of AGA common stock and the total number of shares of AGA common stock issuable upon the exercise of all outstanding Options and RSUs to purchase AGA common stock and employee stock purchase plan rights. Other than the Options, RSUs and employee stock purchase plan rights, there are no rights or other securities convertible into or exercisable for shares of AGA common stock outstanding. As a result, there must be validly tendered and not withdrawn 26,892,357 shares of AGA common stock in the Offer to satisfy the minimum condition. Assuming that the stockholders of AGA who have entered into the tender and voting agreement tender or cause to be tendered all of the shares they beneficially owned as of October 13, 2010, no additional shares of AGA common stock must be tendered in the Offer to satisfy the minimum condition unless there is a tender and voting agreement release. If there is a tender and voting agreement release, an additional 10,756,944 shares of AGA common stock, representing approximately 20.0% of the sum of outstanding shares and shares issuable upon exercise of Options, RSUs and employee stock purchase plan rights, or 21.4% of the outstanding shares of AGA common stock (excluding shares issuable upon exercise of Options, RSUs and employee stock purchase plan rights) as of October 13, 2010, must be tendered into the Offer to satisfy the minimum condition.

Other Conditions

        The Offer is also subject to conditions that must be satisfied or waived by Asteroid prior to the expiration of the Offer, including the following:

  •
  the expiration or termination of the applicable waiting period under the HSR Act, and under applicable foreign antitrust laws;

  •
  the registration statement, of which this prospectus/offer to exchange is a part, having been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement having been issued by the SEC;

  •
  the shares of common stock of St. Jude Medical to be issued in the Offer having been approved for listing on the NYSE;

  •
  AGA having received written letters of resignation from the current members of its board of directors, other than three independent directors, and each subsidiary;

  •
  AGA having not breached or failed to comply in any material respect with any of its obligations, covenants or agreements in the Merger Agreement;

  •
  the representations and warranties of AGA contained in the Merger Agreement having been true and correct as of the date of the Merger Agreement and as of the time for acceptance and payment of the shares (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), subject to applicable materiality qualifications;

  •
  the Merger Agreement not having been terminated in accordance with its terms, or amended in accordance with its terms to provide for such termination;

  •
  no event having occurred that has had or would reasonably be expected to have a material adverse effect on AGA; and

  •
  there not having been any action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding pending by any governmental entity, or any federal, state, local or foreign law (including common law, FDA laws, and foreign drug laws), statute, ordinance, rule, code, regulation, injunction, judgment, order, decree or other legally enforceable requirement enacted, entered, or promulgated by a governmental entity that seeks to:

  •
  make illegal or otherwise prohibit the consummation of the Offer or the Merger;

  •
  impose material limitations on St. Jude Medical's ability to acquire, hold or effectively exercise full rights of ownership of the shares of AGA common stock, including the right to vote the shares of AGA common stock purchased or owned by St. Jude Medical;

  •
  prohibit or limit the ownership, operation or control by AGA, St. Jude Medical or any of their respective subsidiaries of any material portion of the business or assets of AGA, St. Jude Medical or any of their respective subsidiaries which would be material in the context of either the value of AGA and its subsidiaries, taken as whole, to St. Jude Medical upon consummation of the Offer and Merger, or to St. Jude Medical and its subsidiaries, taken as a whole; or

    •
    compel AGA, St. Jude Medical or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of AGA, St. Jude Medical or any of their respective subsidiaries which would be material in the context of either the value of AGA and its subsidiaries, taken as whole, to St. Jude Medical upon consummation of the Offer and Merger, or to St. Jude Medical and its subsidiaries, taken as a whole.

If any one of the above conditions is not met, including the minimum condition, then St. Jude Medical is not required to accept for payment or, subject to any applicable rules of the SEC, to pay for any shares of AGA common stock tendered pursuant to the Offer. St. Jude Medical and Asteroid, however, have reserved the absolute right, in their sole discretion, subject to terms of the Merger Agreement, to waive, in whole or in part, any of the conditions to the Offer, or to modify the terms or conditions of the Offer consistent with the terms of the Merger Agreement, except that, without the prior written consent of AGA, neither St. Jude Medical or Asteroid may (except, in certain circumstances, in connection with its matching rights in the event of a competing offer), (i) reduce the Cash Consideration or Stock Consideration, (ii) except pursuant to the Merger Agreement, change the form of consideration payable in the Offer, (iii) reduce the number of shares to be purchased by Asteroid in the Offer, (iv) waive or amend the minimum condition or the requirement that the waiting period under the HSR Act be expired or terminated or that the registration statement to which this prospectus/offer to exchange relates be effective and not subject to a stop order by the SEC, (v) add to the conditions to the Offer or impose any other conditions to the Offer, (vi) extend the expiration date of the Offer except as required by the Merger Agreement, (vii) otherwise amend, modify, or supplement any condition to the Offer or any term of the Offer in a manner adverse to the holders of the shares of AGA common stock, or (viii) abandon or terminate the Offer except as provided for in the Merger Agreement. See "The Transaction—Extension; Termination and Amendment."

Approval of the Merger

        If, after completion of the Offer, as it may be extended, or any exercise by Asteroid of the Top-Up Option, St. Jude Medical owns 90% or more of the outstanding shares of AGA common stock, the Merger can be accomplished without a vote of AGA stockholders. If, on the other hand, after completion of the Offer, as it may be extended, or any such exercise by St. Jude Medical of the Top-Up Option, St. Jude Medical owns more than 50% but less than 90% of the outstanding shares of AGA common stock, a special meeting of AGA stockholders and the affirmative vote at such meeting of at least a majority of the shares of AGA common stock outstanding on the record date for such meeting will be needed to complete the Merger. Because St. Jude Medical will own a majority of the shares of AGA common stock outstanding on the record date for the special meeting, approval of the Merger by AGA stockholders will be assured.

Interests of Certain Persons

  Interests of AGA's Executive Officers

        AGA's executive officers are as follows:

Name	Position
John R. Barr	President and Chief Executive Officer
Brigid A. Makes	Sr. Vice President and Chief Financial Officer
Ronald E. Lund	Sr. Vice President, General Counsel and Secretary

        Each of the aforementioned executive officers (collectively, the "Executive Officers") will benefit from the following arrangements with AGA in connection with the transactions contemplated by the

Merger Agreement. In addition, AGA's President and Chief Executive Officer, John R. Barr, has agreed to join St. Jude Medical or an affiliate after completion of the Merger.

  Employment Agreements

        AGA has entered into employment agreements with all of its Executive Officers (collectively, as amended, the "Employment Agreements"), and, other than with respect to Mr. Lund, the terms of employment are specified in offer letters extended to the Executive Officers prior to their commencement of employment. Mr. Lund entered into a consulting agreement with AGA during 2007, which set forth the terms of his engagement as an independent contractor in the role of General Counsel. In July 2008, AGA terminated his consulting agreement and entered into an employment agreement with him. Pursuant to the Employment Agreements, each Executive Officer receives a minimum base salary and certain other benefits, such as the ability to participate in AGA's employee benefit plans, including bonus programs as applicable. The Employment Agreements also provide for certain service benefits in the event of termination or change in control. Set forth below is a summary of such payments and benefits.

  Termination Without Cause Payments

Mr. Barr's Employment Agreement

        If AGA terminates Mr. Barr without cause (as defined in the Employment Agreement), AGA will pay Mr. Barr:

  •
  his base salary at the rate in effect on the termination date for another 18 months; and

  •
  a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date.

        In addition, if AGA terminates Mr. Barr without cause, Mr. Barr's stock Options that were vested at the time of termination will remain exercisable for a period of 90 days following termination after which time such stock Options will be forfeited. AGA also has an understanding that if it terminates Mr. Barr without cause, AGA would pay him a bonus for that calendar year in which the termination occurs.

Ms. Makes' Employment Agreement

        If AGA terminates Ms. Makes without cause (as defined in the Employment Agreement), AGA will pay Ms. Makes:

  •
  her base salary at the rate in effect on the termination date for another 12 months;

  •
  a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date; and

  •
  a bonus for the calendar year in which the termination date occurs on a pro-rata basis through the termination date to be determined in the sole discretion of AGA's board of directors; provided, however, that this bonus will not be less than 37.5% nor more than 50% of Ms. Makes' base salary through the termination date.

        In addition, if AGA terminates Ms. Makes without cause, Ms. Makes' stock Options that were vested at the time of termination will remain exercisable for a period of 90 days following termination after which time such stock Options will be forfeited.

Mr. Lund's Employment Agreement

        If AGA terminates Mr. Lund without cause (as defined in the Employment Agreement), AGA will pay Mr. Lund:

  •
  his base salary at the rate in effect on the termination date for another 12 months; and

  •
  a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date.

        In addition, if AGA terminates Mr. Lund without cause, a fraction of Mr. Lund's unvested stock Options will automatically vest and, along with his other vested Options, will remain exercisable for a period of 90 days following termination after which time such Options will be forfeited. AGA also has an understanding that if it terminates Mr. Lund without cause, AGA would pay him a bonus for that calendar year in which the termination occurs.

  Change of Control Payments

        Upon a change of control, which the Merger will be, each of the Executive Officers' stock Options will automatically vest, provided that each respective Executive Officer is still employed by AGA at the time of the change of control.

  Treatment of Equity Awards

        The Merger Agreement provides that each Option with respect to the shares that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will be canceled and, in exchange therefor, the surviving corporation will pay to each person who was holding such canceled Option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Cash Consideration over the exercise price per share of such Option and (ii) the number of shares subject to such Option. However, if the exercise price per share under any Option is equal to or greater than the Cash Consideration, then such Option will be canceled without any cash payment being made in respect thereof.

        Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, all unvested RSUs will vest and the holders thereof will receive the Cash Consideration with respect to each such vested RSU as soon as practicable following the effective time of the Merger. In addition, each employee participant in the AGA employee stock purchase plan will receive a cash payment equal to the product of the excess of the Cash Consideration over the per share purchase price, multiplied by the number of whole shares that such employee was entitled to purchase under the terms of the employee stock plan.

  Annual Cash Incentive Payments

        Pursuant to the terms of his or her initial Employment Agreement, each Executive Officer is eligible for a target annual cash incentive payment of an amount up to 50% of that Executive Officer's annual base salary. However, to reward exceptional performance, AGA's compensation committee may, in its discretion, increase the actual payment above the target percentage. In March 2009, AGA's compensation committee approved an increase in the target bonus for Mr. Barr from 50% to 75%. In February 2010, AGA's compensation committee approved an increase in the target bonus of Mr. Barr from 75% to 100%.

        For 2010, 80% of performance is tied to the achievement of AGA's sales and EBITDA targets. Both sales and adjusted EBITDA are weighted 40% each. The remaining 20% of performance is measured against achievement of the Corporate Top Five Objectives for 2010. These include the following:

  •
  achieving enrollment targets in AGA's AMPLATZER PFO Occluder clinical trials;

  •
  receiving conditional approval and full approval of AGA's AMPLATZER Cardiac Plug clinical trial, and achieving certain enrollment targets;

  •
  defining and implementing a worldwide strategy for AGA's vascular business and achieving certain sales and growth targets;

  •
  assessing methods to streamline the development and regulatory processes; and

  •
  achieving certain R&D milestones for key programs.

The treatment of Executive Officer bonuses following the Merger will be subject to the discretion of the surviving corporation.

  Quantitative Summary

        The table below sets forth, as of October 15, 2010, the day AGA entered into the Merger Agreement, the amounts payable to each of the Executive Officers if the Executive Officers (1) tendered all of the shares that the Executive Officers own for the Cash Consideration (assuming no exercise of outstanding Options), (2) received remuneration for the cash-out of RSUs at the time of the Merger, (3) received remuneration for the cash-out of stock Options at the time of the Merger, and (4) were terminated without cause in connection with the Merger. The amounts shown below assume the Cash Consideration of $20.80 per share.

			Accelerated vesting of restricted stock units		Cash-out of stock options
	Tendered shares
							Change in control or severance payment(1)
Current Executive Officers	Number of shares owned	Value of shares owned	Number of restricted stock units	Value of restricted stock units	Number of stock options	Value of stock options		Total
John R. Barr	560	$11,648	0	—	919,980	$10,568,727	$1,046,978	$11,627,353
Brigid A. Makes	300	$6,240	0	—	307,692	$4,199,995	$466,030	$4,672,265
Ronald E. Lund	31,406	$653,245	21,000	$436,800	125,874	$593,286	$598,314	$2,281,645

(1)
Reflects the estimated value as of October 15, 2010, of severance payments due upon termination to which each Executive Officer may be entitled under the terms of his or her applicable Employment Agreement

  Interests of Non-Employee Directors

        The non-employee directors of the AGA board of directors are as follows:

Name	Position
Tommy G. Thompson	Chairman
Darrell J. Tamosuinas	Director
Jack P. Helms	Director
Terry Allison Rappuhn	Director
Sean M. Traynor	Director
Daniel A. Pelak	Director
Franck L. Gougeon	Director
Paul B. Queally	Director

  Treatment of Equity Awards

        Any stock Options held by the non-employee directors will be treated in accordance with the Merger Agreement. The Merger Agreement provides that each stock Option with respect to the shares that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will be canceled and, in exchange therefor, the surviving corporation will pay to each person who was holding such canceled Option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Cash Consideration over the exercise price per share of such stock Option and (ii) the number of shares subject to such Option. However, if the exercise price per share under any such Option is equal to or greater than the Cash Consideration, then such Option will be canceled without any cash payment being made in respect thereof.

        No director holds any RSUs.

  Quantitative Summary

        The table below sets forth, as of October 15, 2010, the day AGA entered into the Merger Agreement, the amounts payable to each of the non-employee directors if the directors (1) tendered all of the shares that the directors own for the Cash Consideration, and (2) received remuneration for the cash-out of stock Options at the time of the Merger. The amounts shown below assume the Cash Consideration of $20.80 per share.

	Tendered Shares				Cash-Out of Stock options
Non-Employee Directors	Number of shares owned		Value of shares owned		Number of stock options	Value of stock options	Total
Tommy G. Thompson	1,000	(1)	$20,800		421,012	$5,686,970	$5,707,770
Darrell J. Tamosuinas	3,500		$72,800		13,985	$134,359	$207,159
Jack P. Helms	0		-		6,293	$45,058	$45,058
Terry Allison Rappuhn	3,850		$80,080		13,985	$134,359	$214,439
Sean M. Traynor	22,754,088	(2)	$473,285,030	(5)	13,985	$55,634	$473,340,664	(6)
Daniel A. Pelak	0		-		13,985	$134,359	$134,359
Franck L. Gougeon	10,084,322	(3)	$209,753,898		13,985	$15,943	$209,769,841
Paul B. Queally	22,854,999	(4)	$475,383,979	(5)	13,985	$55,634	$475,439,613	(6)

(1)
Shares held by Mr. Thompson's spouse.

(2)
Includes (A) 21,513,988 shares of common stock held by Welsh Carson over which it has sole voting and investment power, (B) 1,210,197 shares of common stock held by WCAS Capital Partners IV, L.P., over which it has sole voting and investment power. In addition, 29,903 shares are held by Mr. Traynor directly. Mr. Traynor disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him. The address for Mr. Traynor is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. Mr. Traynor disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him.

(3)
Includes 932,883 shares of AGA common stock owned by Gougeon Shares, LLC, a Minnesota limited liability company, ("Gougeon Shares, LLC") and 9,151,439 owned by the Franck L. Gougeon Revocable Trust (the "Franck L. Gougeon Revocable Trust"), according to a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010 by Franck L. Gougeon, a Minnesota resident, Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust. Franck L. Gougeon is deemed to beneficially own the common stock held by Gougeon

  Shares, LLC and Franck L. Gougeon Revocable Trust solely through his ownership and/or control of Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust.

(4)
Includes (A) 21,513,988 shares of common stock held by Welsh, Carson, Anderson & Stowe IX, L.P. over which it has sole voting and investment power, and (B) 1,210,197 shares of common stock held by WCAS Capital Partners IV, L.P. over which it has sole voting and investment power. In addition, 130,814 shares of common stock are held by Mr. Queally, P. Brian Queally Jr. Educational Trust U/ADTD 6/11/98, Erin F. Queally Educational Trust U/ADTD 6/11/98, and Sean P. Queally Educational Trust U/ADTD 6/11/98. The trusts were established for the benefit of Mr. Queally's children for which, in each case, Mr. Queally acts as a trustee and has voting and investment power over such shares. The address for Mr. Queally is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. Mr. Queally disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him.

(5)
Of such total value of shares owned, the following amount reflects the total value for the shares held by Welsh Carson and not by such director individually: $472,663,048.

(6)
Of such total payout, the following amount reflects the amount payable for the shares held by Welsh Carson and not by such director individually: $472,663,048.

Certain Legal Matters; Regulatory Approval

        Under the HSR Act, the Merger may not be consummated unless certain filings have been submitted to the Federal Trade Commission and the Antitrust Division, and certain waiting period requirements have been satisfied. St. Jude Medical and AGA have filed notification and report forms under the HSR Act with the FTC and with the Antitrust Division. St. Jude Medical and AGA will also make such foreign antitrust filings as they determine are necessary.

        Notwithstanding the termination of the waiting period under the HSR Act, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary in the public interest. In addition, certain private parties as well as state attorneys generals and other antitrust authorities could challenge the transaction under antitrust laws in certain circumstances. Foreign antitrust authorities could also take action under their antitrust laws.

Certain Relationships with AGA

Relationships between AGA and St. Jude Medical

        As of the date of the Offer, St. Jude Medical does not own any shares of AGA. Neither St. Jude Medical nor Asteroid have effected any transaction in securities of AGA in the past 60 days. To the best of St. Jude Medical's and Asteroid's knowledge, after reasonable inquiry, none of persons listed on Annex E of this prospectus/offer to exchange, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of AGA or has effected any transaction in securities of AGA during the past 60 days.

        Except for the Merger Agreement, tender and voting agreement or as otherwise described in this prospectus/offer to exchange, neither St. Jude Medical nor, to the best of St. Jude Medical's knowledge, any of its directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of AGA, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as described in this prospectus/offer to exchange and in AGA's Solicitation/Recommendation Statement on Schedule 14D-9, there have been no contacts, negotiations or transactions between St. Jude Medical or, to the best of St. Jude Medical's knowledge, any of its directors, executive officers or other affiliates on the one hand, and AGA or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Neither St. Jude Medical nor, to the best of St. Jude Medical's knowledge, any of its directors, executive officers or other affiliates has had any transaction with AGA or any of its officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the exchange offer.

Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

        Possible Effects of the Offer on the Market for the Shares.    If the Merger is consummated, stockholders not tendering their AGA shares in the Offer (other than those properly exercising their appraisal rights under the DGCL) will receive the Cash Consideration or the Stock Consideration. Therefore, if the Merger takes place, (other than stockholders who properly exercise appraisal rights under Delaware law) the only difference between tendering and not tendering AGA shares in the Offer is that tendering stockholders will receive their consideration earlier and tendering stockholders will have an opportunity to make a cash election or a stock election, whereas stockholders exchanging in the Merger will receive a fixed amount of Cash Consideration and Stock Consideration subject to adjustment pursuant to the Merger Agreement. If, however, the Merger does not take place and the Offer is consummated, the number of stockholders and the number of shares of AGA common stock that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for AGA shares held by stockholders other than St. Jude Medical. St. Jude Medical cannot predict whether the reduction in the number of AGA shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the AGA shares or whether the reduction would cause future market prices to be greater or less than the Cash Consideration or Stock Consideration.

        NASDAQ Listing.    Depending upon the number of AGA shares purchased pursuant to the Offer, the AGA shares may no longer meet the requirements for continued listing on the NASDAQ Global Select Market. The NASDAQ listing rules establish certain criteria that, if not met, could lead to the delisting of the Shares from the NASDAQ Global Select Market. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of AGA shares of common stock pursuant to the Offer or otherwise, the AGA shares no longer meet the requirements of the NASDAQ listing rules for continued listing and the listing of the AGA shares is discontinued, the market for the AGA shares could be adversely affected. As of October 13, 2010, there were 50,268,924 shares of AGA common stock outstanding.

        If the NASDAQ Global Select Market were to delist the AGA shares of common stock, it is possible that the AGA shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such AGA shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the AGA shares of common stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

        After the acceptance of AGA shares of common stock for payment in the Offer, AGA will continue to elect "controlled company" status pursuant to Listing Rule 5615(c) of the NASDAQ rules, which means that AGA would continue to be exempt from the requirements that its board of directors be comprised of a majority of "independent directors" and the related rules covering the independence of directors serving on the committees (other than the audit committee) of AGA's board of directors.

The controlled company exemption does not modify the independence requirements for AGA's audit committee.

        St. Jude Medical intends to seek or cause AGA to apply for delisting of AGA's common stock from NASDAQ as soon as possible after consummation of the Merger, if the requirements for delisting are met.

        Exchange Act Registration.    The AGA shares of common stock are currently registered under the Exchange Act. The purchase of the AGA shares pursuant to the Offer may result in the shares becoming eligible for deregistration under the Exchange Act. Registration of the AGA shares may be terminated upon application to the SEC if the outstanding shares are not listed on a "national securities exchange" and if there are fewer than 300 holders of record of shares of AGA common stock. St. Jude Medical intends to seek to cause AGA to apply for termination of registration of the AGA shares as soon as possible after consummation of the Offer, if the requirements for termination of registration are met.

        Termination of registration of the AGA shares of common stock under the Exchange Act would reduce the information required to be furnished by AGA to its stockholders and to the SEC, and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders' meetings or actions in lieu of a stockholders' meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable. In addition, if the AGA shares of common stock are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to "going private" transactions would no longer be applicable, and the ability of "affiliates" of AGA and persons holding "restricted securities" of AGA to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the AGA shares under the Exchange Act were terminated, the shares would no longer be eligible for continued inclusion on the Federal Reserve Board's list of "margin securities" or eligible for stock exchange listing or reporting on NASDAQ. St. Jude Medical intends to seek to cause AGA to apply for termination of registration of the AGA shares as soon as possible after consummation of the Offer, if the requirements for termination of registration are met.

        Margin Regulations.    The AGA shares of common stock are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using the AGA shares as collateral. Depending upon factors similar to those described above regarding market quotations, the AGA shares might no longer constitute "margin securities" for the purposes of the margin regulations, in which event the shares would be ineligible as collateral for margin loans made by brokers.

Background of the Transaction

        The following chronology summarizes the key meetings, conversations and events that led to the signing of the Merger Agreement. This chronology covers only key events leading up to the Merger Agreement and does not purport to catalogue every communication between representatives of St. Jude Medical and AGA.

        From time to time, St. Jude Medical has, with its financial and legal advisors, reviewed and evaluated strategic opportunities and alternatives with a view to enhancing shareholder value. Once in 2007 and once in 2008, John Heinmiller, Executive Vice President and Chief Financial Officer of St. Jude Medical met with Sean Traynor, a partner at Welsh Carson and a director of AGA and discussed in general terms information regarding St. Jude Medical and AGA, respectively, and St. Jude Medical's interest in learning more about AGA. None of the above discussions resulted in any negotiations or any proposal with respect to acquiring AGA.

        On May 10, 2010, Mr. Heinmiller arranged a meeting in New York with Mr. Traynor. In that meeting, Mr. Heinmiller expressed an interest in discussing a potential business combination between St. Jude Medical and AGA.

        On June 2, 2010, Messrs. Barr and Traynor met with Dan Starks, the Chairman, President and Chief Executive Officer of St. Jude Medical, and Mr. Heinmiller at St. Jude Medical's offices. They agreed to discuss and review only publicly-available information, and the parties did not execute a confidentiality agreement in advance of the meeting. The AGA representatives provided corporate highlights and a product overview, including the product pipeline and recent financial performance. The St. Jude Medical executives expressed an interest in continuing the discussions. Messrs. Barr and Traynor indicated that in their view AGA's pipeline and research and development programs could have significant potential value in addition to its current profitable core business. They also indicated that AGA was not currently seeking a sale, but if a transaction were to be contemplated, they believed it would be important to have part of the consideration be in the form of acquirer's stock so as to allow AGA stockholders the opportunity to benefit from the accomplishment of key clinical and development milestones of AGA in the future as they become reflected in a potential acquirer's share price.

        On July 9, 2010, St. Jude Medical and AGA entered into a confidentiality agreement, which included a standstill agreement, to cover any future discussions and sharing of non-public information.

        On July 13, 2010, at the request of AGA, Mr. Traynor provided AGA's financial model, including projections over five years, to BofA Merrill Lynch, St. Jude Medical's financial advisor. Later that week, Mr. Traynor discussed those projections with Mr. Heinmiller and his views with respect to AGA's general prospects.

        On July 23, 2010, a representative of BofA Merrill Lynch, on behalf of St. Jude Medical, communicated to Mr. Traynor an oral proposal of $20.00 for each share of AGA common stock. The BofA Merrill Lynch representative indicated that St. Jude Medical was flexible in the proposed form of consideration and could pay the full purchase price in stock or in cash.

        On July 27, 2010, Welsh Carson informed BofA Merrill Lynch that AGA would be retaining a financial advisor.

        On a call on August 25, 2010, Piper Jaffray conveyed to BofA Merrill Lynch that AGA rejected St. Jude Medical's proposal of $20.00 per share. Piper Jaffray, on behalf of AGA board of directors, invited St. Jude Medical to a meeting with AGA senior management to provide St. Jude Medical with the opportunity to learn more about AGA if St. Jude Medical had an interest in potentially increasing its proposal. BofA Merrill Lynch indicated St. Jude Medical viewed their proposal as "full" but that St. Jude Medical might be willing to consider new information.

        On September 7, 2010, management teams from AGA and St. Jude Medical held a meeting in Minneapolis, Minnesota. AGA's management provided St. Jude Medical's management with an update on AGA's business, including substantial information about its pipeline product opportunities.

        From September 8, 2010 through September 13, 2010, AGA management and Piper Jaffray responded to follow-up questions and requests for information from St. Jude Medical.

        On September 9, 2010, representatives of Piper Jaffray initiated a discussion by telephone among Mr. Lund and representatives of Fredrikson & Byron LLP, AGA's outside legal counsel with Kashif Rashid, Associate General Counsel of St. Jude Medical, and representatives of BofA Merrill Lynch and Gibson, Dunn & Crutcher LLP, St. Jude Medical's outside legal counsel, regarding certain legal and tax aspects of sale structures involving cash, St. Jude Medical common stock or a combination of cash and stock. There was no discussion of any update in St. Jude Medical's prior proposal.

        On September 10, 2010, representatives of Piper Jaffray expressed to representatives of BofA Merrill Lynch AGA's preference for consideration consisting of 50% cash and 50% stock basis for any potential transaction.

        On September 15, 2010, BofA Merrill Lynch conveyed St. Jude Medical's feedback to Piper Jaffray following St. Jude Medical's consideration of the information provided by AGA at the parties' September 7 meeting. According to BofA Merrill Lynch, St. Jude Medical considered the meeting of September 7, 2010 to have been informative and instructive and confirmed St. Jude Medical's positive views of AGA. BofA Merrill Lynch indicated that St. Jude Medical was not willing to increase the price of its proposal, reiterated the initial proposal price of $20.00 per share and characterized the proposal as a full price from St. Jude Medical's perspective. St. Jude Medical proposed a transaction structure with 50% of the total consideration consisting of St. Jude Medical common stock and 50% consisting of cash, each AGA stockholder being able to elect stock, cash or a combination (subject to proration), and the St. Jude Medical common stock used as consideration being valued at a 20 day volume weighted average daily closing price. St. Jude Medical's proposal was again predicated on AGA negotiating exclusively with St. Jude Medical for a specified period of time (referred to below as "exclusivity").

        On September 15, 2010, St. Jude Medical submitted a non-binding written indication of interest to purchase all the outstanding shares of AGA at a stock price consistent with the September 15 discussion ($20.00 per share) payable 50% in St. Jude Medical common stock and 50% in cash, with St. Jude Medical common stock valued at the 20-day volume weighted average of daily closing prices described above. The indication of interest required exclusive negotiations with St. Jude Medical, a 4% termination fee, matching rights for other proposals, and tender and voting agreements from all holders of more than 15% of the outstanding shares of AGA common stock.

        Later on September 15, 2010, Piper Jaffray expressed to BofA Merrill Lynch that the board of directors of AGA was disappointed that St. Jude Medical had not offered a higher price per share of AGA following the management meeting in Minneapolis, Minnesota on September 7, 2010. At this time, BofA Merrill Lynch also answered Piper Jaffray's questions regarding the structure and mechanics of a potential transaction. Piper Jaffray noted that it was to meet telephonically with the board of directors of AGA to discuss the potential transaction.

        On September 19, 2010, Piper Jaffray responded to BofA Merrill Lynch with a counter proposal to St. Jude Medical that included a price of $23.50 per share, no exclusivity and a request for a lower termination fee.

        On September 20, 2010, BofA Merrill Lynch conveyed to Piper Jaffray that St. Jude Medical was willing to increase its proposal to $20.30 per share, reiterated the exclusivity requirement and also called for irrevocable tender and voting agreements from AGA's largest stockholders.

        On September 21, 2010, Piper Jaffray responded to BofA Merrill Lynch with a counter proposal of $21.50 per share, no exclusivity and a 2% termination fee.

        Later on September 21, 2010, BofA Merrill Lynch responded to Piper Jaffray with what St. Jude Medical described as its "best and final" price of $20.80 per share, a 3% termination fee and stockholder tender and voting agreements that would be irrevocable as to 30% of AGA's outstanding shares of common stock measured on a fully diluted basis. BofA Merrill Lynch emphasized that St. Jude Medical would not proceed without exclusivity.

        On September 23, 2010, Piper Jaffray responded to BofA Merrill Lynch with a counter proposal (including the go-shop period) of $21.00 per share, exclusivity on a rolling two week basis provided St. Jude Medical confirmed the proposed price per share and the absence of any other materially adverse changes in terms, a 10-day go-shop period following announcement of a transaction, and a 2% termination fee during the go-shop period and a 3% termination fee thereafter. BofA Merrill Lynch responded to Piper Jaffray that St. Jude Medical had rejected AGA's counter proposal, reiterated its proposal from September 21, 2010 and reconfirmed $20.80 as its best and final price.

        On September 24, Piper Jaffray communicated to BofA Merrill Lynch three alternatives that would be acceptable to AGA: (1) a price of $21.00 per share; (2) a price of $20.80 per share with a 10-day "go shop" provision and a 3% break-up fee; or (3) a price of $20.80 per share with a no-shop provision but providing for a break-up fee at 2% for the 15-day period following the execution of a definitive agreement and 3% thereafter.

        Later that day, BofA Merrill Lynch responded with St. Jude Medical's revised proposal of $20.80 per share, a no-shop provision, exclusivity on a rolling two week basis provided St. Jude Medical confirmed the proposed price per share and absence of any other materially adverse changes in terms, and a 2% termination fee for a definitive agreement reached for a superior proposal within 15 days following signing of a definitive agreement between AGA and St. Jude Medical, and a 3% termination fee for an unsolicited superior proposal received thereafter. St. Jude Medical reiterated again that it would not agree to a go-shop provision.

        On September 25, 2010, St. Jude Medical submitted a non-binding written indication of interest and exclusivity letter, reflecting terms conveyed from BofA Merrill Lynch to Piper Jaffray on September 24, 2010.

        On September 26, 2010, AGA provided St. Jude Medical with comments to St. Jude Medical's proposed letter of intent and the exclusivity letter. AGA proposed to change the 2% termination fee to apply to a non-binding unsolicited proposal that the AGA board of directors concluded was reasonably likely to lead to a superior proposal received within 15 days following signing of a definitive agreement between AGA and St. Jude Medical, rather than a definitive agreement reached for a superior proposal within that time period.

        On September 27, 2010, AGA and St. Jude Medical executed the non-binding letter of intent and exclusivity agreement on terms consistent with the comments provided by AGA on September 26, 2010. While the purchase price and other material terms were tentatively set, there remained substantial terms to be negotiated in a definitive agreement, as well as substantial due diligence of AGA by St. Jude Medical and due diligence of St. Jude Medical by AGA.

        On September 27, 2010, St. Jude Medical commenced its due diligence review of AGA, including access to AGA's online data room beginning on September 28, 2010.

        Mr. Barr and Brigid Makes, AGA's Chief Financial Officer, participated in the preparation of AGA's financial projections dated October 4, 2010 that were provided to Piper Jaffray for use in connection with the rendering of its fairness opinion to the AGA board of directors and performing its related financial analysis. These projections were substantially similar to the initial projections prepared by management, but they were updated to include actual financial results for the quarter ended September 30, 2010.

        Several due diligence meetings between members of the management teams of AGA and St. Jude Medical were held from October 5, 2010 through October 8, 2010. These meetings covered numerous business, legal and financial topics.

        On October 6, 2010, St. Jude Medical provided an initial draft of the proposed Merger Agreement. The initial draft of the proposed Merger Agreement permitted the AGA board of directors to make an adverse recommendation change with respect to St. Jude Medical's proposal in certain circumstances. The initial draft of the Merger Agreement did not, however, permit AGA to terminate the Merger Agreement in order to enter into an agreement with respect to a transaction that the AGA board of directors determined was a superior proposal. Thus, as proposed by St. Jude Medical, the AGA board of directors would have been able to make an adverse recommendation change with respect to St. Jude Medical's proposal in certain circumstances, but AGA would have otherwise remained obligated to, among other things, cooperate with St. Jude Medical with respect to actions needed to consummate the transactions contemplated by the Merger Agreement, which could have impeded a third party's ability to effect an alternative transaction.

        On October 7, 2010, St. Jude Medical provided an initial draft of the tender and voting agreement (which agreement would cover approximately 65% of AGA's outstanding shares of common stock). The initial draft of the tender and voting agreement provided for the release of shares equal to approximately 31% of AGA's outstanding shares on a fully diluted basis in the event of an adverse recommendation change by the AGA board of directors. The initial draft of the tender and voting agreement did not, however, provide for termination of the tender and voting agreement if the Merger Agreement was terminated, but instead provided that the tender and voting agreement would otherwise continue in accordance with its terms until the earlier of the effective time of the Merger or St. Jude Medical providing written notice of termination to the stockholders party thereto.

        From October 6, 2010 through October 15, 2010, St. Jude Medical's and AGA's legal advisors negotiated terms of the Merger Agreement, including provisions allowing AGA to change its recommendation in favor of the Offer and the Merger but also to terminate the Merger Agreement (such that St. Jude Medical's Offer would no longer be pursuant to the Merger Agreement should St. Jude Medical nevertheless choose to continue its Offer) upon the decision of the AGA board of directors to enter into a definitive agreement with respect to a superior proposal, should one arise during St. Jude Medical's Offer. During this same period from October 6, 2010 through October 15, 2010, St. Jude Medical and its legal advisors negotiated terms of the tender and voting agreement with representatives and legal advisors of Welsh Carson and affiliates of Franck Gougeon, respectively, AGA's largest stockholders. These stockholders were aware of the prior price negotiations through their representation on the AGA board of directors. St. Jude Medical had made entry into a tender and voting agreement with these stockholders a condition of its willingness to enter into a transaction with AGA. In response, these stockholders indicated their willingness to enter into a satisfactory tender and voting agreement with St. Jude Medical, if St. Jude Medical's transaction proposal was satisfactory to these stockholders. These stockholders also were aware of the negotiation of the terms of the Merger Agreement occurring during the October 7, 2010 through October 15, 2010 period as the negotiation of the tender and voting agreement proceeded. The negotiation resulted in changes to the terms of certain provisions of the tender and voting agreement, including the termination of the tender and voting agreement and the circumstances in which the tender and voting agreement would only continue to cover 30% of the AGA's outstanding shares of common stock on a fully diluted basis. After these negotiations, the parties agreed that the tender and voting agreement would terminate upon the earlier of March 1, 2011 or the occurrence of certain other events, including circumstances in which St. Jude Medical fails to amend or continue its Offer within 15 days following a termination of the Merger Agreement. The parties also agreed that the tender and voting agreement would continue to cover only 30% of AGA's outstanding shares of common stock on a fully diluted basis if AGA terminates the Merger Agreement in order to enter into an agreement with respect to a superior proposal (as well as in the case of an adverse recommendation change), in which case the remainder of shares of common stock that were then subject to the tender and voting agreement (approximately 31% of AGA's outstanding shares of common stock on a fully diluted basis) would be released therefrom. As a result, AGA could accept, and a substantial majority of AGA's outstanding shares could elect to tender into or vote for, a superior alternative transaction.

        During this same period from October 6, 2010 to October 15, 2010, St. Jude Medical also continued its due diligence review of AGA. During the period from October 5, 2010 through October 13, 2010, Mr. Heinmiller and Frank J. Callaghan, the President of St. Jude Medical's Cardiovascular Division, had discussions with Mr. Barr regarding a continuing role in managing AGA's business following completion of the transaction. The parties anticipated that Mr. Barr would report to

Mr. Callaghan, and the parties discussed the general parameters of a compensation package; however, Messrs. Barr and Heinmiller agreed that a binding agreement covering the elements of a compensation package different from Mr. Barr's existing compensation arrangements with AGA should be deferred until after the closing of a transaction, should one occur. During this same period Mr. Barr also raised in discussions with Messrs. Heinmiller and Callaghan the possibility of retention arrangements for key AGA managers, but no specific executives were discussed and there was no agreement on the nature and compensation for these retention arrangements since the parties agreed to also defer these discussions until after the closing of a transaction, should one occur. These AGA managers did not have discussions with St. Jude Medical regarding retention or other employee arrangements.

        On October 13, 2010, AGA's management and representatives of Welsh Carson and Franck Gougeon, along with representatives of Piper Jaffray and AGA's outside counsel, conducted further due diligence of St. Jude Medical in a meeting with Mr. Heinmiller and St. Jude Medical's General Counsel, since the proposed transaction included shares St. Jude Medical common stock as 50% of the consideration. This due diligence meeting supplemented prior due diligence on St. Jude Medical conducted by AGA's legal counsel, financial advisors and management.

        On October 15, 2010, the St. Jude Medical board of directors held a special meeting to review and discuss the terms of the proposed merger agreement. Members of St. Jude Medical's senior management reviewed the negotiations that had taken place with AGA and also updated St. Jude Medical's board of directors on the due diligence review that had occurred. At the conclusion of this meeting, St. Jude Medical's board of directors authorized its officers to proceed with the proposed transaction at a price of $20.80 per share on the terms set forth in the Merger Agreement.

        On October 15, 2010, the AGA board of directors met to consider the proposed transaction. Representatives of AGA management, AGA's outside counsel and Piper Jaffray also attended the meeting. Representatives of Piper Jaffray reviewed with the AGA board of directors its financial analysis of the proposed transaction. Representatives of Fredrikson reviewed with the AGA board of directors the current status and terms of the proposed Merger Agreement including operation of the Top-Up Option, St. Jude Medical and AGA's respective termination rights, St. Jude Medical's match rights, the tender and voting agreements, and the two-tier termination fee, as well as the fiduciary duties of directors in connection with their consideration of the transaction. The AGA board of directors discussed positive and negative factors relating to the proposed transaction, as well as the prospects of AGA if it remained independent, including potential challenges, the timing and likelihood of accomplishing performance goals associated with success as an independent company, and the stockholders' ability to gain or lose from AGA's future prospects as an independent company versus their ability to receive St. Jude Medical stock and gain or lose from the combined company's future prospects. The AGA board of directors considered whether AGA should spend additional time negotiating with St. Jude Medical in an attempt to gain improved transaction terms and whether AGA should seek negotiations with other potential acquirers, but believed that St. Jude Medical would be unlikely to improve its price or other transaction terms and would be unlikely to keep its offer open while AGA sought to solicit other parties, and that any delay would jeopardize the possibility of closing a transaction before the end of the year, at which time the current lower tax rates generally applicable to stockholders from any gain from a sale of their shares of common stock were scheduled to expire and to return to prior higher rates unless legislation were enacted before the end of the year to continue the current rates, which was uncertain. In addition, as the AGA board of directors had previously determined in the negotiations leading up to execution of the letter of intent, any attempt to solicit other potential acquirers would likely result in St. Jude Medical withdrawing its proposal, and the AGA board believed that there may be no likely strategic acquirer of AGA at this time that would offer a higher price than St. Jude Medical, and believed that if there were any other potential acquirers that would offer a higher price, the terms of the proposed agreements between St. Jude Medical, AGA and certain stockholders of AGA, including the terms under which the agreements could be terminated and under which the shares subject to the tender and voting agreement could be released, would enable such a transaction to be successfully pursued. The AGA board of directors believed that any continuation or expansion of the negotiation process at this time would provide a further distraction to AGA's management from running the business and would risk the confidentiality of the process as more parties potentially became involved over a longer period of time, which could result in disruption to AGA's relationships with employees, customers, vendors, distributors and others and require early disclosure of negotiations in the marketplace, which could jeopardize AGA's bargaining position in any negotiations. After consideration of all of the factors discussed at this meeting and prior meetings, and the advice of its legal and financial advisors, the AGA board of directors considered whether to accept St. Jude Medical's offer and enter into the Merger Agreement at this time or to remain an independent company. AGA executive officers and AGA's financial and legal advisors answered questions from the members of the AGA board of directors. Piper Jaffray rendered an oral opinion to the AGA board of directors, confirmed later in writing, to the effect that, based upon and subject to the matters described in the opinion, as of October 15, 2010, the consideration to be received by the AGA stockholders in the Offer and related Merger was fair from a financial point of view. Following further discussion, the AGA board of directors voted unanimously to approve and adopt the Merger Agreement with St. Jude Medical and recommend that the stockholders accept the Offer.

        On October 15, 2010, subsequent to the close of trading on the Nasdaq Global Select Market and NYSE, St. Jude Medical and AGA executed the Merger Agreement. Concurrently, certain AGA stockholders affiliated with Welsh Carson, which together held approximately 45% of the outstanding shares of AGA common stock, and affiliates of Franck Gougeon, which together held approximately 20% of the outstanding shares of AGA common stock, entered into the tender and voting Agreement, by which they agreed to tender all of their shares of AGA common stock into the Offer, subject to the terms and conditions set forth in such agreement, including circumstances when such stockholders' shares of AGA common stock in excess of 30% on a fully diluted basis are released and no longer subject to the terms and conditions of the tender and voting agreement.

        On October 18, 2010, St. Jude Medical and AGA announced the Merger Agreement and the proposed transaction with a joint press release before the opening of trading on the Nasdaq Global Select Market and NYSE. On October, 20, 2010, St. Jude Medical answered questions regarding the Offer and the Merger in its regularly scheduled earnings call.

        On October 20, 2010, Asteroid commenced the Offer.

        The portions of the history of the transaction set forth above that relate solely to the AGA board of director's meetings are based on statements made by AGA in the AGA's Schedule 14D-9, and have not been independently verified by St. Jude Medical.

The St. Jude Medical Reasons for the Transaction

        The St. Jude Medical board of directors believes that the terms of the Merger Agreement and the transactions contemplated thereby are advisable, and in the best interests of, St. Jude Medical and its shareholders, and has unanimously approved the Merger Agreement, the Offer and the Merger. The St. Jude Medical board of directors believes that the acquisition of AGA presents a compelling strategic opportunity for St. Jude Medical, is highly complementary to the St. Jude Medical business and enables St. Jude Medical to become a leader in the structural heart market.

        In reaching its decision to approve the Offer and the Merger, the St. Jude Medical board of directors consulted with St. Jude Medical's management, and considered a number of factors, including, but not limited to, the following factors, which the St. Jude Medical board of directors viewed as supporting its decision to approve the Offer and the Merger:

  •
  the enhanced competitive positioning of the combined company, which will be a leader in the structural heart market as the only company with programs across all major market categories, including structural heart defects, left atrial appendage occlusion, transcatheter aortic valve implantation and percutaneous mitral valve repair;

  •
  the results of St. Jude Medical's due diligence review of AGA's business, finances and operations and its evaluation of AGA's management, competitive positions and prospects, including its product pipeline;

  •
  the belief that the Offer and Merger would increase St. Jude Medical's revenues and provide greater operational scale;

  •
  the belief that AGA's business is complementary to the St. Jude Medical business and enables St. Jude Medical to extend its product reach into new areas;

  •
  the expected synergies that may result from the Offer and the Merger as a result of leveraging the existing channels and sales forces of both companies to reach more customers;

  •
  AGA's experience with products that use nitinol braiding, which has allowed AGA to recently expand into the vascular market served by interventional radiologists and vascular surgeons, and which will add growth and extend St. Jude Medical's vascular closure franchise into this market; and

  •
  that St. Jude Medical's electrophysiology and cardiovascular franchise can benefit AGA's emerging products for occlusion of the left atrial appendage.

        During the course of its deliberations concerning the Offer and Merger, the St. Jude Medical board of directors also identified and considered a variety of risks relating to the Merger, including the following:

  •
  the risk that the potential benefits and synergies sought in the Offer and the Merger might not be realized;

  •
  the challenges, costs and diversion of management time associated with successfully integrating the products, technologies, marketing strategies, cultures and organizations of each company;

  •
  the risk of management and employee disruption associated with the Offer and the Merger, including the risk that despite the efforts of St. Jude Medical after the Offer and the Merger, key personnel might not remain employed by St. Jude Medical;

  •
  the risk that St. Jude Medical may not be able to achieve the projected growth of the AGA business over the long term;

  •
  the risks arising from or related to securities class action lawsuits filed against AGA;

  •
  the possibility that the Offer and the Merger may not be completed and the potential adverse effect of the public announcement to that effect on the reputation of St. Jude Medical; and

  •
  the other risks described in the section of this prospectus/offer to exchange entitled "Risk Factors."

        This discussion of information and factors considered by the St. Jude Medical board of directors is not intended to be exhaustive, but is intended to summarize the material factors considered by the St. Jude Medical board of directors. In view of the wide variety of factors considered, the St. Jude Medical board of directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered. However, after taking into account all of the factors set forth above, the

St. Jude Medical board of directors unanimously agreed that the Merger Agreement and the transactions contemplated thereby were fair to, and in the best interests of, St. Jude Medical and the St. Jude Medical shareholders, and that St. Jude Medical should enter into the Merger Agreement.

The AGA Reasons for the Transaction

        AGA's board of directors believes that the Merger Agreement and the Offer and Merger provided for in the Merger Agreement are fair, advisable and in the best interests of AGA and its stockholders. Accordingly, at a special meeting of the board of directors of AGA held on October 15, 2010, at which the Merger Agreement and the Offer and Merger were considered and voted upon, the board unanimously approved and adopted the Merger Agreement. The board of directors of AGA recommends that AGA's stockholders accept the Offer, tender their shares pursuant to the Offer, and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement. In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the board of directors of AGA consulted with AGA's senior management, outside legal counsel and financial advisors, including consultation with outside legal counsel regarding the board's fiduciary duties, legal due diligence matters, and the terms of the Merger Agreement. In reaching its decision to approve and adopt the Merger Agreement, and to recommend that AGA stockholders accept the Offer and tender their shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement, the board considered a variety of factors weighing in favor of the Offer and Merger, including the factors listed below:

  •
  The AGA board of directors' familiarity with AGA's business, operations, financial condition, competitive position, business strategy and prospects, and general industry, economic and market conditions, including the inherent risks and uncertainties in AGA's business, in each case on a historical, current and prospective basis.

  •
  The alternative to the Merger Agreement of remaining an independent company, including the timing and likelihood of accomplishing performance goals associated with success as an independent company.

  •
  The $20.80 per share consideration. The AGA board of directors noted that the consideration represents more than a 60% premium to $12.99, the price of AGA's common stock on July 22, 2010, the day prior to AGA's receipt of St. Jude Medical's first oral offer; the consideration represents more than a 41% premium to $14.69, the price of AGA's common stock on September 14, 2010, the day prior to AGA's receipt of St. Jude Medical's first written offer; the consideration represents more than a 43% premium to $14.47, the price of AGA's common stock on October 6, 2010, one week prior to the October 15, 2010 meeting; and the consideration represents more than a 39% premium to $14.90, the price of AGA's common stock on October 14, 2010, one day prior to the October 15, 2010 meeting; and the trading price of AGA's common stock had ranged from a high of $18.95 to a low of $11.61 since AGA's initial public offering in October 2009.

  •
  The fairness opinion delivered to the AGA board of directors by Piper Jaffray & Co., a qualified and independent financial advisor, and the advice of Piper Jaffray throughout the negotiation and due diligence process.

  •
  The AGA board of directors' belief that there may be no likely purchaser of AGA in the medical device industry at this time that would offer a higher price than St. Jude Medical.

  •
  The AGA board of directors' belief that St. Jude Medical would not proceed in its negotiations with AGA without exclusivity, that solicitation of other potential bidders might have caused

    AGA to lose the opportunity for its stockholders reflected in St. Jude Medical's offer, and that such solicitation may cause disruption and distraction for AGA in its dealings with employees, customers, suppliers, distributors and others upon whom AGA's business is dependent.

  •
  The fact that AGA stockholders may elect to receive the Offer consideration in cash or in stock, or a combination thereof, subject to proration as provided in the Merger Agreement.

  •
  The fact that AGA stockholders who receive the Cash Consideration will have a level of certainty as to that consideration.

  •
  The ability of AGA stockholders to receive St. Jude Medical common stock as consideration on a potential "tax-free" basis, and the fact that the Stock Consideration will permit AGA stockholders to participate in future growth of the combined company in a tax-free manner.

  •
  The fact that the overall transaction consideration is being shared by all AGA stockholders equally and no stockholder or stockholder group is receiving any control or similar premium for its AGA shares.

  •
  The AGA board of directors' understanding of St. Jude Medical's financial position and that the transaction is expected to be accretive to St. Jude Medical's earnings in future periods, which would benefit the AGA stockholders who receive the Stock Consideration.

  •
  The fact that St. Jude Medical's stock has substantial liquidity in the public markets, giving AGA stockholders who receive the Stock Consideration a high level of certainty in their ability to sell it in the market.

  •
  The fact that the execution of the tender and voting agreement does not prevent the AGA board of directors from considering or accepting a superior proposal since, in the event the board accepts a superior offer in accordance with the Merger Agreement, the shares covered by the tender and voting agreement are automatically reduced to only 30% of AGA's outstanding shares (measured on a fully diluted basis) and the remaining holdings (approximately 31% of AGA outstanding shares when measured on a fully diluted basis) of the stockholders signing the tender and voting agreement are released from the agreement and, along with the shares held by AGA's other stockholders, would be free to be voted or tendered in favor of any other transaction and so would not preclude another party from pursuing a competing proposal.

  •
  The support for the transaction expressed by AGA's principal stockholders, as evidenced by the tender and voting agreement, and the AGA board of directors' belief that the terms and conditions of the tender and voting agreement, which covers approximately 65% of the outstanding AGA shares, reduce the risk that the Offer and the Merger will not be consummated absent a superior proposal.

  •
  The anticipated enhanced competitive position of the combined company in key markets, particularly the structural heart market.

  •
  The AGA board of directors' belief that the product lines of St. Jude Medical and AGA are complementary, which the board expects to increase opportunities to realize AGA's strategic objectives of expanding market share for its products and services, better serving its customers and accelerating the development of enhanced technologies for cardiovascular medical device manufacturing and design.

  •
  The AGA board of directors' belief that St. Jude Medical's broader suite of complementary products and services, larger installed customer base, and significant sales and distribution capabilities, especially internationally, will provide AGA with the opportunity to grow and gain market share more rapidly following the Offer and Merger than AGA would likely be able to achieve as an independent company.

  •
  The combination of AGA's leading position in the structural heart market and St. Jude Medical's sales pipeline, which includes a developed sales pipeline for a minimally invasive aortic valve.

  •
  The broad range of additional St. Jude Medical products that could be sold through the channels developed by AGA.

  •
  AGA's existing sales pipeline and the potential benefits in, as well as the risks associated with, completing AGA's current clinical trials on a timely basis.

  •
  The AGA board of directors' belief that St. Jude Medical's greater financial and other resources and capabilities will allow AGA's technology and products to move from research and development to market more quickly than if AGA remained an independent company.

  •
  The combined company's anticipated experience, resources and breadth of product offerings may allow the combined company to respond more quickly and effectively to technological changes, increased competition and market demands.

  •
  The fact that the terms of the Merger Agreement were the product of arms-length negotiations between AGA and its advisors, on the one hand, and St. Jude Medical and its advisors, on the other hand.

  •
  The fact that, subject to compliance with the terms and conditions of the Merger Agreement, AGA is permitted to furnish information to and conduct negotiations with third parties that make unsolicited acquisition proposals and, upon payment of a $32,475,000 termination fee (approximately 3% of the equity value for the transaction), terminate the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal, which the board believed was important in ensuring that the Merger would be substantively fair to AGA's stockholders and providing the board with adequate flexibility to respond to solicitations from other parties.

  •
  The fact that, subject to compliance with the terms and conditions of the Merger Agreement, AGA is permitted to terminate the Merger Agreement in order to accept an acquisition proposal from any third party that submits an unsolicited superior acquisition proposal within 15 days following the first public announcement of the transaction upon payment of a lower termination fee of $21,650,000 (approximately 2% of the equity value for the transaction), which, in light of the exclusive negotiations with St. Jude Medical, the AGA board of directors believed was important to give the board flexibility to respond to solicitations from other parties received in the 15 day period following announcement of the transaction.

  •
  The AGA board of directors' belief that the two different termination fees payable by AGA upon AGA's termination of the Merger Agreement to accept a superior proposal (i) are each reasonable in light of the overall terms of the Merger Agreement and the benefits of the Offer and the Merger, (ii) are each within the range of termination fees in other transactions of this size and nature, and (iii) would not preclude another party from making a competing proposal.

  •
  The fact that in order to facilitate the consummation of the Merger more quickly as a short-form merger under Delaware law, Asteroid may exercise a top-up option to purchase from AGA, under certain circumstances, at a price per share equal to the Offer Price, additional shares of AGA common stock which, when added to the shares owned by Asteroid would bring its level of ownership up to 90% of all the outstanding shares of AGA common stock immediately after the issuance of the top-up option shares.

  •
  The absence of any financing contingency and St. Jude Medical's ability pay the consideration and complete the transaction in a timely manner.

  •
  The AGA board of directors' belief that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger.

  •
  The AGA board of directors' belief that a transaction with St. Jude Medical does not present any significant antitrust or similar regulatory issues in the U.S. or elsewhere.

  •
  The fact that the closing is expected to occur in 2010, which the board believes eliminates for the stockholders the tax rate and policy uncertainties that currently exist for 2011 and beyond.

  •
  The availability of statutory appraisal rights to the AGA stockholders who do not tender their shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery and the Merger Agreement's provision of the Top-Up Option and related shares would not be taken into consideration for purposes of such appraisal.

        AGA's board of directors also considered a variety of risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement and the other transactions contemplated thereby. These factors included the following:

  •
  The fact that AGA did not solicit any other potential purchasers.

  •
  The possibility that the expected benefits of the combined company may not be realized by St. Jude Medical.

  •
  The fact that the AGA stockholders receiving only cash will cease to participate in AGA's future earnings growth or benefit from any future increase in its value following the Offer and Merger and the possibility that the price of AGA's shares might have increased in the future to a price greater than $20.80 per share.

  •
  The fact that the St. Jude Medical stock component of the consideration will continue to subject AGA stockholders who receive the Stock Consideration to the risks inherent in the medical device industry and the public stock markets, including those set forth in the section of the Offer to Exchange entitled "Risk Factors".

  •
  The fact that, while AGA expects the Offer and Merger will be consummated, there can be no assurances that the conditions in the Merger Agreement to the obligations of St. Jude Medical to accept for payment and pay for shares tendered pursuant to the Offer will be satisfied or that all conditions to the parties' obligations to complete the Merger Agreement will be satisfied and, as a result, the Offer and Merger may not be consummated.

  •
  The potential adverse effect on AGA's business, stock price and ability to attract and retain key management personnel and employees if the Offer and Merger are announced but not consummated.

  •
  The fact that gains from the transaction, up to the amount of Cash Consideration received, will generally be taxable to the AGA stockholders for U.S. federal income tax purposes.

  •
  The fact that the Merger Agreement contains restrictions on the conduct of AGA's business prior to the completion of the Merger, including generally requiring AGA to conduct its business only in the ordinary course, subject to specified limitations, and that AGA will not undertake various actions related to the conduct of its business without the prior written consent of St. Jude Medical, which may delay or prevent AGA from undertaking business opportunities that may arise pending completion of the Merger.

  •
  The fact that the Merger Agreement contains a number of provisions that may discourage a third party from making a superior proposal to acquire AGA, but which were conditions to

    St. Jude Medical's willingness to enter into the Merger Agreement and were believed by the board to be reasonable in light of the circumstances and the benefits of the Offer and Merger to AGA's stockholders, including restrictions on AGA's ability to solicit third party acquisition proposals and the requirement that AGA pay termination fees of either $32,475,000 or $21,650,000 if the Merger Agreement is terminated under specified circumstances, including if AGA accepts a superior proposal.

  •
  The time, effort and substantial costs involved in connection with entering into the Merger Agreement and completing the Offer and the Merger and the related disruptions to the operation of AGA's business, including the risk of diverting management's attention from other strategic priorities to implement transaction integration efforts, and the risk that the operations of AGA would be disrupted by employee concerns or departures, or changes to or termination of AGA's relationships with its customers, suppliers and distributors following the public announcement of the Offer and Merger.

  •
  Potential conflicts of interest between AGA, on the one hand, and certain of its directors and executive officers, on the other hand, as a result of the transactions contemplated by the Merger Agreement.

  •
  The fact that if the Offer is completed, the remaining AGA stockholders who are unaffiliated with St. Jude Medical will not have a meaningful opportunity to vote, as following completion of the Offer, St. Jude Medical will control at least a majority of AGA's outstanding shares, meaning that St. Jude Medical will control the votes required to approve the Merger and will be able to consummate the Merger without a stockholder vote if St. Jude Medical, with or without the top-up option, owns more than 90% of the outstanding shares.

  •
  The provisions of the Merger Agreement that provide, subject to certain conditions, St. Jude Medical with the ability to obtain representation on the board proportional to St. Jude Medical's beneficial ownership of shares upon completion of the Offer.

        The board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the AGA stockholders outweigh the negative considerations. The board determined that the Offer and the Merger represent the best reasonably available alternative to enhance stockholder value with limited risk of non-completion. The AGA board of directors did not consider any other firm offers made for AGA during the last two years as there were no such offers of which the board was aware.

        The foregoing discussion of the information and factors considered by AGA's board of directors is not intended to be exhaustive, but includes the material information, factors and analyses considered by the board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In light of the variety of factors and amount of information that the board considered, the members of the board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the board was made after considering the totality of the information and factors involved. Individual members of the board may have given different weight to different factors in light of their knowledge of the business, financial condition and prospects of AGA, taking into account the advice of AGA's financial and legal advisors. In addition, in arriving at its recommendation, the directors of AGA were aware of the interests of certain directors and officers of AGA as described in Item 3 of AGA's Schedule 14D-9.

        The AGA board of directors' reasons for the transaction are based on statements made by AGA in AGA's Schedule 14D-9, and have not been independently verified by St. Jude Medical.

 Ownership of St. Jude Medical After the Offer and the Merger

        If St. Jude Medical obtains all of the shares of AGA common stock pursuant to the transaction, former stockholders of AGA would own approximately 3.83% of the shares of common stock of St. Jude Medical, based upon the number of shares of St. Jude Medical common stock and AGA common stock outstanding on October 15, 2010, not taking into account Options, warrants and other such securities of AGA or St. Jude Medical and assuming the Average Trading Price for St. Jude Medical's shares as finally calculated for purposes of the Offer, which is $39.90, the closing price on October 15, 2010.

Plans and Proposals for AGA after the Transaction

        St. Jude Medical currently intends to operate AGA as a wholly-owned subsidiary that will continue to operate from its Plymouth, Minnesota headquarters location. St. Jude Medical will continue to evaluate and review AGA and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how to optimize any potential benefits and synergies that are created by the transaction and the integration of the operations of AGA with St. Jude Medical's business. More specifically, while St. Jude Medical has no plans for such actions, upon completion of its integration evaluation and implementation of final plans:

  (i)
  St. Jude Medical may transfer certain assets of AGA to its affiliates as part of its post—merger tax restructuring;

  (ii)
  AGA's principal executive offices may be combined with those of St. Jude Medical or its subsidiaries; and

  (iii)
  certain AGA functions may be relocated to new locations.

        St. Jude Medical intends to continue to review AGA's business, operations, capitalization and management. Accordingly, St. Jude Medical reserves the right to change its plans and intentions at any time, as it deems appropriate.

Source and Amount of Funds

        The Offer and Merger are not conditioned upon any financing arrangements or contingencies. The amount of cash required to purchase the number of issued and outstanding shares of AGA common stock as of October 13, 2010 and to fund transaction-related fees and expenses will be approximately $578 million. St. Jude Medical has sufficient cash on hand to pay such consideration, if necessary.

Fees and Expenses

        AGA retained Piper Jaffray to provide certain financial advisory services in connection with the Offer and the Merger. Piper Jaffray will receive a customary fee for providing the financial advisory services to AGA. See "Opinion of AGA's Financial Advisor."

        St. Jude Medical has retained Georgeson Inc. to act as information agent in connection with the Offer. The information agent may contact holders of shares of AGA common stock by mail, telephone, telex, telegraph, e-mail and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of shares of AGA common stock. St. Jude Medical has agreed to pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. St. Jude Medical has agreed to indemnify the information agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

        St. Jude Medical has agreed to pay the exchange agent reasonable and customary compensation for its services in connection with the Offer, has agreed to reimburse the exchange agent for its reasonable out-of-pocket expenses and has agreed to indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

        Except as described above, St. Jude Medical has not agreed to pay any fees or commissions of any broker, dealer or other person for soliciting tenders of shares of AGA common stock pursuant to the Offer. St. Jude Medical has agreed to reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarded offering materials to their customers.

Tender and Voting Agreement

        Concurrently with the execution of the Merger Agreement, certain AGA stockholders affiliated with Welsh Carson holding approximately 45% of the outstanding shares of AGA common stock, and affiliates of Franck Gougeon, holding approximately 20% of the outstanding shares of AGA common stock, representing an aggregate of 65% of the outstanding shares, entered into an agreement with St. Jude Medical (the "tender and voting agreement") to tender their shares of AGA common stock in the Offer on the terms set forth therein. In the event the AGA board of directors withdraws or adversely changes its recommendation in favor of the Offer and the Merger or terminates the Merger Agreement to enter into an agreement with respect to a superior proposal, approximately 30% of the outstanding shares, measured on a fully-diluted basis, will continue to be subject to the tender and voting agreement on the terms set forth therein. The remaining shares, equal to approximately 31% of the currently outstanding shares (measured on a fully-diluted basis), will be released such that they are no longer subject to the terms and conditions of the tender and voting agreement. The tender and voting agreement also requires such stockholders to take certain other actions in connection with the Merger Agreement, including causing their director designees to resign in favor of St. Jude Medical's designees upon completion of the Offer and voting in favor of matters contemplated by the Merger Agreement if a meeting of AGA stockholders is called.

Accounting Treatment

        In accordance with accounting principles generally accepted in the United States, St. Jude Medical will account for the acquisition of shares of AGA common stock through the transaction under the acquisition method of accounting for business combinations.

Appraisal Rights

        The Offer does not entitle AGA stockholders to appraisal rights with respect to the shares of AGA common stock.

        The Merger entitles AGA stockholders to appraisal rights with respect to their shares of AGA common stock. If the Merger is consummated, holders of shares of AGA common stock at the effective time of the Merger, who have not voted in favor of the Merger (or consented thereto in writing), will have certain rights pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their shares of AGA common stock.

        This summary of Section 262 of the DGCL does not purport to be complete and is qualified in its entirety by reference to the full text of Section 262 of the DGCL, which is set forth in Annex D to this prospectus/offer to exchange. AGA stockholders who may wish to exercise appraisal rights under Delaware law are urged to consult legal counsel for assistance in exercising their rights. Failure to comply completely and on a timely basis with all requirements of Section 262 for perfecting appraisal rights will result in the loss of those rights.

        A record holder of shares of AGA common stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the date of completion of the Merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the adoption of the Merger Agreement nor consents thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery, or the Delaware Court, of the fair value of his or her shares of AGA common stock. All references in this summary of appraisal rights to a "stockholder" or "holders of shares of AGA common stock" are to the record holder or holders of shares of AGA common stock.

Filing a Written Demand

        Stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262. Those conditions include, without limitation, the following:

  •
  AGA stockholders that submit a letter of election and transmittal in the Offer or a letter of transmittal in the Merger will have waived their appraisal rights. In the event that any AGA stockholder vote is necessary to complete the Merger, AGA stockholders electing to exercise appraisal rights must not vote "for" adoption of the Merger Agreement. Also, because a submitted proxy not marked "against" or "abstain" will be voted "for" the proposal to adopt the merger agreement, the submission of a proxy not marked "against" or "abstain" will result in the waiver of appraisal rights.

  •
  In the event that any AGA stockholder vote is necessary to complete the Merger, AGA stockholders must deliver a written demand for appraisal of shares before the vote on the Merger Agreement is taken. The written demand for appraisal should specify the stockholder's name and mailing address, and that the stockholder is thereby demanding appraisal of his or her AGA common stock. The written demand for appraisal of shares is in addition to and separate from a vote against the adoption of the Merger Agreement or an abstention from such vote.

  •
  If St. Jude Medical acquires 90% or more of the outstanding AGA common stock, then a vote of the AGA stockholders will not be required to complete the Merger. In this case, every AGA stockholder entitled to appraisal rights will receive a notice of approval of the Merger, and will have to deliver a written demand for appraisal within 20 days after the date that this notice is mailed to be entitled to any appraisal rights. The written demand for appraisal should specify the stockholder's name and mailing address, and that the stockholder is thereby demanding appraisal of his or her AGA common stock.

  •
  A demand for appraisal should be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the share certificate. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, this demand must be executed by or for the fiduciary. If the shares are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand should be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner. A person having a beneficial interest in AGA common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below in a timely manner to perfect whatever appraisal rights the beneficial owners may have.

        AGA stockholders who wish to exercise appraisal rights in connection with the Merger should mail or deliver a written demand to AGA Medical Holdings, Inc., 5050 Nathan Lane North, Plymouth, Minnesota 55442, Attention: Corporate Secretary.

Notice by the Surviving Corporation

        Within ten days after the completion of the Merger, AGA, as the surviving corporation in the Merger, must provide notice of the date of completion of the Merger to all of its stockholders who have complied with Section 262 and have not voted for the adoption of the Merger Agreement.

        Filing a Petition for Appraisal.    Within 120 days after the date of completion of the Merger, either AGA or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on AGA in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. There is no present intent on the part of AGA or St. Jude Medical (as its successor) to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that AGA will file such a petition or that AGA will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of AGA common stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

        Within 120 days after the date of completion of the Merger, any stockholder who has satisfied the requirements of Section 262 will be entitled, upon written request, to receive from AGA a statement setting forth the aggregate number of shares of AGA common stock not voting in favor of the adoption of the Merger Agreement and with respect to which demands for appraisal were received by AGA and the number of holders of such shares. Such statement must be mailed within 10 days after the stockholders' request has been received by AGA or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

        Proceedings and Determination of Fair Market Value.    If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of AGA common stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The Merger Agreement provides that the fair value of the shares subject to any appraisal proceeding will be determined in accordance with the DGCL without regard to the Top-Up Option, any shares issued upon exercise of the Top-Up Option, any shares of St. Jude Medical common stock used as payment for the Top-Up Option, or the promissory note.

        Although the parties believe that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and AGA stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration they would receive pursuant to the Merger Agreement. Moreover, AGA does not anticipate offering more than the Cash Consideration or Stock Consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the "fair value" of a share of AGA common stock is less than the Cash Consideration or Stock Consideration. In determining "fair value", the Delaware Court is required to take into account all relevant factors. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of a merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be exclusive of any element of value arising from the accomplishment or expectation of a merger. The Delaware Supreme Court has stated that such exclusion is a narrow exclusion that does not encompass known elements of value, but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. The Delaware Supreme Court has construed Section 262 to mean that elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of a merger and not the product of speculation, may be considered. AGA stockholders should be aware that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262.

        Costs of the Appraisal Proceeding.    The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorneys' and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys' and expert witness expenses, although, upon application of a dissenting stockholder, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

        Rights of AGA Stockholders Seeking Appraisal Rights.    Any AGA stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the completion of the Merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the date of completion of the Merger.

        Withdrawal of Demands for Appraisal Rights.    At any time within 60 days after the date of completion of the Merger, any former AGA stockholder that shall have preserved such stockholder's appraisal rights with respect to the Merger will have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered in the Merger Agreement. After this period, a stockholder may withdraw his, her or its demand for appraisal and receive payment for such stockholders' shares of AGA common stock as provided in the Merger Agreement only with AGA's consent. If no petition for appraisal is filed with the court within 120 days after the effective time of the Merger, stockholders' rights to appraisal (if available) will cease. Inasmuch as AGA has no obligation to file such a petition, any stockholder who desires a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to AGA a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the date of completion of the Merger will require written approval of AGA and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

        Failure by any AGA stockholder to comply fully with the procedures described above and set forth in Annex D to this prospectus/offer to purchase may result in termination of such stockholder's appraisal rights. In view of the complexity of exercising your appraisal rights under Delaware law, if you are considering exercising these rights you should consult with your legal counsel.

        Holders of St. Jude Medical common stock are not entitled to appraisal rights in connection with the Offer or the Merger.

THE MERGER AGREEMENT

        The following summary describes certain material provisions of the definitive Merger Agreement entered into by St. Jude Medical, Asteroid and AGA and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Annex A and incorporated herein by reference. This summary may not contain all of the information about the Merger Agreement that is important to AGA stockholders, and AGA stockholders are encouraged to read the Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Merger Agreement and not this summary.

        The Merger Agreement has been included to provide AGA stockholders with information regarding its terms. It is not intended to provide any other factual information about St. Jude Medical or AGA. Such information can be found elsewhere in this prospectus/offer to exchange and in the public filings each of St. Jude Medical and AGA makes with the SEC, which are available without charge at www.sec.gov.

        This prospectus/offer to exchange contains a description of representations, warranties and covenants made in the Merger Agreement. These representations, warranties and covenants were made only for the purpose of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement as of specific dates, and may be subject to important limitations and qualifications (including exceptions thereto set forth in a disclosure letter or St. Jude Medical's or AGA's public filings with the SEC) agreed to by the contracting parties and may not be complete. Furthermore, these representations, warranties and covenants may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this prospectus/offer to exchange. Accordingly, AGA stockholders should not rely upon the descriptions of representations, warranties and covenants contained in this prospectus/offer to exchange or the actual representations, warranties and covenants contained in the Merger Agreement as statements of factual information.

The Offer

Generally

        Under the terms of the Merger Agreement, St. Jude Medical, through its indirect wholly owned subsidiary, Asteroid, has commenced an Offer for all outstanding shares of AGA common stock. In the Offer, St. Jude Medical is offering to exchange cash or St. Jude Medical common stock for each share of AGA common stock that is validly tendered and not properly withdrawn, at the election of the holder of AGA common stock but subject to adjustments, proration and the conditions described in this prospectus/offer to exchange and the accompanying letter of election and transmittal. As of October 13, 2010, AGA had 50,268,924 shares of common stock outstanding, all of which St. Jude Medical seeks to acquire in the Offer. In addition, as of October 13, 2010, there were 3,235,962 shares of AGA common stock subject to outstanding Options, 251,100 shares of AGA common stock subject to outstanding RSUs, and 28,725 shares subject to purchase pursuant to the employee stock purchase plan. All of the Options, RSUs and purchase rights under the employee stock purchase plan outstanding as of the Effective Time will be canceled and exchanged in connection with the Merger in exchange for certain cash payments. To the extent these Options or RSUs are exercised or vested prior to the expiration of the Offer, St. Jude Medical would also seek to acquire the shares issued upon such exercise or vesting in the Offer.

        The Offer is the first step in St. Jude Medical's acquisition of AGA and is intended to facilitate the acquisition of all AGA common stock. St. Jude Medical intends to complete the second step of its acquisition of AGA, the Merger, as soon as possible after completion of the Offer.

Consideration; Elections and Proration

        Under the terms of the Offer, AGA stockholders will have the opportunity to elect to receive, for each share of AGA common stock validly tendered and not properly withdrawn, either:

  •
  $20.80 in cash, without interest, which is referred to as the Cash Consideration; or

  •
  a fraction of a share or shares of St. Jude Medical common stock equal to the exchange rate, referred to as the Stock Consideration, and which is $20.80 divided by the Average Trading Price,

subject to adjustment and proration, as described in this prospectus/offer to exchange and the related letter of election and transmittal. A stockholder can elect Cash Consideration for some of its AGA shares and Stock Consideration for others.

        AGA stockholders will be entitled to elect to receive either cash in the amount of $20.80 or St. Jude Medical common stock equal to the exchange rate for each share of AGA common stock that such stockholders validly tender and do not withdraw. If an AGA stockholder does not elect to receive cash or to receive St. Jude Medical common stock for its AGA common stock, such stockholder will be treated as if it had made no election and the amount of Cash Consideration or Stock Consideration that such stockholder receives will be based on the amount of Cash Consideration or Stock Consideration remaining after giving effect to the validly made cash elections and stock elections.

        The aggregate amount of cash and number of shares of St. Jude Medical common stock payable in the Offer are subject to the following limits:

  •
  The maximum amount of cash payable in the Offer is $20.80 multiplied by 50% of the aggregate number of shares of AGA common stock tendered and accepted by St. Jude Medical in the Offer. Thus, subject to the adjustments and proration described herein, 50% of the shares of AGA common stock tendered in the Offer will be exchanged for cash.

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  The maximum number of shares of St. Jude Medical common stock payable in the Offer is the exchange rate multiplied by 50% of the aggregate number of shares of AGA common stock tendered and accepted by St. Jude Medical in the Offer. Thus, subject to the adjustments and proration described herein, 50% of the shares of AGA common stock tendered in the Offer will be exchanged for shares of St. Jude Medical common stock.

  •
  In no event will the number of shares of St. Jude Medical common stock to be paid in the Offer exceed 19.9% of shares of St. Jude Medical common stock outstanding on the date on which shares of AGA common stock are first accepted for payment under the Offer.

        Thus, elections will be subject to proration if tendering holders of shares of AGA common stock, in the aggregate, elect to receive more than the maximum amount of consideration to be paid as cash or shares of St. Jude Medical common stock.

        If more than 50% of the total shares of AGA common stock validly tendered and not withdrawn are represented by cash elections, AGA stockholders that have made a cash election will receive their pro rata share of the available cash. If more than 50% of the total shares of AGA common stock validly tendered and not withdrawn are represented by stock elections, AGA stockholders that have made stock elections will receive their pro rata share of the available shares of St. Jude Medical common stock. If the limitation that the aggregate number of shares of St. Jude Medical common stock to be paid in the Offer may not exceed 19.9% of the number of shares of St. Jude Medical common stock outstanding on date on which shares of AGA common stock are first accepted for payment under the Offer applies, then AGA stockholders that made stock elections will receive their pro rata share of the available shares of St. Jude Medical common stock.

        If AGA stockholders elect to receive more than the aggregate amount of cash or shares of St. Jude Medical common stock available in the Offer, the aggregate cash or stock, as the case may be, will be prorated among the stockholders who elect each form of consideration as follows:

Over Subscription of Cash

        The maximum aggregate amount of cash payable pursuant to the Offer will be $20.80 multiplied by 50% of the total number of shares of AGA common stock tendered and accepted by St. Jude Medical in the Offer.

        If holders of AGA common stock elect to receive cash in excess of the maximum aggregate amount of cash payable in the Offer, then:

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  each share of AGA common stock covered by an election to receive St. Jude Medical common stock and each share of AGA common stock for which no election was made will be exchanged for a fraction of a share or shares of St. Jude Medical common stock equal to the exchange rate; and

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  each share of AGA common stock covered by an election to receive cash will be exchanged for:

  •
  cash in an amount equal to a fraction:

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  the numerator of which will be the maximum aggregate cash payable in the Offer, and

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  the denominator of which will be the aggregate number of shares of AGA common stock subject to all elections to receive cash; and

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  a fraction of a share or shares of St. Jude Medical common stock equal to a fraction:

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  the numerator of which will be the amount equal to $20.80 minus the amount of cash payable for such share of AGA common stock, and

  •
  the denominator of which will be the Average Trading Price.

        Thus, all prorations will be applied on a pro rata basis, such that each AGA stockholder who tenders shares of AGA common stock subject to an election to receive cash bears such stockholder's proportionate share of the proration.

Over Subscription of St. Jude Medical Common Stock

        The maximum aggregate number of shares of St. Jude Medical common stock issuable pursuant to the Offer will be the exchange rate multiplied by 50% of the total number of shares of AGA common stock tendered and accepted by St. Jude Medical in the Offer.

        If holders of AGA common stock elect to receive shares of St. Jude Medical common stock in excess of the maximum aggregate shares of St. Jude Medical common stock issuable pursuant to the Offer, then:

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  each share of AGA common stock covered by an election to receive cash and each share of AGA common stock for which no election has been made will be exchanged for cash in an amount equal to $20.80; and

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  each share of AGA common stock covered by an election to receive St. Jude Medical common stock made will be exchanged for:

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  a fraction of a share of St. Jude Medical common stock equal to a fraction:

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  the numerator of which will be the maximum aggregate shares of St. Jude Medical common stock issuable pursuant to the Offer, and

      •
      the denominator of which will be the sum of the aggregate number of shares of AGA common stock subject to all elections to receive St. Jude Medical common stock; and

    •
    cash in an amount equal to:

    •
    the exchange rate minus the fraction of a share of St. Jude Medical common stock payable for such share of AGA common stock, multiplied by the Average Trading Price.

        Thus, all prorations will be applied on a pro rata basis, such that each AGA stockholder who tenders shares of AGA common stock subject to an election to receive St. Jude Medical common stock bears such stockholder's proportionate share of the proration.

Consequences of Tendering with No Election

        AGA stockholders who do not make an election will be allocated whatever form of offer consideration is remaining (or a proportionate share of each form of offer consideration if neither is oversubscribed), after taking into account the preferences of the tendering stockholders who made valid elections, as follows. If 50% or more of the aggregate number of shares of AGA common stock tendered in the Offer have made a valid election to receive cash, AGA stockholders who do not make an election will be treated as though they had elected to receive St. Jude Medical common stock. If 50% or more of the aggregate number of shares of AGA common stock tendered in the Offer have made a valid election to receive shares of St. Jude Medical common stock, AGA stockholders who do not make an election will be treated as though they had elected to receive cash. If neither form of consideration is oversubscribed, AGA stockholders who do not make an election will each receive the remaining cash and shares of St. Jude Medical common stock on a pro rata basis, such that after all shares of AGA common stock are exchanged in the Offer, 50% of the aggregate shares of AGA common stock tendered in the Offer will have been exchanged for cash and 50% of the aggregate shares of AGA common stock tendered in the Offer will have been exchanged for shares of St. Jude Medical common stock.

Expiration of the Offer

        Pursuant to the Merger Agreement, the initial expiration date of the Offer is 12:00 midnight (one minute after 11:59 P.M.), New York City time, on the evening of November 17, 2010.

Extensions of the Offer

        If any condition to the Offer is not satisfied or, if permissible, waived on any scheduled expiration date of the Offer, St. Jude Medical is required to extend the expiration date of the Offer for successive extension periods of not more than 20 business days per extension, until the earlier of the date such conditions are satisfied or waived, and March 1, 2011. St. Jude is also required to extend the expiration date of the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof or the rules of the New York Stock Exchange or NASDAQ applicable to the Offer or any other applicable law. St. Jude Medical may also extend the Offer one time for up to 10 business days (but not later than March 1, 2011) in the event that all conditions to the Offer have been satisfied or waived but less than 90% of the outstanding shares of AGA common stock (on a fully diluted basis) have been validly tendered and not withdrawn.

        If St. Jude Medical extends the Offer beyond the initial expiration date, then the exchange rate will be recalculated assuming a new final expiration date of the Offer and will be announced as described above.

Top-Up Option

        Under the Merger Agreement, if the minimum condition is satisfied and St. Jude Medical (through Asteroid) consummates the Offer, Asteroid has the option pursuant to the Top-Up Option to purchase from AGA additional shares of its common stock equal to the lowest number of shares that, when added to the number of shares of AGA common stock already owned by St. Jude Medical and Asteroid at the time of exercise of such option, constitutes one share more than 90% of the number of shares of AGA common stock that would be outstanding immediately after the issuance of all shares of AGA common stock that are subject to such option. St. Jude Medical (through Asteroid) may exercise this option only if it has acquired 75% of the shares of AGA common stock outstanding immediately prior to the exercise of this option. At St. Jude Medical's option, an amount equal to the par value of the shares will be paid in cash, and the balance of the purchase price for such shares may be satisfied with a promissory note or by issuance of shares of St. Jude Medical common stock (or a combination thereof). In no event will the Top-Up Option be exercised for a number of shares of AGA common stock (i) for a number of shares of AGA common stock in excess of the number of authorized but unissued and unreserved shares of AGA common stock, (ii) if the issuance of the shares of AGA common stock would require approval of the stockholders of AGA under Rule 5635 of the NASDAQ listing standards and a waiver of or exemption from such requirement is not obtained from NASDAQ, or (iii) any other provision of applicable law or judgment, injunction, order or decree would prohibit the exercise of the option or the delivery of the shares pursuant to the offer.

Prompt Exchange of Shares of AGA Common Stock in the Offer

        Subject to the terms of the Offer and the Merger Agreement and the satisfaction (or waiver to the extent permitted) of the conditions to the Offer, St. Jude Medical is required to accept for exchange all shares of AGA common stock validly tendered and not withdrawn pursuant to the Offer promptly after the applicable expiration date of the Offer, as it may be extended pursuant to the Merger Agreement, and is required to exchange all accepted shares of AGA common stock promptly after acceptance. The fractional shares of St. Jude Medical common stock to which an AGA stockholder is entitled in the Offer shall be aggregated with all other fractional shares of all other AGA stockholders in the Offer. Those aggregated shares will be sold in the open market by the exchange agent, as agent for the AGA stockholders having an interest in those shares, and those AGA stockholders will be entitled to their proportional share of the cash proceeds, without interest, from that sale.

Composition of AGA's Board of Directors after the Offer

        At the time St. Jude Medical accepts and pays for the AGA common stock tendered in the Offer, St. Jude Medical will be entitled to designate the number of directors, rounded up to the next whole number, on AGA's board of directors that equals:

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  the total number of directors on AGA's board of directors, after giving effect to the election of any additional directors pursuant to the terms of the Merger Agreement;

        multiplied by,

  •
  the percentage that the number of shares of AGA common stock owned by St. Jude Medical or its affiliates, including shares of AGA common stock accepted for payment, bears to the total number of shares of AGA common stock outstanding.

        According to the terms of the Merger Agreement, AGA has agreed to take all action reasonably necessary to cause St. Jude Medical's designees to be elected or appointed to AGA's board of directors, including, at St. Jude Medical's option, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both, and to cause individuals designated by St. Jude Medical to constitute at least the same percentage (rounded up to the next whole number) as is on the AGA board of directors of (i) each committee of the AGA board of directors, (ii) each board of directors (or similar body) of each subsidiary, and (iii) each committee (or similar body) of each such board. Until the completion of the Merger, AGA is obligated to use commercially reasonable efforts to cause the AGA board of directors to maintain at least three directors who were members of the AGA board of directors as of October 15, 2010 and who are independent for purposes of Rule 10A-3 of the Exchange Act.

The Merger

Generally

        The Merger Agreement provides that following completion of the Offer, Asteroid will be merged with and into AGA. Upon completion of the Merger, AGA will continue as the surviving corporation and will be an indirect wholly owned subsidiary of St. Jude Medical.

Stockholder Approval

        Under Section 251 of the DGCL, the approval of the board of directors of a company and the affirmative vote of the holders of at least a majority of the shares of outstanding stock entitled to vote are required to approve a merger and adopt a plan of merger. The boards of directors of AGA and Asteroid have previously approved the Merger.

        If, after completion of the Offer, St. Jude Medical owns more than 50% but less than 90% of the outstanding shares of AGA common stock, it would complete the acquisition of the remaining outstanding shares of AGA common stock through a vote of AGA stockholders with respect to the Merger. Because St. Jude Medical will own a majority of the shares of AGA common stock on the record date, it would have a sufficient number of shares of AGA common stock to approve the Merger without the affirmative vote of any other holder of shares of AGA common stock and, therefore, approval of the Merger by AGA stockholders will be assured. Completion of the transaction in this manner is referred to in this prospectus/offer to exchange as a "long-form" merger.

        Under Section 253 of the DGCL, a merger can occur without a vote of AGA stockholders, referred to as a "short-form" merger, if, after completion of the Offer, as it may be extended, or after any exercise by St. Jude Medical of its option to purchase additional shares of common stock directly from AGA, St. Jude Medical were to own at least 90% of the outstanding shares of AGA common stock. If, after completion of the Offer, as it may be extended, or after any exercise by St. Jude Medical of its option to purchase additional shares of common stock directly from AGA, St. Jude Medical owns at least 90% of the outstanding shares of AGA common stock, St. Jude Medical would complete the acquisition of the remaining outstanding shares of AGA common stock by completing a short-form merger.

The Completion of the Merger

        The Merger will be completed and become effective when the certificate of merger is filed with the Secretary of the State of Delaware. St. Jude Medical and AGA anticipate that the Merger will be completed as soon as practicable after the expiration of the Offer and St. Jude Medical's acceptance of AGA common stock pursuant to the Offer. After the Merger, the surviving corporation will be an indirect wholly owned subsidiary of St. Jude Medical, and the former AGA stockholders will not have any equity ownership interest in the surviving corporation.

The Second Merger

        As promptly as practicable after the Merger, St. Jude Medical intends to cause the surviving corporation to merge with and into a wholly owned subsidiary of St. Jude Medical that is also the sole stockholder of the surviving corporation. None of the former AGA stockholders will have any economic interest in, or approval or other rights with respect to, this second merger.

Manner and Basis of Converting Shares of AGA Common Stock in the Merger

        Under the terms of the Merger Agreement, upon completion of the Merger, each share of AGA common stock will be converted into the right to receive, either:

  •
  the Cash Consideration, without interest, or

  •
  the Stock Consideration,

subject to adjustment as described in this prospectus/offer to exchange and the related letter of transmittal to be sent following the Merger.

        The aggregate amount of Cash Consideration and Stock Consideration that a AGA stockholder will be entitled to in the Merger will be determined as follows: (i) 50% of the shares to be canceled in the Merger by such stockholder shall be deemed converted into the right to receive the Cash Consideration (subject to the adjustment described in this prospectus/offer to exchange), and (ii) 50% of the shares to be canceled in the Merger by such stockholder shall be deemed converted into the right to receive the Stock Consideration (subject to the adjustment described in this prospectus/offer to exchange). As of the effective time of the Offer and the Merger, all shares of AGA common stock will no longer be outstanding and will automatically be cancelled and cease to exist, and will thereafter only represent the right to receive the Cash Consideration or Stock Consideration to be issued or paid in accordance with the Merger Agreement, without interest. In addition, former AGA stockholders who attempt to exercise appraisal rights but fail to properly do so or to properly perfect the rights will receive the same allocation of consideration as the other former AGA stockholders. Shares of AGA common stock held by stockholders who validly exercise and perfect appraisal rights will be subject to appraisal in accordance with Delaware law as described above under "The Transaction—Appraisal Rights" on page 96.

        The merger consideration will not be payable in respect of shares of AGA common stock held by AGA or any of its subsidiaries as treasury stock immediately prior to completion of the Merger or shares of AGA common stock owned by St. Jude Medical or any of its subsidiaries immediately prior to the completion of the Merger. St. Jude Medical excludes such shares where referenced below in this section to shares of AGA common stock canceled in the Merger.

        The aggregate amounts of cash and shares of St. Jude Medical common stock payable in the Merger are subject to the following limits:

  •
  The maximum amount of cash payable in the Merger is $20.80 multiplied by 50% of the total number of shares of AGA common stock canceled in the Merger. Thus, up to 50% of the shares of AGA common stock canceled in the Merger will be exchanged for cash. However, in certain circumstances, the aggregate amount of cash payable in the Merger will be reduced, and the aggregate shares of St. Jude Medical common stock will be increased. For a discussion of these circumstances, see the discussion under "—Adjustment to Prevent Inadequate Continuity of Interest" below.

  •
  The maximum number of shares of St. Jude Medical common stock payable in the Merger is the exchange rate multiplied by 50% of the total number of shares of AGA common stock canceled in the Merger. Thus, up to 50% of the shares of AGA common stock canceled in the Merger will be exchanged for shares of St. Jude Medical common stock.

  •
  In no event will the number of shares of St. Jude Medical common stock to be paid in the Offer and the Merger exceed 19.9% of the shares of St. Jude Medical common stock outstanding on date on which shares of AGA common stock are first accepted for payment in the Offer. This limitation is referred to as the "merger stock consideration cap."

        If the aggregate number of shares of St. Jude Medical common stock to be paid in the Offer and the Merger exceeds 19.9% of the number of shares of St. Jude Medical common stock outstanding on date on which shares of AGA common stock are first accepted for payment in the Offer, then each AGA stockholder will receive their pro rata share of the available shares of St. Jude Medical common stock.

        The fractional shares of St. Jude Medical common stock to which an AGA stockholder is entitled in the Merger shall be aggregated with all other fractional shares of all other AGA stockholders in the Merger. Those aggregated shares will be sold in the open market by the exchange agent, as agent for the AGA stockholders having an interest in those shares, and those AGA stockholders will be entitled to their proportional share of the cash proceeds, without interest, from that sale.

Adjustment to Prevent Inadequate Continuity of Interest

        If the aggregate value of the Stock Consideration payable in the Offer and the Merger, as described below, would be less than 40% of the sum of the aggregate amount of cash payable and St. Jude Medical common stock issuable in the Offer and Merger, then, subject to the merger stock consideration cap, the aggregate amount of cash payable in the Merger will be reduced, and the aggregate number of shares of St. Jude Medical common stock issuable in the Offer and the Merger will be increased at a value equal to the Average Trading Price, so that the aggregate value of the St. Jude Medical common stock issuable in the Offer and the Merger equals 40% of the aggregate value of the stock and non-stock consideration payable in the Merger. However, if it is not possible to increase the aggregate value of the St. Jude Medical common stock to this 40% level using the Average Trading Price, then the transaction will be treated as a taxable sale of AGA common stock for U.S. federal income tax purposes, and no adjustment would be made to the amount of Cash Consideration or Stock Consideration paid in the Merger. References to the aggregate value of the stock consideration means the lowest of the following amounts, as reported on the NYSE: (i) the closing St. Jude Medical common stock trading price on the valuation date, (ii) the average between the high and low St. Jude Medical common stock trading prices on the valuation date, and (iii) the volume weighted average of the trading prices of all shares of St. Jude Medical common stock traded on the valuation date. References to the "valuation date" means the applicable valuation date as counsel for AGA and St. Jude Medical mutually agree is appropriate under Treasury Regulation Section 1.368-1(e)(2) for purposes of testing the continuity of interest requirement under Treasury Regulation Section 1.368-1(e) with respect to the Merger and the second merger. Any such adjustment to the shares of AGA common stock being cancelled and converted in the Merger by each former AGA stockholder will be applied by increasing the number of shares of AGA common stock being cancelled and converted into the right to receive the Cash Consideration and decreasing the number of shares of AGA common stock being cancelled and converted into the right to receive the Stock Consideration, in the proportion that the shares surrendered by such former AGA stockholder bears to the total number of shares surrendered by all former AGA stockholders in the Merger.

Treatment of AGA Options and Other Equity-Based Awards

        At the Effective Time of the Merger, each Option to purchase shares of AGA common stock granted under the AGA Medical Holdings, Inc. 2006 Equity Incentive Plan, and the AGA Medical Holdings, Inc. 2008 Equity Incentive Plan, whether vested or unvested, will be cancelled and, in exchange therefor, the surviving corporation will pay to each former holder of any such cancelled Option as soon as practicable following the effective time by a special payroll payment an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the product of (i) the excess of the cash merger consideration over the exercise price per share and (ii) the number of shares subject to such option. If the exercise price per share of any such option is equal to or greater than the Cash Consideration, such option will be canceled without any cash payment being made in respect thereof. In addition, St. Jude Medical may, in its sole discretion, cause the exchange agent, on behalf of the surviving corporation, to make these payments rather than the surviving corporation.

        Each RSU with respect to shares of AGA common stock will fully vest immediately prior to the effective time of the Merger, and each holder of a restricted stock unit shall receive from the surviving corporation as soon as practicable following the effective time by a special payroll payment the Cash Consideration with respect to each such RSU at the same time such Cash Consideration is paid to holders of shares of AGA common stock. In addition, St. Jude Medical may, in its sole discretion, cause the exchange agent, on behalf of the surviving corporation, to make these payments rather than the surviving corporation.

        With respect to the AGA Medical Holdings, Inc. 2008 employee stock purchase plan (the "ESPP"), AGA will not commence any new "Offerings" (as defined in the ESPP) under the ESPP on or after October 15, 2010. Immediately prior to the date of a "Change of Control" (as defined in the ESPP), AGA will take all action necessary to terminate the ESPP and to cancel all rights to purchase AGA common stock currently outstanding under the Offering (as defined in the ESPP) in effect at the time of the Change of Control, and the accumulated payroll deductions previously withheld on behalf of employees who elected to participate in such Offering shall be refunded to such employees. In addition, at the effective time of the Merger, each such employee will receive a cash payment equal to the product of (i) the excess of the cash merger consideration over the per share purchase price, multiplied by (ii) the number of whole shares that such employee was entitled to purchase in such Offering, in each case determined pursuant to the terms of the ESPP and by assuming that the "Offering End Date" and "Purchase Date" (each as defined in the ESPP) occurred immediately prior to the date of the Change of Control.

Other Terms of the Merger Agreement

Representations and Warranties

        The Merger Agreement contains representations and warranties of AGA, St. Jude Medical and Asteroid, to each other, as to, among other things:

  •
  the corporate organization, existence and power of each party and its subsidiaries;

  •
  the authority of each party to enter into the Merger Agreement and make it valid and binding;

  •
  the capitalization of each party;

  •
  no contravention by the execution, delivery and performance of the Merger Agreement of:

  •
  the organizational documents of each party and its subsidiaries,

  •
  applicable law, or

  •
  agreements, instruments and obligations;

  •
  required governmental approvals;

  •
  the completeness and accuracy of each party's filings with the SEC and financial statements;

  •
  the absence of material undisclosed liabilities;

  •
  legal proceedings;

  •
  compliance with law;

  •
  the tax treatment of the Merger;

  •
  the completeness and accuracy of all disclosure documents and information supplied for inclusion in any disclosure documents by each party in connection with the transaction; and

  •
  the exclusivity of the representations and warranties set forth in the Merger Agreement.

        The Merger Agreement contains additional representations and warranties of AGA to St. Jude Medical as to, among other things:

  •
  the conduct of its business in the ordinary course;

  •
  the absence of changes in its business;

  •
  employee benefit plans and related matters;

  •
  certain labor matters;

  •
  environmental liabilities;

  •
  tax matters;

  •
  material contracts;

  •
  the stockholder vote that may be required to approve the Merger;

  •
  insurance policies;

  •
  tangible and real properties;

  •
  intellectual property;

  •
  product and service warranties;

  •
  inventories;

  •
  anti-takeover laws or regulations;

  •
  the absence of any stockholder rights plan;

  •
  related party transactions; and

  •
  fees and the opinion of the financial advisor to AGA.

        The Merger Agreement contains additional representations and warranties of St. Jude Medical to AGA as to, among other things:

  •
  St. Jude Medical's ownership of the common stock of Asteroid and the fact that Asteroid has not engaged in any business activities other than those contemplated by the Merger Agreement;

  •
  the availability of funds to complete the transaction; and

  •
  the required vote or consent of St. Jude Medical as sole shareholder of Asteroid of the Merger Agreement and the transactions contemplated thereby.

        The representations and warranties given in the Merger Agreement will not survive the Merger. The assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules that AGA has provided to St. Jude Medical in connection with signing the Merger Agreement. While neither St. Jude Medical nor AGA believe that the disclosure schedules contain information that the securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties of the parties. Accordingly, AGA stockholders should not rely on the representations and warranties as characterizations of the actual state of facts. These disclosure schedules contain information that has been included in AGA's prior public disclosures, as well as potential additional non-public information.

Conduct of Business

        AGA has agreed, unless St. Jude Medical's prior written consent is obtained or except as disclosed prior to the signing of the Merger Agreement or expressly contemplated by the Merger Agreement, that from the date of the Merger Agreement until the date St. Jude Medical accepts for payment the AGA shares of common stock tendered in the Offer (the "acceptance date") it will, and it will cause each of its subsidiaries to:

  •
  conduct its business in all material respects in the ordinary course consistent with past practice;

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  use commercially reasonable efforts to preserve intact its present business organization and assets;

  •
  use commercially reasonable efforts to keep available the services of its present officers, employees and consultants;

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  use commercially reasonable efforts to preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it; and

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  use commercially reasonable efforts to maintain its assets, rights and properties in good repair and condition, ordinary wear and tear excepted.

        Except as disclosed prior to the signing of the Merger Agreement or as expressly contemplated by the Merger Agreement, AGA has further agreed that without the prior written consent of St. Jude Medical, it and each of its subsidiaries will not, among other things:

  •
  amend their respective organizational documents;

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  declare any dividends, except for dividends payable by an AGA subsidiary to its parent;

  •
  purchase, redeem or otherwise acquire equity interests of AGA or its subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests;

  •
  split, combine, or reclassify any of its equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its equity interests;

  •
  issue any shares of their capital stock or any rights, warrants or options to acquire shares of its capital stock or other equity interests, subject to certain exceptions, other than the issuance of shares upon the exercise of Options and RSUs outstanding on October 13, 2010 in accordance with their terms as in effect on such date;

  •
  acquire any equity interest in, any division or business of, or a substantial portion of the assets of, any other person;

  •
  dispose of assets, other than sales of inventory in the ordinary course of business consistent with past practice;

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  adopt a plan of complete or partial liquidation, dissolution, restructuring, capitalization or other reorganization;

  •
  incur any indebtedness except under the terms of the existing AGA credit agreement in the ordinary course of business consistent with past practice in an amount not in excess of a net debt amount of $229 million, issue or sell any debt securities, make any loans, advances or capital contributions to or investments in any other person, or become responsible for the obligations of any other person, with certain exceptions, enter into any "keep well" or other agreement to maintain any financial statement condition of another person other than AGA or a subsidiary of AGA, or amend any contract to effect any such transactions;

  •
  incur or commit to incur any capital expenditure or authorization or commitment with respect thereto that individually is in excess of $250,000, or in the aggregate are in excess of $1,000,000, except as provided in the Merger Agreement;

  •
  settle, pay, compromise or discharge any claim other than in the ordinary course of business consistent with past practice, cancel any indebtedness or waive any right of material value;

  •
  enter into any material contract, or amend or modify any material contract;

  •
  commence any action, suit, or other proceeding or compromise, settle or agree to settle any material action, suit, or other proceeding, including any action, suit, or other proceeding relating to the Merger Agreement or the transactions contemplated thereby

  •
  change its financial or tax accounting methods, except as required by changes in GAAP or by applicable law, or revalue any of its assets;

  •
  settle any material liability for taxes, amend any material tax return, enter into any material contract with or request any material ruling from any governmental entity relating to taxes, change any material tax election, take any material position on a tax return inconsistent with a position taken on a tax return previously filed, take any other action to materially impair any tax asset reflected in the AGA's SEC filings filed most recently prior to the date thereof, extend or waive any statute of limitations with respect to taxes, or surrender any claim for a material refund of taxes;

  •
  change its fiscal or tax year;

  •
  grant any director, officer, employee or independent contractor any increase in compensation, bonus or other benefits, except in the ordinary course of business consistent with past practice in the compensation of employees that are not officers, grant any director, officer, employee or independent contractor any severance, change in control or termination pay, pay any benefit or grant or amend any award except as required to comply with any applicable law or any company plan in effect as of the date of the Merger Agreement;

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  enter into any collective bargaining agreement or other labor union contract, take any action to accelerate the vesting or payment of any compensation or benefit under any plan or other contract, adopt any new employee benefit plan or arrangement or amend, modify or terminate any existing plan, in each case for the benefit of any director, officer, employee or independent contractor, other than as required by applicable law or in the ordinary course of business consistent with past practice;

  •
  knowingly fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of AGA and its subsidiaries substantially equivalent to those currently in effect;

  •
  renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of AGA or any of its subsidiaries;

  •
  waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreement to which AGA or any of its subsidiaries is a party;

  •
  enter into any new line of business outside of its existing business;

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  enter into any new lease or amend the terms of any existing lease of real property that would require payments over the remaining term of such lease in excess of $250,000;

  •
  knowingly violate or knowingly fail to perform any obligation or duty imposed upon it by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

  •
  create or form any subsidiary or make any other investment in another person;

  •
  modify the standard warranty terms for products sold by AGA or amend or modify any product warranties in effect as of the date hereof in any manner that is adverse to AGA;

  •
  allow any of AGA's or its subsidiaries' trade secrets or other confidential information relating to AGA's or its subsidiaries' existing products or products currently under development to be disclosed, or allow any of AGA's or its subsidiaries' intellectual property rights relating to AGA's or its subsidiaries' existing products or products currently under development to be abandoned, or otherwise to lapse or become unavailable to AGA or its subsidiaries on the same terms and conditions as such rights were available to AGA and its subsidiaries as of the date of this Agreement;

  •
  enter into any distribution agreements not terminable by AGA or its subsidiaries on 60 days notice without penalty, enter into any commitment to any person to enter into any license, distributorship, or sales agreement that by its terms would purport to relate to any of the products of St. Jude Medical or its affiliates or sell, license or otherwise dispose of any intellectual property other than sales of its products and other non-exclusive licenses that are in the ordinary course of business and consistent with past practices, enter into any sales agency agreements or grant "most favored nation" pricing to any person;

  •
  enter into, amend or terminate any contract, agreement, commitment or arrangement with any affiliated person;

  •
  fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

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  knowingly take any action that would result in a failure to maintain trading of AGA's shares on the NASDAQ; or

  •
  knowingly take any action (or omit to take any action) if such action (or omission) could reasonably be expected to result certain conditions to the Offer or Merger not being satisfied.

        AGA has agreed that it shall use commercially reasonable efforts to:

  •
  maintain its material assets and properties in the ordinary course of business in the manner historically maintained, reasonable wear and tear, damage by fire and other casualty excepted;

  •
  promptly repair, restore or replace all material assets and properties in the ordinary course of business consistent with past practice;

  •
  upon any damage, destruction or loss to any of its material assets or properties, apply any and all insurance proceeds, if any, received with respect thereto to the prompt repair, replacement and restoration thereof as reasonably necessary for the operation of AGA's business;

  •
  comply in all material respects with all applicable laws;

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  take all actions necessary to be in compliance in all material respects with all material contracts and to maintain the effectiveness of all its permits;

  •
  notify St. Jude Medical in writing of the commencement of any action, suit, claim or investigation by or against AGA;

  •
  if St. Jude Medical gives AGA written notice not less than 5 business days prior to the closing date of the Merger, take all necessary corporate action to terminate AGA's 401(k) plan effective as of the date immediately prior to the closing date of the Merger, but contingent on the closing of the Merger; and

  •
  pay accounts payable and pursue collection of its accounts receivable in the ordinary course of business, consistent with past practices.

        St. Jude Medical has agreed that from the date of the Merger Agreement until the acceptance date it will, and will cause each of its subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice.

        Except as specifically required or permitted by the Merger Agreement, St. Jude Medical has agreed that from the date of the Merger Agreement until the acceptance date it will not, and will not permit any of its subsidiaries to, without AGA's prior written consent:

  •
  amend their respective organizational documents in a manner that would have a material adverse effect on St. Jude Medical's ability to complete the Offer and the Merger;

  •
  declare, set aside or pay any dividend or other distribution of its common stock, other than the declaration and payment by a subsidiary of St. Jude Medical to St. Jude Medical or other subsidiaries; or

  •
  adopt a plan of complete or partial liquidation or dissolution, or adopt a plan of merger, consolidation, restructuring, recapitalization or other reorganization, if such plan would reasonably be expected to have a material adverse effect on St. Jude Medical's ability to complete the Offer and the Merger.

No Solicitation of Transactions

        Under the terms of the Merger Agreement, subject to certain exceptions described below, AGA has agreed that it will not, and that it will not permit or authorize any of its subsidiaries or any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, the "representatives"), directly or indirectly:

  •
  solicit, initiate, knowingly encourage or knowingly facilitate the submission of any acquisition proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any acquisition proposal;

  •
  enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, any acquisition proposal; or

  •
  adopt a resolution or agree to do any of the foregoing.

        In addition, AGA has agreed that it will, and that it will direct each of its subsidiaries and the representatives of AGA and its subsidiaries to:

  •
  immediately cease and cause to be terminated all existing discussions or negotiations with any person previously conducted with respect to any acquisition proposal;

  •
  request the prompt return or destruction of all confidential information previously furnished; and

  •
  not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of AGA's affiliates or representatives is a party with respect to any acquisition proposal, and will enforce the provisions of any such agreement.

        Notwithstanding the foregoing, if at any time following October 15, 2010 and prior to the purchase of shares of AGA common stock pursuant to the Offer: (i) AGA or its representatives receives a written acquisition proposal that the AGA board of directors believes in good faith to be bona fide, (ii) such acquisition proposal was unsolicited and did not otherwise result from a breach of AGA's obligations to not solicit, (iii) the AGA board of directors determines in good faith (after consultation with outside counsel and its financial advisor) that such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal and (iv) the AGA board of directors determines in good faith (after consultation with outside counsel and its financial advisor) that the failure to take the actions referred to in clause (x), (y) or (z) would be inconsistent with its fiduciary duties to the stockholders of AGA under applicable law, then AGA may (x) furnish information with respect to AGA and its subsidiaries to the person making such acquisition proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to AGA than, those set forth in the confidentiality agreement between St. Jude Medical and AGA; provided, that any non-public information provided to any person given such access shall have been previously provided to St. Jude Medical or shall be provided to St. Jude Medical prior to or concurrently with the time it is provided to such person, (y) engage or participate in discussions or negotiations with the person making such acquisition proposal regarding such acquisition proposal and (z) grant a waiver or release to any person subject to a "standstill" agreement with AGA to submit such acquisition proposal (provided that St. Jude Medical and its subsidiaries are simultaneously released from any standstill that they may be bound to with respect to AGA). AGA may communicate with any person or group of persons that has submitted an acquisition proposal that was unsolicited and did not otherwise involve a breach of AGA's obligations not to solicit pursuant to the Merger Agreement for the limited purpose of clarifying the terms and conditions thereof, provided that such requests for clarifications do not become negotiations or discussions prior to AGA's compliance with the non-solicitation terms of the Merger Agreement.

        Except as otherwise permitted by the Merger Agreement, neither the AGA board of directors nor any committee thereof shall:

  •
  (i) withdraw (or modify or qualify in any manner adverse to St. Jude Medical or Asteroid) the approval, recommendation or declaration of advisability by the AGA board of directors or any such committee of the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated thereby, (ii) adopt, approve, recommend, endorse or otherwise declare advisable to the stockholders of AGA the adoption of any acquisition proposal or (iii) adopt a resolution or agree to take any such actions (the foregoing actions being referred to as an "adverse recommendation change") or

  •
  (i) cause or permit AGA to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract other than a confidentiality or similar agreement (each, an "alternative acquisition agreement") constituting or related to, or which is intended to or is reasonably likely to lead to, any acquisition proposal or (ii) adopt a resolution or agree to take any such actions.

        Notwithstanding the foregoing or anything to the contrary in the Merger Agreement, at any time prior to the purchase of shares pursuant to the Offer, the AGA board of directors may, if the AGA board of directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of AGA under applicable law:

  •
  make an adverse recommendation change in response to either (i) a superior proposal or (ii) material changes in circumstances that are not related to an acquisition proposal and were not known to the AGA board of directors nor reasonably foreseeable by the AGA board of directors as of or prior to the date of the Merger Agreement (an "intervening event"), or

  •
  solely in response to a superior proposal received after the date hereof that was unsolicited and did not otherwise involve a breach of AGA's obligations not to solicit, cause AGA to terminate the Merger Agreement (including payment of the termination fee or the alternative termination fee) and concurrently enter into a binding alternative acquisition agreement with respect to such superior proposal.

        However, AGA may not make an adverse recommendation change or terminate the Merger Agreement in response to a superior proposal as referred to above or enter into an alternative acquisition agreement unless:

  •
  AGA promptly notifies St. Jude Medical in writing at least five business days before taking any such action of its intention to do so, and specifying the reasons therefor, including the terms and conditions of, and the identity of any person making, such superior proposal, and contemporaneously furnishing a copy of the relevant alternative acquisition agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such superior proposal shall require a new written notice by AGA and a single new five business day period commencing on the date of such new notice), and

  •
  prior to the expiration of such five business day period, St. Jude Medical does not make a bona fide proposal to adjust the terms and conditions of the Merger Agreement that the AGA board of directors determines in good faith (after consultation with outside counsel and its financial advisor) would cause such initial superior proposal to cease to be a superior proposal after giving effect to, among other things, the payment of the termination fee or alternative termination fee.

        In addition, the AGA board of directors may not make an adverse recommendation change in response to an intervening event as referred to above unless AGA:

  •
  provides St. Jude Medical with written information describing such intervening event in reasonable detail as soon as reasonably practicable after becoming aware of it,

  •
  keeps St. Jude Medical reasonably informed of developments with respect to such intervening event,

  •
  notifies St. Jude Medical in writing at least five business days before making an adverse recommendation change with respect to such intervening event of its intention to do so and specifying the reasons therefore, and

  •
  prior to the expiration of such five business day period, St. Jude Medical does not make a bona fide proposal that results in the AGA board of directors determining that such action is no longer inconsistent with its fiduciary duties to the stockholders of AGA under applicable law.

        During the five business day period prior to its effecting an adverse recommendation change or terminating the Merger Agreement or entering into an alternative acquisition agreement as referred to above, AGA will, and shall cause its financial and legal advisors to, negotiate with St. Jude Medical in good faith (to the extent St. Jude Medical seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by the Merger Agreement proposed by St. Jude Medical. In the event that St. Jude Medical does make a bona fide proposal to adjust the terms and conditions of the Merger Agreement, that the AGA board of directors determines in good faith (after consultation with outside counsel and its financial advisor) would cause such initial superior proposal to cease to be a superior proposal after giving effect to, among other things, the payment of the termination fee or alternative termination fee described in the termination section of the Merger Agreement, and the person making such proposal subsequently materially amends its proposal, then the period of business days referred to above shall be reduced to three business days for the second time such provisions are triggered and to two business days for each subsequent time that such provisions are triggered again. However, if such provisions are triggered or continuing to be triggered five business days prior to the scheduled expiration of the Offer by repeated proposals by St. Jude Medical to adjust the terms and conditions of the Merger Agreement and repeated adjustments to the proposal from the third person that triggered the matching provisions of the Merger Agreement, then AGA may make a factually accurate public statement by AGA that describes the status of the process taking place with respect to such bidding.

For the avoidance of doubt, prior to making a determination as to whether failure to make an adverse recommendation change or terminate the Merger Agreement or enter into an alterative acquisition agreement would be inconsistent with its fiduciary duties to the stockholders under applicable law, the AGA board of directors will take into account any bona fide adjustments to the terms of the Merger Agreement that are offered by St. Jude Medical pursuant to the foregoing matching rights.

        For purposes of the restrictions described above, an "acquisition proposal" means any inquiry, proposal or offer from any person or group of persons (other than St. Jude Medical and its Affiliates) relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, consolidation, tender offer, self-tender, Offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, (i) of assets or businesses of AGA and its subsidiaries that generate 10% or more of the net revenues or net income or that represent 10% or more of the total assets (based on fair market value), of AGA and its subsidiaries, taken as a whole, immediately prior to such transaction, (ii) of 10% or more of any class of capital stock, other equity security or voting power of AGA or any resulting parent company of AGA or (iii) involving AGA or any of its subsidiaries, individually or taken together, whose businesses constitute 10% or more of the net revenues, net income or total assets (based on fair market value) of AGA and its subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than the transactions contemplated by the Merger Agreement.

        For purposes of the restrictions described above, a "superior proposal" means any bona fide written acquisition proposal that was unsolicited and did not otherwise involve a breach of AGA's obligations not to solicit under the Merger Agreement that the AGA board of directors determines in good faith (after consultation with outside counsel and its financial advisor) (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including, if such acquisition proposal requires financing, the financing terms thereof, including the likelihood of obtaining financing and the terms on which such financing may be secured and (ii) if consummated, would result in a transaction that is more favorable to the stockholders of AGA from a financial point of view than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed by St. Jude Medical in response to such proposal pursuant to the terms of the Merger Agreement or otherwise, and including any break-up fees and expense reimbursement provisions); provided, that, for purposes of this definition of "superior proposal," references in the term "acquisition proposal" to "10%" shall be deemed to be references to "50%."

        Under the Merger Agreement, AGA is obligated to advise St. Jude Medical in writing within 36 hours after receiving any (i) acquisition proposal, (ii) any request for nonpublic information, discussion or negotiation that the AGA board of directors determines in good faith is reasonably likely to lead to or that contemplates an acquisition proposal, or (iii) any inquiry, proposal or offer that the AGA board of directors determines is reasonably likely to lead to an acquisition proposal, in each case together with a description of the material terms and conditions of such acquisition proposal, request, inquiry, proposal or offer. AGA is obligated to promptly (and in any event within 36 hours) notify St. Jude Medical in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an acquisition proposal and in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice, and provided that AGA discloses to St. Jude the identity of the person making such acquisition proposal before engaging in such discussions or negotiations (other than discussions or negotiations related solely to entering into a customary confidentiality agreement prior to providing such information).

        Nothing in the Merger Agreement prohibits AGA from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other applicable law or from disclosing any information to AGA's stockholders

(including any factually accurate public statement by AGA that describes AGA's receipt of an acquisition proposal and the operation of the Merger Agreement with respect thereto) when, in the good faith judgment of the AGA board of directors, after receiving advice of outside counsel, the failure to do so would be inconsistent with its fiduciary duties to AGA's stockholders under applicable law.

Directors' and Officers' Indemnification

        Under the Merger Agreement, Asteroid will indemnify and hold harmless AGA's current or former officers and directors for any and all loss and liability suffered and expenses incurred by such officers and directors in connection with any action arising out of pertaining to the fact that the indemnified person is or was an officer, director, employee or fiduciary of AGA or any of its subsidiaries prior to the effective time of the Merger, to the fullest extent that AGA would be permitted under applicable law or required or permitted under the AGA certificate of incorporation or bylaws.

        For six years after the effective time of the Merger, under the Merger Agreement, St. Jude Medical will cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by AGA, although St. Jude Medical may substitute policies of at least the same coverage and amounts containing terms and conditions which are no less favorable in any material respect. However, neither St. Jude Medical nor AGA will be obligated to make annual premium payments for this insurance if the premiums exceed 200% of the annual premiums paid as of the date of the Merger Agreement by AGA for such insurance. If the insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the maximum premium, St. Jude Medical will maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to 200% of the annual premiums paid by AGA.

        Under the Merger Agreement, instead of the insurance coverage described above, effective as of the effective time of the Merger, St. Jude Medical may require AGA to purchase a directors' and officers' liability insurance "tail" or "runoff" insurance program for a period of six years after the effective time of the Merger.

Conditions to the Offer

        Pursuant to the terms of the Merger Agreement, Asteroid is not required to accept for payment or, subject to any applicable rules of the SEC, to pay for any shares of AGA common stock tendered pursuant to the Offer, and may delay the acceptance for payment or payment of any shares of AGA common stock or terminate or amend the Offer if the following conditions are not satisfied or waived by Asteroid prior to the Offer:

Minimum Condition

        Prior to the expiration date of the Offer, as it may be extended pursuant to the Merger Agreement, there must be validly tendered and not withdrawn (not including shares of AGA common stock subject to a notice of guaranteed delivery unless such shares have actually been delivered) prior to the expiration date of the Offer, a number of shares of AGA common stock, which, together with any shares of AGA common stock that St. Jude Medical, Asteroid or any other subsidiary of St. Jude Medical owns, which constitute at least a majority of the sum of:

  •
  the total number of shares of AGA common stock outstanding; and

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  the number of shares of AGA common stock issuable upon exercise or conversion of all Options rights and convertible securities outstanding.

        The minimum condition will be a majority of 53,784,711 shares of AGA common stock, which is equal to the sum of the total number of outstanding shares of AGA common stock and the total number of shares of AGA common stock issuable upon the exercise of all outstanding Options and RSUs to purchase AGA common stock and employee stock purchase plan rights. Other than the Options, RSUs and employee stock purchase plan rights, there are no rights or other securities convertible into or exercisable for shares of AGA common stock outstanding. As a result, there must be validly tendered and not withdrawn 26,892,357 shares of AGA common stock in the Offer to satisfy the minimum condition. Assuming that the stockholders of AGA who have entered into the tender and voting agreement tender or cause to be tendered all of the shares they beneficially owned as of October 13, 2010 no additional shares of AGA common stock must be tendered in the Offer to satisfy the minimum condition unless there is a tender and voting agreement release. If there is a tender and voting agreement release, an additional 10,756,944 shares of AGA common stock, representing approximately 20.0% of the sum of outstanding shares and shares issuable upon exercise of Options, RSUs and employee stock purchase plan rights, or 21.4% of the outstanding shares of AGA common stock (excluding shares issuable upon exercise of Options, RSUs and employee stock purchase plan rights) as of October 13, 2010, must be tendered into the Offer to satisfy the minimum condition.

Other Conditions

        The Offer is also subject to conditions that must be satisfied or waived by Asteroid prior to the expiration of the Offer, including the following:

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  the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and under applicable foreign antitrust laws;

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  the registration statement of which this prospectus/offer to exchange is a part having been declared effective by the Securities and Exchange Commission and no stop order suspending the effectiveness of the registration statement having been issued by the SEC;

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  the shares of common stock of St. Jude Medical to be issued in the Offer having been approved for listing on the NYSE;

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  AGA having received written letters of resignation from the current members of its board of directors, other than three independent directors, and each subsidiary;

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  AGA having not breached or failed to comply in any material respect with any of its obligations, covenants or agreements in the Merger Agreement;

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  the representations and warranties of AGA contained in the Merger Agreement having been true and correct as of the date of the Merger Agreement and as of the time for acceptance and payment of the shares (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), subject to applicable materiality qualifications;

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  the Merger Agreement not having been terminated in accordance with its terms, or amended in accordance with its terms to provide for such termination;

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  no event having occurred that has had or would reasonably be expected to have a material adverse effect on AGA; and

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  there must not have been any action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding pending by an governmental entity, or any federal, state, local or foreign law (including common law, FDA laws, and foreign drug laws), statute, ordinance, rule, code, regulation, injunction, judgment, order, decree or other legally enforceable requirement enacted, entered, or promulgated by a governmental entity that seeks to:

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  make illegal or otherwise prohibit the consummation of the Offer or the Merger;

    •
    impose material limitations on St. Jude Medical's ability to acquire, hold or effectively exercise full rights of ownership of the shares of AGA common stock, including the right to vote the shares of AGA common stock purchased or owned by St. Jude Medical;

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    prohibit or limit the ownership, operation or control by AGA, St. Jude Medical or any of their respective subsidiaries of any material portion of the business or assets of AGA, St. Jude Medical or any of their respective subsidiaries which would be material in the context of either the value of AGA and its subsidiaries taken as whole, to St. Jude Medical upon consummation of the Offer and Merger, or to St. Jude Medical and its subsidiaries taken as a whole; or

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    compel AGA, St, Jude Medical or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of AGA, St. Jude Medical or any of their respective subsidiaries which would be material in the context of either the value of AGA and its subsidiaries taken as whole, to St. Jude Medical upon consummation of the Offer and Merger, or to St. Jude Medical and its subsidiaries taken as a whole.

        If any one of the above conditions is not met, including the minimum condition, then Asteroid is not required to accept for payment or, subject to any applicable rules of the SEC, to pay for any shares of AGA common stock tendered pursuant to the Offer. St. Jude Medical and Asteroid, however, have reserved the absolute right, in their sole discretion, subject to terms of the Merger Agreement, to waive, in whole or in part, any of the conditions to the Offer, or to modify the terms or conditions of the Offer consistent with the terms of the Merger Agreement, except that, without the prior written consent of AGA, neither St. Jude Medical nor Asteroid may (except, in certain circumstances, in connection with its matching rights in the event of a competing offer), (i) reduce the Cash Consideration or Stock Consideration, (ii) subject to the terms of the Merger Agreement, change the form of consideration payable in the Offer, (iii) reduce the number of shares to be purchased by Asteroid in the Offer, (iv) waive or amend the minimum condition or the requirement that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 be expired or terminated or that the registration statement to which this prospectus/offer to exchange relates be effective and not subject to a stop order by the SEC, (v) add to the conditions to the Offer or impose any other conditions to the Offer, (vi) extend the expiration date of the Offer except as required by the Merger Agreement, (vii) otherwise amend, modify, or supplement any condition to the Offer or any term of the Offer in a manner adverse to the holders of the shares of AGA common stock, or (viii) abandon or terminate the Offer except as provided for in the Merger Agreement. See "The Transaction—Extension; Termination and Amendment").

Termination of the Merger Agreement

        The Merger Agreement may be terminated and the Offer and Merger abandoned at any time prior to the acceptance date:

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  by mutual written consent of St. Jude Medical and AGA;

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  by either St. Jude Medical or AGA if a final and nonappealable order, decree, ruling or other action has been issued permanently prohibiting the Offer, the Merger, or the second merger (provided, that the party seeking to terminate the Merger Agreement has used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action);

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  by St. Jude Medical, at any time prior to the acceptance date:

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  if AGA has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement (other than with respect to a breach of the non-solicitation covenant or covenant regarding AGA's obligation to hold a stockholders'

      meeting, which are covered elsewhere) or if any representation or warranty of AGA has become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate (i) would result in the failure of an offer condition or of any of the conditions to the Offer and Merger, and (ii) cannot be or, to the extent curable by AGA, has not been cured by the earlier of (1) March 1, 2011, and (2) 30 days after the giving of written notice to AGA of such breach or failure; provided, that St. Jude Medical will not have the right to terminate the Merger Agreement pursuant to the foregoing if St. Jude Medical or Asteroid is then in material breach of any of its covenants or agreements set forth in the Merger Agreement;

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    if (i) the AGA board of directors (or any committee thereof) effects an adverse recommendation change, (ii) AGA or the AGA board of directors (or any committee thereof) approves or recommends, or causes or permits AGA to enter into, an alternative acquisition agreement relating to an acquisition proposal, (iii) AGA fails publicly to reaffirm its recommendation of the Merger within 5 business days after a request at any time to do so by St. Jude Medical, or within 5 business days after the date any acquisition proposal or any material modification thereto is first commenced, published or sent or given to the AGA stockholders (which reaffirmation must also include, with respect to an acquisition proposal that has been publicly announced or sent to AGA stockholders, a rejection of such acquisition proposal, it being understood that taking no position with respect to the acceptance of such acquisition proposal or modification thereto shall constitute a failure to reject such acquisition proposal), (iv) AGA shall have breached any of its obligations under the non-solicitation covenant or covenant regarding AGA's obligation to hold a stockholders' meeting, which are covered elsewhere) or (v) AGA or the AGA board of directors (or any committee thereof) shall formally resolve or publicly authorize or publicly propose to take any of the foregoing actions; or

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    if (i) Asteroid shall not have accepted for payment and paid for shares of AGA common stock pursuant to the Offer on or before March 1, 2011, (ii) the Offer has expired or been terminated in accordance with its terms without Asteroid having purchased any shares of AGA common stock pursuant thereto, or (iii) Asteroid has failed to commence the Offer by November 14, 2010; provided, that St. Jude Medical will not have the right to terminate the Merger Agreement pursuant to the foregoing if such failure to accept for payment and pay for shares of AGA common stock, to purchase shares of AGA common stock or to commence the Offer is due to St. Jude Medical's or Asteroid's breach of the Merger Agreement.

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  by AGA, at any time prior to the acceptance date:

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  if St. Jude Medical or Asteroid has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of St. Jude Medical or Asteroid has become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate (i) has had or would reasonably be expected to have a material adverse effect on St. Jude Medical, and (ii) cannot be or, to the extent curable by St. Jude Medical or Asteroid, has not been cured by the earlier of (1) March 1, 2011 and (2) 30 days after the giving of written notice to St. Jude Medical of such breach or failure; provided, that AGA will not have the right to terminate the Merger Agreement pursuant to the foregoing if it is then in material breach of any of its covenants or agreements set forth in the Merger Agreement;

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  solely in response to a superior proposal received after October 15, 2010 that was unsolicited and did not otherwise involve a breach of AGA's non-solicitation obligations, provided, that AGA (i) immediately after such termination entered into the alternative acquisition agreement, (ii) otherwise complied with all of its obligations pursuant to the non-solicitation covenant, and (iii) prior to or concurrently with such termination, paid the termination fee or alternative termination fee, as applicable;

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    if (i) Asteroid has not accepted for payment and paid for shares of AGA common stock pursuant to the Offer on or before March 1, 2011, (ii) the Offer has expired or been terminated in accordance with its terms without Asteroid having purchased any shares of AGA common stock pursuant thereto, or (iii) Asteroid has failed to commence the Offer by November 14, 2010; provided, that AGA will not have the right to terminate the Merger Agreement pursuant to the foregoing if such failure to accept for payment and pay for shares of AGA common stock, to purchase shares of AGA common stock or to commence the Offer is due to AGA's breach of the Merger Agreement.

Termination Fees and Expenses

        AGA has agreed to pay St. Jude Medical a termination fee of $32,475,000, if the Merger Agreement is terminated:

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  by St. Jude Medical, if (i) an acquisition proposal (whether or not conditional) or intention to make an acquisition proposal (whether or not conditional) shall have been made directly to the stockholders, otherwise publicly disclosed or otherwise publicly communicated to senior management of AGA or the AGA board of directors; (ii) (A) AGA breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement and such breach would result in the failure of an offer condition or any of the other conditions to the consummation of the Offer or Merger which cannot be cured prior to March 1, 2011 or 30 days after the giving of written notice to AGA of such breach; provided that St. Jude Medical will not have the right to terminate the Merger Agreement pursuant to the foregoing clause (A) if St. Jude Medical or Asteroid is then in material breach of any of its convenants or agreements set forth in the Merger Agreement, or (B) (1) Asteroid shall not have accepted for payment and paid for shares of AGA common stock pursuant to the Offer on or before March 1, 2011, (2) the Offer has expired or been terminated in accordance with its terms without Asteroid having purchased any shares of AGA common stock pursuant thereto, or (3) Asteroid has failed to commence the Offer by November 14, 2010 (unless, in the case of clause (B) immediately prior to such termination a number of shares of AGA common stock satisfying the minimum condition have been tendered into the Offer and not withdrawn); provided, that St. Jude Medical will not have the right to terminate the Merger Agreement pursuant to the foregoing clause (B) if such failure to accept for payment and pay for shares of AGA common stock, to purchase shares of AGA common stock or to commence the Offer is due to St. Jude Medical's or Asteroid's breach of the Merger Agreement; and (iii) within 12 months after the date of such termination, AGA enters into an agreement in respect of any acquisition proposal and such transaction is subsequently consummated (whether consummated before or after such 12-month period), or recommends or submits an acquisition proposal to its stockholders for adoption and such transaction is subsequently consummated (whether consummated before or after such 12-month period), or a transaction in respect of an acquisition proposal is consummated within such 12-month period, which, in each case, need not be the same acquisition proposal that was made, publicly disclosed or communicated prior to termination of the Merger Agreement (for purposes of this clause (iii), each reference to "10%" in the definition of "acquisition proposal" shall be deemed to be a reference to "50%");

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  by St. Jude Medical, if (i) the AGA board of directors (or any committee thereof) effects an adverse recommendation change, (ii) AGA or the AGA board of directors (or any committee thereof) approves or recommends, or causes or permits AGA to enter into, an alternative acquisition agreement relating to an acquisition proposal, (iii) AGA fails publicly to reaffirm its recommendation of the Merger within 5 business days after a request at any time to do so by St. Jude Medical, or within 5 business days after the date any acquisition proposal or any material modification thereto is first commenced, published or sent or given to the AGA stockholders (which reaffirmation must also include, with respect to an acquisition proposal that has been publicly announced or sent to AGA stockholders, a rejection of such acquisition proposal, it being understood that taking no position with respect to the acceptance of such acquisition proposal or modification thereto shall constitute a failure to reject such acquisition proposal), (iv) AGA shall have breached any of its obligations under the non-solicitation covenant or covenant regarding AGA's obligations to hold a stockholders' meeting) or (v) AGA or the AGA board of directors (or any committee thereof) shall formally resolve or publicly authorize or publicly propose to take any of the foregoing actions;

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  by AGA, if (i) an acquisition proposal (whether or not conditional) or intention to make an acquisition proposal (whether or not conditional) shall have been made directly to the stockholders, otherwise publicly disclosed or otherwise publicly communicated to senior management of AGA or the AGA board of directors; (ii) (A) Asteroid shall not have accepted for payment and paid for shares of AGA common stock pursuant to the Offer on or before March 1, 2011, (B) the Offer has expired or been terminated in accordance with its terms without Asteroid having purchased any shares of AGA common stock pursuant thereto, or (3) Asteroid has failed to commence the Offer by November 14, 2010 (unless immediately prior to such termination a number of shares of AGA common stock satisfying the minimum condition have been tendered into the Offer and not withdrawn); provided, that AGA will not have the right to terminate the Merger Agreement pursuant to the foregoing clause (ii) if such failure to accept for payment and pay for shares of AGA common stock, to purchase shares of AGA common stock or to commence the Offer is due to AGA's breach of the Merger Agreement; and (iii) within 12 months after the date of such termination, AGA enters into an agreement in respect of any acquisition proposal and such transaction is subsequently consummated (whether consummated before or after such 12-month period), or recommends or submits an acquisition proposal to its stockholders for adoption and such transaction is subsequently consummated (whether consummated before or after such 12-month period), or a transaction in respect of an acquisition proposal is consummated within such 12-month period, which, in each case, need not be the same acquisition proposal that was made, publicly disclosed or communicated prior to termination of the Merger Agreement (for purposes of this clause (iii), each reference to "10%" in the definition of "acquisition proposal" shall be deemed to be a reference to "50%"); and

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  by AGA solely in response to a superior proposal received after October 15, 2010 that was unsolicited and did not otherwise involve a breach of AGA's non-solicitation obligations, provided, that AGA (i) immediately after such termination entered into the alternative acquisition agreement, (ii) otherwise complied with all of its obligations pursuant to the non-solicitation covenant, and (iii) prior to or concurrently with such termination, paid the termination fee or alternative termination fee, as applicable.

        Notwithstanding the foregoing, in the event the Merger Agreement is terminated by St. Jude Medical or AGA pursuant to the foregoing four bullets, and the adverse recommendation change or the superior proposal that is the basis for termination is based on a qualified acquisition proposal, or if the acquisition proposal referred to in clause (i) of the first or third bullet, relating to a termination of the Merger Agreement described in such bullet is a qualified acquisition proposal, and the acquisition proposal actually consummated is with the same person as the person who made the qualified acquisition proposal, AGA shall pay to St. Jude Medical a termination fee of $21,650,000 in lieu of the termination fee. This lower termination fee is referred to as the "alternative transaction fee." As used herein, a "qualified acquisition proposal" means an acquisition proposal (i) received no later than

11:59 P.M. Central Time on November 2, 2010 (the 15th calendar day following the date of first public announcement of the Merger Agreement), (ii) that was unsolicited and did not otherwise involve a breach of AGA's non-solicitation obligations, (iii) that the AGA board of directors determined in good faith (after consultation with outside counsel and its financial advisor) was or was reasonably likely to result in a superior proposal and provided St. Jude Medical notice of such determination no later than 11:59 P.M. Central Time on November 3, 2010 (the 16th calendar day following the date of first public announcement of the Merger Agreement).

        Subject to certain exceptions, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Offer documents, the Schedule 14D-9 and the proxy statement, and all filing and other fees paid to the SEC or in respect of the HSR Act, in each case in connection with the merger (other than attorneys' fees, accountants' fees and related expenses), will be borne by St. Jude Medical. Any fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement incurred by an AGA stockholder (such as fees and expenses of separate counsel to such stockholder) will be borne by such stockholder.

Effect of Termination

        In the event that the Merger Agreement is terminated by St. Jude Medical due to an adverse recommendation change or approval or recommendation of an alternative acquisition agreement relating to an acquisition proposal by AGA or similar circumstances, or terminated by AGA in order to enter into an agreement with respect to a superior proposal, in each case in accordance with the terms of the Merger Agreement, St. Jude Medical will promptly amend the Offer to disclose that such Offer is no longer pursuant to the Merger Agreement. Any Offer so amended and continued after the termination of the Merger Agreement will not be subject to any terms or conditions of the Merger Agreement (and St. Jude Medical and Asteroid will not be subject to any standstill agreement previously entered into). In the event that the Merger Agreement is terminated pursuant to any other termination right, then as promptly as practicable after such termination, St. Jude Medical will terminate the Offer. Nothing in the Merger Agreement is to be construed as a standstill or restriction that would limit St. Jude Medical or any of its subsidiaries from acquiring capital stock of AGA by any means at any time after termination of the Merger Agreement (or termination of the Offer).

Amendment of the Merger Agreement and Waiver of Rights

        The Merger Agreement may be amended, modified or supplemented by the respective boards of directors of St. Jude Medical and AGA at any time prior to the effective time of the Merger, whether before or after AGA has obtained the approval of its stockholders. However, after Asteroid has accepted for payment and paid for shares of AGA common stock pursuant to the exchange offer no amendment may be made which decreases the merger consideration. In addition, after AGA has obtained the approval of its stockholders, no amendment may be made that pursuant to applicable law requires further approval or adoption by the stockholders without such further approval or adoption.

        At any time prior to the effective time of the Merger or second merger, the respective boards of directors of St. Jude Medical and AGA may, (i) extend the time for the performance of any of the obligations or acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties set forth in the merger agreement or any document delivered pursuant hereto or (iii) subject to applicable law, waive compliance with any of the agreements or conditions of the other parties contained in the merger agreement. However, that after AGA has obtained the approval of its stockholders, no waiver may be made that pursuant to applicable law requires further approval or adoption by the stockholders without such further approval or adoption.

 Tender and Voting Agreement

        In order to induce St. Jude Medical to enter into the Merger Agreement, certain stockholders of AGA affiliated with Welsh Carson and Franck Gougeon (holding an aggregate of approximately 65% of the outstanding shares of AGA common stock as of October 13, 2010) entered into a tender and voting agreement with St. Jude Medical. Pursuant to the tender and voting agreement, such persons have agreed, in their capacity as stockholders, to tender into the Offer, prior to the termination date of the tender and voting agreement and except as otherwise described below, their shares of AGA common stock and to vote such shares at any meeting of the stockholders of AGA or in connection with any written consent of the stockholders of AGA:

  •
  in favor of the Merger, the execution and delivery by AGA of the Merger Agreement, the adoption and approval of the Merger Agreement and the terms thereof and each of the other matters necessary for consummation of the Merger and the other transactions contemplated by the Merger Agreement (whether or not recommended by the AGA board of directors);

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  against any acquisition proposal, any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or other business combination between AGA and any other person (other than the Merger and the second merger), any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or the support and tender agreement or any transaction that results in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of AGA or any of its subsidiaries under the Merger Agreement, and any change in the present capitalization or dividend policy of AGA or any amendment or other change to AGA's certificate of incorporation or bylaws, except if approved by St. Jude Medical; and

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  prior to the termination date and at any time after the acceptance date, in favor of all necessary and desirable actions to cause the election (and maintenance) of the St. Jude Medical designees to AGA's board of directors pursuant to the terms of the Merger Agreement (and, unless requested by St. Jude Medical, against the removal of any of the St. Jude Medical designees from the AGA board of directors).

        Each stockholder who is party to the tender and voting agreement also agreed that prior to the termination date of the tender and voting agreement (except with respect to any excess shares that were released following an adverse recommendation change or termination of the Merger Agreement in accordance with its terms as described below) such stockholder will not:

  •
  solicit, initiate, endorse, knowingly encourage or knowingly facilitate the submission of any acquisition proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any acquisition proposal (other than by the parties to the Merger Agreement);

  •
  enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, any acquisition proposal;

  •
  execute or enter into any contract constituting or relating to any acquisition proposal, or approve or recommend any acquisition proposal or any contract constituting or relating to any acquisition proposal (or authorize or resolve to agree to do any of the foregoing actions); or

  •
  make, or in any manner participate in a "solicitation" (as such term is used in the rules of the SEC) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of their Shares of AGA common stock intending to facilitate any acquisition proposal or cause stockholders of AGA not to vote to approve the Merger or any other transaction contemplated by the Merger Agreement.

        In the event of an adverse recommendation change by the AGA board of directors or a termination of the Merger Agreement by AGA in response to a superior proposal and entry into a binding alternative acquisition agreement with respect to such superior proposal, the obligation of each stockholder who is a party to the tender and support agreement to tender and not withdraw the shares of AGA common stock held by and to vote the shares of AGA common stock held by them in the manner described above will not apply to an aggregate number of shares of AGA common stock held by the stockholders that is in excess of an aggregate of 30% of the total number of shares of AGA common stock outstanding on a fully diluted basis as of the date on which determination of the number of such excess shares is made (such excess shares being referred to herein as the "excess shares"), and the stockholders may withdraw any previously tendered shares that constitute such excess shares from the Offer.

        If no shares of AGA common stock have been accepted for payment under the Offer by December 15, 2010 as a result of certain conditions to the closing of the Offer not having been satisfied, then the stockholders who are a party to the tender and voting agreement may transfer excess shares in a private placement to any person (other than certain specified prohibited persons) provided that such persons agree to be bound by all of the terms and provisions of the tender and voting agreement.

        In addition, upon the acceptance date of the Offer, each stockholder who is party to the tender and voting agreement has also agreed that such stockholder will cause its designees to the AGA board of directors to resign promptly, and to fill the resulting vacancy with the St. Jude Medical director designees.

        Each stockholder also has agreed to take all such actions necessary to cause the stockholders agreement among the stockholders who are parties to the tender and voting agreement to terminate upon consummation of the Offer, and the registration rights agreement among the stockholders who are parties to the tender and voting agreement and AGA to terminate upon consummation of the Offer.

        The tender and voting agreement will terminate upon the earliest to occur of the following: (i) the effective time of the Merger, (ii) written notice of termination of the tender and voting agreement by St. Jude Medical to the stockholders, (iii) March 1, 2011, (iv) the 15th day after the Merger Agreement is terminated if by such date St. Jude Medical has not either amended the original Offer, or commenced a new Offer, (v) the date St. Jude Medical or Asteroid terminates, withdraws, or abandons the Offer (without making a new Offer as described in (iv), (vi) the date on which the Offer or a new offer is revised (except in the context of St. Jude Medical's "matching right") to (A) reduce the cash consideration or stock consideration payable in the Offer, (B) change the form of consideration payable, (C) reduce the number of shares to be purchased by Asteroid, (D) waive or amend the minimum condition or certain other conditions to the consummation of the Offer, (E) add to the conditions to the consummation of the Offer, (F) extend the expiration date beyond March 1, 2011, or (G) otherwise amend, modify, or supplement any conditions to the consummation of the Offer or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of shares of AGA common stock, or (vii) the date on which a third party acquires more than 50% of AGA's outstanding voting securities on a fully diluted basis.

Tax Treatment

        St. Jude Medical and AGA intend that the Offer, the Merger and second merger, taken together, qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

        In certain circumstances where the St. Jude Medical common stock price drops significantly, the transaction will be treated as a taxable transaction for U.S. federal income tax purposes, in which case the second merger will not occur. For further discussion, see "Material U.S. Federal Income Tax Consequences" and "Risk Factors."

ST. JUDE MEDICAL, INC. AND ASTEROID SUBSIDIARY CORPORATION

St. Jude Medical

        The following is a brief description of the business of St. Jude Medical. Additional information regarding St. Jude Medical is contained in its filings with the SEC. For information on how you can obtain copies of such filings, please see the section entitled "Where You Can Find Additional Information" beginning on page 2 of this prospectus/offer to exchange.

        St. Jude Medical's business is focused on the development, manufacture and distribution of cardiovascular medical devices for the global cardiac rhythm management, cardiology, cardiac surgery and atrial fibrillation therapy areas and implantable neurostimulation medical devices for the management of chronic pain. St. Jude Medical sells its products in more than 100 countries around the world. Its largest geographic markets are the United States, Europe, Japan and Asia Pacific. Its four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF), and Neuromodulation (NMD). Its principal products in each operating segment are as follows: CRM—tachycardia implantable cardioverter defibrillator systems (ICDs) and bradycardia pacemaker systems (pacemakers); CV—vascular closure devices, heart valve replacement and repair products and pressure measurement guidewires; AF—electrophysiology introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems; and NMD—neurostimulation devices.

        The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of St. Jude Medical are set forth at Annex E hereto.

Asteroid

        Asteroid was incorporated in Delaware on October 12, 2010 and is an indirect wholly-owned subsidiary of St. Jude Medical. Its principal executive officers are located at One St. Jude Medical Drive, St. Paul, Minnesota 55117, and its telephone number is (651) 756-2000. Since it is a newly formed corporation with no operating history, and it was created specifically to enable St. Jude Medical to acquire all of the outstanding shares of AGA's common stock, it does not have financial information to be presented in this prospectus/offer to exchange.

        The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Asteroid are set forth at Annex E hereto.

AGA MEDICAL HOLDINGS, INC.

Overview

        AGA is a leading innovator and manufacturer of medical devices for the treatment of structural heart defects and vascular abnormalities. AGA's AMPLATZER occlusion devices offer minimally invasive, transcatheter treatments that have been clinically shown to be highly effective in defect closure. AGA's devices and delivery systems use relatively small catheters and can be retrieved and repositioned prior to release from the delivery cable, enabling optimal placement without the need to repeat the procedure or use multiple devices. AGA is the only manufacturer with occlusion devices approved to close seven different structural heart defects, and AGA believes it has the leading market positions in the United States and Europe for each of its devices, having shipped more than 450,000 devices. AGA sells its devices to interventional cardiologists, interventional radiologists, vascular surgeons and electrophysiologists in 112 countries through a combination of direct sales and the use of distributors, with international markets representing approximately 62.7%, 59.2% and 57.9% of AGA's net sales in 2009, 2008 and 2007, respectively. Included in the 2009 percentage for international markets is Italy, which represented 12.3% of net sales, respectively.

        AGA received a CE Mark in Europe for its initial occlusion devices and related delivery systems in 1998. In 2001, AGA received U.S. regulatory approval to commercialize its AMPLATZER Septal Occluder, which addresses one of the largest treatment areas of the structural heart defect market. AGA received U.S. regulatory approval to commercialize its AMPLATZER Duct Occluder device in 2003 and its AMPLATZER Muscular VSD Occluder device in 2007.

        In addition, AGA has leveraged its core competencies in braiding nitinol and designing transcatheter delivery systems to develop products for the treatment of certain vascular diseases. AGA's first products in this area, which AGA launched in the United States in September 2003 and in Europe in January 2004, are vascular plugs for the closure of abnormal blood vessels that develop outside the heart. A second version of AGA's vascular plug was approved and launched in the United States and Europe in August 2007, and a third version was approved in Europe in May 2008. AGA received regulatory approval for a fourth device in Europe in July 2009 and expects to receive regulatory clearance in the United States in the second half of 2010.

        General information about AGA can be found at http://www.amplatzer.com under the Investors link. AGA's annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments or exhibits to those reports, are available free of charge through AGA's website (www.amplatzer.com) as soon as reasonably practicable after AGA files them with the SEC.

AGA's Industry

        AGA operates in the medical device industry, developing and manufacturing products for the treatment of structural heart defects and vascular abnormalities.

Structural Heart Defects

        A structural heart defect is an abnormality in the structure of the heart and associated vessels, such as the aorta and pulmonary artery. Many structural heart defects result from problems in normal fetal heart development and are referred to as congenital heart defects. Structural heart defects can be clinically significant and require immediate treatment early in life or can become clinically significant later in life when a child reaches adulthood. Two common categories of structural heart defects are (1) septal defects, which consist of a hole in the wall between the atria or ventricles that causes an errant flow of blood in the heart, and (2) failed closure of embryonic passageways, which reroute blood around the lungs in the prenatal heart and occur when the foramen ovale or the ductus arteriosus remain open after birth.

  Treatment of Structural Heart Defects

        In many cases, structural heart defects that show symptoms during childhood or later in life require closure. Historically, open-heart surgery was the most accepted method of closure. Open-heart surgery is an invasive procedure that requires an incision in a patient's chest to gain access to the heart and close the defect using sutures and polyester patches. During the surgery, there is potential for blood loss, trauma and other surgical complications. Open-heart surgery is expensive, requiring long hospital stays and a recovery period of several weeks.

        In response to the shortcomings of open-heart surgery, a number of attempts were made as early as the 1970s to develop a transcatheter device to close structural heart defects. These early devices were in some cases difficult to use or had designs that could not withstand the wear and tear of remaining in position in a continually beating heart. AGA's AMPLATZER occluders were one of the first of a number of devices to successfully address the shortcomings of earlier generations of devices and resulted in widespread adoption of a less invasive transcatheter approach to treat structural heart defects. In the transcatheter approach, an interventional cardiologist inserts a flexible catheter into the patient's groin with a small puncture and maneuvers the catheter through the vasculature to the heart. A device is deployed through the catheter.

  Commonly Diagnosed Types of Structural Heart Defects

        According to the American Heart Association, approximately 36,000, or 1%, of newborn babies in the United States are diagnosed with congenital heart defects each year. The three heart defects that are most commonly diagnosed and treated during childhood or later in life are:

        Atrial Septal Defect ("ASD").    An atrial septal defect is an abnormal opening in the wall between the left and right atria. Because the right side of the heart receives extra blood, it is forced to bear more than its normal workload. The potential complications of ASDs include high blood pressure in the lung's vessels, which can lead to pulmonary hypertension, damage to blood vessel walls and heart failure. ASDs are increasingly being detected and treated in adults.

        Patent Ductus Arteriosus ("PDA").    The failed closure of the ductus arteriosus after birth is called a patent, or open, ductus arteriosus. In patients with a PDA, blood that should have traveled through the aorta to nourish the body goes instead back into the lungs, which can lead to difficulty breathing, failure to grow normally and chronic respiratory failure.

        Ventricular Septal Defect, or ("VSD").    A ventricular septal defect is an abnormal opening in the wall between the left and right ventricles. Because the left side of the heart receives extra blood, it is forced to bear more than its normal workload. The potential complications of VSDs include heart failure, high blood pressure and failure of a child to grow at a normal rate. VSDs can also occur following myocardial infarctions.

        AGA estimates that the global market opportunity for treating these three structural defects is approximately $190 million annually, with ASD repair representing approximately 65% of that opportunity.

  Patent Foramen Ovale

        The patent foramen ovale ("PFO"), is a common structural heart defect in which the foramen ovale does not seal completely. PFOs occur in approximately 20% to 25% of the overall population. While most people never experience any clinical problems related to a PFO, studies have suggested that blood clots that commonly develop outside the heart may pass directly through the PFO from the right atrium to the left atrium without passing through the lungs, where they are normally filtered out of the blood. These blood clots have been linked to serious neurological events such as types of stroke. In the case of migraine, it is speculated that very small blood clots or other unfiltered chemicals may pass through the PFO and help trigger the migraine attack.

        Stroke.    Stroke is the third leading cause of death in the United States, affecting approximately 700,000 people in the United States each year, according to the American Heart Association. Ischemic strokes, in which essential blood flow to the brain becomes obstructed, represent approximately 88% of all strokes. Such strokes can be caused by emboli, which are tiny blood clots, caught in the small vessels of the brain. Approximately 40% of all ischemic strokes are cryptogenic, meaning that the stroke occurs in a patient without the normal risk factors. In patients with a PFO, it is believed the foramen ovale opening allows blood unfiltered by the lungs to flow to the brain. The unfiltered blood may contain emboli and therefore block a blood vessel and cause the stroke. A number of articles have been published studying the prevalence of cryptogenic stroke in patients with a PFO. For example, in several studies, PFOs were detected in approximately 40% of cryptogenic stroke patients. Patients are not typically screened for a PFO unless they have actually had a stroke.

        Migraines.    Migraine headaches represent a large unmet clinical need, affecting approximately 29.5 million people in the United States. Approximately 10% to 20% of migraine patients suffer from migraines with aura, a severe migraine headache preceded by neurological symptoms such as flashing lights, temporary loss of sight, trouble speaking and numbness on one side of the body. Studies have indicated that as many as 50% of the patients that experience migraine attacks preceded by aura may have a PFO, far exceeding the average rate of individuals with PFO in the general population. It is believed that in patients with a PFO the foramen ovale opening allows blood unfiltered by the lungs to flow to the brain, where it acts as triggers for migraine.

        Historically, PFOs have not been routinely closed using surgery or transcatheter therapies. Instead, patients with stroke or migraine and a PFO have typically been treated with drug therapy to address the symptoms of the disorder. Drug therapy, however, is often ineffective and can cause serious complications, such as hemorrhagic strokes, which are caused by bleeding in the brain. AGA estimates that the addressable patient population for PFO closure in the prevention of recurrent cryptogenic strokes in the United States and Europe is approximately 200,000 patients annually, representing a market opportunity greater than $1 billion annually. AGA estimates that the addressable patient population for PFO closure in the treatment of people with severe migraines in the United States and Europe is approximately 1 million patients annually, representing an even larger potential market opportunity.

  Left Atrial Appendage

        The left atrial appendage ("LAA"), is a small pouch on the left side of the heart, which is the remnant of the original embryonic left atrium that forms during early fetal development. Atrial fibrillation, a condition that results in irregular electrical activity in the upper chambers of the heart, can cause blood to pool and stagnate in the LAA, increasing the chances of forming clots, which may travel to the brain and lead to stroke. Atrial fibrillation is the most commonly diagnosed heart rhythm disorder and affects over 2 million people in the United States and over 2.5 million people in Europe.

        Patients with atrial fibrillation are typically treated by blood thinning drugs to reduce the risk of stroke. Common blood thinning medications, such as coumadin, may cause undesirable side effects such as bleeding and require frequent blood monitoring. Studies suggest only approximately 60% of patients can tolerate blood thinners, leaving less effective medications as the only readily available medical treatment. Surgical closure of the LAA is typically only performed when the patient is already undergoing open-heart surgery for another condition. AGA estimates that the addressable patient population for LAA closure with a transcatheter approach in the United States and Europe is approximately 200,000 patients annually, representing a market opportunity greater than $1 billion annually.

Vascular Abnormalities

        There are numerous vascular abnormalities characterized by defects in the blood vessel wall or abnormal or inappropriate blood flow.

        Abnormal Blood Vessels.    Peripheral embolization, a widely accepted treatment option for a large range of vascular conditions outside the heart, reduces or eliminates blood flow to an area of the body by blocking, or occluding, a blood vessel. Vascular occlusion can also be used to reroute blood away from inappropriately formed blood vessels to different blood vessels. Vascular occlusions can be performed by surgery. More commonly, however, occlusions have been performed by releasing small wire coils at the point of occlusion, causing a clot to form, and thus blocking the flow of blood. Rarely is a single coil sufficient to occlude a blood vessel. Six to ten and often times more coils are required to occlude the vessel, which results in a technically challenging, time-intensive and costly procedure with the potential for adverse events if the coils migrate away from the intended location. AGA believes that there is a significant opportunity for occlusion devices that can address existing shortcomings of coils by having a single device that can more quickly, safely and precisely occlude the vessel through a simple procedure. AGA estimates that the addressable market opportunity for peripheral embolization is approximately $260 million annually.

        Aneurysms.    Aneurysms develop when the integrity and strength of the vessel wall is reduced, causing the vessel wall to progressively expand or balloon out. Aneurysms are often caused by atherosclerosis, a disease characterized by the thickening and hardening of the arteries. This decreased arterial flexibility can result in weakening of the arterial wall and bulging at sites that are exposed to high blood flow and pressure. Aneurysms are commonly diagnosed in the aorta, the largest artery in the human body, which stems from the heart and carries blood to the body's organs. The aorta is divided into four portions: (1) the ascending aorta, (2) the aortic arch, (3) the thoracic aorta and (4) the abdominal aorta. Aneurysms can also occur in other smaller arteries, such as the iliac arteries, which branch off from the aorta and lead to the legs.

        In the United States alone, it is estimated that as many as 1.7 million people have an abdominal aortic aneurysm, or AAA, with only approximately 20%, or 360,000, presently diagnosed and approximately 10%, or 40,000, of those are treated by a procedure to correct the aneurysm. An estimated 21,000 people are diagnosed annually with a thoracic aortic aneurysm, or TAA. AGA believes that the market opportunity in Europe for technologies that address aneurysms is comparable in size to that in the United States. AAAs and TAAs are among the most serious cardiovascular diseases and, once diagnosed, currently require patients to either be treated through a combination of pharmacological therapy and non-invasive monitoring or undergo a major surgical procedure to repair the aneurysm. After an AAA or TAA develops, it continues to enlarge and, if left untreated, becomes increasingly susceptible to rupture. In a TAA of less than 6 cm, the rupture rate within five years is 16%. In a TAA greater than 6 cm, the rupture rate within five years increases to 31%. In AAAs, the rupture rate within five years for aneurysms in the range of 5-5.9 cm is 25%.

        The conventional treatment for an aneurysm is a highly invasive surgical procedure requiring a large incision in the patient's abdomen, withdrawal of the patient's intestines to provide access to the aneurysm and the cross clamping of the aorta to stop blood flow. This surgery has an operative mortality rate of 3% to 5% in elective surgery and approximately 75% if the aneurysm ruptures. In addition, complication rates vary depending upon patient risk classification, ranging from 15% for low-risk patients to 40% for high-risk patients. The typical recovery period for conventional surgery includes a hospital stay of seven to ten days and post-hospital convalescence of 12 weeks. Given the high rate of complications of open surgery, many physicians choose medical management and "watchful waiting" until aneurysms grow to larger than 4-5 centimeters in size.

        Due to the mortality rates, complications and lengthy recovery period described above, physicians have for years sought less invasive methods to treat AAAs and TAAs as alternatives to surgical repair. However, transcatheter devices currently used to repair an aneurysm are often too large to be considered a truly minimally invasive procedure. These devices require very large catheters that can only be introduced into a blood vessel by a procedure known as a cutdown, typically performed by a vascular surgeon. By eliminating the need for a cutdown, a broader range of physicians skilled in minimally invasive procedures would likely be able to perform the procedure with the potential for fewer complications. Currently, less than 15% of patients with AAA are treated for the disease. AGA estimates that the addressable patient population for a device that could address the shortcomings described above is approximately 240,000 patients annually for AAA, representing a market opportunity of approximately $3 billion annually, and approximately 60,000 patients annually for TAA, representing a market opportunity of approximately $260 million annually.

Corporate History

        AGA was founded as AGA Medical Corporation in Minnesota in 1995 by Dr. Kurt Amplatz, a professor and researcher at the University of Minnesota's Department of Radiology, Mr. Franck Gougeon and Mr. Michael Afremov to capitalize on the attributes of nitinol to make occlusion devices for the transcatheter treatment of structural heart defects. AGA Medical Holdings, Inc. ("AGA") was formed as a Delaware corporation in connection with its July 2005 reorganization as the parent company of AGA Medical Corporation. AGA is currently controlled by Welsh Carson, WCAS Capital Partners IV, L.P. and other individuals and entities affiliated with Welsh Carson, which AGA collectively refers to as the WCAS Stockholders, and Franck L. Gougeon, its director and co-founder, and other entities controlled by Mr. Gougeon, which AGA collectively refers to as the Gougeon Stockholders. As part of AGA's July 2005 reorganization, AGA Medical Corporation purchased and redeemed all of the outstanding shares of common stock owned by Mr. Afremov, who has not been associated with it since such time. To finance AGA's July 2005 reorganization, AGA Medical Corporation (1) issued an aggregate principal amount of $50.0 million of its 2005 notes, which was purchased by one of the WCAS Stockholders at a discount, (2) issued 128,524 shares of Series A preferred stock to the WCAS Stockholders at a purchase price of $1,000 per share and (3) borrowed $107.0 million under a $122.0 million senior credit facility, consisting of a $107.0 million senior term loan and a $15.0 million revolving credit facility. The remaining stockholder, Mr. Gougeon, and new investors subsequently contributed all of their outstanding shares in AGA Medical Corporation to AGA in exchange for shares of AGA. Since the July 2005 reorganization, AGA's corporate control has been jointly held by the WCAS Stockholders and the Gougeon Stockholders.

        In October 2009, AGA completed its initial public offering of 13,750,000 shares of common stock. Its common stock is listed on the NASDAQ Global Market and trades under the symbol AGAM.

AGA's Product Portfolio

        AGA's AMPLATZER occlusion devices utilize AGA's expertise in braiding nitinol, a metal alloy with superelastic and shape-memory characteristics, and designing transcatheter delivery systems that enable simple and precise implantation of AGA's devices. AGA's AMPLATZER family of devices uses nitinol because nitinol's properties allow AGA's devices to be compressed inside a delivery sheath and then return to their original shape once deployed at the implant site. The combination of the use of nitinol and AGA's manufacturing techniques allows AGA to create device shapes specific to each indication.

        AGA classifies its product portfolio into two categories: structural heart defect products, which AGA markets primarily to interventional cardiologists and electrophysiologists, and vascular products, which AGA markets primarily to vascular surgeons and interventional radiologists.

        A number of AGA's products are in the early stages of development. In the United States, before AGA can market a new medical device, or a new use of, claim for, or significant modification to, an existing product, AGA must first receive either approval of a PMA application from the FDA, or clearance under section 510(k) of the U.S. Federal Food, Drug, and Cosmetic Act, which AGA refers to as 510(k) clearance, unless an exemption applies. A clinical trial is always a required step to support the PMA application approval and may be required to support the 510(k) clearance. Moreover, sales of AGA's products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. The approval process for occluders is generally more complex in the United States. The regulatory process in Europe generally requires the submission of pre-clinical processes. AGA's AMPLATZER Vascular Plug has been approved through the 510(k) clearance in the United States and with the submission of pre-clinical data only in Europe. The rest of the world, with the exception of Japan, generally accepts approval by the FDA or a CE Mark in Europe as a basis for approval to market. Japan has a regulatory process that generally accepts clinical data from either the United States or Europe, which may be supplemented by a small study in Japan to establish experience and confirm safety.

Regulatory Status
Product	Indication	United States Status		European CE Mark Status
Structural Heart Defects:
AMPLATZER Septal Occluders
Septal Occluder	Atrial septal defect (ASD) repair for single hole	PMA	12/01—Approved	2/98—Granted
Multi-Fenestrated Septal Occluder (Cribriform)	Atrial septal defect (ASD) repair for multiple holes	PMA	9/06—Approved	9/02—Granted
AMPLATZER Duct Occluders
AMPLATZER Duct Occluder	Closure of patent ductus arteriosus (PDA)	PMA	5/03—Approved	2/98—Granted
AMPLATZER Duct Occluder II	Closure of patent ductus arteriosus (PDA)	PMA	Clinical Trials	2/08—Granted
AMPLATZER VSD Occluders
Muscular VSD Occluder	Closure of muscular ventricular septal defect (VSD)	PMA	9/07—Approved	2/98—Granted
Post Infarct Muscular VSD Occluder	Closure of muscular ventricular septal defect (VSD) created as a result of a heart attack	HDE	6/07—Filed for HDE	3/01—Granted
Membranous VSD Occluder	Closure of membranous ventricular septal defect (VSD)	PMA	Safety study completed	2/98—Granted
AMPLATZER Cardiac Plug	Occlusion of the left atrial appendage (LAA)	PMA	3/10 Conditional approval for IDE study	12/08—Granted

Regulatory Status
Product	Indication	United States Status		European CE Mark Status
AMPLATZER PFO Occluders
Stroke	Closure of patent foramen ovale (PFO) for stroke	PMA	Clinical Trials	2/98—Granted
Migraine	Closure of patent foramen ovale (PFO) for migraine	PMA	Clinical Trials	Clinical Trials
Vascular diseases:
AMPLATZER Vascular Plugs
Vascular Plug	Closure of abnormal blood vessels	510(k)	9/03—Cleared	2/04—Granted
Vascular Plug II	Closure of abnormal blood vessels	510(k)	8/07—Cleared	8/07—Granted
Vascular Plug III	Closure of abnormal blood vessels	510(k)	2/08—Filed for clearance; Evaluating filing strategy	5/08—Granted
Vascular Plug IV	Closure of abnormal blood vessels (delivered through diagnostic catheter)	510(k)	10/09—Filed for clearance	7/09—Granted
AMPLATZER Vascular Grafts
Peripheral Graft	Treatment of iliac artery aneurysms	PMA	IDE to be filed in first half of 2011	To be filed in first half of 2011
TAA Graft	Treatment of thoracic aortic aneurysms (TAA)	PMA	IDE to be filed in first half of 2011	To be filed in second half of 2011

        AGA makes its regulatory status forecasts, including determining expected dates of filings with, or submissions to, relevant authorities, based on the information currently available to AGA. The actual timing for any of these regulatory steps may vary, and AGA may revise any such forecasts as new information becomes available.

        All of AGA's implants are sold with its proprietary delivery systems and accessories, which are designed to facilitate proper positioning when AGA's devices are implanted. AGA believes that its delivery systems are the only systems that can fully retract and reposition an occlusion device during the procedure without having to remove the device from the patient. AGA also sells a number of complementary accessories including sizing balloons, sizing plates and guidewires. AGA's sizing balloons and plates enable accurate measurement of the size of the structural heart defect and enable selection of an appropriately sized device to close the defect. All of AGA's delivery systems and accessories have FDA 510(k) clearance and a CE Mark.

        The number of AMPLATZER occluders sold may differ from the number of delivery systems sold in any given period. AGA sells its products both directly to hospitals and to distributors. Distributors tend to place bulk orders and do not necessarily balance in any given order the number of devices and delivery sets ordered, which number is largely dependent on their current inventory levels of each type. Hospitals tend to stock more delivery sets than occluders for several reasons. Different delivery sets are used for different types of patients, and it is difficult to predict the mix of patients. For example, adult patients would typically require longer delivery sets. Larger devices require larger diameter catheters.

Hospitals stock more delivery sets on average than devices, since often times the selection of the appropriate delivery set is not made until preliminary measurements are made of the patients during the clinical procedure. Delivery sets also have far lower selling prices than devices, which also contributes to the tendency by hospitals to stock more delivery sets than occlusion devices given the uncertainties described above.

AMPLATZER Occlusion Devices for Structural Heart Defects

        AGA's AMPLATZER occlusion devices represented approximately 80.8%, 82.6%, and 85.4% of its net sales for the fiscal years ended December 31, 2009, 2008, and 2007, respectively. These have the following common features:

  •
  AGA's occlusion devices are generally constructed using two discs made of braided nitinol wire, which come in varying shapes and sizes depending on the defect that they are designed to occlude.

  •
  The two discs are linked together by a short connecting waist also made of nitinol wire. In certain defects, the waist helps to center the device.

  •
  The majority of AGA's discs contain thin polyester fabric which aids in closure by promoting endothelialization, a process in which new tissue completely encloses the occlusion device in the septal wall of the heart, essentially becoming a part of the heart and permanently closing the defect. Certain of its current and next generation occlusion devices may not need to contain fabric as AGA is developing occluder designs using denser and multi-layer braiding that will replace the need for fabric. Occluders without fabric can be delivered through smaller catheters and can more readily conform to the anatomy near the defect.

        AGA's AMPLATZER occlusion devices are delivered through small catheters, employ AGA's unique screw attachment mechanism and are fully retrievable until released from the screw which allows for repositioning prior to release of the implant.

        AGA's AMPLATZER occlusion devices are typically delivered through a standard percutaneous puncture of the femoral artery or vein, located near the patient's groin. AGA's delivery systems are used to facilitate attachment, loading, delivery and deployment of its AMPLATZER occlusion devices. The devices are connected to a proprietary delivery cable by a screw attachment. In a procedure generally lasting approximately one hour or less, the interventional cardiologist maneuvers a flexible catheter through the vasculature to the heart. For some procedures, AGA recommends that the interventional cardiologist use its sizing balloons to measure the exact size of the defect in order to select an appropriately sized AMPLATZER occlusion device. The physician positions the catheter across the defect and positions the first disc over the hole and against the wall separating the two chambers of the heart, using imaging technology to check for proper placement before deploying the second disc on the opposite side of the defect. The physician then checks one more time that the device is properly positioned and, if satisfied, unscrews the delivery cable used to position the device and withdraws both the catheter and the cable. A unique feature of the AMPLATZER occlusion device is the ability to retrieve and reposition the device multiple times, if necessary, prior to unscrewing the device from the wire. The procedure is typically performed on an overnight or outpatient basis, although in certain countries, it is common practice for patients to remain for one to two days in the hospital following the procedure.

  AMPLATZER Septal Occluders

        AGA markets two occluders for ASDs: its AMPLATZER Septal Occluder for closure of single holes and its AMPLATZER Multi-Fenestrated Septal Occluder, also referred to as the Cribriform, for closure of multiple holes. The waist connecting the two discs comes in sizes ranging from 4 to 40 millimeters. The appropriate sized waist expands to the width of the hole helping to ensure appropriate positioning of the device.

        The AMPLATZER Septal Occluder was granted a CE Mark in Europe in February 1998 and FDA PMA approval in December 2001. The AMPLATZER Multi-Fenestrated Septal Occluder was granted a CE Mark in Europe in September 2002 and FDA PMA approval in September 2006. In August 2005, the AMPLATZER Septal Occluder became the first approved occlusion device in Japan. Devices in Japan must also receive reimbursement approval prior to marketing. Following receipt of reimbursement approval in April 2006, AGA launched the AMPLATZER Septal Occluder in Japan in May 2006.

  AMPLATZER Duct Occluder

        AGA's AMPLATZER Duct Occluder is intended for the closure of PDAs larger than 4 millimeters, which AGA believes represent approximately 30% of total PDA defects. Smaller PDAs are treated using drug therapy or coils. AGA's AMPLATZER Duct Occluder products are uniquely shaped to achieve consistent, effective closure of PDAs. In addition to the typical features of AGA's AMPLATZER occlusion devices, the AMPLATZER Duct Occluder employs what AGA calls a retention "skirt," which allows the device to be positioned properly and remain in place at the entrance to the duct. The "skirt" is the flat top portion of the device that is connected to a conical body. The body is positioned into the duct.

        The AMPLATZER Duct Occluder was granted a CE Mark in Europe in February 1998 and FDA PMA approval in May 2003 and approval in Japan in December 2008. Devices in Japan must also receive reimbursement approval prior to marketing and reimbursement approval for AGA's device was received in July 2009. AGA's AMPLATZER Duct Occluder and AMPLATZER Septal Occluder are the only approved occlusion devices in Japan. AGA's second generation of AMPLATZER Duct Occluders, which has been granted a CE Mark in Europe, can be delivered in even smaller catheters and is appropriate for both smaller ducts and ducts with different geometries as AGA has eliminated the fabric, which is typically embedded in the disc, and instead rely solely on multi-layered braiding for rapid occlusion.

  AMPLATZER VSD Occluders

        AGA markets and sells its AMPLATZER VSD Occluders to address membranous VSDs and muscular VSDs. Membranous VSDs are defects in the upper portion of the ventricular septum near the valve connecting the heart with the aorta and characterized by more flexible, membranous tissue. Muscular VSDs are defects in the middle portion of the ventricular septum, which is characterized by thicker, more muscular tissue. AGA also markets and sells a third version of the AMPLATZER VSD Occluders, the AMPLATZER Post Infarct Muscular VSD Occluder which is designed for VSDs that are created as a result of heart attacks. The different designs of AGA's three AMPLATZER VSD Occluders are characterized by the shape and sizing of the discs and the length of the waist between the discs.

        AGA's AMPLATZER Membranous VSD Occluder device received a CE Mark in Europe in 1998. AGA has completed a safety study in the United States and is in the process of gathering data from the use of the device in Europe prior to proceeding with additional clinical studies in the United States. AGA's AMPLATZER Muscular VSD Occluder device received a CE Mark in 1998 and received PMA approval in the United States in September 2007. AGA's AMPLATZER Post Infarct Muscular VSD Occluder was approved in Europe in 2001. AGA filed for approval in the United States under a Humanitarian Device Exemption, or HDE, in 2007, and that application is under review by the FDA. An HDE exemption is typically granted for medical devices with a patient population of less than 4,000 patients per year. AGA believes the market for the AMPLATZER Post Infarct Muscular VSD Occluder is smaller than 4,000 patients per year, given the serious nature of the event (a tear in the ventricular septum) following a heart attack, as most potential patients do not survive long enough to have the tear in the ventricular septum repaired. The FDA has requested that AGA conduct additional pre-clinical testing. Specifically, the FDA requested additional testing designed to simulate (in the lab) the structural performance of the device when implanted for an extended period of time along with associated biocompatibility. This testing is routinely requested for devices designed to be implanted in the heart and associated major blood vessels. AGA is working to complete the additional pre-clinical testing and answer all remaining questions posed by the FDA.

  AMPLATZER PFO Occluder

        AGA's AMPLATZER PFO Occluder closes all types of PFOs and is shaped to achieve consistent, effective closure of PFOs. Unlike other structural heart defects that could be described as holes, PFOs are more like tunnels formed by two overlapping membranes that fail to seal closed at birth. AGA's AMPLATZER PFO Occluder is characterized by a thin waist that provides flexibility for the two discs to adjust dynamically to the unique anatomy of the patient's PFO. AGA's AMPLATZER PFO Occluder is available in four sizes of 18, 25, 30 and 35 millimeters, as measured by the diameter of the disk that is positioned on the right side of the atrium.

        In Europe, AGA received a CE Mark in February 1998 for use in patients with PFO. From April 2002 to October 2006, AGA marketed the device in the United States under a HDE status granted by the FDA. On October 31, 2006, AGA agreed with the FDA to voluntarily withdraw the HDE designation of its AMPLATZER PFO Occluder. AGA currently can enroll patients in the United States who have had at least two strokes and do not otherwise qualify for its PFO stroke study. AGA can sell the device to hospitals that are approved to enroll patients in the PFO Access registry study. No more than 2,000 patients can be enrolled per year in the registry. There is a growing body of evidence that the presence of PFOs may be linked to stroke and migraine, and AGA is conducting two other clinical trials to support PMA approval in the United States for use of AGA's AMPLATZER PFO Occluders in stroke or migraine patients with PFO.

  AMPLATZER Cardiac Plug

        AGA's AMPLATZER Cardiac Plug, with an initial indication for LAA Occlusion, is constructed with braided nitinol wire, similar to AGA's structural heart defect occluders. The device is implanted through a standard femoral artery procedure and uses a specially designed delivery system and catheter that includes the standard AMPLATZER screw attachment to permit retrieval and repositioning prior to release from the cable. Unless the patient has an open PFO permitting access by the catheter to the left atrium, implanting an AMPLATZER Cardiac Plug requires the puncture of a small hole in the wall of the atrium. This procedure, sometimes referred to as a transseptal puncture, is increasingly being used by cardiologists in other interventional procedures in the heart. Following the deployment of the device and similar to other AMPLATZER devices, tissue will grow over the device providing a permanent seal to the left atrial appendage. AGA believes that its AMPLATZER Cardiac Plug will be particularly appealing for those patients who cannot tolerate current blood thinners used in medical management or who do not wish to be subject to long term management on blood thinners with the corresponding frequent monitoring and risks of bleeding.

        AGA received CE Mark clearance in December 2008 and is marketing the device in Europe, Asia and South America. AGA also applied to the FDA in August 2008 to begin a clinical study to support U.S. approval of its AMPLATZER Cardiac Plug. It received a request from the FDA in August 2009 for modifications to the clinical trial design and received conditional approval to begin its IDE study in the U.S. in March 2010.

AMPLATZER Vascular Products

        AGA's vascular products represented 7.4%, 6.0%, and 3.9% of net sales for the fiscal years ended December 31, 2009, 2008, and 2007, respectively.

  AMPLATZER Vascular Plugs

        AGA's AMPLATZER Vascular Plugs are expandable, cylindrical devices made from nitinol wire that reduce or eliminate blood flow to abnormal blood vessels. Vascular occlusion can be used to reroute blood away from inappropriately formed blood vessels to different blood vessels. Vascular occlusions were previously only accomplished by surgically closing the blood vessel. More commonly, occlusions have been performed by releasing small wire coils at the point of the occlusion, causing a clot to form, blocking the flow of blood. Typically six to ten coils are required to occlude the vessel, which results in a technically challenging, time-intensive, costly procedure with the potential for adverse events if the coils migrate away from the intended location. AGA's AMPLATZER Vascular Plug can be precisely positioned in the vessel. The nitinol wire provides a cross sectional barrier that slows down the flow of the blood, resulting in occlusion of the vessel. A single plug is generally sufficient even in a procedure that would have required many coils, which makes it a comparatively efficient and cost-effective alternative. AGA's AMPLATZER Vascular Plugs are designed for use in abnormal blood vessels outside the heart, below the neck and above the knee and utilize standard delivery systems commonly used by interventional radiologists and vascular surgeons in these procedures.

        Each of AGA's vascular plugs has been developed to increase the number of treatable vessels and each subsequent product does not replace the previous product. Two versions of the plug are approved for marketing in the United States and Europe, and the remaining two versions are approved for marketing in Europe only.

        Vascular Plug.    AGA's original AMPLATZER Vascular Plug received a CE Mark in February 2004 and FDA 510(k) clearance in September 2003. AGA's AMPLATZER Vascular Plug provides occlusion of the vessel in an average of ten minutes.

        Vascular Plug II.    The AMPLATZER Vascular Plug II received a CE Mark and FDA 510(k) clearance in August 2007. Unlike the two surface areas of the AMPLATZER Vascular Plug, the AMPLATZER Vascular Plug II is designed to have six surface areas, with each surface area progressively slowing down the blood flow leading to formation of the clot within the device. In pre-clinical studies, the AMPLATZER Vascular Plug II's unique multi-segmented design significantly reduced the time to occlusion for transcatheter embolization procedures by 20% to 30% in comparable vessels when compared to the AMPLATZER Vascular Plug in pre-clinical studies. In many blood vessels, the typical occlusion time of the vessel is approximately six minutes. The AMPLATZER Vascular Plug II comes in a broader range of sizes than the AMPLATZER Vascular Plug, including smaller and larger sizes.

        Vascular Plug III.    The AMPLATZER Vascular Plug III received a CE Mark in Europe in May 2008 and AGA applied for 510(K) clearance in the United States in February 2008. Based on feedback AGA received from the FDA regarding its application, AGA is evaluating its U.S. regulatory filing strategy. The combination of a denser braid and an oval shape will make the AMPLATZER Vascular Plug III an attractive alternative for irregularly shaped vessels requiring rapid occlusion.

        Vascular Plug IV.    The AMPLATZER Vascular Plug IV received a CE Mark in Europe in July 2009. AGA has applied for 510(K) clearance in the United States and hope to receive regulatory clearance in the second half of 2010. The primary benefit of this plug is that it can be delivered through a standard diagnostic catheter. The advantage of this approach is that there will be no added cost or time required to exchange from a diagnostic catheter to a therapeutic delivery catheter.

  AMPLATZER Vascular Grafts

        AGA is developing a family of AMPLATZER Vascular Grafts to treat aneurysms in a variety of blood vessels, including smaller arteries, such as the iliac arteries, and larger vessels, such as the thoracic and abdominal portions of the aorta. AGA's devices are composed of multiple layers of braided nitinol filaments woven into precise shapes and sizes. The unique design of its graft seals or excludes the aneurysm without the need for a fabric covering.

        AGA believes its AMPLATZER Vascular Grafts will have the following advantages over traditional grafts:

        Truly minimally invasive transcatheter procedure.    AGA's AMPLATZER Vascular Grafts will be comprised of a highly flexible, multi-layer braided nitinol, eliminating the need for fabric covering the outside of the graft. Competitor devices typically use fabric coatings to reduce the size of the aneurysm. The devices that AGA is developing use denser and multi-layer braiding without fabric and thus can be compressed to a much smaller size and delivered in a smaller catheter through a more superficial artery, eliminating the need for an arterial cut-down.

        Unique graft design.    AGA designed its grafts with nitinol, which quickly integrates with the arterial wall, strengthening the vessel from within. In contrast, commonly used grafts never integrate with the artery because they are covered by fabric, typically polyester, presenting a continued risk of leaks, migration or clots forming along the implant.

        Ability to treat aneurysms at an earlier stage.    Because its devices can be introduced through a smaller catheter and have the potential to avoid many of the safety concerns related to current products, AGA believes that it may be able to safely treat patients at an earlier stage.

        AGA's initial focus will be on aneurysms that occur on smaller peripheral arteries, such as the iliac arteries, as AGA has already designed a tubular graft with the appropriate diameter to be deployed in this artery which is smaller than the aorta. AGA intends to file for CE Mark approval in the second half of 2010 and to apply to the FDA for an IDE in the first half of 2011.

        AGA is also developing vascular grafts to treat thoracic aortic aneurysms, or TAAs. Its vascular graft design incorporates features not currently available in other grafts. Key elements include smaller delivery systems and the ability to provide secure positioning without the use of barbs or hooks, which could damage the aorta. AGA believes it will need to complete a feasibility study in Europe to support a CE Mark application. This study may be initiated in the second half of 2011. Its U.S. regulatory pathway is under review.

        For financial information regarding AGA's net sales, income from operations and total assets, please refer to AGA's financial statements, which can be found in the financial statements section of this prospectus/offer to exchange.

AGA's Strategy

        AGA seeks to remain a leader in the innovation and manufacture of occlusion devices for the treatment of structural heart defects and to leverage its core competencies into leading positions in new markets. To accomplish this objective, AGA intends to:

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  Grow AGA's Business of Structural Heart Defect Occlusion and Vascular Devices. AGA has a leading market position for occlusion devices to treat ASDs, PDAs and VSDs and AGA's vascular plug family is currently its fastest growing product segment in terms of revenue. The product segment grew 46.0% from $10.0 million in 2008 to $14.6 million in 2009. AGA intends to build on its existing portfolio with a series of product line extensions that will expand its addressable market opportunity. For example, AGA received CE Mark in July 2009 for the

    AMPLATZER Vascular Plug IV which can be delivered through standard diagnostic catheters with the advantage of no additional cost or time required to exchange from a diagnostic catheter to a therapeutic delivery catheter, meaningfully expanding the addressable market for AGA's Vascular Plug family. AGA also filed for regulatory approval of this device in the United States and hopes to receive clearance in the second half of 2010.

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  Capitalize on the PFO Market Opportunity.  AGA believes that the performance of AGA's devices, the AMPLATZER brand name and AGA's global distribution network position it to take advantage of the large potential PFO market opportunity. AGA believes that physicians prefer its AMPLATZER PFO Occluders over competitors' devices because of their ease of use, highly effective closure rates and safety record. In Europe, AGA has the leading market position in PFO occlusion devices. In the U.S. market, AGA is conducting the RESPECT study to assess the impact of its PFO closure device in reducing the recurrence of certain types of stroke. AGA believes that physicians outside the United States will rely on a successful outcome of the RESPECT trial, which may lead to an acceleration of international PFO sales.

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  Expand and Commercialize AGA's Research and Development Pipeline.  AGA's co-founder and former President, Dr. Kurt Amplatz, supported by a team of physicians, scientists and engineers in AGA's research and development department, has leveraged AGA's core competencies in nitinol braiding and transcatheter delivery systems to develop and expand AGA's pipeline of products. AGA received CE Mark clearance in December 2008 for its AMPLATZER Cardiac Plug, an occlusion device with an initial indication to close the LAA, and is currently marketing the device in Europe, Asia and South America. AGA is also developing uniquely designed vascular grafts made of multiple layers of braided nitinol that are delivered through small catheters for the treatment of aneurysms. AGA intends to file for a CE Mark in Europe in the second half of 2010 and to apply for an IDE in the United States for the first of these products in the first half of 2011.

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  Continue to Strengthen its Global Distribution.  AGA currently markets its products in 112 countries. AGA has established a direct U.S. field organization of approximately 50 representatives. Outside of the U.S., AGA has a direct field organization of approximately 90 field representatives located throughout Europe. AGA also believes that there are significant opportunities to capture market share in developing markets, such as China, India and Latin America through selective distributor relationships.

        AGA believes it has significant opportunities to leverage its expertise and further expand its structural heart and vascular product portfolio by developing new products, product enhancements and new applications for its existing products to address:

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  Patent Foramen Ovale.  By closing the PFO with an occlusion device, AGA believes AGA may be able to reduce the incidence of certain types of stroke and migraines. AGA currently sells its AMPLATZER PFO Occluder outside the United States, representing 15.3%, 12.0% and 13.2% of its net sales for the years ended December 31, 2009, 2008 and 2007. Its largest clinical trial, the RESPECT study, is being conducted at approximately 60 U.S. sites to assess the impact of its AMPLATZER PFO Occluder in reducing the occurrence of certain types of stroke. As of July 31, 2010, AGA had enrolled 762 patients. According to decision rules, a successful outcome in the clinical trial is achieved once a claim of superiority of PFO closure versus drug therapy is supported. A successful outcome can be achieved at any time during the study. AGA intends to continue to enroll up to 900 patients unless a successful outcome is achieved earlier. If AGA can establish a successful outcome, the next step would be to prepare the submission of its PMA to the FDA, which AGA would expect to do within three to six months after achieving a successful outcome. Following receipt of a PMA application, the FDA determines whether it is sufficiently complete and, therefore, may be accepted for review. On a statutory basis, the FDA is required to complete a preliminary review of a PMA application within six months. The FDA review process of a PMA application, however, may take up to several years. Once the FDA has approved the PMA application, AGA would be able to begin marketing the product in the United States. AGA estimates that the market opportunity for PFO closure in the prevention of certain types of stroke in the United States and Europe is greater than $1 billion annually.

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  Left Atrial Appendage.  AGA is developing a device to occlude the Left Atrial Appendage, or LAA, which targets reducing the incidence of stroke in patients with atrial fibrillation, one of the most common cardiac abnormalities in older people. AGA received CE Mark clearance in Europe in December 2008 and has initiated marketing of the device in Europe Asia and South America. In March 2010, AGA received conditional IDE approval to begin its AMPLATZER Cardiac Plug U.S. clinical trial, designed to evaluate this device in closing the LAA for the prevention of stroke in atrial fibrillation patients.. AGA estimates that the market opportunity for LAA closure with a transcatheter approach worldwide is greater than $1 billion annually.

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  Vascular Aneurysms.  AGA is developing vascular grafts made from multiple layers of braided nitinol for the transcatheter treatment of aneurysms in a variety of blood vessel sizes. Aneurysms are localized bulges of a blood vessel caused by disease or weakening of the vessel wall. AGA's initial focus has been on aneurysms that occur in smaller peripheral arteries, such as the iliac arteries, arteries that branch off from the aorta and lead to the legs. For this first peripheral vascular graft, AGA intends to file for a CE Mark in Europe in the second half of 2010 and to apply to the FDA for an Investigational Device Exemption, or IDE, in the United States in the first half of 2011.

AMPLATZER Structural Heart Defect Occluders

        AGA believes that its AMPLATZER structural heart defect occlusion devices offer the following advantages over its competitors' devices and open-heart surgery:

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  Easier to Implant, Retrieve and Reposition.  AGA believes that its AMPLATZER occlusion devices are easier to implant than its competitors' devices. AGA's occlusion devices are delivered through relatively small catheters and incorporate a unique mechanism to attach, deliver and release the devices at the site of the defect to be closed. AGA believes that its occlusion devices are the only fully retrievable and repositionable occluders on the market. The ability to retrieve and reposition the devices during the same procedure eliminates the need to remove the occlusion device and the catheter, which minimizes potential trauma to the patient, potential complications with the procedure and disposal of damaged devices that could not be properly deployed.

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  Highly Effective Closure Rates.  AGA's devices have consistently been shown to be highly effective in closing structural heart defects. Clinical publications have reported closure rates of approximately 96% for its AMPLATZER ASD and PFO Occluders. AGA's occlusion devices have a long history of durability as evidenced by some devices having been implanted in patients for over 13 years.

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  Minimally Invasive Procedures.  All of AGA's devices are inserted into the human body through a small catheter via the femoral artery in the patient's groin and then travel through the body's vasculature to the heart. This transcatheter approach minimizes blood loss, trauma and other surgical complications associated with invasive open-heart surgery. Most patients have the procedure done on an outpatient or overnight basis and do not have to endure the lengthy two-to three-month recovery process required following open-heart surgery.

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  Cost Efficient.  The minimally invasive nature of the procedures required to implant AGA's AMPLATZER occlusion devices reduces costs by taking advantage of shorter hospital stays and reduced therapy and follow-up care requirements. The average open-heart surgery procedure costs approximately $15,000 to $30,000, while the average total procedure cost to implant one of AGA's AMPLATZER occlusion devices is generally less than $12,000, including device and hospital costs.

AMPLATZER Vascular Products

        AGA is leveraging its expertise in nitinol braiding and its proficiency in the design of transcatheter delivery systems to develop products for the treatment of vascular diseases. AGA believes its existing vascular products and vascular products in its pipeline address a number of conditions characterized by large patient populations and existing therapies with significant shortcomings. AGA's initial vascular products seek to occlude abnormal blood vessels with AGA's family of AMPLATZER Vascular Plugs and treat aneurysms in small arteries, such as the iliac arteries, and larger vessels, such as the thoracic and abdominal portions of the aorta, with AGA's family of AMPLATZER Vascular Grafts.

Clinical Development Programs

        AGA supports many of its new product initiatives with scientific clinical studies in order to obtain regulatory approval and provide marketing data. The goal of a clinical trial is to meet the primary endpoint, which measures the clinical effectiveness and/or safety of a device and is the basis for FDA approval. Primary endpoints for clinical trials are selected based on the intended benefit of the medical device. Although clinical trial endpoints are measurements at an individual patient level, the results are extrapolated to entire populations of patients based on clinical similarities to patients in the clinical trials.

RESPECT (U.S. Pivotal Trial for Recurrent Cryptogenic Stroke)

        A number of studies have suggested a relationship between cryptogenic stroke and PFO. Cryptogenic stroke is a stroke that occurs in a patient who does not possess any of the known risk factors for stroke. A main cause of the stroke is believed to be an emboli that, ordinarily filtered out by the lungs, instead crosses the PFO and passes through the circulatory system to the brain where it blocks a blood vessel causing what is termed an ischemic stroke.

        RESPECT is AGA's U.S. and Canadian trial to evaluate the safety and efficacy of its AMPLATZER PFO Occluder to prevent recurrent cryptogenic stroke. RESPECT is a randomized trial, meaning patients are randomly assigned to a treatment arm, which in this trial involves treatment with AGA's AMPLATZER PFO Occluder, or a control arm, which involves treatment by one of the accepted drug therapies. The objective of the study is to determine whether PFO closure is superior to drug therapy in preventing recurrent cryptogenic stroke. RESPECT is expected to enroll approximately 900 patients, with 50% randomly selected for the treatment arm and 50% for the control arm.

        AGA is currently enrolling patients in approximately 60 centers. As of July 31, 2010, 762 patients were enrolled in the study with 1,514 patient follow-up years. Patients must have recently experienced a cryptogenic stroke. The trial is designed as a comparison of the number of events, being either stroke or death, in each arm of the study, and is designed with a statistical method that allows it to be stopped when one of several decision rules are achieved. If a decision rule supporting superiority is reached, that is PFO closure is more successful than drug therapy, based on a comparison of the number of events between the two arms, then the trial can be stopped immediately, and AGA can begin preparation of a PMA for the FDA. This design is different from many FDA approved clinical trials that require the trial to wait one or more years following enrollment of the last patient to complete an analysis of the data. A decision rule can be met at any time during the study. AGA will continue to enroll up to 900 patients and monitor all patients until a decision rule is achieved.

PC (European Clinical Trial for Recurrent Cryptogenic Stroke)

        PC is AGA's European trial to evaluate the safety and efficacy of its AMPLATZER PFO Occluder to prevent recurrent cryptogenic stroke. PC is also a randomized trial that will involve data from at least 450 patients, randomly selected in equal numbers to participate in the treatment and control arms. As of June 30, 2010, 414 patients were enrolled in the study at approximately 30 centers.

PFO ACCESS Registry Study

        Until October 31, 2006, AGA's AMPLATZER PFO Occluder was approved in the United States under a humanitarian device exemption. An HDE designation permits the sale of devices in cases in which a small population of patients—defined as less than 4,000 eligible patients annually—are thought to be able to benefit from the procedure. After discussions with the FDA, AGA voluntarily withdrew its HDE for its AMPLATZER PFO Occluder because AGA agreed that the eligible patient population was greater than 4,000 patients. AGA subsequently received approval from the FDA for a registry of up to 2,000 patients annually who experience at least two cryptogenic strokes but would not otherwise qualify for the RESPECT study. The registry is open to centers that were approved to enroll patients under the HDE by each center's Institutional Review Board, being a committee of hospital and community experts that review and approve all clinical studies. Although AGA will collect and monitor data from the sites on product performance and safety, the data will not be used to support a regulatory filing. The study will terminate when a PFO occluder receives regulatory approval in the United States.

PREMIUM (U.S. Pivotal Trial for Migraine with and without Aura)

        Historical research has noted a possible association between PFOs and migraine headaches. In particular, prevalence of a PFO is especially high in patients who have migraine with aura, which means visual, auditory, sensory and motor abnormalities preceding a migraine attack. Data from past studies have indicated that as many as 80% of migraine sufferers who had their PFO closed for other reasons have reported a resolution or significant reduction, i.e., a reduction of greater than 50% in the frequency, of migraine headaches. For example, two studies published in 2005 in the Journal of the American College of Cardiology reported elimination or a significant reduction in the frequency of migraine attacks in greater than 70% of patients one year after PFO closure.

        PREMIUM is a U.S. trial to evaluate the safety and efficacy of its AMPLATZER PFO Occluder to treat migraine headaches in patients with a PFO. To be eligible for the study, prospective patients must have a PFO and recently experienced a number of migraine attacks per month within a specified range. The PREMIUM protocol was approved by the FDA in June 2006. At the time, the protocol specified enrolling a maximum of 470 patients, with 235 under a treatment arm and 235 under a control arm, in up to 40 centers. In April 2009, the FDA granted conditional approval to amend the protocol to modify some of the conditions for patient eligibility in the trial. The FDA also agreed to reduce the number of patients to be enrolled in the study to 230 patients, with 115 in the treatment arm and 115 in the control arm. The changes were granted based on newly published clinical literature used to develop key assumptions in migraine trials and based on its experience in enrolling patients in the study. Conditional approval allows the clinical trial to commence but requires the specified conditions to be satisfied before the completion of the clinical trial.

        Patients in the treatment arm receive its AMPLATZER PFO Occluder to close their PFO, and patients in the control arm undergo a sham procedure whereby their PFO is not closed. Patients in each arm also continue on their approved medications. The primary efficacy endpoint for PREMIUM will be a 50% reduction in the number of migraine attacks in at least 50% of patients when compared to the control arm. The period from which the measurement will be calculated will be one year following the procedure being performed on the patient. AGA is currently enrolling patients in this trial and enrolled the first patient under its amended protocol in October 2009.

PRIMA (International Trial for Migraine with Aura)

        PRIMA is AGA's international trial to evaluate the safety and efficacy of its AMPLATZER PFO Occluder to treat migraine headaches in patients with a PFO. PRIMA is also a randomized trial that will involve data from approximately 140 patients, with 70 under a treatment arm and 70 under a control arm.

        The design of PRIMA is similar to PREMIUM with the same general eligibility, except that (1) PRIMA will only enroll patients who experience migraine attacks with aura, and (2) patients in the control arm will not undergo a procedure but will only receive conventional medical management by drug treatment for their migraines. Patients in the treatment arm will receive both the implant and conventional medical management.

        PRIMA is currently enrolling in approximately 15 centers in Canada, the United Kingdom and Germany.

AMPLATZER CARDIAC PLUG (U.S. Clinical Trial for Left Atrial Appendage Closure)

        In March 2010, AGA received conditional IDE approval from the FDA to evaluate the safety and efficacy of its AMPLATZER Cardiac Plug to close the left atrial appendage. The trial is designed to demonstrate efficacy in preventing stroke in atrial fibrillation patients who are eligible to receive medical management, Warfarin, as well as safety of the device and the procedure.

        The clinical study will be a multicenter trial with a two-to-one randomization between the AMPLATZER Cardiac Plug and medical management. This trial design includes a feasibility phase to be followed by a pivotal phase. The results of the feasibility phase, which consists of the first 30 patients to receive the ACP, will serve to further validate safety conclusions demonstrated through pre-clinical testing. These patients will be followed for 45 days after the procedure and evaluated for adverse events. The 45-day feasibility data will be reviewed by an independent data safety monitoring board prior to FDA review. Additional subjects will be enrolled in the pivotal phase of the trial after the FDA has completed its review. In June 2010, AGA enrolled its first patient in the feasibility phase of this trial.

Other Studies

        AGA is conducting, or plans to conduct, a number of other clinical studies in the United States and Europe. AGA is currently conducting two post-approval studies that were required as a condition of approval by the FDA of the AMPLATZER Septal Occluder and the AMPLATZER Muscular VSD Occluder. The studies are designed to monitor patients for a period of up to five years after the procedure. The objective is to collect and report to the FDA additional data on the long-term safety and efficacy of the device. The majority of patients enrolled in these two studies were children at the time of receiving their implant. In some cases, it can be challenging to follow these patients for up to five years as they and their families move or otherwise stop seeing the physician who performed the treatment. In these cases, AGA has requested and received approval from the FDA to enroll new patients and follow them for up to five years to satisfy the FDA's requirements.

        AGA has conditional approval from the FDA to conduct a clinical study in the United States to support the approval of the AMPLATZER Duct Occluder II. The study is approved to enroll approximately 190 patients in up to 25 centers. The study is designed as a single arm study in which all eligible patients receive the device. AGA commenced enrolling patients in the second half of 2008. Conditional approval allows the clinical trial to commence but requires the specified conditions to be satisfied before the completion of the clinical trial. In this particular instance, the conditions require AGA to conduct additional laboratory testing designed to simulate the structural performance of the product when implanted for an extended period of time along with associated biocompatibility.

        AGA is also planning other clinical studies for products in its development pipeline. AGA plans to develop these studies and, where appropriate and required, file for approval in the United States and Europe following the completion of the required pre-clinical studies.

Marketing and Sales

        AGA markets and sells its AMPLATZER family of devices to hospitals and physicians, including interventional cardiologists, interventional radiologists, vascular surgeons and electrophysiologists. Procedures that use AGA's devices are generally recommended to patients by pediatric and adult interventional cardiologists, and physician referrals and peer-to-peer selling are critical elements of AGA's sales strategy. Physicians are, in most cases, the decision makers on whether to use AGA's products. In certain countries where the government administers the healthcare system, a tender or bidding process is often used in product selection. Even in these cases, and given the history and performance of its devices, AGA believes that physicians have a significant influence on product selection. As a relatively small percentage of patients treated with AGA's devices today are over 65, AGA does not rely extensively on Medicare for reimbursement on the sale of its devices. However, this may change in the future as AGA commercializes products in its pipeline for the treatment of structural heart defects and vascular abnormalities.

        AGA is not dependent on any single customer, and no single customer (including distributors) accounted for more than 10% of its net sales for the years ending December 31, 2009, 2008 and 2007.

  International

        AGA markets and sells its products in Europe through a direct sales force of approximately 90 field representatives. Internationally, AGA has agreements with approximately 80 physician specialists to train new physicians in the use of its products. AGA has also placed computer simulation systems in both its United Kingdom and German offices for use in customer training.

        As part of its strategy to grow internationally, AGA may continue to selectively convert its distribution to direct sales representation in certain countries, as AGA did in the United Kingdom in 2006, Spain in April 2008, Slovakia in July 2008, and France, Italy, Portugal, Belgium, the Netherlands, Luxembourg and Canada in January 2009. AGA intends to also focus on expanding its presence in underserved countries, such as China, Brazil, and India, where AGA sells through distributors.

  United States

        AGA markets and sells its products in the United States through a direct sales force of approximately 50 representatives, 30 of whom focus on its structural heart defect occlusion devices, with the other 20 focusing on vascular products. Marketing and selling of AGA's products is largely accomplished by frequent sales calls to on-site locations, as well as targeted marketing efforts through medical conferences, journals and various marketing materials. In the United States, AGA uses approximately 60 experienced physician specialists who are employed on a contract basis to provide training to new physicians in the use of its products.

  Worldwide Operations

        For financial reporting purposes, net sales and long-lived assets attributable to significant geographic areas are presented in AGA's financial statements, set forth in the financial statements section of this prospectus/offer to exchange.

Research and Development

        AGA's research and development efforts are led by Dr. Kurt Amplatz, its co-founder, former President and inventor of its family of AMPLATZER occlusion devices and AMPLATZER vascular plugs. Dr. Amplatz is currently a research and development consultant to AGA. Dr. Amplatz retired in 1999 from the University of Minnesota after a distinguished career as the Malcolm B. Hanson Research Professor of Diagnostic Radiology. Dr. Amplatz received the Society of Interventional Radiology's Gold Medal in 1996 in recognition of his contributions to the field, and he is credited with more than 700 journal articles, books and abstracts in the field of radiology. All of AGA's research and development efforts take advantage of the company's core competency in the use of braided nitinol in the design and manufacture of occlusion devices. Since AGA's first product sales in 1996, AGA has launched 13 different structural heart and vascular devices worldwide and has a successful track record of receiving product approvals and regulatory clearances. Introduced in the late 1990s, AGA's family of AMPLATZER occlusion devices was the first of a number of devices that successfully resulted in widespread adoption worldwide of a less invasive transcatheter approach to treat structural heart defects. AGA's current research and development efforts are focused on both line extensions to AGA's existing occluders and vascular devices and the development and commercialization of new structural heart devices such as the AMPLATZER Cardiac Plug, with an initial indication for LAA occlusion, and AGA's family of vascular grafts.

        During the years ended December 31, 2009, 2008 and 2007, AGA incurred research and development expenses of $35.2 million, $32.8 million, and $26.6 million, respectively. As a result of AGA's expected investments in enhancing the capabilities of its devices and exploring new applications and devices, AGA expects research and development efforts and expenses to increase in absolute dollar terms but to decrease as a percentage of net sales.

        AGA has contractual relationships with a number of outside laboratories to conduct preclinical studies. The normal process for designing a new occlusion device involves the development and refinement of device prototypes. AGA then validates these designs using preclinical models at outside laboratories. Validation is followed by formal preclinical trials. In parallel with these trials, the design of the device and the components used in AGA's manufacture are formally validated by its engineering staff. Once the testing and component validation has been completed, AGA may file directly for approval by the FDA or by its AMTAC, AGA's Notified Body in Europe, or in cases where clinical trials are required, permission by the FDA or similar agencies in other countries for the design and conduct of the trial. The clinical trials are conducted by physicians following approval of the study by independent monitoring groups at each hospital called Institutional Review Boards (IRB). Once the clinical trials are completed, AGA submits the results of the trials and all associated testing of the device for regulatory approval.

Manufacturing

        AGA manufactures its AMPLATZER occlusion devices at its corporate headquarters in Plymouth, Minnesota. The manufacturing process combines the use of advanced technology and manual labor. First, a technician uses large mechanical braiders to spin fine nitinol filaments into a braided tube, which composes the body of the occlusion devices. The tube is then secured into a metal mold and baked at a high temperature to set the shape of the occlusion device. For certain devices, the technicians then sew polyester fabric into the inside of each device. Lastly the devices are inspected, packaged, sent to a third party local subcontractor for sterilization and then returned to it ready for shipment.

        AGA continues to invest in improvements to its manufacturing process. These investments include the automation and enhanced control of key processes, as well as the implementation of automated inspection to improve quality control. AGA plans to continue to invest in improvements to its manufacturing process. Many of these improvements, however, must first be approved by the FDA and foreign regulatory bodies before they can be implemented in routine production. AGA believes that continued improvements to its manufacturing process are important to its objective of remaining a leader in the innovation and manufacture of occlusion devices for the treatment of structural heart defects and leveraging its core competencies into leading positions in new markets.

        AGA devices undergo strict quality-control measures and manufacturing protocols. AGA is certified under ISO 13485 and had a qualification audit in January 2006 to qualify for this standard. AGA's quality system is compliant with both U.S. and European standards, including ISO 13485:2003, ISO 9001:2000, and European 93/42/EEC for Medical Devices and Annex II(3). AGA uses a combination of 100% inspection and statistical process control to ensure quality. The last stages of manufacturing of AGA's products are completed using Class 10,000 clean rooms with sterilization for all products assured by a local subcontractor. AGA's quality system was audited by the FDA in July 2006 and in February 2009, when the FDA made several findings, and no additional regulatory actions were required. In the February 2009 audit, the FDA's findings included a request to use alternate definitions when referring to certain product returns to require such returns to be characterized as complaints. AGA complied with this request and received a letter from the FDA in June 2009 indicating that the audit of its quality system was closed.

        AGA's AMPLATZER occlusion devices, vascular plugs and vascular grafts are composed of nitinol, a metal which contains a mixture of nickel and titanium alloy. AGA uses nitinol because its shape memory properties allow AGA's AMPLATZER occlusion devices, vascular plugs and vascular grafts to be compressed into a small catheter and advanced to the site of interest and, upon deployment, to regain their original shape as the sheath is withdrawn. Most of the component parts and raw materials used in AGA's manufacturing and assembly operations are purchased from outside suppliers and are, in some instances, manufactured on a custom basis. Also, most of these component parts and raw materials are available from more than one supplier. However, the primary component in its devices, nitinol, is provided by a single third-party supplier. AGA currently has no formal agreement with this supplier of nitinol. There are, however, additional suppliers of nitinol should AGA's existing supplier fail to meet its requirements. In addition, this manufacturer has multiple facilities qualified to supply AGA with nitinol, and AGA maintains at least a year's supply of nitinol. AGA has never experienced supply interruptions during its ten-year relationship with its existing supplier. However, if AGA encounters a cessation, interruption or delay in the supply of nitinol, AGA may be unable to obtain nitinol through other sources, on acceptable terms, within a reasonable amount of time or at all. In addition, any change of supplier of nitinol would require FDA approval. Any such cessation, interruption or delay may impair AGA's ability to meet scheduled product deliveries to its customers, hurt AGA's reputation or cause customers to cancel orders.

Competition

        The structural heart defect and the vascular disease and associated conditions device markets in which AGA competes are characterized as having relatively few competitors and high barriers to entry, including intellectual property and the clinical and regulatory processes required for product approval. Competition in these product markets is primarily based on:

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  ability to treat defects and conditions safely and effectively;

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  ease of use;

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  predictable clinical performance;

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  brand name recognition; and

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  cost effectiveness.

        AGA believes it competes favorably with respect to these factors, although there can be no assurance that AGA will be able to continue to do so in the future or that new products that perform better than those AGA offers will not be introduced. AGA believes that its continued success depends on its ability to:

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  continue to innovate and maintain scientifically advanced technology;

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  obtain and enforce patents or other protection for its products;

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  obtain and maintain regulatory approvals;

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  attract and retain skilled scientific and sales personnel; and

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  cost effectively manufacture and successfully market its products.

        While AGA's competitors include certain multi-product companies with significantly greater financial, marketing and other resources than AGA has, AGA competes with a limited number of companies across its product lines. In the United States, AGA's primary competitor in the ASD occluder market is W.L. Gore & Associates, or W.L. Gore; AGA's primary competitors in the PDA occluder market are Cook, Inc., or Cook, and Boston Scientific Corporation, or Boston Scientific; AGA's primary competitor in the VSD occluder market is NMT Medical, Inc., or NMT Medical; and AGA's primary competitors in the vascular plug market are Cook and Boston Scientific. In Europe, AGA's primary competitors in the ASD occluder market are W.L. Gore and Cardia, Inc., or Cardia; AGA's primary competitors in the PDA occluder market are Cook and Boston Scientific; AGA's primary competitor in the VSD occluder market is NMT Medical; AGA's primary competitors in the PFO occluder market are Cardia NMT Medical and St. Jude Medical Inc.; and AGA's primary competitors in the vascular plug market are Cook and Boston Scientific.

        Of these U.S. and European competitors, AGA is the only company with Japanese approval for ASD and PDA occluders, although others have received a CE Mark in Europe. Similar to AGA, NMT Medical and W.L. Gore are conducting clinical trials investigating PFO closure in the treatment of certain types of stroke.

Intellectual Property

        AGA believes that to have a competitive advantage AGA must develop, maintain and protect the proprietary aspects of its technologies. AGA relies on a combination of patent, trademark, copyright, trade secret and other intellectual property laws, nondisclosure agreements, licenses and other measures to protect its intellectual property rights. AGA requires its employees, consultants and advisors to execute confidentiality agreements. AGA also requires its employees, consultants and advisors who develop intellectual property for AGA to assign their rights to all intellectual property conceived in connection with their relationship with the company. AGA cannot provide assurance that employees and consultants will abide by the confidentiality or assignment terms of these agreements. In addition, despite measures AGA takes to protect its intellectual property, unauthorized parties might obtain or use information that AGA regards as proprietary. Any patents or other intellectual property issued to AGA may be challenged by third parties as being invalid.

Patents

        Where appropriate, to protect AGA's intellectual property rights related to its medical devices, AGA applies for U.S. and foreign patents. As of December 31, 2009, AGA had approximately 197 issued patents and a pipeline of approximately 126 pending patent applications. AGA's issued and pending patents cover many aspects of its devices' manufacture and usage. AGA's patent applications may not result in issued patents, and its patents that have been issued or might be issued may not adequately protect AGA's intellectual property rights. The first U.S. patent owned by AGA expires in

2014, unless extended as may be allowed under applicable law in certain circumstances. As new patents are granted, the term for each U.S. patent granted will be 20 years from the date the application is filed. The actual protection afforded by a foreign patent may vary from country to country, depending upon the laws of such country.

        AGA also makes royalty payments with respect to certain patents that were assigned to AGA by Dr. Kurt Amplatz and Mr. Curtis Amplatz.

Trademarks

        AGA has also registered, and filed applications to register, 57 trademarks with the U.S. Patent and Trademark Office and appropriate offices in foreign countries where AGA does business to distinguish AGA's products from competitors' products. AGA markets and sells substantially all of its devices under the AMPLATZER trademark, which is recognized as a global leader in structural heart defect occlusion devices. U.S. trademark registrations are for an unlimited duration, provided the marks continue to be used in commerce.

Government Regulation

Medical Device Regulation

        United States.    AGA's products and operations are subject to regulation by the FDA and state authorities, as well as the comparable authorities in the foreign jurisdictions discussed below. The FDA regulates the design, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, promotion, and distribution of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses or substantially equivalent to marketed products. Medical device manufacturers are also inspected regularly by the FDA. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets and the import of components used in the manufacture of medical devices.

        Under the Federal Food, Drug, and Cosmetic Act ("FFDCA"), medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulator control needed to ensure safe and effective use. Classification of a device is important because the class to which a device is assigned determines, among other things, the type of application process required for FDA review and clearance or approval to market the device. Class I includes devices with the lowest risk to the patient (and subject to the least regulatory control), while Class III includes devices that pose the greatest risk to the patient (and strictest regulatory control).

        The preponderance of AGA's business involves products in Class III. The FDA generally classifies devices that are surgically implanted into the heart as Class III. In contrast, some of AGA's devices that are marketed for peripheral vascular use are designated by the FDA as Class II devices. A couple of AGA's devices used to size the implant are classified as Class I.

        Class I devices.    Class I devices are considered low-risk devices subject to the least regulatory control. In general, a company can market a Class I device without premarket review by the FDA as long as it adheres to what the FFDCA calls General Controls, which sufficiently assure the safety and efficacy of the device. General Control requirements include compliance with the applicable portions of the FDA's manufacturing Quality System Regulation (QSR), facility registration and product listing, medical device reporting of adverse events, and truthful and non-misleading labeling, advertising, and promotional materials. Most Class I devices are exempt from the premarket notification process by the FDA, which is discussed below. Some Class I devices are also exempt from the QSR. Examples of

AGA Class I devices include the sizing plate and the sizing balloon used to determine the dimensions of the cardiac or vascular implants required by patients.

        Class II devices.    Class II devices are medium-risk devices subject to greater regulatory control than Class I devices. In addition to complying with the General Controls listed above, Class II devices are also subject to Special Controls, which may include performance standards, postmarket surveillance, patient registries, or guidelines. Most Class II devices are also required to obtain FDA clearance under Section 510(k) of the FFDCA (known as "premarket notification") before they can be marketed. When compliance with Section 510(k) is required, the company must submit to the FDA a premarket notification submission demonstrating that the device is "substantially equivalent" to a predicate device already on the market. A predicate device is either a device that was legally marketed prior to May 28, 1976 (the date upon which the Medical Device Amendments of 1976 were enacted) or another commercially available, similar device that was subsequently cleared through the 510(k) process. Data must support the safe and effective use of the device including bench testing, performance validation, and occasionally, but now more frequently, a limited amount of human clinical safety and efficacy data.

        If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, the FDA will grant clearance to commercially market the device. By regulation, the FDA is required to clear a completed 510(k) premarket notification application within 90 days of submission. As a practical matter, marketing clearance often takes longer in the event additional information is requested. Most device applications are now subject to user fees under the Medical Device User Fee and Modernization Act which also contains FDA performance goals for faster and more predictable device product review. If the FDA determines that the device, or its intended use, is not "substantially equivalent" to a previously cleared device or use, the FDA may place the device, or the particular use of the device, into Class III. The device sponsor must then fulfill more rigorous premarket requirements or petition to down-classify the device to Class II under the process known as "de novo" or "risk-based classification" review. An example of a Class II device is AGA's Vascular Plug for arterial and venous embolizations in the peripheral vasculature.

        Class III devices.    Class III devices are higher-risk devices such as those which support or sustain life or are used invasively in the body. Class III devices are subject to the greatest amount of regulatory control. In general, a Class III device cannot be marketed unless the FDA approves the device after submission of a premarket approval application, or PMA. The PMA process is more demanding than the 510(k) premarket notification process. A PMA application, which is intended to demonstrate that the device is safe and effective, must be supported by extensive data, including data from preclinical studies and human clinical trials. Human studies are conducted pursuant to a clinical protocol generally supervised by FDA and a patient IRB pursuant to an approved Investigational Device Exemption application ("IDE"). The PMA application must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA application, once the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will accept the application for agency review. The FDA, by statute and by regulation, has 180 days to review a PMA application, although the review of an application more often occurs over a significantly longer period of time, and can take up to several years. The user fee act referenced above also contains performance goals in exchange for the application fees paid to make device product reviews more timely and predictable. In approving a PMA application, or clearing a 510(k) application, the FDA may also require some form of post-market surveillance when necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Examples of PMA devices are AGA's Septal Occluder for transcatheter closure of atrial septal defects and AGA's Duct Occluder for transcatheter non-surgical closure of patent ductus arteriosus (PDA).

        Class III devices may also be marketed under a HDE for smaller patient populations. Such a designation can eliminate the need to file a full PMA supported by human clinical safety and efficacy trials. This is a two-step process. First, one must request a Humanitarian Use Device ("HUD") designation for a medical device. The applicant requests the designation for treatment of a rare disease or condition, or a medically plausible subset of a more common disease or condition. The applicant must demonstrate that that the disease or condition involves fewer that 4,000 diagnosed cases per year. Within 45 days the FDA must either approve or reject the request for designation. Once a HUD designation is approved, the sponsor must apply for the HDE. The applicant must show that the device would not be available unless the HDE were granted and that no comparable device, except another HUD, is available to treat the disease or condition. The FDA may request additional pre-clinical or other testing before approving or rejecting the application. Once the HUD device is available for marketing under an HDE, the amount charged for the device cannot exceed the costs of the device's research, development, fabrication, and distribution. AGA intends to seek an HDE for its device intended to treat Ventricular Septal Post Infarction.

        Unlike a PMA, which is very difficult for the FDA to revoke, the HUD designation for an HDE may be revoked if circumstances change. For example, the FDA may revoke the HDE if the number of cases is shown to exceed 4,000 per year, another device becomes commercially available, or the disease or condition is no longer considered a medically plausible subset or indication. For example, AGA held a HDE for its PFO Occluder, that was subsequently converted into a conventional IDE, for the non-surgical closure of a PFO in patients with recurrent cryptogenic stroke due to presumed paradoxical embolism through a PFO and who have failed conventional drug therapy. This is an example of how the FDA may change its policies, adopt additional regulations, or revise existing regulations, any of which could impact AGA's ability to market a device that was previously cleared or approved.

        Medical devices can be marketed only for the indications for which they are cleared or approved. Modifications to a previously cleared or approved device that could significantly affect its safety or efficacy or that would constitute a major change in its intended use, design or manufacture require a 510(k) clearance, premarket approval supplement or new premarket approval. AGA cannot assure that AGA will be successful in receiving approvals in the future or that the FDA will agree with its decisions not to seek approvals, supplements or clearances for particular device modifications. The FDA may require approval or clearances for past or any future modifications or new indications for AGA's existing products. Such submissions may require the submission of additional clinical or preclinical data and may be time consuming and costly, and may not ultimately be cleared or approved by the FDA in a timely manner or at all.

        AGA's manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and distribution of AGA's products. The QSR also, among other things, requires maintenance of a device master record, device history record, and complaint files. AGA's manufacturing facility is subject to periodic scheduled or unscheduled inspections by the FDA. Based on internal audits and FDA inspections, AGA believes that its facility is in substantial compliance with the applicable QSR regulations. AGA is also required to report to the FDA if its products cause or contribute to a death or serious injury or malfunction in a way that would likely cause or contribute to death or serious injury were the malfunction to recur. The FDA and authorities in other countries can require the recall of products, or AGA can voluntary recall a product, in the event of material defects or deficiencies in design or manufacturing. The FDA can also withdraw or restrict its product approvals or clearances in the event of serious, unanticipated health or safety concerns.

        The FDA has broad regulatory and enforcement powers. If the FDA determines that AGA failed to comply with applicable regulatory requirements, the FDA can impose a variety of enforcement actions from public warning letters, fines, injunctions, consent decrees and civil penalties to suspension or delayed issuance of approvals, seizure or recall of AGA's products, total or partial shutdown of production, withdrawal of approvals or clearances already granted, and criminal prosecution. The FDA can also require AGA to repair, replace or refund the cost of devices that AGA manufactured or distributed. If any of these events were to occur, it could materially adversely affect AGA.

        Legal restrictions on the export from the United States of any medical device that is legally distributed in the United States are limited. However, there are restrictions under U.S. law on the export from the United States of medical devices that cannot be legally distributed in the United States. If a Class I or Class II device does not have 510(k) clearance, and the manufacturer reasonably believes that the device could obtain 510(k) clearance in the United States, then the device can be exported to a foreign country for commercial marketing without the submission of any type of export request or prior FDA approval, if the device satisfies certain limited criteria relating primarily to specifications of the foreign purchaser and compliance with the laws of the country to which it is being exported (Importing Country Criteria). An unapproved Class III device can be exported if the device complies with the criteria discussed above for a 510(k) device and the device has a marketing authorization in one of a list of countries listed in the FFDCA. If an unapproved Class II device is not cleared for marketing in one of the listed countries, a license from the FDA is required in order to export it. AGA believes that all of its current products which are exported to foreign countries currently comply with these restrictions.

  International

        In many of the foreign countries in which AGA market its products, AGA is subject to regulations essentially similar to those of the FDA. The regulation of AGA's products in Europe falls primarily within the European Economic Area, which consists of the 25 member states of the European Union as well as Iceland, Liechtenstein and Norway. The legislative bodies of the European Union have adopted three directives in order to harmonize national provisions regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices: the Actives Implantables Directive, the Medical Device Directive (MDD) and the In-Vitro-Diagnostics Directive. AGA's devices are registered under the MDD. The member states of the European Economic Area have implemented the directives into their respective national laws. Medical devices that comply with the essential requirements of the national provisions and the directives will be entitled to bear a CE Mark. Unless an exemption applies, only medical devices which bear a CE Mark may be marketed within the European Economic Area. The European Commission has adopted numerous guidelines relating to the medical devices directives to ensure their uniform application. The method of assessing conformity varies depending on the class and type of the medical device and can involve a combination of self-assessment by the manufacturer and a third-party assessment by a Notified Body, which is an independent and neutral institution appointed by the member states to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's devices. An assessment by a Notified Body in one country within the European Economic Area is generally required in order for a manufacturer to commercially distribute the product throughout the European Economic Area.

        The European Standardization Committees have adopted numerous harmonized standards for specific types of medical devices. Compliance with relevant standards establishes the presumption of conformity with the essential requirements for a CE Mark. All of the products that AGA exports or manufactures for sale in Europe bear a CE Mark.

        Compliance activity is generally undertaken on a country-by-country basis under the control of the country's Competent Authority. A Competent Authority is the country's medical device regulatory agency, which is analogous to the FDA with regard to compliance matters. As discussed above, a Competent Authority has no role in facility inspection or product approval, which is done by the

Notified Body. Adverse events relating to medical devices are reported to the Competent Authority under a system known as Vigilance, on a country-by-country basis. The Competent Authority also controls product recalls or any other compliance action within a country.

Third-Party Reimbursement

        In the United States, as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay the cost of a significant portion of a patient's medical expenses. A uniform policy of reimbursement does not exist among these payors. Therefore, reimbursement can differ from payor to payor. These third-party payors may deny reimbursement if they determine that a device used in a procedure was not used in accordance with cost-effective treatment methods, as determined by the third-party payor. Also, third-party payors are increasingly challenging the prices charged for medical products and services. In international markets, reimbursement and healthcare payment systems vary significantly by country and many countries have instituted price ceilings on specific product lines. There can be no assurance that AGA products will be considered cost-effective by third-party payors, that reimbursement will be available or, if available, that the third-party payors' reimbursement policies will not adversely affect its ability to sell its products profitably. Reimbursement is also generally granted according to the surgical procedure for which the device is used, and not for the device itself. There can be no assurance that reimbursement for the procedure itself is sufficient to justify the use of any device deemed to be too expensive for the reimbursement available for a particular procedure code.

        Reimbursement in the United States depends on AGA's ability to obtain FDA clearances and approvals to market its products. Reimbursement also depends on AGA's ability to demonstrate the short-term and long-term clinical and cost-effectiveness of its products from the results AGA obtains from clinical experience and formal clinical trials. AGA presents these results at major scientific and medical meetings and publishes them in respected, peer-reviewed medical journals.

        The United States Center for Medicare and Medicaid Services, or CMS, sets reimbursement policy for the Medicare program in the United States. CMS policies may alter coverage and payment related to AGA's product portfolio in the future. These changes may occur as the result of National Coverage Decisions issued by CMS headquarters or as the result of local or regional coverage decisions by contractors under contract with CMS to review and make coverage and payment decisions. CMS maintains a national coverage policy, which provides for the utilization of AGA's products in Medicare beneficiaries. Medicaid programs are funded by both federal and state governments. Medicaid programs are administered by the states and vary from state to state and from year to year. Commercial payor coverage for AGA's products may vary across the United States.

        All third-party reimbursement programs, whether government funded or insured commercially, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering healthcare. These types of programs and legislative changes to reimbursement policies could potentially limit the amount which healthcare providers may be willing to pay for medical devices.

Fraud and Abuse

        AGA's operations are directly, or indirectly through its customers, subject to various state and federal fraud and abuse laws, including, without limitation, the FFDCA, federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, AGA's proposed sales, marketing and education programs. In addition, these laws require AGA to screen individuals and other companies, suppliers and vendors in order to ensure that they are not "debarred" by the federal government and therefore prohibited from doing business in the healthcare industry. The association or conduct of business with a "debarred" entity could be detrimental to AGA's operations and result in a negative impact on its business.

        The U.S. Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. This statute is normally used to insure that bribes or other illegal remuneration are not paid to physicians, or others, to induce their use of drugs or medical devices. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

        The U.S. False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Various states have also enacted laws modeled after the U.S. False Claims Act.

        In addition to the laws described above, the U.S. Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

        Voluntary industry codes, federal guidance documents and a variety of state laws address the tracking and reporting of marketing practices relative to gifts given and other expenditures made to doctors and other healthcare professionals. In addition to impacting AGA's marketing and educational programs, internal business processes will be affected by the numerous legal requirements and regulatory guidance at the state, federal and industry levels.

        If AGA's operations are found to be in violation of any of the laws described above or other applicable state and federal fraud and abuse laws, AGA, as well as its employees, may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of AGA's operations. Individual employees may need to defend such suits on behalf of AGA or themselves, which could lead to significant disruption in AGA's present and future operations.

International Trade

        The sale and shipment of AGA's products and services across international borders, as well as the purchase of components and products from international sources, subject AGA to extensive governmental trade regulations. A variety of laws and regulations, both in the United States and in the countries in which AGA transacts business, apply to the sale, shipment and provision of goods, services and technology across international borders. Because AGA is subject to extensive regulations in the countries in which AGA operates, AGA is subject to the risk that laws and regulations could change in a way that would expose it to additional costs, penalties or liabilities.

        Existing laws and regulations significantly affect cross-border transactions and shipments. These laws and regulations govern, among other things, the following activities:

        Importing Activities:    AGA engages in the importation of raw materials, components and finished products into the countries in which AGA transacts business. AGA acts as importer of record in many instances, but AGA also sells and ships goods to third parties who are themselves responsible for complying with applicable trade laws and regulations.

        In AGA's role as importer of record, AGA is directly responsible for complying with customs laws and regulations concerning the importation of its raw materials, components and finished products. If third parties violate FDA or customs laws and regulations when engaging in cross-border transactions involving AGA's products, AGA may be subject to varying degrees of liability depending on AGA's participation in the transaction. In addition, the activities of third parties may cause supply chain disruptions and delays in the distribution of AGA's products that impact its business activities.

        Exporting Activities:    AGA is responsible for compliance with applicable export control and economic sanctions laws and regulations with respect to its export of goods, technology and services to customers and end-users located in countries in which AGA transacts business. AGA also sells and provides goods, technology and services to agents, representatives and distributors who may export such items to customers and end-users.

        If third parties violate applicable export control and economic sanctions laws and regulations when engaging in transactions involving AGA's products, AGA may be subject to varying degrees of liability dependent upon its participation in the transaction. The activities of AGA's third parties may cause disruption or delays in the distribution and sales of AGA's products, or result in restrictions being placed upon AGA's international distribution and sales of products, which may materially impact AGA's business activities.

        Many countries, including the United States, control the export and reexport of goods, technology and services for reasons including public health, national security, regional stability, antiterrorism policies and the nonproliferation of nuclear, chemical and biological weapons. In certain circumstances, approval from governmental authorities may be required before goods, technology or services are exported or reexported to certain destinations, to certain-end-users and for certain end-uses. In addition, governments, including the United States, may impose economic sanctions against certain countries, persons and entities. Because export control and economic sanctions laws and regulations are complex and constantly changing, AGA cannot assure you that laws and regulations may not be enacted, amended, enforced or interpreted in a manner materially impacting its ability to sell or distribute products.

        Antiboycott Laws:    Under U.S. laws and regulations, U.S. companies and their controlled-in-fact foreign subsidiaries and affiliates are prohibited from participating or agreeing to participate in unsanctioned foreign boycotts in connection with certain business activities, including the sale purchase, transfer, shipping or financing of goods or services within the United States or between the United States and a foreign country. Currently, the United States considers the Arab League boycott of Israel to constitute an unsanctioned foreign boycott.

        AGA is responsible for ensuring it complies with the requirements of U.S. antiboycott laws for all transactions in which it is involved. If AGA or third parties violate U.S. antiboycott laws and regulations when engaging in transactions involving AGA's products, AGA may be subject to varying degrees of liability dependent upon the nature of the transaction and its participation in the transaction. Penalties for any violations of antiboycott laws and regulations could include criminal penalties and civil sanctions such as fines, imprisonment, debarment from government contracts, loss of export privileges and the denial of certain tax benefits, including foreign tax credits, foreign subsidiary deferrals, Foreign Sales Corporation benefits and Interest Charge-Domestic International Sales Corporation benefits.

        Antibribery laws:    Many of the countries in which AGA transacts business have domestic laws that restrict the offer or payment of anything of value to government officials or other persons with the intent of gaining business or favorable government action. Moreover, some of the transactions in which AGA and its officers, directors, employees and agents engage may be governed by the legal obligations and standards set forth under the U.S. Foreign Corrupt Practices Act and, at times, other laws modeled on the OECD Convention for Combating Bribery of Foreign Public Officials in International Business Transactions. In addition to prohibiting certain bribery-related activity with foreign officials and other persons, these laws provide for recordkeeping and reporting obligations. Penalties for any violations of these anti-bribery laws could include criminal penalties and civil sanctions such as fines, imprisonment, debarment from government contracts and loss of export privileges.

Employees

        As of September 30, 2010, AGA had approximately 520 employees. From time to time, AGA also employs independent contractors to support its operations. AGA believes that its continued success will depend on its ability to continue to attract and retain skilled scientific and sales personnel. AGA has never had a work stoppage, and none of its worldwide employees is represented by a labor union. AGA believes its relationship with its employees is satisfactory.

Property

        AGA's corporate headquarters and center of domestic operations in Plymouth, Minnesota, was purchased by it in 2003. In 2006, AGA refurbished the facility and consolidated all of its U.S. activities, including its sales, manufacturing, warehousing, research and development and administrative activities, into that location. The facility consists of approximately 205,000 square feet, of which manufacturing and distribution occupies approximately 24,000 square feet. Outside the United States, AGA leases a sales and distribution office in Birmingham, United Kingdom of approximately 5,800 square feet, a sales office in Frankfurt, Germany of approximately 5,000 square feet, a sales office in Madrid, Spain of approximately 5,700 square feet, a sales office in Paris, France of approximately 6,700 square feet, and a sales and distribution office in Milan, Italy of approximately 8,300 square feet. AGA believes its facilities are suitable for its current needs.

Legal Proceedings

        AGA is from time to time subject to, and is presently involved in, litigation or other legal proceedings in the ordinary course of business.

Foreign Corrupt Practices Act Settlement

        On June 2, 2008, AGA entered into a Deferred Prosecution Agreement ("DPA"), with the Department of Justice concerning alleged improper payments that were made by its former independent distributor in China to (1) physicians in Chinese public hospitals in connection with the sale of its products and (2) an official in the Chinese patent office in connection with the approval of its patent applications, in each case, in potential violation of the Foreign Corrupt Practices Act ("the FCPA"). The FCPA makes it unlawful for, among other persons, a U.S. company, acting directly or through an agent, to offer or to make improper payments to any "foreign official" in order to obtain or retain business or to induce such "foreign official" to use his or her influence with a foreign government or instrumentality thereof for such purpose.

        AGA initiated the investigation that ultimately resulted in the DPA and initially disclosed such investigation to the Department of Justice in July 2005. AGA's investigation revealed that between

December 1997 and February 2005, certain of its current and former employees were aware of and approved AGA's former distributor's payment of kickbacks to physicians employed by government-owned hospitals in China in order to induce them to use AGA's products. These physicians are deemed to be "foreign officials" under the FCPA, which would cause such kickbacks to be considered improper payments in violation of the FCPA. The investigation also revealed that in March 2001, AGA's former distributor indicated to certain of its current and former employees that it would be necessary to "sponsor" a Chinese patent official in order to get approval for patent applications filed by it in China in a timely manner, and AGA agreed to cover the fee. Subsequently, its former distributor informed it that it had paid $20,000 to a Chinese patent official to help obtain approval of patents for its products. AGA's investigation included a review of its activities and those of its other foreign distributors, and this review revealed no other violations of the FCPA. During the period in question, AGA's sales from China were approximately $13.5 million.

        In July 2006, AGA voluntarily disclosed in writing to the Department of Justice the results of its internal investigation. Between July 2006 and March 2008, the Department of Justice conducted confirmatory interviews with certain of AGA's employees and third parties, and AGA produced relevant documents to the Department of Justice obtained through its internal investigation and as requested by the Department of Justice. The Department of Justice has not filed individual charges against any of AGA's officers or other employees, nor is there any indication that the Department of Justice will commence any investigation of any of AGA's officers or other employees with respect to the conduct covered by the DPA.

        As part of the DPA, AGA consented to the Department of Justice filing a two-count criminal statement of information against AGA in the U.S. District Court, District of Minnesota, which was filed on June 3, 2008. The two counts include a conspiracy to violate the FCPA and a substantive violation of the anti-bribery provisions of the FCPA related to the above-described activities in China. Although AGA did not plead guilty to the statement of information, AGA accepted responsibility for the acts of its employees and agents as set forth in the DPA, and AGA faces prosecution under that information, and possibly other charges as well, if AGA fails to comply with the terms of the DPA. Those terms require it to, for approximately three years, (1) continue to cooperate fully with the Department of Justice on any investigation relating to violations of the FCPA and any and all other matters relating to improper payments, (2) continue to implement a compliance and ethics program designed to detect and prevent violations of the FCPA and other applicable anti-corruption laws, (3) review existing and, if necessary, adopt new controls, policies and procedures designed to ensure that AGA make and keep fair and accurate books, records and accounts and maintain a rigorous anti-corruption compliance code designed to detect and deter violations of the FCPA and other applicable anti-corruption laws, and (4) retain and pay for an independent monitor to assess and oversee AGA's compliance and ethics program with respect to the FCPA and other applicable anti-corruption laws. The DPA also required AGA to pay a monetary penalty of $2.0 million. In the fourth quarter of 2007, AGA had recorded a financial charge of $2.0 million for the potential settlement. The terms of the DPA will remain binding on any successor or merger partner as long as the agreement is in effect.

        If AGA complies with the DPA, the Department of Justice has agreed not to prosecute the company with respect to the activities in China that were disclosed, as described above, and, following the term of the DPA, to permanently dismiss the criminal statement of information that is currently pending against AGA. Furthermore, since July 2005, AGA has taken a number of steps to reinforce its commitment to conduct its business in compliance with all applicable anti-corruption laws by enhancing its compliance and ethics program, including (1) requiring the execution of revised contracts with foreign distributors containing comprehensive FCPA and other applicable anti-corruption provisions, (2) retaining an independent third party to perform background checks on all new foreign distributors and compliance audits for existing foreign distributors, (3) implementing FCPA and other applicable anti-corruption training for all foreign distributors and employees, (4) establishing and appointing the position of Chief Compliance Officer, (5) establishing a compliance committee, consisting of AGA's entire executive management team, which must approve all requests to make any payments to foreign officials, healthcare providers and charities, (6) implementing an appropriate process for documenting and approving such payments, (7) establishing an audit committee of the board of directors with oversight over AGA's compliance and ethics program, and (8) retaining an internal auditor to audit the compliance program against the terms of the DPA.

        A criminal conviction of AGA under the FCPA would lead to AGA's mandatory exclusion from participation in federal healthcare programs, and may lead to debarment from U.S. and foreign government contracts. AGA has discussed the DPA with the U.S. Department of Health and Human Services, Office of Inspector General, or the HHS/OIG, and the HHS/OIG confirmed to it in writing that the DPA and the activities related thereto will not result in exclusion from participation in federal healthcare programs.

Medtronic Litigation in the United States

        On January 29, 2007, Medtronic, Inc. filed a patent infringement action against AGA in the U.S. District Court for the Northern District of California, alleging that substantially all of AGA's AMPLATZER occluder and vascular plug devices, which have historically accounted for substantially all of the AGA's net sales, infringe three of Medtronic's method and apparatus patents on shape memory alloy stents (U.S. Patent Nos. 5,190,546, 6,306,141 and 5,067,957, collectively known as the "Jervis patents"). On March 26, 2010, Medtronic and AGA entered into a Settlement and License Agreement in which the parties agreed to settle all issues in the pending litigation. AGA agreed to pay Medtronic the total amount of $35.0 million according to the following schedule: The first payment of $7.5 million was paid in April 2010; the second payment of $7.5 million will be paid in January 2012; and the third and fourth payments of $10.0 million each will be paid in January 2013 and January 2014. Medtronic also granted AGA a royalty-free, paid-up license to the patents at issue for any and all existing AGA products, as well as any future AGA products that use nitinol for the entire term of the Jervis patents. On March 30, 2010, an order was entered by the court dismissing the litigation with prejudice. The settlement resulted in a charge for the period ended March 31, 2010 of $31.9 million, representing the discounted value of the $35.0 million settlement amount to be paid out over the four-year period.

Occlutech Litigation in Europe

        In August 2006, AGA brought a patent infringement action in Germany against Occlutech GmbH, a European manufacturer of cardiac occlusion devices, and DRABO Medizintechnik based on the German part (DE No. 695 34 505) of one of AGA's European patents (EP No. 08080 138), granted to AGA in October 2005, for intravascular occlusion devices and the method of manufacturing such devices.

        On July 31, 2007, the District Court in Düsseldorf entered a judgment in AGA's favor finding that Occlutech and DRABO literally infringed the German part of its European patent. The three-judge panel granted AGA the right to enforce an order prohibiting the defendants from possessing, manufacturing or selling the infringing products. The judgment also entitled AGA to enforce the immediate destruction of all infringing products in Occlutech's inventory. Consequently, Occlutech has destroyed over 2,300 occluders before a notary public and is currently prohibited from manufacturing or selling the infringing products in Germany. Under German practice, the District Court required AGA to post a bond in the amount of €1 million to secure AGA's ability to respond to damages claimed by Occlutech in the event that the decision of the District Court is reversed on appeal or AGA's patent is held invalid in related proceedings in the German patent court. The bond amount is not a limitation on damages.

        On August 6, 2007, Occlutech filed an appeal against the District Court judgment before a German Court of Appeals, contending that the District Court judgment was based on an overly broad interpretation of AGA's European patent, and, in addition, initiated invalidation proceedings against the patent with the German Federal Patent Court in Munich. On December 22, 2008, the German Court of Appeals dismissed Occlutech's appeal and entered a judgment in favor of finding that Occlutech infringed AGA's patent. On October 6, 2009, the German Federal Patent Court found that AGA's patent was valid in all respects and dismissed Occlutech's invalidation proceedings. Occlutech has filed an appeal against both decisions with the German Federal Court of Justice. A final decision on the appeals with the German Federal Court of Justice is not expected to be reached until 2010 or later. On October 29, 2009, the German Regional Court in Düsseldorf, Germany granted a preliminary injunction against the manufacture, possession and sale of the Figulla® Flex occluders manufactured by Occlutech and determined that Occlutech's product infringed its German patent. On June 22, 2010, the Regional Court in Düsseldorf awarded AGA approximately EUR 2.1 million in damages against Occlutech for Occlutech's infringement. Occlutech has tendered the amount to AGA as required pending Occlutech's appeal. A hearing schedule has not yet been set in the damages appeal and is not likely to occur before 2010.

        In addition, Occlutech initiated proceedings against AGA's corresponding patents in Italy, the Netherlands, the United Kingdom, Spain and Sweden, seeking invalidity and non-infringement declarations. On October 29, 2008, the Patent Court in the Netherlands ruled in favor of Occlutech in the non-infringement declaration. The court did not rule on the invalidity claim. AGA has appealed the decision to the Dutch Court of Appeals and a decision is expected by the end of 2010. On July 31, 2009, a United Kingdom patent court upheld the validity of AGA's patent, but it ruled that the Occlutech products do not infringe on AGA's patent. AGA appealed and on June 22, 2010, the UK Court of Appeals affirmed the decision. AGA has appealed to the UK Supreme Court for further review. Final decisions in all of these actions are also not expected to be reached until 2010 or later. AGA intends to vigorously defend its patents and believes that AGA has a good basis for prevailing in both the appeals before the German and Dutch appellate courts, in the planned appeal before the United Kingdom appellate court and against Occlutech's various invalidation proceedings. However, the outcome in any of these proceedings may not be favorable to AGA.

University of Minnesota Litigation in the United States

        On November 30, 2007, the University of Minnesota filed a patent infringement action against AGA in the United States District Court for Minnesota, alleging that AGA's AMPLATZER occlusion devices infringe the University's method and apparatus patents on septal occlusion devices (U.S. Patent Nos. 6,077,291, or the '291 patent, and 6,077,281). The University is seeking injunctive relief as well as damages, including damages for alleged willful infringement, although no damage amount has been specified in the complaint. AGA has filed an answer and counterclaims seeking a declaration of non-infringement, invalidity, unenforceability, equitable estoppel, laches, and expiration of the '291 patent, among others. On April 18, 2008, the Court granted AGA's motion for partial summary judgment, declaring that the '291 patent expired for failure to pay the maintenance fees and has been unenforceable from and after June 21, 2004. Subsequently, the U.S. Patent and Trademark Office repeatedly rejected the University's petition to reinstate the '291 patent, which is, therefore, no longer enforceable. The University of Minnesota filed suit in the Eastern District of Virginia to issue a writ of mandamus to the U.S. Patent and Trademark Office to reinstate the '291 Patent. On March 31, 2010, the court granted summary judgment against the University of Minnesota. The University of Minnesota has appealed the decision to the United States Federal Circuit Court of Appeals. A trial date has not been set in the underlying infringement litigation. Although AGA presently believes that the lawsuits lack merit, AGA cannot guarantee that the outcome of these litigations will be favorable to AGA or that material damages will not be awarded against AGA.

W.L. Gore Litigation in the United States

        On August 24, 2010, AGA filed a patent infringement action against the W.L. Gore ("Gore") alleging that Gore's Helex Septal Occluder infringes AGA's apparatus patent No. 5,944,738 on certain collapsible medical devices. AGA is seeking damages and a permanent injunction. On October 8, 2010 Gore counterclaimed that the relevant AGA patent is invalid.

Putative Stockholder Class Action

        For a description of two putative stockholder class action complaints filed on October 28 and 29, 2010, see "St. Jude Medical Legal Proceedings—Litigation—Putative Stockholder Class Action" at page 63.

        AGA believes that there are no pending lawsuits or claims, including those noted above, that, individually or in the aggregate, are likely to have a material adverse effect on AGA's business, financial position or results of operations.

AGA MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of AGA's financial condition and results of operations together with AGA's consolidated financial statements and the related notes appearing in the financial statements section of this prospectus/offer to exchange. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus/offer to exchange, including information with respect to AGA's plans and strategy for its business and expected financial results, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus/offer to exchange for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        AGA is a leading innovator and manufacturer of medical devices for the minimally invasive treatment of structural heart defects and vascular diseases, which it markets under the AMPLATZER brand. AGA was founded in 1995 to capitalize on the attributes of nitinol to make occlusion devices for the transcatheter treatment of structural heart defects, and AGA's AMPLATZER occlusion devices initially focused on the treatment of these defects. AGA received a CE Mark in Europe for its occlusion devices and related delivery systems in 1998. In 2001, AGA received U.S. regulatory approval to commercialize its AMPLATZER Septal Occluder, which addresses one of the largest treatment areas of the structural heart defect market. AGA received U.S. regulatory approval to commercialize its AMPLATZER Duct Occluder device in 2003 and its AMPLATZER Muscular VSD Occluder device in 2007.

        AGA's AMPLATZER occlusion devices utilize AGA's expertise in braiding nitinol and designing transcatheter delivery systems. Historically, the majority of AGA's sales were to interventional cardiologists to treat a range of structural heart defects. AGA has recently leveraged its core competencies in braiding nitinol and designing transcatheter delivery systems to develop products for the treatment of certain vascular diseases. AGA's vascular products are sold through a separate sales force targeted at interventional radiologists and vascular surgeons. AGA's first products in this area, which AGA launched in the United States in September 2003 and in Europe in January 2004, are vascular plugs for the closure of abnormal blood vessels that develop outside the heart. A second version of AGA's vascular plug was approved and launched in the United States and Europe in August 2007. A third version was approved and launched in Europe in May 2008. A fourth version was approved and launched in Europe in July 2009. AGA also filed for regulatory approval of this device in the United States and hopes to receive clearance in the second half of 2010.

        AGA is also focused on capitalizing on the growing body of evidence that links the presence of PFOs to certain types of stroke and migraines. AGA is currently enrolling in three PFO clinical trials, one focused on strokes and two focused on migraines. These clinical trials have significantly increased AGA's research and development expenses.

        AGA's other products in development include a new version of its AMPLATZER Duct Occluder, which received a CE Mark in February 2008 and is currently the subject of a clinical trial to support U.S. approval, additional versions of its AMPLATZER Vascular Plugs, an occlusion device to close the Left Atrial Appendage, or LAA, and to prevent strokes in atrial fibrillation patients, which received a CE Mark in December 2008 and is currently the subject of a clinical trial to support U.S. approval, and vascular grafts to treat aneurysms. AGA received a CE Mark in Europe in May 2008 for its AMPLATZER Vascular Plug III, and initially applied for FDA approval in the United States in February 2008. AGA is currently evaluating its U.S. regulatory filing strategy for this device. AGA's AMPLATZER Vascular Plug IV received a CE Mark in Europe in July 2009 and AGA expects to receive regulatory clearance in the United States in the second half of 2010. AGA believes that its family of vascular grafts will likely require clinical trials in order to receive U.S. regulatory approval.

        On July 28, 2005, AGA implemented a corporate reorganization, which AGA refers to as its July 2005 reorganization. As part of the July 2005 reorganization, AGA Medical Corporation purchased and redeemed all of the outstanding shares of common stock owned by one of AGA Medical Corporation's two then existing stockholders. To finance AGA's July 2005 reorganization, AGA Medical Corporation (1) issued an aggregate principal amount of $50.0 million of the 2005 notes, which were purchased by one of the WCAS Stockholders at a discount, (2) issued 128,524 shares of Series A preferred stock to the WCAS Stockholders at a purchase price of $1,000 per share and (3) borrowed $107.0 million under a $122.0 million senior credit facility, consisting of a $107.0 million senior term loan and a $15.0 million revolving credit facility. The remaining stockholder and new investors subsequently contributed all of their outstanding shares in AGA Medical Corporation to AGA in exchange for shares of AGA.

        On April 28, 2006, AGA completed a $240.0 million recapitalization, which AGA refers to as its April 2006 recapitalization. As part of the April 2006 recapitalization, AGA entered into an amended and restated senior secured credit facility consisting of a $215.0 million seven-year Tranche B term loan facility and a $25.0 million revolving credit facility, which AGA refers to collectively as its senior secured credit facility. The Tranche B term loan was drawn in full in April 2006, and the proceeds were used to pay off existing senior debt, accrued dividends of $11.0 million to the Series A preferred and Class A common stockholders, a $0.30 per share dividend to all Series A preferred, Class A common and other common stockholders, and transaction-related expenses, as well as to fund general working capital needs. On October 5, 2008, Lehman Commercial Paper Inc. ("LCPI") filed for protection under Chapter 11 of the Federal Bankruptcy Code. LCPI had committed to provide $9.5 million under the $25 million revolving credit facility. In March 2009, Bank of America, N.A. assumed the commitment under AGA's revolving credit facility previously held by LCPI.

Recent Acquisitions

        Effective January 1, 2009, AGA purchased the distribution rights, inventory and intangible assets from its distributors in Canada, Portugal, France, Belgium and the Netherlands and began direct distribution in these countries. The aggregate purchase price of these acquisitions totaled $10.8 million, consisting of cash payments of $6.1 million, the discounted value of $1.4 million in additional guaranteed payments and the discounted value of up to $3.3 million in additional contingent payments if certain revenue goals are achieved. Effective January 1, 2009, AGA began direct distribution in Italy as a result of its purchase on January 8, 2009 of certain distribution rights, inventory, equipment, intangible assets and goodwill from its former Italian distributor. The aggregate purchase price was $41.0 million, consisting of cash payments of $26.6 million, the discounted value of $9.2 million in additional guaranteed payments and the discounted value of up to $5.2 million in additional contingent payments if certain revenue goals are achieved during the first three years following completion of the acquisition.

        Effective January 1, 2010, AGA expanded its direct distribution in Canada by purchasing the vascular product distribution rights, inventory and intangible assets from AGA's former Canadian distributor. The aggregate purchase price was $0.3 million, consisting of cash payments of $0.2 million and the discounted value of up to $0.1 million in additional contingent payment if certain revenue goals are achieved during AGA's 2010 fiscal year.

Components of Results of Operations

Net Sales

        AGA's net sales are derived primarily from the sales of its AMPLATZER occlusion devices for the repair of structural heart defects and, more recently, AMPLATZER Vascular Plugs for the repair of abnormal blood vessels. In addition, AGA also sells accessories, such as delivery systems, sizing balloons and guidewires. Other components of net sales include freight revenue, restocking fees and net adjustments to sales return reserves. Since 2006, the geographic distribution of net sales between U.S. and international net sales has remained relatively stable with U.S. net sales constituting approximately 40% of AGA's net sales.

        From 2006 to 2009, AGA's net sales have presented a compound annual growth rate of 15.9%. Net sales have grown during that time primarily due to:

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  the increasing awareness, acceptance and use of non-invasive devices for treatment of structural heart defects and vascular diseases;

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  selected conversion of AGA's international distributors to direct sales and the expansion of U.S. direct sales force beginning in 2007;

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  higher average selling prices, primarily in the United States;

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  the expansion of AGA's product portfolio; and

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  AGA's geographic expansion into additional international markets.

        A majority of AGA's net sales are generated by its direct sales efforts for products that are shipped and billed to hospitals throughout the world. In countries where AGA does not have a direct sales force, sales are generated by shipments to distributors who, in turn, sell to hospitals. AGA has agreements in place with each of its distributors that provide them exclusive rights to sell products in their specified territories. Substantially all of AGA's net sales to its distributors are denominated in U.S. dollars, while international direct sales are typically denominated in the local currency.

Cost of Goods Sold

        AGA manufactures a substantial majority of the products that it sells. The cost of goods sold consists primarily of costs associated with direct labor, raw materials and components, manufacturing overhead, salaries, other personnel-related expenses for AGA's management team, quality control, royalties, freight, service warranty, insurance and depreciation.

        AGA's cost of goods sold has decreased as a percentage of net sales over the past three years primarily as a result of higher average selling prices of its devices, lower net royalty costs as a percent of sales and improved manufacturing efficiencies. As AGA manufactures substantially all of its products at its headquarters in Plymouth, Minnesota, substantially all of the costs of goods sold are in U.S. dollars. AGA is evaluating manufacturing operations in Europe for all of its devices that are sold in international markets within 12 to 18 months.

        AGA's management reviews and analyzes the components of cost of goods sold and utilizes cost of goods sold as a percentage of net sales as an indicator of AGA's efficiency in manufacturing its products.

Selling, General and Administrative

        AGA's selling and marketing expenses consist primarily of salaries, commissions and other personnel-related expenses for employees engaged in sales, marketing and support of its products, trade shows, promotions and physician training. General and administrative expenses consist of expenses for AGA's executive, finance, legal, compliance, administrative, information technology and human resource departments.

        AGA's selling, general and administrative expenses have increased as a percentage of net sales over the past three years primarily as a result of establishing and expanding U.S. and European direct sales forces, increasing legal costs, and increased headcount associated with enhancing AGA's management team and corporate infrastructure to support the growth of the business. Except for the costs associated with AGA's European direct sales force and facilities, AGA's selling, general and administrative expenses are primarily in U.S. dollars.

        AGA expects its sales and marketing expenses to increase in absolute terms as it continues to expand its direct sales force, both in the United States and internationally to support the growth of the business and new products launches. AGA expects that its general and administrative expenses will increase in dollar amounts but will decline as a percentage of sales over the longer term as a result of the growth of the business. AGA believes that the combination of its investments in corporate infrastructure, its established sales force infrastructure in place in Europe and the US, and its successful completion of clinical trials will allow AGA to leverage the investments it has made in support of a larger business.

        AGA's management reviews and analyzes selling, general and administrative expenses in absolute terms and as a percentage of net sales as an indicator of AGA's ability to manage its business to annual operating plans.

Research and Development

        AGA's research and development expenses consist primarily of those (1) associated with the development, design and testing of new products, product enhancements and new applications for existing products, and (2) incurred to operate clinical trials, including trial design, clinical-site reimbursement, data management and associated travel expenses. These expenses include engineering, pre-clinical studies, clinical trials and clinical personnel costs, cost of materials, supplies, services and an allocation of facility overhead costs. AGA expenses all of its research and development costs as incurred.

        AGA's research and development expenses have increased over the past three years primarily as a result of increased clinical trial and research and development spending as a result of focusing on commercializing AGA's pipeline of new products, product enhancements and new applications for existing products.

        AGA expects to continue to invest in the development of new products and technologies. AGA, therefore, expects its total research and development expenses to increase in absolute terms but does not expect them to significantly increase as a percentage of net sales. AGA also expects period-to-period increases to be driven by research and development expenses related to clinical trials as these expenses are subject to periodic variation based on various factors, such as the number of clinical trials underway at any given time, the number of patients in each trial and the pace of enrollment. AGA expects research and development to decrease as a percentage of net sales over the longer term.

Amortization of Intangible Assets

        AGA amortizes intangible assets, such as developed technology, royalty rights, patents and customer relationships over their useful life, typically over periods ranging from five to ten years. Amortization of intangible assets has increased over the past three years primarily as a result of AGA's:

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  July 2005 reorganization.  As a result of the July 2005 reorganization, AGA recorded goodwill and intangibles in the amount of $178.0 million, resulting in amortization of intangible assets of $12.2 million in each of the three years ended December 31, 2009, 2008 and 2007, respectively.

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  2007 purchase of patent rights.  Effective January 2007, AGA purchased certain patent rights relating to its products for a $14.5 million payment which resulted in the creation of an intangible asset to be amortized over 7.5 years. AGA recorded amortization expense of $1.9 million in each of the three years ended December 31, 2009, 2008 and 2007, related to this purchase of patent rights. The purchase reduced cost of goods sold by approximately 2% per year. The royalty payments associated with these patents would have continued until 2014 and 2015 for U.S. and international sales, respectively, had the purchase not taken place.

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  Distributor to direct conversions.  As a result of AGA's distributor to direct conversions, AGA recorded goodwill and intangibles in the amount of $72.3 million, resulting in amortization of intangible assets of $5.7 million, $1.2 million, and $0.9 million in each of the three years ended December 31, 2009, 2008 and 2007, respectively.

Change in purchase consideration

        Change in purchase consideration represents changes in the fair value of contingent payment obligations in accordance with ASC 805, Business Combinations. See "—Recent Accounting Pronouncements." For the year ended December 31, 2009, AGA recorded as a reduction to operating expenses $1.1 million for a change in purchase consideration derived from a reduction in the fair value of contingent payment obligations resulting from the acquisitions of distribution rights from former distributors in Canada, Italy, the Netherlands and Portugal based on actual and forecasted revenue assumptions for 2009, and for Italy revenue assumptions for 2010 and 2011.

Foreign Corrupt Practices Act Settlement

        On June 2, 2008, AGA entered into a Deferred Prosecution Agreement ("DPA"), with the U.S. Department of Justice concerning alleged improper payments that were made by AGA's former independent distributor in China. As part of the DPA, AGA was required, among other things, to pay a monetary penalty of $2.0 million. In anticipation of the settlement, AGA recorded in 2007 a charge of $2.0 million.

Loss on disposal of property and equipment

        Loss on disposal of property and equipment represents the remaining net book value of these assets at the time of their disposal.

Investment Income (Loss)

        Investment income (loss) includes the difference between the proceeds received from the sale of an investment and its carrying value. In addition, investment income (loss) includes AGA's portion of losses under the equity method of accounting that AGA recognizes in connection with its investment in a private early-stage structural heart medical device company.

Interest Income

        Interest income is comprised of interest income earned on cash and cash equivalents and short-term investments, consisting primarily of certain investments that have contractual maturities no greater than three months at the time of purchase.

Interest Expense

        Interest expense consists primarily of interest and debt discounts on borrowings under AGA's senior secured credit facility entered into in connection with the July 2005 reorganization and amended and restated in connection with the April 2006 recapitalization, as well as the 2005 notes entered into in connection with the July 2005 reorganization.

Other Income (Expense), Net

        Other income (expense), net primarily includes royalty income and foreign exchange gains and losses net of certain other expenses.

Income Taxes

        Income taxes are comprised of federal, state, local and foreign taxes based on income.

Net Income

        During the fiscal years ended December 31, 2009, 2008, and 2007, AGA's net income declined despite significantly increased net sales and higher gross margins. These higher gross margins have been offset by increases in investments AGA has made in its business, such as increased expenses associated with selective conversion of AGA's distributors to a direct sales force, research and development expenses, including increased clinical trial expenses related to the expansion of AGA's product pipeline, increased selling, general and administrative expenses, including legal fees related to defending intellectual property and expenses related to strengthening corporate infrastructure, and increased interest and amortization expense resulting primarily from distributor to direct conversions.

Critical Accounting Policies

        AGA's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires AGA to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, AGA evaluates its estimates including those related to product returns, bad debts, inventories, income taxes, long-lived assets and intangibles. AGA bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

        The accounting policies AGA believes to be most critical to understanding AGA's financial results and condition and that require complex and subjective management judgments are discussed below.

Revenue Recognition

        In the United States and certain European countries, where AGA primarily sells its products directly to hospitals, AGA recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectibility is reasonably assured. These criteria are typically met at the time of shipment when the risk of loss and title passes to the customer.

        In other international markets, AGA sells its products to international distributors who subsequently resell the products to hospitals. Sales to distributors are recognized at the time of shipment, provided that AGA has received an order, the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured and AGA can reasonably estimate returns. In cases where AGA's products are held on consignment at a customer's location, AGA recognizes net sales at the time the product is used in the procedure rather than at shipment.

Product Returns Policy

        AGA warrants that its products are free from manufacturing defects at the time of shipment. AGA allows for product returns in certain circumstances, such as damaged or faulty products or products that are incorrectly sized and subsequently unused during a procedure. Allowances are provided for estimated product returns at the time of sale based on historical returns experience and recorded as a reduction of sales. Allowances are provided for estimated warranty costs at the time of shipment. AGA reserves approximately 1% to 5% of sales for these various return categories.

        In July 2006, AGA established a change to its product returns policy, effective January 1, 2007, whereby AGA would no longer accept the return of expired products from its customers. As a result of this change in policy, AGA recorded reductions to its product returns reserve balances of $1.3 million for the year ended December 31, 2007 and none for the years ended December 31, 2008 and 2009. These recorded reductions had the effect of increasing net sales in 2007.

Accounts Receivable and Allowance for Doubtful Accounts

        AGA has receivables from a diversified customer base. The creditworthiness of customers is analyzed and monitored before sales are approved. AGA records an allowance for doubtful accounts based on past history, current economic conditions and the composition of AGA's accounts receivable aging, and in some cases, AGA makes allowances for specific customers based on several factors, such as the creditworthiness of those customers, payment history and disputes with customers. AGA historically has not had any material issues with respect to allowance for doubtful accounts as a result of collection.

Inventory Reserves

        AGA calculates inventory reserves for estimated obsolescence or excess inventory based on historical turnover and assumptions about future demand for products and market conditions. AGA's industry is characterized by regular new product development, and as such, inventory is at risk of obsolescence following the introduction and development of new or enhanced products. AGA's estimates and assumptions for excess and obsolete inventory are reviewed and updated on a quarterly basis. The estimates used for demand are also used for near-term capacity planning and inventory purchasing and are consistent with sales forecasts. Future product introductions and related inventories may require additional reserves based upon changes in market demand or introduction of competing technologies. Increases in the reserve for excess and obsolete inventory result in a corresponding expense in cost of goods sold. AGA's reserve for excess and obsolete inventory was $1.9 million as of December 31, 2009 and $1.8 million as of December 31, 2008.

Goodwill and Indefinite Lived Intangibles

        AGA periodically evaluates whether events and circumstances have occurred that may affect the estimated useful life or the recoverability of the remaining balance of AGA's goodwill and indefinite lived intangible assets. If such events or circumstances were to indicate that the carrying amount of those assets would not be recoverable, AGA would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. The process of evaluating the potential impairment is subjective and requires management to exercise judgment in making assumptions related to future cash flows and discount rates. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of goodwill and indefinite lived intangibles, AGA would recognize an impairment loss. Goodwill and indefinite lived intangibles is tested for impairment during the fourth quarter of each year or if events otherwise require. As of December 31, 2009, 2008 and 2007, AGA concluded that there was no impairment. Since December 31, 2009, there has been no event or adverse business trend that would suggest that goodwill or AGA's indefinite lived intangibles have been impaired or that an interim test should be performed.

Contingent Consideration

        Contingent consideration is recorded at the acquisition-date estimated fair value of the contingent milestone for all acquisitions subsequent to January 1, 2009. The fair value of the contingent milestone consideration is remeasured at the estimated fair value at each reporting period with the change in fair value included in AGA's consolidated statements of operations.

Long-Lived Assets

        AGA periodically reviews and evaluates long-lived assets, primarily property, plant and equipment and intangible assets with finite lives, when events and circumstances indicate that the carrying amount of these assets may not be recoverable. For long-lived assets, this evaluation is based on the expected future undiscounted operating cash flows of the related assets. Should such evaluation result in AGA concluding that the carrying amount of long-lived assets has been impaired, an appropriate write-down to their fair value is recorded.

Income Taxes

        AGA accounts for income taxes in accordance with ASC 740, Income Taxes (ASC 740). Under this method, AGA determines tax assets and liabilities based upon the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year's financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities and equity, revenues, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax basis of assets or liabilities and their reported amounts in the financial statements. Because AGA assumes that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, giving rise to a deferred tax asset or liability.

        Effective January 1, 2007, AGA adopted ASC 740-10, Accounting for Uncertainty in Income Taxes (ASC 740-10), which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with ASC 740. The interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods.

        At December 31, 2009, 2008 and 2007, the AGA has capital loss carryforwards of $5.6 million, $1.6 million, and $1.6 million respectively, which expire at various times beginning in 2010 through 2014. AGA has established a valuation allowance against these capital loss carryforwards, as it does not believe they will be realizable before the expiration.

        As of December 31, 2009 AGA's valuation allowance was $2.7 million compared to $0.9 million at December 31, 2008 The net increase in its valuation allowance during the year is due to an increase in the federal capital loss carry forward as a result of the disposition of an investment in Ample Medical, Inc. (net of the expiration for prior year capital losses) and valuation allowances recorded on net operating losses expected in AGA's foreign subsidiaries. Management believes that it is not more likely than not that AGA will generate enough capital gains to absorb the additional capital losses generated during the year. The valuation allowances in place for foreign subsidiaries are due to lack of sufficient positive evidence to realize the deferred tax assets associated with the net operating losses in each country.

Stock-Based Compensation

        AGA follows ASC 718, Compensation—Stock Compensation (ASC 718), in accounting for its stock-based awards. ASC 718 establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the life of the grant. AGA calculates the fair value of the stock option grants using the Black-Scholes option pricing model. In addition, AGA uses the straight-line (single option) method for expense attribution over the related vesting period, according to which AGA estimates forfeitures and only recognize expense for those shares expected to vest.

        AGA accounts for equity instruments issued to non-employees in accordance with ASC 718, which requires that these equity instruments be recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. As a result, the non-cash charge to operations for non-employee options with vesting criteria is affected each reporting period by changes in the fair value of AGA's common stock.

        The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants:

	Year Ended December 31,
	2009	2008	2007
Risk-free interest rate	1.83% - 3.30%	1.87% - 3.57%	5.01% - 5.04%
Expected term	4.5 - 6.5 years	6.5 years	6.5 years
Estimated volatility	54% - 57%	53% - 58%	45% - 64%
Expected dividend yield	0%	0%	0%

Note that rates for options granted during this time period varied within this range.

        AGA does not have information available which is indicative of future exercise and post-vesting behavior to estimate the expected term. As a result, AGA adopted the simplified method of estimating the expected term of a stock option, as permitted by ASC 718. Under this method, the expected term is presumed to be the mid-point between the vesting date and the contractual end of the term.

        As a newly-public entity, historic volatility is not available for AGA's shares. As a result, AGA estimated volatility based on a peer group of companies, which collectively provides a reasonable basis for estimating volatility. AGA intends to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until sufficient information regarding volatility of its share price becomes available or the selected companies are no longer suitable for this purpose.

        The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term approximately equal to the expected life of AGA's stock options. The estimated pre-vesting forfeiture rate is based on AGA's historical experience.

        AGA recorded non-cash stock-based compensation expense for employee and non-employee stock option grants of $3.7 million, $2.6 million and $1.9 million during the years ended December 31, 2009, 2008, and 2007, respectively. Based on stock options outstanding as of December 31, 2009, AGA had unrecognized stock-based compensation of $8.7 million. AGA expects to continue to grant stock options in the future, and to the extent that it does, AGA's actual stock-based compensation expense recognized in future periods will likely increase.

        As of December 31, 2009, after giving effect to the 1.00 for 7.15 reverse stock split of AGA's common stock, AGA had outstanding vested options to purchase 1,577,043 shares of common stock and unvested options to purchase 1,403,453 shares of common stock with an intrinsic value of approximately $10.4 million and $5.0 million, respectively, based on the fair market value determined at the time of grant.

  Significant Factors Used in Determining Fair Value of AGA's Common Stock

        The fair value of the shares of common stock that underlie the stock options granted has historically been determined by AGA's board of directors based upon information available to it at the time of grant. Because, prior to AGA's initial public offering, there had been no public market for AGA's common stock, the board of directors had determined the fair value of AGA's common stock by utilizing, among other things, contemporaneous valuation studies conducted as of April 30, 2006 and June 30, 2007. The findings of these valuation studies were based on AGA's business and general economic, market and other conditions that could be reasonably evaluated at that time. The analyses of the valuation studies incorporated extensive due diligence that included a review of the company, including its financial results, business agreements, intellectual property and capital structure. The valuation studies also included a thorough review of the conditions of the industry in which AGA operates and the markets that AGA serves. The methodologies of the valuation studies included an analysis of the fair market value of the company using three widely accepted valuation methodologies: (1) market multiple, (2) comparable transactions, and (3) discounted cash flow. These valuation methodologies were based on a number of assumptions, including AGA's future revenues and industry, general economic, market and other conditions that could reasonably be evaluated at the time of the valuation.

        The market multiple methodology involved the multiplication of revenues by risk-adjusted multiples. Multiples were determined through an analysis of certain publicly traded companies, which were selected on the basis of operational and economic similarity with AGA's principal business operations. Revenue and cash flow multiples, when applicable, were calculated for the comparable companies based upon daily trading prices. A comparative risk analysis between AGA and the public companies formed the basis for the selection of appropriate risk-adjusted multiples for AGA. The risk analysis incorporated factors that relate to, among other things, the nature of the industry in which AGA and other comparable companies are engaged. The comparable transaction methodology also involved multiples of earnings and cash flow. Multiples used in this approach were determined through an analysis of transactions involving controlling interests in companies with operations similar to AGA's principal business operations. The discounted cash flow methodology involved estimating the present value of the projected cash flows to be generated from the business and theoretically available to the capital providers of the company. A discount rate was applied to the projected future cash flows to reflect all risks of ownership and the associated risks of realizing the stream of projected cash flows. Since the cash flows were projected over a limited number of years, a terminal value was computed as of the end of the last period of projected cash flows. The terminal value was an estimate of the value of the enterprise on a going concern basis as of that future point in time. Discounting each of the projected future cash flows and the terminal value back to the present and summing the results yielded an indication of value for the enterprise. The board of directors took these three approaches into consideration when establishing the fair value of AGA's common stock.

        In addition, AGA received input from the underwriters of its initial public offering in October 2007 with respect to valuation of the company. Based on the foregoing factors, the board of directors determined on October 22, 2007 to increase the fair value of common stock to $2.75 (without giving effect to the 1.00 for 7.15 reverse stock split that occurred in conjunction with completion of the initial public stock offering, or $19.66 after giving effect to such reverse stock split). The valuation carried out by the board of directors in October 2007, which, as mentioned above, already took into consideration input from the underwriters, was based not only on results for the nine months ended September 30, 2007 but also on expected growth rates for certain periods of time, including for the fourth quarter of that year and for 2008. Results for the fourth quarter of 2007 and, subsequently, for the first quarter of 2008, reflected growth rates lower than the ones projected and used in the valuation carried out in October 2007. As a result, even though revenues increased in 2007 when compared to 2006, the board of directors determined that this increase was not sufficient to cause a change in the estimated fair market value of AGA's common stock. AGA's valuation also did not increase, in part, due to the general decline in prices for public companies during this time period. In addition, until June 2, 2008, AGA was subject to an FCPA investigation that impaired its future prospects, both as a result of potential criminal charges and monetary fines and as a result of potential significant limitations on AGA's business. Once the FCPA investigation was concluded as a result of the Deferred Prosecution Agreement AGA entered into with the Department of Justice, these potential impediments to the growth of AGA's business were resolved. In addition, shortly thereafter, AGA became aware that its second-quarter results would achieve higher growth rates. Based on the foregoing factors, the board of directors determined to proceed with filing of the Registration Statement on June 20, 2008. In addition, the board of directors then determined that all commitments to grant stock options entered into between June 21, 2008 and December 31, 2008, would contain an exercise price equal to the actual initial public offering price, unless the initial public offering was not consummated by December 31, 2008, in which case the options would be granted on that date and would contain an exercise price that was based on the fair market value of AGA's common stock determined by the board of directors for such date. The exercise price for all stock option grants was determined as of December 31, 2008, the date of grant, based on the estimated fair value of AGA's common stock on that date, and not during the period in which AGA had solely a contractual commitment to grant such options upon occurrence of a pre-determined event that established the price. Accordingly, as of December 31, 2008, the board of directors confirmed that the fair market value of its common stock on that date remained at $2.75 (without giving effect to the 1.00 for 7.15 reverse stock split that occurred in conjunction with completion of the initial public stock offering, or $19.66 after giving effect to such reverse stock split), based on the methodologies previously used by the board and additional informal input received from the underwriters of AGA's initial public offering with respect to their views of industry, general economic, market and other conditions. Even though AGA experienced an increase in revenue and other positive developments, such as receiving CE Mark clearance for the AMPLATZER Cardiac Plug in December 2008 and approval in Japan for the AMPLATZER Duct Occluder in December 2008, the recent economic recession and related substantial decrease in equity valuations of public companies in the United States offset these positive developments in AGA's business and operations. For these reasons, the board of directors determined the fair market value of AGA's common stock had not changed. Stock options that have been granted from December 31, 2008 to completion of AGA's initial public stock offering in October 2009 have the same exercise price. Stock options granted after completion of AGA's initial public stock offering are granted with an exercise price equal to market price of AGA's stock at the date of grant.

        Common Stock Valuation.    Information on stock options granted is summarized as follows:

Date of Issuance	Number of Options Granted	Exercise Price	Grant Date Fair Value
April 27, 2006	1,615,801	$ 7.15	$ 7.15
May 19, 2006 to May 29, 2007	697,190	$ 7.15	$ 7.15
May 30, 2007 to October 22, 2007	292,302	$14.30	$14.23
October 23, 2007 to October 25, 2009	705,577	$19.66	$19.66
October 26, 2009 to December 31, 2009	113,045	$13.45 to $14.50	$13.45 to $14.50

Results of Operations

Three Months Ended June 30, 2010 Compared to Three Months Ended June 30, 2009

        Net sales.    Net sales for the quarter ended June 30, 2010 increased 7.6% to $53.8 million from $50.0 million for the same period in 2009. The family of AMPLATZER Septal Occluder devices represented 50.9% of net product sales for the quarter ended June 30, 2010 and 55.8% of net product sales for the quarter ended June 30, 2009. AMPLATZER PFO Occluder devices represented 13.5% and

15.2% of net sales for the quarters ended June 30, 2010 and 2009, respectively. Vascular plugs represented 9.9% of net product sales for the quarter ended June 30, 2010 and 7.0% of net product sales for the quarter ended June 30, 2009. All other devices represented 13.8% and 10.3% of net product sales for the quarters ended June 30, 2010 and 2009, respectively. Accessories, including delivery systems, represented 11.9% and 11.8% of net product sales for the quarters ended June 30, 2010 and 2009, respectively. Of the total $3.8 million increase in net sales, $3.5 million was derived from international net sales, which represented an increase of 11.8% compared to international net sales for the same period in 2009, and $0.3 million was derived from increased U.S. net sales, which represented an increase of 1.3% compared to U.S. net sales for the same period in 2009. The $3.8 million increase in international and U.S. net sales was primarily due to $5.8 million derived from higher volume of units sold, offset by a decrease of $0.8 million derived from changes in product and geography mix, and by a decrease of $1.2 million due to the effects of the appreciation of the U.S. dollar against foreign currencies on AGA's international product sales. U.S. net sales and international net sales represented 37.7% and 62.3%, respectively, of total net sales for the quarter ended June 30, 2010, compared to 40.0% and 60.0%, respectively, for the same period in 2009. International direct net sales represented 65.7% and 67.6% of total international net sales for the quarters ended June 30, 2010 and 2009, respectively.

        Cost of goods sold.    Cost of goods sold for the quarter ended June 30, 2010 decreased 5.1% to $7.8 million from $8.2 million for the same period in 2009. This decrease in cost of goods sold was mainly attributable to $1.3 million of prior year expenses associated with the repurchase of inventory from former distributors whose distribution rights were acquired in January 2009, partially offset by higher volume of units sold and product and geography sales mix. Gross margin increased to 85.5% for the quarter ended June 30, 2010 from 83.6% for the quarter ended June 30, 2009. Excluding the $1.3 million of repurchased inventory charges in 2009, gross margin for the quarter ended June 30, 2009 was 86.3%. In addition, a stronger dollar during the quarter ended June 30, 2010 unfavorably impacted gross profit by approximately $1.1 million versus the same period in 2009. Excluding the impact of currency and holding everything else constant, gross margin would have been 85.8% for the quarter ended June 30, 2010.

        Selling, general and administrative.    Selling, general and administrative expenses for the quarter ended June 30, 2010 increased 2.8% to $24.5 million from $23.8 million for the same period in 2009. This increase of $0.7 million was due to an increase in costs related primarily to expanding AGA's direct sales force in several European countries and North America associated with the growth of AGA's business, offset by a decrease in general and administration expenses, primarily due to lower legal fees and the effects of the appreciation of the U.S. dollar against foreign currencies on international expenses. As a percentage of net sales, AGA's selling, general and administrative expenses for the quarter ended June 30, 2010 decreased to 45.5% compared to 47.6% for the same period in 2009.

        Research and development.    Research and development expenses for the quarter ended June 30, 2010 increased 33.1% to $11.5 million from $8.6 million for the same period in 2009. This increase was primarily attributable to spending increases for new clinical trials and strong patient enrollment for existing trials during the quarter ended June 30, 2010, and partially attributable to increased headcount and outside testing to support both pre-clinical and development efforts compared with the same period in 2009. As a percentage of net sales, research and development expenses for the quarter ended June 30, 2010 increased to 21.3% from 17.2% for the same period in 2009.

        Amortization of intangible assets.    Amortization expenses for the quarter ended June 30, 2010 increased 5.6% to $4.9 million compared to $4.7 million for the same period in 2009. As a percentage of net sales, amortization of intangible assets for the quarter ended June 30, 2010 decreased to 9.2% from 9.4% for the same period in 2009.

        Change in purchase consideration.    Change in purchase consideration for the quarter ended June 30, 2010 included a benefit of $0.2 million compared with a benefit of $0.7 million for the same period in 2009. The benefit recorded in the quarter ended June 30, 2010 is derived from the reduction in fair value of the contingent payment obligations resulting from the acquisition of distribution rights from AGA's former distributor in Italy. The benefit recorded in the quarter ended June 30, 2009 is derived from a $0.9 million reduction in fair value of the contingent payment obligations resulting from the acquisition of distribution rights from former distributors in Italy, Portugal and Canada, offset by a $0.2 million increase in fair value of the contingent payment obligations resulting from the acquisitions of distributor rights from former distributors in the Netherlands and France.

        Interest income.    Interest income for the quarter ended June 30, 2010 decreased to $21,000 from $29,000 for the same period in 2009.

        Interest expense.    Interest expense for the quarter ended June 30, 2010 decreased 34.3% to $2.4 million from $3.6 million for the same period in 2009. The decrease in interest expense reflects the reduction in overall debt, which was directly attributable to the use of the proceeds from the initial public offering in 2009 and lower average interest rates for the quarter ended June 30, 2010. This was partially offset due to the accretion of the discount associated with the Medtronic litigation settlement charge.

        Other income (expense), net.    Other income (expense), net for the quarter ended June 30, 2010 decreased to $0.1 million from $0.8 million for the same period in 2009, mainly as a result of lower foreign exchange gains.

        Income tax benefit.    Income tax benefit for the quarter ended June 30, 2010 was $0.5 million as compared to a $0.4 million expense for the same period in 2009 primarily due to a true-up to the projected full year effective tax rate during the quarter and annual loss limitations that AGA was subject to this quarter.

        Net income.    Net income for the quarter ended June 30, 2010 was $3.6 million as compared to net income of $2.2 million for the same period in 2009.

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

        Net sales.    Net sales for the six months ended June 30, 2010 increased 11.3% to $105.0 million from $94.4 million for the same period in 2009. The family of AMPLATZER Septal Occluder devices represented 50.9% of net product sales for the six months ended June 30, 2010 and 55.2% of net product sales for the six months ended June 30, 2009. AMPLATZER PFO Occluder devices represented 14.1% and 15.3% of net sales for the six months ended June 30, 2010 and 2009, respectively. Vascular plugs represented 9.9% of net product sales for the six months ended June 30, 2010 and 6.9% of net product sales for the six months ended June 30, 2009. All other devices represented 13.3% and 10.7% of net product sales for the six months ended June 30, 2010 and 2009, respectively. Accessories, including delivery systems, represented 11.8% and 11.9% of net product sales for the six months ended June 30, 2010 and 2009, respectively. Of the total $10.6 million increase in net sales, $8.8 million was derived from international net sales, which represented an increase of 15.3% compared to international net sales for the same period in 2009, and $1.8 million was derived from increased U.S. net sales, which represented an increase of 5.0% compared to U.S. net sales for the same period in 2009.

        The $10.6 million increase in international and U.S. net sales was primarily due to $12.6 million derived from higher volume of units sold, which included an increase of $3.7 million derived from the launch of new products, a $0.4 million benefit due to changes in currency compared to the same period in 2009 and a $0.2 million increase in freight revenue, restocking fees and adjustments to sales return reserves. These increases were offset by a decrease of $2.6 million derived from changes in product and geography mix. U.S. net sales and international net sales represented 36.7% and 63.3%, respectively, of total net sales for the six months ended June 30, 2010, compared to 38.9% and 61.1%, respectively, for the same period in 2009. International direct net sales represented 68.2% and 69.0% of total international net sales for the six months ended June 30, 2010 and 2009, respectively.

        Cost of goods sold.    Cost of goods sold for the six months ended June 30, 2010 decreased 11.9% to $15.0 million from $17.0 million for the same period in 2009. This decrease in cost of goods sold was mainly attributable to $3.7 million of prior year expenses associated with the repurchase of inventory from former distributors whose distribution rights were acquired in January 2009, partially offset by higher volume of units sold and product and geography sales mix. Gross margin increased to 85.7% for the six months ended June 30, 2010 from 82.0% for the six months ended June 30, 2009. Excluding the $3.7 million of repurchased inventory charges in 2009, gross margin for the six months ended June 30, 2009 was 86.0%. Gross margin for the six months ended June 30, 2010 was unchanged at 85.7% on a constant currency basis.

        Selling, general and administrative.    Selling, general and administrative expenses for the six months ended June 30, 2010 increased 7.3% to $49.8 million from $46.5 million for the same period in 2009. This increase of $3.4 million was due to an increase in costs related primarily to expanding AGA's direct sales force in several European countries and North America associated with the expansion of AGA's business, and offset by a decrease in general and administrative expenses, primarily due to lower legal fees. As a percentage of net sales, AGA's selling, general and administrative expenses for the six months ended June 30, 2010 decreased to 47.5% compared to 49.2% for the same period in 2009.

        Research and development.    Research and development expenses for the six months ended June 30, 2010 increased 31.2% to $21.6 million from $16.5 million for the same period in 2009. This increase was primarily attributable to spending increases for new clinical trials and higher patient enrollment for existing trials during the six months ended June 30, 2010, and partially attributable to increased headcount to support both pre-clinical and development efforts compared with the same period in 2009. As a percentage of net sales, research and development expenses for the six months ended June 30, 2010 increased to 20.6% from 17.5% for the same period in 2009.

        Litigation settlement.    The litigation settlement expense of $31.9 million for the six months ended June 30, 2010 was attributable to the settlement reached with Medtronic related to the Jervis patent lawsuit, as described in more detail in Note 9 to the unaudited consolidated financial statements included elsewhere in this prospectus/offer to exchange, and represents the discounted value of the $35.0 million settlement to be paid over four years.

        Amortization of intangible assets.    Amortization expenses for the six months ended June 30, 2010 increased 0.8% to $10.0 million compared to $9.9 million for the same period in 2009. As a percentage of net sales, amortization of intangible assets for the six months ended June 30, 2010 decreased to 9.5% from 10.5% for the same period in 2009.

        Change in purchase consideration.    Change in purchase consideration for the six months ended June 30, 2010 included a benefit of $0.2 million compared with a benefit of $0.7 million for the same period in 2009. The benefit recorded in the six months ended June 30, 2010 is derived from the reduction in fair value of the contingent payment obligations resulting from the acquisition of distribution rights from AGA's former distributor in Italy. The benefit recorded in the six months ended June 30, 2009 is derived from a $0.9 million reduction in fair value of the contingent payment obligations resulting from the acquisition of distribution rights from former distributors in Italy, Portugal and Canada, offset by a $0.2 million increase in fair value of the contingent payment obligations resulting from the acquisitions of distributor rights from former distributors in the Netherlands and France.

        Investment loss.    The loss in 2009 reflected a write-off of AGA's investment in a privately-held, early stage company focused on pre-clinical studies relating to the development of minimally invasive devices to treat structural heart defects. For additional information, see Note 14 to AGA's audited consolidated financial statements included elsewhere in this prospectus/offer to exchange.

        Interest income.    Interest income for the six months ended June 30, 2010 decreased to $60,000 from $61,000 for the same period in 2009.

        Interest expense.    Interest expense for the six months ended June 30, 2010 decreased 45.4% to $4.5 million from $8.1 million for the same period in 2009. The decrease in interest expense reflects the reduction in overall debt, which was directly attributable to the use of the proceeds from the initial public offering in 2009 and lower average interest rates for the six months ended June 30, 2010. This was partially offset by the accretion of the discount associated with the Medtronic litigation settlement charge taken in the first quarter of 2010.

        Other income (expense), net.    Other income (expense), net for the six months ended June 30, 2010 decreased to ($0.3) million from $1.3 million for the same period in 2009, mainly as a result of foreign exchange losses in the current period compared to foreign exchange gains in the same period in 2009.

        Income tax expense (benefit).    Income tax benefit for the six months ended June 30, 2010 was $10.2 million as compared to a $0.3 million expense for the same period in 2009, due to lower pre-tax income, primarily resulting from the Medtronic litigation settlement.

        Net loss.    Net loss for the six months ended June 30, 2010 was $17.6 million as compared to net loss of $4.2 million for the same period in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

        The following table sets forth, for the periods indicated, AGA's results of operations expressed as a percentage of net sales.

	Year Ended December 31,
(% of net sales)	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	15.7	16.0	15.5

Gross profit	84.3	84.0	84.5
Operating expenses:
Selling, general and administrative	49.8	39.3	34.1
Research and development	17.7	19.6	18.0
Amortization of intangible assets	10.1	9.3	10.3
Change in purchase consideration	(0.5)	—	—
FCPA settlement	—	—	1.4

Operating income	7.2	15.8	20.7
Investment loss	(1.2)	(0.7)	(0.5)
Interest income	—	0.1	0.3
Interest expense	(8.6)	(9.9)	(14.4)
Other income, net	1.6	0.4	0.6

Income (loss) before income taxes	(1.0)	5.7	6.7
Income tax (benefit) expense	(0.4)	0.2	2.6

Net income (loss)	(0.6)	5.5	4.1
Less Series A and Series B preferred stock and Class A common stock dividends	(7.1)	(10.2)	(10.4)

Net loss applicable to common stockholders	(7.7)%	(4.7)%	(6.3)%

        Net sales.    Net sales for the year ended December 31, 2009 increased 19.1% to $198.7 million from $166.9 million for the same period in 2008. The family of AMPLATZER Septal Occluder devices represented 54.1% of net sales for the year ended December 31, 2009 and 58.5% of net sales for the year ended December 31, 2008, AMPLATZER PFO Occluder devices represented 15.3% and 12.1% of net sales for the year ended December 31, 2009 and 2008, respectively. Vascular devices represented 7.4% of net sales for the year ended December 31, 2009 and 6.0% of net sales for the year ended December 31, 2008. All other devices represented 11.4% and 12.0% of net sales for the year ended December 31, 2009 and 2008, respectively. Accessories, including delivery systems, represented 11.8% and 11.4% of net sales for the year ended December 31, 2009 and 2008, respectively. Of the total $31.8 million increase in net sales, $25.7 million was derived from international product sales which represented an increase of 26.0% compared to international product sales for the same period in 2008 and $6.1 million was derived from increased U.S. product sales, which represented an increase of 8.9% compared to U.S. product sales for the same period in 2008. These increases were offset in part by decreases in freight revenue, restocking fees and adjustments to sales return reserves. The $31.8 million increase in international and U.S. product sales were primarily due to $27.6 million derived from higher average selling prices, mainly as a result of the previously-mentioned conversion of distribution rights in January 2009, which allowed AGA to sell directly to its customers and therefore increase average selling prices, an increase of $7.3 million derived from higher sales volume of device and accessories units, which included an increase of $3.1 million derived from the launch of new products, and due to changes in product and geographic mix. These increases were partially offset by the effects of the appreciation of the U.S. dollar against foreign currencies on international product sales. U.S. net sales and international net sales represented 37.3% and 62.7%, respectively, of total net sales for the year ended December 31, 2009, compared to 40.8% and 59.2%, respectively, for the same period in 2008. The increase in international net sales as a percentage of total net sales was mainly attributable to higher average selling prices internationally due to the acquisitions of distribution rights from former distributors in January 2009. International direct net sales represented 69.2% and 41.1% of total international net sales for the years ended December 31, 2009 and 2008, respectively. This increased percentage of direct international sales was also mainly attributable to the January 2009 conversion of certain former distributors in Europe to direct operations.

        Cost of goods sold.    Cost of goods sold for the year ended December 31, 2009 increased 17.3% to $31.2 million from $26.6 million for the same period in 2008. This increase in cost of goods sold was partly attributable to $3.7 million of costs associated with the repurchase of inventory from former distributors whose distribution rights were acquired in January 2009. This represented an increase of $1.9 million from $1.8 million for a similar charge recorded in 2008. Additionally, $2.7 million of higher cost of goods was derived from higher volume of units sold. Excluding the $3.7 million and $1.8 million attributable to higher cost of repurchased inventory for 2009 and 2008 respectively, cost of goods sold as a percentage of net sales for the year ended December 31, 2009 would have been 13.8% compared to 14.9% for the same period in 2008. Gross margins increased to 84.3% for the year ended December 31, 2009 from 84.0% for the year ended December 31, 2008. Excluding the $3.7 million and $1.8 million of repurchased inventory charges in 2009 and 2008 respectively, gross margins for the year ended December 31, 2009 improved to 86.2% from 85.1% during the same period in 2008. In addition, a stronger dollar during the year ended December 31, 2009 impacted gross margins versus the same period in 2008. Excluding the impact of currency and holding everything else constant, gross margins would have been 84.5% for the year ended December 31, 2009 versus 84.0% for the same period in 2008.

        Selling, general and administrative.    Selling, general and administrative expenses for the year ended December 31, 2009 increased 50.6% to $98.9 million from $65.7 million for the same period in 2008. This increase was primarily due to a $18.3 million increase in costs related to expanding AGA's direct sales force in several European countries, a $8.4 million increase in ongoing investments in domestic and international corporate infrastructure and a $6.6 million increase in legal expenses associated with litigation and patent defense costs. AGA's investment in corporate infrastructure includes customer service, finance, information systems, human resources, regulatory and legal. As AGA continues to grow, it will be required to invest in corporate infrastructure to support its business. AGA has increased its international direct sales force over the past three years, which naturally caused an increase in the number of employees and infrastructure required to support AGA's operations. In addition, AGA has added similar infrastructure at its U.S. headquarters to support larger U.S. and international operations. As a percentage of net sales, AGA's selling, general and administrative expenses for the year ended December 31, 2009 increased to 49.8% compared to 39.3% for the same period in 2008.

        Research and development.    Research and development expenses for the year ended December 31, 2009 increased 7.4% to $35.2 million from $32.8 million for the same period in 2008. This increase was primarily attributable to a $2.1 million increase in payroll and related costs derived from an increase in headcount to support both AGA's pre-clinical and development efforts, and clinical trials. As a percentage of net sales, research and development expenses for the year ended December 31, 2009 decreased to 17.7% from 19.6% for the same period in 2008.

        Amortization of intangible assets.    Amortization expenses for the year ended December 31, 2009 increased 29.4% to $20.1 million compared to $15.5 million for the same period in 2008. As a percentage of net sales, amortization of intangible assets for the year ended December 31, 2009 increased to 10.1% from 9.3% for the same period in 2008. The increase is attributable to the intangible assets purchased as part of expanding AGA's direct sales force in several European countries, primarily associated with Italy.

        Change in purchase consideration.    Change in purchase consideration for the year ended December 31, 2009 included a benefit of $1.1 million derived from a reduction in the fair value of contingent payment obligations resulting from the acquisition of distribution rights from former distributors in Canada, Italy and the Netherlands based on actual and forecasted revenue assumptions for 2009.

        Investment income (loss).    Investment (loss) for the year ended December 31, 2009 increased to $(2.4) million from $(1.2) million for the same period in 2008, reflecting AGA's write-off in March 2009 of its investment in a privately held early stage company that is focused on pre-clinical studies relating to the development of minimally invasive devices to treat structural heart defects.

        Interest income.    Interest income for the year ended December 31, 2009 decreased to $0.1 million from $0.2 million for the same period in 2008, mainly as a result of reduced levels of cash, short-term investment balances, and lower interest rates.

        Interest expense.    Interest expense for the year ended December 31, 2009 increased 4.4% to $17.2 million from $16.5 million for the same period in 2008. The $17.2 million includes $2.7 million for write-off of the unamortized debt discount on the $50.0 million subordinated debt paid with the proceeds from the public offering in October 2009. Excluding the write-off of the unaccreted discount on the $50.0 million of subordinated debt, interest expense for the year was $14.5 million, a decrease of 11.8% over the same period in 2008. The decrease in interest expense reflects AGA's lower average interest rate for the year ended December 31, 2009, which was partially offset by additional borrowings under AGA's revolving credit agreement and the issuance of the 2009 notes, as well as the addition of accreted interest charges on future guaranteed obligations payable to the distributors acquired in January 2009 as part of expanding AGA's direct sales force in several European countries.

        Other income, net.    Other income, net for the year ended December 31, 2009 increased to $3.2 million from $0.7 million for the same period in 2008, mainly as a result of a fourth quarter benefit of $1.9 million as a payment received as restitution for damages suffered by the company in the shareholder dispute that was settled in 2005. AGA also had an increase in foreign exchange gains of $0.6 million.

        Income taxes.    Income tax expense (benefit) for the year ended December 31, 2009 reflected a benefit of $0.8 million as compared to a $0.4 million expense for the same period in 2008, based on lower pre-tax income, purchase accounting related to the January 2009 acquisitions of distribution rights from former distributors, and the write-off in 2009 of AGA's investment in a privately held early stage company that is focused on pre-clinical studies relating to the development of minimally invasive devices to treat structural heart defects.

        Net income (loss).    Net (loss) for the year ended December 31, 2009 was $(1.1) million as compared to net income of $9.1 million for the same period in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

        Net sales.    Net sales for 2008 increased 13.3% to $166.9 million from $147.3 million for 2007. Excluding the favorable effect to net sales in 2007 of $1.3 million in reductions to product returns reserve resulting from a change in AGA's product returns policy, net sales would have increased $20.9 million, or 14.3%. The family of AMPLATZER Septal Occluder devices represented 58.7% and 61.7% of net sales for 2008 and 2007, respectively, AMPLATZER PFO Occluder devices represented 12.0% and 13.2% of net sales for 2008 and 2007, respectively, all other devices represented 17.9% and 14.5% of net sales for 2008 and 2007, respectively, and accessories, including delivery systems, represented 11.4% and 10.6% of net sales for 2008 and 2007, respectively. Of the total $20.9 million increase in net sales (after excluding the effect to net sales resulting from change in product returns policy), $14.0 million derived from increased international product sales in 2008, which represented an increase of 16.5% over 2007, and $6.9 million derived from increased U.S. product sales, which represented an increase of 11.4%, offset in part by decreases in freight revenue, restocking fees and adjustments to sales return reserves. The increases in international and U.S. product sales were primarily due to an increase of $13.3 million derived from higher sales volume of device and accessories units, which include an increase of $2.6 million derived from the launch of new products and an additional increase of $7.1 million derived from higher average selling prices (including as a result of changes to product mix). U.S. net sales and international net sales represented 40.8% and 59.2%, respectively, of net sales for 2008, compared to 42.1% and 57.9%, respectively, for 2007. International direct net sales represented 40.8% and 38.2% of total international net sales for 2008 and 2007, respectively, while international distributor net sales represented 59.2% and 61.8%, respectively, of total international net sales.

        Cost of goods sold.    Cost of goods sold for 2008 increased 16.7% to $26.6 million from $22.8 million for 2007. This increase in cost of goods sold was attributable primarily to an increase of $3.0 million derived from higher volume of units sold and an increase of $1.8 million derived from higher purchased inventory values as a result of the April and July 2008 acquisitions of the distribution rights from AGA's former Spanish and Polish distributors, which were partially offset by a $1.1 million decrease due to increased manufacturing efficiencies. As a percentage of net sales, cost of goods sold in 2008 increased to 16.0% from 15.5% for 2007. As a result, gross margins decreased to 84.0% in 2008 from 84.5% for 2007.

        Selling, general and administrative.    Selling, general and administrative expenses for 2008 increased 30.8% to $65.7 million from $50.2 million for 2007. This increase was primarily due to a $4.9 million increase in costs related to expanding AGA's direct sales force in several European countries, a $2.6 million increase in ongoing investments in corporate infrastructure and a $5.8 million increase in legal expenses associated with litigation, patent defense costs and the FCPA investigation. As a percentage of net sales, AGA's selling, general and administrative expenses for 2008 increased to 39.3% compared to 34.1% for 2007.

        Research and development.    Research and development expenses for 2008 increased 23.4% to $32.8 million from $26.6 million for 2007. This increase was primarily attributable to a $3.7 million increase in payroll and related costs derived from an increase in headcount to support both AGA's pre-clinical and development efforts and a $2.7 million increase derived from higher clinical trial expenses. As a percentage of net sales, research and development expenses for 2008 increased to 19.6% from 18.0% for 2007.

        Amortization of intangible assets.    Amortization expenses for 2008 increased 2.0% to $15.5 million compared to $15.2 million for 2007. As a percentage of net sales, amortization of intangible assets for 2008 decreased slightly to 9.3% from 10.3% for 2007.

        Investment income (loss).    Investment (loss) for 2008 increased to $(1.2) million from $(0.8) million for 2007, reflecting AGA's prorated share of the losses incurred in its investment in a privately held early stage company that is focused on pre-clinical studies relating to the development of minimally invasive devices to treat structural heart defects.

        Interest income.    Interest income for 2008 decreased to $0.2 million from $0.4 million for 2007, mainly as a result of reduced levels of cash and short-term investment balances.

        Interest expense.    Interest expense for 2008 decreased 22.3% to $16.5 million from $21.2 million for 2007. This decrease in interest expense reflects lower weighted-average effective interest rates on AGA's Tranche B term loan facility for 2008 of 5.1% as compared to 7.4% for 2007. The decrease in the effective weighted-average interest rate is due to the decrease in LIBOR.

        Other income net.    Other income, net for 2008 decreased to $0.7 million from $1.0 million for 2007, mainly as a result of a decrease of foreign exchange gains.

        Income taxes.    Income tax expense for 2008 decreased to $0.4 million from $3.8 million for 2007. This decrease is primarily the result of a $2.4 million reduction in income tax contingency accrual as a result of the expiration of the applicable statutes of limitations, lower pre-tax income, and a decrease in the effective tax rate to 29.4% in 2008 from 38.7% in 2007, prior to this reduction in AGA's income tax contingency accrual. See note 7 to AGA's consolidated financial statements included elsewhere in this prospectus/offer to exchange.

        Net income.    Net income for 2008 increased 49.7% to $9.1 million from $6.1 million for 2007.

Liquidity and Capital Resources

        AGA's principal sources of liquidity are existing cash, internally generated cash flow and borrowings under AGA's senior secured credit facility. AGA believes that these sources will provide sufficient liquidity for AGA to meet its liquidity requirements for the next 12 months. AGA's principal liquidity requirements are to service its debt and to meet its working capital, research and development, including clinical trials, and capital expenditure needs. AGA may, however, require additional liquidity as it continues to execute its business strategy. AGA anticipates that to the extent that AGA requires additional liquidity, it will be funded through the incurrence of indebtedness, equity financings or a combination of these potential sources of liquidity. AGA cannot assure that it will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, AGA's liquidity and its ability to fund its capital requirements is also dependent on future financial performance, which is subject to general economic, financial and other factors that are beyond AGA's control.

        Restricted cash balances that are pledged as collateral for letters of credit affect AGA's liquidity. The majority of letters of credit are issued in currencies other than U.S. dollar. Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies could adversely affect AGA's liquidity and require increases to its restricted cash balances. As of June 30, 2010, AGA had restricted cash of

$6.1 million compared to $3.3 million as of December 31, 2009, an increase of $2.8 million. In July 2010, AGA's restricted cash balance increased by $2.5 million to $8.6 million as a result of an additional letter of credit required to preliminarily enforce its damages award in the Occlutech litigation. See Note 17 to AGA's unaudited consolidated financial statements included elsewhere in this prospectus/offer to exchange. Restricted cash is expected to become available to AGA upon satisfaction of the obligations pursuant to which the letters of credit were issued.

Cash Flows

  Cash Flows Provided By Operating Activities

        Net cash provided by operating activities for the six months ended June 30, 2010 increased to $1.8 million from $1.7 million of net cash used in operating activities for the six months ended June 30, 2009. This increase was primarily attributable to the following changes in cash flows for the six months ended June 30, 2010 compared to the same period in 2009: a $13.4 million decrease in net income and a $24.4 million increase to the provision related to Medtronic litigation, which were partially offset by a $9.7 million decrease in deferred taxes, a $2.4 million decrease in losses on AGA's equity investment due to its impairment and write-off of this investment during March 2009, a net $2.0 million increase in non-cash items, including depreciation, amortization, debt discount accretion, deferred financing cost amortization, and stock-based compensation expense, and a net increase of $2.6 million related to changes in working capital balances.

        Net cash provided by operating activities for 2009 decreased to $10.9 million from $18.8 million for 2008. This decrease compared to the prior period was primarily attributable to the following changes in cash flows for 2009 compared to 2008: a $10.2 million decrease in net income, a $14.4 million increase in accounts receivable (mainly attributable to AGA's acquisitions of distribution rights from former distributors in Italy, France, Portugal, Poland, Canada and the Netherlands in January 2009), a $3.7 million decrease in accrued expenses, a $1.1 million benefit in change in purchase consideration (resulting from a reduction in the fair value of contingent payment obligations derived from the acquisition of distribution rights from former distributors in Canada, Italy and Portugal), a $1.9 million decrease in trade accounts payable and a $2.8 million increase in income tax receivable, which were partially offset by a $5.8 million increase in depreciation and amortization (resulting from increases in intangible assets resulting from AGA's acquisitions of distribution rights from former distributors in Europe in January 2009), a $1.3 million increase in accretion of debt discount and loan origination fees, a $2.7 million write-off of unamortized discount on long-term debt in October 2009, a $1.1 million increase in losses on AGA's equity investment in a privately held early-stage company that is focused on pre-clinical studies relating to the development of minimally invasive devices to treat structural heart defects (primarily the result of the impairment and write-off of this investment during March 2009), a $0.3 million increase in reserves for customer returns, a $1.2 million increase in stock-based compensation relating to issuances of stock options, a $2.7 million decrease in inventory, a $5.6 million increase in current, accrued and deferred income taxes payable, a $3.5 million decrease in prepaid and other expenses, and a $2.0 million payment in connection with the FCPA settlement during 2008.

        Net cash provided by operating activities for 2008 decreased to $18.8 million from $32.9 million for 2007. This decrease compared to the prior period was attributable mainly to the following changes in cash flows for 2008 compared to 2007: a $4.0 million decrease in FCPA settlement, a $0.4 million decrease in deferred income taxes, a $1.2 million increase in inventory, a $9.2 million increase in accounts receivable (mainly as a result of increased sales volumes and AGA's conversions to direct sales in Spain and Poland in mid-year 2008) and a $0.9 million increase in reserves for customer returns (primarily as a result of higher sales volumes, including an increase of $13.3 million in net sales derived from higher sales volumes of device and accessories units), which were partially offset by a $3.0 million increase in net income a $1.0 million increase in trade accounts payable, a $0.8 million increase in depreciation and amortization and a $0.7 million increase in stock-based compensation relating to issuances of stock option grants.

  Cash Flows Used In Investing Activities

        Net cash used in investing activities for the six months ended June 30, 2010 decreased to $12.3 million from $41.3 million for the same period in 2009. This decrease was primarily attributable to the following changes in cash flows for the six months ended June 30, 2010 compared to the same period in 2009: a $26.8 million decrease in acquisitions of distribution rights from former distributors and a $4.6 million decrease in purchases of property and equipment, which was partially offset by a $2.5 million increase in restricted cash related to Occlutech litigation.

        Net cash used in investing activities for 2009 increased to $46.3 million from $16.7 million for 2008. This increase compared to the prior period was primarily attributable to the following changes in cash flows 2009 compared to 2008: $29.5 million used in acquisitions of distribution rights from former distributors and $1.0 million increase in purchases of property and equipment, which was partially offset by a $1.2 million incremental investment in the same period in 2008 in a privately held early-stage company that is focused on pre-clinical studies relating to the development of minimally invasive devices to treat structural heart defects and a $0.3 million increase in restricted cash.

        Net cash used in investing activities for 2008 increased to $16.7 million from $11.3 million for 2007. This increase compared to the prior period was primarily attributable to the following changes in cash flows for 2008 compared to 2007: a $20.0 million decrease in net proceeds from the sale of short-term investments, $5.0 million used in connection with AGA's April 2008 purchase of distribution rights from a former Spanish distributor, a $2.8 million increase in purchases of property and equipment, $1.1 million used in connection with AGA's July 2008 purchase of distribution rights from a former Slovak Republic distributor and a $1.2 million incremental investment in a privately held early-stage company that is focused on pre-clinical studies relating to the development of minimally invasive devices to treat structural heart defects, which was partially offset by $14.5 million used to purchase patent rights in 2007.

  Cash Flows Provided By (Used In) Financing Activities

        Net cash provided by financing activities for the six months ended June 30, 2010 decreased to $0.8 million from $28.4 million for the same period in 2009. This decrease was primarily attributable to the following changes in cash flows for the six months ended June 30, 2010 compared to the same period in 2009: $15.1 million decrease in net amounts drawn under AGA's revolving credit facility, a $15.0 million decrease from the issuance of notes, a $1.6 million decrease in payments of deferred financing fees, which were offset by a $0.3 million increase in issuance of common stock under employee stock purchase plan and $0.6 million increase in proceeds from exercise of stock options.

        Net cash provided by financing activities increased to $35.9 million for 2009 from $6.4 million for 2008. This increase compared to the prior period was primarily attributable to the following changes in cash flows for 2009 compared to the same period in 2008: $82.2 million resulting from the sale of common stock, $15.0 million resulting from the issuance of the 2009 notes and a $2.5 million decrease in dividends paid, which was partially offset by a $50.0 million payment of long-term debt, a $9.9 million net payment on the revolving line of credit, and a $1.6 million payment of deferred financing fees.

        Net cash provided by financing activities increased to $6.4 million for 2008 from net cash used in financing activities of $16.2 million for 2007. This increase compared to the prior period was primarily attributable to the following changes in cash flows for 2008 compared to 2007: $9.9 million of proceeds from AGA's line of credit and a redemption of 1.9 million shares of Class A common stock (after giving effect to the 1.00 for 7.15 reverse stock split of common stock effected immediately prior to completion of the initial public offering) in July 2007, which resulted in a $15.1 million payment by AGA to one of its stockholders. This increase was partially offset by $2.5 million of dividends paid to stockholders in April 2008.

Cash Position and Indebtedness

  Gross Indebtedness

        AGA's total gross indebtedness exclusive of discounts was $222.3 million at December 31, 2009 and $218.1 million at June 30, 2010. AGA's total indebtedness was $222.3 million at December 31, 2009, $253.4 million at December 31, 2008, and $243.6 million at December 31, 2007.

  Senior Secured Credit Facility

        On April 28, 2006, AGA completed a $240.0 million recapitalization, in connection with which AGA entered into its senior secured credit facility, which consists of a $215.0 million seven-year Tranche B term loan facility and a $25.0 million revolving credit facility. As of December 31, 2009, AGA had no outstanding borrowings under its revolving credit facility and $197.0 million outstanding under its Tranche B term loan facility. On October 5, 2008, Lehman Commercial Paper Inc. ("LCPI") filed for protection under Chapter 11 of the Federal Bankruptcy Code. LCPI had committed to provide $9.5 million under the $25.0 million revolving credit facility. In March 2009 Bank of America, N.A. assumed the participation of this credit agreement previously held by LCI.

        AGA's senior secured credit facility places certain restrictions on AGA, including restrictions on its ability to incur indebtedness, grant liens, pay dividends, sell all of its assets or any subsidiary, use funds for capital expenditures, make investments, make optional payments or modify debt instruments, or enter into sale and leaseback transactions. AGA's senior secured credit facility also requires AGA to maintain compliance with specified financial covenants. As of December 31, 2009 and June 30, 2010, AGA was in compliance with all of its financial covenants specified in its senior secured credit facility. If AGA breached any such covenant, AGA would need to seek to amend or refinance its senior secured credit facility. AGA believes that such an amendment could require it to pay upfront fees and an increased interest rate on its borrowings thereunder, which could materially adversely affect its financial condition and results of operations. Alternatively, AGA could refinance its senior secured credit facility, but may not be able to do so on reasonable terms or at all. If AGA fails to obtain such an amendment or refinancing, AGA would suffer an event of default under such facility and the lenders thereto would have the right to accelerate the indebtedness outstanding thereunder. In addition, the lenders' obligations to extend letters of credit or make loans under AGA's senior secured credit facility are dependent upon AGA's ability to make its representations and warranties thereunder at the time such letters of credit are extended or such loan is made. If AGA is unable to make the representations and warranties in its senior secured credit facility at such time, AGA will be unable to borrow additional amounts under its senior secured credit facility in the future. The indebtedness under AGA's senior secured credit facility is secured by a perfected first priority security interest in all of its tangible and intangible assets (including, without limitation, intellectual property, owned real property and all of AGA's capital stock and each direct and indirect subsidiaries, provided that no assets of any foreign subsidiary is included as collateral and no more than 65% of the voting stock of any first-tier foreign subsidiary is required to be pledged).

        As of June 30, 2010, AGA's senior secured credit facility consisted of a $215.0 million seven-year Tranche B term loan facility and a $25.0 million revolving credit facility. On April 14, 2010, AGA borrowed $5.0 million under the revolving credit facility to provide sufficient funds to pay Medtronic $7.5 million due under the settlement and license agreement entered into on March 26, 2010. On May 13, 2010, AGA repaid $5.0 million under the revolving credit facility. As of June 30, 2010, AGA did not have outstanding borrowings under its revolving credit facility and had $197.0 million outstanding under its Tranche B term loan facility.

        On August 3, 2010, AGA's revolving credit facility was increased from $25.0 million to $40.0 million, with a new maturity date of January 28, 2013. Prior to the facility increase, the revolving credit facility matured on July 28, 2011. The maturity date will be January 28, 2012 if the senior subordinated notes due 2012 have not been retired in full by January 28, 2012. No change was made to the guarantors, collateral, the representations and warranties or the covenants. Under this agreement AGA's effective interest rate as of June 30, 2010 would have been 4.84% as compared to 2.34% under the existing agreement. AGA incurred upfront fees of approximately $0.7 million that will be recorded to interest expense over the term of the revolving credit facility. The Tranche B term loan facility matures on April 28, 2013.

        The following table sets forth the amounts outstanding under AGA's Tranche B term loan facility and its revolving credit facility, the effective interest rates on such outstanding amounts and amounts available for additional borrowing thereunder as of June 30, 2010.

Senior Secured Credit Facility	Effective Interest Rate	Amount Outstanding	Amount Available for Additional Borrowing
		(dollars in millions)
Revolving Credit Facility	2.34%	$—	$25.0
Tranche B Term Loan Facility	2.45%	197.0	—

Total		$197.0	$25.0

        Following the end of each fiscal year, AGA's Tranche B term loan facility requires it to make an annual prepayment of the term loan facility equal to 50% of any excess cash flow for any fiscal year for which the leverage ratio at the end of such fiscal year is greater than 4.50 to 1.00, 25% of excess cash flow for any fiscal year for which the leverage ratio at the end of such fiscal year is less than or equal to 4.50 to 1.00 and greater than 4.00 to 1.00, and none of excess cash flow for any fiscal year for which the leverage ratio at the end of such fiscal year is less than or equal to 4.00 to 1.00. The leverage ratio is defined as the ratio of total indebtedness on such date to Consolidated EBITDA (as defined in the credit agreement) for the four most recent consecutive fiscal quarters ended prior to such date. Consolidated EBITDA is defined under AGA's senior secured credit facility as EBITDA further adjusted to give effect to unusual non-recurring items, non-cash items and certain other adjustments. These adjustments include items such as patent litigation defense costs and settlements, FCPA-related costs and product recalls.

  The 2009 Notes

        On January 5, 2009, in order to finance, in part, the acquisition of the assets of AGA's former Italian distributor, AGA Medical Corporation issued to one of the WCAS Stockholders for an aggregate purchase price of $15.0 million (1) $15.0 million in aggregate principal amount of the 2009 notes, and (2) 1,879 shares of Series B preferred stock valued at $1.9 million, which shares were converted to 95,562 shares of AGA's common stock immediately prior to completion of its initial public offering. The 2009 notes are fully and unconditionally guaranteed by Amplatzer Medical Sales Corporation, AGA's wholly-owned subsidiary. The discounted issue value of the subordinated note is $13.1 million. The $1.9 million of discount from the face value is being accreted on AGA's balance sheet to the 2009 note repayment amount utilizing the effective interest rate. The original issue discount has been recognized as interest expense of $0.5 million for year ended December 31, 2009. As of December 31, 2009, the accreted value of AGA's outstanding 2009 notes on its balance sheet was $13.6 million. Interest on the senior subordinated note is payable on a semiannual basis in arrears on

January 1 and July 1 of each year. The effective interest rate of the 2009 notes at December 31, 2009 was 14.7%, compounded semiannually.

        As of June 30, 2010, AGA had $15.0 million outstanding aggregate principal amount of 2009 notes. The effective interest rate of the 2009 notes at June 30, 2010 was 14.6%, compounded semiannually. As of June 30, 2010, the accreted value of the outstanding 2009 notes on AGA's balance sheet was $13.9 million. The original issue discount has been recognized as interest expense of $0.1 million and $0.3 million for the three and six months ended June 30, 2010, respectively, and $0.1 million and $0.2 million for the three and six months ended June 30, 2009, respectively.

        On September 1, 2010, we paid down an additional $5 million on the 2009 notes, and the principal balance outstanding on such notes was reduced to $10 million.

  The 2005 Notes

        On July 28, 2005, in connection with the July 2005 reorganization, AGA's wholly-owned subsidiary AGA Medical Corporation issued $50.0 million aggregate principal amount of the 2005 notes to one of the WCAS Stockholders. The 2005 notes required semiannual interest payments, were unsecured obligations of AGA Medical and were subordinated in right of payment to AGA's senior secured credit facility. As part of the transaction agreement, AGA Medical issued 6,524 shares of Series A preferred stock valued at $6.5 million to the WCAS Stockholders, which shares were converted to 912,447 shares of AGA's common stock immediately prior to completion of its initial public offering. As a result, the discounted issue value of the 2005 note was $43.5 million. The $6.5 million of discount from the face value was accreted on AGA's balance sheet to the 2005 note repayment amount utilizing the effective interest rate. The original issue discount has been recognized as interest expense of $3.4 million, $0.9 million, and $0.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. In compliance with the terms of the securities purchase agreement governing the 2005 notes, AGA used a portion of its net proceeds from its initial public offering to prepay these notes at a price equal to 100% of their face principal amount plus accrued and unpaid interest. The interest expense for the year of $3.4 million includes $2.7 million write-off of the unamortized debt discount that remained upon extinguishment.

  Initial Public Offering Proceeds

        On October 26, 2009, AGA completed its initial public offering of 13,750,000 shares of common stock for cash consideration of $13.5575 per share (net of underwriting discounts) to a syndicate of underwriters led by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Leerink Swann LLC and Wells Fargo Securities, LLC as the joint book-running managers for the offering. The other underwriter in the syndicate was Natixis Bleichroeder Inc. AGA issued and sold 6,509,000 shares of its common stock in the offering and received net proceeds of approximately $82.2 million. For a description of the use of proceeds from the initial public offering, refer to Market for AGA's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities in this prospectus/offer to exchange under the subheading "Use of Proceeds."

Contractual Obligation and Commitments

        The following table summarizes AGA's outstanding contractual obligations as of December 31, 2009:

		Payments Due by Year
(in millions)	Total	2010	2011 - 2012	2013 - 2014	2015 and Thereafter
Tranche B Term Loan Facility	$197.0	$—	$—	$197.0	$—
Revolving Credit Facility	—	—	—	—	—
Operating leases	5.6	1.7	1.8	1.2	0.9
Royalty obligations(1)	2.3	2.3	—	—	—
Former France Distributor Obligations(2)	1.5	1.5	—	—	—
Former Portugal Distributor Obligations(3)	0.8	0.8	—	—	—
Former Netherlands Distributor Obligations(4)	0.3	0.3	—	—	—
Former Canada Distributor Obligations(5)	0.8	0.8	—	—	—
Former Italy Distributor Obligations(6)	13.8	4.4	9.4	—	—
Senior Subordinated Notes	15.0	—	15.0	—	—

Total contract obligation and commitments	$237.1	$11.8	$26.2	$198.2	$0.9

(1)
AGA has made and expects to continue making royalty payments under two royalty agreements relating to patented technology assigned to AGA, namely: (1) a royalty-bearing research-related agreement with Dr. Kurt Amplatz, AGA's founder, under which AGA pays Dr. Amplatz a fixed percentage of royalties on products that incorporate current and future patented technology developed by Dr. Amplatz and assigned to AGA under the agreement; and (2) royalty-payment agreements with Curtis Amplatz, Dr. Amplatz's son, under which AGA pays Curtis Amplatz a fixed percentage of royalties throughout the life of certain of AGA's patents for which Curtis Amplatz is the named inventor. These agreements obligate AGA to pay royalties on specific product sales and are payable throughout the life of the patents. These payments will be variable because they depend on future product sales.

(2)
As of December 31, 2009, AGA had a $1.5 million discounted contingent obligation due January 2010 to its former France distributor related to achievement of certain revenue goals.

(3)
As of December 31, 2009, AGA had a $0.8 million discounted contingent obligation due January 2010 to its former Portugal distributor related to achievement of certain revenue goals.

(4)
As of December 31, 2009, AGA had a $0.3 million discounted contingent obligation due January 2010 to its former Netherlands distributor related to achievement of certain revenue goals.

(5)
As of December 31, 2009, AGA had a $0.8 million discounted contingent obligation due January 2010 to its former Canada distributor related to achievement of certain revenue goals.

(6)
As of December 31, 2009, AGA had a $3.1 million obligation due January 2010, and a $1.3 million discounted contingent obligation due January 2010, in each case, to AGA's former Italy distributor related to achievement of certain revenue goals. In addition, AGA had $6.7 million in obligations ($7.2 million without giving effect to the discount) due in each of 2011 and 2012, and $2.7 million in discounted contingent obligations ($3.3 million without giving effect to the discount) due in each of 2011 and 2012 if certain revenue goals are achieved.

        On March 26, 2010, AGA entered into a settlement and license agreement with Medtronic, Inc. whereby AGA agreed to pay Medtronic, Inc. a total of $35 million in a series of four payments through January 2014. The first payment of $7.5 million was paid in April 2010, the second payment of $7.5 million will be paid in January 2012, and the third and fourth payments of $10.0 million each will be paid in January 2013 and January 2014, respectively. In addition, AGA has agreements with clinical sites and contract research organizations for the conduct of AGA's clinical trials. AGA makes payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trials.

        On September 1, 2010, we paid down an additional $5 million on the 2009 notes, and the principal balance outstanding on such notes was reduced to $10 million.

Off-Balance Sheet Arrangements

        AGA does not currently have, nor has it ever had, any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Seasonality

        While AGA's results of operations are not materially affected by seasonality, AGA's net sales are affected by holiday and vacation periods, especially in the third quarter in Europe.

Recent Accounting Pronouncements

        In September 2009, AGA adopted the Financial Accounting Standards Board's (FASB) ASC 105 as the single official source of authoritative, nongovernmental generally accepted accounting principles in the United States. On the effective date, all the then-existing non-SEC accounting literature and reporting standards were superseded and deemed nonauthoritative. The adoption of this pronouncement did not have a material impact on AGA's consolidated financial statements; however, the ASC affected the way AGA references authoritative guidance in its consolidated financial statements.

        In 2009, AGA adopted the provisions of ASC 855, Subsequent Events (ASC 855), which was effective for interim and annual periods after June 15, 2009 and amended on February 24, 2010. This statement incorporates guidance into accounting literature that was previously addressed only in auditing standards. The statement refers to subsequent events that provide additional evidence about conditions that existed at the balance-sheet date as "recognized subsequent events." Subsequent events which provide evidence about conditions that arose after an issuer's most recent balance-sheet date but prior to the issuance of its most recent financial statements are referred to as "non-recognized subsequent events." It also requires companies to evaluate subsequent events through the date the financial statements were issued.

        In April 2009, the FASB issued additional guidance, ASC 825 (ASC 825) under which disclosures about fair value of financial instruments are required for interim reporting periods of publicly traded companies as well as in annual financial statements. The guidance requires disclosures in summarized financial information at interim reporting periods and is effective for interim and annual reporting periods ending after June 15, 2009. AGA adopted ASC 825 during the three months ended June 30, 2009. The implementation of ASC 825 did not have a material impact on AGA's consolidated financial statements.

        In March 2008, the FASB issued additional guidance on derivative instruments and hedging activities disclosure in ASC 815 (ASC 815). ASC 815 applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items. The provisions of ASC 815 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. AGA adopted ASC 815 effective January 1, 2009. The adoption of this statement did not have a material effect on AGA's consolidated financial statements.

        In December 2007, the FASB issued additional guidance on business combinations contained in ASC 805 and additional guidance on noncontrolling interests in consolidated financial statements contained in ASC 810, which are effective for fiscal years beginning after December 15, 2008. These new standards represent the completion of the FASB's first major joint project with the International Accounting Standards Board and are intended to improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests (formerly minority interests) in consolidated financial statements.

        ASC 805 changes the method for applying the acquisition method in a number of significant respects, including the requirement to expense transaction fees and expected restructuring costs as incurred, rather than including these amounts in the allocated purchase price; the requirement to recognize the fair value of contingent consideration at the acquisition date, rather than the expected amount when the contingency is resolved; the requirement to recognize the fair value of acquired in-process research and development assets at the acquisition date, rather than immediately expensing; and the requirement to recognize a gain in relation to a bargain purchase price, rather than reducing the allocated basis of long-lived assets. AGA adopted these standards effective January 1, 2009. The new presentation and disclosure requirements for pre-existing non-controlling interests are retroactively applied to all prior period financial information presented. See note 14 to the audited consolidated financial statements included elsewhere in this prospectus/offer to exchange for further discussion of the impact the adoption of ASC 805 had on AGA's results of operations and financial conditions as a result of its acquisitions in the first quarter 2009.

        In September 2006, the FASB issued ASC 820 (ASC 820), which defines fair value, establishes a framework for the measurement of fair value and enhances disclosure about fair value measurement. The statement does not require any new fair value measures. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The provisions under ASC 820 are effective for all financial assets and liabilities and for nonfinancial assets and liabilities recognized or disclosed at fair value in AGA's consolidated financial statements on a recurring basis beginning January 1, 2008 and are expected to be applied prospectively. AGA adopted the provisions of ASC 820 for financial assets and liabilities that are measured at fair value for its fiscal year beginning January 1, 2008. For all other nonfinancial assets and liabilities, AGA adopted ASC 820 effective beginning January 1, 2009. The adoption of this statement did not have a material effect on AGA's consolidated financial statements.

        In June 2009, the FASB issued ASC 860 (ASC 860) which defines accounting standards for transfers and servicing of financial assets and extinguishments of liabilities. This standard eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures. The standard became effective in the first quarter of 2010. The adoption of this standard did not have a material impact on AGA's consolidated financial statements.

        In June 2009, the FASB issued ASC 810 (ASC 810) which defines accounting standards on variable interest entities to address the elimination of the concept of a qualifying special purpose entity. This standard also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, it provides more timely and useful information about an enterprise's involvement with a variable interest entity. The standard became effective in the first quarter of 2010. The adoption of this standard did not have a material impact on AGA's consolidated financial statements.

        In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), which amends the fair value measurements disclosure requirements to require additional disclosures about transfers into and out of Levels 1 and 2 in the fair value hierarchy and additional disclosures about purchases, sales, issuances and settlements relating to Level 3 fair value measurements. Additionally, it clarifies existing fair value disclosures about the level of disaggregation of inputs and valuation techniques used to measure fair value. AGA adopted the new disclosure requirements in ASU 2010-06 for the period ended March 31, 2010. The adoption of this statement did not have a material effect on the AGA's consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk Management

        Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies could adversely affect AGA's financial results. Approximately $89.1 million, or 44.8%, and $45.4 million, or 43.2%, of AGA's net sales were denominated in foreign currencies for the year ended December 31, 2009 and the six months ended June 30, 2010, respectively. Selling, marketing and general costs related to these foreign currency sales are largely denominated in the same respective currency, thereby partially offsetting AGA's foreign exchange risk exposure. For sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases and if AGA's prices its products in the foreign currency, AGA will receive less in U.S. dollars than it did before the rate increase went into effect. If AGA prices its products in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in AGA's prices not being competitive in a market where business is transacted in the local currency.

        In the first quarter of 2009, AGA initiated a foreign currency hedging program. The objectives of the program are to reduce earnings volatility due to movements in foreign currency markets, limit loss in foreign currency-denominated cash flows, and preserve the operating margins of AGA's foreign subsidiaries. AGA generally uses foreign currency forward contracts to hedge transactions related to known inter-company sales and inter-company debt. AGA also may hedge firm commitments. These contracts generally relate to AGA's European operations and are denominated primarily in Euros and sterling. All of AGA's foreign exchange contracts are recognized on the balance sheet at their fair value. AGA does not enter into foreign exchange contracts for speculative purposes. AGA recorded gains from foreign currency forward contracts of $1.5 million and $1.7 million for the three and six months ended June 30, 2010, respectively and $0.0 million and $0.1 million for the three and six months ended June 30, 2009, respectively. These are reflected on the consolidated statement of operations in the other income (expense), net line. Amounts on AGA's balance sheet at June 30, 2010 and December 31, 2009 are immaterial.

Interest Rate Risk

        AGA is exposed to interest rate risk in connection with its Tranche B term loan facility and any borrowings under its revolving credit facility, which bear interest at floating rates based on Eurodollar or the greater of prime rate or the federal funds rate plus an applicable borrowing margin. For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant.

        AGA entered into an amended and restated senior secured credit agreement in connection with its April 2006 recapitalization and repaid its prior senior term loan. The transaction resulted in a $215.0 million Tranche B term loan facility and a revolving credit facility of $25.0 million. AGA currently has outstanding borrowings of $197.0 million under the Tranche B term loan facility and no amounts outstanding under AGA's revolving credit facility as of June 30, 2010 and December 31, 2009.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        None.

SUPPLEMENTARY FINANCIAL INFORMATION OF AGA

        The following table presents AGA's unaudited quarterly results of operations for each of AGA's last 10 quarters ended June 30, 2010. You should read the following table in conjunction with AGA's consolidated financial statements and related notes included elsewhere in this prospectus/offer to exchange. AGA has prepared the unaudited information on the same basis as AGA's audited consolidated financial statements. These interim financial statements reflect all adjustments consisting of normal recurring accruals, which, in the opinion of AGA's management, are necessary to present fairly the results of AGA's operations for the interim periods. Results of operations for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three months ended
2010	March 31	June 30
	(in thousands, except per share data)
Net sales	$51,276	$53,750
Gross profit	44,071	45,968
Net income (loss)	(21,228)	3,642
Series A preferred stock and Class A common stock dividends	—	—
Net income (loss) applicable to common stockholders	(21,228)	3,642
Net income (loss) per common share—basic	$(0.42)	$0.07
Net income (loss) per common share—diluted	$(0.42)	$0.07

	Three months ended
2009	March 31	June 30	September 30	December 31
	(in thousands, except per share data)
Net sales	$44,420	$49,962	$50,158	$54,170
Gross profit	35,612	41,766	43,559	46,533
Net income (loss)	(6,364)	2,167	2,187	914
Series A preferred stock and Class A common stock dividends	(4,234)	(4,236)	(4,570)	(1,242)
Net income (loss) applicable to common stockholders	(10,598)	(2,069)	(2,383)	(328)
Net income (loss) per common share—basic	$(0.49)	$(0.10)	$(0.11)	$(0.01)
Net income (loss) per common share—diluted	$(0.49)	$(0.10)	$(0.11)	$(0.01)

	Three months ended
2008	March 31	June 30	September 30	December 31
	(in thousands, except per share data)
Net sales	$36,813	$44,032	$43,638	$42,413
Gross profit	31,326	37,062	36,976	34,897
Net income	501	1,852	5,875	868
Series A preferred stock and Class A common stock dividends	(3,809)	(5,006)	(4,063)	(4,190)
Net income (loss) applicable to common stockholders	(3,308)	(3,154)	1,812	(3,322)
Net income (loss) per common share—basic	$(0.15)	$(0.15)	$0.05	$(0.15)
Net income (loss) per common share—diluted	$(0.15)	$(0.15)	$0.04	$(0.15)

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

        The following table provides information on AGA's equity compensation plans as of October 13, 2010:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,487,062	10.61	1,164,590
Equity compensation plans not approved by security holders	-0-	-0-	-0-

Total	3,487,062	10.61	1,164,590

PRINCIPAL STOCKHOLDERS OF AGA

        Beneficial ownership is determined under the SEC rules and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, AGA believes that each stockholder identified in the table possesses sole voting and investment power over all shares of equity securities shown as beneficially owned by the stockholder. The percent of class information provided below is based on 50,268,924 shares of AGA's common stock outstanding as of October 13, 2010. Unless indicated otherwise, the address of each individual listed in the table is c/o AGA Medical Holdings, Inc., 5050 Nathan Lane North, Plymouth, MN 55442.

        Significant Stockholders.    The following table provides information concerning persons known to AGA to be the beneficial owners of more than 5% of AGA's outstanding common stock as of October 13, 2010. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Franck L. Gougeon(1)	10,093,179	20.08%
Welsh, Carson, Anderson & Stowe, IX, L.P.(2)	22,724,185	45.21%
FMR LLC(3)	5,055,979	10.06%

(1)
Represents 932,883 shares of AGA common stock owned by Gougeon Shares, LLC, a Minnesota limited liability company, ("Gougeon Shares, LLC") and 9,151,439 owned by the Franck L. Gougeon Revocable Trust (the "Franck L. Gougeon Revocable Trust"), according to a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010 by Franck L. Gougeon, a Minnesota resident, Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust. Franck L. Gougeon is deemed to beneficially own the common stock held by Gougeon Shares, LLC and Franck L. Gougeon Revocable Trust solely through his ownership and/or control of Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust. Includes 8,857 shares that may be purchased upon exercise of stock Options by Mr. Gougeon that were exercisable as of October 13, 2010, or within 60 days of such date. The address for each of Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust is 4729 Annaway Drive, Edina, Minnesota 55436.

(2)
Represents 21,513,988 shares of AGA common stock owned by Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("WCAS IX") and 1,210,197 shares of AGA common stock owned by WCAS Capital Partners IV, L.P., a Delaware limited partnership ("WCAS CP IV"). The address for each of WCAS IX and WCAS CP IV is 320 Park Avenue, Suite 2500, New York, New York 10022.

(3)
Represents 5,055,979 shares of AGA common stock owned by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, according to a Schedule 13G filed with the Securities and Exchange Commission on July 7, 2010 by Fidelity. The address for Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109.

        Beneficial Ownership of Management.    The following table shows information as of October 13, 2010 concerning beneficial ownership of AGA's directors, named executive officers, and all directors and executive officers as a group. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
John R. Barr(1)	620,540	1.22%
Brigid A. Makes(2)	246,454	*
Ronald E. Lund(3)	150,294	*
Tommy G. Thompson(4)	414,320	*
Franck L. Gougeon(5)	10,093,179	20.08%
Jack P. Helms(6)	2,097	*
Daniel A. Pelak(7)	8,857	*
Paul B. Queally(8)	22,861,758	45.48%
Terry Allison Rappuhn(9)	12,707	*
Darrell J. Tamosuinas(10)	12,357	*
Sean Traynor(11)	22,760,847	45.27%
Directors and executive officers as a group (11 persons)	34,463,140	66.64%

*
Denotes less than 1% beneficial ownership.

(1)
Includes 619,980 shares that may be purchased upon exercise of stock Options by Mr. Barr that were exercisable as of October 13, 2010, or within 60 days of such date.

(2)
Includes 246,154 shares that may be purchased upon exercise of stock Options by Ms. Makes that were exercisable as of October 13, 2010, or within 60 days of such date.

(3)
Includes 7,000 stock-settled restricted stock units that will vest within 60 days of October 13, 2010, and 111,888 shares that may be purchased upon exercise of stock Options by Mr. Lund that were exercisable as of October 13, 2010, or within 60 days of such date.

(4)
Includes 413,320 shares that may be purchased upon exercise of stock Options by Mr. Thompson that were exercisable as of October 13, 2010, or within 60 days of such date and 1,000 shares owned by Mr. Thompson's spouse.

(5)
Represents 932,883 shares of AGA common stock owned by Gougeon Shares, LLC, a Minnesota limited liability company, ("Gougeon Shares, LLC") and 9,151,439 owned by the Franck L. Gougeon Revocable Trust (the "Franck L. Gougeon Revocable Trust"), according to a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010 by Franck L. Gougeon, a Minnesota resident, Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust. Franck L. Gougeon is deemed to beneficially own the common stock held by Gougeon Shares, LLC and Franck L. Gougeon Revocable Trust solely through his ownership and/or control of Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust. Includes 8,857 shares that may be purchased upon exercise of stock Options by Mr. Gougeon that were exercisable as of October 13, 2010, or within 60 days of such date.

(6)
Includes 2,097 shares that may be purchased upon exercise of stock Options by Mr. Helms that were exercisable as of October 13, 2010, or within 60 days of such date.

(7)
Includes 8,857 shares that may be purchased upon exercise of stock Options by Mr. Pelak that were exercisable as of October 13, 2010, or within 60 days of such date.

(8)
Includes 8,857 shares that may be purchased upon exercise of stock Options by Mr. Queally that were exercisable as of October 13, 2010, or within 60 days of such date. Includes (A) 21,513,988 shares of common stock held by WCAS IX over which it has sole voting and investment power, and (B) 1,210,197 shares of common stock held by WCAS CP IV over which it has sole voting and investment power. 6,363 shares of common stock are held by Mr. Queally, P. Brian Queally Jr. Educational Trust U/ADTD 6/11/98, Erin F. Queally Educational Trust U/ADTD 6/11/98, and Sean P. Queally Educational Trust U/ADTD 6/11/98. The trusts are established for the benefit of Mr. Queally's children for which, in each case, Mr. Queally acts as a trustee and has voting and investment power over such shares. The address for Mr. Queally is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. Mr. Queally disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him.

(9)
Includes 8,857 shares that may be purchased upon exercise of stock Options by Ms. Rappuhn that were exercisable as of October 13, 2010, or within 60 days of such date.

(10)
Includes 8,857 shares that may be purchased upon exercise of stock Options by Mr. Tamosuinas that were exercisable as of October 13, 2010, or within 60 days of such date.

(11)
Includes 6,759 shares that may be purchased upon exercise of stock Options by Mr. Traynor that were exercisable as of October 13, 2010, or within 60 days of such date. Includes (A) 21,513,988 shares of common stock held by Welsh Carson over which it has sole voting and investment power, and (B) 1,210,197 shares of common stock held by WCAS Capital Partners IV, L.P., over which it has sole voting and investment power. Mr. Traynor disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him. The address for Mr. Traynor is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. Mr. Traynor disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him.

 OPINION OF PIPER JAFFRAY & CO.

        Pursuant to an engagement letter dated September 27, 2010, AGA retained Piper Jaffray & Co. to deliver its opinion as to the fairness, from a financial point of view, to the holders of shares of AGA common stock of the consideration to be received in the Offer and the Merger. At a meeting of the AGA board of directors on October 15, 2010, Piper Jaffray issued its oral opinion to the board of directors, later confirmed in a written opinion of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Jaffray considered relevant, that the consideration (as defined below) to be paid in connection with the Offer and the Merger is fair, from a financial point of view, to the holders of shares of AGA common stock (other than St. Jude Medical and its affiliates, if any) as of the date of the opinion.

        The full text of the written opinion of Piper Jaffray, dated October 15, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex B and is incorporated by reference herein. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the purchase price to the holders of Shares, other than St. Jude Medical and its affiliates, if any. Piper Jaffray's opinion was directed solely to the AGA board of directors in connection with its consideration of the Offer and Merger and was not intended to be, and does not constitute, a recommendation to any holder of Shares as to how such holders should act or tender their Shares in the Offer or how any such holder of Shares should vote at the stockholders' meeting, if any, held in connection with the Merger or any other matter.

        In connection with rendering the opinion described above and performing its financial analyses, Piper Jaffray, among other things:

  •
  reviewed and analyzed the financial terms of the Merger Agreement dated October 15, 2010;

  •
  reviewed and analyzed certain financial and other data with respect to AGA and St. Jude Medical which was publicly available;

  •
  reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of AGA and St. Jude Medical that were publicly available, as well as those that were furnished to Piper Jaffray by AGA and St. Jude Medical, respectively;

  •
  conducted discussions with members of senior management and representatives of AGA and St. Jude Medical concerning the two immediately preceding matters described above, as well as their respective businesses and prospects before and after giving effect to the Offer and the Merger;

  •
  reviewed the current and historical reported prices and trading activity of the shares of AGA common stock and similar information for certain other companies deemed by Piper Jaffray to be comparable to AGA;

  •
  reviewed historical closing prices, trading volumes, ratios, valuation multiples and other financial data for St. Jude Medical common stock and compared them to certain publicly traded companies which Piper Jaffray believed were similar to St. Jude Medical's size and business profile;

  •
  compared the financial performance of AGA and St. Jude Medical with that of certain other publicly traded companies that Piper Jaffray deemed relevant; and

  •
  reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

        In addition, Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

        The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the AGA board of directors at a meeting held on October 15, 2010. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the AGA board of directors on October 15, 2010.

        This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the AGA board of directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 13, 2010, and is not necessarily indicative of current market conditions.

  Transaction Overview

        In performing its analysis, Piper Jaffray noted that AGA's stockholders could elect, pursuant to the Offer, subject to certain procedures and limitations described in this summary under the heading "The Transaction—Elections and Prorations" to receive consideration, subject to proration, at a price per share equal to: (i) $20.80 payable in cash (the "Cash Consideration") or (ii) such number of shares of St. Jude Medical common stock equal to the quotient obtained by dividing (A) $20.80 by (B) the Average Trading Price (the "Stock Consideration," together with the Cash Consideration, the "Consideration"). In the Merger, shares not tendered and accepted in the Offer (other than shares owned directly or indirectly by AGA Medical Corporation, AGA or St. Jude Medical, or any of their respective subsidiaries, or shares as to which appraisal rights have been perfected in accordance with applicable law), will be converted into the right to receive the Cash Consideration or the Stock Consideration. Each stockholder will receive such Cash Consideration for 50% of its shares and such Stock Consideration for the remaining 50% of the stockholder's shares, subject to possible adjustment as provided in the Merger Agreement. Therefore, as of the date of Piper Jaffray's fairness opinion, the implied value of the Consideration to be received, whether in shares of St. Jude Medical's common stock or in cash, for each Share was $20.80.

        For purposes of its analyses, Piper Jaffray calculated (i) AGA's equity value implied by the Offer and Merger to be approximately $1.1 billion, based on approximately 52.0 million shares of AGA common stock and common stock equivalents outstanding, consisting of options restricted stock units, and shares expected to be issued in the Employee Stock Purchase Plan as of September 30, 2010, calculated using the treasury stock method and the Consideration, and (ii) AGA's enterprise value ("EV") (for the purposes of this analysis, implied EV equates to implied equity value, plus debt, less cash) to be approximately $1.3 billion.

  Analysis of AGA

Historical Trading Analysis.

        Piper Jaffray reviewed the historical closing prices and trading volumes for the shares of AGA common stock since AGA's initial public offering in October of 2009, in order to provide background information on the prices at which the shares of AGA common stock have historically traded. The following table summarizes some of these historical closing prices relative to the implied value of the Consideration for the shares of AGA common stock.

Price per Share
Consideration implied value	$20.80
Closing price on October 13, 2010	$14.94
30 trading day average prior to October 13, 2010	$14.36
60 trading day average prior to October 13, 2010	$14.27
90 trading day average prior to October 13, 2010	$13.77
All-time high:	$18.95
All-time low:	$11.61

Selected Public Companies Analysis.

        Piper Jaffray reviewed selected historical financial data of AGA and estimated financial data of AGA that were prepared by AGA's management as its internal forecasts for calendar years 2010 and 2011 and compared them to corresponding financial data, where applicable, for (i) public companies in the medical device industry with a primary focus on vascular products, as is the case for AGA, and (ii) public companies in the medical device industry which Piper Jaffray believed were comparable to AGA's financial profile. Piper Jaffray selected both vascular public companies and financial profile public companies in order to provide a comparison of companies with a similar industry focus as well as companies with similar financial characteristics. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following general criteria:

  •
  for public medical device companies with a primary focus on vascular products:

  —
  companies with last twelve months ("LTM") revenue of greater than $50 million and less than $2 billion, regardless of whether such companies reflected the other financial profile criteria listed below.

  •
  for public medical device companies which Piper Jaffray believed were comparable to AGA's financial profile:

  —
  companies with EVs greater than $150 million and less than $10 billion;

  —
  companies with LTM EBITDA that is positive;

  —
  companies with LTM gross margins greater than 70%; and

  —
  companies with revenue growth greater than 10% for projected 2010 and 2011.

        For the vascular comparable companies, Piper Jaffray used LTM revenue as the financial criterion to identify comparable companies in recognition of the fact that the relatively limited universe of public vascular companies may or may not have similar revenue growth and profitability margins to those of AGA. The criteria used to identify the financial profile companies were selected to yield a group of public medical device companies with financial profiles generally comparable to that of AGA across multiple financial metrics.

        Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

Selected Vascular Public Companies	Selected Financial Profile Public Companies
Abiomed, Inc.	Cyberonics
AngioDynamics, Inc.	Edwards Lifesciences Corporation
Edwards Lifesciences Corporation	Masimo Corporation(1)
Kensey Nash Corporation	NuVasive, Inc.
Merit Medical Systems, Inc.
Spectranetics Corporation
Stereotaxis, Inc.
Thoratec Corporation
Vascular Solutions, Inc.
Volcano Corporation

(1)
Masimo revenue growth reflects product revenue growth only.

        For the selected public companies analysis, Piper Jaffray compared LTM, and projected 2010 and 2011 valuation multiples for AGA derived Consideration and AGA's corresponding revenue and EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization and stock-based compensation), on the one hand, to valuation multiples for the selected public companies derived from their closing prices per share on October 13, 2010 and corresponding revenue and EBITDA, on the other hand.

Selected Vascular Public Companies.

	Selected Vascular Public Companies
	AGA(1)	High	Mean	Median	Low
Fairness Metrics:
EV to LTM revenue(2)	6.2x	5.6x	3.3x	3.7x	1.2x
EV to projected 2010 revenue(3)	6.1x	5.3x	3.2x	3.6x	1.2x
EV to projected 2011 revenue(3)	5.1x	4.7x	2.8x	3.1x	1.1x
EV to LTM EBITDA(2)(4)	24.7x	22.4x	12.3x	11.7x	6.6x
EV to projected 2010 EBITDA(3)(4)(5)	24.0x	22.1x	12.8x	11.9x	8.0x
EV to projected 2011 EBITDA(3)(4)(5)	18.1x	29.5x	13.1x	9.8x	7.2x
Select Additional Financial Metrics:
Enterprise value ($ millions)	$1,298	$7,694	$1,270	$317	$151
LTM revenues ($ millions)	$210	$1,378	$298	$167	$53
LTM gross margin	86%	74%	65%	68%	42%
LTM EBITDA margin (6)	25%	51%	22%	17%	5%
2010 projected revenue growth	8%	27%	11%	10%	(10)%
2011 projected revenue growth	18%	24%	14%	14%	5%

The information presented in the table above under the heading "Select Additional Financial Metrics" was prepared for a purpose other than reaching Piper Jaffray's fairness opinion, was not relied upon by Piper Jaffray for purposes of its fairness opinion, and had no direct bearing on the fairness opinion or the analysis leading to the fairness opinion.

(1)
Based on the Consideration.

(2)
Revenues and EBITDA for the LTM for AGA were for the twelve months ended September 30, 2010.

(3)
Projected calendar year 2010 and 2011 revenue and EBITDA for AGA were based on the estimates of AGA's management. Projected calendar year 2010 and 2011 revenue and EBITDA for the selected vascular public companies were based on Wall Street consensus estimates or Wall Street research.

(4)
Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or if they were greater than 35.0x. Accordingly, the results of three selected vascular public companies were omitted from EV to LTM and projected 2010 EBITDA and two selected vascular public companies were omitted from EV to projected 2011 EBITDA.

(5)
Piper Jaffray determined that a ratio was not applicable where there was insufficient information available to Piper Jaffray to calculate the EBITDA ratio. Accordingly, the results of one selected vascular public company was omitted from EV to projected 2010 and 2011 EBITDA.

(6)
Piper Jaffray determined that EBITDA margins were not meaningful, and therefore omitted them, if they were negative. Accordingly, the results of two selected vascular public companies were omitted from LTM EBITDA margin.

        The selected vascular public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of AGA based on the Consideration were within or above the range of valuation multiples of the selected vascular public companies when comparing (i) the ratio of EV to LTM revenue and projected 2010 and 2011 revenue and (ii) the ratio of EV to LTM EBITDA and projected 2010 and 2011 EBITDA.

Selected Financial Profile Public Companies.

	Selected Financial Profile Public Companies
	AGA(1)	High	Mean	Median	Low
Fairness Metrics:
EV to LTM revenue(2)	6.2x	5.6x	4.3x	4.2x	3.3x
EV to projected 2010 revenue(3)	6.1x	5.3x	4.0x	4.0x	2.9x
EV to projected 2011 revenue(3)	5.1x	4.7x	3.6x	3.6x	2.3x
EV to LTM EBITDA(2)	24.7x	22.4x	18.0x	18.0x	13.7x
EV to projected 2010 EBITDA(3)	24.0x	22.1x	16.9x	15.5x	14.6x
EV to projected 2011 EBITDA(3)	18.1x	19.4x	14.2x	13.4x	10.5x
Select Additional Financial Metrics:
Enterprise value ($ millions)	$1,298	$7,694	$2,875	$1,547	$712
LTM revenues ($ millions)	$210	$1,378	$590	$405	$174
LTM gross margin	86%	88%	78%	77%	71%
LTM EBITDA margin	25%	30%	24%	25%	19%
2010 projected revenue growth	8%	34%	20%	18%	10%
2011 projected revenue growth	18%	25%	17%	16%	12%

The information presented in the table above under the heading "Select Additional Financial Metrics" was prepared for a purpose other than reaching Piper Jaffray's fairness opinion, was not relied upon by Piper Jaffray for purposes of its fairness opinion, and had no direct bearing on the fairness opinion or the analysis leading to the fairness opinion.

(1)
Based on the Consideration.

(2)
Revenues and EBITDA for the LTM for AGA were for the twelve months ended September 30, 2010.

(3)
Projected calendar year 2010 and 2011 revenue, EBITDA for AGA were based on the estimates of AGA's management. Projected calendar year 2010 and 2011 revenue, EBITDA for the selected financial profile public companies were based on Wall Street consensus estimates or Wall Street research.

        The selected financial profile public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of AGA based on the Consideration were within or above the range of valuation multiples of the selected financial profile public companies when comparing (i) the ratio of EV to LTM revenue and projected 2010 and 2011 revenue and (ii) the ratio of EV to LTM EBITDA and projected 2010 and 2011 EBITDA.

        No company utilized in the selected public companies analysis is identical to AGA. Piper Jaffray did not weigh the results of the vascular public companies or the financial profile public companies more than the other, due to the fact that the companies in each group may have different business, size or growth and profitability characteristics than AGA. In evaluating the selected public companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected M&A Transaction Analysis

        Piper Jaffray reviewed (i) merger and acquisition transactions involving target companies in the medical device industry with a primary focus on vascular products that it deemed comparable to AGA and (ii) merger and acquisition transactions involving target companies in the medical device industry and which Piper Jaffray believed were comparable to AGA's financial profile. The vascular transactions may or may not meet some of the criteria used for the financial profile transactions. Piper Jaffray selected both vascular merger and acquisition transactions and financial profile merger and acquisition transactions in order to provide a comparison of targets with a similar industry focus as well as companies with similar growth and margins. Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following criteria:

  •
  for transactions involving target companies in the medical device industry with a primary focus on vascular products:

  —
  transactions that were announced since January 1, 2005; and

  —
  targets with transaction EV greater than $150 million and less than $5 billion.

        Based on these criteria, the following transactions had target companies that were medical device companies with a primary focus on vascular products that were deemed comparable to AGA:

Target	Acquiror
Micrus Endovascular Corporation	Johnson & Johnson
ev3 Inc.	Covidien plc
ATS Medical, Inc.	Medtronic, Inc.
Invatec S.p.A.	Medtronic, Inc.
VNUS Medical Technologies, Inc.	Covidien plc
CoreValve, Inc.	Medtronic, Inc.
Radi Medical AB	St. Jude Medical, Inc.
CryoCath Technologies Inc.	Medtronic, Inc.
Datascope Corp.	Getinge AB
Possis Medical, Inc.	MEDRAD, Inc. (Bayer AG)
Arrow International, Inc.	Teleflex Incorporated
FoxHollow Technologies, Inc.	ev3 Inc.
Conor Medsystems	Johnson & Johnson
Guidant Corporation (certain non-CRM assets)	Abbott Laboratories
Quinton Cardiology Systems, Inc.	Cardiac Science Corporation
  •
  for transactions involving target companies in the medical device industry which Piper Jaffray believed were comparable to AGA's financial profile:

  —
  transactions that were announced since January 1, 2005;

  —
  targets with LTM revenue greater than $100 million;

  —
  targets with projected forward twelve months (FTM) revenue growth between 10 and 30%;

  —
  targets with transaction EV greater than $150 million; and

  —
  targets with LTM EBITDA that was positive.

        Based on these criteria, the following transactions had target companies that were medical device companies that were deemed comparable to AGA's financial profile:

Target	Acquiror
ev3 Inc.	Covidien plc
Home Diagnostics, Inc.	Nipro Corporation
VNUS Medical Technologies, Inc.	Covidien plc
LifeCell Corporation	Kinetic Concepts, Inc.
Respironics, Inc.	Koninklijke Philips Electronics N.V.
Arrow International, Inc.	Teleflex Incorporated
Ventana Medical Systems, Inc.	Roche Holdings AG
Digene Corporation	Qiagen NV
Cytyc Corporation	Hologic, Inc.
IntraLase Corp.	Advanced Medical Optics, Inc.
GN Store Nord A/S	Phonak Holding
Intermagnetics General Corporation	Koninklijke Philips Electronics N.V.
Lifeline Systems, Inc.	Koninklijke Philips Electronics N.V.
Guidant Corporation (certain non-CRM assets)	Abbott Laboratories
Inamed Corporation	Allergan, Inc.
Advanced Neuromodulation Systems	St. Jude Medical, Inc.
Knowles Electronics Holdings, Inc.	Dover Corporation

        Piper Jaffray calculated the ratio of EV to historical revenue for the LTM preceding each transaction and the ratio of EV to projected revenue for the FTM following each transaction. Piper Jaffray also calculated the ratio of EV to historical EBITDA for the LTM preceding each transaction and the ratio of EV to projected EBITDA for the FTM following each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for AGA based on the implied value of the Consideration.

Selected Vascular M&A Transactions.

        The analysis indicated the following multiples:

Selected Vascular M&A Transactions
	AGA(1)	High	Mean	Median	Low
Fairness Metrics:
EV to LTM revenue(2)(4)	6.2x	5.4x	3.8x	4.1x	1.9x
EV to FTM revenue(3)(4)(5)	5.4x	8.4x	4.0x	3.6x	1.8x
EV to LTM EBITDA(2)(6)(7)	24.7x	25.5x	19.4x	19.4x	10.5x
EV to FTM EBITDA(3)(6)(7)	19.4x	23.8x	16.3x	15.4x	10.0x
Select Additional Financial Metrics:
Enterprise value ($ millions)	$1,298	$4,100	$978	$500	$174
FTM revenue growth(5)(8)	15%	81%	21%	14%	8%

The information presented in the table above under the heading "Select Additional Financial Metrics" was prepared for a purpose other than reaching Piper Jaffray's fairness opinion, was not relied upon by Piper Jaffray for purposes of its fairness opinion, and had no direct bearing on the fairness opinion or the analysis leading to the fairness opinion.

(1)
Based on the Consideration.

(2)
Revenues and EBITDA for the LTM for AGA were for the twelve months ended September 30, 2010.

(3)
Projected revenue and EBITDA for AGA with respect to the FTM were for the twelve months beginning October 1, 2010 and were based on estimates of AGA's management. Revenues and EBITDA for the selected transactions for the forward twelve months period were based on Wall Street consensus estimates, Wall Street research, or public filings.

(4)
Piper Jaffray determined that EV/revenue ratios were not meaningful, and therefore omitted them, if they were greater than 10.0x. Accordingly, the results of three selected transactions were omitted for the LTM and the results of one selected transaction was omitted for the FTM.

(5)
Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the EV/revenue ratio or the FTM revenue growth. Accordingly, the results of one selected transaction were omitted for the FTM.

(6)
Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or greater than 35.0x. Accordingly, the results of five selected transactions were omitted for the LTM and the results of four selected transactions were omitted for the FTM.

(7)
Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the EV/EBITDA ratio. Accordingly, the results of three selected transactions were omitted for the LTM and FTM.

(8)
Piper Jaffray determined that FTM revenue growth rates were not meaningful, and therefore omitted them, if they were in excess of 200%. Accordingly, the results of one selected transaction were omitted for the FTM revenue growth.

        The selected vascular transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of AGA based on the Consideration were within or above the range of valuation multiples of the selected vascular transactions when comparing the ratio of EV to (i) historical revenue for the LTM, (ii) projected revenue for the FTM, (iii) historical EBITDA for the LTM, and (iv) projected EBITDA for the FTM.

Selected Financial Profile M&A Transactions.

        The analysis indicated the following multiples:

Selected Financial Profile M&A Transactions
	AGA(1)	High	Mean	Median	Low
Fairness Metrics:
EV to LTM revenue(2)(4)	6.2x	9.4x	5.4x	4.7x	1.5x
EV to FTM revenue(3)	5.4x	9.3x	4.8x	4.3x	1.3x
EV to LTM EBITDA(2)(5)	24.7x	33.6x	22.3x	21.5x	13.0x
EV to FTM EBITDA(3)(6)	19.4x	31.4x	17.8x	17.3x	8.7x
Select Additional Financial Metrics:
Enterprise value ($ millions)	$1,298	$5,981	$2,150	$1,776	$190
FTM revenue growth	15%	28%	18%	19%	10%

The information presented in the table above under the heading "Select Additional Financial Metrics" was prepared for a purpose other than reaching Piper Jaffray's fairness opinion, was not relied upon by Piper Jaffray for purposes of its fairness opinion, and had no direct bearing on the fairness opinion or the analysis leading to the fairness opinion.

(1)
Based on the Consideration.

(2)
Revenues and EBITDA for the LTM for AGA were for the twelve months ended September 30, 2010.

(3)
Projected revenue and EBITDA for AGA with respect to the FTM were for the twelve months beginning October 1, 2010 and were based on estimates of AGA's management. Revenues and EBITDA for the selected transactions for the FTM were based on Wall Street consensus estimates, Wall Street research or public filings.

(4)
Piper Jaffray determined that EV/revenue ratios were not meaningful, and therefore omitted them, if they were negative or greater than 10.0x. Accordingly, the results of one selected transaction was omitted for the LTM.

(5)
Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or greater than 35.0x. Accordingly, the results of three selected transaction were omitted for the LTM.

(6)
Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the EBITDA ratio. Accordingly, the results of three selected transactions were omitted for the FTM.

        The selected financial profile M&A transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of AGA based on the Consideration to be received in the Offer and the Merger were within the range of valuation multiples of the selected financial profile M&A transactions when comparing the ratio of EV to (i) historical revenue for the LTM, (ii) projected revenue for the FTM, (iii) historical EBITDA for the LTM, and (iv) projected EBITDA for the FTM.

        A selected M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the selected M&A transaction analysis is identical to AGA or the Offer and the Merger, respectively. Piper Jaffray did not weigh the results of the vascular transactions or the financial profile transactions more than the other, due to the fact that the target companies in each group may have different business, size or growth and profitability characteristics than AGA.

Premiums Paid Analysis

        Piper Jaffray reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions from the Securities Data Corporation database if Piper Jaffray determined the target was a public medical device company based upon SIC codes and professional judgment, and applied, among others, the following criteria:

  •
  merger and acquisition transactions between a public company target and an acquirer seeking to purchase more than 85% of shares;

  •
  transactions announced since January 1, 2005;

  •
  for transactions involving multiple bids, the premiums were calculated using the final bid as compared to the target's 1-day, 1-week and 4-week stock price at the time of the initial offer;

  •
  EV greater than $100 million;

  •
  1-day, 1-week, and 4-week premiums; and

  •
  no negative premiums.

        Piper Jaffray performed its analysis on 51 transactions that satisfied the criteria, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to AGA's stockholders based on the Consideration.

	Selected Premiums Paid
	AGA(1)		High	Mean	Median	Low
Premium 1 day prior	44	%(2)	149%	37%	30%	5%
Premium 1 week prior	44	%(3)	219%	40%	29%	5%
Premium 4 weeks prior	41	%(4)	301%	47%	33%	11%

(1)
Based on the Consideration.

(2)
Based on closing price per AGA share of $14.48 on October 12, 2010.

(3)
Based on closing price per AGA share of $14.47 on October 6, 2010.

(4)
Based on closing price per AGA share of $14.78 on September 15, 2010.

        This premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the premiums over the market prices at the selected dates for the shares implied the Consideration were within the range of premiums paid in the selected M&A transactions.

Discounted Cash Flow Analysis

        Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for AGA based on the net present value of (i) projected free cash flows from October 1, 2010 to December 31, 2015, discounted back to September 30, 2010, based on management projections, and (ii) a terminal value at calendar year end 2015 based upon revenue exit multiples, discounted back to September 30, 2010. The discounted cash flows were calculated using a single set of projections, updated for preliminary third quarter 2010 results, as provided by AGA's management. The free cash flows for each year were calculated from the management projections as: EBIT less taxes (33% through 2015), plus depreciation and amortization, plus stock-based compensation, less capital expenditures, less the change in net working capital (excluding litigation settlement payments in 2012 through 2014 due to treatment of aggregate remaining litigation settlement as debt). The resulting free cash flows, calculated from AGA management's projections, for the fourth quarter of 2010 and calendar years 2011, 2012, 2013, 2014 and 2015 were $13 million, $45 million, $54 million, $82 million, $122 million and $184 million, respectively. Piper Jaffray calculated the range of net present values for each period from September 30, 2010 through 2015 based on discount rates ranging from 15.3% (which represented a weighted average discount rate of 11% for the base business and 25% for the pipeline business applied to each period) to 18.9% (which represented a weighted average discount rate of 12% for the base business and 35% for the pipeline business applied to each period). The base business consists of current products and existing geographical markets for those products. The pipeline business consists of new products expected to be commercially available in the future as well as new geographical markets for some existing products. Within the pipeline business, Piper Jaffray did not distinguish between the risks of pipeline products represented by new geographical markets for existing products versus pipeline products represented by new products expected to be commercially available in the future because the projections provided to it by AGA management did not distinguish between these two categories. The weighted average discount rates were based upon each period's pro rata revenue contributions of the base business and pipeline business for the three months ending December 31, 2010 and each calendar year from 2011 to 2015. The discount rate range of 11% to 12% for the base business was determined using a weighted average cost of capital analysis for AGA. Piper Jaffray calculated the cost of equity used in the weighted average cost of capital analysis by summing a risk-free rate, a betaadjusted equity risk premium, and a size premium based on the implied equity value of AGA. The discount rate range of 25% to 35% used for the pipeline business was based on Piper Jaffray's judgment when taking into account the significant risk associated with AGA achieving FDA approval and the significant projected revenues of the pipeline products. Piper Jaffray calculated terminal values using terminal revenue multiples ranging from 3.5x to 4.0x applied to projected calendar year 2015 revenue, and discounted back to September 30, 2010 using discount rates ranging from 16.9% (which represented a weighted average discount rate of 11% for the base business and 25% for the pipeline business) to 21.7% (which represented a weighted average discount rate of 12% for the base business and 35% for the pipeline business). The terminal revenue multiple range of 3.5x to 4.0x was based on the mean and median revenue multiples derived from the Selected Public Companies Analysis. The weighted average discount rates were based upon pro rata revenue contributions of the base business and pipeline business in 2015. This analysis resulted in implied per share values of AGA's common stock ranging from a low of $18.22 per share to a high of $25.63 per share. Piper Jaffray observed that the Consideration was within the range of values derived from this analysis.

Miscellaneous

        The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray's view of the actual value of the shares of AGA common stock and St. Jude Medical's common stock.

        None of the selected companies or transactions used in the analyses above is directly comparable to AGA or St. Jude Medical or the Offer and the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and target companies in the selected transactions and other factors that could affect the public trading value or transaction value of the companies involved.

        Piper Jaffray performed its analyses solely for purposes of providing its opinion to the AGA board of directors. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by AGA's management and St. Jude Medical's management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

        Piper Jaffray's opinion was one of many factors taken into consideration by the AGA board of directors in making the determination to approve the Merger Agreement and recommend that the stockholders tender their shares of AGA common stock in connection with the Offer. The above summary does not purport to be a complete description of the analyses performed by Piper Jaffray in connection with the opinion and is qualified in its entirety by reference to the written opinion of Piper Jaffray attached as Annex B hereto.

        Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of AGA and St. Jude Medical that the financial information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray's opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of AGA and St. Jude Medical as to the expected future results of operations and financial condition of AGA and St. Jude Medical, respectively, to which such financial forecasts, estimates and other forward-looking information relate. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray relied, with AGA's consent, on advice of the outside counsel and the independent accountants to AGA and St. Jude Medical, and on the assumptions of the management of AGA and St. Jude Medical, as to all accounting, legal, tax and financial reporting matters with respect to AGA, St. Jude Medical and the Merger Agreement.

        Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other documents and instruments that are referred to therein were true and correct in all material respects to its analysis, (ii) each party to such agreements would fully and timely perform in all respects material to its analysis all of the covenants and agreements required to be performed by such party, (iii) the Offer and the Merger would be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents (including any consents required under applicable state corporate laws) required for the Offer and the Merger would be obtained in a manner that would not adversely affect AGA, St. Jude Medical or the contemplated benefits of the Offer and the Merger.

        In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations nor did Piper Jaffray evaluate the solvency of AGA or St. Jude Medical under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses and Piper Jaffray expressed no opinion regarding the liquidation value of AGA, St. Jude Medical or any other entity. Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which AGA, St. Jude Medical or any of their affiliates was a party or may be subject, and made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither AGA nor St. Jude Medical is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

        Piper Jaffray's opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray expresses no opinion as to the price at which the shares of AGA common stock or the shares of St. Jude Medical's common stock may trade following announcement of the Merger or at any future time, although it assumed that the price of St. Jude Medical's common stock after the determination of the Average Trading Price (as defined in the Merger Agreement) would not impact the Consideration. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

        Piper Jaffray's opinion addressed solely the fairness, from a financial point of view, to holders of the shares of AGA common stock of the Consideration, as set forth in the Merger Agreement, to be paid by St. Jude Medical and did not address any other terms or agreement relating to the Offer, Merger or any other terms of the Merger Agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with the Offer or effect the Merger, the merits of the Offer or the Merger relative to any alternative transaction or business strategy that may be available to AGA, St. Jude Medical's ability to fund the consideration, any other terms contemplated by the Merger Agreement or the fairness of the Offer or the Merger to any other class of securities, creditor or other constituency of AGA. Piper Jaffray expressed no opinion with respect to the allocation of the Consideration among the holders of the shares of AGA common stock. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee if any party to the Merger, or any class of such persons, relative to the Consideration to be received by the holders of the shares of AGA common stock or with respect to the fairness of any such compensation, including whether any such payments were reasonably in the context of the Merger.

  Information About Piper Jaffray

        As a part of its investment banking business, Piper Jaffray is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The board of directors selected Piper Jaffray to be its financial advisor and render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of such experience and its familiarity with AGA.

        Piper Jaffray acted as a financial advisor to AGA in connection with the Offer and the Merger and will receive an estimated fee of approximately $10.7 million from AGA, which is contingent upon the consummation of the Offer and the Merger. Piper Jaffray also received a fee of $1.0 million for providing its fairness opinion. The opinion fee was not contingent upon the consummation of the Offer and the Merger or the conclusions reached in Piper Jaffray's opinion. The Company has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. Piper Jaffray previously provided advisory services to one of the founders of AGA (who is no longer with AGA) for which it received compensation directly from such founder. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of AGA and St. Jude Medical for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to AGA or St. Jude Medical or entities that are affiliated with AGA or St. Jude Medical, for which Piper Jaffray would expect to receive compensation.

        Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray's research Department and Personnel. As a result, Piper Jaffray's research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to AGA and the Merger and other participants in the Merger (including St. Jude Medical) that differ from the opinions of Piper Jaffray's investment banking personnel.

AGA FINANCIAL PROJECTIONS

        AGA does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, as described under the heading "Opinion of Piper Jaffray & Co." in this prospectus/offer to exchange, AGA provided to Piper Jaffray for use in connection with the rendering of its fairness opinion to the AGA board of directors and performing its related financial analysis, AGA's management's internal non-public six-year financial forecasts regarding its anticipated future operations (the "Projections"). AGA provided Piper Jaffray with a preliminary version of the Projections that was refined prior to the issuance of Piper Jaffray's fairness opinion, including to update the 2010 projections with actual financial results for the quarter ended September 30, 2010, but there was only one set of Projections prepared by AGA and relied upon by Piper Jaffray. AGA's management also provided the Projections to its board of directors and to St. Jude Medical in connection with its due diligence review. St. Jude Medical did not rely on these projections in any material respect in its analysis of the transaction.

        The Projections were prepared by, and are the responsibility of, AGA's management. The Projections were not prepared with a view toward public disclosure, and, accordingly, they do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Ernst & Young LLP, AGA's independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. AGA has included below a summary of the Projections to give its stockholders access to certain non-public information because such information was considered by Piper Jaffray for purposes of rendering its opinion and was also provided to the AGA board of directors and St. Jude Medical. The summary of the Projections below is not being included in this prospectus/offer to exchange to influence an AGA stockholder's decision whether to tender Shares in the Offer.

        The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of AGA's management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond AGA's control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, failure to implement AGA's business strategy; failure to capitalize on AGA's expected market opportunities; lack of regulatory approval and market acceptance of AGA's new products, product enhancements or new applications for existing products; regulatory developments in key markets for the company's AMPLATZER occlusion devices; failure to complete AGA's clinical trials or failure to achieve the desired results in the clinical trials; inability to successfully commercialize AGA's existing and future research and development programs; failure to protect the company's intellectual property, in particular a failure to prevail on appeal in AGA's Occlutech litigation; decreased demand for AGA's products; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions; changes in currency exchange rates and interest rates; and other risks and uncertainties described in AGA's annual report on Form 10-K for the year ended December 31, 2009, subsequent quarterly reports on Form 10-Q, and current reports on Form 8-K. In addition, the Projections may be affected by AGA's ability to achieve strategic goals, objectives and targets over the applicable period. This information constitutes "forward-looking statements" and actual results may differ materially and adversely from them. See the section entitled "Forward-Looking Statements" on page 1.

        Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this prospectus/offer to exchange should not be regarded as an indication that AGA or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither AGA nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. AGA does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither AGA nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any AGA stockholder or other person regarding the ultimate performance of AGA compared to the information contained in the Projections or that the Projections will be achieved. AGA has made no representation to St. Jude Medical or Asteroid, in the Merger Agreement or otherwise, concerning the Projections. St. Jude Medical has stated publicly that it expects St. Jude Medical or Asteroid to grow its revenue in the low double-digits for 2011, not including the benefits of any possible future product approvals or successful clinical trial outcomes.

        In light of the foregoing factors and the uncertainties inherent in the Projections, AGA's stockholders are cautioned not to place undue, if any, reliance on the Projections.

        The following is a summary of the Projections:

Projected Financial Information
(dollar amounts are in millions; all amounts are approximate)

	Year ending December 31,
	2010	2011	2012	2013	2014	2015
Revenue	$214	$252	$303	$392	$530	$716
EBITDA(1)	$54	$72	$100	$147	$227	$334
EBIT(2)	$21	$39	$70	$119	$201	$309
Depreciation and Amortization	$25	$27	$24	$21	$18	$16
Stock Based Compensation	$6	$6	$7	$7	$8	$9
Capital Expenditures	$4	$6	$8	$8	$10	$10
Change in Net Working Capital(3)	$24	$7	$15	$18	$29	$38

(1)
Defined as net income before interest income, interest expense, provision for income tax, depreciation, amortization and expenses associated with stock based compensation. 2010 EBITDA excludes a one-time $31.9 million litigation settlement expense.

(2)
Defined as net income before interest income, interest expense and provision for income tax. 2010 EBIT excludes a one-time $31.9 million litigation settlement expense.

(3)
Defined as changes in assets and liabilities, excluding reserves for legal matters and other long-term liabilities.

 COMPARISON OF ST. JUDE MEDICAL SHAREHOLDER RIGHTS AND
AGA STOCKHOLDER RIGHTS

        The rights of St. Jude Medical shareholders and AGA stockholders are generally governed by the laws of each company's respective state of incorporation as well as each company's respective articles or certificate of incorporation and bylaws. Upon completion of the Merger, stockholders of AGA who receive stock consideration will become shareholders of St. Jude Medical, and the St. Jude Medical articles of incorporation and bylaws will govern the rights of such former AGA stockholders. No changes to the St. Jude Medical articles of incorporation or bylaws will be adopted in connection with the Merger.

        The following is only a summary comparison of the material rights of St. Jude Medical shareholders and AGA stockholders arising from the governing organizational instruments of each company and the governing law applicable to each company. The following summary is not intended to be a complete discussion of the respective articles or certificate of incorporation and bylaws of St. Jude Medical and AGA or the corporation statutes of Minnesota and Delaware. St. Jude Medical encourages you to read carefully the articles or certificate of incorporation and bylaws of St. Jude Medical and AGA. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. For information on how to obtain these documents, see the section entitled "Where You Can Find Additional Information." You are encouraged to obtain and read these documents along with this entire prospectus/offer to exchange, as this summary may not contain all of the information important to you.

        If your shares or stock are held by a broker or other financial intermediary in street name rather than directly by you as a person whose name is entered on the share register or stock ledger of either St. Jude Medical and AGA respectively, you must rely on procedures established by that broker or financial intermediary in order to assert your rights as a shareholder or stockholder against either St. Jude Medical or AGA, as applicable.

Corporate Governance

        St. Jude Medical.    The rights of St. Jude Medical shareholders are governed by the laws of the State of Minnesota, St. Jude Medical's amended articles of incorporation, and St. Jude Medical's bylaws. The articles of incorporation and the bylaws of St. Jude Medical after the Merger will be identical in all respects to those of St. Jude Medical prior to the Merger.

        AGA.    The rights of AGA stockholders are governed by the laws of the State of Delaware, AGA's amended and restated certificate of incorporation and AGA's amended and restated bylaws.

Authorized Capital Stock

        St. Jude Medical.    525,000,000 shares, of which 500,000,000 are shares of common stock, par value $0.10 per share, and 25,000,000 are shares of preferred stock, par value $1.00 per share. The board of directors of St. Jude Medical is expressly authorized to establish the number of shares to be included in each series of preferred stock, if any, and to fix the designation and relative powers, preferences and rights relating to the shares of each such series. St. Jude Medical's common stock is listed on the NYSE.

        AGA.    500,000,000 shares, of which 400,000,000 are shares of common stock, par value $0.01 per share, and 100,000,000 are shares of preferred stock, par value $0.01 per share. The board of directors of AGA is authorized to provide for series of preferred stock out of the unissued shares of preferred stock, to fix the number of shares constituting such series and the designation of such series, and to determine with respect to each such series the powers, preferences and relative, participating, optional or other special rights, if any. AGA's common stock is listed on the NASDAQ Global Select Market.

Annual Meetings of Shareholders and Stockholders

        St. Jude Medical.    Annual meetings of St. Jude Medical shareholders are held each calendar year at a time and place designated by the board of directors; provided, however, that the interval between two consecutive annual meetings may not be more than 14 months nor less than 10 months. Written notice stating the time and place of the annual meeting will be mailed to each shareholder of record at least 10 days before the date of the meeting.

        AGA.    Annual meetings of AGA stockholders are held at such time and place designated by the board of directors. Notice of the date, time and place (if any) shall be given to each stockholder of record entitled to vote at the meeting not more than 60 days nor less than 10 days before the date of the meeting.

Special Meetings of Shareholders and Stockholders

        St. Jude Medical.    Special meetings of St. Jude Medical shareholders may be called by the chief executive officer, the chief financial officer, two or more directors, or a shareholder or shareholders holding 10% or more of the voting power of all shares entitled to vote. Written notice stating the time, place and purpose of the special meeting will be mailed to each shareholder of record at least 10 days before the date of the meeting.

        AGA.    Notice of the date, time, place (if any) and purpose or purposes of the meeting shall be given to each stockholder of record entitled to vote at the meeting not more than 60 days nor less than 10 days before the date of the meeting.

Quorum Requirements

        St. Jude Medical.    The presence in person or by proxy of the holders of a majority of the shares of St. Jude Medical common stock entitled to vote at any shareholders' meeting constitutes a quorum for the transaction of business.

        AGA.    The presence in person or by proxy of the holders of a majority in voting power of the stock issued and outstanding and entitled to vote shall constitute a quorum for the transaction of business, except as otherwise provided by statute.

Shareholder and Stockholder Action by Written Consent

        St. Jude Medical.    The articles of incorporation and bylaws of St. Jude Medical do not address whether, how and under what circumstances shareholders may act by written consent. As a result, under Minnesota law, any action required or permitted to be taken at any annual or special meeting of shareholders may be taken by written action only if such written action is signed by all shareholders entitled to vote on that action.

        AGA.    Any action required or permitted to be taken at any annual or special meeting of stockholders may not be taken by written consent of the stockholders.

Amending the Articles or Certificate of Incorporation and Bylaws

        St. Jude Medical.    Except as set forth below, any provisions contained in the articles of incorporation of St. Jude Medical may be amended solely by the affirmative vote of the holders of a majority of the stock entitled to vote. Notwithstanding any other provision of the articles of incorporation of St. Jude Medical or of law which might otherwise permit a lesser vote or no vote, the affirmative vote of at least 80% of the votes entitled to be cast by holders of all then outstanding shares entitled to vote generally in the election of directors, voting as a single class, will be required to alter, amend, or repeal Article IX (Management and Additional Powers) or Article XIII (Fair Price Provisions) of the articles of incorporation of St. Jude Medical.

        The board of directors may alter or amend the bylaws of St. Jude Medical and may make or adopt additional bylaws subject to the power of the shareholders to change or repeal the bylaws, except that the board of directors may not adopt, amend, or repeal any bylaw fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications or terms of office. The shareholders may alter or amend the bylaws of St. Jude Medical and may make or adopt additional bylaws by a majority vote at any annual meeting of the shareholders or at any special meeting called for that purpose.

        AGA.    AGA reserves the right at any time to amend, alter, change or repeal any provision in the amended and restated certificate of incorporation. The board of directors may make, amend, alter, change, add to or repeal the bylaws of AGA without the assent or vote of the stockholders. The stockholders may alter, amend or repeal the bylaws with the affirmative vote of the holders of at least 75% of the voting power of the then outstanding shares of stock of AGA entitled to vote generally in the election of directors, voting together as a single class.

Number and Election of Directors

        St. Jude Medical.    The number of directors of St. Jude Medical will be fixed solely by resolution of the board of directors, acting by a majority of directors then in office, but may not be less than three directors. A majority of the board of directors must be comprised of independent directors. The board of directors is classified into 3 classes, with the term of office of one class expiring each year. At each annual meeting of shareholders, the successors to the classes of directors whose terms then expire are elected to serve three year terms and until their respective successors are elected and qualified. No decrease in the number of directors may have the effect of shortening the term of any incumbent director.

        AGA.    The number of directors of AGA will be fixed by resolution of the board of directors. The number of directors constituting the entire board shall be not less than 3 or more than 15, but the holders of any series of preferred stock may elect additional directors outside these requirements. The board of directors is classified into 3 classes, with the term of office of one class expiring each year. At each annual meeting of stockholders, the successors to the classes of directors whose terms then expire are elected to serve three year terms and until their respective successors are elected and qualified. No decrease in the number of directors may have the effect of shortening the term of any incumbent director.

Notice Requirements for Shareholder and Stockholder Nomination of Directors and Other Proposals

        St. Jude Medical.    Nominations for the election of directors may be made by the board of directors, by a committee to be appointed by the board of directors, or by any shareholder entitled to vote generally in the election of directors. For shareholder nominations, a shareholder must deliver written notice to the secretary of St. Jude Medical not less than 50 nor more than 75 days before the date of the meeting; provided, however, that if there is less than 60 days' notice or prior public disclosure of the date of the meeting, written notice of the shareholder must be delivered not later than the close of business on the 10th day following the earlier of such notice or disclosure to be timely. The written notice to the secretary of St. Jude Medical must set forth (i) the name and address of record of the shareholder who intends to make the nomination; (ii) a representation that the shareholder is a holder of record of shares of St. Jude Medical entitled to vote at such meeting and intends to appear in person or by proxy to nominate the person(s) specified in the notice; (iii) the name, age, business and residence addresses, and principal occupation and employment of each nominee; (iv) a description of all arrangements or understandings between the shareholder and each nominee and any other person(s) (naming such person(s)) pursuant to which the nomination(s) are to be made by the shareholder; (v) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed with the SEC; and (vi) the consent of each nominee to serve as a director of St. Jude Medical.

        AGA.    Nominations for the election of directors and the proposal of business may be made at an annual meeting of stockholders only pursuant to AGA's notice of meeting, at the direction of the board or a committee of the board, or by any stockholder who is entitled to vote on the election or business. A stockholder's written notice must be delivered to the secretary of AGA not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting, provided, however, that if the date of the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, notice by the stockholder must be delivered not earlier than the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made. The written notice to the secretary of AGA must set forth (i) the name and address of the stockholder who intends to make the nomination or propose business; (ii) the class and number of shares of record; (iii) whether and the extent to which any hedging or other transaction or series of transaction has been entered into, or any other agreement or arrangement made to mitigate loss to or manage risk of stock price changes for, or to increase the voting power of the stockholder; (iv) a representation that the stockholder is a stockholder of record and intends to appear in person or by proxy to propose business or a nomination; (v) a description of all arrangements or understandings between the stockholder and each nominee and any other person(s) (naming such person(s)) pursuant to which the nomination(s) are to be made by the stockholder; and (vi) a representation whether the stockholder is part of a group which intends to deliver a proxy statement of at least the percentage of AGA's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or to solicit proxies from stockholders in support of such proposal or nomination.

Board Vacancy

        St. Jude Medical.    Vacancies and newly-created directorships will be filled by election of the board of directors. Any director so elected will serve the remainder of the term of the director being replaced or, in the case of an additional director, for the remainder of the term of the class to which the director has been assigned, and until such director's successor has been elected and qualified. Any newly-created directorships will be assigned among the classes by a majority of the directors then in office, even though less than a quorum, to make all classes as nearly equal in number as possible. For vacancies and newly-created directorships, the board of directors will give notice to the shareholders of St. Jude Medical of any increase in the number of directors and of any pertinent information regarding any director so elected by the board to fill a vacancy.

        AGA.    Vacancies and newly-created directorships will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum. Any director so chosen will hold office until the next annual meeting of stockholders and until his successor shall be elected and qualified.

Removal of Directors

        St. Jude Medical.    Any director may be removed from office at any time, but only for cause and only by the affirmative vote of at least 80% of the votes entitled to be cast by the holders of all then outstanding shares entitled to vote generally in the election of directors, voting as a single class.

        AGA.    Except as provided by law, directors may be removed only for cause and only by the affirmative vote of 75% of the voting power of the outstanding shares of AGA entitled to vote generally in the election of directors, voting as a single class.

Indemnification and Liability of Directors and Officers

        St. Jude Medical.    The articles of incorporation of St. Jude Medical provide that no director shall be personally liable to St. Jude Medical or its shareholders for damages except for liability arising from (1) any breach of the director's duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violating of the law, (3) any illegal distribution or sale of securities, or (4) any transaction from which the director derived any improper personal benefit.

        The bylaws of St. Jude Medical provide that St. Jude Medical shall indemnify each director, officer, employee or agent of St. Jude Medical made or threatened to be made a party to a proceeding by reason of previous or current official capacity with St. Jude Medical against liabilities and reasonable expenses incurred by the person in connection with the proceeding if such person (1) has not been indemnified by another organization or employee benefit plan for the same liabilities and expenses; (2) acted in good faith; (3) received no improper personal benefit and satisfied the procedures for transactions involving conflicts of interest, if applicable; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in or not opposed to the best interests of the corporation.

        AGA.    The amended and restated certificate of incorporation of AGA provide that to the extent permitted by Delaware law, no director will have any personal liability to AGA or its stockholders for monetary damages for any breach of fiduciary duty as a director.

        The bylaws of AGA provide that, to the fullest extent permitted by law, AGA shall indemnify any person who was or is made or threatened to be made a party to any proceeding by reason of the fact that such person is or was a director or officer of AGA, or while a director or officer of AGA, is or was serving at the request of AGA as a director, officer, partner, trustee, employee or agent of another corporate entity, nonprofit entity or other enterprise, against all loss and liability suffered and reasonable expenses incurred by the person in connection with the proceeding. If a director or officer commences an action, suit or proceeding, AGA will only be required to indemnify the person if the action, suit or proceeding was authorized in the specific case by the board of directors.

Business Combinations

        St. Jude Medical.    The affirmative vote of not less than 75% of the votes entitled to be cast by the holders of all then-outstanding shares entitled to vote generally in the election of directors, voting as a single class, is required for any merger, consolidation or statutory exchange of shares of the corporation, excluding the merger of a wholly-owned subsidiary of the corporation into the corporation or the merger of two or more wholly-owned subsidiaries of the corporation.

        AGA.    Under Section 203 of the DGCL, the approval of a merger, consolidation, or a sale of all or substantially all of a corporation's assets requires the affirmative vote of holders of a majority of the voting power of the outstanding stock entitled to vote on the matter. AGA elected not to be governed by Section 203 of the DGCL.

Shareholder and Stockholder Inspection Rights

        St. Jude Medical.    Minnesota law permits any shareholder, beneficial owner of shares, or holder of voting trust certificate of a publicly held corporation to examine and copy a corporation's share register and other corporate records reasonably related to the person's stated purpose upon demonstrating the stated purpose to be a proper purpose related to the person's interest as a shareholder, beneficial owner, or holder of a voting trust certificate.

        AGA.    Upon compliance with certain requirements, Delaware law permits any stockholder to inspect a corporation's stock ledger, stockholder lists, and other books and records for a purpose reasonably related to the person's interest as a stockholder.

Dissenter/Appraisal Rights

        St. Jude Medical.    Minnesota law, in general, affords dissenters' rights upon certain amendments to the articles that materially and adversely affect the rights or preferences of the shares of the dissenting stockholder, upon the sale of all or substantially all corporate assets, upon merger or exchange by a corporation, regardless of whether the shares of the corporation are listed on a national securities exchange or widely held and upon other corporate actions specified in the articles, bylaws or resolution to trigger dissenters' rights.

        AGA.    Under the DGCL, stockholders have appraisal rights in connection with mergers and consolidations, provided the stockholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply for shares of any class or series of stock, which stock or depository receipt in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, if:

  •
  the shares are listed on a national securities exchange; or

  •
  the shares are held of record by more than 2,000 stockholders;

        further no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation.

        Notwithstanding the above, appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger or consolidation to accept for their stock anything except:

  •
  shares of stock of the corporation surviving or resulting from the merger or consolidation;

  •
  shares of stock of any other corporation which, at the effective date of the merger or consolidation, will be listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers or held of record by more than 2,000 stockholders;

  •
  cash in lieu of fractional shares of the corporations described in either of the above; or

  •
  any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above.

        A Delaware corporation may provide in its certificate of incorporation that appraisal rights shall be available for the shares of any class or series of its stock as the result of an amendment to its certificate of incorporation, any merger or consolidation to which the corporation is a party, or the sale of all or substantially all of the assets of the corporation.

        However, dissenters' rights generally are not available to holders of shares that are listed on a national securities exchange, unless the transaction is a business combination involving a significant stockholder or the corporation's articles of incorporation provide otherwise.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a discussion of the material U.S. federal income tax consequences of the Offer, Merger and second merger to AGA stockholders. This discussion is based on the Internal Revenue Code (the "Code"), the related Treasury regulations, administrative interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the Offer, Merger and second merger. This discussion applies only to AGA stockholders that hold their shares of AGA common stock, and will hold any shares of St. Jude Medical common stock received in exchange for their shares of AGA common stock, as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all federal income tax consequences of the Offer, Merger and second merger that may be relevant to particular holders, including holders that are subject to special tax rules. Some examples of holders that are subject to special tax rules are: dealers in securities; financial institutions; insurance companies; tax-exempt organizations; holders of shares of AGA stock as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction; holders who have a "functional currency" other than the U.S. dollar; holders who are foreign persons; holders who own their shares indirectly through partnerships, trusts or other entities that may be subject to special treatment; and holders who acquired their shares of AGA common stock through stock option or stock purchase programs or otherwise as compensation.

        In addition, this discussion does not address any consequences arising under the laws of any state, local or foreign jurisdiction. AGA STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER, THE MERGER AND THE SECOND MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

Treatment of the Offer and the Mergers as a Reorganization

        It is expected that Gibson, Dunn & Crutcher, LLP, counsel to St. Jude Medical, and Fredrikson & Byron, P.A., counsel to AGA, will render an opinion to St. Jude Medical and AGA, respectively, prior to the closing of the second merger that the Offer, the Merger and the second merger, taken together, will be treated as a single integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Code. These opinions of counsel will be given in reliance on customary representations and assumptions as to certain factual matters, including the following: (i) the Offer, the Merger, and the second merger will take place in accordance with all of the terms and conditions of the Offer, the Merger and the second merger as described in this prospectus/offer to exchange without the waiver or modification of any material terms or conditions, (ii) none of St. Jude Medical, AGA, or any related party acquires or redeems, in connection with the Offer or the Mergers, shares of St. Jude Medical common stock issued to AGA stockholders pursuant to the Offer, the Merger, and the second merger (other than pursuant to an open market stock repurchase program), (iii) after the Offer, the Merger, and the second merger, the entity surviving the second merger will continue AGA's historic business or will use a significant portion of AGA's historic business assets in a business within the meaning of applicable tax regulations, (iv) the description of AGA's business operations set forth in its SEC filings is accurate in all material respects and there will be no material changes in such operations prior to the closing of the Merger and (v) the price of St. Jude Medical common stock is sufficiently high on the applicable valuation date, as determined for federal income tax purposes, that the value of the Stock Consideration is at least 40% of the aggregate value of the Stock Consideration and Non-Stock Consideration. (Non-Stock Consideration consists almost entirely of cash consideration but may also include the value of certain additional amounts that are deemed to be transferred for federal income tax purposes).

        St. Jude Medical and AGA do not intend to obtain a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the Offer, the Merger, and the second merger.

Opinions of counsel will not bind the courts or the Internal Revenue Service, nor will they preclude the Internal Revenue Service from adopting a position contrary to those expressed in the opinions. No assurance can be given that contrary positions will not successfully be asserted by the Internal Revenue Service or adopted by a court if the issues are litigated. In addition, the opinion of counsel is being delivered prior to the consummation of the second merger and therefore is prospective and dependent on future events. No assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, or future factual developments, would not adversely affect the accuracy of the conclusion stated herein. The following are the material federal income tax consequences to AGA stockholders who, consistent with the opinions of counsel referred to above, receive their shares of St. Jude Medical common stock and/or cash pursuant to a transaction constituting a reorganization within the meaning of Section 368(a) of the Code.

        The U.S. federal income tax consequences of the Offer, the Merger, and the second merger to each AGA stockholder will vary depending on whether the AGA stockholder receives cash, St. Jude Medical common stock, or a combination of cash and St. Jude Medical common stock in exchange for the stockholder's shares of AGA common stock. At the time that an AGA stockholder makes an election to receive cash or stock, the stockholder will not know if, and to what extent, the proration provisions of the Merger Agreement will alter the mix of consideration to be received. As a result, the tax consequences to each AGA stockholder will not be ascertainable with certainty until the stockholder knows the amount of cash and/or stock that will be received as a result of the transactions.

Consequences to AGA Stockholders

Holders who Exchange AGA Shares Solely for Cash

        Holders of AGA shares who exchange all of their AGA shares solely for cash in the Offer and the Merger will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis for the AGA shares exchanged. The amount and character of gain or loss will be computed separately for each block of AGA shares that was purchased by the holder in the same transaction. Any recognized gain or loss will be capital gain or loss and any such capital gain or loss will be long term if, as of the date of sale or exchange, such stockholder has held the AGA shares for more than one year or will be short term if, as of such date, such stockholder has held the AGA shares for one year or less.

Holders who Exchange AGA Shares Solely for St. Jude Medical Common Stock

        Holders of AGA shares who exchange all of their AGA shares solely for shares of St. Jude Medical common stock in the Offer and the Merger will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, they receive upon the sale of a fractional share of St. Jude Medical common stock. Each holder's aggregate tax basis in the St. Jude Medical common stock received in the Offer or the Merger will be the same as his or her aggregate tax basis in the AGA shares surrendered in the transaction. Such basis will be reduced by the basis attributable to any fractional share of St. Jude Medical common stock sold pursuant to the Merger Agreement. The holding period of the St. Jude Medical common stock received in the Offer or the Merger by a holder of AGA shares will include the holding period of the AGA shares that he or she surrendered. If an AGA stockholder has differing tax bases and/or holding periods in respect of the stockholder's AGA shares, the stockholder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of St. Jude Medical common stock that the stockholder receives.

Holders Who Exchange AGA Shares for St. Jude Medical Common Stock and Cash

        AGA stockholders who exchange AGA shares for a combination of St. Jude Medical common stock and cash pursuant to the Offer and the Merger will recognize gain, but not loss, in the exchange. The gain, if any, recognized will equal the lesser of (a) the amount of cash received in the transaction and (b) the amount of gain realized in the transaction. The amount of gain that is realized in the exchange will equal the excess of (i) the sum of the cash plus the fair market value of the St. Jude Medical common stock, including any fractional share of St. Jude Medical common stock, received in the exchange over (ii) the tax basis of the AGA shares surrendered in the transaction. For this purpose, an AGA stockholder must calculate gain or loss separately for each identifiable block of AGA shares that such stockholder surrenders pursuant to the transaction, and an AGA stockholder cannot offset a loss realized on one block of such shares against a gain recognized on another block of such shares. Any gain recognized generally will be treated as capital gain, except that the stockholder's gain could be treated as a dividend if the receipt of the cash has the effect of the distribution of a dividend for U.S. federal income tax purposes (under Sections 302 and 356 of the Code). The aggregate tax basis in the St. Jude Medical common stock received pursuant to the Offer or the Merger (including the basis in any fractional share sold for cash) will be equal to the aggregate tax basis in the AGA shares surrendered in the transactions, decreased by the amount of cash received and increased by the amount of gain, if any, recognized or any amount treated as dividend income. The holding period of the St. Jude Medical common stock received in the Offer or the Merger by a holder of AGA shares will include the holding period of the AGA shares surrendered in exchange therefor. Cash received and gain realized in connection with the sale of a fractional share of St. Jude Medical common stock are not taken into account in making the computations of gain realized or recognized and basis in the shares received. Rather, such cash and gain are treated as described below. If an AGA stockholder has differing tax bases and/or holding periods in respect of the stockholder's AGA shares, the stockholder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of St. Jude Medical common stock that the stockholder receives.

The Receipt of Cash Upon the Sale of a Fractional Share

        A holder of AGA shares who receives cash upon the sale of a fractional share of St. Jude Medical common stock will generally recognize gain or loss equal to the difference between the amount of cash received and his or her tax basis in the St. Jude Medical common stock that is allocable to the fractional share. That gain or loss generally will constitute capital gain or loss.

Consequences to AGA Stockholders if the Offer, the Merger and the Second Merger are Not Treated as a Reorganization

        One of the requirements for a reorganization within the meaning of Section 368(a) of the Code is that a certain percentage of the consideration, measured by value, paid in the reorganization must be paid in stock of the acquiring company. There is no controlling authority on what this minimum percentage is, although applicable treasury regulations set forth what appears to be a 40% safe harbor. In order for this minimum threshold to be met, it is necessary for the value of the St. Jude Medical common stock to constitute at least 40% of the aggregate consideration paid in the Offer and the Merger on the applicable valuation date. Aggregate consideration for these purposes generally equals the sum of the Cash Consideration and the Stock Consideration. It is not clear exactly when the percentage of stock consideration is measured in the case of a transaction such as the Offer and the Mergers, and it is expected that counsel for St. Jude Medical and AGA will use the lowest value of the St. Jude Medical common stock on the date of the Offer or the second merger for this purpose. The proration mechanism in the Merger Agreement relating to this "continuity of interest" requirement would increase the percentage of Stock Consideration in order to meet this requirement. Despite this mechanism, however, there are circumstances where the St. Jude Medical common stock may not constitute at least 40% of the aggregate consideration. If the value of the Stock Consideration on the applicable valuation date is not at least 40% of the aggregate consideration, Gibson, Dunn & Crutcher, LLP and Fredrikson & Byron, P.A. will not render the opinions on the status of the Offer, the Merger and the second merger as a reorganization, the second merger will not occur, and the transaction would be treated as a taxable sale of stock for U.S. federal income tax purposes. If that occurs, or if the Offer, the Merger and the second merger, taken together, otherwise are not treated as a reorganization within the meaning of Section 368(a) of the Code, the AGA stockholders will be required to recognize gain or loss based on the value of both Cash Consideration and Stock Consideration received in the Offer and Merger in excess of the shareholder's basis in the shares of AGA surrendered, and depending on a particular stockholder's stock or cash elections and the operation of the proration mechanisms, the related tax liability may exceed the cash received in the transaction.

Consequences to St. Jude Medical and AGA

        Neither St. Jude Medical nor AGA is expected to recognize gain or loss as a result of the Offer, Merger and second merger.

Information Reporting and Backup Withholding

        Certain U.S. holders may be subject to information reporting with respect to the consideration received in exchange for AGA shares, including cash received upon the sale of a fractional share of St. Jude Medical common stock. If the Offer, the Merger and the second merger are, taken together, treated as a reorganization within the meaning of Section 368(a) of the Code, then backup withholding generally would apply only to the cash consideration received. Otherwise, backup withholding could apply to both the cash and the St. Jude Medical common stock received. U.S. holders who are subject to information reporting and who do not provide appropriate information when requested may also be subject to backup withholding. Any amount withheld under such rules is not an additional tax and may be refunded or credited against such U.S. holders' federal income tax liability, provided that the required information is properly furnished in a timely manner to the Internal Revenue Service.

 LEGAL MATTERS

        The validity of the St. Jude Medical common stock offered by this prospectus/offer to exchange will be passed upon for St. Jude Medical by Gibson, Dunn & Crutcher LLP, counsel to St. Jude Medical. Additionally, Gibson, Dunn & Crutcher LLP will pass upon certain material U.S. federal income tax consequences.

        Gibson, Dunn & Crutcher LLP, counsel to St. Jude Medical, and Fredrikson and Byron, P.A., counsel to AGA, are expected each to render an opinion to St. Jude Medical and AGA, respectively, prior to the closing of the second merger that the Offer, the Merger and the second merger, taken together, will be treated as a single integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Code.

 EXPERTS

        The consolidated financial statements of St. Jude Medical, Inc. incorporated by reference in St. Jude Medical's Annual Report (Form 10-K) for the year ended January 2, 2010 (including the schedule appearing therein), and the effectiveness of St. Jude Medical's internal control over financial reporting as of January 2, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and St. Jude Medical, Inc.'s management's assessment of the effectiveness of internal control over financial reporting as of January 2, 2010, are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of AGA Medical Holdings, Inc. at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
AGA Medical Holdings, Inc.

        We have audited the accompanying consolidated balance sheets of AGA Medical Holdings, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AGA Medical Holdings, Inc. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.

/s/ Ernst & Young LLP

March 4, 2010
Minneapolis, Minnesota

AGA Medical Holdings, Inc.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$24,470	$22,867
Accounts receivable, less allowance for doubtful accounts of $481 and $933 and discounts of $395 and none at December 31, 2009, and 2008, respectively	48,730	26,851
Inventory	12,408	10,680
Prepaid expenses	1,408	1,019
Income tax receivable	2,762	—
Other tax receivable	799	—
Deferred tax assets, net	8,339	8,282

Total current assets	98,916	69,699
Property and equipment, net	38,669	35,103
Goodwill	85,381	63,009
Intangible assets, net	111,655	95,128
Other assets, net	3,683	7,735
Deferred financing costs, net	2,276	1,654

Total assets	$340,580	$272,328

Liabilities and stockholders' (deficit) equity
Current liabilities:
Reserve for customer returns	$9,335	$8,025
Trade accounts payable	8,643	9,693
Accrued royalties	2,299	1,933
Accrued interest	1,462	3,132
Accrued wages	10,549	7,373
Short-term obligations to former distributors, less discount	7,880	1,500
Accrued expenses	5,391	6,642
Income taxes payable	2,913	855

Total current liabilities	48,472	39,153
Long-term debt, less current portion	196,963	206,883
Senior subordinated note payable, less discount of $1,383 and $3,441 at December 31, 2009, and 2008, respectively	13,617	46,559
Long-term obligations to former distributors, less discount	9,382	—
Deferred tax liabilities	32,984	28,432
Accrued income taxes	2,705	3,188
Series A preferred stock, $0.001 par value:
Authorized shares—149
Issued and outstanding shares—none at December 31, 2009 and 129 at December 31, 2008	—	166,044
Series B preferred stock, $0.001 par value:
Authorized shares—2
Issued and outstanding shares—none at December 31, 2009 and 2008	—	—
Class A common stock, $0.01 par value:
Authorized shares—20,000
Issued and outstanding shares—none at December 31, 2009 and 6,600 at December 31, 2008	—	8,527
Stockholders' (deficit) equity:
Common stock, $0.01 par value:
Authorized shares—400,000
Issued and outstanding shares—50,094 at December 31, 2009 and 20,559 at December 31, 2008	501	206
Class B common stock, $0.01 par value:
Authorized shares—35,000
Issued and outstanding shares—none at December 31, 2009 and 37 at December 31, 2008	—	—
Additional paid-in capital	273,309	—
Excess purchase price over Predecessor basis	(63,500)	(63,500)
Accumulated other comprehensive income	(489)	(1,646)
Accumulated deficit	(173,364)	(161,518)

Total stockholders' (deficit) equity	36,457	(226,458)

Total liabilities and stockholders' (deficit) equity	$340,580	$272,328

The accompanying notes are an integral part of these consolidated financial statements.

AGA Medical Holdings, Inc.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Year Ended December 31,
	2009	2008	2007
Net sales	$198,710	$166,896	$147,255
Cost of goods sold	31,240	26,635	22,819

Gross profit	167,470	140,261	124,436
Operating expenses:
Selling, general, and administrative	98,908	65,669	50,190
Research and development	35,197	32,760	26,556
Amortization of intangible assets	20,115	15,540	15,233
FCPA settlement	—	—	2,000
Change in purchase consideration	(1,149)	—	—
Loss (gain) on disposal of property and equipment	63	68	(3)

Total operating expenses	153,134	114,037	93,976
Operating income	14,336	26,224	30,460
Investment income (loss)	(2,352)	(1,202)	(751)
Interest income	92	230	426
Interest income—related party	—	—	6
Interest expense	(17,219)	(16,492)	(21,213)
Other income, net	3,220	722	994

Income (loss) before income taxes	(1,923)	9,482	9,922
Income tax (benefit) expense	(828)	386	3,844

Net income (loss)	(1,095)	9,096	6,078
Less Series A and B preferred stock and Class A common stock dividends	(14,282)	(17,067)	(15,372)

Net loss applicable to common stockholders	$(15,377)	$(7,971)	$(9,294)

Net loss per common share—basic and diluted	$(0.57)	$(0.37)	$(0.41)

Weighted average common shares—basic and diluted	27,069	21,482	22,550

The accompanying notes are an integral part of these consolidated financial statements.

AGA Medical Holdings, Inc

Consolidated Statements of Stockholders' (Deficit) Equity

(in thousands)

			Class B Common Stock			Excess Purchase Price Over Predecessor Basis
	Common Stock						Accumulated Other Comprehensive Income (Loss)
					Additional Paid-In Capital			Accumulated Earnings (Deficit)
	Shares	Stock	Shares	Stock					Total
Balance at December 31, 2006	20,560	$206	—	$—	$—	$(63,500)	$171	$(147,445)	$(210,568)
Series A preferred stock dividends	—	—	—	—	(1,648)	—	—	(12,209)	(13,857)
Class A common stock dividends	—	—	—	—	(193)	—	—	(1,322)	(1,515)
Issuance of Class B common stock	—	—	7	1	50	—	—	—	51
Purchase of Class B common stock	—	—	(7)	(1)	(130)	—	—	—	(131)
Tax benefit related to purchase of shares	—	—	—	—	30	—	—	—	30
Compensation expense related to stock option plan	—	—	—	—	1,891	—	—	—	1,891
Other comprehensive income:
Unrealized gain on short-term investments, net of tax of $4	—	—	—	—	—	—	7		7
Translation adjustment, net of tax of $243	—	—	—	—	—	—	245	—	245
Net income for the year ended December 31, 2007	—	—	—	—	—	—	—	6,078	6,078

Total comprehensive income									6,330

Balance at December 31, 2007	20,560	206	—	—	—	(63,500)	423	(154,898)	(217,769)
Dividend paid to Series A preferred stockholders	—	—	—	—	(62)	—	—	(1,077)	(1,139)
Dividend paid to Class A common stockholders	—	—	—	—	(3)	—	—	(56)	(59)
Dividend paid to common stockholders	—	—	—	—	(71)	—	—	(1,232)	(1,303)
Series A preferred stock dividends	—	—	—	—	(2,396)	—	—	(12,699)	(15,095)
Class A common stock dividends	—	—	—	—	(123)	—	—	(652)	(775)
Issuance of Class B common stock	—	—	6	—	47	—	—	—	47
Purchase of Class B common stock	—	—	(1)	—	(27)	—	—	—	(27)
Compensation expense related to stock option plan	—	—	—	—	2,635	—	—	—	2,635
Other comprehensive income:
Translation adjustment, net of tax of $(389)	—	—	—	—	—	—	(2,069)	—	(2,069)
Net income for the year ended December 31, 2008	—	—	—	—	—	—	—	9,096	9,096

Total comprehensive income									7,027

Balance at December 31, 2008	20,560	206	5	—	—	(63,500)	(1,646)	(161,518)	(226,458)
Series A preferred stock dividends	—	—	—	—	(3,322)	—	—	(10,116)	(13,438)
Series B preferred stock dividends	—	—	—	—	(38)	—	—	(116)	(154)
Class A common stock dividends	—	—	—	—	(171)	—	—	(519)	(690)
Issuance of Common stock related to initial public offering	6,509	65	—	—	82,178	—	—	—	82,243
Issuance of Common stock related to exercise of options	68	—	—	—	490	—	—	—	490
Conversion of Series A preferred stock to Common stock	17,975	180	—	—	128,344	—	—	—	128,524
Conversion of Series B preferred stock to Common stock	96	1	—	—	1,879	—	—	—	1,880
Conversion of Class A common to Common stock	923	9	—	—	6,591	—	—	—	6,600
Conversion of Series A preferred dividends to Common stock	3,759	38	—	—	50,920	—	—	—	50,958
Conversion of Series B preferred dividends to Common stock	11	—	—	—	154	—	—	—	154
Conversion of Class A common dividends to Common stock	193	2	—	—	2,615	—	—	—	2,617
Issuance of Class B common stock	—	—	12	1	83	—	—	—	84
Purchase of Class B common stock	—	—	(17)	(1)	(332)	—	—	—	(333)
Compensation expense related to stock option plan	—	—	—	—	3,794	—	—	—	3,794
Tax benefit related to purchase of shares	—	—	—	—	124	—	—	—	124
Other comprehensive income (loss):
Translation adjustment	—	—	—	—	—	—	1,157	—	1,157
Net income (loss) for the year ended December 31, 2009	—	—	—	—	—	—	—	(1,095)	(1,095)

Total comprehensive income									62

Balance at December 31, 2009	50,094	$501	—	$—	$273,309	$(63,500)	$(489)	$(173,364)	$36,457

The accompanying notes are an integral part of these consolidated financial statements.

AGA Medical Holdings, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2009	2008	2007
Operating activities:
Net income (loss)	$(1,095)	$9,096	$6,078
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	25,262	19,429	18,662
Debt discount accretion and deferred financing cost amortization	2,619	1,312	1,291
Write-off of unamortized discount on long-term debt	2,676	—	—
Reserve for FCPA settlement	—	(2,000)	2,000
Stock-based compensation	3,794	2,635	1,891
Loss on equity investment	2,352	1,202	751
Foreign currency transaction gain/loss	—	93	—
Change in deferred taxes	(3,875)	(6,498)	(6,087)
Change in purchase accounting consideration	(1,149)	—	—
Loss (gain) on disposal of property and equipment	63	68	(3)
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(22,404)	(8,033)	1,180
Inventory	2,414	(312)	914
Prepaid expenses and other assets	1,416	(2,079)	(887)
Income tax receivable	(2,767)	—	507
Reserve for customer returns	1,213	957	87
Reserve for product recall	—	—	(1,160)
Trade accounts payable	(988)	864	(131)
Income tax payable	2,058	641	389
Accrued income taxes	(482)	(2,088)	5,275
Accrued expenses	(184)	3,505	2,162

Net cash provided by operating activities	10,923	18,792	32,919
Investing activities:
Acquisitions	(36,630)	(7,138)	(1,000)
Purchases of property and equipment	(8,761)	(7,782)	(4,942)
Purchases of short-term investments	—	—	(9,025)
Equity investment	—	(1,200)	(700)
Purchase of patent rights	—	—	(14,500)
Increase in restricted cash	(914)	(621)	(1,100)
Proceeds from sale of short-term investments	—	—	19,954

Net cash used in investing activities	(46,305)	(16,741)	(11,313)
Financing activities:
Proceeds from long-term debt	$15,000	$—	$—
Proceeds from revolving line of credit	15,080	9,920	—
Payments on revolving line of credit	(25,000)	—	—
Payments on long-term debt	(50,000)	(1,000)	(1,000)
Payment of deferred financing fees	(1,625)	(58)	—
Redemption of Class A common stock	—	—	(13,400)
Proceeds from sale of Common stock	82,243	—	—
Proceeds from exercise of stock options	574	47	50
Purchase of Class B common stock	(333)	(27)	(131)
Dividends paid	—	(2,501)	(1,696)

Net cash provided by (used in) financing activities	35,939	6,381	(16,177)
Effect of exchange rate changes on cash	1,046	581	235

Net change in cash and cash equivalents	1,603	9,013	5,664
Cash and cash equivalents at beginning of period	22,867	13,854	8,190

Cash and cash equivalents at end of period	$24,470	$22,867	$13,854

Supplemental disclosures of cash flow information:
Interest paid	$13,478	$15,363	$21,289

Taxes paid	$4,759	$8,426	$5,976

The accompanying notes are an integral part of these consolidated financial statements.

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements

1. Description of Business

        AGA Medical Holdings, Inc. (AGA or the Company), is a leading manufacturer of minimally invasive devices to treat structural heart defects and vascular diseases, which the Company markets under the AMPLATZER brand. The Company develops, manufactures, and markets a complete line of minimally invasive, transcatheter treatments to occlude, or close holes, relating to seven different types of structural heart defects, as well as, to occlude abnormal blood vessels outside of the heart. AGA products are sold in 112 countries through a combination of direct sales and the use of distributors. The Company is investing in clinical trials to confirm new indications for existing devices and the development of both line extensions to existing devices and new devices to treat new therapeutic indications. All research and development programs take advantage of AGA's core competencies in braiding fine wires using an alloy, nitinol. The Company has a portfolio of patents to protect its intellectual property rights.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

        The Company's common stock, basic and diluted net income (loss) per common share and basic and diluted weighted average shares give effect for all periods to the 7.15 for 1.00 reverse stock split of the Company's common stock which occurred immediately prior to the Company's October 21, 2009 initial public offering of stock.

Reclassification

        The cash flow statement, inventory disclosure, and property and equipment disclosure reflect the reclassification of certain prior period amounts to conform to the current year presentation.

Recently Issued Accounting Standards

        In September 2009, the Company adopted the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 105 as the single official source of authoritative, nongovernmental generally accepted accounting principles in the United States. On the effective date, all the then-existing non-SEC accounting literature and reporting standards were superseded and deemed nonauthoritative. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements; however, the ASC affected the way the Company references authoritative guidance in its consolidated financial statements.

        In 2009, the Company adopted the provisions of ASC Topic 855, Subsequent Events ("ASC 855"), which was effective for interim and annual periods after June 15, 2009 and amended on February 24, 2010. This Statement incorporates guidance into accounting literature that was previously addressed only in auditing standards. The statement refers to subsequent events that provide additional evidence about conditions that existed at the balance-sheet date as "recognized subsequent events." Subsequent events which provide evidence about conditions that arose after an issuer's most recent balance-sheet date but prior to the issuance of its most recent financial statements are referred to as "non-recognized

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

subsequent events." It also requires companies to evaluate subsequent events through the date the financial statements were issued.

        In April 2009, the FASB issued additional guidance, ASC Topic 825 (ASC 825) under which disclosures about fair value of financial instruments are required for interim reporting periods of publicly traded companies as well as in annual financial statements. The guidance requires disclosures in summarized financial information at interim reporting periods and is effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted ASC Topic 825 during the three months ended June 30, 2009. The implementation of ASC Topic 825 did not have a material impact on the Company's consolidated financial statements.

        In March 2008, the FASB issued additional guidance on derivative instruments and hedging activities disclosure in ASC Topic 815 (ASC 815). ASC Topic 815 applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items. The provisions of ASC Topic 815 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. The Company adopted ACS Topic 815 effective January 1, 2009. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

        In December 2007, the FASB issued additional guidance on business combinations contained in ASC Topic 805 (ASC 805) and additional guidance on noncontrolling interests in consolidated financial statements contained in ASC Topic 810, which are effective for fiscal years beginning after December 15, 2008. These new standards represent the completion of the FASB's first major joint project with the International Accounting Standards Board and are intended to improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests (formerly minority interests) in consolidated financial statements.

        ASC Topic 805 changes the method for applying the acquisition method in a number of significant respects, including the requirement to expense transaction fees and expected restructuring costs as incurred, rather than including these amounts in the allocated purchase price; the requirement to recognize the fair value of contingent consideration at the acquisition date, rather than the expected amount when the contingency is resolved; the requirement to recognize the fair value of acquired in-process research and development assets at the acquisition date, rather than immediately expensing; and the requirement to recognize a gain in relation to a bargain purchase price, rather than reducing the allocated basis of long-lived assets. The Company adopted these standards effective January 1, 2009. The new presentation and disclosure requirements for pre-existing non-controlling interests are retroactively applied to all prior period financial information presented. See note 12 ("Fair Value Measurements") for further discussion of the impact the adoption of ASC Topic 805 had on the Company's results of operations and financial conditions as a result of its acquisitions in the first quarter 2009.

        In September 2006, the FASB issued ASC Topic 820 (ASC 820), which defines fair value, establishes a framework for the measurement of fair value and enhances disclosure about fair value measurement. The statement does not require any new fair value measures. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

transaction between market participants at the measurement date (exit price). The provisions under ASC Topic 820 are effective for all financial assets and liabilities and for nonfinancial assets and liabilities recognized or disclosed at fair value in the Company's consolidated financial statements on a recurring basis beginning January 1, 2008 and are expected to be applied prospectively. The Company adopted the provisions of ASC Topic 820 for financial assets and liabilities that are measured at fair value for its fiscal year beginning January 1, 2008. For all other nonfinancial assets and liabilities, the Company adopted ASC Topic 820 effective beginning January 1, 2009. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

        In June 2009, the FASB issued ASC Topic 860 (ASC 860) which defines accounting standards for transfers and servicing of financial assets and extinguishments of liabilities. This standard eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures. The standard will become effective in the first quarter of 2010. The Company does not expect that the adoption of this standard will have a material impact on the Company's consolidated financial statements.

        In June 2009, the FASB issued ASC Topic 810 (ASC 810) which defines accounting standards on variable interest entities to address the elimination of the concept of a qualifying special purpose entity. This standard also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, it provides more timely and useful information about an enterprise's involvement with a variable interest entity. The standard will become effective in the first quarter of 2010. The Company does not expect that adoption of this standard will have a material impact on the Company's consolidated financial statements.

Cash Equivalents

        The Company considers all highly liquid investments with contractual maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

        The Company has receivables from a diversified customer base. The creditworthiness of customers is monitored before sales are approved. The Company records an allowance for doubtful accounts based on past history, current economic conditions, and the composition of its accounts receivable aging and, in some cases, makes allowances for specific customers based on several factors, such as the creditworthiness of those customers and payment history.

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Inventory

        Inventory is valued at the lower of cost or market with cost determined using the first-in, first-out method. Inventory consists of the following:

	December 31,
(in thousands)	2009	2008
Raw materials	$7,030	$5,468
Work-in-process	360	647
Finished goods-warehouses	5,614	5,697
Finished goods-consignment	1,306	685
Inventory reserve	(1,902)	(1,817)

	$12,408	$10,680

        The Company makes adjustments to the value of inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets and ranges from 3 to 40 years. Manufacturing equipment are depreciated over 5 years, office furniture and equipment are depreciated over 3 to 5 years, computer hardware and software are depreciated over 3 to 5 years, building costs are depreciated over 40 years, leasehold improvements are depreciated over the estimated lives of the related assets or the life of the lease, whichever is shorter, and building and land improvements are depreciated over 10 years. Assets not in service is not depreciated until the related asset is put into use. Property and equipment consist of the following:

	December 31,
(in thousands)	2009	2008
Manufacturing equipment	$5,566	$4,006
Land	5,103	5,103
Office furniture and equipment	4,762	4,040
Computer hardware and software	12,891	6,619
Building	16,123	16,123
Building improvements	1,651	597
Leasehold improvements	3,951	2,466
Land improvements	1,493	1,478
Assets not in service	1,490	4,212

	53,030	44,644
Accumulated depreciation	(14,361)	(9,541)

	$38,669	$35,103

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        Total depreciation expense of property and equipment was $5.1 million, $4.0 million, and $3.3 million for the years ended December 31, 2009, 2008 and 2007 respectively.

Goodwill and Intangible Assets

        ASC Topic 350, Intangibles—Goodwill and Other (ASC 350), requires that goodwill and other intangible assets with indefinite useful lives be evaluated for impairment on an annual basis or more frequently if certain events occur or circumstances exist. The Company completed its annual impairment tests of goodwill and indefinite lived intangible assets during the fourth quarters of 2008 and 2009 and identified no impairment associated with the carrying values of the indefinite lived intangibles or goodwill.

        The Company evaluates goodwill for impairment based on a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The measurement of possible impairment is based upon the comparison of the fair value of each reporting unit with the book value of its assets. The Company has one consolidated reporting unit. In reviewing intangible assets with indefinite useful lives for impairment, the Company compares the carrying amount of such asset to its fair value. The Company estimates the fair value using discounted cash flows expected from the use of the asset. When the estimated fair value is less than its carrying amount, an impairment loss is recognized equal to the difference between the asset's fair value and its carrying amount. In addition, intangible assets with indefinite useful lives are reviewed for impairment whenever events such as product discontinuance or other changes in circumstances indicate that the carrying amount may not be recoverable.

        The performance of the goodwill and intangible asset impairment tests are subject to significant judgment in determining the estimation of future cash flows, the estimation of discount rates, and other assumptions. Changes in these estimates and assumptions could have a significant impact on the fair value and impairment of goodwill and intangible assets.

Impairment of Long-Lived Assets

        Long-lived assets, primarily property, plant, and equipment and intangible assets with finite lives, are periodically reviewed and evaluated by the Company when events and circumstances indicate that the carrying amount of these assets may not be recoverable. For long-lived assets, this evaluation is based on the expected future undiscounted operating cash flows of the related assets. Should such evaluation result in the Company concluding that the carrying amount of long-lived assets has been impaired, an appropriate write-down to their fair value is recorded.

Revenue Recognition

        In the United States and certain countries, the Company sells its products directly to hospitals and clinics. The Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred to a third-party shipper; the sales price is fixed or determinable; and collectibility is reasonably assured. These criteria are met at the time of shipment when the risk of loss and title passes to the customer.

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        In other international markets, the Company sells its products to international distributors, which subsequently resell the products to hospitals. Sales to distributors are recognized at the time of shipment, provided that the Company has received an order, the price is fixed or determinable, collectibility of the resulting receivable is reasonably assured, and the Company can reasonably estimate returns. In cases where the Company's products are held in consignment at a customer's location, the Company recognizes net sales at the time the product is used in the procedure rather than at shipment.

        The Company allows for product returns in certain circumstances, such as damaged or faulty products, products that are past their sterility dates, and physician mis-sizing. Allowances are provided for estimated product returns at the time of sale based on historical returns experience and recorded as a reduction of revenue. During 2006, the Company amended its product return policy to no longer accept returns for product past its sterility date after March 31, 2007. As a result, the Company reduced the required reserve by $1.3 million ($0.8 million, net of tax) in 2007.

        The Company warrants that its products are free from manufacturing defects at the time of shipment. Allowances are provided for estimated warranty costs at the time of shipment. To date, warranty costs have been insignificant.

Shipping Costs

        Shipping costs are classified as cost of goods sold.

Other income, net

        Gains and losses on foreign currency transactions are included in other income, net. In 2009 the Company recorded a one time benefit of $1.9 million as a payment received as restitution for damages suffered by the Company in the shareholder dispute that was settled in 2005.

Income Taxes

        Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Research and Development

        Research and development costs are charged to expense as incurred.

Advertising

        The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2009, 2008 and 2007, were $0.7 million, $0.6 million and $0.9 million, respectively.

Accounting for Stock-Based Compensation

        At December 31, 2009, 2008, and 2007, the Company had a stock- based employee compensation plan which is more fully described in Note 11. The Company follows provisions of ASC Topic 718, Compensation—Stock Compensation, in accounting for its stock-based compensation.

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Net Income (Loss) Per Share

        Basic net income or loss per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share ("EPS") is calculated using the weighted-average common shares outstanding in each period under the two-class method. The two class method requires that the Company include in its basic EPS calculation when dilutive, the effect of the Company's convertible preferred stock as if that stock were converted into common shares. The convertible preferred shares are not included in the Company's basic EPS calculation when the effect of inclusion would be antidilutive.

        Diluted EPS assumes the conversion, exercise or issuance of all potential common stock equivalents, unless the effect of inclusion would result in the reduction of a loss or the increase in income per share. For purposes of this calculation, the Company's stock options are considered to be potential common shares and are only included in the calculation of diluted EPS when the effect is dilutive. The shares used to calculate basic and diluted EPS represent the weighted-average common shares outstanding. The Company's preferred stockholders have the right to participate with common stockholders in the dividends and unallocated income. Net losses are not allocated to the preferred stockholders. Therefore, when applicable, basic and diluted EPS are calculated using the two-class method as the Company's convertible preferred stockholders have the right to participate, or share in the undistributed earnings with common stockholders. Diluted net loss per common share is the same as basic net loss per share for the years ended December 31, 2009, 2008 and 2007, since the effect of any potentially dilutive securities was excluded as they were anti-dilutive due to the net loss attributable to common stockholders.

        The effect of the Company's participating convertible Series A and Series B preferred stock is excluded in basic EPS, under the two-class method in accordance with ASC Topic 260, Earnings Per Share because the effect is anti-dilutive as a result of the net loss attributable to common stockholders.

	Year Ended December 31,
(in thousands, except per share amounts)	2009	2008	2007
Numerator:
Net income (loss)	$(1,095)	$9,096	$6,078
Series A and Series B preferred stock and Class A common stock dividends	(14,282)	(17,067)	(15,372)

Net loss applicable to common stockholders	$(15,377)	$(7,971)	$(9,294)

Denominator:
Weighted average common shares outstanding	27,069	20,559	20,559
Weighted average effect of the assumed conversion of Class A common stock from the date of issuance	0	923	1,991

Weighted average shares of common stock outstanding—basic and diluted	27,069	21,482	22,550

Net loss per share—basic and diluted	$(0.57)	$(0.37)	$(0.41)

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Foreign Currency Translation and Transaction Gains and Losses

        The financial statements for operations outside the United States are maintained in their local currency. All assets and liabilities are translated to United States dollars at period-end exchange rates, while the statements of operations are translated at average exchange rates in effect during the year. Translation adjustments arising from the use of differing exchange rates are included in accumulated other comprehensive income in stockholders' deficit. Gains and losses on foreign currency transactions are included in other income, net.

        Sales originating in the United States denominated in a currency other than the U.S. dollar are generally fixed in terms of the amount of foreign currency that will be received or paid. A change in exchange rates between the U.S. dollar and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss and is included in determining net income for the period in which the exchange rate changes. In the first quarter of 2009, we initiated a foreign currency hedging program. The objectives of the program are to reduce earnings volatility due to movements in foreign currency markets, limit loss in foreign currency-denominated cash flows, and preserve the operating margins of our foreign subsidiaries. We generally use foreign currency forward contracts to hedge transactions related to known inter- company sales and inter-company debt. We also may hedge firm commitments. These contracts generally relate to our European operations and are denominated primarily in euros and sterling. All of our foreign exchange contracts are recognized on the balance sheet at their fair value. We do not enter into foreign exchange contracts for speculative purposes. For the year ended December 31, 2009 derivative exposures were immaterial and were not designated as hedges.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contingent Consideration

        Contingent consideration is recorded at the acquisition-date estimated fair value of the contingent milestone for all acquisitions subsequent to January 1, 2009. The fair value of the contingent milestone consideration is remeasured at the estimated fair value at each reporting period with the change in fair value included in our consolidated statements of operations.

Deferred Financing Costs

        Debt financing costs are deferred and amortized to interest expense using the effective interest method over the term of the related debt instrument. In December 2008 and January 2009, the Company arranged for debt financing resulting in $0.1 million and $1.9 million of deferred financing costs, respectively. These costs are amortized using the effective interest method over the 3.5 year term of the related debt.

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Comprehensive Income

        Other comprehensive income consists of net income, the effects of foreign currency translation, and unrealized gains (losses) on short-term investments.

Legal Proceedings

        The Company is involved in a number of legal actions involving both product liability and intellectual property disputes. The outcomes of these legal actions are not within the Company's complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, that could require significant expenditures. In accordance with ASC Topic 450, Contingencies (ASC 450) the Company records a liability in its consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is possible, but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. The Company's significant legal proceedings are discussed in Note 10 to the consolidated financial statements. While it is not possible to predict the outcome for most of the matters discussed in Note 10 to the consolidated financial statements, the Company believes it is possible that costs associated with them could have a material adverse effect on the Company's consolidated earnings, financial position or cash flows.

3. Acquisitions

        On August 18, 2006, the Company purchased the distribution rights, inventory, equipment, intangible assets and goodwill from its distributor located in the United Kingdom, which under ASC Topic 805, Business Combinations (ASC 805) constitutes an acquired business. The Company established a wholly owned subsidiary in the United Kingdom called Amplatzer Medical UK Limited. The results of Amplatzer Medical UK's operations have been included in the financial statements since the date it was established. The results of sales to the distributor were included in the financial statements prior to the purchase date. The aggregate purchase price was $8.1 million.

        The excess purchase price over the fair value of underlying assets acquired and liabilities assumed was allocated to goodwill. Goodwill was not deductible for tax purposes. The following tables

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

3. Acquisitions (Continued)

summarize the consideration paid and the estimated fair value of the assets acquired at the date of acquisition.

(in thousands)
Consideration:
Cash payment	$5,451
Accounts receivable forgiven	774
Discounted note	1,788
Liabilities incurred	104

Total consideration paid	$8,117

Purchase price allocation:
Inventory	$1,414
Intangible assets, amortizable	6,485
Property and equipment	19
Goodwill	199

Total purchase price allocation	$8,117

        The agreement called for two additional payments of $1.0 million each, which were paid 30 days after the first and second anniversaries of the agreement. The required contractual payments were recorded on a discounted basis using a discount rate of 7.7%, the Company's effective borrowing rate.

        In addition, the Company agreed to pay the former owners up to $3.5 million if certain revenue goals are achieved during the first three years of the agreement. The achievements are defined as follows:

  Year 1—$1.0 million if gross revenues of Amplatzer Medical UK exceed 4.6 million pounds sterling

  Year 2—$1.0 million if gross revenues of Amplatzer Medical UK exceed 5.0 million pounds sterling

  Year 3—$1.5 million if gross revenues of Amplatzer Medical UK exceed 5.3 million pounds sterling

        In September 2007, the Company paid the Year 1 contingent payment of $1.0 million. In September 2008, the Company paid the Year 2 contingent payment of $1.0 million. The Company did not accrue any of these contingent amounts as of December 31, 2006 or 2007. As of December 2008, the Company accrued $1.5 million related to contingent payments. In September 2009, the Company paid the Year 3 contingent payment of $1.5 million.

        The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $5.3 million and a noncompete agreement valued at $1.2 million. The fair value of the identifiable intangible assets, inventory, and property and equipment were determined by management. The excess of the purchase price over the fair value of the assets acquired was recorded as goodwill.

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

3. Acquisitions (Continued)

        On April 1, 2008, the Company purchased the distribution rights, inventory and intangible assets from its distributor located in Spain. The Company established a wholly owned subsidiary in Spain called Amplatzer Medical Espana, S.L. The results of Amplatzer Medical Spain's operations have been included in the financial statements since the date it was established. The results of sales to the distributor were included in the financial statements prior to the purchase date. The aggregate purchase price was $6.2 million.

        The following tables summarize the consideration paid and the estimated fair value of the assets acquired at the date of acquisition.

(in thousands)
Consideration:
Cash payment	$3,528
Accounts receivable forgiven	434
Settlement payable	761
Accrued payable	1,521

Total consideration	$6,244

Purchase price allocation:
Inventory	$2,328
Intangible assets, amortizable	3,916

Total purchase price allocation	$6,244

        During July 2008, the Company paid the $0.8 million settlement payable. In addition, the Company paid the former owners $1.5 million, in October 2008 and January 2009, based upon the achievement of certain revenue goals.

        The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $3.8 million and a noncompete agreement valued at $0.1 million. The fair value of the identifiable intangible assets and inventory were determined by management.

        On July 1, 2008, the Company purchased assets from its distributor located in Poland, consisting of distribution rights, inventory and intangible assets. The Company established a wholly owned subsidiary in Poland called AGA Medical Polska SP z.o.o. The results of AGA Medical Poland's operations have been included in the financial statements after the date it was established. The results of sales to the distributor were included in the financial statements prior to the purchase date. The $1.5 million aggregate purchase price included a $1.0 million payment made in July 2008 and a payment of $0.5 million to repurchase inventory. In addition, the Company paid the former distributor $0.5 million in 2009 based upon the achievement of certain revenue goals.

        The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $1.0 million. The fair value of the identifiable intangible assets and inventory were determined by management.

        Effective January 1, 2009, the Company purchased the distribution rights, inventory and intangible assets from its distributor in France. The Company established a wholly owned subsidiary in France

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

3. Acquisitions (Continued)

called Amplatzer Medical France SAS. The results of Amplatzer Medical France SAS's operations have been included in the financial statements since the date it was established. The results of sales to the distributor were included in the financial statements prior to the purchase date. The $3.5 million aggregate purchase price includes a payment on April 1, 2009 which as of the acquisition date had a net present value of $1.4 million, $0.8 million for inventory, and a contingent payment in April 2010 which as of the acquisition date had a net present value of $1.3 million payable if certain revenue goals are achieved during this period. On April 1, 2009, the Company made a payment in the amount of $1.4 million.

        The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $2.7 million. The fair value of the identifiable intangible assets and inventory were determined by management.

        On January 1, 2009, the Company purchased the distribution rights, inventory and intangible assets from its two distributors in Portugal. The Company established a wholly owned subsidiary in Portugal called Amplatzer Medical Portugal, Unipessoal LDA. The results of Amplatzer Medical Portugal, Unipessoal LDA's operations have been included in the financial statements since the date it was established. The results of sales to the distributors were included in the financial statements prior to the purchase date. The $3.5 million aggregate purchase price includes payments of $2.5 million in January 2009, $0.2 million for inventory, and a contingent payment in January 2010 which as of the acquisition date had a net present value of $0.8 million payable if certain revenue goals are achieved during this period.

        The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $3.3 million. The fair value of the identifiable intangible assets and inventory were determined by management.

        On January 1, 2009, the Company purchased the distribution rights, inventory and intangible assets from its distributor in the Netherlands. The results of operations have been included in the financial statements since this date. The results of sales to the distributor were included in the financial statements prior to the purchase date. The $1.0 million aggregate purchase price includes payments of $0.4 million in January 2009, $0.3 million for inventory, and a contingent payment in January 2010 which as of the acquisition date had a net present value of $0.3 million payable if certain revenue goals are achieved during this period.

        The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $0.7 million. The fair value of the identifiable intangible assets and inventory were determined by management.

        On January 1, 2009, the Company purchased the structural heart product distribution rights, inventory and intangible assets from its distributor in Canada. The Company established a wholly owned subsidiary in Canada called AGA Medical Canada Inc. The results of AGA Medical Canada Inc.'s operations have been included in the financial statements since the date it was established. The results of sales to the distributor were included in the financial statements prior to the purchase date. The $2.8 million aggregate purchase price includes payments of $1.1 million in January 2009, $0.8 million for inventory, and a contingent payment in January 2010 which as of the acquisition date had a net present value of $0.9 million payable if certain revenue goals are achieved during this period.

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

3. Acquisitions (Continued)

        The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $2.0 million. The fair value of the identifiable intangible assets and inventory were determined by management.

        On January 8, 2009 (and effective as of January 1, 2009), the Company purchased the distribution rights, inventory, equipment, intangible assets and goodwill from its distributor located in Italy, which under ASC Topic 805 constitutes an acquired business. The Company established a wholly owned subsidiary in Italy called AGA Medical Italia S.R.L. The results of AGA Medical Italia S.R.L.'s operations have been included in the financial statements since the date it was established. The results of sales to the distributor were included in the financial statements prior to the purchase date. The aggregate purchase price was $41.0 million.

        The excess purchase price over the fair value of underlying assets acquired and liabilities assumed was allocated to goodwill. The goodwill recorded as a result of the acquisition is not deductible for income tax purposes. The goodwill represents the strategic benefit of growing our business and the expected revenue growth from increased market penetration from future products and customers. The following tables summarize the consideration paid and the estimated fair value of the assets acquired at the date of acquisition.

(in thousands)
Consideration:
Cash payment	$26,600
Discounted guaranteed and contingent debt obligations	14,400

Total consideration	$41,000

Purchase Price Allocation:
Inventory	$1,900
Goodwill	21,606
Other intangible assets	26,398

Total assets acquired	49,904

Current liabilities	615
Deferred income taxes, net	8,289

Net assets acquired	$41,000

        In addition, the Company has agreed to pay the former owners up to $6.7 million if certain revenue goals are achieved during the first three years following the date of the agreement. The achievements are defined as follows:

          Year 2009—$3.1 million guaranteed payment
  $2.5 million contingent payment if gross revenues of AB Medica-AGA Division S.R.L. exceed 20.0 million Euro

          Year 2010—$3.4 million guaranteed payment
  $2.2 million contingent payment if gross revenues of AB Medica-AGA Division S.R.L. exceed 22.0 million Euro

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

3. Acquisitions (Continued)

          Year 2011—$3.7 million guaranteed payment
  $2.0 million contingent payment if gross revenues of AB Medica-AGA Division S.R.L. exceed 24.0 million Euro

        On April 1, 2009, the Company made a $2.0 million contingent payment as a result of certain revenue goals that were achieved.

        The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $24.8 million and a noncompete agreement valued at $1.6 million. The fair value of the identifiable intangible assets and inventory were determined by management.

Pro Forma Operating Results (Unaudited)

        The consolidated financial statements include the operating results of each business acquired from the date of acquisition. The following unaudited pro forma condensed results of operations for 2008 and 2007 have been prepared as if the Company's purchase of distribution rights, inventory, equipment, intangible assets and goodwill from its distributor located in Italy, which under ASC Topic 805 constitutes an acquired business had occurred on January 1, 2007 (in thousands except per share data):

	2008	2007
	(in thousands, except per share data)
Net sales	$183,325	$161,559
Operating income	30,704	35,955
Net income	10,912	7,925
Less dividends	(17,067)	(15,372)
Net income (loss) applicable to common stockholders	(6,155)	(7,447)
Net income (loss) per common share-basic and diluted	$(0.29)	$(0.33)

        This pro forma financial information does not purport to represent results that would actually have been obtained if the transaction had been in effect on January 1, 2007 and January 1, 2008 or any future results that may be realized.

4. Goodwill and Intangible Assets

        The following table provides a reconciliation of goodwill:

(in thousands)
Balance as of December 31, 2007	$61,111
Goodwill acquired—U.K. distributor payment	2,500
Currency translation effect	(602)

Balance as of December 31, 2008	63,009
Goodwill acquired—Italy distributor	21,606
Currency translation effect	766

Balance as of December 31, 2009	$85,381

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

4. Goodwill and Intangible Assets (Continued)

        Intangible assets consist of the following:

	Weighted Average Useful Life (in Years)	As of December 31, 2009			As of December 31, 2008
(in thousands)		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade name	Indefinite	$10,650	$—	$10,650	$10,650	$—	$10,650
Developed technology	6.0	86,650	(43,817)	42,833	86,650	(33,897)	52,753
Customer relationships	4.9	64,694	(17,431)	47,263	29,429	(9,497)	19,932
Patent rights	7.5	14,500	(5,800)	8,700	14,500	(3,867)	10,633
Licensed patent	2.3	1,000	(763)	237	1,000	(559)	441
Noncompete agreement	11.8	2,710	(738)	1,972	992	(273)	719

		$180,204	$(68,549)	$111,655	$143,221	$(48,093)	$95,128

        Intangible assets are amortized using methods that approximate the benefit provided by the utilization of the assets. Total amortization expense of intangible assets was $20.1 million, $15.5 million, $15.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. Based on the intangibles in service as of December 31, 2009, estimated annual amortization expense is $20.4 million for 2010, $20.3 million for 2011, $17.4 million for 2012, $13.5 million for 2013 and $10.8 million for 2014.

        In February 2007, the Company entered into an agreement to purchase the patent rights of an existing agreement with the Company. The purchase assigned the rights to receive royalties, the rights to certain inventions, and the rights for certain patent related filings to the Company. The agreement required the Company to make a onetime payment of $14.5 million. These patent rights are being amortized over 7.5 years.

5. Debt

        On April 28, 2006, the Company entered into a $215.0 million term loan facility and a $25.0 million revolving credit facility. Proceeds were used to pay off existing senior debt; pay accrued dividends of $11.0 million to the Series A preferred and Class A common stockholders; pay a $0.30 per share dividend to all Series A preferred, Class A common, and common stockholders; pay transaction related expenses; and fund general working capital needs.

        The term loan facility bears interest at either an alternate base rate, defined as the greater of the prime rate or the federal funds effective rate plus 0.50%, or the Eurodollar rate, plus an applicable spread based on the Company's leverage ratio. The interest rate in effect at December 31, 2009, 2008, and 2007, was 2.28%, 3.72%, and 7.25%, respectively. The Company is required to make payments on the term loan facility quarterly through the facility's termination date of April 28, 2013. Borrowings under our revolving credit facility bear interest at the alternate base rate or the Eurodollar rate, as defined above. On October 5, 2008, Lehman Commercial Paper Inc. ("LCP") filed for protection under Chapter 11 of the Federal Bankruptcy Code. LCP had committed to provide $9.5 million under the $25.0 million revolving credit facility. In March 2009 Bank of America, N.A. assumed the participation of this credit agreement previously held by LCP. At December 31, 2008, there was a borrowing of $9.9 million under our revolving credit facility, with subsequent borrowing on January 2, 2009 of $5.6 million, and March 20, 2009 of $9.5 million. On October 26, 2009, the $25.0 million borrowings

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

5. Debt (Continued)

under the revolving credit facility was repaid from the proceeds of the Company's initial public offering. The revolving credit facility expires on July 28, 2011.

        The Company has the ability to make prepayments on the outstanding borrowings at any time. In addition, the Company is required to make additional repayments on term loan borrowings of up to 75% of the excess cash flow, as defined in the agreement, in any fiscal year. The Company made a voluntary prepayment of $17.5 million which satisfied future scheduled principal payments through March 31, 2013; therefore, no additional principal payments were due at December 31, 2008, or 2009, and accordingly, all of its senior debt is classified as long term. All of the Company's assets are pledged as collateral under this facility.

        The financial covenants for these facilities include various restrictions with respect to the Company. In addition, there are restrictions on indebtedness, liens, guarantees, redemptions, mergers, acquisitions, and sale of assets over certain amounts. In addition, the covenants include maximum interest expense coverage, debt and leverage ratios, and restrictive covenants, including limitations on new debt, advances to subsidiaries and employees, capital expenditures, and transactions with stockholders and affiliates. The Company was in compliance with all covenants at December 31, 2009 and 2008, respectively.

        On July 28, 2005, AGA Medical entered into a $50.0 million, 10% senior subordinated note agreement with a stockholder. As part of the agreement, AGA Medical issued 6,524 shares of Series A preferred stock valued at $6.5 million. The discounted issue value of the subordinated note was $43.5 million. Interest on the senior subordinated note is payable on a semiannual basis in arrears on January 1 and July 1 of each year. On October 26, 2009, the $50.0 million senior subordinated note was repaid from the proceeds of the Company's initial public offering. In conjunction with the repayment of the notes, the Company recorded a non-cash charge of $2.7 million representing the unamortized debt discount.

        The senior subordinated note had financial and restrictive covenants similar to the term loan facility covenants. The subordinated note agreement was to mature on July 28, 2012. The $6.5 million of value assigned to the Series A preferred stock represented a discount from the face value of the note, which was accreted to its repayment amount utilizing the effective interest method. The original issue discount has been recognized as interest expense of $0.9 million for the years ended December 31, 2007 and 2008 and $3.4 million for the year ended December 31, 2009.

        On January 5, 2009, the Company entered into a $15.0 million, 10% senior subordinated note agreement with a stockholder. As part of the agreement, the Company issued 1,879 shares of Series B preferred stock valued at $1.9 million to the stockholder. The discounted issue value of the subordinated note is $13.1 million. Interest on the senior subordinated note is payable on a semiannual basis in arrears on January 1 and July 1 of each year.

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

5. Debt (Continued)

        Contractual payments due on the term loan facility, senior subordinated note, and borrowings under the revolving credit facility during each of the five years subsequent to December 31, 2009, are as follows:

(in thousands)
2010	$—
2011	—
2012	15,000
2013	196,963

$211,963

        The senior subordinated note executed January 2009, has financial and restrictive covenants similar to the term loan facility covenants. The subordinated note agreement matures on July 28, 2012. The $1.9 million of value assigned to the Series B preferred stock represents a discount from the face value of the note, which will be accreted to its repayment amount utilizing the effective interest method. The accreted value of notes payable as of December 31 of the following years is:

(in thousands)
2010	$14,139
2011	14,681
2012	15,000

6. Capital Stock

Series A and B Preferred Stock

        The shares of Series A and Series B preferred stock are convertible at any time, at the option of the holder, into shares of the Company's common stock at the then-applicable conversion prices ($1.00 for Series A preferred stock and $2.75 for the series B preferred stock). The conversion price for each of the Series A and B preferred stock is subject to adjustment in the event of certain events, such as dilutive issuance of additional securities.

        In the event of the Company's liquidation, the holders of the Series A and Series B preferred stock will receive any distribution of corporate assets before and distributions to a junior class of equity. The amount to be distributed to the holder of Series A and Series B preferred will be the greater of (i) the Series A and Series B Preferred Accrued Value on such date and (ii) the amount that would be payable in connection with such liquidation event on the number of shares of common stock into which a share of Series A and Series B preferred stock was converted on such date.

        Under the terms of the Series A and Series B preferred stock, the holders are entitled to receive cumulative dividends on each share of preferred stock at the rate of 10% per annum which shall accrue daily and, to the extent not paid, shall accumulate annually in arrears. Accrued dividends in arrears are $22.4 million, and $37.5 million at December 31, 2007 and 2008, respectively. On October 26, 2009, and in conjunction with the Company's initial public offering, all accrued dividends totaling $51.1 million were converted into 3,770,058 shares of the Company's common stock. Additionally, all shares of Series A and B preferred were converted into 18,070,946 shares of the Company's common stock.

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

6. Capital Stock (Continued)

Common Stock

        The holders of shares of our common stock are each entitled to one vote for each share held with respect to all matters submitted to the stockholders of the Company for a vote or action by written consent.

        On October 26, 2009, the Company completed its initial public of offering of 13.8 million shares of common stock and included in the issuance and sale of 6.6 million shares by the Company and 7.2 million shares by affiliates of Franck L. Gougeon, one of the controlling shareholders. As a result, the Company received approximately $82.2 million in net proceeds and issued 6.6 million shares of common stock at $14.50 per share.

Class A Common Stock

        The holders of Class A common stock are each entitled to one vote for each share held with respect to all matters submitted to the stockholders of the Company for a vote or action by written consent.

        Under the terms of the Class A common stock, the holders are entitled to receive cumulative dividends on each share of Class A common stock at the rate of 10% per annum which shall accrue daily and, to the extent not paid, shall accumulate annually in arrears. Accrued dividends in arrears are $1.1 million, and $1.9 million at December 31, 2007 and 2008, respectively.

        On October 26, 2009, and in conjunction with the Company's initial public offering, all accrued dividends totaling $2.6 million were converted into 193,016 shares of the Company's common stock at the public offering price less the underwriting discount. Additionally, all shares of Class A common were converted into 923,076 shares of the Company's common stock.

Class B Common Stock

        The holders of shares of Class B common stock are not entitled to vote on any matters submitted to the stockholders of the Company for a vote or by written consent.

        Immediately prior to the Company's initial public offereing, each share of Class B common stock converted into one share of common stock.

7. Income Taxes

        The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes are as follows:

	December 31,
(in thousands)	2009	2008	2007
United States	$(5,229)	$4,712	$7,294
International	3,306	4,770	2,628

Total	$(1,923)	$9,482	$9,922

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

7. Income Taxes (Continued)

        Significant components of the (benefit) provision for income taxes for the following periods are as follows:

	Year Ended December 31,
(in thousands)	2009	2008	2007
Current:
Federal	$2,039	$7,030	$7,849
State	250	547	576
Foreign	2,254	1,301	619
Deferred:
Federal	(5,521)	(8,072)	(5,128)
State	(185)	(701)	(446)
Foreign	(1,527)	—	—
Valuation allowance against deferred tax assets	1,862	281	374

Total	$(828)	$386	$3,844

        A reconciliation of the federal statutory income taxable to the effective tax rate is as follows:

	Year Ended December 31,
	2009	2008	2007
Federal tax statutory rate	35.0%	35.0%	35.0%
State tax (net of federal benefit)	4.7	1.5	2.1
FCPA resolution	—	—	7.0
Other permanent differences	1.1	(1.3)	(2.9)
Stock-based compensation expense	(26.6)	4.5	2.3
Research and development credit	76.4	(15.8)	(10.0)
Tax reserves	24.8	(20.1)	4.3
Valuation allowance against deferred tax assets	(96.8)	3.0	3.7
Change in contingent consideration under ASC 805	21.0	—	—
Meals and entertainment	(5.2)	1.0	1.0
Permanent reinvestment assertion in foreign subsidiaries	11.5	—	—
Federal and state provision to return true-up	11.5	—	—
Deferred rate change	(5.5)	—	—
Foreign permanently non-deductible	(20.3)	—	—
Expiring capital loss	(8.5)	—	—
Foreign rate differential	7.2	—	—
Domestic manufacturing deduction	12.7	(3.7)	(3.8)

Effective income tax rate	43.0%	4.1%	38.7%

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

7. Income Taxes (Continued)

        Significant components of deferred tax assets and liabilities are as follows:

	December 31,
(in thousands)	2009	2008
Deferred tax assets:
Capital losses (including unrealized losses)	$2,084	$592
Allowance for doubtful accounts	139	353
Sales returns reserve	2,790	2,728
Inventory reserves	1,821	668
ASC 718—nonqualified option expense	2,146	1,385
Foreign subsidiary profits	—	—
Other	3,589	4,533
Less valuation allowance	(2,753)	(866)

Total deferred tax assets	9,816	9,393
Deferred tax liabilities:
Depreciation	(3,058)	(1,809)
Intangibles	(31,403)	(28,455)
Other	—	721

Total deferred tax liabilities	(34,461)	(29,543)

Net deferred tax liability	$(24,645)	$(20,150)

        The Company has recorded no U.S. deferred taxes related to the undistributed earnings of its non-U.S. subsidiaries' as of December 31, 2009. Such amounts are intended to be reinvested outside of the United States indefinitely. The amount of unrecorded tax liability related to investments in foreign subsidiaries as of December 31, 2009 is approximately $0.4 million.

        At December 31, 2009, 2008 and 2007, the Company has capital loss carry forwards of $5.6 million, $1.6 million, and $1.6 million respectively, which expire at various times beginning in 2010 through 2014. The Company has established a valuation allowance against these capital loss carry forwards, as it does not believe they will be realizable before the expiration.

        The net increase in the Company's valuation allowance during the year is due to an increase in the federal capital loss carry forward as a result of the disposition of an investment in Ample Medical (net of the expiration for prior year capital losses) and valuation allowances recorded on net operating losses expected in the Company's foreign subsidiaries. Management believes that it is not more likely than not that the Company will generate enough capital gains to absorb the additional capital losses generated during the year. The valuation allowances in place for foreign subsidiaries are due to lack of sufficient positive evidence to realize the deferred tax assets associated with the net operating losses in each country.

        The Company records all income tax contingency accruals in accordance with ASC Topic 740, Income Taxes. At December 31, 2009, 2008 and 2007 the Company had $1.8 million, $2.3 million and $4.4 million of unrecognized tax benefits, including interest and penalties, that, if recognized would result in a reduction of the Company's effective tax rate. As of December 31, 2009, 2008 and 2007, the Company had approximately $1.2 million, $1.2 million and $1.4 million accrued for interest and

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

7. Income Taxes (Continued)

penalties. Over the next 12 months, the Company does not expect its recorded liability for income tax contingency accruals to be reduced. The Company recognizes interest and penalties related to income tax matters in income tax expense and reports the liability in current or long-term income taxes payable, as appropriate.

        The following table summarizes the activity related to the Company's unrecognized tax benefits:

	December 31,
(in thousands)	2009	2008
Balance at beginning of period	$1,987	$3,865
Increases—tax positions taken in current period	153
Expiration of the statute of limitations for the assessment of taxes	(620)	(1,878)

Balance at end of period	$1,520	$1,987

        The Company's federal income tax returns are subject to examination for 2006 and subsequent years. The Company's 2007 federal income tax return is currently under examination. State and foreign income tax returns are generally subject to examination for a period of three to four years after filing of the respective return. The state impact of any federal changes remains subject to examination by various states for a period up to one year after formal notification to the states.

8. Commitments

        The Company leases various pieces of equipment and offices under operating lease agreements. Future minimum operating lease obligations as of December 31, 2009, are as follows:

(in thousands)
2010	$1,687
2011	1,005
2012	769
2013	630
2014	630

Total	$4,721

        Total rent expense under the operating leases for the years ended December 31, 2009, 2008 and 2007, was $2.2 million, $1.1 million, and $0.8 million, respectively. One of the Company's operating lease agreements is non-cancellable and renewable with an expiration date in the year 2012.

        The Company has various royalty agreements with certain individuals which obligate the Company to pay royalties on net sales of certain products. These royalties are payable throughout the commercial life of the products. Royalties payable at December 31, 2009 and 2008, totaled $2.3 million, and $1.9 million, respectively. Royalty expense for the years ended December 31, 2009, 2008 and 2007, was $6.9 million, $6.0 million, and $5.3 million, respectively.

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

9. Benefit Plan

        The Company has a defined contribution salary deferral plan (the 401(k) Plan) covering substantially all employees under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute a percentage of their annual compensation, subject to IRS limitations, with the Company matching a portion of the employees' contributions. Compensation expense of $1.3 million, $0.9 million, and $0.2 million, was recognized in the years ended December 31, 2009, 2008, and 2007, respectively. The Company may also contribute a discretionary Safe Harbor amount under Plan. The contribution for 2007 was 3% of qualifying wages paid during the year. The Company paid discretionary a contribution of $0.7 million for the year ended December 31, 2007. The Company did not make a Safe Harbor contribution for the years ended December 31, 2009 and 2008.

10. Litigation

        On July 25, 2006, the Company commenced the voluntary disclosure process to the Department of Justice under the Foreign Corrupt Practices Act for potentially impermissible payments by the Company's unaffiliated distributor in the People's Republic of China. As part of its process, the Company engaged in a comprehensive review of all of its international distributors and the Company's own internal practices. On June 2, 2008, the Company entered into a Deferred Prosecution Agreement with the Department of Justice concerning alleged improper payments that were made by the Company's former independent distributor in China. In accordance with the terms of the agreement, the Company paid a monetary penalty of $2.0 million in June 2008. In the fourth quarter of 2007, the Company had recorded a charge of $2.0 million for the potential settlement of this matter.

        On January 29, 2007, Medtronic, Inc. filed a patent infringement action against the Company in the U.S. District Court for the Northern District of California, alleging that substantially all of the Company's AMPLATZER occluder and vascular plug devices, which have historically accounted for substantially all of the Company's net sales, infringe three of Medtronic's method and apparatus patents on shape memory alloy stents (U.S. Patent Nos. 5, 190,546, 6,306,141 and 5,067,957). Medtronic is seeking compensatory damages with respect to the Company's products manufactured or sold in the United States. Medtronic asserted but later withdrew its requests for injunctive relief and for damages based on willfulness.

        The Company has asserted defenses and counterclaims for non-infringement and challenged the validity and enforceability of Medtronic's patents. On April 28, 2009, the court granted summary judgment in the Company's favor finding that the Company does not infringe Medtronic's '546 patent. Subsequently, Medtronic withdrew certain allegations with respect to the remaining two patents. The trial on the remaining issues in the case was divided into a jury trial phase and non-jury, bench trial phase.

        The issues of infringement and certain issues of validity based on obviousness and anticipation of the asserted claims in the two remaining patents were the subject of a jury trial before the U.S. District Court for the Northern District of California that began on July 6, 2009. On August 5, 2009, the jury returned a verdict that the subject AMPLATZER occluder and vascular plug products infringed the claims at issue with respect to both of the two remaining Medtronic patents and that the Medtronic patent claims at issue had not been proven by the Company to be invalid. The jury verdict awarded Medtronic damages of $57.8 million. This amount is equal to 11% of historical sales of the occluder and vascular plug products in question during the timeframe specified for each patent. Any infringement of the '141 apparatus patent after March 31, 2009 to the date of a final, non-appealable

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

10. Litigation (Continued)

judgment will be considered in calculating the final amount of damages, if any, to be paid. The '957 patent expired in May 2004. Because the issue was not before it, the jury made no determination regarding the payment of royalties on future sales of the Company's products after the date of a final, non-appealable judgment. The verdict is not enforceable until the completion of the trial and entry of a final, non-appealable judgment. If the Company does not receive a favorable judgment, the Company expects it will appeal such judgment and expects that it will likely be required to post a bond in order to be allowed to appeal as set forth below. The verdict is not enforceable because a judgment has not yet been entered, and as a matter of law only judgments are enforceable for purposes of execution against the non-prevailing party. A judgment has not yet been entered because all claims have not yet been adjudicated between the parties and the court has not yet ordered a judgment be entered. In addition, on August 5, 2009, Medtronic's counsel agreed with the judge on the record that a judgment would not be entered until after the non-jury trial phase is completed. Furthermore, upon approval of an appeal bond, the execution of any appealed judgment is stayed during the appeal.

        On August 19, 2009, the United States Court of Appeal for the Federal Circuit, sitting en banc, issued a decision in Cardiac Pacemakers, Inc. v. St. Jude Medical, Inc. In Cardiac Pacemakers, the Federal Circuit established a new rule of law and held as a matter of law that the practice of a method claim of a patent outside of the United States cannot infringe a United States method patent. When a controlling new rule of law is announced that affects the parties to a patent litigation, the court will ordinarily apply the supervening change in law retroactively to a pending case. In the Company's litigation with Medtronic, a portion of the jury's damage award was based on a finding of infringement of Medtronic's '957 method patent for sale of the Company's products outside of the United States, and the Company believes it is therefore directly contrary to the holding as stated in the Cardiac Pacemakers decision. Applying the rate of damages established by the jury, 11% of historical sales, to the total sales of our products outside of the United States during the period for which the Company believes damages were awarded for infringement of the '957 patent would result in a reduction of approximately $14 million. Such $14 million of damages relates only to periods of time before the '141 patent was enforceable against the Company. As a result, the Company believes it is likely that the trial court in the Company's case will reduce the jury's damage award by approximately such amount to reflect this recent decision, although there can be no assurance that the damage award will be reduced by this or any other amount. On September 8, 2009, the Company filed a motion seeking, at Medtronic's choice, either a new trial or the above-mentioned reduction of $14 million, which motion is publicly available. The Company does not expect a ruling on this motion until the conclusion of the non-jury phase of the trial in early 2010.

        Following the jury verdict, the court held the non-jury phase of the trial in early December 2009, to hear the Company's claim that the '141 patent is invalid based on the doctrine of double patenting, which prohibits obtaining two patents covering the same basic invention in a continuation application. In the event the judge finds in the Company's favor in the non-jury phase of the trial, she can decide that the '141 patent is invalid and eliminate the damages awarded by the jury against the Company on the '141 patent. Upon conclusion of its decision on the non-jury phase of the trial, the court will consider post-trial motions and enter a judgment, which the Company expects will take place in mid to late 2010. As part of its decision, the trial court could order a new trial on some or all of the issues in the case or amend or reaffirm the jury verdict based on one or more issues regarding infringement, validity, enforceability and damages. The Company also expects the trial court to decide whether any royalty payments relating to the '141 patent, which does not expire until 2018, are due for future

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

10. Litigation (Continued)

periods and, if so, at what rate. Any such royalties may not be on commercially reasonable terms, and may exceed the 11% rate of damages applied by the jury. If any damage amount is entered as a part of the judgment, the Company will likely be required at that time to accrue a non-cash charge equal to the amount of such damages. Any such accrual will have an adverse effect on the Company's results of operations for the applicable period.

        Thereafter, the judgment will be subject to appeal which could result in the judgment being affirmed or amended, or in an order for a new trial on one or more of the same issues raised before the trial court. Medtronic also could appeal from rulings adverse to it, which could result in an appellate decision with effects adverse to the Company on issues of liability and/or relief. If the Company decides to appeal, such appeal may not be decided for several months and may require the posting of a bond in the face amount of up to 150% of the judgment amount, if any. The Company does not expect the cash cost associated with posting such a bond to be material, but the Company would likely be required to secure such bond with collateral. The amount of collateral required by the provider of the bond would be determined based on several factors, such as the amount of the Company's debt and the Company's financial condition.

        The Company has not recorded an expense related to damages in connection with this litigation matter because any potential loss is currently neither probable nor reasonably estimable under ASC Topic 450, Contingencies (ASC 450).

        On November 30, 2007, the University of Minnesota filed a patent infringement action alleging that the Company's AMPLATZER occlusion devices infringe their method and apparatus patents on septal devices. One of the two patents expired in 2004. The Company believes that it has significant defenses to the litigation, including unenforceability, invalidity and non-infringement. The Company believes this claim is without merit and will continue to vigorously defend its position. As the outcome is uncertain, the Company has not accrued any costs resulting from the claim at December 31, 2008 or 2009.

        On January 15, 2008, Dr. Paul Teirstein filed a patent infringement action against the Company in the United States District Court for Minnesota, alleging that the Company's AMPLATZER® occlusion devices infringe Teirstein's patent for body passageway closure apparatus and method of use (U.S. Patent No. 5,499,995). On September 23, 2009, the Company entered into a settlement agreement with Teirstein in which the parties agreed to the dismissal of all claims and counterclaims with prejudice in exchange for Teirstein's grant to the Company of a covenant not to sue on the '995 patent on all of the Company's existing and future products, and the lump-sum payment by the Company to Teirstein in the amount of $0.4 million.

        The Company is subject to other various litigation claims in the normal course of business. Management does not believe that any of these claims will have a material impact on the financial statements.

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Equity Incentive Plans

        In 2006, the Company adopted an Equity Incentive Plan (the Plan) pursuant to which the Company's Board of Directors may grant up to 2.8 million stock options to directors, officers, and key employees. Under the 2008 Equity Incentive Plan, the Company's Board of Directors made available 2.1 million equity awards including stock options and restricted stock units.

        At December 31, 2009 and 2008, there were 1.6 million and 2.1 million shares remaining available for the Company to grant under the Plan, respectively.

Stock Options

        Options granted under the Plan vest over a range of three to five years and are generally exercisable for a range of seven to ten years after the date of grant.

        The fair value of each option award is estimated using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Prior to the Company's initial pubic offering of stock, the exercise price of the options granted under the Plan was not less than 100% of the fair market value on the date of grant. Following the initial public offering, the option awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant. The Company uses the simplified method for estimating expected term because it does not have sufficient historical data as a publicly traded company to estimate expected term. Expected volatility is based on the historical volatilities of peer companies as the Company has insufficient historical data as a newly publicly traded company to calculate its own volatility. The risk-free interest rate is based on U.S. Treasury yields in effect on the date of grant whose maturity period equals or approximates the option's expected term.

	Year Ended December 31,
	2009	2008	2007
Valuation assumptions:
Expected dividend yield	—%	—%	—%
Expected volatility	54% - 57%	53% - 58%	45% - 64%
Expected term (years)	4.5 - 6.5	6.50	6.50
Risk-free interest rate	1.83% - 3.30%	1.87% - 3.57%	5.01% - 5.04%

        The weighted average fair value of options granted was $9.92 per share in 2009, $10.82 in 2008, and $8.61 in 2007, respectively. The Company uses the straight-line (single option) method for expense attribution over the related vesting period according to which the Company estimates forfeitures and only recognizes expense for those shares expected to vest. The Company recognized compensation expense related to its stock option plan of $3.7 million, $2.6 million and $1.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. The future income tax benefit to be realized by the Company related to this compensation expense is $0.8 million, $0.5 million, and $0.5 million, for the years ended December 31, 2009, 2008, and 2007, respectively.

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Equity Incentive Plans (Continued)

        A summary of stock option activity is as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Term	Aggregate Intrinsic Value (in thousands)
Balance at December 31, 2006	2,147,958	$7.15	9.1 years	—
Granted	542,649	13.10
Exercised	(6,992)	7.15		$49
Cancelled and Forfeited	(128,109)	7.15

Balance at December 31, 2007	2,555,506	$8.41	8.4 years	$28,748
Granted	270,624	19.66
Exercised	(6,571)	7.15		$82
Cancelled and Forfeited	(67,551)	7.37

Balance at December 31, 2008	2,752,008	$9.55	7.6 years	$27,836
Granted	457,090	18.30
Exercised	(80,209)	7.15		$590
Cancelled and Forfeited	(148,393)	16.83

Balance at December 31, 2009	2,980,496	$10.59	6.8 years	$15,424

Options exercisable at December 31, 2007	619,718	$7.15	7.9 years	$7,755

Options exercisable at December 31, 2008	1,122,298	$7.81	7.1 years	$13,295

Options exercisable at December 31, 2009	1,577,043	$8.47	6.3 years	$10,396

        The aggregate intrinsic value in the table above represents the difference between the estimated fair value of common stock and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on December 31, 2009, 2008 and 2007, respectively.

        The schedule below reflects the number and weighted average exercise price of outstanding and exercisable options segregated by exercise price ranges:

	December 31, 2009			December 31, 2008
	Options Outstanding		Options Exercisable	Options Outstanding		Options Exercisable
Exercise Prices	Number of Options	Average Remaining Term	Number of Options	Number of Options	Average Remaining Term	Number of Options
$7.15	1,999,222	6.1 years	1,356,465	2,100,271	7.1 years	1,032,798
$13.45 - 14.50	373,599	7.4 years	127,265	290,205	8.6 years	69,224
$19.66	607,675	8.8 years	93,313	361,532	9.3 years	20,276

	2,980,496	6.8 years	1,577,043	2,752,008	7.6 years	1,122,298

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Equity Incentive Plans (Continued)

        Stock option activity for non-vested shares under the Plan is as follows:

	Options	Weighted Average Grant-Date Fair Value
Balance at December 31, 2007	1,935,788	$5.12
Granted	270,624	10.66
Vested	(517,541)	4.98
Cancelled and Forfeited	(59,161)	4.00

Balance December 31, 2008	1,629,710	$6.12
Granted	457,090	9.72
Vested	(563,343)	5.52
Cancelled and Forfeited	(120,004)	10.73

Balance December 31, 2009	1,403,453	$7.14

        As of December 31, 2009, 2008 and 2007, there was $8.7 million, $7.4 million, and $8.5 million of unrecognized compensation cost related to non-vested, share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.2 years.

Restricted Stock Units

        The Company grants restricted stock units to officers and key employees under the 2008 Equity Incentive Plan. Restricted stock units are not considered issued or outstanding common stock of the Company. The Company grants restricted stock units that typically cliff vest over a two to three year period and expenses the restricted stock units over the vesting period.

        Restricted stock unit activity in 2009 is as follows:

	Restricted Stock Units	Weighted Average Grant Price	Weighted Average Remaining Term
Balance at December 31, 2008	—	—	—
Granted	246,100	12.48	6.9 years
Vested	—	—	—
Cancelled and Forfeited	—	—	—

Balance at December 31, 2009	246,100	$12.48	6.9 years
Exercisable at December 31, 2009	—	—
Nonvested at December 31, 2009	246,100	12.48

        As of December 31, 2009 there was $2.7 million of unrecognized compensation cost related to non-vested restricted stock unit compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.9 years. The Company recognized compensation expense related to restricted units of $0.1 million for the year ended December 31, 2009.

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Equity Incentive Plans (Continued)

Employee Stock Purchase Plan

        The 2008 Employee Stock Purchase Plan, adopted by the Board of Directors and ratified by the Company's stockholders on October 2, 2009, allows employees to purchase shares of the Company's common stock at a discount through payroll deductions. The maximum number of shares which may be issued under the plan is 4 million shares. With respect to the first offering, eligible employees electing to participate entered a subscription equal to 2% of their base pay. Except as provided in connection with the first offering, an eligible employee's subscription shall authorize payroll deductions up to 10% of base pay on each payday that the subscription is in effect. The purchase price per share of stock under each offering shall be the lower of 85% of the fair market value of the stock on the offering commencement date or 85% of the fair market value of the stock on the purchase date. The initial purchase period extends from October 21, 2009 to June 30, 2010. As of December 31, 2009, plan participants have had approximately $0.1 million withheld to purchase the Company's common stock on June 30, 2010. As of December 31, 2009 the Company has recognized an immaterial amount of expense related to the Company's Employee Stock Purchase Plan.

Significant Factors Used in Determining Fair Value of the Company's Common Stock

        The fair value of the shares of common stock that underlie the stock options the Company has granted has historically been determined by the board of directors of the Company based upon information available to it at the time of grant. Because there has been no public market for the common stock, the board of directors of the Company has determined the fair value of the common stock by utilizing, among other things, contemporaneous valuation studies conducted as of April 30, 2006 and June 30, 2007. The findings of these valuation studies were based on the Company's business and general economic, market and other conditions that could be reasonably evaluated at that time. The analyses of the valuation studies incorporated extensive due diligence that included a review of the Company, including its financial results, business agreements, intellectual property and capital structure. The valuation studies also included a thorough review of the conditions of the industry in which the Company operates and the markets that it serves. The methodologies of the valuation studies included an analysis of the fair market value of the Company using three widely accepted valuation methodologies: (1) market multiple, (2) comparable transactions, and (3) discounted cash flow. The board of directors of the Company took these three approaches into consideration when establishing the fair value of the common stock of the Company. In addition, the Company received input from the underwriters of the Company's initial public offering in October 2007 with respect to valuation of the Company. Based on the foregoing factors, the Company's board of directors increased the fair value of the Company's common stock to $2.75 at October 22, 2007 and the value remained unchanged throughout 2008 and until completion of the Company's initial offering of Stock in October 2009. Following the Company's initial public offering, the option awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant.

12. Fair Value Measurements

        The fair value of assets and liabilities is determined on the exchange prices which would be received for an asset of paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The determination of fair value is based upon a three-tier value hierarchy, which prioritizes the inputs used

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

12. Fair Value Measurements (Continued)

in fair value measurements. The three-tier hierarchy for inputs used in measuring fair value is as follows:

  •
  Level 1—Unadjusted quoted prices in active markets for identical assets or liability

  •
  Level 2—Unadjusted quoted price in active market for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets

  •
  Level 3—Unobservable inputs for the asset or liability for which there is little to no market data which requires the entity to develop its own assumption.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

        The carrying value of cash and cash equivalents approximates fair value at December 31, 2009 and 2008. Cash and cash equivalents are classified as Level 1 in the fair value hierarchy.

        The Company measures the fair value of contingent consideration at each reporting period using Level 3 inputs. The Company has recorded the acquisition date estimated fair value of the contingent payment milestones as a component of consideration transferred using Level 3 inputs. The acquisition date fair values were measured based on the probability and adjusted present value of amounts expected to be paid. The probability adjusted contingent considerations were discounted at the weighted average cost of capital for each acquisition. See note 3 ("Acquisitions") and the following paragraphs for specific amounts recorded for each acquisition.

        In conjunction with the January 1, 2009 purchase of distribution rights, inventory and intangible assets from the Company's former distributor in France, a contingent payment payable on April 1, 2010, which as of the acquisition date had a net present value of $1.3 million payable if certain revenue goals are achieved during this period was recorded. The Company recorded operating expense of approximately $0.2 million representing the increase in fair value of the contingent obligation for the period ended December 31, 2009. As of December 31, 2009, the balance of the contingent obligation recorded was $1.5 million.

        In conjunction with the January 1, 2009 purchase of distribution rights, inventory and intangible assets from its two former distributors in Portugal, contingent payments payable in January 2010, which as of the acquisition date had a net present value of $0.8 million payable if certain revenue goals are achieved during this period was recorded. The Company recorded as a reduction to operating expense an immaterial decrease representing the decrease in fair value of the contingent obligation for the period ended December 31, 2009. As of December 31, 2009, the balance of the contingent obligation recorded was $0.8 million.

        In conjunction with the January 1, 2009 purchase of distribution rights, inventory and intangible assets from its former distributor in the Netherlands, a contingent payment payable in January 2010, which as of the acquisition date had a net present value of $0.3 million payable if certain revenue goals are achieved during this period was recorded. The Company recorded as a reduction to operating expense an immaterial decrease representing the increase in fair value of the contingent obligation for the period ended December 31, 2009. As of December 31, 2009, the balance of the contingent obligation recorded was $0.3 million.

        In conjunction with the January 1, 2009, purchase of distribution rights, inventory and intangible assets from its distributor in Canada, a contingent payment payable in January 2010, which as of the

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

12. Fair Value Measurements (Continued)

acquisition date had a net present value of $0.9 million payable if certain revenue goals are achieved during this period was recorded. The Company recorded as a reduction to operating expense approximately $0.1 million representing the decrease in fair value of the contingent obligation for the period ended December 31, 2009. As of December 31, 2009, the balance of the contingent obligation recorded was $0.8 million.

        On January 8, 2009 (and effective as of January 1, 2009), the Company purchased the distribution rights, inventory, equipment, intangible assets and goodwill from its distributor located in Italy, which under ASC Topic 805 constitutes an acquired business. The Company has agreed to pay the former owners up to $6.7 million if certain revenue goals are achieved during the first three years following the date of the agreement. The achievements are defined as follows:

        Year 2009—$3.1 million guaranteed payment to be paid in January 2010. $2.5 million contingent payment if gross revenues of AB Medica-AGA Division S.R.L. exceed 20.0 million Euro

        Year 2010—$3.4 million guaranteed payment. $2.2 million contingent payment if gross revenues of AB Medica-AGA Division S.R.L. exceed 22.0 million Euro

        Year 2011—$3.7 million guaranteed payment. $2.0 million contingent payment if gross revenues of AB Medica-AGA Division S.R.L. exceed 24.0 million Euro

        On April 1, 2009, the Company made a $2.0 million contingent payment as a result of certain revenue goals that were achieved.

        The Company recorded as a reduction to operating expense approximately $1.3 million representing the decrease in fair value of the contingent obligation for the period ended December 31, 2009. As of December 31, 2009, the balance of the contingent obligation recorded was $4.0 million.

        The following table represents a summary of the contingent consideration liability and activity (in thousands) for the periods presented:

	December 31,
	2009	2008
Contingent Consideration:
Balance at Beginning of Period	$0	$0
Purchase price contingent consideration	10,558	—
Payments	(2,044)	—
Change in fair value of contingent consideration (included in the statement of operations)	(1,149)	—
Currency translation effect	92	—

Balance at End of Period	$7,457	$0

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

        During the twelve month period ending December 31, 2009, we had no significant fair value measurements of assets or liabilities at fair value subsequent to their initial recognition, except as disclosed in our equity method investment footnote.

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

12. Fair Value Measurements (Continued)

Fair Value of Financial Instruments

        The carrying value of the Company's debt instruments approximates fair value for all periods presented.

13. Equity Method Investment

        The Company held an investment in common stock in Ample Medical Inc., a privately held Company that is focused on the development of minimally invasive medical devices to treat structural heart diseases, of $0.0 million and $2.3 million as of December 31, 2009 and 2008, respectively. The balance is included in the other assets, net line item on the balance sheet. The Company held an approximately 0.0% and 35.6% ownership interest at each date. During the first quarter of fiscal year 2009, the Company determined that its equity method investment in Ample Medical, inc. was other-than-temporarily impaired and wrote off the remaining investment balance to its fair value of $0.0 million. The loss on impairment of $2.3 million is recorded in the investment income (loss) line item on the consolidated statement of operations.

        The Company made an initial investment of $2.5 million during fiscal year 2006 and made an additional $1.9 million equity investment during fiscal year 2008 which included the conversion of a $0.7 million promissory note based upon achievement of a significant milestone. The Company also entered into an amended and restated stock purchase agreement, whereby the Company would have the option to make additional investments that will be available based on the achievement of certain milestone objectives. Losses on this investment of $0.0 million, $1.2 million, and $0.8 million were recorded based upon its prorated share of estimated losses during the years ended December 31, 2009, 2008, and 2007, respectively.

14. Other Comprehensive Income (loss)

        Accumulated other comprehensive income (loss) has no impact on our net income (loss) but is reflected in our balance sheet through adjustments to stockholders' (deficit) equity. Accumulated other comprehensive income (loss) derives from foreign currency translation adjustments and unrealized gains (losses) on short-term investments. We specifically identify the amount of unrealized gain (loss) recognized in other comprehensive income for each short-term investment. When a short-term investment is sold we remove the investment's cumulative unrealized gain (loss), net of tax, from

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

14. Other Comprehensive Income (loss) (Continued)

accumulated other comprehensive (income) loss. The components of accumulated other comprehensive income (loss) are:

(in thousands)	Foreign Currency Translation Adjustment	Unrealized Gain (Loss) On Investments, Net	Total
Balance, December 31, 2006	$178	$(7)	$171
Unrealized gain on short-term investments	—	7	7
Translation gain	245	—	245

Balance, December 31, 2007	423	—	423
Translation loss	(2,069)	—	(2,069)

Balance, December 31, 2008	(1,646)	—	(1,646)
Translation gain	1,157	—	1,157

Balance, December 31, 2009	$(489)	$—	$(489)

15. Segment Information

        We review our operations and manage our business as one reportable segment where we develop, manufacture and market our products which are sold in 112 countries through a combination of direct sales and the use of our distributors. Factors used to identify our single operating segment include the financial information available for evaluation by our chief operating decision maker in making decisions about how to allocate resources and assess performance.

Geographic Information

        International sales to external customers were 62.7%, 59.2%, and 57.9% of revenues for 2009, 2008, and 2007 respectively. Net sales to external customers and long-lived assets by geography are as follows:

	Year Ended December 31,
(in thousands)	2009	2008	2007
Net sales:
United States	$74,115	$68,048	$61,859
International:
Italy	24,387	9,665	8,589
Europe (exclusive of Italy)	62,753	54,363	49,573
Other	37,455	34,820	27,234

Total International	124,595	98,848	85,396

Total net sales	$198,710	$166,896	$147,255

AGA Medical Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

15. Segment Information (Continued)

	December 31,
(in thousands)	2009	2008
Long-lived assets:
United States	$172,328	$189,552
Italy	45,394	—
International	23,942	13,077

Total long-lived assets	$241,664	$202,629

        A single customer's account balance of none and $2.7 million represented approximately 10.0% of the Company's consolidated accounts receivable balances at December 31, 2009 and 2008, respectively. We are not dependent on any single customer, and no single customer (including distributors) accounted for more than 10% of our net sales for the years ending December 31, 2009, 2008, and 2007.

16. Subsequent Events

        On January 1, 2010, the Company purchased the vascular product distribution rights, inventory, and intangible assets from its distributor in Canada. The $0.3 million aggregate purchase price includes payments of $0.1 million in January 2010, $0.1 for inventory, and a contingent payment in January 2011 which as of the acquisition date had a net present value of $0.1 million payable if certain revenue goals are achieved during this period. The acquired intangible assets, as of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $0.2 million. The fair value of the identifiable intangible assets and inventory were determined by management.

AGA Medical Holdings, Inc.

Schedule II
Valuation and Qualifying Accounts
Years Ended December 31, 2009, 2008 and 2007
(in thousands)

Description	Balance at Beginning of Period	Additions	Deletions	Balance at End of Period
Year Ended December 31, 2009:
Allowance for doubtful accounts	$933	$584	$(1,036)	$481
Reserve for inventory	1,817	929	(844)	1,902
Reserve for sales returns	8,025	7,721	(6,411)	9,335

Total	10,775	9,234	(8,291)	11,718
Year Ended December 31, 2008:
Allowance for doubtful accounts	992	18	(77)	933
Reserve for inventory	1,883	1,265	(1,331)	1,817
Reserve for sales returns	7,226	1,312	(513)	8,025

Total	10,101	2,595	(1,921)	10,775
Year Ended December 31, 2007:
Allowance for doubtful accounts	588	754	(350)	992
Reserve for inventory	2,421	408	(946)	1,883
Reserve for sales returns	7,140	7,215	(7,129)	7,226

Total	$10,149	$8,377	$(8,425)	$10,101

AGA MEDICAL HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	June 30, 2010	December 31, 2009
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$14,675	$24,470
Accounts receivable, less allowance for doubtful accounts of $646 and $481 and discounts of $202 and $395 at June 30, 2010 and December 31, 2009, respectively	50,197	48,730
Inventory	11,800	12,408
Prepaid expenses	2,574	1,408
Income tax receivable	4,581	2,762
Other tax receivable	—	799
Deferred tax assets, net	8,351	8,339

Total current assets	92,178	98,916
Property and equipment, net	36,883	38,669
Goodwill	81,926	85,381
Intangible assets, net	97,078	111,655
Restricted cash	6,115	3,304
Other assets, net	360	379
Deferred financing costs, net	1,748	2,276

Total assets	$316,288	$340,580

Liabilities and stockholders' equity
Current liabilities:
Reserve for customer returns	$8,999	$9,335
Trade accounts payable	7,147	8,643
Accrued royalties	2,437	2,299
Accrued interest	1,459	1,462
Accrued wages	9,843	10,549
Short-term obligations to former distributors, less discount	3,892	7,880
Accrued expenses	4,134	5,391
Income taxes payable	1,923	2,913

Total current liabilities	39,834	48,472
Long-term debt, less current portion	196,963	196,963
Senior subordinated note payable, less discount of $1,126 and $1,383 at June 30, 2010 and December 31, 2009, respectively	13,874	13,617
Long-term obligations to former distributors, less discount	4,171	9,382
Long-term litigation settlement, less discount	24,651	—
Deferred tax liabilities	20,037	32,984
Accrued income taxes	2,818	2,705
Stockholders' equity:
Common stock, $0.01 par value:
Authorized shares—400,000
Issued and outstanding shares—50,197 at June 30, 2010 and 50,094 at December 31, 2009	502	501
Additional paid-in capital	276,816	273,309
Excess purchase price over predecessor basis	(63,500)	(63,500)
Accumulated other comprehensive loss	(8,928)	(489)
Accumulated deficit	(190,950)	(173,364)

Total stockholders' equity	$13,940	$36,457

Total liabilities and stockholders' equity	$316,288	$340,580

See notes to unaudited consolidated financial statements.

AGA MEDICAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Net sales	$53,750	$49,961	$105,026	$94,381
Cost of goods sold	7,782	8,196	14,987	17,004

Gross profit	45,968	41,765	90,039	77,377
Operating expenses:
Selling, general and administrative	24,456	23,792	49,843	46,456
Research and development	11,470	8,618	21,620	16,477
Litigation settlement	—	—	31,859	—
Amortization of intangible assets	4,936	4,676	9,971	9,894
Change in purchase consideration	(240)	(698)	(153)	(698)
Gain on disposal of assets	(12)	(26)	(1)	(26)

Total operating expenses	40,610	36,362	113,139	72,103
Operating income (loss)	5,358	5,403	(23,100)	5,274
Investment loss	—	—	—	(2,352)
Interest income	21	29	60	61
Interest expense	(2,390)	(3,638)	(4,451)	(8,149)
Other income (expense), net	135	771	(263)	1,275

Income (loss) before income taxes	3,124	2,565	(27,754)	(3,891)
Income tax provision (benefit)	(518)	399	(10,168)	306

Net income (loss)	3,642	2,166	(17,586)	(4,197)
Less Series A and B preferred stock and Class A common stock dividends	—	(4,237)	—	(8,471)

Net income (loss) applicable to common stockholders	$3,642	$(2,071)	$(17,586)	$(12,668)

Net income (loss) per common share—basic	$0.07	$(0.10)	$(0.35)	$(0.59)

Net income (loss) per common share—diluted	$0.07	$(0.10)	$(0.35)	$(0.59)

Weighted average common shares—basic	50,156	21,482	50,130	21,482

Weighted average common shares—diluted	51,207	21,482	50,130	21,482

See notes to unaudited consolidated financial statements.

AGA MEDICAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Six Months Ended
	June 30, 2010	June 30, 2009
Operating activities
Net loss	$(17,586)	$(4,197)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,836	12,222
Debt discount accretion and deferred financing cost amortization	1,226	1,349
Provision for litigation settlement	24,359	—
Loss on equity investment	—	2,352
Change in deferred taxes	(11,825)	(2,161)
Change in purchase accounting consideration	(153)	(698)
Stock-based compensation	2,658	1,737
Gain on disposal of property and equipment	(1)	(26)
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(5,628)	(15,214)
Inventory	608	2,798
Prepaid expenses and other assets	(538)	(1,111)
Income tax receivable	(1,866)	—
Reserve for customer returns	(104)	911
Trade accounts payable	(1,281)	235
Income tax payable	(576)	528
Accrued income taxes	112	127
Accrued expenses	(414)	(523)

Net cash provided by (used in) operating activities	1,827	(1,671)
Investing activities
Acquisitions	(8,003)	(34,805)
Purchases of property and equipment	(1,481)	(6,123)
Increase in restricted cash	(2,811)	(332)

Net cash used in investing activities	(12,295)	(41,260)
Financing activities
Proceeds from long-term debt	—	15,000
Proceeds from revolving line of credit	5,000	15,080
Payments on revolving line of credit	(5,000)	—
Payment of deferred financing fees	—	(1,625)
Additional expenses related to initial public offering of common stock	(89)	—
Issuance of common stock under employee stock purchase plan	273	—
Proceeds from exercise of stock options	596	24
Purchase of Class B common stock	—	(124)

Net cash provided by financing activities	780	28,355
Effect of exchange rate changes on cash	(107)	551

Net change in cash and cash equivalents	(9,795)	(14,025)
Cash and cash equivalents at beginning of period	24,470	22,867

Cash and cash equivalents at end of period	$14,675	$8,842

Supplemental disclosures of cash flow information:
Interest paid	$3,124	$6,046

Taxes paid	$4,031	$2,809

See notes to unaudited consolidated financial statements.

AGA MEDICAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

        AGA Medical Holdings, Inc., a Delaware corporation (AGA Medical or the Company), is a leading innovator and manufacturer of minimally invasive, transcatheter devices to treat structural heart defects and vascular abnormalities, which the Company markets under the AMPLATZER brand. The Company's occlusion devices are used to occlude, or close, defects, or holes, and have been shown to be highly effective in defect closure. AGA Medical sells its devices to interventional cardiologists, electrophysiologists, interventional radiologists and vascular surgeons in 112 countries through a combination of direct sales and the use of distributors. The Company is investing in research and development, which includes clinical trials, to develop new products and new indications for existing products where there is a significant unmet medical need and a desire to improve the standard of care for patients. All research and development programs take advantage of AGA Medical's core competencies in braiding thin wires using a shape memory metal alloy, nitinol, which is commonly used in medical devices. The Company has a portfolio of patents to protect its intellectual property rights.

2. Basis of Presentation

        The accompanying unaudited financial statements of AGA Medical have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, these statements include all adjustments (consisting of normal recurring adjustments) considered necessary to present a fair statement of the Company's consolidated results of operations, financial position and cash flows. Operating results for any interim period are not necessarily indicative of the results that may be expected for the full year. Preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and footnotes. Actual results may differ from those estimates. This Quarterly Report on Form 10-Q should be read in conjunction with the Company's most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on March 4, 2010.

        The Company's common stock, basic and diluted net income (loss) per common share and basic and diluted weighted average shares give effect for all periods to the 1.00 for 7.15 reverse stock split of the Company's common stock which occurred immediately prior to the Company's October 21, 2009 initial public offering of stock.

  Reclassification

        The balance sheet and cash flow statement reflect the reclassification of certain prior period amounts to conform to the current period presentation.

  Critical Accounting Policies and Estimates

        There have been no material changes to the Company's critical accounting policies and estimates as described in Note 2 to the Company's consolidated financial statements included in the Company's Form 10-K for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on March 4, 2010.

AGA MEDICAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Basis of Presentation (Continued)

  Foreign Currency Transaction Gain and Losses

        Sales originating in the United States denominated in a currency other than the U.S. dollar are generally fixed in terms of the amount of foreign currency that will be received or paid. A change in exchange rates between the U.S. dollar and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss and is included in determining net income for the period in which the exchange rate changes. In the first quarter of 2009, the Company initiated a foreign currency hedging program. The objectives of the program are to reduce earnings volatility due to movements in foreign currency markets, limit loss in foreign currency-denominated cash flows, and preserve the operating margins of our foreign subsidiaries. The Company generally uses foreign currency forward contracts to hedge transactions related to projected inter-company sales and inter-company debt on a monthly basis. The Company also may hedge firm commitments. These contracts generally relate to obligations associated with our European operations and are denominated primarily in Euros and sterling. All of the Company's foreign exchange contracts are recognized on the balance sheet at their fair value. The Company does not enter into foreign exchange contracts for speculative purposes. We recorded gains from foreign currency forward contracts of $1.5 million and $1.7 million for the three and six months ended June 30, 2010, respectively and $0.0 million and $0.1 million for the three and six months ended June 30, 2009, respectively. These are reflected on the consolidated statement of operations in the other income (expense), net line. Amounts on the balance sheet at June 30, 2010 and December 31, 2009 are immaterial.

3. Recent Accounting Pronouncements

        In January 2010, the Financial Accounting Standards Board, or FASB, issued ASU 2010-06 which amends the fair value measurements disclosure requirements to require additional disclosures about transfers into and out of Levels 1 and 2 in the fair value hierarchy and additional disclosures about purchases, sales, issuances and settlements relating to Level 3 fair value measurements. Additionally, it clarifies existing fair value disclosures about the level of disaggregation of inputs and valuation techniques used to measure fair value. We have adopted the new disclosure requirements in ASU 2010-06 for the period ended March 31, 2010. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

        In June 2009, the FASB issued ASC Topic 860 which defines accounting standards for transfers and servicing of financial assets and extinguishments of liabilities. This standard eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures. The standard became effective in the first quarter of 2010. The Company adopted ASC Topic 860 effective January 1, 2010. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

        In June 2009, the FASB issued ASC Topic 810, which defines accounting standards on variable interest entities to address the elimination of the concept of a qualifying special purpose entity. This standard also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, it

AGA MEDICAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Recent Accounting Pronouncements (Continued)

provides more timely and useful information about an enterprise's involvement with a variable interest entity. This standard became effective in the first quarter of 2010. The Company adopted ASC Topic 810 effective January 1, 2010. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

4. Recent Acquisitions

        Effective January 1, 2009, the Company purchased the distribution rights, inventory and intangible assets from its distributor in France. The Company established a wholly-owned subsidiary in France called Amplatzer Medical France SAS. The $3.5 million aggregate purchase price included (i) a payment on April 1, 2009, which, as of the acquisition date, had a net present value of $1.4 million, (ii) $0.8 million for inventory, and (iii) a contingent payment in January 2010, which, as of the acquisition date, had a net present value of $1.3 million payable if certain revenue goals were achieved during this period. On April 1, 2009, the Company made a payment in the amount of $1.4 million. During the quarter ended March 31, 2010, the Company paid the contingent payment due in January 2010, which had a fair value of $1.5 million, the contingent payable amount as of December 31, 2009.

        The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $2.7 million. The fair value of the identifiable intangible assets and inventory were determined by management.

        On January 1, 2009, the Company purchased the distribution rights, inventory and intangible assets from its two distributors in Portugal. The Company established a wholly-owned subsidiary in Portugal called Amplatzer Medical Portugal, Unipessoal LDA. The $3.5 million aggregate purchase price included payments of $2.5 million in January 2009, $0.2 million for inventory, and a contingent payment in January 2010, which, as of the acquisition date, had a net present value of $0.8 million payable if certain revenue goals were achieved during this period. During the quarter ended March 31, 2010, the Company paid the contingent payments due in January 2010, which had a fair value of $0.8 million, the contingent payable amounts as of December 31, 2009.

        The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $3.3 million. The fair value of the identifiable intangible assets and inventory were determined by management.

        On January 1, 2009, the Company purchased the distribution rights, inventory and intangible assets from its distributor in the Netherlands. The $1.0 million aggregate purchase price included payments of $0.4 million in January 2009, $0.3 million for inventory, and a contingent payment in January 2010, which, as of the acquisition date, had a net present value of $0.3 million payable if certain revenue goals were achieved during this period. During the quarter ended March 31, 2010, the Company paid the contingent payment due in January 2010, which had a fair value of $0.3 million, the contingent payable amount as of December 31, 2009.

        The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $0.7 million. The fair value of the identifiable intangible assets and inventory were determined by management.

        On January 1, 2009, the Company purchased the structural heart product distribution rights, inventory and intangible assets from its distributor in Canada. The Company established a wholly-owned subsidiary in Canada called AGA Medical Canada Inc. The $2.8 million aggregate purchase

AGA MEDICAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Recent Acquisitions (Continued)

price included payments of $1.1 million in January 2009, $0.8 million for inventory, and a contingent payment in January 2010 which, as of the acquisition date, had a net present value of $0.9 million payable if certain revenue goals were achieved during this period. During the quarter ended March 31, 2010, the Company paid the contingent payment due in January 2010, which had a fair value of $0.8 million, the contingent payable amount as of December 31, 2009.

        The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $2.0 million. The fair value of the identifiable intangible assets and inventory were determined by management.

        On January 8, 2009 (and effective as of January 1, 2009), the Company purchased the distribution rights, inventory, equipment, intangible assets and goodwill from its distributor located in Italy, which under ASC Topic 805 constitutes an acquired business. The Company established a wholly-owned subsidiary in Italy called AGA Medical Italia S.R.L. The aggregate purchase price was $41.0 million.

        The excess purchase price over the fair value of underlying assets acquired and liabilities assumed was allocated to goodwill. The goodwill recorded as a result of the acquisition is not deductible for income tax purposes. The goodwill represents the strategic benefit of growing the Company's business and the expected revenue growth from increased market penetration from future products and customers. The following tables summarize the consideration paid and the estimated fair value of the assets acquired at the date of acquisition.

(in thousands)
Consideration:
Cash payment	$26,600
Discounted guaranteed and contingent debt obligations	14,400

Total consideration	$41,000

Purchase Price Allocation:
Inventory	$1,900
Goodwill	21,606
Other intangible assets	26,398

Total assets acquired	$49,904

Current liabilities	615
Deferred income taxes, net	8,289

Net assets acquired	$41,000

        In addition, the Company has agreed to pay the former owners up to $6.7 million if certain revenue goals are achieved during the first three years following the date of the agreement. The achievements are defined as follows:

          Year 2009—$3.1 million guaranteed payment to be paid in January 2010 and a $2.5 million contingent payment payable in January 2010 if gross revenues of AB Medica-AGA Division S.R.L. exceed 20.0 million Euro.

AGA MEDICAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Recent Acquisitions (Continued)

          Year 2010—$3.4 million guaranteed payment to be paid in January 2011 and a $2.2 million contingent payment payable in January 2011 if gross revenues of AB Medica-AGA Division S.R.L. exceed 22.0 million Euro.

          Year 2011—$3.7 million guaranteed payment to be paid in January 2012 and a $2.0 million contingent payment payable in January 2012 if gross revenues of AB Medica-AGA Division S.R.L. exceed 24.0 million Euro.

        On April 1, 2009, the Company made a $2.0 million contingent payment as a result of certain goals that were achieved.

        During the quarter ended March 31, 2010, the Company paid $1.3 million relating to the fiscal year 2009 contingent payment and $3.1 million was paid relating to the January 2010 guaranteed payment.

        The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $24.8 million and a noncompete agreement valued at $1.6 million. The fair value of the identifiable intangible assets and inventory were determined by management.

        On January 1, 2010, the Company purchased the vascular product distribution rights, inventory and intangible assets from its distributor in Canada. The $0.3 million aggregate purchase price included payments of $0.1 million in January 2010, $0.1 million for inventory, and a contingent payment in January 2011 which as of the acquisition date had a net present value of $0.1 million payable if certain revenue goals are achieved during this period.

        The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately eight years. The intangible assets include a customer list valued at $0.2 million. The fair value of the identifiable intangible assets and inventory were determined by management.

        See note 13 ("Fair Value Measurements") for the Company's evaluation of the fair value of all of the Company's outstanding contingent payments as of June 30, 2010.

5. Goodwill and Intangible Assets

        The following table provides a reconciliation of goodwill (in thousands):

Balance as of December 31, 2009	$85,381
Currency translation effect	(3,455)

Balance as of June 30, 2010 (unaudited)	$81,926

AGA MEDICAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Goodwill and Intangible Assets (Continued)

        Intangible assets consist of the following:

	Weighted Average Useful Life (in Years)	As of June 30, 2010 (unaudited)			As of December 31, 2009
(in thousands)		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade name	Indefinite	$10,650	$—	$10,650	$10,650	$—	$10,650
Developed technology	6.0	86,650	(48,778)	37,872	86,650	(43,817)	42,833
Customer relationships	4.9	59,293	(20,163)	39,130	64,694	(17,431)	47,263
Patent rights	7.5	14,500	(6,767)	7,733	14,500	(5,800)	8,700
Licensed patent	2.3	1,000	(864)	136	1,000	(763)	237
Noncompete agreement	11.8	2,405	(848)	1,557	2,710	(738)	1,972

		$174,498	$(77,420)	$97,078	$180,204	$(68,549)	$111,655

        Intangible assets are amortized using methods that approximate the benefit provided by the utilization of the assets. Total amortization expense of intangible assets was $4.9 million and $10.0 million for the three and six months ended June 30, 2010, respectively, and $4.7 million and $9.9 million for the three and six months ended June 30, 2009, respectively.

6. Inventories

        Inventory is valued at the lower of cost or market with cost determined using the first-in, first-out method. Inventory consists of the following (in thousands):

	June 30, 2010	December 31, 2009
	(unaudited)
Raw materials	$5,819	$7,030
Work-in-process	522	360
Finished goods—warehouses	5,208	5,614
Finished goods—consignment	1,845	1,306
Inventory reserve	(1,594)	(1,902)

	$11,800	$12,408

        The Company makes adjustments to the value of inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices.

AGA MEDICAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Property, and Equipment, Net

        Property and equipment, net consist of the following (in thousands):

	June 30, 2010	December 31, 2009
	(Unaudited)
Manufacturing equipment	$5,846	$5,566
Land	5,103	5,103
Office furniture and equipment	4,754	4,762
Computer hardware and software	13,989	12,891
Building	16,123	16,123
Building improvements	1,756	1,651
Leasehold improvements	2,996	3,951
Land improvements	1,493	1,493
Assets not in service	1,208	1,490

	53,268	53,030
Accumulated depreciation	(16,385)	(14,361)

Property and equipment, net	$36,883	$38,669

        Total depreciation expense for property and equipment was $1.5 million and $2.9 million for the three and six months ended June 30, 2010, respectively, and $1.3 million and $2.3 million for the three and six months ended June 30, 2009, respectively.

8. Debt

        At December 31, 2008, there was a borrowing of $9.9 million under the Company's revolving credit facility, with subsequent borrowings of $5.6 million and $9.5 million on January 2, 2009 and March 20, 2009, respectively. Borrowings under the Company's revolving credit facility bear interest at the alternate base rate or the Eurodollar rate. In March 2009, Bank of America, N.A. assumed the participation of this credit agreement previously held by Lehman Commercial Paper, Inc. The revolving credit facility expires on July 28, 2011. The Company fully repaid on October 26, 2009 the amounts outstanding under the Company's revolving credit facility with net proceeds from its initial public offering and subsequently has $25.0 million of availability under this facility. At June 30, 2010 and December 31, 2009, there were no borrowings under the Company's revolving credit facility.

        On July 28, 2005, the Company entered into a $50.0 million, 10% senior subordinated note agreement with a stockholder. As part of the agreement, the Company issued 6,524 shares of Series A preferred stock valued at $6.5 million, which shares were converted to 912,447 shares of the Company's common stock immediately prior to completion of our initial public offering. The discounted issue value of the subordinated note was $43.5 million. The senior subordinated notes were fully repaid on October 26, 2009, with proceeds of the Company's initial public offering.

        On January 5, 2009, the Company entered into a $15.0 million, 10% senior subordinated note agreement with a stockholder. As part of the agreement, the Company issued 1,879 shares of Series B preferred stock valued at $1.9 million to the stockholder, which shares were converted to 95,562 shares of the Company's common stock immediately prior to completion of our initial public offering.. The discounted issue value of the subordinated note is $13.1 million. Interest on the senior subordinated note is payable on a semiannual basis. The senior subordinated note has financial and restrictive covenants similar to the Company's term loan facility covenants. The subordinated note agreement matures on July 28, 2012. The $1.9 million of value assigned to the Series B preferred stock represents

AGA MEDICAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Debt (Continued)

a discount from the face value of the note, which will be accreted to its repayment amount utilizing the effective interest method.

        The term loan facility, revolving credit facility and subordinated note agreements have financial covenants and include various restrictions with respect to the Company. In addition, there are restrictions on indebtedness, liens, guarantees, redemptions, mergers, acquisitions and sales of assets over certain amounts. In addition, the covenants include maximum interest expense coverage, debt and leverage ratios and restrictive covenants, including limitations on new debt, advances to subsidiaries and employees, capital expenditures and transactions with stockholders and affiliates. The Company was in compliance with all covenants at December 31, 2009 and June 30, 2010.

9. Commitments and Contingencies

Litigation

        On January 29, 2007, Medtronic, Inc. filed a patent infringement action against the Company in the U.S. District Court for the Northern District of California, alleging that substantially all of the Company's AMPLATZER occluder and vascular plug devices, which have historically accounted for substantially all of the Company's net sales, infringe three of Medtronic's method and apparatus patents on shape memory alloy stents (U.S. Patent Nos. 5,190,546, 6,306,141 and 5,067,957, collectively known as the "Jervis patents"). On March 26, 2010, Medtronic and the Company entered into a Settlement and License Agreement in which the parties agreed to settle all issues in the pending litigation. The Company agreed to pay Medtronic the total amount of $35.0 million according to the following schedule: The first payment of $7.5 million was paid in April 2010; the second payment of $7.5 million will be paid in January 2012; and the third and fourth payments of $10.0 million each will be paid in January 2013 and January 2014. Medtronic also granted the Company a royalty-free, paid-up license to the patents at issue for any and all existing Company products, as well as any future Company products that use nitinol for the entire term of the Jervis patents. On March 30, 2010, an order was entered by the court dismissing the litigation with prejudice. The settlement resulted in a charge for the period ended March 31, 2010 of $31.9 million, representing the discounted value of the $35.0 million settlement amount to be paid out over the four-year period.

        On November 30, 2007, the University of Minnesota filed a patent infringement action alleging that the Company's AMPLATZER occlusion devices infringe their method and apparatus patents on septal devices. One of the two patents expired in 2004. The Company believes that it has significant defenses to the litigation, including unenforceability, invalidity and non-infringement. The Company believes this claim is without merit and will continue to vigorously defend its position. As the outcome is uncertain, the Company did not accrue any costs resulting from the claim at June 30, 2010 or December 31, 2009.

        The Company is subject to other various litigation claims in the normal course of business. Management does not believe that any of these claims will have a material impact on the financial statements.

10. Stock-based compensation

        Stock-based compensation expense was $1.3 million and $2.7 million for the three and six months ended June 30, 2010, respectively, and $0.9 million and $1.7 million for the three and six months ended June 30, 2009, respectively.

AGA MEDICAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Income Taxes

        The Company uses an estimated annual effective tax rate to determine its quarterly provision for income taxes. The Company has recorded an income tax benefit of $0.5 million and $10.2 million for the three and six months ended June 30, 2010, respectively, and income tax expense of $0.4 million and $0.3 million for the three and six months ended June 30, 2009, respectively. The income tax benefit was subject to an annual loss limitation during the current quarter.

        At June 30, 2010 and 2009, the Company had capital loss carryforwards of $5.6 million and $6.0 million, respectively, which expire at various times beginning in 2009 through 2014. The Company has established a valuation allowance against these capital loss carryforwards, as it does not believe they will be realizable in future years. Additionally, the Company has foreign net operating losses from prior years. The Company has established full valuation allowances against these due to lack of sufficient positive evidence to realize the deferred tax assets associated with the net operating losses in each country.

        The Company records all income tax contingency accruals in accordance with ASC Topic 740. At December 31, 2009 and June 30, 2010, the Company had $1.8 million and $2.0 million of unrecognized tax benefits, respectively, including interest and penalties, that, if recognized would result in a reduction of the Company's effective tax rate. As of December 31, 2009 and June 30, 2010, the Company had approximately $1.2 million and $1.3 million accrued for interest and penalties, respectively. The Company recognizes interest and penalties related to income tax matters in income tax expense and reports the liability in current or long-term income taxes payable, as appropriate.

        The Company's income tax returns are subject to examination for 2006 and subsequent years. The Company's federal income tax returns that were under examination were concluded by June 30, 2010 with the resulting expense recorded as a discrete item in the second quarter. State and foreign income tax returns are generally subject to examination for a period of three to four years after filing of the respective return. The state impact of any federal changes remains subject to examination by various states for a period up to one year after formal notification to the states.

12. Earnings Per Common Share

        Basic net income or loss per share is calculated in accordance with ASC Topic 260. Basic earnings per share (EPS) is calculated using the weighted-average common shares outstanding in each period under the two-class method. The two-class method requires that the Company include in its basic EPS calculation when dilutive, the effect of the Company's convertible preferred stock as if that stock were converted into common shares. The convertible preferred shares are not included in the Company's basic EPS calculation when the effect of inclusion would be antidilutive.

        Diluted EPS assumes the conversion, exercise or issuance of all potential common stock equivalents, unless the effect of inclusion would result in the reduction of a loss or the increase in income per share. For purposes of this calculation, the Company's stock options are considered to be potential common shares and are only included in the calculation of diluted EPS when the effect is dilutive. The shares used to calculate basic and diluted EPS represent the weighted-average common shares outstanding. The terms of the Company's preferred stock, all of which converted to common stock in connection with the Company's initial public offering, included the right to participate with common stockholders in the dividends and unallocated income. Net losses were not allocated to the preferred stockholders. Therefore, when applicable, basic and diluted EPS are calculated using the two-class method as the Company's convertible preferred stockholders had the right to participate or share in the undistributed earnings with common stockholders. Diluted net loss per common share was

AGA MEDICAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Earnings Per Common Share (Continued)

the same as basic net loss per share for the six months ended June 30, 2010 and the three and six months ended June 30, 2009, since the effect of any potentially dilutive securities was excluded as they were anti-dilutive due to the net loss attributable to common stockholders.

        The effect of the Company's participating convertible Series A and Series B preferred stock is excluded in basic EPS under the two-class method in accordance with ASC Topic 260, for the three and six months ended June 30, 2009 because the effect is anti-dilutive as a result of the net loss attributable to common stockholders.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share amounts)	2010	2009	2010	2009
Numerator:
Net income (loss)	$3,642	$2,166	$(17,586)	$(4,197)
Series A and Series B preferred stock and Class A common stock dividends	—	(4,237)	—	(8,471)

Net income (loss) applicable to common stockholders	$3,642	$(2,071)	$(17,586)	$(12,668)

Denominator:
Weighted average common shares outstanding	50,156	20,559	50,130	20,559
Weighted average effect of the assumed conversion of Class A common stock from the date of issuance	—	923	—	923
Weighted average effect of the assumed conversion of Series A and B preferred stock from the date of issuance	—	—	—	—

Weighted average shares of common stock outstanding, basic	50,156	21,482	50,130	21,482

Common Stock Equivalents:
Stock Options	793	—	—	—
Restricted Stock Units	237	—	—	—
Employee Stock Purchase Plan	21	—	—	—

Weighted average shares of common stock outstanding, diluted	51,207	21,482	50,130	21,482

Net income (loss) per share—basic	$0.07	$(0.10)	$(0.35)	$(0.59)

Net income (loss) per share—diluted	$0.07	$(0.10)	$(0.35)	$(0.59)

Shares excluded because effect would be anti-dilutive
Common Stock Equivalents:
Conversion of Series A Preferred	—	17,975	—	17,975
Conversion of Series B Preferred	—	96	—	96
Stock Options	609	1,411	1,393	1,413
Restricted Stock Units	—	—	237	—
Employee Stock Purchase Plan	—	—	17	—

AGA MEDICAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Fair Value Measurements

        The fair value of assets and liabilities is determined on the exchange price which would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The determination of fair value is based upon a three-tier fair value hierarchy, which prioritizes the inputs used in fair value measurements. The three-tier hierarchy for inputs used in measuring fair value is as follows:

  •
  Level 1—Unadjusted quoted prices in active markets for identical assets or liability

  •
  Level 2—Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets

  •
  Level 3—Unobservable inputs for the asset or liability for which there is little to no market data which requires the entity to develop its own assumption.

        The Company recognizes transfers between tiers of the three-tier hierarchy at the end of the period.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

        The carrying value of cash and cash equivalents approximates fair value at June 30, 2010 and December 31, 2009. Cash and cash equivalents are classified as Level 1 in the fair value hierarchy.

        The Company measures the fair value of contingent consideration at each reporting period using Level 3 inputs. The Company has recorded the acquisition date estimated fair value of the contingent payment milestones as a component of consideration transferred using Level 3 inputs. The acquisition date fair values were measured based on the probability and adjusted present value of amounts expected to be paid. The probability adjusted contingent considerations were discounted at the weighted average cost of capital for each acquisition. See note 4 ("Recent Acquisitions") and the following paragraphs for specific amounts recorded for each acquisition with remaining amounts due in future periods.

        On January 8, 2009 (and effective as of January 1, 2009), the Company purchased the distribution rights, inventory, equipment, intangible assets and goodwill from its distributor located in Italy, which under ASC Topic 805 constitutes an acquired business. The Company has agreed to pay the former owners up to $6.7 million if certain revenue goals are achieved during the first three years following the date of the agreement. The achievements are defined as follows:

          Year 2009—$3.1 million guaranteed payment to be paid in January 2010 and a $2.5 million contingent payment payable in January 2010 if gross revenues of AB Medica-AGA Division S.R.L. exceed 20.0 million Euro.

          Year 2010—$3.4 million guaranteed payment to be paid in January 2011 and a $2.2 million contingent payment payable in January 2011 if gross revenues of AB Medica-AGA Division S.R.L. exceed 22.0 million Euro.

          Year 2011—$3.7 million guaranteed payment to be paid in January 2012 and a $2.0 million contingent payment payable in January 2012 if gross revenues of AB Medica-AGA Division S.R.L. exceed 24.0 million Euro.

AGA MEDICAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Fair Value Measurements (Continued)

        On April 1, 2009, the Company made a $2.0 million contingent payment as a result of certain goals that were achieved.

        As of December 31, 2009, the balance of the contingent obligation recorded was $4.0 million and the discounted value of the guaranteed payment was $9.8 million. In January 2010, $1.3 million was paid relating to the fiscal year 2009 contingent payment and $3.1 million was paid relating to the January 2010 guaranteed payment. For the three and six month periods ending June 30, 2010, the Company recorded as a reduction to operating expense approximately $0.2 million. As of June 30, 2010, the balance of the contingent obligation recorded was $2.2 million.

        In conjunction with the January 1, 2010 purchase of the vascular distribution rights, inventory and intangible assets from the Company's distributor in Canada, a contingent payment payable in January 2011, which as of the acquisition date had a net present value of $0.1 million payable if certain revenue goals are achieved during this period, was recorded. As of June 30, 2010, the balance of the contingent obligation recorded was $0.1 million.

        The following table represents a summary of the contingent consideration liability and activity (in thousands) for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Contingent Consideration:
Balance at Beginning of Period	$2,747	$9,977	$7,457	$—
Purchase price contingent consideration	—	—	100	10,558
Payments	—	(2,000)	(4,727)	(2,000)
Change in fair value of contingent consideration (included in the statement of operations)	(240)	(698)	(153)	(698)
Currency translation effect	(249)	865	(419)	284

Balance at End of Period	$2,258	$8,144	$2,258	$8,144

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

        During the three and six month periods ended June 30, 2010 and June 30, 2009 we had no significant fair value measurements of assets or liabilities at fair value subsequent to their initial recognition, except as disclosed in Note 14.

Fair Value of Financial Instruments

        The carrying value of the Company's debt instruments approximates fair value for all periods presented.

14. Equity Method Investment

        During the first quarter of 2009, the Company determined that its equity method investment in Ample Medical, Inc. was other-than-temporarily impaired and wrote-off the remaining investment

AGA MEDICAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Equity Method Investment (Continued)

balance to its fair value of $0.0 million. The loss on impairment of $2.3 million is recorded in the investment loss line item on the statement of operations for the six months ended June 30, 2009.

15. Comprehensive Income

        Comprehensive income consists of net income and the effects of foreign currency translation. The following table provides a reconciliation of net income (loss) to comprehensive income (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Net income (loss)	$3,642	$2,166	$(17,586)	$(4,197)
Changes in foreign currency translation	(4,825)	3,900	(8,439)	431

Total comprehensive income (loss)	$(1,183)	$6,066	$(26,025)	$(3,766)

16. Segment Information

        We review our operations and manage our business as one reportable segment where we develop, manufacture and market our products which are sold in 112 countries through a combination of direct sales and the use of distributors. Factors used to identify our single operating segment include the financial information available for evaluation by our chief operating decision maker in making decisions about how to allocate resources and assess performance.

        Net sales to external customers and long-lived assets by geography are as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Net sales:
United States	$20,241	$19,975	$38,580	$36,750
International:
Europe (exclusive of Italy)	15,511	15,158	31,684	28,752
Italy	5,892	5,703	12,058	11,379
Other	12,106	9,125	22,704	17,500

Total International	33,509	29,986	66,446	57,631

Total net sales	$53,750	$49,961	$105,026	$94,381

	June 30, 2010	December 31, 2009
	(Unaudited)
Long-lived assets:
United States	$166,684	$172,328
Italy	37,118	45,394
International (exclusive of Italy)	20,308	23,942

Total long-lived assets	$224,110	$241,664

AGA MEDICAL HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Segment Information (Continued)

        We are not dependent on any single customer, and no single customer (including distributors) accounted for more than 10% of our net sales for the three and six months ended June 30, 2010 and 2009.

17. Subsequent Events

        In August 2006, we filed an initial patent infringement suit in August 2006 against Occlutech GmbH (Occlutech), based in Jena, Germany. In June 2010 the Regional Court in Dusseldorf entered judgment awarding AGA Medical 2.1 million Euros as damages resulting from Occlutech's infringement of AGA Medical's patent. Although subject to appeal, we have preliminarily enforced the decision and received a payment of 2.1 million Euros in July 2010 from Occlutech. We did not record a gain contingency in our financial results as the appeal process is not yet complete. In conjunction with this judgment award, we are required to post a letter of credit with the Regional Court in Dusseldorf. The letter of credit was issued in July 2010, resulting in a $2.5 million increase to our restricted cash balance.

        On August 3, 2010, our revolving credit facility was increased from $25.0 million to $40.0 million, with a new maturity date of January 28, 2013. The maturity date will be January 28, 2012 if the senior subordinated notes due 2012 have not been retired in full by January 28, 2012. No change was made to the guarantors, collateral, the representations and warranties or the covenants. Under this agreement our effective interest rate as of June 30, 2010 would have been 4.84% as compared to 2.34% under the existing agreement. We incurred upfront fees of approximately $0.7 million that will be recorded to interest expense over the term of the revolving credit facility.

ANNEX A

AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION

among

ST. JUDE MEDICAL, INC.,

ASTEROID SUBSIDIARY CORPORATION

and

AGA MEDICAL HOLDINGS, INC.

Dated as of October 15, 2010

A-i

A-ii

Exhibit A         Conditions to the Offer
Exhibit B         Certificate of Incorporation of Surviving Corporation

INDEX OF DEFINED TERMS

Definition	Location
401(k) Plan	6.1(a)(i)(G)
501(k)'s	4.11(c)
Acceptance Date	1.1(f)
Acquisition Proposal	6.2(h)(i)
Action	4.10
Adverse Recommendation Change	6.2(b)
Affiliate	9.3(a)
Affiliate Transaction	4.25
AGA Sub	6.15
Agreement	Preamble
Alternative Acquisition Agreement	6.2(b)
Alternative Termination Fee	8.3(b)
Average Trading Price	9.3(b)
Book-Entry Shares	3.3(b)
Business Day	9.3(c)
Cash Consideration	1.1(a)
Cash Election	1.1(c)
Cash Merger Consideration	3.1(a)
Cash Merger Share Reduction	3.1(g)
Cash Merger Shares	3.1(a)
Cash Proration Factor	1.1(d)(iii)

A-iii

Definition	Location
Certificate of Merger	2.3
Certificates	3.3(b)
Closing	2.2
Closing Date	2.2
Code	3.4
Company	Preamble
Company Board	Recitals
Company Bylaws	4.1(b)
Company Charter	4.1(b)
Company Disclosure Letter	Article IV
Company Marks	4.19(i)
Company Patents	4.19(b)
Company Plans	4.12(a)
Company Preferred Stock	4.2(a)
Company Registered Copyrights	4.19(b)
Company Registered IP	4.19(b)
Company Registered Marks	4.19(b)
Company SEC Documents	4.6(a)
Company Stock Awards	4.2(b)
Company Stock Option	3.2(a)
Company Stock Plans	3.2(a)
Company Stockholder Approval	4.4(a)
Company Stockholders' Meeting	6.3(b)
Confidentiality Agreement	6.4
Contract	4.5(a)
control	9.3(d)
Copyrights	4.19(a)
Deferred Prosecution Agreement	6.15
Delaware Secretary of State	2.3
DGCL	2.1
Dissenting Shares	3.5
Effective Time	2.3
Election	1.1(c)
Environmental Law	4.14(a)
Environmental Permit	4.14(a)
ERISA	4.12(a)
ESPP	3.2(e)
Excess Merger Parent Stock	3.3(e)
Excess Offer Parent Stock	1.1(g)
Exchange Act	1.1(a)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
FDA Laws	4.11(b)
Foreign Drug Laws	4.11(b)
Form of Election	1.1(c)
GAAP	4.6(b)
Governmental Entity	4.5(b)
Hazardous Substances	4.14(a)
HSR Act	4.5(b)
Inadequate Continuity of Interest	3.1(g)

A-iv

Definition	Location
Indebtedness	6.1(a)(vii)
Independent Directors	1.4(c)
Intellectual Property	4.19(a)
Intervening Event	6.2(b)
IRS	4.12(a)
knowledge	9.3(e)
Law	4.5(a)
Leased Real Property	4.18(b)
Liens	4.2(a)
Marks	4.19(a)
material	9.3(g)
Material Adverse Effect	4.1(a)
Material Contracts	4.16(a)
Maximum Cash Consideration	1.1(d)(i)
Maximum Cash Merger Consideration	3.1(d)
Maximum Stock Consideration	1.1(d)(ii)
Maximum Stock Merger Consideration	3.1(d)
Merger	Recitals
Merger Consideration	3.1(a)
Merger Stock Consideration Cap	3.1(e)
Merger Sub	Preamble
Merger Sub I	Recitals
Mergers	Recitals
Minimum Condition	Exhibit A
NASDAQ	1.5(b)
No Election Share	1.1(e)
Non-Stock Consideration	3.1(g)(i)
NYSE	1.1(g)
OFAC	4.11(f)
Offer	Recitals
Offer Conditions	1.1(b)
Offer Documents	1.2
Offer to Purchase	1.2
Outside Date	1.1(i)
Owned Real Property	4.18(b)
Parent	Preamble
Parent Common Stock	1.1(a)
Parent Equity Plans	6.4
Parent Material Adverse Effect	5.1
Parent Preferred Stock	5.4
Parent SEC Documents	5.11
Parent Shares	6.11
Parent Stock Election	1.1(c)
Parent Stock Options	5.4
Parent Stock Proration Factor	1.1(d)(iv)
Patents	4.19(a)
PBGC	4.12(d)(ii)
Permits	4.11(a)
Permitted Liens	4.18(a)
Person	9.3(h), 9.3(f)

A-v

Definition	Location
PMA's	4.11(c)
Post-Effective Amendment	6.3(a)
Preliminary Prospectus	1.2
Proper Delivery	3.3(b)
Proxy Statement	4.8
Qualified Acquisition Proposal	8.3(b)
Registration Statement	1.2
Related Party	4.25
Representatives	6.2(a)
RSU	3.2(b)
Sarbanes-Oxley Act	4.6(a)
Schedule 14D-9	1.3(b)
Schedule TO	1.2
SEC	1.1(i)
Second Merger	Recitals
Shares	Recitals
SSA	4.11(a)
Stock Consideration	1.1(a)
Stock Consideration Cap	1.1(f)
Stock Merger Consideration	3.1(a)
Stock Merger Shares	3.1(a)
Stockholders	9.3(i)
Subsidiary	9.3(j)
Superior Proposal	6.2(h)(ii)
Support Agreement	Recitals
Surviving Corporation	2.1
Takeover Laws	4.23
Tax	9.3(k)
Tax Return	9.3(l)
Termination Fee	8.3(b)
Testing Price	3.1(g)(ii)
Top-Up Consideration	1.5(b)
Top-Up Option	1.5(a)
Top-Up Shares	1.5(a)
Trade Secrets	4.19(a)
unsolicited	6.2(h)(iii)
Valuation Date	3.1(g)(iii)
Value of Stock Consideration	3.1(g)
Worker Safety Laws	4.13(f)

A-vi

 AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

        AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "Agreement"), dated as of October 15, 2010, between St. Jude Medical, Inc., a Minnesota corporation ("Parent"), Asteroid Subsidiary Corporation, a Delaware corporation and an indirect wholly owned Subsidiary of Parent ("Merger Sub") and AGA Medical Holdings, Inc., a Delaware corporation (the "Company").

RECITALS

        WHEREAS, it is proposed that Merger Sub shall commence an offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the "Shares") for the consideration and on the terms and subject to the conditions set forth herein;

        WHEREAS, each Share accepted by Merger Sub in accordance with the terms of the Offer will be exchanged for the following consideration from Merger Sub, at the election of the holder thereof and subject to the adjustments set forth in Section 1.1(d) through Section 1.1(h): (i) for a Share with respect to which a Cash Election has been made, the Cash Consideration; and (ii) for a Share with respect to which a Parent Stock Election has been made, the Stock Consideration, all subject to and in accordance with the provisions set forth herein, including the adjustment and proration provisions herein;

        WHEREAS, the parties intend that, following the consummation of the Offer, Merger Sub shall be merged with and into the Company, with the Company surviving that merger, on the terms and subject to the conditions set forth herein (the "Merger"), and each Share that is issued and outstanding immediately prior to the Effective Time (other than each such Share that is owned by Parent or any of its wholly owned Subsidiaries immediately prior to the Effective Time and each Share that is held in the treasury of the Company or owned by the Company or any of its wholly owned Subsidiaries immediately prior to the Effective Time and any Dissenting Shares) will be canceled and converted into the right to receive, subject to the adjustments set forth in Section 3.1(d) through Section 3.1(g), either the Cash Merger Consideration or Stock Merger Consideration, all subject to and in accordance with the provisions set forth herein, including the adjustment provisions herein;

        WHEREAS, unless otherwise provided in Section 6.13, as soon as practicable following the Merger, Parent shall cause the Company to be merged with and into a wholly owned Subsidiary of Parent ("Merger Sub I"), with Merger Sub I surviving that merger (the "Second Merger" and together with the Merger, the "Mergers");

        WHEREAS, Parent, Merger Sub and the Company intend for federal income tax purposes that this Agreement constitute a "plan of reorganization" within the meaning of section 1.368-2(g) of the regulations promulgated under the Code;

        WHEREAS, the Boards of Directors of Parent and Merger Sub have each unanimously approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

        WHEREAS, the Board of Directors of the Company (the "Company Board") has (i) determined that it is in the best interests of the Company and its Stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Mergers and (iii) resolved and agreed, subject to the terms and conditions set forth herein, to recommend that the Stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt this Agreement (if required by applicable Law);

        WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain Stockholders of the

Company are entering into an agreement (the "Support Agreement") pursuant to which each such Person has agreed, subject to the terms and conditions set forth therein and herein, among other things, to tender the Shares held by such Person in the Offer; and

        WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe certain conditions to the Offer and the Merger as specified herein.

AGREEMENT

        NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
THE OFFER

        Section 1.1    The Offer.

        (a)   Provided that this Agreement shall not have been terminated in accordance with Article VIII, as promptly as reasonably practicable, and in any event no later than the 10th calendar day after the date hereof, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the "Exchange Act")) the Offer. In the Offer, each Share accepted by Merger Sub in accordance with the terms and subject to the conditions of the Offer shall be exchanged for the right to receive, at the election of the holder: (i) $20.80 in cash, without interest (such amount for each Share, the "Cash Consideration"), or (ii) such number of shares of common stock of the Parent, par value $0.10 ("Parent Common Stock") equal to the quotient obtained by dividing (A) $20.80 by (B) the Average Trading Price (such quotient representing shares of Parent Common Stock, rounded to the nearest thousandth, with 0.XXX5 or greater rounded up to the nearest thousandth of a share, for each Share, the "Stock Consideration"), in each case subject to proration as set forth in Section 1.1(d) and subject to the other provisions of this Section 1.1.

        (b)   The obligations of Merger Sub, and of Parent to cause Merger Sub, to accept for payment and pay for any Shares tendered pursuant to the Offer shall be subject only to (i) the satisfaction of the Minimum Condition and (ii) the satisfaction or waiver by Merger Sub of the other conditions set forth in Exhibit A hereto (such conditions, together with the Minimum Condition, the "Offer Conditions") and the terms and conditions hereof. Parent and Merger Sub expressly reserve the right, in their sole discretion, to waive any Offer Condition or to modify the terms or conditions of the Offer consistent with the terms of the terms of this Agreement, except that, without the prior written consent of the Company, neither Parent nor Merger Sub shall, except pursuant to Section 6.2(b) to the extent set forth below, (i) reduce the Cash Consideration or the Stock Consideration, (ii) change the form of consideration payable in the Offer (other than by adding consideration, pursuant to Section 1.1(d) through Section 1.1(h) or pursuant to Section 6.2(b)), (iii) reduce the number of Shares to be purchased by Merger Sub in the Offer, (iv) waive or amend the Minimum Condition or any of the conditions in clauses (b) or (c) of Exhibit A, (v) add to the Offer Conditions or impose any other conditions to the Offer, (vi) extend the expiration of the Offer except as required or permitted by Section 1.1(i), (vii) otherwise amend, modify or supplement any Offer Condition or any term of the Offer set forth in this Agreement in a manner adverse to the holders of Shares or (viii) abandon or terminate the Offer, except as provided in Article VIII hereof. Notwithstanding the foregoing, Parent may amend the Offer without violation of the foregoing limitations and without the prior written consent of the Company in connection with its "match" right set forth in Section 6.2(b) in order to cause the Offer to comply with its bona fide proposal(s) pursuant to that section, provided that such

"match" right-to-adjust shall not apply to Section 1.1(b)(iv) and shall apply to Section 1.1(b)(vii) only to the extent that the revised Offer, taken as a whole (as opposed to any individual term), has not been revised in a manner adverse to the holders of Shares.

        (c)   Subject to Sections 1.1(d), (e) and (f), each holder of Shares shall be entitled to elect (i) the number of Shares which such holder desires to exchange for the right to receive the Cash Consideration (a "Cash Election"), and (ii) the number of Shares which such holder desires to exchange for the right to receive Stock Consideration (a "Parent Stock Election"). Any Cash Election or Parent Stock Election shall be referred to herein as an "Election," and shall be made on a form mutually agreed by Merger Sub and the Company for that purpose (a "Form of Election"), included as part of the letter of election and transmittal accompanying the Offer. Holders of record who hold Shares as nominees, trustees or in other representative capacities may submit multiple Forms of Election on behalf of their respective beneficial holders, but only one such Form of Election for each such beneficial holder.

        (d)   Notwithstanding anything herein to the contrary:

            (i)  The maximum aggregate amount of cash payable pursuant to the Offer shall be (x) $20.80 multiplied by (y) 50% of the total number of Shares outstanding that are tendered and accepted for purchase pursuant to the Offer (such amount, or such greater amount specified in accordance with Section 1.1(f) being referred to as the "Maximum Cash Consideration"); and

           (ii)  The maximum aggregate amount of Stock Consideration issuable pursuant to the Offer shall be (x) the Stock Consideration multiplied by (y) 50% of the total number of Shares outstanding that are tendered and accepted for exchange pursuant to the Offer (such amount, or any lesser amount specified in accordance with Section 1.1(f) being referred to as the "Maximum Stock Consideration").

          (iii)  If the total number of Cash Elections would require aggregate cash payments in excess of the Maximum Cash Consideration, such Elections shall be subject to proration as follows. For each Cash Election, the number of Shares that shall be converted into the right to receive the Cash Consideration shall be (A) the total number of Shares subject to such Cash Election multiplied by (B) the Cash Proration Factor, rounded down to the nearest Share. The "Cash Proration Factor" means a fraction (x) the numerator of which shall be the Maximum Cash Consideration and (y) the denominator of which shall be the product of the aggregate number of Shares subject to all Cash Elections made by all holders of Shares, multiplied by the Cash Consideration. The Shares subject to such Cash Election that were not converted into the right to receive the Cash Consideration in accordance with this Section 1.1(d) shall be converted into the right to receive the Stock Consideration. All prorations resulting from this Section 1.1(d) shall be applied on a pro rata basis, such that each Stockholder who tenders Shares subject to a Cash Election bears its proportionate share of the proration, based on the percentage of all Shares subject to Cash Elections tendered by all Stockholders that is reflected by the total Shares subject to a Cash Election tendered by such Stockholder.

          (iv)  If the total number of Parent Stock Elections would require the issuance in the aggregate of a number of shares of Parent Common Stock in excess of the Maximum Stock Consideration, such Elections shall be subject to proration as follows. For each Parent Stock Election, the number of Shares that shall be converted into the right to receive the Stock Consideration shall be (A) the total number of Shares subject to such Parent Stock Election multiplied by (B) the Parent Stock Proration Factor, rounded down to the nearest Share. The "Parent Stock Proration Factor" means a fraction (x) the numerator of which shall be the Maximum Stock Consideration and (y) the denominator of which shall be the product of the aggregate number of Shares subject to all Parent Stock Elections made by all holders of Shares, multiplied by the Stock Consideration. The Shares subject to such Parent Stock Election that were not converted into the right to receive the Stock

  Consideration in accordance with this Section 1.1(d) shall be converted into the right to receive the Cash Consideration. All prorations resulting from this Section 1.1(d) shall be applied on a pro rata basis, such that each Stockholder who tenders subject to a Parent Stock Election bears its proportionate share of the proration, based on the percentage of all Shares subject to Parent Stock Elections tendered by all Stockholders that is reflected by the total Shares subject to a Parent Stock Election tendered by such Stockholder.

        (e)   Each Share tendered but which is not the subject of a valid Election (a "No Election Share") shall be deemed to be tendered subject to the following Elections:

            (i)  If the Cash Elections exceed the Maximum Cash Consideration such that proration of Cash Elections occur pursuant to Section 1.1(d)(iii), each No Election Share will be deemed tendered subject to a Parent Stock Election;

           (ii)  If the Parent Stock Elections exceed the Maximum Stock Consideration such that proration of Parent Stock Elections occurs pursuant to Section 1.1(d)(iv), each No Election Share will be deemed tendered subject to a Cash Election; and

          (iii)  If no proration occurs, each No Election Share will be deemed tendered in part subject to a Cash Election and in part subject to a Parent Stock Election. In such case, (A) 50% of the Shares validly tendered in the Offer, reduced by the number of Shares subject to valid Cash Elections (as adjusted pursuant to Sections 1.1(d)(iii) through 1.1(d)(iv)), shall be deemed to be subject to Cash Elections, and (B) 50% of the Shares validly tendered in the Offer, reduced by the number of Shares subject to valid Stock Elections (as adjusted pursuant to Sections 1.1(d)(iii) through 1.1(d)(iv)), shall be deemed to be subject to Stock Elections (it being understood that the sum of (A) and (B) shall equal the number of No Election Shares), and the related available Cash Consideration and Stock Consideration remaining after taking into account the affirmative Elections of Stockholders will be allocated on a pro rata basis among Stockholders who tendered No Election Shares such that the same percentage of a Stockholder's No Election Shares is treated as subject to a Cash Election as is so treated for each other Stockholder of No Election Shares and the same percentage of a Stockholder's No Election Shares is treated as subject to a Stock Election as is so treated for each other Stockholder of No Election Shares.

        (f)    Notwithstanding any provision of this Agreement to the contrary, in no event shall the total number of shares of Parent Common Stock issuable pursuant to the Offer exceed the Stock Consideration Cap and accordingly, if the Stock Consideration Cap is less than the "Maximum Stock Consideration" as initially calculated pursuant to Section 1.1(d), then the "Maximum Stock Consideration" as so calculated shall be adjusted and instead shall be equal to the product of (A) 19.9% of the number of shares of Parent Common Stock outstanding immediately prior to the date on which Shares are first accepted for payment under the Offer (the "Acceptance Date") and (B) the quotient obtained by dividing (1) the total number of Shares validly tendered and accepted for payment by Merger Sub pursuant to the Offer, by (2) the total number of Shares outstanding as of the Acceptance Date (such product of (A) and (B) also being the "Stock Consideration Cap"). In the event that the Maximum Stock Consideration is decreased pursuant to this Section 1.1(f), then the Shares that would otherwise have received Stock Consideration in exchange for Shares validly tendered in the Offer shall instead receive the Cash Consideration and the "Maximum Cash Consideration" as initially calculated pursuant to Section 1.1(d) shall be increased appropriately to reflect such increased number of Shares receiving Cash Consideration. If an adjustment to the Maximum Stock Consideration and the Maximum Cash Consideration occurs by reason of this Section 1.1(f), such adjustment shall be allocated among all Stockholders who, but for this Section 1.1(f), would receive Stock Consideration, in a manner consistent with the manner in which adjustments may be required pursuant to Sections 1.1(d)(iii) and 1.1(d)(iv).

        (g)   In lieu of any fractional share of Parent Common Stock that otherwise would be issuable pursuant to the Offer, each holder of Shares who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Offer will be paid an amount in cash (without interest) equal to such holder's respective proportionate interest in the proceeds from the sale or sales in the open market by the Exchange Agent for the Offer, on behalf of all such holders, of the aggregate fractional shares of Parent Common Stock deemed issued pursuant to the Offer. As soon as practicable following the completion of the Offer, the Exchange Agent shall determine the excess of (i) the number of shares of Parent Common Stock issuable to the former holders of Shares pursuant to the Offer (including fractional shares), over (ii) the number of shares of Parent Common Stock to be distributed to former holders of Shares (excluding fractional shares) (such excess being collectively called the "Excess Offer Parent Stock"). The Exchange Agent, as agent and trustee for the former holders of Shares, shall as promptly as reasonably practicable sell the Excess Offer Parent Stock at the prevailing prices on the New York Stock Exchange (the "NYSE"). The sales of the Excess Offer Parent Stock by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent and costs associated with calculating and distributing the respective cash amounts payable to the applicable former holders of Shares, incurred in connection with such sales of Excess Offer Parent Stock. Until the proceeds of such sales have been distributed to the former holders of Shares to whom fractional shares of Parent Common Stock otherwise would have been issued in the Offer, the Exchange Agent will hold such proceeds in trust for such former holders. As soon as practicable after the determination of the amount of cash to be paid to former holders of Shares in respect of any fractional shares of Parent Common Stock, the Exchange Agent shall distribute such amounts to such former holders.

        (h)   If, between the date of this Agreement and the completion of the Offer, the outstanding shares of Parent Common Stock or the Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Cash Consideration, the Stock Consideration, the Maximum Cash Consideration, the Maximum Stock Consideration, the Cash Proration Factor and the Parent Stock Proration Factor shall be correspondingly adjusted as appropriate to provide the holders of Shares tendered pursuant to the Offer the same economic effect as contemplated by this Agreement prior to such event.

        (i)    The Offer shall expire on the date that is 20 Business Days after the commencement of the Offer, except as may otherwise be required by applicable Law; provided, however, that Merger Sub shall, and Parent shall cause it to (in each case unless Parent has terminated this Agreement pursuant to Article VIII), extend the Offer (i) if at the scheduled expiration date of the Offer any of the Offer Conditions shall not have been satisfied or waived, for one or more successive periods of up to 20 Business Days per extension until the earlier to occur of (A) the date such Offer Conditions are satisfied or waived or (B) March 1, 2011 (the "Outside Date"), or (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof or the rules of the NYSE or NASDAQ applicable to the Offer or any other applicable Law. In addition, Merger Sub may, at its option, extend the Offer for one extension period not in excess of 10 Business Days (but not later than the Outside Date) in the event that all Offer Conditions have been satisfied or waived but there shall not have been validly tendered and not withdrawn a number of Shares (excluding Shares tendered by guaranteed delivery for which the underlying Shares have not been received) that, together with the Shares, if any, then owned by Parent or any of its Subsidiaries, would represent at least 90% of the outstanding Shares on a fully diluted basis on the date of purchase.

        (j)    Subject to the terms of the Offer and this Agreement and the satisfaction or waiver by Merger Sub of all of the Offer Conditions, Merger Sub will irrevocably accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the expiration date thereof (as the same may be extended or required to be extended, in each case in accordance with the terms of Section 1.1).

        (k)   Parent shall cause to be provided to Merger Sub all of the funds and Parent Common Stock necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer, and shall cause Merger Sub to perform, on a timely basis, all of Merger Sub's obligations under this Agreement with respect to consummation of the Offer and the Merger and payment or issuance of consideration contemplated by this Agreement in respect thereof.

        Section 1.2    Offer Documents.    As promptly as reasonably practicable after the date hereof, Parent shall prepare and file with the SEC a registration statement on Form S-4 to register the offer and sale of Parent Common Stock pursuant to the Offer (including any amendments or supplements thereto, the "Registration Statement"). The Registration Statement will include a preliminary prospectus containing the information required under Rule 14d-4(b) promulgated under the Exchange Act (the "Preliminary Prospectus"). Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof with the SEC and to keep the Registration Statement effective as long as necessary to complete the Offer. As promptly as reasonably practicable on the date of commencement of the Offer, Parent and Merger Sub shall (a) file a Schedule TO (together with all amendments and supplements thereto, the "Schedule TO") with respect to the Offer, which shall contain or shall incorporate by reference all or part of the Preliminary Prospectus, an offer to purchase (the "Offer to Purchase") and forms of the related letter of election and transmittal and form of summary advertisement (the Schedule TO, the Offer to Purchase, the registration statement described below required to be filed pursuant to Chapter 80B of the Minnesota Statutes, and such other documents, together with all amendments and supplements thereto, the "Offer Documents") and (b) cause the Offer Documents to be disseminated to the Stockholders, in each case as and to the extent required by applicable federal securities Laws. The Company shall promptly supply Parent and Merger Sub in writing, for inclusion in the Offer Documents, all information concerning the Company required under the Exchange Act to be included in the Offer Documents. Each of Parent, Merger Sub and the Company agrees promptly to correct any information provided by them for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the Stockholders, in each case as and to the extent required by applicable federal securities Laws. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents and any amendments thereto prior to the filing thereof with the SEC and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel. In addition, Parent agrees to provide the Company and its counsel any comments, whether written or oral, that Parent may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, and any written or oral responses thereto. The Company and its counsel shall be given a reasonable opportunity to review and comment upon such responses and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel. Parent and Merger Sub shall timely file with the Commissioner of Commerce of the State of Minnesota any registration statement relating to the transactions contemplated by this Agreement required to be filed pursuant to Chapter 80B of the Minnesota Statutes and shall disseminate to the holders of Shares via the Offer Documents the information set forth in any such registration statement to the extent and within the time period required by Chapter 80B of the Minnesota Statutes.

        Section 1.3    Company Actions.

        (a)   The Company hereby consents to the Offer and to the inclusion in the Offer Documents of the recommendation of the Company Board described in Section 4.4(b) (as long as no Adverse Recommendation Change has occurred prior to the filing of such Offer Document and provided that in the event of an Adverse Recommendation Change, Parent and Merger Sub shall file such amendment to the Offer Documents as may be necessary so that any of such Offer Documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading).

        (b)   As promptly as reasonably practicable on the date of filing by Parent and Merger Sub of the Offer Documents, the Company shall file with the SEC and mail to the Stockholders a Solicitation/Recommendation Statement on Schedule 14D-9 (such Schedule 14D-9, together with any amendments or supplements thereto, the "Schedule 14D-9") containing, subject to the Company Board's right to make an Adverse Recommendation Change in accordance with Section 6.2(b), the recommendation of the Company Board described in Section 4.4(b), and shall cause the Schedule 14D-9 to be disseminated to the Stockholders (concurrently with and in the same mailing envelope as the Offer Documents) as required by Rule 14d-9 under the Exchange Act. Each of the Company, Parent and Merger Sub agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the Stockholders, in each case, as and to the extent required by applicable federal securities Laws. As long as no Adverse Recommendation Change has occurred in accordance with Section 6.2(b) prior to the filing of such Schedule 14D-9 or the applicable amendment thereto, Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on such Schedule 14D-9 and any such amendments thereto prior to the filing thereof with the SEC and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel. In addition, the Company agrees to provide Parent, Merger Sub and their counsel any comments, whether written or oral, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, and any written or oral responses thereto. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment upon such responses and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel.

        (c)   In connection with the Offer, the Company shall cause its transfer agent promptly to furnish Parent and Merger Sub with mailing labels, security position listings, any non-objecting beneficial owner lists and any available listings or computer files containing the names and addresses of the record holders of Shares as of the most recent practicable date and shall furnish Parent and Merger Sub with such additional available information (including, but not limited to, periodic updates of such information) and such other assistance as Parent, Merger Sub or their agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Mergers, Parent and Merger Sub shall hold in confidence, subject to the terms of the Confidentiality Agreement except as further limited herein, the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Mergers and if this Agreement shall be terminated shall promptly deliver to the Company or order the destruction of the original and all copies of such information.

        Section 1.4    Directors.

        (a)   Subject to compliance with applicable Law, promptly upon the payment by Merger Sub for Shares pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum

Condition, and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (including the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its Affiliates at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding on a fully-diluted basis; provided, however, that Parent shall be entitled to designate at least a majority of the directors on the Company Board as long as Parent and its Affiliates beneficially own a majority of the Shares of the Company. In furtherance thereof, promptly upon the payment by Merger Sub for Shares pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition, the Company shall, upon request of Parent, promptly take all actions necessary to cause Parent's designees to be so elected or appointed, including, without limitation, increasing the size of its Board of Directors and/or seeking the resignations of one or more incumbent directors. At such time, the Company shall, upon request of Parent, also promptly take all actions necessary to cause individuals designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each Subsidiary of the Company and (iii) each committee (or similar body) of each such board.

        (b)   The Company's obligations to appoint Parent's designees to the Company Board pursuant to Section 1.4(a) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.4, including mailing to the Stockholders together with the Schedule 14D-9 the information required under Section 14(f) and Rule 14f-1 as is necessary to enable Merger Sub's designees to be elected or appointed to the Company Board. Parent shall supply to the Company any information with respect to itself and its officers, directors and Affiliates to the extent required by Section 14(f) and Rule 14f-1. The provisions of this Section 1.4 are in addition to and shall not limit any rights that Parent, Merger Sub or any of their Affiliates may have as a holder or beneficial owner of Shares as a matter of applicable Law with respect to the election of directors or otherwise.

        (c)   In the event that Parent's designees are elected or appointed to the Company Board pursuant to this Section 1.4 then, until the Effective Time, the Company shall use commercially reasonable efforts to cause the Company Board to maintain at least three directors who are members of the Company Board on the date of this Agreement and who are independent for purposes of Rule 10A-3 under the Exchange Act (the "Independent Directors"); provided, however, that if the number of Independent Directors is reduced below three for any reason, the remaining Independent Director(s) shall be entitled to nominate an individual or individuals to fill such vacancy who shall be deemed to be Independent Directors for purposes of this Agreement or, if no Independent Directors then remain, the other directors shall designate three individuals to fill such vacancies who are independent for purposes of Rule 10A-3 under the Exchange Act, and such individuals shall be deemed to be Independent Directors for purposes of this Agreement. The Company and the Company Board shall promptly take all action as may be necessary to comply with their obligations under this Section 1.4(c). Notwithstanding anything in this Agreement to the contrary, from and after the time, if any, that Parent's designees pursuant to this Section 1.4 constitute a majority of the Company Board and prior to the Effective Time, subject to the terms hereof, any amendment or termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Sub or waiver of any of the Company's rights hereunder, will require the concurrence of a majority of the Independent Directors (or in the case where there are two or fewer Independent Directors, the concurrence of one Independent Director) if such amendment, termination, extension or waiver would reasonably be expected to have an adverse effect on any holders of Shares other than Parent or Merger Sub.

        Section 1.5    The Top-Up Option.

        (a)   The Company hereby grants to Merger Sub an irrevocable option (the "Top-Up Option"), exercisable upon the terms and conditions of this Section 1.5, to purchase that number of newly- issued Shares (the "Top-Up Shares") equal to the lowest number of Shares that, when added to the number of Shares held by Parent and Merger Sub at the time of such exercise, shall constitute one share more than 90% of the total Shares then outstanding (determined on a fully diluted basis and assuming the issuance of the Top-Up Shares, but excluding from Merger Sub's ownership, but not from outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee).

        (b)   The Top-Up Option shall be exercisable once in whole and not in part on or prior to the 10th Business Day after Merger Sub's acceptance for payment of Shares pursuant to the Offer, provided that the number of Shares beneficially owned by Parent or Merger Sub immediately prior to the time of exercise of the Top-Up Option constitutes at least seventy-five percent (75%) of the number of shares of Company Common Stock then outstanding (excluding from Merger Sub's ownership, but not from outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) and that Merger Sub shall own, immediately after such exercise and the issuance of Top-Up Shares pursuant thereto, one share more than ninety percent (90%) of the number of shares of Company Common Stock then outstanding (excluding from Merger Sub's ownership, but not from outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee); provided, however, that in no event shall the Top-Up Option be exercisable (x) for a number of Shares in excess of the number of authorized but unissued and unreserved Shares (including as authorized and unissued Shares, for purposes of this Section 1.5, any Shares held in the treasury of the Company), (y) if the issuance of the Top-Up Shares would require approval of the Stockholders under Rule 5635 of the NASDAQ Stock Market ("NASDAQ") listing standards and a waiver of or exemption from such requirement is not obtained from NASDAQ, or (z) any other provision of applicable Law or judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares. Except as otherwise provided in Section 1.5(c), the aggregate amount payable to the Company for the Top-Up Shares shall be equal to the product of the number of Top-Up Shares and the Cash Consideration (the "Top-Up Consideration"). The Top-Up Option shall terminate upon the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms.

        (c)   The Top-Up Consideration shall consist of (i) an amount equal to the par value of the Top-Up Shares, to be paid in cash, and (ii) an amount equal to the balance of the Top-Up Consideration, which may be paid (x) in cash, (y) by issuance of a promissory note (which shall be treated as payment to the extent of the principal amount thereof) with full recourse to Parent or (z) by issuance of shares of Parent Common Stock valued at the Average Trading Price, or any combination of the foregoing, at Merger Sub's election. Any such promissory note shall (A) bear interest at the rate per annum equal to the prime rate as reported in The Wall Street Journal, Midwest Edition, on the date of execution and delivery of such promissory note, (B) shall mature on the first anniversary of the date of execution and delivery of such promissory note, (C) may be prepaid without premium or penalty and (D) shall provide that the unpaid principal amount and accrued interest under the promissory note shall immediately become due and payable in the event that (x) Merger Sub fails to make any payment of interest on the promissory note as provided therein and such failure continues for a period of 30 days or (y) Merger Sub files or has filed against it any petition under any bankruptcy or insolvency law or makes a general assignment for the benefit of creditors.

        (d)   In the event Merger Sub exercises the Top-Up Option, Merger Sub shall so notify the Company in writing, and shall set forth in such notice (i) the number of Shares that will be owned by Parent and Merger Sub immediately preceding the purchase of the Top-Up Shares, (ii) the place and time for the closing of the purchase of the Top-Up Shares (which, subject to applicable Law and any required regulatory approvals, shall be effected as promptly as practicable and not more than 2 Business Days after date such notice is delivered to the Company), (iii) the number of shares of Company Common Stock that Merger Sub intends to purchase pursuant to the Top-Up Option and (iv) the manner in which Merger Sub intends to pay the applicable exercise price. Such notice shall also include an undertaking signed by Parent and Merger Sub that, as promptly as practicable following such exercise of the Top-Up Option, Merger Sub shall, and Parent shall cause Merger Sub to, as promptly as practicable after such exercise and the delivery by the Company of the Top-Up Shares, consummate the Mergers in accordance with the terms hereof (subject in the case of the Merger to Article VII and in the case of the Second Merger to Section 6.13). At the closing of the purchase of the Top-Up Shares, Parent or Merger Sub shall cause to be delivered to the Company the consideration required to be delivered in exchange for such shares, and the Company shall cause to be issued to Parent or Merger Sub a certificate representing such shares, which certificate may include any legends required by applicable securities Laws.

        (e)   Parent and Merger Sub understand that the Top-Up Shares will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Each of Parent and Merger Sub represents and warrants that Merger Sub will be, upon the purchase of the Top-Up Shares, an "accredited investor," as defined in Rule 501 of Regulation D under the Securities Act. Each of Parent and Merger Sub represents, warrants and agrees that the Top-Up Option is being, and the Top-Up Shares will be, acquired by Merger Sub for the purpose of investment and not with a view to or for resale in connection with any distribution thereof within the meaning of the Securities Act.

        (f)    Parent and the Company shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with each other in doing, all things necessary or desirable to procure from NASDAQ or any other Governmental Entity any necessary waiver or other exemption from NASDAQ requirements or applicable Law in order to issue the Top-Up Shares without obtaining the approval of the Stockholders.

        (g)   The parties agree that any dilutive impact on the value of the shares of Company Common Stock as a result of the existence or exercise of the Top-Up Option or the issuance of the Top-Up Shares, and any effect of the promissory note and Parent Common Stock referred to in Section 1.5(c) above, will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Section 262 of the DGCL as contemplated by Section 3.5.

        (h)   Except to the extent prohibited by applicable Law, Parent may cause the Company to deliver cash or shares of Parent Common Stock paid upon exercise of the Top-Up Option to the Exchange Agent as part of the Exchange Fund in satisfaction of the obligations of Parent and Merger Sub under Section 3.3(a) to deliver a corresponding amount of cash and shares of Parent Common Stock, and such amounts shall be included in the Cash Merger Consideration and Stock Merger Consideration, as applicable.

        Section 1.6    Short Form Merger.    If, after the consummation of the Offer and any exercise of the Top-Up Option, the number of Shares beneficially owned by Parent, Merger Sub and Parent's other Subsidiaries collectively represent at least 90% of the then outstanding Shares, Parent shall cause Merger Sub to, and Parent and Parent's other Subsidiaries shall transfer any Shares they own to Merger Sub to enable Merger Sub to, and the Company shall execute and deliver such documents and instruments and take such other actions as Parent or Merger Sub may request, in order to cause the Merger to be completed as promptly as reasonably practicable as provided in Section 253 of the DGCL, and otherwise as provided in Article II below.

 ARTICLE II
THE MERGER

        Section 2.1    The Merger.    Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation").

        Section 2.2    Closing.    The closing of the Merger (the "Closing") shall take place at 10:00 a.m., Pacific time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 1881 Page Mill Road, Palo Alto, California 94304-1211, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

        Section 2.3    Effective Time.    Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger or, if applicable, a certificate of ownership and merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware (the "Delaware Secretary of State"), executed in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time").

        Section 2.4    Effects of the Merger.    The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

        Section 2.5    Certificate of Incorporation; Bylaws.

        (a)   At the Effective Time, the certificate of incorporation of the Company shall be amended and restated as set forth in Exhibit B and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

        (b)   At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company shall be amended and restated to read the same as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

        Section 2.6    Directors.    The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

        Section 2.7    Officers.    The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

 ARTICLE III
EFFECT ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

        Section 3.1    Conversion of Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

          (a)   Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with Section 3.1(b) and any Dissenting Shares) shall thereupon be converted automatically into and shall thereafter represent the right to receive either (i) $20.80 in cash, without interest (the "Cash Merger Consideration"), or (ii) the number of shares of Parent Common Stock equal to the Stock Consideration (the "Stock Merger Consideration" and, together with the Cash Merger Consideration, the "Merger Consideration"). The aggregate amount of Cash Merger Consideration and Stock Merger Consideration that a Stockholder shall be entitled to pursuant to this Section 3.1(a) shall be determined as follows: (A) 50% of the Shares to be canceled in the Merger by such Stockholder (as adjusted pursuant to this Section 3.1, the "Cash Merger Shares") shall be deemed converted into the right to receive the Cash Merger Consideration, and (B) 50% of the Shares to be canceled in the Merger by such Stockholder (as adjusted pursuant to this Section 3.1, "Stock Merger Shares") shall be deemed converted into the right to receive the Stock Merger Consideration, subject to adjustment and proration as provided in this Section 3.1. As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration to be issued or paid in accordance with Section 3.3, without interest.

          (b)   Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent, Merger Sub or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (c)   Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

          (d)   The maximum aggregate amount of Cash Merger Consideration payable pursuant to the Merger shall be (x) $20.80 multiplied by (y) 50% of the total number of Shares canceled pursuant to the Merger (other than Shares canceled pursuant to Section 3.1(b), minus the cash value of Dissenting Shares) (such amount, or any greater amount specified in accordance with Section 3.1(e), the "Maximum Cash Merger Consideration"). For purposes of this Section 3.1, the "cash value of Dissenting Shares" assumes that the fair value, or "cash value," of each Dissenting Share equals the Cash Merger Consideration. The maximum aggregate amount of Stock Merger Consideration issuable pursuant to the Merger shall be (x) the Stock Consideration multiplied by (y) 50% of the total number of Shares canceled pursuant to the Merger (other than Shares canceled pursuant to Section 3.1(b)) (such amount, or any lesser amount specified in accordance with Section 3.1(e), the "Maximum Stock Merger Consideration").

          (e)   Notwithstanding any provision of this Agreement to the contrary, in no event shall the total number of shares of Parent Common Stock issued pursuant to the Offer and issuable pursuant to the Merger and upon exercise or conversion of all convertible securities assumed by Parent in the Merger exceed 19.9% of the number of shares of Parent Common Stock outstanding immediately prior to the Acceptance Date; and, accordingly, if the Merger Stock Consideration Cap is less than the Maximum Stock Merger Consideration as initially calculated pursuant to

  Section 3.1(d), then (i) the "Maximum Stock Merger Consideration" as so calculated shall be adjusted and instead shall be the amount equal to (A) 19.9% of the number of shares of Parent Common Stock outstanding immediately prior to the Acceptance Date minus (B) the total number of shares of Parent Common Stock issued pursuant to the Offer (such difference of (A) and (B) also being the "Merger Stock Consideration Cap"). In the event that the Maximum Stock Merger Consideration is decreased pursuant to this Section 3.1(e), then the Shares that would otherwise have received Stock Merger Consideration in the Merger shall instead receive the Cash Merger Consideration and the "Maximum Cash Merger Consideration" as initially calculated pursuant to Section 3.1(d) shall be increased appropriately to reflect such increased number of Shares receiving Cash Merger Consideration. If an adjustment to the Maximum Stock Merger Consideration and the Maximum Cash Merger Consideration occurs by reason of this Section 3.1(e), such adjustment shall be allocated among all Stockholders who, but for this Section 3.1(e), would receive Stock Merger Consideration, in the proportion that the Shares surrendered by such Stockholder bears to the Shares surrendered by all Stockholders in the Merger.

          (f)    If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (excluding, in each case, normal quarterly cash dividends), merger or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change; provided, that nothing in this Section 3.1(f) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

          (g)   Notwithstanding anything in this Agreement to the contrary (except the remaining provisions of this Section 3.1(g)), if the product of (i) the number of shares of Parent Common Stock to be issued in the Offer and the Merger in exchange for the Shares and (ii) the Testing Price (as defined below) (such product, the "Value of Stock Consideration") is less than 40% of the sum of the Value of Stock Consideration and the amount of Non-Stock Consideration (as defined below), then the number of Cash Merger Shares shall be reduced (the number of Shares subject to such reduction, the "Cash Merger Share Reduction"), and the number of Stock Merger Shares shall be increased by the same number of Shares that are subject to the Cash Merger Share Reduction, so as to cause such percentage to be equal to (as close as possible, but not below) 40%. Such adjustment shall increase the Cash Merger Shares and decrease the Stock Merger Shares of each Stockholder in the proportion that the Shares surrendered by such Stockholder bears to the Shares surrendered by all Stockholders in the Merger. The number of shares of Parent Common Stock to be issued under this Section 3.1(g) shall be, along with the number of shares of Parent Common Stock otherwise issuable in connection with the Merger, subject to the Merger Stock Consideration Cap. If the additional Parent Common Stock to be issued under this Section 3.1(g) would cause the number of shares of Parent Common Stock to be issued in connection with the Merger to exceed the Merger Stock Consideration Cap, or if converting up to all Cash Merger Shares to Stock Merger Shares pursuant to this Section 3.1(g) would not cause such 40% threshold to be satisfied, then the adjustments in this Section 3.1(g) shall be inapplicable, Parent and Merger Sub shall not be required to complete the Second Merger and there shall be deemed to be an "Inadequate Continuity of Interest." For the avoidance of doubt, this Section 3.1(g) shall not be applicable, the Value of Stock Consideration need not be tested, and no adjustment shall occur as a result of this Section 3.1(g), if the Second Merger does not occur as a result of the provisions hereof. For purposes of this Section 3.1(g):

              (i)  "Non-Stock Consideration" shall mean (A) any cash consideration paid pursuant to the Offer and the Merger, and (B) any other cash or property (other than shares of Parent Common Stock) that is transferred, paid or distributed by Parent (or any Person related to Parent within the meaning of Treasury Regulation Section 1.368-1(e)(3)) to holders of Shares in exchange for Shares in connection with the Offer and Merger (including the maximum amount of cash paid and expected by Parent and the Company to be paid on account of Dissenting Shares);

             (ii)  "Testing Price" shall be the lowest of the following amounts, as reported on the NYSE: (A) the closing Parent Common Stock trading price on the Valuation Date, (B) the average between the high and low Parent Common Stock trading prices on the Valuation Date, and (C) the volume weighted average of the trading prices of all shares of Parent Common Stock traded on the Valuation Date.

            (iii)  "Valuation Date" shall mean the applicable valuation date as counsel for the Company and the Parent mutually agree is appropriate under Treasury Regulation Section 1.368-1(e)(2) for purposes of testing the continuity of interest requirement under Treasury Regulation Section 1.368-1(e) with respect to the Mergers.

        Section 3.2    Treatment of Options and Other Equity-Based Awards.

        (a)   At the Effective Time, each option (each, a "Company Stock Option") to purchase Shares granted under the AGA Medical Holdings, Inc. 2006 Equity Incentive Plan, and the AGA Medical Holdings, Inc. 2008 Equity Incentive Plan (the "Company Stock Plans"), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Stock Option as soon as practicable following the Effective Time by a special payroll payment an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess of the Cash Merger Consideration over the exercise price per Share under such Company Stock Option and (ii) the number of Shares subject to such Company Stock Option; provided, that if the exercise price per Share of any such Company Stock Option is equal to or greater than the Cash Merger Consideration, such Company Stock Option shall be canceled without any cash payment being made in respect thereof; provided further that Parent may, in its sole discretion, cause the Exchange Agent, on behalf of the Surviving Corporation, to make the payments described in this Section 3.2(a) rather than the Surviving Corporation.

        (b)   Each restricted stock unit with respect to Shares (each, an "RSU") granted under a Company Stock Plan shall fully vest immediately prior to the Effective Time, and each holder of an RSU shall receive from the Surviving Corporation as soon as practicable following the Effective Time by a special payroll payment the Cash Merger Consideration with respect to each such RSU at the same time such Cash Merger Consideration is paid to holders of Shares; provided further that Parent may, in its sole discretion, cause the Exchange Agent, on behalf of the Surviving Corporation, to make the payments described in this Section 3.2(b) rather than the Surviving Corporation.

        (c)   Prior to the Effective Time, the Company shall deliver all required notices (which notices shall have been approved by Parent, in its reasonable discretion) to each holder of Company Stock Options and RSUs setting forth each holder's rights pursuant to the respective Company Stock Plan, stating that such Company Stock Options and RSUs shall be treated in the manner set forth in this Section 3.2.

        (d)   The Company shall take all actions necessary to ensure that, as of the Effective Time, (i) the Company Stock Plans shall terminate and (ii) no holder of a Company Stock Option or an RSU or any participant in any Company Stock Plan or any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by the Company shall have any rights to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, except the right to receive the payment contemplated by Section 3.2(a) or 3.2(b), as applicable, in cancellation and settlement thereof.

        (e)   With respect to the AGA Medical Holdings, Inc. 2008 Employee Stock Purchase Plan (the "ESPP"), the Company shall not commence any new "Offerings" (as defined in the ESPP) under the ESPP on or after the date of this Agreement. Immediately prior to the date of a "Change of Control" (as defined in the ESPP), the Company shall take all action necessary to terminate the ESPP and to cancel all rights to purchase Common Stock currently outstanding under the Offering in effect at the time of the Change of Control, and the accumulated payroll deductions previously withheld on behalf of employees who elected to participate in such Offering shall be refunded to such employees. In addition, at the Effective Time, each such employee shall receive a cash payment equal to the product of (i) the excess of the Cash Merger Consideration over the per share purchase price, multiplied by (ii) the number of whole shares that such employee was entitled to purchase in such Offering, in each case determined pursuant to the terms of the ESPP and by assuming that the "Offering End Date" and "Purchase Date" (as defined in the ESPP) occurred immediately prior to the date of the Change of Control.

        Section 3.3    Exchange and Payment.

        (a)   Prior to the Effective Time, Parent and Merger Sub shall enter into an agreement with a bank or trust company designated by Parent and reasonably acceptable to the Company (the "Exchange Agent"). On the day of (and immediately following) the Effective Time, Parent or Merger Sub shall deposit (or cause to be deposited) with the Exchange Agent, in trust for the benefit of holders of Shares, (i) certificates representing a number of shares of Parent Common Stock equal to the Maximum Stock Merger Consideration issuable to the Stockholders pursuant to Section 3.1 and (ii) an amount of cash sufficient to deliver to holders of Shares the Maximum Cash Merger Consideration to which they are entitled pursuant to Section 3.1. Parent further agrees to provide to the Exchange Agent, from time to time as needed, immediately available funds sufficient to pay any dividends and other distributions pursuant to Section 3.3(c). Any cash and certificates representing Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund." The Exchange Fund shall not be used for any purpose other than to fund payments due pursuant to Section 3.1(a), except as provided in this Agreement. Parent shall pay the fees and expenses of the Exchange Agent.

        (b)   As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of an outstanding certificate or outstanding certificates ("Certificates") and to each holder of uncertificated Shares represented by book entry ("Book-Entry Shares") that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 3.1(a), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and contain such other provisions as Parent or the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates or Book-Entry Shares in exchange for the Merger Consideration payable with respect thereto pursuant to Section 3.1(a). Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal (or, in the case of a Book-Entry Share, upon delivery of such letter of transmittal), duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require (a "Proper Delivery"), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock representing, in the aggregate, the whole number of shares that such holder is entitled to receive pursuant to Section 3.1 (after taking into account any applicable proration or other adjustments and aggregating any fractional shares resulting from all Shares surrendered by such holder pursuant to the Merger), (B) the Cash Merger Consideration that such holder is entitled to receive pursuant to Section 3.1 in respect of the Shares represented by such Certificate or Book-Entry Share and/or (C) a check in the amount of the cash that such holder is entitled to be paid in respect of any fractional shares of Parent Common Stock pursuant to Section 3.3(e) and dividends and other distributions pursuant to Section 3.3(d), if any, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any Merger Consideration payable in respect of Certificates or Book-Entry Shares. Payment of Merger Consideration shall be made as promptly as practicable after the date of Proper Delivery of the applicable Certificate or Book-Entry Share.

        (c)   If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such tax either has been paid or is not applicable.

        (d)   Until surrendered as contemplated by this Section 3.3, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, pursuant to Section 3.1(a), without any interest thereon. No dividends or other distributions declared or made after the Effective Time with respect to the Parent Common Stock with a record date after the Effective Time shall be paid to any holder of any unsurrendered Certificate or Book-Entry Share who is entitled to receive Parent Common Stock upon such surrender, and no cash payment in respect of fractional shares shall be paid to any such holder pursuant to Section 3.3(e), unless and until the holder of such Certificate or Book-Entry Share shall surrender such Certificate or return the form of letter of transmittal in the case of a Book-Entry Share, in accordance with Section 3.3(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate or return of the form of letter of transmittal in the case of a Book-Entry Share, there shall be paid to the holder of the Certificates or Book-Entry Share that are entitled to shares of Parent Common Stock, without interest, (i) an amount equal to the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock for which the Shares represented by the Certificates or Book-Entry Shares were exchanged for, and (ii) at the appropriate payment date, an amount equal to the amount of dividends or other distributions, with a record date after the Effective Time but prior to the date of surrender of such holder's Certificate or return of the form of letter of transmittal in the case of a Book-Entry Share, and a payment date occurring after the date of surrender, payable with respect to such whole shares of Parent Common Stock which the Shares represented by the Certificates or Book-Entry Shares were exchanged for.

        (e)   In lieu of any fractional share of Parent Common Stock that otherwise would be issuable pursuant to the Merger, each holder of Shares who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Merger will be paid an amount in cash (without interest) equal to such holder's respective proportionate interest in the proceeds from the sale or sales in the open market by the Exchange Agent for the Merger, on behalf of all such holders, of the aggregate fractional shares of Parent Common Stock deemed issued pursuant to the Merger. As soon as practicable following the Closing, the Exchange Agent shall determine the excess of (i) the number of shares of Parent Common Stock issuable to the holders of Shares pursuant to the Merger (including fractional shares), over (ii) the number of shares of Parent Common Stock to be distributed to former holders of Shares pursuant to the Merger (excluding fractional shares) (such excess being collectively called the "Excess Merger Parent Stock"). The Exchange Agent, as agent and trustee for the former holders of Shares, shall as promptly as reasonably practicable sell the Excess Merger Parent Stock at the prevailing prices on the NYSE. The sales of the Excess Merger Parent Stock by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent and costs associated with calculating and distributing the respective cash amounts payable to the applicable former holders of Shares, incurred in connection with such sales of Excess Merger Parent Stock. Until the proceeds of such sales have been distributed to the former holders of Shares to whom fractional shares of Parent Common Stock otherwise would have been issued in the Offer, the Exchange Agent will hold such proceeds in trust for such former holders. As soon as practicable after the determination of the amount of cash to be paid to former holders of Shares in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall distribute such amounts to such former holders.

        (f)    All Merger Consideration delivered upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be canceled and exchanged as provided in this Article III, subject to applicable Law in the case of Dissenting Shares.

        (g)   The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, on a daily basis. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

        (h)   Any portion of the Exchange Fund (and any interest or other income earned thereon) that remains undistributed to the holders of Certificates or Book-Entry Shares six months after the Effective Time shall be delivered to the Parent, upon demand, and any holders of Certificates or Book-Entry Shares who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for payment of the Merger Consideration with respect to Shares formerly represented by such Certificate or Book-Entry Share, without interest.

        (i)    None of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of cash from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

        (j)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

        (k)   Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.3(a) to pay for Shares for which appraisal rights have been perfected as described in Section 3.5 shall be returned to Parent, upon demand.

        Section 3.4    Withholding Rights.    Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares, Company Stock Options, RSUs or otherwise pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

        Section 3.5    Dissenting Shares.    Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL ("Dissenting Shares") shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder's right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 3.1(a). The Company shall serve prompt notice to Parent of any demands for appraisal of any Shares, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except (i) as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Letter") (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face or where specifically cross-referenced) or (ii) as set forth in the Company SEC Documents filed since December 31, 2009 and publicly available prior to the date of this Agreement (other than any disclosures set forth in any risk factor section, in any section relating to forward looking statements and any other disclosures therein to the extent that they are predictive, cautionary or forward-looking in nature, in each case other than factual information contained in such disclosures) (provided, however, that the representations and warranties set forth in Sections 4.2, 4.4, 4.5, 4.10, 4.11, 4.12, 4.16, 4.19, 4.20 and 4.25 shall not be deemed qualified by any Company SEC Documents), each representation and warranty in this Article IV is not qualified in any way whatsoever, and is made and given with the intention of inducing Parent and Merger Sub to enter into this Agreement. Subject to the foregoing, the Company represents and warrants to Parent and Merger Sub as follows:

        Section 4.1    Organization, Standing and Power.

        (a)   Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, "Material Adverse Effect" means (x) any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (B) materially impairs the ability of the Company to comply, or prevents the Company from complying, with its material obligations with respect to the consummation of the Offer or the Merger or would reasonably be expected to do so; provided, however, that, Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent arising out of or attributable to any of the following, either alone or in combination (1) generally affecting the industry in which the Company operates, or the economy or the financial or securities markets in the United States, including effects on such industry, economy or markets resulting from any regulatory and political conditions or developments in general, (2) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism, (3) reflecting or resulting from changes in Law, rule or regulation or GAAP or interpretations thereof, (4) weather, natural disasters or other force majeure events, (5) the announcement of the execution of this Agreement or the pendency of the Offer or the Mergers or any other transactions contemplated by this Agreement, including the loss or departure of directors, officers or other employees or consultants of the Company, or the termination, reduction (or potential reduction) or any other adverse development (or potential adverse development) in the Company's relationships with any of its customers, suppliers, distributors or other business partners, (6) compliance with the terms of, or the taking of any action required by, this Agreement, or the failure to take any action prohibited by this Agreement, (7) any actions taken, or failure to take action, to which Parent or Merger Sub has expressly consented to or requested, (8) any stockholder litigation arising directly out of allegations of a breach of fiduciary duty relating to this Agreement (but excluding any such litigation arising out of or relating to any agreement with or between Stockholders other than the Support Agreement), (9) any failure by the Company and its Subsidiaries to meet any internal or external budgets, projections, forecasts or predictions of financial performance, in and of itself, or (10) a change in the market price or trading volume of the Shares, in and of itself;; provided, that, with respect to clauses (1), (2), (3) and (4), the impact of such event, change, circumstances, occurrence, effect or state of facts is not disproportionately adverse (relative to other industry participants of comparable size to the Company) to the Company and its Subsidiaries, taken as a whole and provided, further, that with respect to clauses (9) and (10), the facts and circumstances giving rise to or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect; or (y) any material violation before or after the date hereof by the Company or any of its Subsidiaries (or any material violation for which the Company or any of its Subsidiaries could be liable) of any FDA Law, Foreign Drug Law, or Law covered by Sections 4.11(d) through 4.11(g) for which the remedy would reasonably be expected to have a material adverse effect on the business of Parent and its Subsidiaries (only to the extent such effect results solely from the Company's violation, and not including any portion of such effect resulting from any act or omission of Parent or its Subsidiaries), that has not been disclosed in the Company Disclosure Letter or the Company SEC Reports prior to the date hereof.

        (b)   The Company has previously delivered or made available to Parent true and complete copies of the Company's certificate of incorporation (the "Company Charter") and bylaws (the "Company Bylaws") and the certificate of incorporation and by-laws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws. The Company has made available to Parent true and complete copies of the minutes of all meetings of the Stockholders, the Company Board and each committee of the Company Board and the minutes of meetings of the Stockholders and board of directors of each of its Subsidiaries held since January 1, 2007, except for minutes or actions of the Company Board or committees of the Company Board that relate solely to, or such portions of such minutes or actions that relate solely to, the consideration by such directors of the transactions contemplated hereby or other similar transactions.

        Section 4.2    Capital Stock.

        (a)   The authorized capital stock of the Company consists of Four Hundred Million (400,000,000) Shares and One Hundred Million (100,000,000) shares of preferred stock, par value $0.01 per share (the "Company Preferred Stock"). As of the close of business on October 13, 2010, (i) 50,268,924 Shares (excluding treasury shares) were issued and outstanding, (ii) no Shares were held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding and no shares of Company Preferred Stock were held by the Company in its treasury, (iv) 4,895,104 Shares were reserved for issuance pursuant to Company Stock Plans (of which 3,235,962 Shares were subject to outstanding Company Stock Options and 251,000 Shares were subject to outstanding RSUs) and (v) 28,725 shares were subject to purchase pursuant to the ESPP. All the outstanding shares of capital stock of the Company are, and all shares reserved for issuance as noted in clause (iv) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. No shares of capital stock of the Company are owned by any Subsidiary of the Company. All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All of the shares of capital stock or other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, "Liens"). Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter. Except for the Top-Up Option, except as set forth above in this Section 4.2(a) and except for changes since October 13, 2010 resulting from the exercise of Company Stock Options described in Section 4.2(b) or as expressly permitted by Section 6.1, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (C) stock appreciation rights, "phantom" stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based award or right, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in clause (C), or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or on file with the Company with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of the Company or any of its Subsidiaries (except for the withholding of shares in connection with Taxes payable in respect of the exercise of Company Stock Options and the issuance of Shares in connection with the vesting of restricted stock units, performance stock units, restricted stock unit rights or other awards granted under the Company Plans).

        (b)   Section 4.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of October 13, 2010, of outstanding Company Stock Options, RSUs or other rights to purchase or receive Shares or similar rights granted under the Company Stock Plans or otherwise (collectively, "Company Stock Awards"), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award granted, the number of Shares subject to such Company Stock Award, the name of the plan under which such Company Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof, and whether (and to what extent) the vesting of such Company Stock Award will be accelerated or otherwise adjusted in any way or any other terms will be triggered or otherwise adjusted in any way by the consummation of the transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the Merger. Each Company Stock Option intended to qualify as an "incentive stock option" under Section 422 of the Code so qualifies and the exercise price of each other Company Stock Option is no less than the fair market value of a Share as determined on the date of grant of such Company Stock Option, and no Company Stock Option is subject to Section 409A of the Code. No Company Stock Options or RSUs that are outstanding have been granted other than pursuant to the Company Stock Plans. The Company has made available to Parent true and complete copies of all Company Stock Plans and the forms of all stock option agreements evidencing outstanding Company Stock Options and RSUs.

        Section 4.3    Subsidiaries.    Section 4.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

        Section 4.4    Authority.

        (a)   The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger and if required by applicable Law, to the adoption and approval of this Agreement by the holders of at least a majority in combined voting power of the outstanding Shares (the "Company Stockholder Approval"). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors' rights generally or by general principles of equity).

        (b)   The Company Board, at a meeting duly called and held, duly adopted resolutions for which all directors present voted in favor of (i) determining that the terms of this Agreement, the Offer, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption and approval (unless the Merger is consummated in accordance with Section 253 of the DGCL as contemplated by Section 6.3(c)) and (iv) resolving to recommend that the Stockholders accept the Offer, tender their shares pursuant to the Offer and vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Offer and the Merger (if required by applicable Law), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 6.2. The Company is providing to Parent concurrently herewith true and complete copies of the resolutions described herein.

        (c)   In the event that Section 253 of the DGCL is inapplicable and unavailable to effectuate the Merger, the Company Stockholder Approval is the only vote of the holders of any class or series of the Company's capital stock or other securities required in connection with the consummation of the Merger. No vote of the holders of any class or series of the Company's capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the Merger.

        Section 4.5    No Conflict; Consents and Approvals.

        (a)   The execution, delivery and performance of this Agreement by the Company does not, and (assuming that all consents, approvals, authorizations and other actions described in Section 4.5 of the Company Disclosure Letter have been obtained and all filings and obligations described in Section 4.5 of the Company Disclosure Letter have been made and any waiting periods thereunder have terminated or expired) the consummation of the Offer and the Mergers and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, or the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of the Company, (ii) any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, agreement or other obligation binding on the Company and its Subsidiaries or any of their respective assets, whether oral or written (each, including all amendments thereto, a "Contract") to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), any federal, state, local or foreign law (including common law, FDA Laws, and Foreign Drug Laws), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement ("Law") or any rule or regulation of the NASDAQ applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except as in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

        (b)   No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a "Governmental Entity") is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Offer and the Mergers or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and any equivalent foreign antitrust filings, (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and "blue sky" laws, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (iv) any filings and approvals required under the rules and regulations of the NASDAQ and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

        Section 4.6    SEC Reports; Financial Statements.

        (a)   The Company has filed with or furnished to the SEC on a timely basis, and has heretofore made available to Parent, true and complete copies of all forms, reports, schedules, statements and other documents filed or required to be filed or furnished by the Company with the SEC since October 20, 2009 (all such documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the "Company SEC Documents"). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (b)   The financial statements (including the related notes thereto) included (or incorporated by reference) in the Company SEC Documents (i) have been prepared in a manner consistent with the books and records of the Company and its Subsidiaries, (ii) have been prepared in accordance with generally accepted accounting principles ("GAAP") (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since December 31, 2009, except as disclosed in the Company SEC Reports filed prior to the date hereof, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

        (c)   The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; and (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and its Subsidiaries are not aware of any material weakness or significant deficiencies in their internal controls over financial reporting.

        (d)   The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company's periodic and current reports under the Exchange Act, is made known to the Company's chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

        (e)   Since January 1, 2007, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

        (f)    As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. The Company has made available to Parent true, correct and complete copies of all written correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since January 1, 2007.

        (g)   Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company's or such Subsidiary's published financial statements or other Company SEC Documents.

        (h)   The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

        (i)    No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

        Section 4.7    No Undisclosed Liabilities.    Except to the extent disclosed in the Company SEC Documents filed after the date of the Company's annual report on Form 10-K for the year ended December 31, 2009 and before the date hereof, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due, or to become due that are required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2009 included in the Company SEC Documents and (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice, (c) other liabilities that do not exceed $500,000 individually or $2,000,000 in the aggregate, (d) liabilities and obligations under this Agreement or in connection with the transactions contemplated hereby.

        Section 4.8    Certain Information.    Neither the Schedule 14D-9 nor the Proxy Statement will, at the respective times they are first filed with the SEC, amended or supplemented or first published, sent or given to the Stockholders and, in the case of the Proxy Statement, at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 and the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Schedule 14D-9 or the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference therein. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in any of the Offer Documents will, at the respective times they are first filed with the SEC, amended or supplemented or first published, sent or given to the Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. For purposes of this Agreement, the letter to stockholders, notice of meeting, proxy statement and form of proxy and any other soliciting material, or the information statement, as the case may be, to be distributed to stockholders in connection with the Merger (including any amendments or supplements) and any schedules required to be filed with the SEC in connection therewith are collectively referred to as the "Proxy Statement."

        Section 4.9    Absence of Certain Changes or Events.    Except as and to the extent disclosed in the Company SEC Documents filed after the date of the Company's annual report on Form 10-K for the year ended December 31, 2009 and before the date hereof, since December 31, 2009: (a) the Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; (c) neither the Company nor any of its Subsidiaries has suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) none of the Company or any of its Subsidiaries has taken any action since June 30, 2010 that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.1, other than actions taken in the ordinary course of business consistent with past practices.

        Section 4.10    Litigation.    There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an "Action") (or basis therefor) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets and there is no filed litigation against any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual's capacity as such, in each case that was either (a) commenced by a Governmental Entity or (b) that (i) involves an amount in controversy in excess of $250,000, (ii) seeks material injunctive or other non-monetary relief or (iii) individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. There is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement.

        Section 4.11    Compliance with Laws and Permits.

        (a)   The Company and each of its Subsidiaries have in effect all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, "Permits") necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and no suspension, cancellation or other lapse of any such Permit is pending by or at the behest of any Governmental Entity, or to the Company's knowledge, threatened. All of such Permits shall remain in full force and effect in all material respects after the Offer and the Mergers. Since January 1, 2007, neither the Company nor any of its Subsidiaries has been in violation of (i) any Permits in any material respect, or (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, any applicable Law not explicitly covered in Section 4.11(b) thorough 4.11(g), including any consumer protection, equal opportunity, customs, patient confidentiality, health care industry regulation and third-party reimbursement laws including under any federal or state health care program, including but not limited to any Federal Health Care Program as defined in Section 1128B(f) of the U.S. Federal Social Security Act (together with all regulations promulgated thereunder, the "SSA"), and any similar Laws of any other jurisdiction. Since January 1, 2007, none of the Company or any of its Subsidiaries has received a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets or from a Government Entity seeking to investigate any such possible material violation. The Company is not subject to any material continuing liabilities, obligations or other consequences of any nature relating to any noncompliance by the Company with any Laws which occurred prior to January 1, 2007.

        (b)   Neither the Company nor any of its Subsidiaries is subject to any consent decree from any Governmental Entity. Neither the Company nor any of its Subsidiaries has received any warning letter from the FDA or equivalent action from any comparable non-U.S. Governmental Entity since January 1, 2007. Neither the Company nor any of its Subsidiaries has received any communication from any regulatory agency or been notified since January 1, 2007 that any product approval is withdrawn or modified or that such an action is under consideration. Without limiting the foregoing, the Company and each of its Subsidiaries is in compliance, in all material respects, with all current applicable statutes, rules, regulations, guidelines, policies or orders administered or issued by the FDA ("FDA Laws") or comparable foreign Governmental Entity ("Foreign Drug Laws") including FDA's Quality System Regulation, 21 C.F.R. Part 820; the Company does not have knowledge of any facts which furnish any reasonable basis for any Form FDA-483 observations or regulatory or warning letters from the FDA, Section 305 notices, or other similar communications from the FDA or comparable foreign entity. Since January 1, 2007, there have been no recalls, detentions, withdrawals, seizures, or termination or suspension of manufacturing requested or threatened relating to the Company's or its Subsidiaries' products, and no material field notifications, material field corrections or material alerts.

        (c)   The Company's and its Subsidiaries' products, where required, are being marketed in all material respects under valid pre market notifications under Section 510(k) of the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 360(k), and 21 C.F.R. Part 807, Subpart E ("510(k)'s") or pre-market approval applications approved by the FDA in accordance with 21 U.S.C. § 360(e) and 21 C.F.R. Part 814 ("PMA's"). All 510(k)'s and PMA's for the Company's and its Subsidiaries' products are exclusively owned by the Company or one of its Subsidiaries, and there is no reason to believe that FDA is considering limiting, suspending, or revoking any such 510(k)'s or PMA's or changing the marketing classification or labeling of any such products. To the knowledge of the Company, there is no false information or significant omission in any product application or product-related submission to the FDA or comparable foreign Governmental Entity. The Company and its Subsidiaries have obtained all necessary regulatory approvals from any foreign regulatory agencies related to the products distributed and sold by the Company, and the Company has not received any notice that any Governmental Entity seeks any material additional conditions on the distribution or sale of products in a jurisdiction covered by a regulatory approval. To the knowledge of the Company and its Subsidiaries, any third party that is a manufacturer, contractor, or agent for the Company or its Subsidiaries is in compliance with all Permits and regulatory approvals from the FDA or comparable Governmental Entity insofar as they pertain to the manufacture of product components or products for the Company or its Subsidiaries.

        (d)   Neither the Company nor any Subsidiary, nor the officers, directors, managing employees or agents (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company or any Subsidiary: (i) have engaged in any activities which are material violations of, or are cause for civil penalties or mandatory or permissive exclusion under, any federal or state health care Law or any non-U.S. Law of comparable scope, including but not limited to any Federal Health Care Program under Sections 1128, 1128A, 1128B, 1128C, or 1877 of SSA, the federal TRICARE statute (10 U.S.C. § 1071 et seq.), the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.), the False Statements Accountability Act (18 U.S.C. § 1001), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. § 3801 et seq.), 18 U.S.C. § 287, the anti-fraud and related provisions of the Health Insurance Portability and Accountability Act of 1996 (e.g., 18 U.S.C. §§ 1035 and 1347), or related federal, state or local statutes, or any non-U.S. Law of comparable scope, including knowingly and willfully offering, paying, soliciting or receiving any remuneration (interpreted broadly to include anything of value), directly or indirectly, overtly or covertly, in cash or in kind in return for, or to induce, the purchase, lease, or order, or the arranging for or recommending of the purchase, lease or order, of any item or service for which payment may be made in whole or in part under any such program; (ii) have had a civil monetary penalty assessed against them under Section 1128A of SSA; (iii) have been excluded from participation under any federal or state health care program (including any Federal Health Care Program), or any comparable non-U.S. program; (iv) have been convicted (as defined in 42 C.F.R. § 1001.2) of any of the categories of offenses described in Sections 1128(a) or 1128(b)(1), (b)(2), or (b)(3) of SSA or any non-U.S. Law of comparable scope; or (v) have failed to comply in any material respect with any state Law regarding disclosure of physician payments (commonly known as Sunshine Laws, which, for illustration purposes only, but without limiting the scope of this provision, are similar in subject matter to Section 1128G of the SSA).

        (e)   Neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

        (f)    The Company and each of its Subsidiaries have conducted their export transactions in accordance in all material respects with applicable provisions of U.S. export Laws (including the

International Traffic in Arms regulations, the Export Administration Regulations and the regulations administered by the Department of Treasury, Office of Foreign Assets Control ("OFAC")), and other export Laws of the countries where it conducts business, and neither the Company nor any of its Subsidiaries has received any notices of noncompliance, complaints or warnings with respect to its compliance with export Laws. Without limiting the foregoing:

            (i)  the Company and each of its Subsidiaries have obtained all material export licenses and other approvals required for their exports of products, software and technologies from the U.S. and other countries where it conducts business;

           (ii)  the Company and each of its Subsidiaries are in compliance in all material respects with the terms of such applicable export licenses or other approvals;

          (iii)  there are no pending or, to the knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to such export licenses or other approvals; and

          (iv)  the Company and its Subsidiaries have in place adequate controls and systems to ensure compliance in all material respects with applicable Laws pertaining to import and export control in each of the jurisdictions in which the Company and its Subsidiaries currently does or in the past has done business, either directly or indirectly.

        (g)   Neither the Company nor any of its Subsidiaries, employees or management appears on the Specially Designated Nationals and Blocked Persons List published by OFAC, or is otherwise a person with which any U.S. person is prohibited from dealing under the laws of the United States. Neither the Company nor any of its Subsidiaries does business or conducts any transactions with the governments of, or persons within, any country under economic sanctions administered and enforced by OFAC.

        Section 4.12    Benefit Plans.

        (a)   The Company has provided to Parent a true and complete list of each "employee benefit plan" (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), "multiemployer plans" (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, under which any employee or former employee of the Company or its Subsidiaries has any present or future right to benefits or the Company or its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "Company Plans." With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the "IRS"), if applicable, (iii) any summary plan description and other written communications (or a description of any oral communications) by the Company or its Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan and (iv) for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports and (D) attorney's response to an auditor's request for information.

        (b)   Each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of the Company, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan.

        (c)   No Company Plan is a multiemployer plan (as defined in Section 3(37) of ERISA) or is subject to Section 412 or 430 of the Code or Title IV of ERISA.

        (d)   With respect to the Company Plans, except as disclosed in the Company SEC Documents or to the extent that the inaccuracy of any of the representations set forth in this Section 4.12, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect:

            (i)  each Company Plan has been established and administered in accordance with its terms and in material compliance with the applicable provisions of ERISA and the Code, and no reportable event, as defined in Section 4043 of ERISA, to the Company's knowledge, no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any Company Plan, and all contributions required to be made under the terms of any Company Plan have been timely made;

           (ii)  there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the "PBGC"), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor, to the knowledge of the Company, are there facts or circumstances that exist that could reasonably give rise to any such Actions;

          (iii)  none of the Company and its Subsidiaries or members of their Controlled Group has incurred any direct or indirect material liability under ERISA or the Code in connection with the termination of, withdrawal from or failure to fund, any Company Plan or other retirement plan or arrangement, and no fact or event exists that would reasonably be expected to give rise to any such liability;

          (iv)  the Company and its Subsidiaries do not maintain any Company Plan that is a "group health plan" (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and the Company and its Subsidiaries are not subject to any material liability, including additional contributions, fines, penalties or loss of Tax deduction as a result of such administration and operation.

        (e)   None of the Company Plans provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby. No amount or benefit that could be received by any "disqualified individual" (as defined in Treasury Regulation Section 1.280G-1) with respect to the Company or any Subsidiary in connection with the transactions contemplated by this Agreement (alone or in combination with any other event, and whether pursuant to a Company Plan or otherwise) could be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code).

        (f)    No Company Plan provides for post-employment welfare benefits except to the extent required by Section 4980B of the Code or applicable state Law.

        (g)   Each Company Plan that is subject to Section 409A of the Code has complied in form and operation with the requirements of Section 409A of the Code. No individual is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any Tax (including federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A and 4999 of the Code)) or interest or penalty related thereto.

        Section 4.13    Labor and Employment Matters.

        (a)   The Company and its Subsidiaries are and have been in material compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker's compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans. As of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees.

        (b)   No employee of the Company or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of the Company, there has not been any activity on behalf of any labor organization or employee group to organize any such employees. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of the Company no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

        (c)   Except for such incorrect classifications as would not reasonably be expected to result in a liability of more than $250,000 in the aggregate, all individuals who are performing consulting or other services for the Company or any Subsidiary of the Company are or were correctly classified by the Company as either "independent contractors" or "employees" as the case may be. All employees of the Company and any Subsidiary of the Company have been correctly classified as "exempt" or "non-exempt" under the Fair Labor Standards Act.

        (d)   Section 4.13(d) of the Company Disclosure Letter contains a list of the name of each officer, employee and independent contractor of the company and each Subsidiary of the Company, together with such person's position or function, annual base salary or wages and any incentives or bonus arrangement with respect to such person.

        (e)   The properties, assets and operations of the Company and its Subsidiaries have been in compliance in all material respects with all applicable federal, state, local and foreign laws, rules and regulations, orders, decrees, judgments, permits and licenses relating to public and worker health and safety (collectively, "Worker Safety Laws"). With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, incidents, actions or plans of the Company or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws.

        Section 4.14    Environmental Matters.

        (a)   For purposes of this Agreement, the following terms shall have the following meanings: (i) "Hazardous Substances" means (A) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls, and (B) any other chemicals, materials or substances regulated as toxic or hazardous or as a pollutant, contaminant or waste under any applicable Environmental Law; (ii) "Environmental Law" means any applicable Law relating to pollution or protection of the environment, human health or safety or the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances; and (iii) "Environmental Permit" means any permit, approval, identification number, license or other authorization required under any applicable Environmental Law.

        (b)   The Company and its Subsidiaries are and have been in compliance with all applicable Environmental Laws, have obtained all Environmental Permits and are in compliance with their requirements, and have resolved all past non-compliance with Environmental Laws and Environmental Permits without any pending, on-going or future obligation, cost or liability, except in each case as has not had and would not reasonably be expected to have a Material Adverse Effect.

        (c)   Neither the Company nor any of its Subsidiaries has (i) placed, held, located, released, transported or disposed of any Hazardous Substances on, under, from or at any of their respective properties or any other properties other than in compliance with Applicable Law, (ii) any knowledge of the presence of any Hazardous Substances on, under, emanating from, or at any of their respective properties or any other property but arising from the Company's or any of its Subsidiaries' current or former properties or operations other than in compliance with applicable Law, or (iii) any knowledge, nor has it received any written notice (A) of any violation of or liability under any Environmental Laws, (B) of the institution or pendency of any suit, action, claim, proceeding or investigation by any Governmental Entity or any third party in connection with any such violation or liability, (C) requiring the investigation of, response to or remediation of Hazardous Substances at or arising from any of the Company's or any of its Subsidiaries' current or former properties or operations or any other properties, (D) alleging noncompliance by the Company or any of its Subsidiaries with the terms of any Environmental Permit in any manner reasonably likely to require significant expenditures or to result in liability, or (E) demanding payment for response to or remediation of Hazardous Substances at or arising from any of the Company's or any of its Subsidiaries' current or former properties or operations or any other properties, except in each case as has not had and would not reasonably be expected to have a Material Adverse Effect.

        (d)   No Environmental Law imposes any obligation upon the Company or any of its Subsidiaries arising out of or as a condition to any transaction contemplated by this Agreement, including any requirement to modify or to transfer any permit or license, any requirement to file any notice or other submission with any Governmental Entity, the placement of any notice, acknowledgment or covenant in any land records, or the modification of or provision of notice under any agreement, consent order or consent decree.

        (e)   There are no environmental assessments or audit reports or other similar studies or analyses in the possession or control of the Company or any of its Subsidiaries relating to any real property currently or formerly owned, leased or occupied by the Company or any of its Subsidiaries that have not been made available to Parent and which disclose a condition that has had or would reasonably be expected to have a Material Adverse Effect.

        (f)    Neither the Company nor any of its Subsidiaries has exposed any employee or third party to any Hazardous Substances or condition that has subjected or may subject the Company to liability under any Environmental Law, except as has not had and would not reasonably be expected to have a Material Adverse Effect.

        (g)   No underground storage tanks, asbestos-containing material, or polychlorinated biphenyls have ever been located on property or properties presently or formerly owned or operated by the Company or any of its Subsidiaries, except as has not had and would not reasonably be expected to have a Material Adverse Effect.

        (h)   Neither the Company nor any of its Subsidiaries has agreed to assume, undertake or provide indemnification for any material liability of any other person under any Environmental Law, including any obligation for corrective or remedial action.

        (i)    Neither the Company nor any of its Subsidiaries has received written notice that it is required to make any material capital or other expenditures to comply with any Environmental Law nor is there any reasonable basis on which any Governmental Entity could take action that would require such material capital or other expenditures.

        Section 4.15    Taxes.

        (a)   The Company and each of its Subsidiaries have prepared and timely filed all material Tax Returns required to be filed and all Tax Returns filed by the Company and its Subsidiaries are true, correct and complete in all material respects. For purposes of this Section 4.15, references to the Company and/or its Subsidiaries include predecessors to the Company and its Subsidiaries. The Company has made available to Parent copies of all federal income and other material Tax Returns filed by the Company and its Subsidiaries since January 1, 2007.

        (b)   All material Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Returns) have timely been paid, or have been timely withheld and remitted (if applicable), to the appropriate Governmental Entity, and all Taxes that have accrued but are not yet payable have been reserved for in accordance with GAAP (including FIN 48, Accounting for Uncertainty in Income Taxes) in the Company's financial statements included in the Company SEC Documents, or have been incurred in the ordinary course of business since the date of the Company SEC Documents filed most recently in amounts consistent with prior periods.

        (c)   Since January 1, 2007, the Company and its Subsidiaries have not incurred, individually or in the aggregate, any material Liability for Taxes or recognized any material amount of taxable income outside the ordinary course of business or otherwise inconsistent with past practice.

        (d)   There is no Tax deficiency outstanding, assessed or, to the knowledge of the Company, proposed against the Company or any of its Subsidiaries, nor, as of the date hereof, has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax that is still in effect. Section 4.15(d) of the Company Disclosure Letter sets forth all material Tax deficiencies that have been proposed against the Company or any of its Subsidiaries since January 1, 2007 (whether or not settled or otherwise resolved).

        (e)   No audit, examination, claim or legal proceeding with respect to Taxes or of a Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified of any request for such an audit or other examination or of any such claim or proceeding.

        (f)    As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provision of state, local, or foreign Law that could materially affect the liability of the Company or any Subsidiary for Taxes following the Merger.

        (g)   Each of the Company and its Subsidiaries has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code or any similar provision of state, local, or foreign Law.

        (h)   No claim has been made by any Governmental Entity in a jurisdiction where either the Company or any of its Subsidiaries has not filed Tax Returns indicating that the Company or such Subsidiary is or may be subject to any taxation by such jurisdiction.

        (i)    Neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method, and neither the Company nor any of its Subsidiaries has any knowledge that a Governmental Entity has proposed any such adjustment or change in accounting method, nor is any application pending with any Governmental Entity requesting permission for any change in accounting method.

        (j)    Other than in the ordinary course of business, consistent with past practice, neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, U.S. taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any transaction that occurred prior to the Merger, including (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, or (iii) any election made or contemplated to be made on any Tax Return.

        (k)   There are no material Liens on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes, other than Permitted Liens.

        (l)    The Company is not a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code, nor has it been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(i) of the Code.

        (m)  There are no material deferred intercompany transactions within the meaning of Treasury Regulation Section 1.1502-13(b)(1) with respect to which the Company or any of its Subsidiaries would be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date. There are no material "excess loss accounts" within the meaning of Treasury Regulation Section 1.1502-19(a)(2) with respect to any Subsidiaries of the Companies. There are no material items of income that will be required to be recognized by the Company or any of its Subsidiaries as a result of the Merger.

        (n)   Neither the Company nor any of its Subsidiaries (i) is a party to a Contract (other than a Contract entered into in the ordinary course of business with vendors, customers and lessors) that provides for Tax indemnity or Tax sharing, or for the payment of any portion of a Tax (or pay any amount calculated with reference to any portion of a Tax) of any other Person, or (ii) has any Liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor. Neither the Company nor any of its Subsidiaries has been a member of a combined, consolidated, unitary or similar group for Tax purposes, other than any such group of which the Company was at all times the common parent corporation.

        (o)   The amount and nature of the tax attributes of the Company and its Subsidiaries (including net operating loss, capital loss and tax credit carryovers) reported in the Company's most recent annual report on Form 10-K filed with the SEC are true and correct in all material respects as of the end of the Company's most recent taxable year described therein, and no transaction has occurred since the end of the period covered in such annual report that has materially reduced any such tax attributes other than in the ordinary course of business. The Company is not aware of any other material limitations on its ability to utilize such attributes other than by reason of the effect of the transactions contemplated by this Agreement under Sections 382 and 383 of the Code and comparable provisions of state, local and foreign Tax Law, if any. Neither the Company nor any of its Subsidiaries has undergone an ownership change under Section 382 and/or Section 383 of the Code.

        (p)   Neither the Company nor any of its Subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two (2) years prior to the date of this Agreement or (y) in a distribution which would otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code and regulations thereunder) in conjunction with the Merger.

        (q)   Neither the Company nor any of its Subsidiaries has participated (i) in a transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(1) or, (ii) to the knowledge of the Company, in a reportable transaction (other than a listed transaction), as set forth in Treasury Regulation Section 1.6011-4(b).

        (r)   Section 4.15(r) of the Company Disclosure Letter sets forth each Tax ruling, Tax holiday and other agreement with any Government Entity with respect to Taxes of the Company or its Subsidiaries. The Company and its Subsidiaries are in compliance with each such Tax ruling, Tax holiday and other agreement in all material respects. There is no material risk that any material Tax ruling, Tax holiday or other agreement with any Government Entity with respect to Taxes will expire, be revoked or otherwise terminate, whether as a result of the Merger or otherwise prior to the stated or applicable term thereof as provided therein. Neither the Company nor any if its Subsidiaries currently has outstanding any requests for Tax rulings, Tax holidays or other agreements with any Government Entity with respect to Taxes that could adversely affect their liability for Taxes or the amount of taxable income or loss for any tax year or period ending after the Closing Date.

        (s)   The Company and its Subsidiaries are and have been in compliance in all material respects with the applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating transfer pricing practices of the Company and its Subsidiaries. The prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries are, in all material respects, arm's-length prices for purposes of the relevant transfer pricing Laws, including Treasury Regulations promulgated under Section 482 of the Code.

        (t)    Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact that could be reasonably expected to prevent the Merger, taken together with the Offer and the Second Merger, from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        (u)   No Subsidiary of the Company that is a "controlled foreign corporation" as defined in the Code owns (directly or indirectly) a material "investment in United States property" for purposes of Section 956 of the Code. Neither the Company nor any of its Subsidiaries owns an interest in any entity treated as a "passive foreign investment company" as defined in the Code.

        Section 4.16    Contracts.

        (a)   Section 4.16(a) of the Company Disclosure Letter lists all of the Material Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound other than those Material Contracts already set forth in the Company SEC Documents publicly available prior to the date of this Agreement. All copies of Material Contracts made available to Parent are true and complete copies of such Contracts. "Material Contracts" means any of the following contracts, agreements or arrangements (other than purchase or sales orders entered into in the ordinary course), whether written or oral, currently in effect and binding (provided that "Material Contract" shall not include any Contract that is (i) not a distribution agreement or a contract research organization agreement and that is terminable by the Company or its Subsidiaries upon 120 days or less notice without penalty, (ii) will be performed or satisfied in full prior to the Effective Time without material penalty to the Company and its Subsidiaries, or (iii) is solely between the Company and one or more of its Subsidiaries or is solely between Company Subsidiaries):

            (i)  any Contract that would be required to be filed by the Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

           (ii)  any Contract that limits the ability of the Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries, including the Surviving Corporation) to compete in any line of business or with any Person or in any geographic area, or that restricts the right of the Company and its Subsidiaries (or, following the consummation of the transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries, including the Surviving Corporation) to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third Person "most favored nation" status or any similar type of favored discount rights;

          (iii)  any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability or other similar agreement or arrangement;

          (iv)  any Contract relating to Indebtedness;

           (v)  any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $500,000 or more (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice);

          (vi)  any Contract that by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $500,000 over the remaining term of such Contract;

         (vii)  any Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification (other than product warranties or real estate lease indemnities in the ordinary course of business consistent with past practice), guarantee, "earn-out" or other contingent payment obligations, in each case that could result in payments in excess of $500,000;

        (viii)  any Contract that is a license agreement that is material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries grants or is granted a license under any Intellectual Property, other than license agreements for "off-the-shelf" software that is generally commercially available and is licensed in object code form solely for internal use purposes;

          (ix)  any Contract that provides for any material confidentiality, standstill or similar obligations on the Company or its Subsidiaries, except for such Contracts entered into in the ordinary course of business consistent with past practice;

           (x)  any Contract that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or expenditure in an amount in excess of $500,000;

          (xi)  any Contract between the Company or any of its Subsidiaries, on the one hand, and any Affiliate thereof other than any Subsidiary of the Company of more than $120,000;

         (xii)  any Contract with brokers, franchisees, distributors or dealers;

        (xiii)  any agreements with group purchasing organizations (GPOs) or integrated delivery networks (IDNs);

        (xiv)  any agreement with the Veterans Administration or Federal Supply Administration;

         (xv)  any Contract with any Governmental Entity that involves amounts in excess of $500,000; or

        (xvi)  any Contract that is material to the business of the Company and its Subsidiaries, taken as a whole, that requires a consent to or otherwise contains a provision relating to a "change of control," or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement.

        (b)   (i) Each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; and (ii) there is no default under any Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto under any such Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such default, event or condition. The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

        Section 4.17    Insurance.    Section 4.17 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic occurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is, to the knowledge of the Company, in full force and effect and all premiums due thereon have been paid, and (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit cancellation or termination of, any such policy. No notice of cancellation or termination has been received with respect to any such policy.

        Section 4.18    Properties.

        (a)   The Company or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its assets constituting personal property (excluding, for purposes of this sentence, assets held under leases), free and clear of all Liens other than (i) statutory ad valorem and real estate and other Liens for current taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics', workmen's, repairmen's, landlord's, warehousemen's, carriers' or similar Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice (iii) encumbrances on real property in the nature of zoning restrictions, easements, rights of way, encroachments, restrictive covenants, and other similar rights or restrictions that were not incurred in connection with the borrowing of money or the obtaining of advances or credit and that do not, individually or in the aggregate, materially detract from the value the properties subject thereto or affected thereby or materially impair present business operations at such properties, (iv) existing Liens disclosed in the Company's consolidated balance sheet as at June 30, 2010 (or the notes thereto) included in the Company SEC Documents; and (v) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted ("Permitted Liens").

        (b)   Section 4.18(b) of the Company Disclosure Letter sets forth a true and complete list of all real property owned by the Company or any of its Subsidiaries ("Owned Real Property") and all property leased for the benefit of the Company or any of its Subsidiaries ("Leased Real Property"). Each of the Company and its Subsidiaries has (i) good and marketable title in fee simple to all Owned Real Property and (ii) good leasehold title to all Leased Real Property, in each case, free and clear of all Liens except Permitted Liens. No parcel of Owned Real Property or Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed. All leases of Leased Real Property and all amendments and modifications thereto are in full force and effect, and there exists no default under any such lease by the Company, any of its Subsidiaries or any other party thereto, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company, any of its Subsidiaries or any other party thereto, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Assuming all consents, approvals and authorizations listed in Section 4.5 of the Company Disclosure Letter relating to any Leased Real Property have been obtained, all leases of Leased Real Property shall remain valid and binding in accordance with their terms following the Effective Time.

        (c)   There are no contractual or legal restrictions that preclude or materially restrict the ability to use any Owned Real Property or, to the knowledge of the Company, Leased Real Property by the Company or any of its Subsidiaries for the current or contemplated use of such real property. To the knowledge of the Company, there are no material latent defects or material adverse physical conditions affecting the Owned Real Property or Leased Real Property. All plants, warehouses, distribution centers, structures and other buildings on the Owned Real Property or Leased Real Property are adequately maintained in all material respects and are in good operating condition and repair for the requirements of the business of the Company and its Subsidiaries as currently conducted.

        (d)   Each of the Company and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

This Section 4.18 does not relate to intellectual property, which is the subject of Section 4.19.

        Section 4.19    Intellectual Property.

        (a)   As used herein, the term "Intellectual Property" means all intellectual property rights arising under the laws of the United States or any other jurisdiction, including the following: (i) trade names, trademarks and service marks (registered and unregistered), domain names, trade dress and similar rights and applications to register any of the foregoing (collectively, "Marks"); (ii) patents and patent applications and rights in respect of utility models or industrial designs (collectively, "Patents"); (iii) copyrights and registrations and applications therefor (collectively, "Copyrights"); and (iv) know-how, inventions, discoveries, methods, processes, technical data, specifications, research and development information, technology, data bases and other proprietary or confidential information, including customer lists, in each case that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure, but excluding any Copyrights or Patents that cover or protect any of the foregoing (collectively, "Trade Secrets").

        (b)   Section 4.19(b)(1) of the Company Disclosure Letter sets forth an accurate and complete list of all registered Marks and applications for registration of Marks owned by or exclusively licensed to the Company or any of its Subsidiaries, excluding any Marks that are exclusively licensed to the Company or any of its Subsidiaries that are not being used in the current conduct of the Company's and its Subsidiaries' businesses (collectively, "Company Registered Marks"), Section 4.19(b)(2) of the Company Disclosure Letter sets forth an accurate and complete list of all Patents owned by or exclusively licensed to the Company or any of its Subsidiaries, excluding any Patents that are exclusively licensed to the Company or any of its Subsidiaries that are not being used in the current conduct of the Company's and its Subsidiaries' businesses (collectively, "Company Patents") and Section 4.19(b)(3) of the Company Disclosure Letter sets forth an accurate and complete list of all registered Copyrights and all pending applications for registration of Copyrights owned by or exclusively licensed to the Company or any of its Subsidiaries, excluding any Copyrights that are exclusively licensed to the Company or any of its Subsidiaries that are not being used in the current conduct of the Company's and its Subsidiaries' businesses (collectively, "Company Registered Copyrights" and, together with the Company Registered Marks and the Company Patents, "Company Registered IP"). No Company Registered IP owned by the Company or any of its Subsidiaries or, to knowledge of the Company, exclusively licensed to the Company or any of its Subsidiaries has been or is now involved in any interference, reissue, reexamination, opposition, nullity or cancellation proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP. The Company Registered IP owned by the Company or any of its Subsidiaries or, to knowledge of the Company, exclusively licensed to the Company or any of its Subsidiaries is subsisting. To the knowledge of the Company, the Company Registered IP (excluding any pending applications included in the Company Registered IP) is valid and enforceable and, except as set forth on Section 4.19(b)(4) of the Company Disclosure Letter, no written or, to the knowledge of the Company, oral notice or claim challenging the validity or enforceability or alleging the misuse of any of the Company Registered IP has been received by the Company or any of its Subsidiaries. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that would reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IP, and all filing, examination, issuance, post registration and maintenance fees, annuities and the like that have come due and are required to maintain, preserve or renew any of the Company Registered IP owned by the Company or any of its Subsidiaries or, to knowledge of the Company, exclusively licensed to the Company or any of its Subsidiaries have been timely paid. Except as set forth on Section 4.19(b)(5) of the Company Disclosure Letter, with respect to the Company Registered IP owned by the Company or any of its Subsidiaries, and to the knowledge of the Company with respect to the Company Registered IP exclusively licensed to the Company or any of its Subsidiaries, there are no filings, payments or other actions that were required to have been or are required to be made or taken by January 15, 2011, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates, for the purposes of complying with legal requirements to obtain, maintain, preserve or renew any Company Registered IP.

        (c)   The Company and its Subsidiaries have taken commercially reasonable steps to protect their rights in the Intellectual Property owned by the Company or its Subsidiaries and maintain the confidentiality of all of the Trade Secrets of the Company or its Subsidiaries. All current or former employees, consultants and contractors who have participated in the creation of any Intellectual Property that is used by the Company or its Subsidiaries have entered into proprietary information, confidentiality and assignment agreements substantially in the Company's standard forms (which have previously been provided to Parent).

        (d)   The Company or its Subsidiaries own, or possess adequate licenses or other valid rights to use, all of the Intellectual Property that is necessary for the conduct of the Company's and its Subsidiaries' businesses. None of the Intellectual Property owned by or, to the knowledge of the Company, licensed to, the Company or its Subsidiaries is subject to any outstanding order, judgment, or stipulation restricting the use or exploitation thereof by the Company or its Subsidiaries.

        (e)   The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss or impairment of, or give rise to any right of any third party to terminate or re-price or otherwise modify any of the Company's or any of its Subsidiaries' rights or obligations under any Material Contract as defined in Section 4.16(a)(viii) of this Agreement. The rights licensed under each agreement granting to the Company or any of its Subsidiaries, as the case may be, any material right or license under or with respect to any Intellectual Property owned by a third party shall be exercisable by the Surviving Corporation or such Subsidiary, respectively, on and immediately after the Closing to the same extent as by the Company or such Subsidiary prior to the Closing. Neither the Company nor any of its Subsidiaries has granted to any third party any exclusive rights under any Intellectual Property owned by the Company or its Subsidiaries. All milestones and other conditions set forth in any license agreements under which Intellectual Property is licensed to the Company or any of its Subsidiaries that are required to be satisfied in order for the Company or such Subsidiary to retain any exclusive rights granted under such agreements have been timely satisfied and all such exclusive rights remain in full force and effect.

        (f)    The Company or one or more of its Subsidiaries owns exclusively all right, title and interest to the Company Registered IP (other than Company Registered IP exclusively licensed to the Company or any of its Subsidiaries) and all other Intellectual Property purportedly owned by the Company or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens, and neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral notice or claim challenging the Company's or such Subsidiary's ownership of any of such Intellectual Property. To the knowledge of the Company, no loss, impairment or expiration of any Intellectual Property rights used in the Company's and the Subsidiaries' business as currently conducted is pending or threatened.

        (g)   The conduct of the Company's and the Subsidiaries' business as currently conducted, including the use or other exploitation of the Intellectual Property owned by the Company or any of its Subsidiaries, has not infringed, misappropriated, diluted or violated, and does not infringe, misappropriate, dilute or violate, in any material respect, any Intellectual Property of any third party or constitute unfair competition or unfair trade practices under the laws of any jurisdiction, and neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral notice or claim asserting or suggesting that any such infringement, misappropriation, violation, dilution, unfair competition or unfair trade practice has occurred, nor, to the knowledge of the Company, is there any reasonable basis therefor. To the knowledge of the Company, (i) no third party is, in any material respect, misappropriating or infringing any material Intellectual Property owned by or exclusively licensed to the Company or its Subsidiaries and (ii) no third party has made any unauthorized disclosure of any Trade Secrets of the Company or its Subsidiaries.

        (h)   To the knowledge of the Company, at no time during the conception of or reduction to practice of any Intellectual Property owned by the Company or any of its Subsidiaries was any developer, inventor or other contributor to such Intellectual Property operating under any grants from any Governmental Entity or private source, performing research sponsored by any Governmental Entity or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party, in each case that would impair or limit the Company's or any of its Subsidiaries' rights in such Intellectual Property. To the knowledge of the Company, there exist no inventions by current or former employees or consultants of the Company or any of its Subsidiaries made or otherwise conceived prior to their beginning employment or consultation with the Company or such Subsidiary that have been or are intended to be incorporated into any of the Company's Intellectual Property or products, other than any such inventions that have been validly and irrevocably assigned or licensed to the Company by written agreement.

        (i)    To the knowledge of the Company, there has been no prior use of any Company Registered Mark or any material unregistered Mark adopted by the Company or any of its Subsidiaries (collectively, "Company Marks") by any third party that would confer upon such third party superior rights in such Company Mark.

        Section 4.20    Products.    Since January 1, 2007, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company any distributor of the Company or any of its Subsidiaries, has received a claim for or based upon breach of product or service warranty or guaranty or similar claim, strict liability in tort, negligent design of product, negligent provision of services or any other allegation of liability, including or arising from the materials, design, testing, manufacture, packaging, labeling

(including instructions for use), or sale of its products or from the provision of services, in each case that would not result in material liability to the Company and its Subsidiaries in excess of the warranty reserve reflected on the Company's balance sheet as of June 30, 2010.

        Section 4.21    Accounts Receivable.    All of the accounts and notes receivable of the Company and its Subsidiaries set forth on the books and records of the Company and its Subsidiaries (net of the applicable reserves reflected on the books and records of the Company and its Subsidiaries and in the Financial Statements) (i) represent sales actually made or transactions actually effected in the ordinary course of business for goods or services delivered or rendered to unaffiliated customers in bona fide arm's length transactions, (ii) constitute valid claims, and (iii) are good and collectible at the aggregate recorded amounts thereof (net of such reserves) without right of recourse, defense, deduction, return of goods, counterclaim, or offset.

        Section 4.22    Inventories.    All inventories of the Company and its Subsidiaries consist of items of merchantable quality and quantity usable or saleable (free of any material defect or deficiency) in the ordinary course of business, are saleable at prevailing market prices that are not less than the book value amounts thereof or the price customarily charged by the Company and its Subsidiaries therefor, conform to the specifications established therefor, and have been manufactured in accordance with applicable regulatory requirements. The quantities of all inventories, materials, and supplies of the Company and its Subsidiaries (net of the obsolescence reserves therefor shown in the Financial Statements and determined in the ordinary course of business consistent with past practice) are not obsolete, damaged, slow-moving, defective, or excessive, and are reasonable and balanced in the circumstances of the Company and its Subsidiaries.

        Section 4.23    State Takeover Statutes.    The Company has elected in its Amended and Restated Certificate of Incorporation to not be governed by Section 203 of the DGCL. Other than Chapter 80B of the Minnesota Statutes, no other "moratorium," "fair price," "business combination," "control share acquisition" or similar provision of any state statutory anti-takeover Law (collectively, "Takeover Laws") applies to this Agreement, the Offer or the Mergers.

        Section 4.24    No Rights Plan.    There is no stockholder rights plan, "poison pill" anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

        Section 4.25    Related Party Transactions.    No present director, executive officer, stockholder owning 5% or more of the Company's Shares, or Affiliate of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, or any of such Person's Affiliates or immediate family members (each of the foregoing, a "Related Party"), is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months or that has continuing obligations, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K, and, to the knowledge of the Company, no former director or officer is party to any such Contract that was not entered into on an arms-length basis (an "Affiliate Transaction") that has not been so disclosed. Any Affiliate Transaction as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to the Company or any of its Subsidiaries as would have been obtainable by the Company in a similar transaction with an unaffiliated third party. To the knowledge of the Company, no Related Party of the Company or any of its Subsidiaries owns, directly or indirectly, on an individual or joint basis, any material interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of the Company or any of its Subsidiaries, or any organization which has a Contract with the Company or any of its Subsidiaries.

        Section 4.26    Brokers.    No broker, investment banker, financial advisor or other Person, other than Piper Jaffray & Co., the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has furnished to Parent a true and complete copy of any Contract between the Company and Piper Jaffray & Co. pursuant to which Piper Jaffray & Co. could be entitled to any payment from the Company relating to the transactions contemplated hereby. Section 4.26 of the Company Disclosure Letter sets forth (a) all transaction fees and expenses (whether payable to financial advisory, legal, accounting or other providers) that include a success fee or other premium or additional fee due as a result of execution and delivery of this Agreement or consummation of the transactions contemplated hereby.

        Section 4.27    Opinion of Financial Advisor.    The Company has received the opinion of Piper Jaffray & Co., dated the date of this Agreement, to the effect that, subject to the assumptions, qualifications and other matters set forth therein, as of such date, the consideration to be received by the holders of Shares (other than as set forth in such opinion) pursuant to this Agreement, is fair, from a financial point of view, to such holders of Shares, a signed true and complete copy of which opinion has been provided to Parent.

        Section 4.28    Exclusivity of Representations and Warranties.    Neither the Company nor any of its Affiliates or representatives is making any representation or warranty on behalf of the Company of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to financial condition, results of operations, prospects, assets or liabilities of the Company and its Subsidiaries), except as expressly set forth in Article IV of this Agreement (as qualified by the introductory paragraph to Article IV) and the representations and warranties referred to in Section 6.9(c), and the Company hereby disclaims any and all such other representations and warranties. Without limiting the express representations and warranties in this Article IV (including any representations and warranties regarding documents delivered or made available to Parent), and without limiting the broad nature of the disclaimer set forth in the prior sentence, no representation or warranty is being made as a result of the Company making available to Parent and Merger Sub any management presentations, information, documents, projections, forecasts and other material in a "data room" or otherwise.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

        Each representation and warranty in this Article V is made and given with the intention of inducing the Company to enter into this Agreement. Parent and the Merger Sub represent and warrant to the Company as follows:

        Section 5.1    Organization, Standing and Power.    Each of Parent and Merger Sub (a) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and (b) has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, "Parent Material Adverse Effect" means any event, change, circumstance, occurrence, effect or state of facts that materially impairs the ability of Parent and Merger Sub to consummate, or prevents or materially delays, the Offer, the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so.

        Section 5.2    Authority.    Each of Parent and Merger Sub has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors' rights generally or by general principles of equity).

        Section 5.3    No Conflict; Consents and Approvals.

        (a)   The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and, assuming that all consents, approvals, authorizations and other actions described in this Section 5.3 have been obtained and all filings and obligations described in this Section 5.3 have been made, the consummation of the Offer and the Mergers and compliance by each of Parent and Merger Sub with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or Merger Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the certificate of incorporation or bylaws of Parent or Merger Sub, each as amended to date, (ii) any material Contract to which Parent or Merger Sub is a party by which Parent, Merger Sub or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 5.3(b), any material Law or any rule or regulation of the NYSE applicable to Parent or Merger Sub or by which Parent, Merger Sub or any of their respective properties or assets may be bound.

        (b)   No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the HSR Act and any equivalent foreign antitrust filings, (ii) such filings and reports as required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and "blue sky" laws, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (iv) any filings required under the rules and regulations of the NYSE, (v) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or by the transactions contemplated by this Agreement, and (vi) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

        Section 5.4    Capital Structure.    The authorized capital stock of Parent consists of Five Hundred Million (500,000,000) shares of Parent Common Stock and Twenty-Five Million (25,000,000) shares of preferred stock, par value $1.00 per share (the "Parent Preferred Stock"). As of the close of business on October 13, 2010 (i) 329,006,642 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, and (iii) 47,520,034 shares of Parent Common Stock were reserved for issuance pursuant to employee or director stock option, stock purchase or equity compensation plans, arrangements or agreements of Parent (the "Parent Equity

Plans"), of which 31,832,183 shares were subject to outstanding options or other rights ("Parent Stock Options"). The shares of Parent Stock to be issued pursuant to the Offer and the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid and nonassessable.

        Section 5.5    Certain Information.    Neither the Registration Statement, nor the Post-Effective Amendment, nor the Offer Documents will, at the respective times they are first filed with the SEC, amended or supplemented or first published, sent or given to the Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement, the Post-Effective Amendment, and the Offer Documents will, at the respective times they are first filed with the SEC, at the respective times they are amended or supplemented and as of as of the date first published, sent or given to the Stockholders, comply as to form in all material respects with the provisions of the Exchange Act. Immediately preceding and during the period used to calculate the Average Trading Price, the Parent SEC Documents will not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading during the entirety of such period (except as promptly corrected in accordance with Section 6.10(c)). Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Registration Statement, the Post-Effective Amendment, or the Offer Documents based on information supplied by or on behalf of the Company, any of its Subsidiaries or Affiliates specifically for inclusion or incorporation by reference therein. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion in the Schedule 14D-9 or the Proxy Statement will, at the respective times they are first published, sent or given to the Stockholders and, in the case of the Proxy Statement, at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Schedule 14D-9 or the Proxy Statement based on information supplied by or on behalf of Company specifically for inclusion or incorporation by reference therein. The registration statement filed under Chapter 80B of the Minnesota Statutes (and any amendment thereof or supplement thereto) will not when filed with the Commissioner of Commerce of the State of Minnesota or at the time of distribution or dissemination thereof to the Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Purchaser with respect to statements made therein based on information supplied by or on behalf of the Company or any of its Subsidiaries or Affiliates for inclusion in such registration statement. The registration statement filed under Chapter 80B of the Minnesota Statutes Annotated will comply as to form in all material respects with applicable provisions of Minnesota Law and the rules and regulations thereunder.

        Section 5.6    Merger Sub.    Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of Merger Sub is owned directly or indirectly by Parent.

        Section 5.7    Financing.    Parent and Merger Sub will have, as of the respective dates of consummation of the Offer and the Merger, sufficient funds to consummate the Offer and the Merger on the terms and subject to the conditions set forth herein.

        Section 5.8    Vote/Approval Required.    No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent as the sole shareholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement, the Offer and the Merger.

        Section 5.9    Ownership of Shares.    Except as previously disclosed to the Company, neither Parent nor Merger Sub or any of their Subsidiaries beneficially owns any Shares as of the date hereof.

        Section 5.10    Litigation.    Except for matters which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or as disclosed in the Parent SEC Documents, there are no civil, criminal, administrative or regulatory actions, suits, claims, hearings, investigations or proceedings pending against Parent or any of its Subsidiaries.

        Section 5.11    SEC Reports.

        (a)   Parent has filed all required forms, reports and documents with the SEC since December 31, 2007 ("Parent SEC Documents"), and each of such Parent SEC Documents complied at the time of filing (or if amended or superseded by a filing prior to the date of this Agreement, then as of the date of such filing) in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as in effect on the dates such forms, reports and documents were filed. None of the Parent SEC Documents contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded or amended by a Parent SEC Report filed subsequently and prior to the date hereof. As of October 13, 2010 and through the date of this Agreement, none of the Parent SEC Documents filed since January 1, 2010 (except to the extent superseded or amended by a Parent SEC Report filed subsequently to any particular report and prior to the date hereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading. The consolidated financial statements of Parent included in the Parent SEC Documents (i) have been prepared in all material respects in accordance with GAAP consistently applied and maintained throughout the periods indicated and (ii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (except in each case as may be indicated in the notes thereto and except that unaudited statements are subject to normal year-end adjustments that did not have and would not, individually or in the aggregate, have a Parent Material Adverse Effect, and do not contain footnotes in substance or form required to the extent permitted by Form 10-Q of the Exchange Act).

        (b)   Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent's periodic and current reports under the Exchange Act, is made known to Parent's chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of the Company's disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

        (c)   Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Parent's financial reporting and the preparation of the Parent's financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent's internal control over financial reporting prior to the date hereof, to Parent's auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent's internal control over financial reporting which are reasonably likely to adversely affect Parent's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal control over financial reporting.

        Section 5.12    Compliance with Laws.    The businesses of Parent and its Subsidiaries are being conducted in compliance with all applicable Laws or any foreign country or any political subdivision thereof or of any Governmental Entity, except for violations or possible violations that do not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or its Subsidiaries is pending or, to the knowledge of Parent, threatened, nor, to the knowledge of Parent, has any Governmental Entity indicated an intention to conduct the same, other than in each case those would not reasonably be expected to have a Parent Material Adverse Effect.

        Section 5.13    No Undisclosed Liabilities; Absence of Certain Changes.    Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto), other than liabilities and obligations incurred since December 31, 2009, which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

        Section 5.14    Tax Treatment.    Neither Parent or any of its Subsidiaries, including Merger Sub, nor, to the knowledge of Parent, any of its Affiliates has taken or has agreed to take any action or knows of any fact that could be reasonably expected to prevent the Merger from constituting a "reorganization" qualifying under the provisions of Section 368(a) of the Code.

        Section 5.15    Exclusivity of Representations and Warranties.    None of Parent, Merger Sub, nor any of their Affiliates or representatives is making any representation or warranty to the Company on behalf of Parent or Merger Sub of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to financial condition, results of operations, prospects, assets or liabilities of Parent and its Subsidiaries), except as expressly set forth in Article V of this Agreement and the representations and warranties referred to in Section 6.9(c), and Parent and Merger Sub hereby disclaim any and all such other representations and warranties to the Company. Without limiting the express representations and warranties in this Article V, and without limiting the broad nature of the disclaimer set forth in the prior sentence, no representation or warranty is being made as a result of Parent's making available to the Company or any of its Affiliates, Stockholders or Representatives any management presentations, information, documents, projections, forecasts and other material in a "data room" or otherwise. Nothing in this Section 5.15 is intended to mitigate Parent's obligations under applicable securities Laws.

ARTICLE VI
COVENANTS

        Section 6.1    Conduct of Business.

        (a)   During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Parent or as otherwise specifically required by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition (normal wear and tear excepted), keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time:

            (i)  Except as set forth in Section 6.1(a) of the Company Disclosure Letter or as specifically required or permitted by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries, without Parent's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed, except that Parent may withhold its consent in its sole discretion with respect to the matters covered by Section 6.1(i)(A), (B), (C), (D), (F), (G) or (Y)(1)), to:

            (A)  (1) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly owned Subsidiary of the Company to its parent that does not trigger material Tax liability, (2) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests (except for the withholding of shares in connection with Taxes payable in respect of the exercise of Company Stock Options and the issuance of Shares in connection with the vesting of restricted stock units, performance stock units, restricted stock unit rights or other awards granted under the Company Plans) or (3) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

            (B)  issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, "phantom" stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of Shares, including pursuant to Contracts as in effect on the date hereof (other than the issuance of Shares upon the exercise of Company Stock Options and RSUs outstanding on October 13, 2010 in accordance with their terms as in effect on such date);

            (C)  amend, authorize or otherwise change its certificate of incorporation or by-laws (or similar organizational documents);

            (D)  directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to the Company and its Subsidiaries, other than inventory acquired in the ordinary course of business consistent with past practice;

            (E)  directly or indirectly sell, lease, license non Intellectual Property, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, except sales of inventory in the ordinary course of business consistent with past practice;

            (F)  adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, capitalization or other reorganization;

            (G)  (1) other than borrowings under its existing credit facilities in the ordinary course of business consistent with past practice in an amount not in excess of a net debt amount of $229 million, incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money, any obligations under conditional or installment sale Contracts or other retention Contracts relating to purchased property, any capital lease obligations or any guarantee or any such indebtedness of any other Person, issue or sell any debt securities, options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of any other Person, enter into any "keepwell" or other agreement to maintain any financial statement condition of any other Person or enter into any arrangement having the economic effect of any of the foregoing (collectively, "Indebtedness"), or amend, modify or refinance any Indebtedness or (2) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;

            (H)  except as set forth in the capital expenditure budget set forth in Section 6.1(a)(i)(H) of the Company Disclosure Letter, incur or commit to incur any capital expenditure or authorization or commitment with respect thereto that individually is in excess of $250,000, or in the aggregate are in excess of $1,000,000;

            (I)   except as required by Law or judgment of a court of competent jurisdiction, (1) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company and its Subsidiaries included in the Company SEC Documents (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (2) cancel any material indebtedness or (3) waive, release, grant or transfer any right of material value;

            (J)   except in the ordinary course of business consistent with past practice, (1) materially modify, amend, terminate, cancel or extend any Material Contract or (2) enter into any Contract that if in effect on the date hereof would be a Material Contract;

            (K)  commence any Action (other than an Action as a result of an Action commenced against the Company or any of its Subsidiaries), or compromise, settle or agree to settle any material Action (including any Action relating to this Agreement or the transactions contemplated hereby);

            (L)  change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its material assets;

            (M) settle or compromise any material liability for Taxes, amend any material Tax Return, enter into any material Contract with or request any material ruling from any Governmental Entity relating to Taxes, make, change or revoke any material Tax election, change any method of accounting for Tax purposes, take any material position on a Tax Return inconsistent with a position taken on a Tax Return previously filed, take any other action to materially impair (other than through actual utilization or in the ordinary course of business consistent with past practice) any tax asset reflected in the Company SEC Documents filed most recently prior to the date hereof, extend or waive any statute of limitations with respect to Taxes, or surrender any claim for a material refund of Taxes;

            (N)  change its fiscal or tax year;

            (O)  (1) grant any current or former director, officer, employee or independent contractor any increase in compensation, bonus or other benefits, or any such grant of any type of compensation or benefits to any current or former director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former director, officer, employee or independent contractor (except for increases in the ordinary course of business consistent with past practice in the compensation of employees that are not officers), (2) grant or pay to any current or former director, officer, employee or independent contractor any severance, change in control or termination pay, or modifications thereto or increases therein, (3) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Plan or awards made thereunder) except as required to comply with any applicable Law or any Company Plan in effect as of the date hereof, (4) adopt or enter into any collective bargaining agreement or other labor union contract, (5) take any action to accelerate the vesting or payment of any compensation or benefit under any Company Plan or other Contract, or (6) adopt any new employee benefit plan or arrangement or amend, modify or terminate any existing Company Plan, in each case for the benefit of any current or former director, officer, employee or independent contractor, other than as required by applicable Law or in the ordinary course of business consistent with past practice in a manner that does not increase benefits to officers, except that such limitation with respect to officers shall not apply to changes to or adoptions of a Company Plan that provide benefits to all employees on a substantially similar basis, is adopted in the ordinary course of business consistent with past practice, and does not provide for severance or for payments that become payable as a result of the Offer or the Mergers; provided, however, that the foregoing provisions of clause (6) shall not apply to any "at will" offer letters or employment agreements (not containing severance obligations or other guaranteed payments) with non-officer employees hired in the ordinary course of business consistent with past practice after the date hereof;

            (P)   knowingly fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries substantially equivalent to those currently in effect;

            (Q)  renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

            (R)  waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

            (S)   enter into any new line of business outside of its existing business;

            (T)  enter into any new lease or amend the terms of any existing lease of real property that would require payments over the remaining term of such lease in excess of $250,000;

            (U)  knowingly violate or knowingly fail to perform any obligation or duty imposed upon it by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

            (V)  create or form any Subsidiary or make any other investment in another Person (other than short term investments for the purpose of cash management or as otherwise permitted in subsection (G));

            (W) modify the standard warranty terms for products sold by the Company or amend or modify any product warranties in effect as of the date hereof in any manner that is adverse to the Company;

            (X)  (1) allow any of the Company's or its Subsidiaries' Trade Secrets or other confidential information relating to the Company's or its Subsidiaries' existing products or products currently under development and other material Trade Secrets to be disclosed (other than under appropriate non-disclosure agreements and other than publication of patent applications through prosecution); or (2) allow any of the Company's or its Subsidiaries' Intellectual Property rights relating to the Company's or its Subsidiaries' existing products or products currently under development to be abandoned, or otherwise to lapse or become unavailable to the Company or its Subsidiaries on the same terms and conditions as such rights were available to the Company and its Subsidiaries as of the date of this Agreement;

            (Y)  (1) enter into any distribution agreements not terminable by the Company or its Subsidiaries on 60 days notice without penalty, enter into any commitment to any Person to enter into any license, distributorship, or sales agreement that by its terms would purport to relate to any of the products of Parent or its Affiliates or sell, license, transfer or otherwise dispose of any Intellectual Property other than sales of its products and other non-exclusive licenses that are in the ordinary course of business and consistent with past practices; (2) enter into any sales agency agreements; or (3) grant "most favored nation" pricing to any Person;

            (Z)  enter into or amend any contract, agreement, commitment or arrangement with any Affiliated Person;

         (AA)  fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder (except as permitted by Instruction I.A.(3)(b) of Form S-3);

         (BB)  knowingly take any action that would result in a failure to maintain trading of the Shares on the NASDAQ; or

         (CC)  knowingly take any action (or omit to take any action) if such action (or omission) could reasonably be expected to result in any of the Offer Conditions or any condition to the Merger set forth in Article VII not being satisfied.

           (ii)  The Company shall use commercially reasonable efforts to:

            (A)  maintain its material assets and properties in the ordinary course of business in the manner historically maintained, reasonable wear and tear, damage by fire and other casualty excepted;

            (B)  promptly repair, restore or replace all material assets and properties in the ordinary course of business consistent with past practice;

            (C)  upon any damage, destruction or loss to any of its material assets or properties, apply any and all insurance proceeds, if any, received with respect thereto to the prompt repair, replacement and restoration thereof as reasonably necessary for the operation of the Company's business;

            (D)  comply in all material respects with all applicable Laws;

            (E)  take all actions necessary to be in compliance in all material respects with all Material Contracts and to maintain the effectiveness of all Permits;

            (F)  notify Parent in writing of the commencement of any action, suit, claim or investigation by or against the Company;

            (G)  if Parent gives the Company written notice not less than five (5) Business Days prior to the Closing Date, take all necessary corporate action to terminate the Company's 401(k) plan (the "401(k) Plan") effective as of the date immediately prior to the Closing Date, but contingent on the Closing. If Parent provides such notice to the Company, the Company shall provide Parent with evidence that the Company Board has adopted resolutions to terminate the 401(k) Plan, effective as of the date immediately preceding the Closing Date, but contingent on the Closing; and

            (H)  pay accounts payable and pursue collection of its accounts receivable in the ordinary course of business, consistent with past practices.

        (b)    Conduct of Business by Parent.    During the period from the date of this Agreement to the Acceptance Date, Parent shall, and cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice prior to the Closing, except as would not cause a Parent Material Adverse Effect. In addition to and without limiting the generality of the foregoing, except as specifically required or permitted by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries, without the Company's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed):

            (i)  amend its articles of incorporation or bylaws or similar governing instrument in any manner that would have a Parent Material Adverse Effect;

           (ii)  declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock (except for any dividend or distribution by a Subsidiary of Parent to Parent or to other Subsidiaries); or

          (iii)  adopt a plan of complete or partial liquidation or dissolution, or adopt a plan of merger (other than to effect the Merger or the Second Merger), consolidation, restructuring, recapitalization or reorganization, in each case if such plan would reasonably be expected to have a Parent Material Adverse Effect.

        (c)   Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company's or its Subsidiaries' operations prior to purchase of the Shares pursuant to the Offer, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent's or its Subsidiaries' operations prior to the Effective Time; provided, that nothing contained in this Section 6.1(c) shall be deemed to mitigate Parent's consent rights as set forth in this Section 6.1.

        Section 6.2    No Solicitation.

        (a)   Except as permitted by this Section 6.2, the Company shall not, and shall not permit or authorize any of its Subsidiaries or any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, "Representatives") of the Company or any of its Subsidiaries, directly or indirectly, to (i) solicit, initiate, knowingly encourage or knowingly facilitate the submission of any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, any Acquisition Proposal or (iii) adopt a resolution or agree to do any of the foregoing. The Company shall, and shall direct each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, (B) request the prompt return or destruction of all confidential information previously furnished and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal, and shall enforce the provisions of any such agreement. Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to the purchase of Shares pursuant to the Offer, (1) the Company or its Representatives receives a written Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 6.2, (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x), (y) or (z) would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company may (x) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to the Company than, those set forth in the Confidentiality Agreement; provided, that any non-public information provided to any Person given such access shall have been previously provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such Person, (y) engage or participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal and (z) grant a waiver or release to any Person subject to a "standstill" agreement with the Company to submit such Acquisition Proposal (provided that Parent and its Subsidiaries are simultaneously released from any standstill that they may be bound to with respect to the Company). For the avoidance of doubt, the Company may communicate with any Person or group of Persons that has submitted an Acquisition Proposal that was unsolicited and did not otherwise involve a breach of this Section 6.2 for the limited purpose of clarifying the terms and conditions thereof, provided that such requests for clarifications do not become negotiations or discussions prior to the Company's compliance with the terms of this Section 6.2.

        (b)   Except as permitted by this Section 6.2, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Parent or Merger Sub) the approval, recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby, (B) adopt, approve, recommend, endorse or otherwise declare advisable to the stockholders of the Company the adoption of any Acquisition Proposal or (C) adopt a resolution or agree to take any such actions (each such action set forth in this Section 6.2(b)(i) being referred to herein as an "Adverse Recommendation Change") or (ii) (A) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract other than a confidentiality or similar agreement (each, an "Alternative Acquisition Agreement") constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal or (B) adopt a resolution or agree to take any such actions. Notwithstanding the foregoing or anything to the contrary in this Agreement, at any time prior to the purchase of Shares pursuant to the Offer, the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (x) make an Adverse Recommendation Change in response to either (I) a Superior Proposal or (II) material changes in circumstances that are not related to an Acquisition Proposal and were not known to the Company Board nor reasonably foreseeable by the Company Board as of or prior to the date of this Agreement (an "Intervening Event") or (y) solely in response to a Superior Proposal received after the date hereof that was unsolicited and did not otherwise involve a breach of this Section 6.2, cause the Company to terminate this Agreement pursuant to Section 8.1(d)(ii) (including payment of the Termination Fee or the Alternative Termination Fee) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company may not make an Adverse Recommendation Change or terminate this Agreement in response to a Superior Proposal as referred to above or enter into an Alternative Acquisition Agreement unless (1) the Company promptly notifies

Parent in writing at least five Business Days before taking any such action of its intention to do so, and specifying the reasons therefor, including the terms and conditions of, and the identity of any Person making, such Superior Proposal, and contemporaneously furnishing a copy of the relevant Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice by the Company and a single new five Business Day period commencing on the date of such new notice) and (2) prior to the expiration of such five Business Day period, Parent does not make a bona fide proposal to adjust the terms and conditions of this Agreement that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) would cause such initial Superior Proposal to cease to be a Superior Proposal after giving effect to, among other things, the payment of the Termination Fee or Alternative Termination Fee set forth in Section 8.3; provided further, that the Company Board may not make an Adverse Recommendation Change in response to an Intervening Event as referred to above unless the Company (A) provides Parent with written information describing such Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it, (B) keeps Parent reasonably informed of developments with respect to such Intervening Event, (C) notifies Parent in writing at least five Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifying the reasons therefor and (D) prior to the expiration of such five Business Day period, Parent does not make a bona fide proposal that results in the Company Board determining that such action is no longer inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law. During the five Business Day period prior to its effecting an Adverse Recommendation Change or terminating this Agreement or entering into an Alternative Acquisition Agreement as referred to above, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. In the event that Parent does make a bona fide proposal to adjust the terms and conditions of this Agreement pursuant to this Section 6.2(b), that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) would cause such initial Superior Proposal to cease to be a Superior Proposal after giving effect to, among other things, the payment of the Termination Fee or Alternative Termination Fee set forth in Section 8.3, and the Person making the proposal giving rise to the provisions of this Section 6.2(b) subsequently materially amends its proposal such that the provisions of the foregoing proviso are triggered again, then the period of Business Days referred to in the proviso above shall be reduced to three Business Days for the second time such provisions are triggered and to two Business Days for each subsequent time that such provisions are triggered again. Notwithstanding anything to the contrary herein, if such provisions are triggered or continuing to be triggered five Business Days prior to the scheduled expiration of the Offer by repeated proposals by Parent to adjust the terms and conditions of this Agreement and repeated adjustments to the proposal from the third Person that triggered the provisions of this Section 6.2, then the Company may make a factually accurate public statement by the Company that describes the status of the process taking place with respect to such bidding. For the avoidance of doubt, prior to making a determination as to whether failure to make an Adverse Recommendation Change or terminate this Agreement pursuant to this Section 6.2(b) or enter into an Alterative Acquisition Agreement would be inconsistent with its fiduciary duties to the Shareholders under applicable Law, the Company Board shall take into account any bona fide adjustments to the terms of this Agreement that are offered by Parent pursuant to this Section 6.2(b).

        (c)   In addition to the obligations of the Company set forth in Sections 6.2(a) and (b), the Company promptly, and in any event within 36 hours of receipt, shall advise Parent in writing in the event the Company or any of its Subsidiaries or Representatives receives (i) any Acquisition Proposal, (ii) any request for information, discussion or negotiation that the Company Board determines in good faith is reasonably likely to lead to or that contemplates an Acquisition Proposal or (iii) any inquiry, proposal or offer that the Company Board determines is reasonably likely to lead to an Acquisition Proposal, in each case together with a description of the material terms and conditions of such Acquisition Proposal, request, inquiry, proposal or offer. The Company shall keep Parent informed (in writing) in all material respects on a timely basis of the status and material terms (including, within 36 hours after the occurrence of any material amendment, modification, development, discussion or negotiation) of any such Acquisition Proposal, request, inquiry, proposal or offer. Without limiting any of the foregoing, the Company shall promptly (and in any event within 36 hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.2(a) or (b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice, and provided that the Company shall disclose to Parent the identity of the Person making such Acquisition Proposal before engaging in such discussions or negotiations (other than discussions or negotiations related solely to entering into a customary confidentiality agreement prior to providing such information).

        (d)   The Company agrees that any violation of the restrictions set forth in this Section 6.2 by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company.

        (e)   The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company's ability to comply with any of the terms of this Section 6.2, and represents that neither it nor any of its Subsidiaries is a party to any such agreement.

        (f)    The Company acknowledges that this Section 6.2 is a fundamental provision of this Agreement and that Parent and Merger Sub would not have entered into this Agreement except in reliance upon the Company's compliance with each of the Company's obligations under this Section 6.2.

        (g)   Nothing contained in this Agreement shall prohibit the Company from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other applicable Law or from disclosing any information to the Company's Stockholders (including any factually accurate public statement by the Company that describes the Company's receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto) when, in the good faith judgment of the Company Board, after receiving advice of outside counsel, the failure to do so would be inconsistent with its fiduciary duties to the Company's Stockholders under applicable Law; provided, however, that in no event shall this Section 6.2(f) affect the obligations of the Company specified in Sections 6.2(b) and (c); and provided further, that any such disclosure (other than a "stop, look and listen" communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change (including for purposes of Section 8.1(c)(ii)) unless the Company Board expressly reaffirms its recommendation to its stockholders in favor of the Offer and Merger in such disclosure. For clarification, a "stop, look and listen" communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act shall not constitute an Adverse Recommendation Change.

        (h)   For purposes of this Agreement:

            (i)  "Acquisition Proposal" means any inquiry, proposal or offer from any Person or group of Persons (other than Parent and its Affiliates) relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, (A) of assets or businesses of the Company and its Subsidiaries that generate 10% or more of the net revenues or net income or that represent 10% or more of the total assets (based on fair market value), of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, (B) of 10% or more of any class of capital stock, other equity security or voting power of the Company or any resulting parent company of the Company or (C) involving the Company or any of its Subsidiaries, individually or taken together, whose businesses constitute 10% or more of the net revenues, net income or total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than the transactions contemplated by this Agreement.

           (ii)  "Superior Proposal" means any bona fide written Acquisition Proposal that was unsolicited and did not otherwise involve a breach of this Section 6.2 that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) (A) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, including, if such Acquisition Proposal requires financing, the financing terms thereof, including the likelihood of obtaining financing and the terms on which such financing may be secured and (B) if consummated, would result in a transaction that is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such proposal pursuant to Section 6.2(b) or otherwise, and including any break-up fees and expense reimbursement provisions); provided, that, for purposes of this definition of "Superior Proposal," references in the term "Acquisition Proposal" to "10%" shall be deemed to be references to "50%."

          (iii)  "unsolicited" when used with respect to an Acquisition Proposal or a Superior Proposal means any Acquisition Proposal or Superior Proposal for which the original Acquisition Proposal, or inquiry, proposal, or offer that is reasonably likely to lead to any Acquisition Proposal, was unsolicited, even if negotiations or discussions conducted in accordance with this Section 6.2 later ensue with respect to such Acquisition Proposal.

        Section 6.3    Preparation of Proxy Statement; Stockholders' Meeting.

        (a)   If approval of the Stockholders is required by applicable Law to consummate the Merger, then as promptly as practicable following the purchase of Shares pursuant to the Offer (and in any event within 15 Business Days after the date thereof), the Company shall file a Proxy Statement with the SEC in preliminary form as required by the Exchange Act, and Parent shall file with the SEC a post-effective amendment to the Registration Statement (the "Post-Effective Amendment") for the offer and sale of shares of Parent Common Stock pursuant to the Merger and in which the Proxy Statement will be included. Each of the Company and Parent shall use its reasonable best efforts to have the Post-Effective Amendment declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall use its reasonable best efforts to cause the Proxy Statement in definitive form to be mailed to the Stockholders as promptly as practicable after the Post-Effective Amendment is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of Parent Shares in the Merger and the Company shall furnish all information concerning the Company and the holders of capital stock of the Company as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Proxy Statement. No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to, the Post-Effective Amendment will be made by Parent, or with respect to the Proxy Statement will be made by the Company, without providing the other party a reasonable opportunity to review and comment thereon. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Post-Effective Amendment has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for the amendment of the Post-Effective Amendment or comments thereon and responses thereto or requests by the SEC for additional information. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to either of the Post-Effective Amendment or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Stockholders. Parent shall cause all Shares purchased pursuant to the Offer and all other Shares owned beneficially or of record by Parent, Merger Sub or any other Subsidiary of Parent to be voted in favor of the approval of the Merger and adoption of the Merger at the Company Stockholders' Meeting or any postponement or adjournment thereof.

        (b)   If approval of the Stockholders is required by applicable Law to consummate the Merger, then as promptly as practicable following the date upon which the Post-Effective Amendment becomes effective, the Company shall establish a record date for, duly call, give notice of, convene and hold a special meeting of its Stockholders (the "Company Stockholders' Meeting") solely for the purpose of obtaining the Company Stockholder Approval. Except in the case of an Adverse Recommendation Change specifically permitted by Section 6.2(b), the Company, through the Company Board, shall (i) recommend to its Stockholders that they adopt this Agreement and the transactions contemplated hereby, (ii) include such recommendation in the Proxy Statement and (iii) publicly reaffirm such recommendation within 24 hours after a request to do so by Parent or Merger Sub. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 6.3(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change.

        (c)   Notwithstanding the foregoing clauses (a) and (b), if following the expiration of the Offer or the exercise of the Top-Up Option, Parent, Merger Sub or any other direct or indirect Subsidiary of Parent shall collectively hold at least 90% of the outstanding Shares, each of Parent, Merger Sub and the Company shall (subject to Section 7.1) take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the purchase of the Shares without a meeting of Stockholders of the Company, in accordance with Section 253 of the DGCL.

        Section 6.4    Access to Information; Confidentiality.    The Company shall, and shall cause each of its Subsidiaries to, afford to Parent, Merger Sub and their respective Representatives reasonable access during normal business hours, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent: (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as Parent or Merger Sub may reasonably request (including Tax Returns filed and those in preparation and the workpapers of its auditors); provided, however, that the foregoing shall not require the Company to disclose any information to the extent such disclosure would (i) contravene applicable Law, (ii) breach or cause a default under any confidentiality agreement with any third party entered into prior to the date hereof that relate to any discussions regarding transactions of a nature similar to the transactions contemplated hereby (provided that disclosures required pursuant to Section 6.2 with respect to a party to any such confidentiality agreement or any proposals they may make shall not be limited by this Section 6.2(ii)), or (iii) constitute a waiver of the attorney-client privilege held by the Company or any of its Subsidiaries. All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement between Parent and the Company dated as of July 9, 2010, as amended by the Addendum thereto dated September 10, 2010 (the "Confidentiality Agreement"). No investigation pursuant to this Section 6.4 or information provided, made available or delivered to Parent pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

        Section 6.5    Reasonable Best Efforts.

        (a)   Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Material Contract, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice and any required foreign antitrust filings, (iii) vigorously resist and contest any Action, including administrative or judicial Action, and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the transactions contemplated hereby, including, without limitation, by vigorously pursuing all avenues of administrative and judicial appeal and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement; provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any material fee, penalty or other consideration or make any other material concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent. Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Offer, the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby.

        (b)   Notwithstanding any other provision of this Agreement to the contrary, in no event shall Parent or any of its Affiliates be required to (i) agree or proffer to divest or hold separate (in a trust or otherwise), or take any other action with respect to, any of the assets or businesses of Parent or any of its Affiliates or, assuming the consummation of the Merger, the Surviving Corporation or any of its Affiliates, (ii) agree or proffer to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the Shares) or (iii) enter into any agreement that in any way limits the ownership or operation of any business of Parent, the Company, the Surviving Corporation or any of their respective Affiliates, in each case if such action would be material to the business and financial condition of Parent and its Subsidiaries taken as a whole or to the value of the Company and its Subsidiaries to Parent after consummation of the Offer and the Mergers.

        Section 6.6    Takeover Laws.    The Company and the Company Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby, use reasonable best efforts to take all action necessary to ensure that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Offer, the Merger and the other transactions contemplated hereby.

        Section 6.7    Notification of Certain Matters.    The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Offer, the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other transactions contemplated hereby, (b) any other notice or communication from any Governmental Entity in connection with the transactions contemplated hereby, or (c) any Action commenced or, to such party's knowledge, threatened in writing against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relates to the Offer, the Merger or the other transactions contemplated hereby.

        Section 6.8    Indemnification, Exculpation and Insurance.

        (a)   Without limiting any additional rights that any current or former officer or director may have under the Company Charter or Company Bylaws as in effect on the date of this Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall indemnify and hold harmless each current (as of the Effective Time) and each former officer and director of the Company from and against any and all loss and liability suffered and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement reasonably incurred by such person in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified Person is or was an officer, director, employee or fiduciary of the Company or any of its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would be permitted under applicable Law and required or permitted under the Company Charter or Company Bylaws (or, as relevant, those of the applicable Subsidiary of the Company) as at the date hereof. In the event of any such Action, each indemnified Person shall be entitled to advancement of expenses incurred in the defense of any Action from the Surviving Corporation to the fullest extent that the Company would be permitted under applicable Law and the Company Charter or Company Bylaws as at the date hereof. Notwithstanding anything to the contrary herein (but subject to any superior rights contained in the Company Charter of Company Bylaws (or, as relevant, those of the applicable Subsidiary of the Company) or applicable indemnification agreements to which the Company or its Subsidiaries, as applicable, is a party), prior to making any payment or advance in respect of the indemnification obligations set forth in this Section 6.8, the Person who is requesting such advance shall provide a written affirmation by such Person of a good faith belief that the criteria for indemnification set forth under applicable Law have been satisfied and a written undertaking by such Person to repay all amounts so paid or reimbursed by the Surviving Corporation, if it is ultimately determined that the criteria for indemnification have not been satisfied in connection with any threatened, pending, or completed civil, criminal, administrative, arbitration or investigative proceeding to which such Person is, or is threatened to be, made a party by reason of the former or present official capacity of such Person. No such indemnified Person shall settle, compromise or consent to the entry of any judgment in any threatened or actual Action for which indemnification could be sought by such indemnified Person hereunder unless Parent consents in writing to such settlement, compromise or consent (which consent shall not be unreasonably withheld, conditioned or delayed). Surviving Corporation agrees to continue and not to repeal or modify, and agree to include, to the extent permitted by applicable Law, in the charter documents for the Surviving Corporation, exculpatory provisions currently existing in the Company Charter (or their substantial equivalent) eliminating personal liability for the Company's directors to the extent permissible under the DGCL.

        (b)   For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the Company's current directors' and officers' liability insurance covering each Person currently covered by the Company's directors' and officers' liability insurance policies (a correct and complete copies of which has been heretofore made available to Parent) for acts or omissions occurring prior to the Effective Time; provided, that Parent may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company's existing policies as of the date hereof or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); and provided further, that in no event shall Parent or the Company be required to pay aggregate premiums for insurance under this Section 6.8(b) in excess of 200% of the amount of the aggregate premiums paid by the Company for policy year 2009-2010 for such purpose (which policy year 2009-2010 premiums are hereby represented and warranted by the Company to be as set forth in Section 6.8(b) of the Company Disclosure Letter), it being understood that Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 200% amount. In the event that the Surviving Corporation or its Subsidiaries makes a distribution or dividend to Parent or another (direct or indirect) Subsidiary or Affiliate of Parent that is not a Subsidiary of the Surviving Corporation, then Parent shall fulfill the obligations of the Surviving Corporation pursuant to Sections 6.8(a) and (b) to the extent of the amount of such distribution or dividend.

        (c)   In the event that Parent, the Surviving Corporation or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the obligations set forth in this Section 6.8.

        (d)   It is the intent that with respect to all advancement and indemnification obligations under this Section 6.8, the Surviving Corporation shall be the indemnitor of first resort with respect to any advancement, reimbursement or indemnification obligations relative to any director or officer of the Company who may also be covered by insurance maintained by a shareholder of the Company at or prior to the Effective Time. Without limiting the right of recovery against such director or officer if it shall be ultimately determined that he or she is not entitled to be indemnified, neither Parent nor the Surviving Corporation shall have any right to seek contribution, indemnity or other reimbursement for any of its obligations under this Section 6.8 from any such stockholder of the Company or its insurers.

        (e)   The provisions of this Section 6.8 shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each indemnified Person, his or her heirs and his or her legal representatives, and each such Person shall be an intended third party beneficiary of the provisions of this Section 6.8.

        Section 6.9    Tax-Free Reorganization.

        (a)   Unless any condition to the Second Merger as set forth in Section 6.13 is not satisfied, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to cause the Merger, taken together with the Offer and the Second Merger, to qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

        (b)   Unless otherwise required pursuant to a "determination" within the meaning of Section 1313(a) of the Code, provided the Second Merger occurs, each of Parent, Merger Sub and the Company shall report the Merger, taken together with the Offer and the Second Merger, as a "reorganization" within the meaning of Section 368(a) of the Code.

        (c)   The parties hereto shall cooperate and use their commercially reasonable efforts to deliver to Parent's and the Company's tax counsel and tax advisors a certificate containing representations reasonably requested by such counsel and/or advisors in connection with the rendering of any tax opinions to be issued by such counsel and/or advisors with respect to the treatment of the Offer, the Merger and the Second Merger as a reorganization within the meaning of Section 368(a) of the Code. Parent's and the Company's tax counsel and tax advisors shall be entitled to rely upon such representations in rendering any such opinions.

        Section 6.10    Public Announcements.

        (a)   Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements (including announcements to the employees of the Company and its Subsidiaries) with respect to this Agreement, the Offer, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement (including announcements to the employees of the Company and its Subsidiaries) without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system provided, that Parent or the Company may include disclosures relating to this Agreement, the Offer, the Merger and the transactions contemplated herein in its respective periodic filings with the SEC without seeking consent from, or consulting with, the other party, so long as such disclosures are substantially similar to the information contained in previous press releases, public disclosures or public statements made jointly by Parent and the Company (or made individually by the Company or Parent, if previously consented to by the other party); provided, further, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to the information contained in previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually by a party, if previously consented to by the other party); provided, finally, that the Company shall not be required to provide Parent any such opportunity to review or comment in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or an Adverse Recommendation Change or other communications contemplated by Section 6.2(e).

        (b)   Before any written communications related to the Offer of any party hereto or any of their respective "participants" (as defined in Rule 165 of the Securities Act) are (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other third-party or otherwise made accessible on the website of such party or any such participant, as applicable (whether in written, video or oral form via webcast, hyperlink or otherwise), or (ii) used by any executive officer, key employee or advisor of such party or any such participant, as applicable, as a script in discussions or meetings with any such third parties, Parent or the Company, as the case may be, shall (or shall cause any such participant to) cooperate in good faith with respect to any such written communications related to the Offer for purposes of, among other things, determining whether that communication constitutes "tender offer material" that is required to be filed by Rule 14d-2 or Rule 14d-6 of the Exchange Act, as applicable. Each party shall (or shall cause any such participant to) give reasonable and good faith consideration to any comments made by the other such party or parties and their counsel on any such written communications related to the Offer. For purposes of the foregoing, written communications related to the Offer shall include, with respect to any Person, any document or other written communication prepared by or on behalf of that Person, or any document or other material or information posted or made accessible on the website of that Person (whether in written, video or oral form via webcast, hyperlink or otherwise).

        (c)   In the event that at any time during the period used to calculate the Average Trading Price, the Parent SEC Documents filed since January 1, 2010 contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, Parent shall promptly notify the other parties hereto and shall promptly file such information with the SEC as may be necessary so that such Parent SEC Documents, as amended or supplemented, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        Section 6.11    Stock Exchange Listing.    Parent shall promptly prepare and submit to the NYSE a listing application covering the shares of Parent Common Stock to be issued in connection with the Offer and the Merger (the "Parent Shares"), and shall cause the Parent Shares and such other shares to be approved for listing on such exchange, subject to official notice of issuance, prior to the Acceptance Date or the Effective Time, as the case may be.

        Section 6.12    Section 16 Matters.    Prior to the Effective Time, the Company Board shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Shares (including derivative securities with respect to such Shares) resulting from the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 6.13    Second Merger.    As soon as reasonably practicable after the Effective Time, unless otherwise provided below in this Section 6.13, Parent shall cause the Second Merger to be effected by, among other things, adopting and causing the Surviving Corporation to adopt an agreement and plan of merger and reorganization pursuant to which the Surviving Corporation shall be merged with and into Merger Sub I, with Merger Sub I being the entity surviving the Second Merger as a wholly owned subsidiary of Parent. There shall be no conditions to the Second Merger, other than (a) the acquisition of Shares pursuant to the Offer, (b) the consummation of the Merger, (c) the absence of any legal prohibition on completing the Second Merger, (d) there not being an Inadequate Continuity of Interest and (e) the receipt by Parent and the Company of a written opinion of Gibson, Dunn & Crutcher LLP, counsel to Parent, and Fredrikson & Byron, P.A., counsel to the Company, respectively, in form and substance reasonably satisfactory to Parent and the Company, respectively, to the effect that the Offer and the Mergers, taken together, will constitute a "reorganization" within the meaning of Section 368 of the Code, and neither of such opinions shall have been withdrawn. Such opinions may rely on representations as such counsel reasonably deems appropriate and on typical assumptions. If any of the foregoing conditions is not satisfied, the Second Merger shall not occur and the provisions of this

Agreement pertaining to the Offer and the Mergers qualifying as a "reorganization" within the meaning of Section 368 of the Code shall not apply.

        Section 6.14    Further Assurances.    Each party hereby agrees to perform any further acts and to execute and deliver any documents or instruments that may be reasonably necessary to carry out the provisions of this Agreement.

        Section 6.15    Deferred Prosecution Agreement.    Parent and Merger Sub acknowledge that AGA Medical Corporation, the Company's wholly-owned subsidiary ("AGA Sub") is a party to a Deferred Prosecution Agreement dated June 2, 2008 (the "Deferred Prosecution Agreement") with the United States Department of Justice. Parent and Merger Sub have been provided a copy of and understand the terms of and AGA Sub's obligations under the Deferred Prosecution Agreement. Parent and Merger Sub agree that upon the Closing of the Merger, Parent, Merger Sub, any Affiliate of Parent into which the Company is merged or which controls the Company subsequent to the Closing, and any successor in interest to any of the foregoing, shall be bound by the obligations of AGA Sub contained in the Deferred Prosecution Agreement; provided, however, in no event shall the Deferred Prosecution Agreement or any obligations thereunder be interpreted to bind or be applicable to any Affiliates, Subsidiaries, divisions or business operations of Parent other than with respect to the business operations of AGA Sub.

ARTICLE VII
CONDITIONS PRECEDENT

        Section 7.1    Conditions to Each Party's Obligation to Effect the Merger.    The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a)    Stockholder Approval.    The Company Stockholder Approval (if required by applicable Law) shall have been obtained.

          (b)    No Injunctions or Legal Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

          (c)    Purchase of Shares in the Offer.    Merger Sub shall have purchased all Shares validly tendered (and not withdrawn) pursuant to the Offer.

          (d)    Registration Statement.    No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued, and no proceeding for such purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC, and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the Company and Parent.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

        Section 8.1    Termination.    This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Date (with any termination by Parent also being an effective termination by Merger Sub):

          (a)   by mutual written consent of Parent and the Company;

          (b)   by either Parent or the Company if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Mergers and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 6.5; or

          (c)   by Parent, at any time prior to the Acceptance Date:

              (i)  if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 6.2 or 6.3(b), as to which Section 8.1(c)(ii) will apply), or if any representation or warranty of the Company shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate (A) would result in the failure of an Offer Condition or of any of the conditions set forth in Article VII and (B) cannot be or, to the extent curable by the Company, has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to the Company of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement; or

             (ii)  if (A) the Company Board (or any committee thereof) effects an Adverse Recommendation Change, (B) the Company or the Company Board (or any committee thereof) shall approve or recommend, or cause or permit the Company to enter into, an Alternative Acquisition Agreement relating to an Acquisition Proposal, (C) the Company fails publicly to reaffirm its recommendation of the Merger within 5 Business Days after a request at any time to do so by Parent, or within 5 Business Days after the date any Acquisition Proposal or any material modification thereto is first commenced, published or sent or given to the Stockholders (which reaffirmation must also include, with respect to an Acquisition Proposal that has been publicly announced or sent to Shareholders, a rejection of such Acquisition Proposal, it being understood that taking no position with respect to the acceptance of such Acquisition Proposal or modification thereto shall constitute a failure to reject such Acquisition Proposal), (D) the Company shall have breached any of its obligations under Section 6.2 or 6.3(b) or (E) the Company or the Company Board (or any committee thereof) shall formally resolve or publicly authorize or publicly propose to take any of the foregoing actions;

            (iii)  if (A) Merger Sub shall not have accepted for payment and paid for Shares pursuant to the Offer on or before the Outside Date, (B) the Offer shall have expired or been terminated in accordance with its terms without Merger Sub having purchased any Shares pursuant thereto, or (C) Merger Sub shall have failed to commence the Offer within 30 days after the date of this Agreement; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(iii) if such failure to accept for payment and pay for Shares, to purchase Shares or to commence the Offer is due to Parent's or Merger Sub's breach of this Agreement.

          (d)   by the Company, at any time prior to the Acceptance Date:

              (i)  if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate (A) has had or would reasonably be expected to have a Parent Material Adverse Effect and (B) cannot be or, to the extent curable by Parent or Merger Sub, has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Parent of such breach or failure; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement;

             (ii)  in accordance with and subject to the terms of clause (y) of Section 6.2(b), provided, that the Company shall have (A) immediately after such termination entered into the Alternative Acquisition Agreement, (B) otherwise complied with all provisions of Section 6.2(b) and (C) prior to or concurrently with such termination, paid the fee due under Section 8.3;

            (iii)  if (A) Merger Sub shall not have accepted for payment and paid for Shares pursuant to the Offer on or before the Outside Date, (B) the Offer shall have expired or been terminated in accordance with its terms without Merger Sub having purchased any Shares pursuant thereto, or (C) Merger Sub shall have failed to commence the Offer within 30 days after the date of this Agreement; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(iii) if such failure to accept for payment and pay for Shares, to purchase Shares or to commence the Offer is due to the Company's breach of this Agreement.

        The party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give written notice of such termination to the other party.

        Section 8.2    Effect of Termination.    In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement and the provisions of Section 4.29 (Brokers), Section 6.10 (Public Announcements), this Section 8.2, Section 8.3 (Fees and Expenses), Section 9.2 (Notices), Section 9.5 (Entire Agreement), Section 9.6 (No Third Party Beneficiaries), Section 9.7 (Governing Law), Section 9.8 (Submission to Jurisdiction), Section 9.9 (Assignment; Successors), Section 9.10 (Enforcement), Section 9.12 (Severability), Section 9.13 (Waiver of Jury Trial) and Section 9.16 (No Presumption Against Drafting Party) shall survive the termination hereof; provided, however, that no such termination shall relieve any party hereto from any liability or damages resulting from a willful and material breach prior to such termination of any of its representations or warranties set forth in this Agreement or from a material breach prior to such termination of any of its covenants or agreements set forth in this Agreement.

        Section 8.3    Fees and Expenses.

        (a)   Except as otherwise provided in this Section 8.3, all fees and expenses incurred in connection with this Agreement, the Offer, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Offer Documents, the Schedule 14D-9 and the Proxy Statement, and all filing and other fees paid to the SEC or in respect of the HSR Act, in each case in connection with the Merger (other than attorneys' fees, accountants' fees and related expenses), shall be borne by Parent. For the avoidance of doubt, any fees and expenses incurred in connection with this Agreement, the Offer, the Merger and the other transactions contemplated hereby incurred by a Stockholder (such as fees and expenses of separate counsel to such Stockholder) shall be borne by such Stockholder.

        (b)   In the event that:

            (i)  (A) an Acquisition Proposal (whether or not conditional) or intention to make an Acquisition Proposal (whether or not conditional) shall have been made directly to the Stockholders, otherwise publicly disclosed or otherwise publicly communicated to senior management of the Company or the Company Board, (B) this Agreement is thereafter terminated by Parent pursuant to Section 8.1(c)(i) or 8.1(c)(iii) or by the Company pursuant to

  Section 8.1(d)(iii) (unless, in the case of a termination pursuant to Section 8.1(c)(iii) or Section 8.1(d)(iii), immediately prior to such termination a number of Shares satisfying the Minimum Condition shall have been tendered into the Offer and not withdrawn) and (C) within 12 months after the date of such termination, the Company enters into an agreement in respect of any Acquisition Proposal and such transaction is subsequently consummated (whether consummated before or after such 12-month period), or recommends or submits an Acquisition Proposal to its Stockholders for adoption and such transaction is subsequently consummated (whether consummated before or after such 12-month period), or a transaction in respect of an Acquisition Proposal is consummated within such 12-month period, which, in each case, need not be the same Acquisition Proposal that shall have been made, publicly disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to "10%" in the definition of "Acquisition Proposal" shall be deemed to be a reference to "50%"); or

           (ii)  this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii); or

          (iii)  this Agreement is terminated by the Company pursuant to Section 8.2(d)(ii);

then, in any such event, the Company shall pay to Parent a termination fee of $32,475,000 (the "Termination Fee"), it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. Notwithstanding the foregoing, in the event this Agreement is terminated by (x) Parent pursuant to Section 8.1(c)(ii) or (y) the Company pursuant to Section 8.1(d)(ii), and the Adverse Recommendation Change or other event referred to in Section 8.1(c)(ii) or the Superior Proposal that is the basis for termination pursuant to Section 8.1(d)(ii) is based on a Qualified Acquisition Proposal, or if the Acquisition Proposal referred to in Section 8.3(b)(i)(A) in relation to a termination of this Agreement described in such section is a Qualified Acquisition Proposal and the Acquisition Proposal actually consummated is with the same Person as the Person who made the Qualified Acquisition Proposal, the Company shall pay to Parent a termination fee of $21,650,000 (the "Alternative Termination Fee") in lieu of the Termination Fee. For purposes of this Agreement, a "Qualified Acquisition Proposal" means an Acquisition Proposal (I) received no later than 11:59 p.m. Central Time on the 15th calendar day following the date of first public announcement of this Agreement, (II) that was unsolicited and did not otherwise involve a breach of Section 6.2, (III) that the Company Board determined in good faith (after consultation with outside counsel and its financial advisor) was or was reasonably likely to result in a Superior Proposal and provided Parent notice of such determination no later than 11:59 p.m. Central Time on the 16th calendar day following the date of first public announcement of this Agreement.

        (c)   Payment of the Termination Fee or the Alternative Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Parent (i) on the consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Termination Fee payable pursuant to Section 8.3(b)(i), (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by Parent pursuant to Section 8.1(c)(ii) or (iii) simultaneously with or prior to, and as a condition to the effectiveness of, termination by the Company pursuant to Section 8(d)(ii). Each of Parent and Merger Sub acknowledges and agrees that in the event that Parent is entitled to receive either the Termination Fee or the Alternative Termination Fee pursuant to this Agreement, the right of Parent to receive such amount shall constitute each of Parent's and Merger Sub's sole and exclusive remedy for money damages for any termination of this Agreement; provided, that nothing in the foregoing sentence shall constitute a waiver of Parent or Merger Sub's right to seek specific performance in accordance with Section 9.10 of this Agreement (nor shall any such action for specific performance prejudice Parent's or Merger Sub's right to receive the Termination Fee or the Alternative Termination Fee if such action does not result in consummation of the Offer, the Merger and the other transactions contemplated by this Agreement).

        (d)   The Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails promptly to pay any amounts due pursuant to this Section 8.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 8.3, the Company shall pay to Parent its costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 8.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal, Midwest Edition, in effect on the date such payment was required to be made.

        Section 8.4    Amendment or Supplement.    This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that (a) after Merger Sub has accepted for payment and paid for Shares pursuant to the Offer, no amendment may be made which decreases the Merger Consideration and (b) after the Company Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the Stockholders without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

        Section 8.5    Extension of Time; Waiver.    At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the Stockholders without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

        Section 8.6    Effect of Termination on Offer.    In the event that this Agreement is terminated pursuant to Section 8.1(c)(ii) or 8.1(d)(ii) and Merger Sub elects not to terminate the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, promptly amend the Offer to disclose that such Offer is no longer pursuant to this Agreement. Any Offer so amended and continued after the termination of this Agreement shall not be subject to any terms or conditions of this Agreement (and Parent and Merger Sub shall not be subject to any standstill agreement previously entered into). In the event that this Agreement is terminated pursuant to any subsection of Section 8.1 other than 8.1(c)(ii) or 8.1(d)(ii), then as promptly as practicable after such termination, Merger Sub shall, and Parent shall cause Merger Sub to, terminate the Offer. Nothing in this Section 8.6 shall be construed as a standstill or restriction that would limit Parent or any of its Subsidiaries from acquiring capital stock of the Company by any means at any time after termination of this Agreement and (in the case of the preceding sentence, termination of the Offer).

 ARTICLE IX
GENERAL PROVISIONS

        Section 9.1    Nonsurvival of Representations and Warranties.    None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

        Section 9.2    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

  (i)
  if to Parent, Merger Sub or the Surviving Corporation, to:

    St. Jude Medical, Inc.
    One St. Jude Medical Drive
    St. Paul, Minnesota 55117
    Attn: General Counsel
    Facsimile: (651) 756-2156

    And

    Attn: Chief Financial Officer
    Facsimile: (651) 756-4333

    with a copy (which shall not constitute notice) to:

    Gibson, Dunn & Crutcher LLP
    1881 Page Mill Road
    Palo Alto, California 94304-1125
    Attention: Joseph Barbeau, Esq.
    Facsimile: (650) 849-5333

  (ii)
  if to the Company, to:

    AGA Medical Holdings, Inc.
    5050 Nathan Lane North
    Plymouth, MN 55442
    Attention: General Counsel
    Facsimile: (763) 647-5912

    with a copy (which shall not constitute notice) to:

    Fredrikson & Byron, P.A.
    200 South Sixth Street, Suite 4000
    Minneapolis, MN 55427
    Attention: David Grorud, Esq.
    Facsimile: (612) 492-7077

        Section 9.3    Certain Definitions.    For purposes of this Agreement:

          (a)   "Affiliate" of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

          (b)   "Average Trading Price" means the volume weighted average of the daily closing prices per share of Parent Common Stock on the NYSE for the ten (10) trading days ending on and including the second trading day preceding the expiration date of the Offer (as reported in an authoritative source);

          (c)   "Business Day" has the meaning given to such term in Rule 14d-1(g) under the Exchange Act;

          (d)   "control" (including the terms "controlled," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

          (e)   "knowledge" of any party means the actual knowledge of any executive officer of such party after reasonable inquiry under the circumstances of this Agreement;

          (f)    "Liability" means any liability, indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP);

          (g)   "material" or other similar qualifier regarding materiality, material respects or the like, when used in connection with any activity, compliance, item, matter or circumstance relating to a Person, means "material to the Person, its direct or indirect parent, and their Subsidiaries, taken as a whole."

          (h)   "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

          (i)    "Stockholders" means the stockholders of the Company;

          (j)    "Subsidiary" means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

          (k)   "Tax" means (i) any and all federal, provincial, state, local, foreign and other taxes, including net income, gross income, gross receipts, capital gains, alternative, minimum, sales, consumption, use, social services, goods and services, value added, harmonized sales, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, wage, employment, unemployment, pension, health insurance, excise, severance, stamp, occupation, premium, property, windfall profits, environmental, customs, duties or other taxes, fees, assessments, social security contributions or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of any group of entities for any period or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person; and

          (l)    "Tax Return" means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, in each case required or permitted to be filed, submitted, delivered or transmitted to a taxing authority of a Governmental Entity with respect to Taxes.

        Section 9.4    Interpretation.    When a reference is made in this Agreement to a Section, Article, Schedule or Exhibit such reference shall be to a Section, Article, Schedule or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word "including" and words of similar import when used in this Agreement will mean "including, without limitation," unless otherwise specified.

        Section 9.5    Entire Agreement.    This Agreement (including the Exhibit and Schedules hereto), the Company Disclosure Letter, the Support Agreements, and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

        Section 9.6    No Third Party Beneficiaries.    Except as provided in Section 6.8, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons (other than the parties hereto) may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

        Section 9.7    Governing Law.    This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.

        Section 9.8    Submission to Jurisdiction.    Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby,

(a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

        Section 9.9    Assignment; Successors.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that each of Parent and Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to (a) Parent or any of its Affiliates at any time, in which case all references herein to Parent or Merger Sub shall be deemed references to such other Affiliate, except that all representations and warranties made herein with respect to Parent or Merger Sub as of the date of this Agreement shall be deemed to be representations and warranties made with respect to such other Affiliate as of the date of such assignment or (b) after the Effective Time, to any Person; provided, further, that no such assignment shall relieve Parent or Merger Sub of any of their obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

        Section 9.10    Enforcement.    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

        Section 9.11    Currency.    All references to "dollars" or "$" or "US$" in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

        Section 9.12    Severability.    Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

        Section 9.13    Waiver of Jury Trial.    EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        Section 9.14    Counterparts.    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

        Section 9.15    Facsimile Signature.    This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

        Section 9.16    No Presumption Against Drafting Party.    Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

        Section 9.17    Performance Guaranty.    Parent unconditionally and irrevocably agrees to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement with respect to consummation of the Offer and the Merger and payment or issuance of consideration pursuant to this Agreement in respect thereof. Parent unconditionally guarantees to the Company the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of its respective obligations under this Agreement with respect to consummation of the Offer and the Merger and payment or issuance of consideration pursuant to this Agreement in respect thereof and shall be liable for any breach of any such obligation of Merger Sub or the Surviving Corporation, as applicable, under this Agreement. This is a guarantee of payment and performance and not collectability. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 9.17.

[The remainder of this page is intentionally left blank.]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ST. JUDE MEDICAL, INC.
By:	/s/ JOHN C. HEINMILLER John C. Heinmiller Executive Vice President and Chief Financial Officer
ASTEROID SUBSIDIARY CORPORATION
By:	/s/ JOHN C. HEINMILLER John C. Heinmiller President and Treasurer

[Signature Page to Agreement and Plan of Merger and Reorganization]

AGA MEDICAL HOLDINGS, INC.
By:	/s/ JOHN R. BARR John R. Barr President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

 Exhibit A

CONDITIONS TO THE OFFER

        Notwithstanding any other term of the Offer or the Merger Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, subject to the terms of the Merger Agreement, may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer, if:

          (a)   prior to the expiration of the Offer, there shall not have been validly tendered and not withdrawn a number of Shares (excluding Shares tendered by guaranteed delivery for which the underlying Shares have not been received) that, together with the Shares, if any, then owned by Parent or any of its Subsidiaries, would represent at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise (the "Minimum Condition");

          (b)   prior to the expiration of the Offer, the applicable waiting period under the HSR Act in respect of the transactions contemplated by this Agreement shall not have expired or been terminated;

          (c)   the Registration Statement shall not have become effective under the Securities Act or shall be the subject of any stop order or proceedings seeking a stop order;

          (d)   prior to the expiration of the Offer, the applicable waiting period under the any non-U.S antitrust, competition or similar notification or clearance law in respect of the transactions contemplated by this Agreement shall not have expired or been terminated;

          (e)   the shares of Parent Common Stock to be issued in the Offer and the Merger shall not have been approved for listing on the NYSE, subject to official notice of issuance, and shall not be exempt from such requirement under then applicable Laws, regulations and rules of the NYSE (provided that Parent shall not be entitled to invoke this condition if it has not complied in all material respects with Section 6.11);

          (f)    the Company shall have received written letters of resignation from each of the current members of the Board of Directors of the Company, other than the three independent directors, and each Subsidiary, in each case effective at the consummation of the Offer; or

          (g)   at any time on or after the date of this Agreement and before or at the time of the acceptance of such Shares for payment or the payment therefor, any of the following conditions shall exist:

              (i)  there shall be pending any Action by any Governmental Entity, that seeks, to (A) make illegal or otherwise prohibit the consummation of the Offer or the Merger or (B) prohibit or limit the ownership, operation or control by the Company, Parent or any of their respective Subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, or to compel the Company, Parent or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, which would be material in the context of the value of the Company and its Subsidiaries taken as a whole, to Parent upon consummation of the Offer and the Merger, or to Parent and its Subsidiaries taken as a whole, or (C) impose material limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Shares (or shares of capital stock of the

    Surviving Corporation), including the right to vote the Shares purchased or owned by them on all matters properly presented to stockholders of the Company;

             (ii)  since the date of the Merger Agreement, there shall be enacted, entered, promulgated any Law by any Governmental Entity that would directly or indirectly, result in any of the consequences referred to in clauses (A) through (C) of paragraph (g)(i) above;

            (iii)  since the date of the Merger Agreement, there shall have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

            (iv)  (A) the Company shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement that has not been cured prior to the date for acceptance and payment of the Shares, (B) (1) the representations and warranties of the Company set forth in Section 4.2, Section 4.4, Section 4.5(a)(i), the last sentence of Section 4.6(a), the first sentence of Section 4.6(b), Section 4.8, shall not be true and correct as of the date of the Merger Agreement or as of the time for acceptance of and payment for the Shares in the Offer as if made as of the time of such determination (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) provided that the representation made in Section 4.2 shall be deemed to be true and correct if such representation does not contain more than a de minimis inaccuracy; or (2) any of the remaining representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct as of the date of the Merger Agreement or as of the time for acceptance and payment of the Shares as if made as of the time of such determination (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of such representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and "Material Adverse Effect" qualifications and exceptions contained in such representations and warranties shall be disregarded), or (C) Parent and Merger Sub shall have failed to receive a certificate of an executive officer of the Company, dated as of the scheduled expiration date of the Offer, to the effect set forth in the foregoing clauses (A) and (B) and such failure to be so true and correct has not been cured prior to the date for acceptance and payment of the Shares; or

             (v)  the Merger Agreement shall have been terminated in accordance with its terms or shall have been amended in accordance with its terms to provide for such termination.

        The foregoing conditions are for the sole benefit of Merger Sub and Parent and may be asserted by Merger Sub or Parent regardless of the circumstances giving rise to any such condition, in whole or in part at any applicable time or from time to time in their sole discretion prior to the expiration of the Offer, except that the conditions relating to receipt of any approvals from any Governmental Entity may be asserted at any time prior to the acceptance for payment of Shares, and all conditions (except for the Minimum Condition and the conditions in clauses (b) or (c) of this Exhibit A) may be waived by Parent or Merger Sub in their sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

        Capitalized terms used in this Exhibit A and not otherwise defined shall have the respective meanings assigned thereto in the Merger Agreement to which this Exhibit A is attached (the "Merger Agreement").

 Exhibit B

Certificate of Incorporation of Surviving Corporation

CERTIFICATE OF INCORPORATION

OF

AGA MEDICAL HOLDINGS, INC.

ARTICLE I
NAME OF CORPORATION

        The name of the Corporation (the "Corporation") is:

AGA Medical Holdings, Inc.

ARTICLE II
REGISTERED OFFICE

        The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover 19904, County of Kent, and the name of its registered agent at that address is National Registered Agents, Inc.

ARTICLE III
PURPOSE

        The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV
AUTHORIZED CAPITAL STOCK

        The Corporation shall be authorized to issue one class of stock to be designated Common Stock; the total number of shares which the Corporation shall have authority to issue is Ten Thousand (10,000), and each such share shall have a par value of $0.01.

ARTICLE V
BOARD POWER REGARDING BYLAWS

        In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind the bylaws of the Corporation.

ARTICLE VI
ELECTION OF DIRECTORS

        Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

 ARTICLE VII
LIABILITY AND INDEMNIFICATION

        A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE VIII
CORPORATE POWER

        The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

 ANNEX B

October 15, 2010

Board of Directors
AGA Medical Holdings, Inc.
5050 Nathan Lane North
Plymouth, MN 55442

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company's common stock, par value $0.01 (the "Shares"), of the Consideration (as defined below), pursuant to the Agreement and Plan of Merger and Reorganization (the "Agreement"), dated October 15, 2010, among AGA Medical Holdings, Inc. (the "Company"), St. Jude Medical, Inc. (the "Acquiror"), and Asteroid Subsidiary Corporation, a newly formed wholly-owned subsidiary of the Acquiror ("Merger Sub"). Pursuant to the Agreement, the Acquiror will cause Merger Sub to commence a tender offer (the "Offer") for all the outstanding shares of the Company's common stock, par value $0.01 (the "Shares"), at a price for each share equal to, at the election of the holder of such Share and subject to proration: (i) $20.80 payable in cash or (ii) such number of shares of Parent Common Stock equal to the quotient obtained by dividing (A) $20.80 by (B) the Average Trading Price (either (i) or (ii) or such prorated combination as determined under the Agreement, the "Consideration"). The Agreement further provides that, following completion of the Offer, Merger Sub will be merged with and into the Company (the "Merger") and each outstanding Share, other than (i) Shares owned by the Acquiror, Merger Sub (including Shares received in the Offer) or the Company or any of their respective direct or indirect wholly-owned subsidiaries (other than Shares held on behalf of third parties) and (ii) Dissenting Shares, will be converted into the right to receive the Consideration. The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement. Any term not otherwise defined herein shall have the meaning given such term in the Agreement.

        In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of the Agreement; (ii) reviewed and analyzed certain financial and other data with respect to the Company and the Acquiror which was publicly available; (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror that were publicly available, as well as those that were furnished to us by the Company and the Acquiror, respectively; (iv) conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses (ii) and (iii) above, as well as their respective businesses and prospects before and after giving effect to the Merger; (v) reviewed the current and historical reported prices and trading activity of the Shares and the Parent Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company and the Acquiror with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

        We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company and the Acquiror that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company and the Acquiror as to the expected future results of operations and financial condition of the Company and the Acquiror, respectively, to which such financial forecasts, estimates and other forward-looking information relate. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company and the Acquiror, and on the assumptions of the management of the Company and the Acquiror, as to all accounting, legal, tax and financial reporting matters with respect to the Company, the Acquiror and the Agreement.

        We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis, (ii) each party to such agreements will fully and timely perform in all respects material to our analysis all of the covenants and agreements required to be performed by such party, (iii) the Offer and the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents (including any consents required under applicable state corporate laws) required for the Offer and the Merger will be obtained in a manner that will not adversely affect the Company, the Acquiror or the contemplated benefits of the Offer and the Merger.

        In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or the Acquiror, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company, the Acquiror or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, the Acquiror or any of their affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

        This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which the Shares or the shares of Parent Common Stock may trade following announcement of the Merger or at any future time, although we have assumed that the price of Parent Common Stock after the determination of the Average Trading Price (as defined in the Agreement) will not impact the Consideration. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

        We have not been requested to, and did not, (i) solicit any expressions of interest from any other parties with respect to any business combination with the Company or any other alternative transaction, or (ii) advise the Board of Directors or any other party with respect to other strategic alternatives to the Offer and the Merger.

        We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing such services, a significant portion of which is contingent upon the consummation of the Offer and the Merger. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Offer and the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We previously provided advisory services to one of the founders of the Company (who is no longer with the Company) for which we received compensation directly from such founder. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory and services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquior, for which we would expect to receive compensation.

        Consistent with applicable legal and regulatory requirements, Piper Jaffray & Co. ("Piper Jaffray") has adopted policies and procedures to establish and maintain the independence of Piper Jaffray's Research Department and personnel. As a result, Piper Jaffray's research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Company and the Transaction and other participants in the Transaction (including the Parent) that differ from the opinions of Piper Jaffray's investment banking personnel.

        This opinion is provided solely for the benefit of the Board of Directors of the Company in connection with, and for the purpose of, its evaluation of the Offer and the Merger, and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, creditor or any other person other than the Board of Directors of the Company and shall not be used or relied upon for any other purpose. This opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

        This opinion addresses solely the fairness, from a financial point of view, to the holders of the Shares of the Consideration to be paid by the Acquiror and does not address any other terms or agreement relating to the Offer, Merger or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with the Offer or effect the Merger, the merits of the Offer or the Merger relative to any alternative transaction or business strategy that may be available to the Company, the Acquiror's ability to fund the consideration, any other terms contemplated by the Agreement or the fairness of the Offer or the Merger to any other class of securities, creditor or other constituency of the Company. We express no opinion with respect to the allocation of the Consideration among the holders of the Shares. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the Consideration to be received by the holder of the Shares or with respect to the fairness of any such compensation, including whether any such payments are reasonably in the context of the Merger.

        Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Consideration is fair, from a financial point of view, to the holders of the Shares (other than the Acquiror and its affiliates, if any), as of the date hereof.

Sincerely,

/s/ PIPER JAFFRAY & CO.

ANNEX C

October 20, 2010

St. Jude Medical, Inc.
One St. Jude Medical Drive
St. Paul, Minnesota 55117

  Re:
  Registration Statement on Form S-4

Ladies and Gentlemen:

        We have acted as counsel to St. Jude Medical, Inc. ("St. Jude") in connection with the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010 (including exhibits thereto, the "Agreement"), by and among St. Jude, Asteroid Subsidiary Corporation ("Acquisition Sub"), an indirect wholly-owned subsidiary of St. Jude, and AGA Medical Holdings, Inc. ("AGA"). In accordance with the Agreement, Acquisition Sub will commence an offer (the "Offer") to exchange, for each share of common stock of AGA, cash or common stock of St. Jude, Acquisition Sub will be merged with and into AGA (the "Merger"), with AGA surviving the Merger as an indirect wholly-owned subsidiary of St. Jude and, if certain conditions are satisfied, AGA will then merge with and into a direct wholly owned subsidiary of St. Jude ("Acquiring", and such merger, the "Second Merger"), with Acquiring surviving the Second Merger as a wholly-owned subsidiary of St. Jude. Except as otherwise indicated, capitalized terms used herein have the meanings set forth in the Agreement.

        At your request, we have examined the form of Registration Statement on Form S-4 filed with the United States Securities and Exchange Commission on October 20, 2010 (the "Registration Statement") in connection with the registration of the shares of St. Jude's common stock to be issued to the shareholders of AGA pursuant to the Agreement. You have requested our opinion regarding the federal income tax matters described in the Registration Statement under the section "Material U.S. Federal Income Tax Consequences," as set forth below.

        In preparing this opinion, we have examined and relied upon the Agreement, the Registration Statement and such other documents as we have deemed necessary or appropriate to enable us to render the opinion set forth below. In addition, in connection with rendering this opinion, we have assumed, without independent investigation:

          a)    the genuineness of all signatures, the legal capacity of natural persons, the authenticity of original documents submitted to us, the conformity to the originals of documents submitted to us as copies, and the due and valid execution, delivery, enforceability, and authorization of all such documents where due execution, delivery, enforceability, and authorization are prerequisites to the effectiveness thereof;

          b)    the consummation of the Offer, Merger and, if applicable, the Second Merger, in accordance with the terms set forth in the Agreement and as described in the Registration Statement, without any waiver, breach or amendment of any material provision thereof, and the performance of all covenants contained in the Agreement without waiver or breach of any material provision thereof;

          c)     that all facts, statements, covenants, descriptions, representations and warranties contained in the documents referred to herein or otherwise made available to us are true and correct and no actions have been taken or will be taken that are inconsistent with such facts, statements, descriptions, or representations or that make such facts, statements, descriptions, or representations untrue, incorrect or incomplete;

          d)    that any representation or statement in any document referred to herein made "to the knowledge" of one or more persons or otherwise similarly qualified is correct without such

C-1

  qualification, and all statements, representations and warranties, whether or not qualified, are true and will remain true through the Effective Time and thereafter where relevant; and

          e)    that at all relevant times prior to and including the Effective Time: (i) no outstanding indebtedness of AGA or Acquiring has represented or will represent equity for federal income tax purposes; (ii) no outstanding equity of AGA, Acquisition Sub or Acquiring has represented or will represent indebtedness for federal income tax purposes; and (iii) no outstanding security, instrument, agreement, or arrangement that provides for, contains, or represents a right to acquire equity in AGA (or to share in the appreciation thereof) constitutes or will constitute "stock" for purposes of Section 368(c) of the Code.

        Based upon the foregoing, and subject to the limitations, qualifications, and assumptions set forth herein and in the Registration Statement under the caption "Material U.S. Federal Income Tax Consequences", it is our opinion that the discussion under the caption "Material U.S. Federal Income Tax Consequences", to the extent it constitutes descriptions of legal matters or legal conclusions, is accurate in all material respects.

        This opinion represents our best judgment regarding the application of federal income tax laws under the Code, existing judicial decisions, administrative regulations and published rulings and procedures, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. Any such change could adversely affect our opinion as stated herein. We undertake no responsibility to advise you of any changes in, or changes in the application or interpretation of, the federal income tax laws. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not successfully assert a contrary position.

        This opinion is being delivered prior to the consummation of the Offer, the Merger and Second Merger, if any, and therefore is prospective and dependent on future events. We have not undertaken any independent investigation of any matter upon which we have relied or assumed in rendering this opinion. Any alteration or inaccuracy of any matter upon which we have relied or in any assumptions that we have made could adversely affect our opinion as stated herein.

        This opinion addresses only the matters described above, and does not address any other federal, state, local or foreign tax consequences that may result from the Offer, the Merger and Second Merger, if any. No opinion is implied or may be inferred beyond the matters expressly stated herein. In particular, this opinion does not address whether the Offer, taken together with the Merger and the Second Merger, will be treated as a "reorganization" within the meaning of Section 368(a) of the Code.

        This opinion is being delivered solely for the purpose of being included as an exhibit to the Registration Statement. We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the captions "Material U.S. Federal Income Tax Considerations" and "Legal Matters" in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, or the rules or regulations promulgated thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term "experts" as used in the Securities Act.

Very truly yours,
/s/ GIBSON, DUNN & CRUTCHER LLP

C-2

 ANNEX D

SECTION 262 OF THE DELAWARE GENERAL CORPORATE LAW

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX E

INFORMATION CONCERNING ST. JUDE MEDICAL, INC., ASTEROID SUBSIDIARY CORPORATION AND DIRECTORS AND EXECUTIVE OFFICERS OF ST. JUDE MEDICAL, INC. AND ASTEROID SUBSIDIARY CORPORATION

        The following tables set forth the name, age and present principal occupation or employment, and material occupations, positions, offices or employment for the past ten years, of each director and executive officer of St. Jude Medical, Inc. ("St. Jude Medical") and Asteroid Subsidiary Corporation ("Asteroid"). The business address and telephone number of each director or executive officer is: St. Jude Medical, Inc., One St. Jude Medical Drive, St. Paul, Minnesota 55117, (651) 756-2000, which address and telephone number is St. Jude Medical's business address and telephone number.

        During the last five years, neither St. Jude Medical nor Asteroid, nor, to the best knowledge of St. Jude Medical or Asteroid, any of the persons listed below:

  •
  has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

  •
  was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

        All of the persons listed below are citizens of the United States, with the exception of Denis Gestin, who is a citizen of France.

ST. JUDE MEDICAL DIRECTORS

Name	Age	Present Principal Occupation Or Employment and Employment History
Daniel J. Starks	56	Director of St. Jude Medical since 1996. Chairman, President and Chief Executive Officer of St. Jude Medical since May 2004. President and Chief Operating Officer of St. Jude Medical from February 2001 to May 2004. From April 1998 to February 2001, President and Chief Executive Officer of the Cardiac Rhythm Management Division of St. Jude Medical. Previously, Chief Executive Officer and President, Daig Corporation. Director of Urologix, Inc. from October 2002 to November 2009.
Stuart M. Essig	49

Director of St. Jude Medical since 1999. President and Chief Executive Officer and a member of the Board of Directors of Integra LifeSciences Holdings Corporation, a manufacturer of medical devices and implants, since December 1997. Director of Zimmer Holdings from March 2005 to August 2008.

Barbara B. Hill	58

Director of St. Jude Medical since December 2007. President, Chief Executive Officer and Director of ValueOptions, Inc., a managed behavioral health company, and FHC Health Systems, Inc., its parent company, since March 2006. Chairman and Chief Executive Officer of Woodhaven Health Services, an institutional pharmacy company, from August 2004 to March 2006. President and Director of Express Scripts, Inc., a pharmacy benefits management company, from April 2002 to October 2003. Director of Rotech Healthcare Inc. from September 2005 to June 2006.

Name	Age	Present Principal Occupation Or Employment and Employment History
Michael A. Rocca	66

Director of St. Jude Medical since March 2004. Retired in 2000 from Mallinckrodt, Inc., a pharmaceutical and medical device manufacturer, where he was Senior Vice President and Chief Financial Officer from 1994 to 2000. Director of Hyatt Hotels Corporation and Lawson Software, Inc. Director of Ligand Pharmaceuticals, Inc. from April 1999 to May 2007.

Richard R. Devenuti	52

Director of St. Jude Medical since 2001. Senior Vice President and Chief Operating Officer of the CMA Division of EMC Corporation, a developer and provider of information infrastructure technology and solutions, since July 2008. Senior Vice President of Worldwide Services and IT of Microsoft Corporation, a software company, from December 2003 until January 2007. From March 1999 to December 2003, Vice President and Chief Information Officer of Microsoft Corporation. Director of Convergys Corporation and Director of XETA Technologies Inc. from May 2008 to November 2009.

Thomas H. Garrett III	65

Director of St. Jude Medical since 1979. Self-employed as a business consultant since June 1996. Previously, a member of the law firm of Lindquist & Vennum PLLP of Minneapolis, Minnesota, and its Managing Partner from 1993 through 1995. Director of Lifecore Biomedical, Inc. from July 1996 to March 2008.

Wendy L. Yarno	56

Director of St. Jude Medical since 2002. Chief Marketing Officer of Hemoshear LLC since September 2010. Retired in 2008 from Merck & Co., Inc., a pharmaceutical company, where she was Chief Marketing Officer from 2006 to 2008. General Manager, Business Unit, Merck & Co., Inc., from 2005 to 2006. Executive VP, Worldwide Human Health, Merck & Co., Inc. from 2002 to 2005.

John W. Brown	76

Director of St. Jude Medical since August 2005. Chairman of the Board of Stryker Corporation, an orthopedic device company, from 1997 through December 2009. Chief Executive Officer of Stryker Corporation from 1977 through 2004. Chairman Emeritus of Stryker Corporation and Director of Gen-Probe Incorporated.

ST. JUDE MEDICAL EXECUTIVE OFFICERS

Name	Age	Present Principal Occupation Or Employment and Employment History
Daniel J. Starks	56	Chairman and Chief Executive Officer of St. Jude Medical since 2004 and President since 2001. Mr. Starks has served on St. Jude Medical's Board of Directors since 1996 and has been Chairman, President and Chief Executive Officer of St. Jude Medical since May 2004. Previously, Mr. Starks was President and Chief Operating Officer of St. Jude Medical from February 2001 to May 2004. From April 1998 to February 2001, he was President and Chief Executive Officer of our Cardiac Rhythm Management Division, and prior to that, Mr. Starks was Chief Executive Officer and President of Daig Corporation, a wholly-owned subsidiary of St. Jude Medical.

Name	Age	Present Principal Occupation Or Employment and Employment History
John C. Heinmiller	56

Executive Vice President of St. Jude Medical since 2004 and Chief Financial Officer since 1998. Mr. Heinmiller joined St. Jude Medical in May 1996 as a part of its acquisition of Daig Corporation, where Mr. Heinmiller had served as Vice President of Finance and Administration since 1995. In May 1998, he was named Vice President of Corporate Business Development. In September 1998, he was appointed Vice President, Finance and Chief Financial Officer and in May 2004 was promoted to Executive Vice President.

Michael T. Rousseau	54

Group President of St. Jude Medical since 2008 and President, U.S. Division since 2009. Mr. Rousseau joined St. Jude Medical in 1999 as Senior Vice President, Cardiac Rhythm Management Global Marketing. In August 1999, Cardiac Rhythm Management Marketing and Sales were combined under his leadership. In January 2001, he was named President, U.S. Cardiac Rhythm Management Sales, and in July 2001, he was named President, U.S. Division, a position Mr. Rousseau held until January 2008, when he was promoted to Group President, initially responsible for the company's four product divisions. In November 2009, Mr. Rousseau's Group President responsibilities were realigned, with the company's Cardiac Rhythm Management Division and U.S. Division reporting directly to him. Mr. Rousseau was also named President, U.S. Division.

Frank J. Callaghan	57

President, Cardiovascular of St. Jude Medical since 2008. Mr. Callaghan joined St. Jude Medical as Vice President of Research and Development for the Atrial Fibrillation Division in January 2005 as part of the ESI acquisition. From 1995 to 2005, Mr. Callaghan served as Vice President of Research and Development for ESI. In January 2008, he was promoted to President, Cardiovascular Division.

Christopher G. Chavez	55

President, Neuromodulation of St. Jude Medical since 2005. Mr. Chavez serves as President, Neuromodulation Division, as a result of St. Jude Medical's acquisition of Advanced Neuromodulation Systems ("ANS") in November 2005. From April 1998 to 2005, he served as President, Chief Executive Officer and Director of ANS, when it was a separate company, and has since served as President, Neuromodulation Division.

Eric S. Fain, M.D.	50

President, Cardiac Rhythm Management of St. Jude Medical since 2007. Dr. Fain joined St. Jude Medical in 1997 as a part of our acquisition of Ventritex, Inc., where he had served since 1987. In 1998, he was named Senior Vice President, Clinical Engineering and Regulatory Affairs, Cardiac Rhythm Management. In 2002 he was appointed Senior Vice President for Development and Clinical/Regulatory Affairs for Cardiac Rhythm Management and was promoted to Executive Vice President over those functions in 2005. In July 2007, Dr. Fain became President, Cardiac Rhythm Management Division.

Name	Age	Present Principal Occupation Or Employment and Employment History
Denis M. Gestin	46

President, International of St. Jude Medical since 2008. Mr. Gestin joined St. Jude Medical in 1997 as manager of cardiac rhythm management and catheter product sales in France. He was named Managing Director of St. Jude Medical France in 1999 and was promoted to Vice President, Northern Europe & Africa in 2002. He was named President of SJM Europe, Middle East, Africa and Canada in August 2004, and in January 2008, Mr. Gestin was promoted to President, International Division.

Jane J. Song	48

President, Atrial Fibrillation of St. Jude Medical since 2004. Ms. Song joined St. Jude Medical in 1998 as Senior Vice President, Cardiac Rhythm Management Operations. In May 2002, she was appointed President, Cardiac Surgery Division, and in August 2004, was appointed President, Atrial Fibrillation Division.

Behzad (Ben) Khosravi	54

Vice President, Global Quality of St. Jude Medical since 2009. Mr. Khosravi joined St. Jude Medical in 1998 as Vice President, Quality, Cardiac Rhythm Management. He held various positions within the Cardiac Rhythm Management division. In 2005, he was promoted to Senior Vice President Quality and Leads Development and Operations, Cardiac Rhythm Management. In 2006, he served as Executive Vice President Quality and Leads Development and Operations, Cardiac Rhythm Management. Prior to being appointed Vice President, Global Quality in 2009, Mr. Khosravi was Executive Vice President, Product Development and Leads Operations, Cardiac Rhythm Management from 2007 to 2009.

Angela D. Craig	38

Vice President, Corporate Relations and Human Resources of St. Jude Medical since 2010. Ms. Craig joined St. Jude Medical in May 2005 as Vice President of Communications and served in that position until being named Vice President, Corporate Relations, in January 2006. In August 2010, Ms. Craig was named Vice President, Corporate Relations and Human Resources. Prior to joining St. Jude Medical, Ms. Craig spent 12 years with Smith & Nephew plc, a medical device company headquartered in London, England, where she last served as Vice President of U.S. Public Relations and Investor Relations from 2003 to 2005.

Pamela S. Krop	52

Vice President, General Counsel and Corporate Secretary of St. Jude Medical since 2006. Ms. Krop joined St. Jude Medical in July 2006 as Vice President, General Counsel and Corporate Secretary. She previously spent 15 years at General Electric (GE) Company, a diversified industrial corporation, and served as General Counsel of GE Healthcare Bio-Sciences, a $3 billion business acquired by GE, formerly known as Amersham plc.

Name	Age	Present Principal Occupation Or Employment and Employment History
Thomas R. Northenscold	52

Vice President, Information Technology and Chief Information Officer of St. Jude Medical since 2007. Mr. Northenscold joined St. Jude Medical in 2001 as Vice President, Finance and Administration of Daig Corporation, a wholly-owned subsidiary of St. Jude Medical. In March 2003, he was named Vice President, Administration and in November 2007 was promoted to Vice President, Information Technology and Chief Information Officer.

Donald J. Zurbay	43

Vice President of St. Jude Medical since 2006 and Corporate Controller since 2004. Mr. Zurbay joined St. Jude Medical in 2003 as Director of Corporate Finance. In 2004, Mr. Zurbay was named Corporate Controller, and in January 2006 he was named Vice President and Corporate Controller.

ASTEROID DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Present Principal Occupation Or Employment and Employment History
John Heinmiller	56	Director, President and Treasurer of Asteroid since October 2010. Executive Vice President of St. Jude Medical since 2004 and Chief Financial Officer since 1998. Mr. Heinmiller joined St. Jude Medical in May 1996 as a part of its acquisition of Daig Corporation, where Mr. Heinmiller had served as Vice President of Finance and Administration since 1995. In May 1998, he was named Vice President of Corporate Business Development. In September 1998, he was appointed Vice President, Finance and Chief Financial Officer and in May 2004 was promoted to Executive Vice President.
Pamela S. Krop	52

Director, Vice President and Secretary of Asteroid since October 2010. Vice President, General Counsel and Corporate Secretary of St. Jude Medical since 2006. Ms. Krop joined St. Jude Medical in July 2006 as Vice President, General Counsel and Corporate Secretary. She previously spent 15 years at GE Company, a diversified industrial corporation, and served as General Counsel of GE Healthcare Bio-Sciences, a $3 billion business acquired by GE, formerly known as Amersham plc.

Donald J. Zurbay	43

Director and Vice President of Asteroid since October 2010. Vice President of St. Jude Medical since 2006 and Corporate Controller since 2004. Mr. Zurbay joined St. Jude Medical in 2003 as Director of Corporate Finance. In 2004, Mr. Zurbay was named Corporate Controller, and in January 2006 he was named Vice President and Corporate Controller.

        None of the executive officers and directors of St. Jude Medical or Asteroid currently is a director of, or holds any position with, AGA Medical Holdings, Inc. ("AGA") or any of its subsidiaries. St. Jude Medical and Asteroid believe that none of their directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of AGA. St. Jude Medical and Asteroid believe no such person has been involved in any transaction with AGA or any of AGA's directors, executive officers, affiliates or associates which is required to be disclosed pursuant to the rules and regulations of the SEC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        Section 521 of the Minnesota Business Corporation Act provides that a company shall, subject to certain limitations, indemnify officers and directors made or threatened to be made a party to a proceeding by reason of that officer or director's former or present official capacity with the company. As required, St. Jude Medical will indemnify that person against judgments, penalties, fines, settlements and reasonable expenses if the officer or director:

  •
  has not been indemnified by another organization;

  •
  acted in good faith;

  •
  has not received an improper personal benefit and Section 255 regarding director conflicts of interests, if applicable, has been satisfied;

  •
  assuming the case is a criminal proceeding, the person had no reasonable cause to believe the conduct was unlawful; and

  •
  reasonably believed that the conduct was in the best interests of St. Jude Medical or, in the case of an officer or director who is or was serving at the request of St. Jude Medical as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of St. Jude Medical.

        Article XIV of St. Jude Medical's Articles of Incorporation, as amended and restated, provides that, to the fullest extent permissible under the Minnesota Business Corporation Act, the directors of St. Jude Medical shall not be liable to St. Jude Medical or the shareholders of St. Jude Medical for monetary damages for breach of fiduciary duty as a director.

        Article VII of St. Jude Medical's Bylaws, as amended and restated, provides that St. Jude Medical shall indemnify the officers and directors of St. Jude Medical under such circumstances and to the extent permitted by Section 521 of the Minnesota Business Corporation Act described above.

        St. Jude Medical will enter into indemnification agreements with the directors and officers of St. Jude Medical. The indemnification agreements provide that St. Jude Medical shall, subject to certain limitations, indemnify the directors and officers of St. Jude Medical who are made or threatened to be made a party to a proceeding by reason of their former or present official capacities with St. Jude Medical. The circumstances under which St. Jude Medical will indemnify such directors or officers against judgments, penalties, fines, settlements and reasonable expenses pursuant to these indemnification agreements are the same as those provided in Section 521 of the Minnesota Business Corporation Act described above.

        St. Jude Medical maintains directors' and officers' liability insurance, which covers certain liabilities and expenses of the directors and officers of St. Jude Medical and covers St. Jude Medical for reimbursement of payments to such directors and officers in respect of such liabilities and expenses.

Item 21.    Exhibits and Financial Statement Schedules.

        The following exhibits are filed herewith unless otherwise indicated.

Exhibit Number	Title
2.1**	Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc, Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc. (included as Annex A to the prospectus/offer to exchange included in this registration statement).
3.1**
Articles of Incorporation of St. Jude Medical, as amended on May 9, 2008 (incorporated by reference to Exhibit 3.1 of St. Jude Medical's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008).
3.2**	Bylaws of St. Jude Medical, as amended and restated as of February 25, 2005 (incorporated by reference to Exhibit 3.1 of St. Jude Medical's Current Report on Form 8-K filed on March 2, 2005).
4.1**	Specimen Common Stock Certificate.
5.1**	Opinion of Gibson, Dunn & Crutcher LLP as to the legality of the securities being registered.
8.1**	Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters (included as Annex C to the prospectus/offer to exchange included in this registration statement).
21.1**	Subsidiaries of the St. Jude Medical (incorporated by reference to Exhibit 21 of St. Jude Medical's Annual Report on Form 10-K filed on March 2, 2010).
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm to St. Jude Medical.
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm to AGA.
23.3**	Consent of Gibson, Dunn & Crutcher LLP (set forth in Exhibit 5.1).
23.4**	Consent of Gibson, Dunn & Crutcher LLP (set forth in Exhibit 8.1).
23.5**	Consent of Piper Jaffray & Co.
99.1**	Form of Letter of Election and Transmittal.
99.2**	Opinion of Piper Jaffray & Co. (included as Annex B to the prospectus/offer to exchange included in this registration statement).
99.3**	Form of Notice of Guaranteed Delivery.
99.4**	Form of Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees.
99.5**	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.6**
Tender and Voting Agreement, dated as of October 15, 2010, among St. Jude Medical, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and The Frank L. Gougeon Revocable Trust (incorporated by reference to Exhibit 99.1 of AGA Current Report on Form 8-K filed on October 18, 2010).

**
Previously Filed

Item 22.    Undertakings.

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus/offer to exchange required by Section 10(a)(3) of the Securities Act;

             (ii)  To reflect in the prospectus/offer to exchange any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of this form; and (2) the registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (d)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (e)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus/offer to exchange pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (f)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota, on the eighth day of November, 2010.

ST. JUDE MEDICAL, INC.
By:	/s/ PAMELA S. KROP Pamela S. Krop Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons have signed this Registration Statement in the capacities and on the date indicated.

* Daniel J. Starks	Chairman, President and Chief Executive Officer (Principal Executive Officer)	November 8, 2010
* John C. Heinmiller	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 8, 2010
* John W. Brown	Director	November 8, 2010
* Richard R. Devenuti	Director	November 8, 2010
* Stuart M. Essig	Director	November 8, 2010
* Thomas H. Garrett III	Director	November 8, 2010
* Barbara B. Hill	Director	November 8, 2010
* Michael A. Rocca	Director	November 8, 2010

* Wendy L. Yarno	Director	November 8, 2010

*By:	/s/ PAMELA S. KROP Pamela S. Krop Attorney-in-Fact

EXHIBIT INDEX

        The following exhibits are filed herewith unless otherwise indicated.

Exhibit Number	Title
2.1**	Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc, Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc. (included as Annex A to the prospectus/offer to exchange included in this registration statement).
3.1**
Articles of Incorporation of St. Jude Medical, as amended on May 9, 2008 (incorporated by reference to Exhibit 3.1 of St. Jude Medical's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008).
3.2**	Bylaws of St. Jude Medical, as amended and restated as of February 25, 2005 (incorporated by reference to Exhibit 3.1 of St. Jude Medical's Current Report on Form 8-K filed on March 2, 2005).
4.1**	Specimen Common Stock Certificate.
5.1**	Opinion of Gibson, Dunn & Crutcher LLP as to the legality of the securities being registered.
8.1**	Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters (included as Annex C to the prospectus/offer to exchange included in this registration statement).
21.1**	Subsidiaries of the St. Jude Medical (incorporated by reference to Exhibit 21 of St. Jude Medical's Annual Report on Form 10-K filed on March 2, 2010).
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm to St. Jude Medical.
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm to AGA.
23.3**	Consent of Gibson, Dunn & Crutcher LLP (set forth in Exhibit 5.1).
23.4**	Consent of Gibson, Dunn & Crutcher LLP (set forth in Exhibit 8.1).
23.5**	Consent of Piper Jaffray & Co.
99.1**	Form of Letter of Election and Transmittal.
99.2**	Opinion of Piper Jaffray & Co. (included as Annex B to the prospectus/offer to exchange included in this registration statement).
99.3**	Form of Notice of Guaranteed Delivery.
99.4**	Form of Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees.
99.5**	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.6**
Tender and Voting Agreement, dated as of October 15, 2010, among St. Jude Medical, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and The Frank L. Gougeon Revocable Trust (incorporated by reference to Exhibit 99.1 of AGA Current Report on Form 8-K filed on October 18, 2010).

**
Previously Filed